2


08002947

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tractebel Energia S.A.

*CURRENT ADDRESS

PROCESSED

JUN 04 2008

THOMSON REUTERS

**FORMER NAME

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**NEW ADDRESS

FILE NO. 82- 04760 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/2/08


Tractebel Energia
SUEZ

12-31-07
AR/S

MANAGEMENT REPORT FOR FISCAL YEAR 2007 AND FINANCIAL STATEMENTS FOR FISCAL YEARS 2007 AND 2006

TRACTEBEL ENERGIA S. A.

Financial and Investor Relations Area

Accounting Area

Management Report

Dear Shareholders,

The Management of Tractebel Energia S.A. ("Tractebel Energia" or the "Company") is pleased to present for your examination the Management Report and corresponding financial statements accompanied by the opinions of the Independent Auditors and Fiscal Council with respect to the fiscal year ending December 31 2007. Information is shown in millions of Reais and on a consolidated basis except when specified to the contrary and in accordance with generally accepted accounting practices in Brazil.

Message from the Management

The year 2007 was one of many achievements for Tractebel Energia. From the financial viewpoint, we reported the largest net income in our history, R$ 1,046 million, and 7% greater than 2006, also driven by record sales. Our operating performance was equally exemplary: in spite of working to meet intense levels of demand, our plants reached an uptime rate of 98%, ignoring scheduled stoppages. This enabled us to supply additional market requirements such as the export of energy to Argentina. In doing so, the Company broke another record: the annual generation of nearly 34,000 GWh or 3,865 average MW.

Equally important as our financial and operating performance was the start made on a series of projects that will be instrumental to the new growth cycle of Tractebel Energia.

One of the highlights among the several investments during the year was the acquisition of Companhia Energética São Salvador, responsible for the construction and future operation of the hydro power plant of the same name. Located on the Tocantins River, the plant will represent an increase of 243 MW in Tractebel Energia's installed capacity with production scheduled to begin in 2009.

Another important addition to sources of renewable energy was the acquisition of the Ponte de Pedra Hydroelectric Power Plant, situated on the boundary between the states of Mato Grosso and Mato Grosso do Sul. The plant has been operational since 2005 and, when approval for the transaction is authorized by the appropriate regulatory entities, will add a further 176 MW to our installed capacity.

We continue to anticipate a robust cash flow over the next few years for providing the necessary resources for all these investments. Cash flow will be bolstered by the sale of 256 average MW from the Estreito Hydroelectric Power Plant project. Under construction on the Tocantins River, this plant will have an installed capacity of 1,087 MW and is one of the largest energy generation projects in Brazil. It is our intention to acquire in the first half of 2008 the stake that our parent company, SUEZ Energy South America Participações Ltda. (SESA), currently holds in the operation.

Concerning the thermoelectric generating business, the highlight of the year was the acquisition of the Seival project in the state of Rio Grande do Sul. This is envisaged to add up to 540 MW to the Company's installed capacity when the plant enter into operation in 2012. We intend to export the larger part of the production from this plant to Uruguay, transforming part of the coal seams, as yet unused in the state of Rio Grande do Sul, into added value for Brazil.

All these acquisitions, together with the Company's positive results, were landmark events in 2007. The year was also characterized by the increase of our know-how of alternative energy sources such as biomass, wind power and Small Hydroelectric Plants (SHPs). The experience gained from the tentative steps in this segment, if not always producing results, reinforces our capacity to evaluate more precisely new opportunities related to these sources going into 2008.

Set against this background together with the growth in consumption of electricity in Brazil, we believe that we are well placed to grow. And to grow in a sustainable manner. On this basis, in 2007, we expanded initiatives with the objective of underscoring our commitment to the principles of sustainable development. This will require the evaluation of our results not only in the operating-financial dimension but also in the social and environmental fields.

An important step was the official confirmation of our Vision – "In a sustainable way, to be the best energy company in Brazil" – and our Mission statement – "To generate energy for life". We have also set up a Sustainability Committee, responsible for establishing targets for our socio-environmental operations and monitoring the results of our projects and actions in the corporate responsibility sphere.

And we have gone even further: we have improved our Code of Ethics in alignment with the "Rules of Organization and Conduct of the SUEZ Group's Companies". The new Code reaffirms the values we share with our parent company and goes into more detail on questions with respect to the ethical behavior of the Company. In addition, we prepared the Board of Directors' internal charter based on an analogous document adopted by SUEZ.

In recognition of the adoption of best practices in market relations, we were honored with the Transparency Trophy, awarded by the National Association of Finance, Administration and Accounting Executives (ANEFAC), in partnership

with SERASA and the Institute for Accounting, Actuarial and Financial Foundation (FIPECAFI), to companies that disclose their balance sheets and other account statements in a clear and precise manner.

Our commitment to sustainable growth was equally recognized: Tractebel Energia's shares were reconfirmed as part of the São Paulo Stock Exchange's (Bovespa) Corporate Sustainability Index (ISE) for the third consecutive year and all plant NBR ISO 9001 and NBR ISO 14001 certifications were renewed.

The robust growth in 2007, good prospects for the infrastructure sector as a whole and the opportunities for consolidation in the Brazilian electricity sector all point to fertile ground for further investments in 2008. If in previous years we underwent a transformation in readiness for this new cycle of expansion, fiscal year 2007 undoubtedly marked our return to a growth trajectory. Our desire is to continue to grow, increasing market share on a sustainable basis without sacrificing ethics, efficiency and commitment to the socio-environmental development of the regions where we operate. We are certain that in this way we shall increasingly generate value for our shareholders and for society. And it is to society together with our employees, customers, suppliers and all those that play a role in our activities that we would like to extend our thanks for their dedication, support and trust.

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Maurício Stolle Bähr
Chairman of the Board of Directors

1. Institutional Profile

Tractebel Energia is the largest private sector electricity generating company in Brazil. Since 1998, the year it began operations in the country, Tractebel Energia has focused on all stages of implementation and operation of generating plants. The commercialization of energy produced at its plants as well as that of third parties, is transacted directly with distributors, commercialization agents and industrial customers.

The Company's registered offices are located in Florianópolis, state of Santa Catarina. At the end of 2007 Tractebel Energia had a generating complex of six hydroelectric and seven thermoelectric power plants, sited in the states of Santa Catarina, Rio Grande do Sul, Paraná, Mato Grosso do Sul and Goiás. The plants are coal-, gas-, fuel oil- and biomass-fired, all of them with emissions controlled and monitored by the Company. Emission levels adhere to the limits determined by the technical parameters and the licensing and environmental supervision agencies. Tractebel Energia has an installed capacity of 5,918 MW, of which 4,705 MW from hydroelectric generation and 1,213 MW from thermoelectric generation and corresponding to about 6% of Brazil's total installed capacity.

In addition to the current 13 operating plants, two new projects are under construction on the Tocantins River – the São Salvador and Estreito hydroelectric power plants. These will add a further 678 MW to Tractebel Energia's installed capacity.

During 2007, the Company acquired two other generation enterprises: the Seival thermoelectric project in the state of Rio Grande do Sul, due to be unveiled in 2012; and the Ponte de Pedra hydroelectric power plant located on the boundary between the states of Mato Grosso and Mato Grosso do Sul, already operational. This plant will add a further 176 MW to the Company's total capacity once the transaction is approved by the regulators. The acquisition of the thermoelectric project and the hydroelectric plant required a total capital injection of R$ 23.8 million and R$ 592.0 million, respectively.

1.1. Shareholding Control

The Company's total capital stock on December 31, 2007 was R$ 2,445.8 million, represented by 652,742,192 common shares. SUEZ Energy South America Participações Ltda. holds a controlling stake with 68.71% of the capital stock.

1.2. Corporate Structure

Tractebel Energia is controlled by SUEZ Energy South America Participações Ltda (SESA), part of the SUEZ Group. The Company, in turn, controls Companhia Energética São Salvador (CESS), Companhia Energética Meridional (CEM) – currently being incorporated -, Lages Bioenergética Ltda. and Tractebel Energia Comercializadora Ltda. In addition, the Company has a 48.75% shared control of Itá Energética S.A. (ITASA), the latter holding the concession for operating the Itá Hydroelectric Power Plant. Companhia Siderúrgica Nacional (CSN) and Companhia de Cimento Itambé are the other partners in the consortium.

Shareholding Control

68.71%
16.59%
1.90%
2.80%
10.00%
SESA
Banco Clássico
BNDESPAR
Brazilian Government
Others

In 2007, SESA transferred its shareholding stake in CESS to Tractebel Energia. CESS is the concessionaire for the construction and operation of the São Salvador Hydroelectric Power Plant, an investment representing R$ 304.0 million. During the year, the Company acquired a 2.82% shareholding in Machadinho Energética S.A. (MAESA) for R$ 28.8 million. The latter company is responsible for the construction and operation of the Machadinho Hydroelectric Power Plant. The acquisition added a further 11.1 average MW to Tractebel Energia's portfolio, equivalent to a 2.34% stake in the construction consortium, which also consists of Alcoa Alumínio S.A., Camargo Corrêa Cimentos S.A., Companhia Brasileira de Alumínio (CBA), Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT), Departamento Municipal de Eletricidade de Poços de Caldas (DME), Valesul Alumínio S.A. and Votorantim Cimentos Brasil Ltda. As a result of this transaction, the Company now holds 19.28% of the plant.

Another subsidiary, Tractebel Energia Comercializadora Ltda., is responsible for the commercialization of electricity in the free market, including the purchase, sale, import and export of electricity as well as the intermediation of any of these operations.


SUEZ
100.00%
100.00%
SUEZ Energy Brasil
SUEZ Energy South America Participações
40.07%
68.71%
Consórcio Estreito Energia
Tractebel Energia SUEZ
NOVO MERCADO
99.99%
99.99%
99.99%
48.75%
99.99%
2.82%
99.99%
Cia. Energética São Salvador
Lages Bioenergética
Tractebel Energia Comercializadora
ITASA
Cia. Energética Meridional
Machadinho Energética
Ponte de Pedra Energética S.A.

2. Macroeconomic Scenario

The Brazilian economy continued to grow during 2007, driven principally by the positive outlook for domestic consumption which increased thanks to price stability, the increase in investments, the improved levels of employment and expanded credit availability.

Inflation, as measured by the Amplified Consumer Price Index (IPCA), saw a slight increase over 2007, ending the year at 4.46%, albeit within the Government's inflation band target. Successive rises in food prices were one of the leading causes of the increase in the index.
However, interest rates fell during the year, continuing the tendency already recorded in 2006. According to Central Bank data, the Selic rate closed the year at its lowest nominal level, 11.25%, a 2.00 p.p. reduction compared with the preceding year.

In 2007, accumulated industrial production posted a growth of 6.0%, much above 2006 (2.8%) and 2005 (3.1%) and the best result since 2004 when expansion reached 8.3%, according to the Brazilian Geography and Statistics Office (IBGE).. There was an across-the-board increase in production, driving twenty-one economic activities and 66.0% of the products surveyed.

Compared with past experience, these indicators reflect the major resilience of the Brazilian economy in the face of international turbulence and the difficulties currently affecting the United States home mortgage market. Brazilian prices were only slightly penalized while the risk rating agencies maintain the country close to investment grade, contributing to the continued attraction for direct foreign investment.

3. Energy Market

The good performance of the Brazilian economy fed through to a significant improvement in demand for electricity. In 2007, total consumption was 376.9 TWh, an increase of 5.4% compared to 2006, based on data published by the Energy Research Company (EPE). Out of the total energy generated in 2007, 93.2% were from hydroelectric plants according to the National Energy System Operator (ONS). The rest was produced by thermoelectric plants powered by natural gas, diesel, fuel oil, charcoal or mineral coal, wood, biomass (mainly sugar cane bagasse) and nuclear fuel. It is worth pointing out that in 2007, industrial consumption accounted for 45.9% of the total demand as against 24.1% and 15.6% for the residential and commercial classes, respectively (EPE data).

In January 2007, the Federal Government announced the Acceleration Growth Plan (known by the acronym in Portuguese as the PAC) to meet the need for expanding the country's infrastructure. The plan envisages investments of R$ 503.9 billion in infrastructure over the next four years. Of this total, R$ 274.8 billion have been allocated to the electricity sector. The PAC offers benefits, such as investment-linked tax breaks and more extensive and improved conditions of financing from the National Economic and Social Development Bank (BNDES). Currently, the SUEZ Group is working on two plants, which are part of the PAC: São Salvador, already transferred to Tractebel Energia, and Estreito, in consortium with other investors. In the latter case, the stake held by SUEZ is to be transferred to Tractebel Energia in the first half of 2008.

4. Operational Performance

4.1. Availability

In 2007, the plant complex operated by Tractebel Energia recorded 98.0% of availiability, excluding scheduled stoppages. If all programmed stoppages are included, global availability was 93.0%, 94.8% in the case of hydro and 85.0% for thermoelectric generation.

4.2. Production

In the 12-month period, the Company's total electricity production amounted to 33,858 GWh (3,865 average MW), 28,858 GWh (3,294 average MW) from hydroelectric and 5,000 GWh (571 average MW) from thermoelectric sources.

Production in 2007 - Average MW



Thermal
571

In 2007, the Company broke all previous records in global generation, corresponding to a year on year growth of 58.6%. In the case of the hydroelectric plants this was principally due to much improved hydrological conditions and in the case of the thermoelectric plants, increased exports to Argentina.

Overall, the outstanding feature of these numbers is that, despite additional load demand culminating in the annual generation record already mentioned, total plant availability at Tractebel Energia remained at a high level, an indication of the degree of plants reliability in spite of the intensity of requirements from the system.

4.3. Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, trading companies and free customers (large industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by providing tailor-made services, permitting the adaptation of energy purchases to the production processes of each customer.

In 2007, the number of free customers in the portfolio increased compared with 2006, reaching 27.6% of gross operating revenue and 33.9% of the physical sales, representing a year on year increase of 4.5 p.p. and 4.6 p.p., respectively.

Breakdown of Customers by Physical Sales



3%
15%
3%
22%
1%
29%
3%
34%
2004
2005
2006
2007
Distribution Cos.
Trading Companies
Free Customers
Export

4.4. Energy Balance

Based on the outlook for the sector that indicates a potential increase in energy prices, the Company has opted to maintain part of its available energy on a non-contracted basis as from 2011.
According to the data of assured energy, physical guarantee and purchase and sale contracts in force on December 31 2007, Tractebel Energia's energy balance shows that the Company's current resources, including acquisitions from third parties, are almost entirely contracted until 2010.



Energy Balance
3,586
3,576
3,758
3,718
3,935
3,728
3,792
3,030
3,712
3,049
3,816
2,776
2008
2009
2010
2011
2012
2013
Available Energy
Contracted Energy

5. Economic-Financial Performance

5.1. Main Indicators

The following information is in millions of Reais and on a consolidated basis, except when otherwise stated, and in accordance with generally accepted accounting practices in Brazil.

Indicators	2007	2006	Change
Gross Operating Revenue	3,365	3,005	12.0%
Net Operating Revenue	3,043	2,706	12.5%
EBITDA	1,857	1,595	16.4%
EBITDA Margin	61,0%	59,0%	+2.0 p.p.
Result from the Service – EBIT	1,628	1,387	17.4%
Financial Income (Expenses)	(135)	(156)	13.8%
Net Income	1,046	979	6.8%
Total Assets	6,598	5,539	19.1%
Shareholders' Equity	2,817	2,765	1.9%
Investments and Applications in Fixed Assets	730	69	958.0%
Adjusted Net Debt	1,019	1,025	-0.6%
Number of Shares (thousand)	652,742	652,742	0.0%
Net Income per Share (R$)	1.60	1.50	6.8%
Book Value per Share (R$)	4.32	4.24	1.9%
Average Price per Share – ON (R$)	20.32	16.53	23.0%
Distribution of Dividends	993	930	6.8%
Market			
Energy Sales (GWh)	32,800	32,836	-0.1%
Energy Sales (average MW)	3,744	3,748	-0.1%
Labor Force			
Employees	917	905	1.3%

Note: EBITDA: result from service + financial expenses + depreciation and amortization of goodwill

Management's comments on the economic-financial performance and the result of the operations should be read together with the Financial Statements.

5.2. Gross Operating Revenue

As from January 2007, revenue from the supply of electricity was recognized net of ICMS sales tax, now collected on the basis of a special tax replacement regime on interstate sales operations. Up to December 31, 2006, the tax had been incorporated in the account group "Deductions from operating revenue". In order to facilitate comparative analysis between the periods under review, the values for gross operating revenue and respective deductions relative to fiscal year 2006 were changed respectively from R$ 3,060.7 million and R$ 355.2 million to R$ 3,005.1 million and R$ 299.6 million.

In 2007, gross operating revenue reached R$ 3,364.7 million, 12.0% higher than registered in 2006 - R$ 3,005.1 million. This was due to the increase in average sales price for energy of 12.0%, principally contracted with free consumers, and by the higher price and volume of exports for meeting energy demands from Argentina. In 2007, the quantity of energy sold remained at the same level as 2006, equivalent to approximately 3,740 average MW.

5.3. Deductions from Operating Revenue

For fiscal year 2007, deductions were R$ 321.3 million, 7.2% more than the same period in 2006 - R$ 299.6 million. The year on year difference was due largely to a combination of growth in sales revenue with a reduction in the ICMS sales tax resulting from changes to the organizational structure of the subsidiary, Tractebel Energia Comercializadora Ltda. as from June 2007. As a result, ICMS charged on electricity supply sales to end consumers in the state of São Paulo, previously recorded as ICMS deducted from revenue, is now collected on a tax replacement basis and deducted directly from end consumer sales revenue.

5.4. Net Operating Revenue

In fiscal year 2007, net revenue was R$ 3,043,4 million, 12.5% higher than the R$ 2,705.5 million recorded in 2006. The increase reported in the year was largely due to a year on year rise of 12% in the net average price of energy sales from R$ 80.96/MWh to R$ 90.65/MWh a result of price and volume increments in energy sales to free consumers as well as exports to Argentina.


Sales Volume - aMW
3,748
3,744
2006
2007


Net Operating Revenue - R$ million
2,706
3,043
2006
2007
Average Sales Price- R$/MWh
80.96
90.65
2006
2007

5.5. Costs of Electric Energy and Services

In the fiscal year 2007, costs remained practically unchanged relative to 2006, reporting R$ 1,069.8 million in 2007 and R$ 1,081.4 million in 2006. These changes reflect mainly the following elements:

- **Third party energy purchases:** a reduction of R$ 19.7 million due to the smaller quantities of energy bought for resale.

- **Transactions channeled through the Energy Trading Board - CCEE:** reduction of R$ 99.6 million, largely a combination of the following factors: (i) a decrease of R$ 102.3 million, principally due to lower exposure to the CCEE in the light of the optimization of allocation of hydraulic resources compared with 2006; (ii) an increase of R$ 61.4 million in revenue resulting from the Energy Reallocation Mechanism (MRE) due to the greater dispatch levels from the hydroelectric power plants by the National Electricity System Operator (ONS); and (iii) a reduction of R$ 57.4 million in sales revenue due to reduced dispatch from the William Arjona Thermoelectric Power Plant (WATPP) following the upgrading of transmission lines in the Campo Grande region(state of Mato Grosso do Sul) in November 2006.

- **Fuel expenses for electricity generation:** an increase of R$ 24.9 million basically reflecting a combination of the following factors: (i) a decrease of R$ 46.9 million, the result of lower demand for gas due to reduced dispatch levels from the WATPP following the upgrading in transmission lines and cuts in gas supplies in the final quarter of 2007; and (ii) an increase of R$ 72.6 million in the consumption of coal to meet greater demand for energy exports to Argentina in 2007.

- **Financial compensation for the use of hydrological resources:** growth of R$ 51.4 million due to the significant increase in the dispatch of energy from the hydroelectric plants by the ONS as compared with 2006 when southern Brazil suffered a severe drought. This was partially offset by enhanced MRE revenue, as mentioned above.

- **Depreciation and amortization:** an increase of R$ 21.4 million due to the revision of the lifespan of certain hydroelectric plant assets as from January 2007.

5.6. Selling Expenses

Selling expenses are largely made up of overheads for the use of, and connection to the electricity grid totaling R$ 216.7 million, 3.1% more than in 2006, due to an increase in charges for the use of the grid through the intermediary of an annual tariff increase as well as payroll expenses.

5.7. General and Administrative Expenses

Ignoring a non-recurring expense of R$ 9.1 million, recognized in 2006, due to the reimbursement of the surcharge previously collected to offset differences in PIS and COFINS taxes, general and administrative expenses in 2007 were 4.7% higher than in 2006, totaling R$ 130.1 million. These increases were mainly due to annual wage increases and recognition in 2007 of the provision for management bonuses and for the Voluntary Severance Program (PDV) implemented by the Company.

5.8. Constitution (Reversal) of Net Operational Provisions

In the 2007 fiscal year, a R$ 2.2 million provision was set aside. On the other hand in 2006, the net reversal of R$ 11.5 million was principally the result of the reversal of a civil liability provision of R$ 22.0 million and the constitution of a provision for payment of post-employment benefits of R$ 7.9 million.

5.9. Favorable Outcome to Legal Action

In 2007, the Company recognized a R$ 3.7 million gain following a final decision, not subject to appeal, with respect to the reduction of the rate for retention of Occupational Accident Insurance. Conversely, in 2006, the Company reported gains in legal actions totaling R$ 94.5 million of which R$ 5.8 million related to a declaratory action for the improper payment of guarantee insurance on an international tender bid for importing energy from Argentina, and R$ 88.7 million following a final decision, not subject to appeal, with respect to the elimination of the basis of calculation of PIS and COFINS taxes.

5.10. EBITDA and EBITDA Margin

Reflecting the effects already commented, EBITDA was R$ 1,857.3 million in 2007, 16.4% more than 2006, when this item reported R$ 1,595.0 million. EBITDA margin in 2007 reached 61.0% as against 59.0% in 2006.


59.0%
61.0%
1,595
1,857
2006
2007
EBITDA - R$ million
EBITDA Margin

5.11. Financial Result

5.11.1. Financial Income

In the fiscal year 2007, financial income decreased by R$ 7.1 million. This figure reflected the increase in financial investments together with monetary restatement on judicial deposits having been lower to that recognized in 2006 for non-recurring financial income relative to extraordinary interest on debt installment payments on receivables both with respect to sales of energy and also gains in legal actions.

5.11.2. Financial Expenses

In 2007, financial expenses reported a decrease of R$ 28.6 million in relation to 2006 due to a combination of the following effects: (i) a decrease of R$ 11.1 million in interest on loans, financing and debentures, due to the decline in the TJLP (Long Term Interest Rate), SELIC (basic rate of interest) and CDI (Interbank Interest Rate) and the gradual reduction in debt in line with amortizations during the period; (ii) a growth of R$ 33.5 million in revenue from foreign exchange gains on loans and finance, net of the result from the foreign exchange hedge operation, given the higher depreciation of the basket of currencies comprising the debt against the Real; and (iii) a year-on-year increase of R$ 17.5 million in monetary restatement on debt due to the increase in the IGP-M.

5.12. Non-operating Results

The year on year variation of R$ 4.4 million is largely due to the writing down of equipment in the light of modernization to systems at some of the Company's plants and the effects of the sale of 33.34% of the Jacuí Project.

5.13. Income Tax and Social Contribution

There was an increase of R$ 191.9 million in fiscal year 2007 due mainly to: (i) an increase of R$ 87.8 million in income before tax; (ii) higher income tax and social contribution payments of R$ 12.6 million, due to lower credit of interest on shareholders' equity in 2007 compared with 2006; and (iii) recognition of an extraordinary tax gain of R$ 87.1 million in 2006, due to the effects of the sale of 33.34% of the Jacuí Project.

5.14. Net Income

In the fiscal year 2007, net income amounted to R$ 1,045.6 million, 6.8% more than the preceding year which was R$ 979.1 million, representing R$ 1.60 per share. Excluding non-recurring events in 2006, legal actions found in favor of the Company and the effects arising from the sale of the Jacuí Project, net income for the year in review would have been 28.9% higher than recorded in 2006.

Net Income - R$ million


1,046
979
2006
2007

5.15. Distribution of Dividends

The Company's management approved the distribution of R$ 993.3 million in profits, R$ 817.3 million in the form of dividends and R$ 176.0 million as interest on shareholders' equity. This represents a payout proposal of 95% of the net income for the fiscal year and equivalent to R$ 1.5218031188 per share.

Tractebel Energia's dividend policy establishes a minimum mandatory dividend of 30% of net income, adjusted according to the Joint Stock Companies Law. Further, the Company has approved the intention of declaring and paying dividends and/or interest on shareholders' equity amounting to a minimum of 55% of the adjusted net income in accordance with the above legislation. The value of this profit distribution depends on various factors such as the financial situation of the Company, its future prospects, macroeconomic conditions and growth strategy. Semi-annual distribution of dividends was also approved.

5.16. Debt

The Company's net debt as at December 31, 2007 (total debt less cash and cash equivalents and the result of swap operations) was R$ 1,019.1 million compared to R$ 1,025.2 million at the end of 2006.

Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,813.2 million on December 31, 2007, a 41.9% increase compared with the position as at December 31, 2006. Of the total debt at the end of the period, 16.5% was foreign currency denominated, of which 47.2 % was hedged against foreign exchange fluctuations in relation to the Real.

Growth in Company debt reflects the R$ 350.0 million debenture issue – four times oversubscribed - in the second quarter of 2007. In addition, in 2007 the Company raised a loan from the BNDES and its financial agents for R$ 570.2 million for funding investments in the São Salvador Hydroelectric Power Plant. Up to December 31, 2007, R$ 392.7 million had been drawn down.


Net Debt - R$ million
1,025
1,019
12/31/2006
12/31/2007
Composition of Total Debt- R$ million
1.813
1,278
889
1.514
12/31/2006
12/31/2007
Local Currency
Foreign Currency


Maturity Term Loans - R$ million
147
31
105
22
191
16
257
16
219
12
190
8
148
4
257
104
-
87
2008
2009
2010
2011
2012
2013
2014
From 2015 to 2023
2024
Local Currency
Foreign Currency

5.16.1 Debenture Issue

On May 21, 2007, the Board of Directors authorized the issue of the First Public Distribution of Debentures Program worth R$ 1.5 billion and the concomitant second issue under the same program for R$ 350.0 million, corresponding to 35 thousand debentures. Maturity is for 7 years for the 1st Series and 5 years for the 2nd Series as from the issue date with expiry on May 15, 2014 and May 15, 2012, respectively. The debentures for the 1st Series will be restated according to the IPCA with interest paid annually, equivalent to a maximum of 8.70% p.a. The 2nd Series will not be monetarily restated and will bear semi-annual interest corresponding to a maximum of 103.5% of the Interbank Rate.

The debenture issue's resources were used to acquire the total common and preferred shares from Companhia Energética São Salvador (CESS). Investors were largely investment and private pension funds.

6. Capital Expenditures

6.1. Maintenance, Modernization and Expansion of the Generating Complex

As from the second quarter 2007, the Company began investments in the construction of the São Salvador Hydroelectric Power Plant with BNDES financing. These investments amounted to R$ 305.1 million in 2007. In addition, capital expenditures dedicated to plant maintenance and modernization amounted to R$ 74.3 million, 7.7% greater than in 2006.

Accumulated investments in 2007 reached R$ 379.4 million, a value significantly greater than the R$ 69.0 million outlay in 2006, again principally a reflection of investments in the São Salvador Hydroelectric Power Plant.

6.2. Research and Development

In 2007, Tractebel Energia's Research and Development Program invested R$ 16.2 million, segmented as follows:

- R$ 8.0 million was allocated to the National Scientific and Technological Fund - FNDCT, managed by FINEP/MCT;
- R$ 6.2 million was allocated to the Energy Research Company (EPE), an entity subordinated to the Ministry for Mines and Energy; and
- in specific research and development projects approved by ANEEL (Brazilian Electricity Energy Authority), a further R$ 2.0 million were invested and distributed among 22 projects, work on which has already begun. Again in 2007, proposals have been submitted to ANEEL for 25 new R&D projects for the 2006/2007 cycle, together with a further 9 multi-annual projects, all of them in progress. A total of R$ 8.3 million has already been allocated to capital expenditures in these 34 projects. Normally, half of the resources is allocated to environmental projects and the other half to the development of new technologies and materials used in generation processes as well as in prospecting for alternative energy sources.

7. Corporate Governance

In 2007, Tractebel Energia's efforts to conduct its businesses aligned to good corporate governance practice were recognized. The Company was honored with the Transparency Trophy, awarded by the ANEFAC, in partnership with SERASA and the FIPECAFI, to companies which disclose their balance sheets and other account statements in a clear and precise manner.

Tractebel Energia's shares are traded on the Bovespa's Novo Mercado, a segment of the market made up of companies that voluntarily undertake to adopt strict corporate governance practices over and above those required by the legislation. The Company's internal control structure has been adjusted to the dictates of the US Sarbanes-Oxley Act (SOX) for listed companies and designed to guarantee the veracity of the content of financial reports and the creation of mechanisms to ensure reliable auditing and security.

The Board of Directors is made up of nine effective members, two of whom are independent and one, a representative of the employees. The Management Board comprises six members elected by the Board of Directors for a three-year term of office, re-election being permitted. The Fiscal Council has three members, one of whom is nominated by the minority shareholders.

Tractebel Energia consists of a structure made up of eight advisory committees, the decisions of which are subject to the Management Board approval. In 2007, the Company set up a Sustainability Committee, the purpose of which is to manage projects and actions related to social and environmental responsibility.

7.1. Shareholders' Rights

Each one of the Company's common shares entitles the holder to one vote at ordinary or extraordinary general shareholders' meetings as well as the right to receive dividends. The common shares also permit the participation in the distribution of profits or other distributions to shareholders; supervision of Company management within the parameters established by the Bylaws; preemptive rights in the subscription of shares, convertible debentures or subscription bonuses; and withdrawal from the Company as a result of events envisaged under the Joint Stock Companies Law. According to the Novo Mercado regulations, common shares may be included in public share offerings should the controlling share of the Company be sold, receiving at least 100% of the price paid per common share for the

controlling block. In addition, the Company is bound to settle disputes through the Market's Arbitration Panel in accordance with an arbitration clause included in the Bylaws.

7.2. Policy for Disclosure of Information

Revised in 2007, Tractebel Energia's Policy for Disclosure of Information and Share Trading adheres to the rules for transparency as well as the requirements of the financial market regulators such as the Central Bank of Brazil, the Brazilian Securities and Exchange Commission (CVM) and Bovespa. The Company discloses material facts in line with CVM Instruction 358/02 which requires corporate data on its business dealings to be made available to investors in sufficient time for decision-making. Disclosure of quarterly results, material facts, press releases, annual reports, documents filed with the CVM, company policies and practices and other institutional information are all to be found in the Investor Relations site.

7.3. Code of Ethics and Board of Directors' Internal Charter

In 2007, Tractebel Energia upgraded its Code of Ethics, which lays down the standards of conduct in the relationship with the stakeholders – employees, customers, suppliers, shareholders, communities and the Government. This document is aligned to the values and principles of the parent company, the SUEZ Group.

In addition, Tractebel Energia has prepared and implemented the Board of Directors' internal charter based on a similar document used by its parent company.

8. Capital Markets

Tractebel Energia's shares are listed on Bovespa's Novo Mercado under the TBLE3 symbol. The shares are components of the Special Corporate Governance Index (IGC), the Special Tag Along Stock Index (Itag) and, for the third consecutive year, were selected to comprise the Corporate Sustainability Stock Index (ISE). The Company's Level I ADRs (American Depositary Receipts) are traded on the US over-the-counter market under the TBLEY symbol.

During 2007, Tractebel Energia's shares traded on all the days the Bovespa was open for business, appreciating by 23.1%. This compares with a year when the São Paulo Stock Exchange Stock Index (Ibovespa),- representing the performance of 57 of the Exchange's most liquid shares - appreciated 43.7% and Bovespa's Electricity Energy Stock Index (IEE), comprising Brazilian electricity industry shares, 23.7%. Average daily trading volume was R$ 15.6 million, 90.0% above the average for 2006. At the end of the fiscal year, the shares were priced at R$ 21.30/share.

Tractebel Energia's shares reported improved liquidity in 2007 principally due to the engagement of a market maker, the contract for which expires in September 2008.


TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 12/31/2006)
160
150
140
130
120
110
100
90
80
70
Ibovespa = 63,886
IEE = 17,305
TBLE3 = R$21.30
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
TBLE3
IEE
Ibovespa

8.1. Investor Relations

The Investor Relations department (telephone: 55 48 3221-7221) is responsible for the disclosure of information on company performance through the intermediary of the Association of Capital Markets Analysts and Professionals (Apimec) as well as conference calls and visits to generating plants under the Company's Inside the Plants program. The area maintains contact with investors and market research analysts through the medium of these events, as well as one-on-one meetings, telephone calls and via Tractebel Energia's Investor Relations website.

9. Human Resources

Tractebel Energia's Human Resources policy is based on investments in the human being and is structured to sustain the Company's business strategy. With this in mind, it continually invests in the development of programs which underscore attitudes and behavior aligned to the organizational culture.

One of the instruments used is the Organizational Climate Survey held every two years, the idea being to improve the relationship of trust between the Company and its employees. In 2007 the survey, conducted by Hay do Brasil, recorded an 8-percentage point improvement in organizational climate with 88% of the employees considering Tractebel Energia to be one of the best companies to work for.

The Succession Program has been another area on which the Company constantly focuses. This Program covers aspects ranging from the hiring of new employees and the management of a voluntary severance program matched with the preparation of successors, employment termination dates being stipulated by the Company.

Tractebel Energia ended 2007 with a payroll of 917. During the period, 46 new employees were hired and 34 labor contracts rescinded.

The Company requires specialized labor in the services it offers and thus a work force of highly qualified professionals: 36% have a college education and 38% have a technical studies degree.

Tractebel Energia is party to Collective Labor Agreements with the labor unions that represent the Company's employees as called for under International Labor Organization (OIT) guidelines. The agreements include themes such as salary increases, private pension plans, fringe benefits, occupational safety and health, protective equipment, training and education.

9.1. Occupational Health and Safety

In 2007, the Company began including the employees of outsourced companies in its occupational health and safety statistics. It also implemented several initiatives for raising the awareness of the importance of a healthy and safe work-place environment.

As a result, during the year, the Company recorded no fatal work-related accidents at its installations. The accident frequency rate was 1.86 and the serious accident rate 0.07 out of a total of 4,836,731 hours worked in the year by the Company's own labor force as well as outsourced employees.

Tractebel Energia also implemented adjustments required by the Ministry of Labor and Employment's Regulatory Standards 10 and 33 covering occupational safety involved in work on electrical installations and in confined spaces.

All employees undergo annual medical checkups. In addition, each one has an Individual Health Plan, which establishes associated targets, as for example, weight and cholesterol levels based on the results of examinations for each employee.

9.2. Fringe Benefits

Tractebel Energia offers employees and their dependents health care services covering medical, dental, pharmaceutical and psychological treatment.

The Company also provides group life insurance, coverage for incapacity and invalidity, maternity and paternity leave, day-care and nutrition, private pension plan and assistance for those with special needs.

Out of the total number of employees, 94.3% are members of the Company's Private Pension Plan, managed by PREVIG – Sociedade de Previdência Complementar, the large majority having signed up to the defined contribution scheme. In 2007, the Company injected R$ 8.8 million into the Plan and more than R$ 1.0 million for covering running expenses.

Again in 2007, Tractebel Energia signed an agreement with Fundação Eletrosul de Previdência e Assistência Social (ELOS) for the purpose of again sponsoring through the Eletrosul pension plan those retired ex-employees for whom it is responsible and who opted not to join the Tractebel Energia pension plan. With this decision, Tractebel Energia has been able to meet the wishes of more than 2,200 participants.

9.3. Training and Development

The Company runs a training and development program besides offering assistance in obtaining educational qualifications at different academic levels. In 2007, average annual employee training amounted to 80.5 hours/man, 16.7% more than recorded in 2006 when the total was 69 hours/man.

9.4. Compensation and Sharing in Results

The Company's compensation policy is aligned to market practices and is monitored on the basis of salary surveys.

In 2007, R$ 12.2 million in profits from the previous fiscal year were distributed to the employees. The distribution was proportional to compensation and factored in individual performance and achievement of targets.

10. Socio-Environmental Responsibility

Promoting profitability and long term sustainable development is a constant challenge. To reconcile economic growth with social development and protection of the environment, the Company adopts three fundamental principles:

- promotion of sustainable solutions from the economic, social and environmental point of view;
- control of the impacts which the power projects cause; and
- creation of value for the shareholders and society.

The Company's environmental management plan is based on the detailed assumptions in the Environmental Code to be found in Tractebel Energia's site (www.tractebelenergia.com.br). The document envisages the permanent control of emissions, disposal and use of waste, preservation of natural resources and the restoration of degraded areas or ecosystems.

Besides complying with the conditions established under the environmental licenses and prevailing legislation, all Tractebel Energia's plants are subject to the Integrated Management System for the Quality and the Environment, certified according to the NBR ISO 9001 and NBR ISO 14001 standards.

One of the Company's plants – the Lages Cogeneration Unit – is officially registered with the Executive Committee of the United Nations Framework Convention on Climate Change, the characteristic of an activity that meets the requirements of the Clean Development Mechanism as established under the Kyoto Protocol. The thermoelectric plant is thus ratified to generate carbon credits for trading by Lages Bioenergética. In 2007, Lages signed a contract for the sale of 750,000 tons of Emissions Reductions Certificates (ERCs), a volume that represents 40% of total ERCs to be issued, for delivery to the Prototype Carbon Fund (PCF) in annual installments up to 2013.

Tractebel Energia has three programs, which focus on social and cultural questions:

- Tractebel Energia Social Responsibility Program focusing on the improvement in the quality of life of children in low-income communities situated in the Company's sphere of operations. In 2007, more than R$ 2.2 million were invested;

- Tractebel Energia Environmental Improvement Program focuses on environmental education, restoration of degraded areas and reforestation at locations where the Company has operations. In 2007, the highlight was the planting of more than 290,000 native trees in areas pertaining to the Company or adjacent to it; and

- Tractebel Energia Cultural Development Program, which concentrates on the cultural development of the communities where the Company is located. More than R$ 1.6 million were invested in 2007.

Tractebel Energia also instituted a Sustainability Committee in 2007. Among its functions is the creation of a proactive system for socio-environmental responsibility as well as ensuring the transparency of the Company's actions and the ethical use of investments in this area.

11. Independent Auditors

Pursuant to Article 2 of CVM Instruction 381/03, Tractebel Energia declares that in 2007 the external auditors to the Company and its subsidiaries, Deloitte Touche Tohmatsu Auditores Independentes, did not render any services unrelated to the independent audit.

12. Acknowledgment

Tractebel Energia wishes to thank its employees, customers, suppliers, shareholders, financial institutions, government entities, regulatory entities and all those that contributed to the Company's performance in 2007.

The Management


Tractebel Energia
SUEZ

FINANCIAL STATEMENTS

FOR THE

YEARS ENDED 2007 AND 2006

TRACTEBEL ENERGIA S.A.

Convenience Translation into English from the Original Previously Issued in Portuguese

U. O. CONTABILIDADE – DCO


TBLE3
NOVO
MERCADO

igc

itag

ISE
Índice de
Sustentabilidade Empresarial

TRACTEBEL ENERGIA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

ASSETS

	Note	Company		Consolidated	
		2007	2006	2007	2006
CURRENT ASSETS					
Cash and cash equivalents		6,694	7,454	25,170	23,593
Temporary cash investments	4	565,061	186,352	768,921	233,247
Funds linked to payment of obligations		-	21,643	-	21,643
Consumers, concessionaires and permittees	5	323,171	314,663	349,906	358,002
Dividends receivable from subsidiaries		91,006	103,021	-	-
Recoverable taxes	6	8,285	23,623	11,169	26,707
Inventories		49,289	22,719	50,068	23,623
Collaterals and restricted deposits		18,375	51,511	19,785	53,947
Deferred tax assets	7	12,091	19,683	12,160	21,351
Other		26,906	20,666	27,172	29,939
TOTAL CURRENT ASSETS		**1,100,878**	**771,335**	**1,264,351**	**792,052**
NONCURRENT ASSETS					
Long-term assets					
Concessionaires and permittees	5	4,548	16,063	4,548	16,063
Recoverable taxes	6	21,208	10,342	24,183	13,124
Collaterals and restricted deposits		-	-	32,330	29,422
Escrow deposits	19	126,357	111,204	150,679	131,331
Sale of assets and rights	9	81,315	68,565	81,315	68,565
Deferred tax assets	7	201,371	187,282	204,015	188,489
Other		2,476	2,216	2,476	2,216
		437,275	**395,672**	**499,546**	**449,210**
Permanent assets					
Investments	10	1,156,481	843,659	113,407	36,873
Property, plant and equipment	11	2,725,218	2,836,435	4,612,826	4,148,898
Intangible assets	12	2,185	1,256	75,492	77,310
Deferred charges		-	-	32,468	34,766
		3,883,884	**3,681,350**	**4,834,193**	**4,297,847**
TOTAL NONCURRENT ASSETS		**4,321,159**	**4,077,022**	**5,333,739**	**4,747,057**
TOTAL ASSETS		**5,422,037**	**4,848,357**	**6,598,090**	**5,539,109**

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	Company		Consolidated	
		2007	2006	2007	2006
CURRENT LIABILITIES					
Trade accounts payable	14	229,708	235,924	273,911	239,319
Dividends and interest on capital	24	532,997	478,043	532,997	478,043
Loans and financing	15	71,255	256,152	121,024	306,079
Debentures	16	32,138	15,004	56,560	37,834
Taxes payable	17	271,724	33,747	341,396	45,870
Special obligations		32,713	28,542	33,073	28,650
Research and development	18	38,820	31,364	46,574	35,135
Reserve for contingencies	19	10,134	11,000	10,336	11,206
Post-employment benefits	21	18,450	20,369	18,450	20,369
Other		37,793	40,107	45,475	44,307
TOTAL CURRENT LIABILITIES		1,275,732	1,150,252	1,479,796	1,246,812
NONCURRENT LIABILITIES					
Long-Term liabilities					
Loans and financing	15	345,302	344,197	970,731	610,251
Debentures	16	560,302	200,000	664,919	323,344
Taxes payable	17	9,259	5,383	12,203	5,383
Reserve for contingencies	19	63,229	53,041	68,040	56,289
Concession fees payable	20	-	-	234,188	201,546
Post-employment benefits	21	310,333	293,725	310,333	293,725
Deferred tax liabilities	22	36,535	36,535	36,535	36,535
Other		4,492	653	4,492	653
TOTAL NONCURRENT LIABILITIES		1,329,452	933,534	2,301,441	1,527,726
SHAREHOLDERS' EQUITY					
Capital	23	2,445,766	2,445,766	2,445,766	2,445,766
Capital reserves	23	91,695	91,695	91,695	91,695
Profit reserves	23	279,392	227,110	279,392	227,110
TOTAL SHAREHOLDERS' EQUITY		2,816,853	2,764,571	2,816,853	2,764,571
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,422,037	4,848,357	6,598,090	5,539,109

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Note	Company 2007	Company 2006 (reclassified)	Consolidated 2007	Consolidated 2006 (reclassified)
GROSS OPERATING REVENUE					
Electricity sales to final consumers		343,794	324,491	929,246	693,848
Electricity sales to distributors		2,543,455	2,276,942	2,421,532	2,291,922
Other revenues		19,719	17,756	13,938	19,338
		2,906,968	2,619,189	3,364,716	3,005,108
DEDUCTIONS					
PIS and COFINS (taxes on revenue)		(149,365)	(133,584)	(199,336)	(178,010)
ICMS (state VAT)		(61,103)	(52,598)	(95,260)	(92,887)
ISS (service tax)		(377)	(361)	(377)	(361)
Research and development		(22,563)	(24,661)	(26,316)	(28,318)
		(233,408)	(211,204)	(321,289)	(299,576)
NET OPERATING REVENUE		2,673,560	2,407,985	3,043,427	2,705,532
COST OF ELECTRICITY AND SERVICES					
Electricity purchased for resale		(394,651)	(391,995)	(267,652)	(287,404)
Transactions within CCEE		(177,412)	(270,281)	(181,709)	(281,313)
Electricity production cost	25	(526,372)	(432,819)	(609,629)	(502,421)
Cost of services	25	(10,830)	(10,254)	(10,830)	(10,254)
		(1,109,265)	(1,105,349)	(1,069,820)	(1,081,392)
GROSS PROFIT		1,564,295	1,302,636	1,973,607	1,624,140
OPERATING EXPENSES					
Selling expenses	25	(179,038)	(169,719)	(216,757)	(210,149)
General and administrative expenses	25	(113,716)	(111,933)	(130,121)	(133,300)
(Recognition) reversal of operating provisions, net	26	(258)	11,895	(2,229)	11,453
Income from favorable court decisions	27	3,700	93,350	3,700	94,502
		(289,312)	(176,407)	(345,407)	(237,494)
Service income		1,274,983	1,126,229	1,628,200	1,386,646
Investments in subsidiaries					
Equity in subsidiaries	10	185,838	120,284	-	300
Amortization of goodwill	10	(6,747)	(6,746)	(6,747)	(6,746)
		179,091	113,538	(6,747)	(6,446)
Financial income (expenses)					
Financial income	28	82,025	92,761	100,602	107,666
Financial expenses	28	(144,527)	(169,323)	(235,255)	(263,874)
		(62,502)	(76,562)	(134,653)	(156,208)
INCOME FROM OPERATIONS		1,391,572	1,163,205	1,486,800	1,223,992
NONOPERATING INCOME (EXPENSES)		(1,507)	2,776	(1,462)	2,985
INCOME BEFORE TAXES		1,390,065	1,165,981	1,485,338	1,226,977
Income tax	8	(251,664)	(111,663)	(321,552)	(156,297)
Social contribution tax	8	(92,774)	(75,172)	(118,159)	(91,534)
NET INCOME		1,045,627	979,146	1,045,627	979,146
EARNINGS PER SHARE – R$		1.60	1.50	-	-

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY) FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais - R$)

	CAPITAL	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS	TOTAL
BALANCES AS OF DECEMBER 31, 2005	**2,445,766**	**91,695**	**148,500**	-	**2,685,961**
Prior year adjustments	-	-	-	29,653	**29,653**
Net income	-	-	-	979,146	**979,146**
Management's proposal for allocation of net income:					
- legal reserve	-	-	48,957	(48,957)	-
- profit retention reserve	-	-	29,653	(29,653)	-
- dividends/interest on capital R$1.4250471146 per common share	-	-	-	(930,189)	**(930,189)**
BALANCES AS OF DECEMBER 31, 2006	**2,445,766**	**91,695**	**227,110**	-	**2,764,571**
Net income	-	-	-	1,045,627	**1,045,627**
Management's proposal for allocation of net income:					
- legal reserve	-	-	52,282	(52,282)	-
- dividends/ interest on capital R$1.5218031188 per common share	-	-	-	(993,345)	**(993,345)**
BALANCES AS OF DECEMBER 31, 2007	**2,445,766**	**91,695**	**279,392**	-	**2,816,853**

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2007	2006	2007	2006
SOURCES OF FUNDS				
From operations				
Net income	1,045,627	979,146	1,045,627	979,146
Items not affecting working capital:				
Depreciation and amortization	176,521	159,004	229,119	208,364
Interest on noncurrent items	25,350	35,533	42,876	54,062
Monetary variation on noncurrent items	(28,808)	(23,564)	(16,551)	(15,175)
Equity in subsidiaries	(185,838)	(120,284)	-	(300)
Amortization of goodwill	6,747	6,746	6,747	6,746
Recognition (reversal) of noncurrent operating provisions, net	8,120	(5,479)	10,364	(5,544)
Deferred income and social contribution taxes	(6,497)	45,736	(6,334)	49,469
Other	3,813	(2,477)	5,482	(2,056)
	1,045,035	1,074,361	1,317,330	1,274,712
From third parties				
Financing and debentures - long-term	353,423	-	746,073	-
Dividends from subsidiaries	219,943	159,021	-	-
Transfer from long-term to current assets	22,335	28,981	24,729	30,489
Loans and post-employment benefits transferred to noncurrent liabilities	101,289	55,982	101,289	55,982
Write-off of provision for scheduled maintenance	-	16,025	-	16,055
Other	130	803	1,466	803
	697,120	260,812	873,557	103,329
TOTAL SOURCES	1,742,155	1,335,173	2,190,887	1,378,041
USES OF FUNDS				
Increase in long-term assets	19,062	79,113	22,414	91,018
Transfer from current to long-term assets	7,592	53,159	7,592	53,159
Investments	351,771	2,025	81,378	-
Additions to property, plant and equipment	67,586	64,347	672,419	69,040
Increase in intangible assets and deferred charges	1,428	299	7,626	303
Proposed dividends and interest on capital	993,345	930,189	993,345	930,189
Loans, financing and debentures transferred to current liabilities	70,478	248,935	138,289	315,727
Post-employment benefits transferred to current liabilities	17,557	10,654	17,557	10,654
Other liabilities transferred from noncurrent to current	9,273	10,405	10,952	11,855
TOTAL USES	1,538,092	1,399,126	1,951,572	1,481,945
INCREASE (DECREASE) IN WORKING CAPITAL	204,063	(63,953)	239,315	(103,904)
REPRESENTED BY				
Current assets				
At end of period	1,100,878	771,335	1,264,351	792,052
At beginning of period	771,335	784,949	792,052	836,532
	329,543	(13,614)	472,299	(44,480)
Current liabilities				
At end of period	1,275,732	1,150,252	1,479,796	1,246,812
At beginning of period:	1,150,252	1,099,913	1,246,812	1,187,388
	125,480	50,339	232,984	59,424
INCREASE (DECREASE) IN WORKING CAPITAL	204,063	(63,953)	239,315	(103,904)

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (supplemental information)
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2007	2006	2007	2006
Cash flows from operating activities				
Net income	1,045,627	979,146	1,045,627	979,146
Items not requiring outlay of cash:				
Depreciation and amortization	176,521	159,004	229,119	208,364
Equity in subsidiaries	(185,838)	(120,284)	-	-
Amortization of goodwill	6,747	6,746	6,747	6,746
Monetary and exchange variations, net	(33,137)	(12,711)	(16,320)	(1,938)
Net interest	38,270	41,214	54,981	57,397
Recognition (reversal) of operating provisions, net	4,781	(11,202)	6,758	(11,006)
Funds invested in research and development	-	31,364	-	35,076
Deferred income and social contribution taxes	(6,497)	45,736	(6,334)	49,469
Other	236	6,592	(1,465)	6,669
	1,046,710	1,125,605	1,319,113	1,329,923
Decrease (increase) in assets				
Funds linked to payment of obligations	21,643	(21,643)	21,643	(21,643)
Consumers and concessionaires	3,007	14,155	19,612	(11,371)
Recoverable taxes	5,795	(12,948)	5,861	(10,412)
Inventories	(26,570)	(204)	(26,445)	(111)
Collaterals and restricted deposits and escrow deposits	32,849	(62,714)	33,061	(76,303)
Sale of assets and rights	(551)	3,703	9,333	3,273
Prepaid expenses	(2,230)	7,424	(2,243)	7,700
Other	(2,688)	4,080	(2,975)	3,568
	31,255	(68,147)	57,847	(105,299)
Increase (decrease) in liabilities				
Trade accounts payable	(6,216)	87,529	36,400	107,938
Loans, financing and debentures	14,373	(898)	14,352	2,731
Taxes	243,718	(12,214)	303,993	(11,157)
Special obligations	6,288	3,738	6,295	3,732
Reserve for contingencies	(5,615)	(11,852)	(6,806)	(11,983)
Post-employment benefits	(29,334)	(30,374)	(29,334)	(30,374)
Research and development	7,456	-	11,399	-
Other	3,318	2,767	3,548	1,001
	233,988	38,696	339,847	61,888
Net cash provided by operating activities	1,311,953	1,096,154	1,716,807	1,286,512
Cash flows from investing activities				
Additions to property, plant and equipment	(67,586)	(64,347)	(372,199)	(69,040)
Increase in intangible assets and deferred charges	(1,428)	(299)	(5,346)	(303)
Increase in investments, net of cash of acquired subsidiary	(351,771)	(2,025)	(327,001)	-
Dividends received from subsidiaries	231,958	134,860	-	-
Net cash (used in) provided by investing activities	(188,827)	68,189	(704,546)	(69,343)
Cash flows from financing activities				
Financing and debentures	353,423	-	693,363	-
Repayment of loans, financing and debentures	(132,268)	(177,169)	(202,041)	(243,541)
Settlement of swap transactions	(26,077)	(59,096)	(26,077)	(87,034)
Payment of dividends and interest on capital	(940,255)	(938,891)	(940,255)	(938,891)
Net cash used in financing activities	(745,177)	(1,175,156)	(475,010)	(1,269,466)
Total effects on cash and cash equivalents	377,949	(10,813)	537,251	(52,297)
Cash and cash equivalents				
Balance at beginning of year	193,806	204,619	256,840	309,137
Balance at end of year	571,755	193,806	794,091	256,840
	377,949	(10,813)	537,251	(52,297)
Payments made during the year				
Interest on loans, financing and debentures	73,191	90,410	114,892	137,682
Income and social contribution taxes	102,500	92,093	154,470	150,147
Transactions not involving cash				
Offset income and social contribution taxes	16,974	65,555	21,638	67,188
Proposed dividends and interest on capital received	545,279	492,189	545,279	492,189
Proposed dividends receivable from subsidiaries	91,006	103,021	-	-
Prior year adjustments	-	29,653	-	29,953

The accompanying notes are an integral part of these financial statements.

TRACTEBEL ENERGIA S.A.

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (supplemental information)
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2007	2006	2007	2006
VALUE ADDED GENERATED				
Revenues from sales and services	2,906,968	2,619,189	3,364,716	3,005,108
Income from favorable court decisions	3,700	93,350	3,700	94,502
Nonoperating income (expenses)	(1,507)	2,776	(1,462)	2,985
	2,909,161	**2,715,315**	**3,366,954**	**3,102,595**
(-) Inputs				
Materials	(21,271)	(22,220)	(23,299)	(23,897)
Outside services	(75,045)	(67,727)	(87,539)	(78,240)
Fuel for electricity production	(118,684)	(95,575)	(126,960)	(102,070)
Electricity purchased for resale	(394,651)	(391,995)	(267,652)	(287,404)
Transactions within CCEE	(177,412)	(270,281)	(181,709)	(281,313)
Electric network usage charges	(169,161)	(162,625)	(205,762)	(202,545)
Insurance	(6,798)	(6,097)	(7,924)	(7,561)
Other	(21,460)	(3,966)	(23,715)	(9,734)
	(984,482)	**(1,020,486)**	**(924,560)**	**(992,764)**
GROSS VALUE ADDED	**1,924,679**	**1,694,829**	**2,442,394**	**2,109,831**
Depreciation and amortization	(176,521)	(159,004)	(229,119)	(208,364)
VALUE ADDED GENERATED, NET	**1,748,158**	**1,535,825**	**2,213,275**	**1,901,467**
VALUE ADDED RECEIVED IN TRANSFER				
Financial income	82,025	92,761	100,602	107,666
Equity in subsidiaries	179,091	113,538	(6,747)	(6,446)
VALUE ADDED FOR DISTRIBUTION	**2,009,274**	**1,742,124**	**2,307,130**	**2,002,687**

DISTRIBUTION OF VALUE ADDED

	Company				Consolidated			
	2007	%	2006	%	2007	%	2006	%
Compensation:								
Labor								
Payroll and related charges	94,073	4.7	81,782	4.7	95,777	4.2	83,432	4.2
Benefits	23,802	1.2	21,622	1.2	24,101	1.0	21,885	1.1
Profit sharing	13,001	0.6	11,901	0.7	13,038	0.6	11,938	0.6
	130,876	**6.5**	**115,305**	**6.6**	**132,916**	**5.8**	**117,255**	**5.9**
Debt								
Financial charges and monetary/exchange variations	119,134	5.9	152,838	8.8	167,084	7.2	216,720	10.8
Other financial expenses	6,028	0.3	3,646	0.2	6,764	0.3	5,391	0.3
Rentals	7,334	0.4	5,524	0.3	7,907	0.4	6,491	0.3
	132,496	**6.6**	**162,008**	**9.3**	**181,755**	**7.9**	**228,602**	**11.4**
Government								
Taxes	252,985	12.6	220,171	12.7	345,438	15.0	309,285	15.4
Industry charges	102,852	5.1	78,659	4.5	127,381	5.5	95,588	4.8
ANEEL concession fees	-	-	-	-	34,302	1.5	24,980	1.2
Income and social contribution taxes	344,438	17.2	186,835	10.7	439,711	19.0	247,831	12.4
	700,275	**34.9**	**485,665**	**27.9**	**946,832**	**41.0**	**677,684**	**33.8**
Capital								
Legal reserve	52,282	2.6	48,957	2.8	52,282	2.3	48,957	2.4
Dividends and interest on capital	993,345	49.4	930;189	53.4	993,345	43.0	930,189	46.5
	1,045,627	**52.0**	**979,146**	**56.2**	**1,045,627**	**45.3**	**979,146**	**48.9**
	2,009,274	**100.0**	**1,742,124**	**100.0**	**2,307,130**	**100.0**	**2,002,687**	**100.0**

The accompanying notes are an integral part of these financial statements.

1 – OPERATIONS

Tractebel Energia S.A (the "Company") is an independent utility concessionaire with its registered head office in the city of Florianopolis, State of Santa Catarina, engaged in the generation and sale of electricity, regulated by the ANEEL (National Agency of Electric Energy), which is linked to the Ministry of Mines and Energy.

The Company's controlling interest is held by Suez Energy South America Participações Ltda., a company incorporated in Brazil and controlled by Suez-Tractebel Sociètè Anonyme, with headquarters in Brussels, Belgium, which belongs to the Suez Group based in France.

In March 2007, the Company acquired for R$28,793 a 2.82% interest in Machadinho Energética S.A. – MAESA, a Special Purpose Entity that operates, by means of a consortium, the Machadinho hydroelectric plant.

The Company's installed capacity, inclnding the indirect ownership of the Itá, Cana Brava, Machadinho hydroelectric plants and the Lages cogeneration unit, is 5,881 MW, 79.37% of which is derived from hydroelectric plants and 20.63% from thermoelectric plants, including the following generation plants in operation: Salto Osório hydroelectric plant (State of Paraná), Salto Santiago hydroelectric plant (State of Paraná), Passo Fundo hydroelectric plant (State of Rio Grande do Sul), Itá hydroelectric plant (States of Rio Grande do Sul and Santa Catarina), Machadinho hydroelectric plant (States of Santa Catarina and Rio Grande do Sul), Cana Brava hydroelectric plant (State of Goiás), Charqueadas thermoelectric plant (State of Rio Grande do Sul), Alegrete thermoelectric plant (State of Rio Grande do Sul), William Arjona thermoelectric plant (State of Mato Grosso do Sul), Jorge Lacerda thermoelectric complex (State of Santa Catarina), and Lages cogeneration unit (State of Santa Catarina).

The Company's electricity supply capacity, including the long-term purchase agreement entered into with the subsidiary Itá Energética S.A. - ITASA, is 5,918 MW.

The concessions and permits held by the Company and its subsidiaries are listed in note 11-d.

The Company is the parent company of Companhia Energética Meridional – CEM, with 99.99% of its shares, which holds the concession of Cana Brava hydroelectric plant located on the Tocantins River, State of Goiás. The Company also shares with Companhia Siderúrgica Nacional – CSN the control of Itá Energética S.A. – ITASA, in which it holds 48.75% of the voting capital. ITASA is a Special Purpose Entity established to build and operate, by means of a consortium, the Itá hydroelectric plant located on the Uruguay River, on the border of the States of Santa Catarina and Rio Grande do Sul. The Company also holds 99.99% of the shares of Lages Bioenergética Ltda., which has the permit to operate the Lages cogeneration unit, in the Municipality of Lages, State of Santa Catarina, and Tractebel Energia Comercializadora Ltda., a company that sells electricity in the free trading market.

In June 2007, the Company acquired from its parent Suez Energy South America Participações Ltda. the control of Companhia Energética São Salvador - CESS, equivalent to 99.99% of this company's shares, for R$304,000. CESS is a Special Purpose Entity established to build and operate the São Salvador hydroelectric plant.

The Company also acquired, in November 2007, through its wholly-owned subsidiary Delta Energética, the control of Seival Participações S.A., equivalent to 100% of this company's common shares, for R$23,813. Seival Participações S.A. holds 99.99% of the shares of Usina Termelétrica Seival Ltda., established as a Special Purpose Entity to build and operate a thermal, coal-fired steam generation unit.

The main characteristics of the subsidiaries and their businesses are described in note 10-b.

On December 13, 2007, Tractebel Energia announced to its shareholders and the market in general that its wholly-owned subsidiary Energia América do Sul Ltda. acquired the controlling interest in Ponte de Pedra Energética S.A. for R$592,000, to be paid provided that the predetermined terms and conditions set forth by the share purchase and sale agreement entered into on the same date are met, i.e., prior authorization by ANEEL and approval by the BNDES. Ponte de Pedra Energética S.A. holds the concession of the Ponte de Pedra hydroelectric plant, with installed capacity of 176.1 MW and guaranteed energy of average 131.6 MW, located on the Correntes River, State of Mato Grosso, in operation since September 2005. This acquisition by Energia América do Sul Ltda. represents a material investment for Tractebel Energia and is in line with article 256 of Law No. 6404/76, the reason why it will be submitted to the Shareholders' Meeting for ratification. The acquisition of the Ponte de Pedra plant is another step forward for Tractebel Energia, as part of its growth strategy in the Brazilian electricity industry.

2 – PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in conformity with Brazilian accounting practices and are presented in thousands of Brazilian reais - R$, unless otherwise stated. In order to improve the information disclosed to the market, the statements of cash flows and value added are presented as supplemental information.

Starting in January 2007, revenue from electricity sales is stated net of ICMS paid by tax substitution on interstate sales. Until December 31, 2006, ICMS was included in the caption "Deductions". In order to facilitate the comparative analysis between the periods presented, gross operating revenue and deductions for 2006 went from R$2,638,577 and R$230,592 to R$2,619,189 and R$211,204, Company, and R$3,060,737 and R$ 355,205 to R$ 3,005,108 and R$ 299,576, Consolidated.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) **Cash investments** - stated at cost, plus income earned through the balance sheet date. When carrying amounts exceed fair values they are adjusted by recognizing a provision.

b) **Allowance for doubtful accounts** – recorded in an amount considered sufficient by Management to cover probable losses on the realization of receivables from consumers, concessionaires and permittees and other receivables, based on an individual analysis of the existing receivables.

c) **Deferred income and social contribution taxes (deferred tax assets)** - calculated at the rates of 25% and 9%, respectively, in effect at the balance sheet dates, and recognized based on temporary differences. Segregation into current and noncurrent is made according to the expected realization of the underlying amounts.

d) **Inventories** - stated at weighted average cost of acquisition, which does not exceed market value.

e) **Indexed assets** – adjusted to the balance sheet date.

f) **Investments** – investments in subsidiaries and jointly-owned subsidiary are accounted for under the equity method and other investments are stated at cost, which does not exceed market value.

g) **Property, plant and equipment** - stated at acquisition or construction cost, less depreciation, calculated under the straight-line method, based on annual rates established by ANEEL, based on the balances recorded in the respective Registration Units (UC) that compose the projects. Average annual depreciation rates determined by the Company and its subsidiaries are stated in note 11-a.

Interest and other financial charges and inflation effects on funds borrowed from third parties to finance property, plant and equipment in progress are calculated as cost of the related asset. Until December 31, 1998, interest on capital linked to construction in progress was capitalized, in compliance with electric industry specific legislation.

h) **Loans, financing and debentures** - adjusted at exchange rates or contractual indexes (see notes 15 and 16) through the balance sheet date.

i) **Other obligations** - stated at known or estimated amounts, plus, when applicable, charges and monetary variations incurred.

j) **Reserve for contingencies** – recognized based on the assessment and quantification of the risks related to tax, civil, and labor lawsuits whose likelihood of loss is considered probable. These reserves are stated net of the related escrow deposits and are adjusted at the indices and rates established by tax authorities and the lawyers' fees related to such reserves are also recognized.

k) **Post-employment benefits** – recorded based on actuarial valuation by the Projected Unit Credit Method, plus the actuarially projected amounts, and adjusted on a monthly basis according to contractual indexes for contracted obligations (see note 21).

l) **Results of operations** - income and expenses are recorded on the accrual basis.

m) Recognition of inflation effects - reflects only the effects of monetary variations on assets and liabilities indexed due to legal or contractual provisions. In conformity with Law No. 9249, of December 26, 1995, the monetary adjustment system was discontinued beginning January 1996. Accordingly, the amounts of permanent assets and shareholders' equity are monetarily adjusted only through December 31, 1995.

n) Use of estimates – the preparation of financial statements in conformity with Brazilian accounting practices requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The main estimates for the financial statements refer to the allowance for doubtful accounts, reserve for contingencies and post-employment benefits, and the presentation of the payment profile and the realization of the related deferred tax assets.

o) Discount to present value – noncurrent assets and liabilities contracted at future prices are discounted to present value, at the discount rate of 10% p.a., usually prevailing in the electricity industry.

p) Consolidated financial statements

Intercompany balances and transactions and investments in investees are eliminated in consolidation.

The components of assets and liabilities, revenues and expenses of the jointly-owned subsidiary ITASA were consolidated in proportion to the Company's interest in this investee's capital (see note 10-b).

Since the interest of the Company in the other subsidiaries is 99.99%, no minority interest was disclosed in the consolidated financial statements.

4 – TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	2007	2006	2007	2006
Citibank - Exclusive Investment Fund				
Repurchase agreement with federal government and private sector securities [1]				
National Treasury notes (NTN) - B	424,512	-	535,435	-
Debentures	30,092	-	37,955	-
National Treasury bills (LTN)	241	153,637	303	153,637
	454,845	153,637	573,693	153,637
Bank certificates of deposit (CDB)	20,473	32,715	25,823	32,715
National Treasury bills (LTN)	40,410	-	50,969	-
Treasury bills (LFT)	49,333	-	62,224	-
	565,061	186,352	712,709	186,352
Financial institutions [2]				
Bank certificates of deposit (CDB)	-	-	31,657	16,518
National Treasury notes (NTN) - D	-	-	3,634	4,508
Repurchase agreements with federal government and private sector securities [1]				
Debentures	-	-	20,921	22,165
Treasury bills (LFT)	-	-	-	3,704
	-	-	56,212	46,895
	565,061	186,352	768,921	233,247
Banco Santos				
Bank certificates of deposit (CDB)	1,777	1,777	2,603	2,603
(-) Provision for losses	(1,777)	(1,777)	(2,603)	(2,603)
	565,061	**186,352**	**768,921**	**233,247**

The Company structured its temporary cash investments to concentrate its funds in an exclusive, balanced investment fund, the shares of which can be redeemed at any time without impairing its yield.

Exclusive funds do not entail significant financial obligations, which are limited to the asset management, investment transaction and audit fees, in addition to immaterial general and administrative expenses.

As of December 31, 2007, the fund's portfolio records interest futures transactions (DI Futuro BMF), intended to convert fixed interest into CDI-indexed interest. Gains or losses on these transactions are netted against the

gains or losses on said securities' portfolio. The consolidated balance of these transactions as of December 31, 2007 is R$38,678.

These transactions have the following maturities and features:

	Amount	Maturity	Hedged portfolio	Maturity
DI Futuro	14,988	1/2/2008	LTN	1/1/2009
DI Futuro	23,690	7/1/2008	LTN	1/1/2008
	38,678			

The provision for losses on temporary cash investments was recognized to cover possible losses on investments in CDB that the Company and the subsidiary CEM have in Banco Santos, whose bankruptcy was declared in 2005.

(1) Sale of securities with repurchase commitments assumed by the seller, concurrent with the resale commitment assumed by the buyer. These transactions have immediate liquidity, yield fixed interest and are backed by federal government and private securities.

(2) Banco do Brasil, Banco Safra, Banco Santander, Banco Votorantim, Banco Itaú, ABN Amro Real, UNIBANCO, HSBC and National Treasury.

5 – CONSUMERS, CONCESSIONAIRES AND PERMITTEES

	Company				
	2007				2006
	Current	Past-due		Total	Total
		Up to 90 days	Over 90 days		
Current assets					
Concessionaires	192,569	-	-	192,569	181,914
Sellers	82,232	-	-	82,232	75,307
Free consumers	26,561	1,816	6	28,383	29,324
Exports	-	-	740	740	740
Transactions within CCEE/MAE					
- Current	6,185	127	-	6,312	-
- Installments	11,350	-	-	11,350	19,537
- Extraordinary tariff adjustment	1,373	212	-	1,585	7,841
- Agents with lawsuits or in default	109,873	-	11,947	121,820	121,820
	128,781	339	11,947	141,067	149,198
	430,143	**2,155**	**12,693**	**444,991**	**436,483**
(-) Allowance for doubtful accounts	(109,873)	-	(11,947)	(121,820)	(121,820)
	320,270	**2,155**	**746**	**323,171**	**314,663**
Noncurrent assets					
Transactions within CCEE/MAE					
- Installments	3,658	-	-	3,658	13,820
- Extraordinary tariff adjustment	890	-	-	890	2,243
	4,548	-	-	**4,548**	**16,063**

	Consolidated				
	2007				2006
	Current	Past-due		Total	Total
		Up to 90 days	Over 90 days		
Current assets					
Concessionaires	195,483	-	-	195,483	184,662
Sellers	42,999	-	-	42,999	75,136
Free consumers	84,203	4,143	6	88,352	67,838
Exports	-	-	740	740	740
Transactions within CCEE/MAE					
- Current	7,392	137	-	7,529	380
- Installments	11,350	-	-	11,350	19,537
- Extraordinary tariff adjustment	1,373	212	-	1,585	7,841
- Agents with lawsuits or in default	110,498	-	13,944	124,442	124,442
	130,613	349	13,944	144,906	152,200
	453,298	**4,492**	**14,690**	**472,480**	**480,576**
(-) Allowance for doubtful accounts	(110,498)	-	(12,076)	(122,574)	(122,574)
	342,800	**4,492**	**2,614**	**349,906**	**358,002**
Noncurrent assets					
Transactions within CCEE/MAE					
- Installments	3,658	-	-	3,658	13,820
- Extraordinary tariff adjustment	890	-	-	890	2,243
	4,548	**-**	**-**	**4,548**	**16,063**

Amounts past-due for more than 90 days for transactions within MAE (Wholesale Energy Market (current CCEE [Electric Power Trade Chamber]) and refer to debts of agents in default during the 1st settlement of the MAE, on December 30, 2002. Such amounts are under bilateral negotiations. However, due to uncertainties as to their collection, the Company maintains an allowance for doubtful accounts, regardless of the actions applicable to the case.

The allowance for doubtful accounts related to outstanding amounts was recognized due to the uncertainties as to the realization of receivables arising from transactions made within MAE in the period September 2000-September 2002, whose debtor agents filed lawsuits because they disagreed with the interpretation adopted by MAE in connection with the Overall Agreement for the Electric Energy Sector.

6 – RECOVERABLE TAXES

	Company		Consolidated	
	2007	2006	2007	2006
Current				
ICMS (state VAT)	42,764	44,375	44,894	45,857
Income tax	-	9,021	681	10,369
Social contribution tax	-	2,945	-	3,199
COFINS (tax on revenue)	2,256	1,139	2,316	1,139
PIS (tax on revenue)	490	249	503	249
INSS (social security contribution)	2,913	7,245	2,913	7,245
	48,423	**64,974**	**51,307**	**68,058**
(-) Allowance for losses on ICMS credits	(40,138)	(41,351)	(40,138)	(41,351)
	8,285	**23,623**	**11,169**	**26,707**
Noncurrent				
ICMS	3,934	3,110	6,897	5,880
COFINS	8,762	5,943	8,772	5,953
PIS	1,902	1,289	1,904	1,291
INSS	6,610	-	6,610	-
	21,208	**10,342**	**24,183**	**13,124**

The provision for losses on ICMS credits is related to the tax levied on the purchase of natural gas for production of electricity in the William Arjona thermoelectric plant, in the State of Mato Grosso do Sul, and was recognized due to the difficulties to offset all such credits, since ICMS on the sale of electricity in that State was deferred.

7 – DEFERRED TAX ASSETS

	Company				
	2007				2006
Type of credit	Tax basis	Income tax	Social contribution tax	Total	Total
Interest on property, plant and equipment in progress	146,550	36,637	-	36,637	34,167
Post-employment benefits	190,812	47,703	17,173	64,876	57,120
Allowance for doubtful accounts	121,820	30,455	10,964	41,419	41,419
Reserve for contingencies	106,505	26,626	9,586	36,212	33,565
Provision for losses on ICMS credits	40,138	10,035	3,612	13,647	14,060
Accelerated depreciation of W. Arjona thermoelectric plant	25,190	6,298	2,267	8,565	9,701
Employee profit sharing and management bonuses	5,091	1,273	458	1,731	5,731
Discount to present value of receivables	20,181	5,045	1,816	6,861	8,598
Provision for losses on temporary cash investments	1,777	444	160	604	604
PIS and COFINS with suspended payment	4,787	1,197	431	1,628	-
Other	3,770	942	340	1,282	2,000
		166,655	46,807	213,462	206,965
Classification of deferred tax assets:					
Current		9,860	2,231	12,091	19,683
Noncurrent		156,795	44,576	201,371	187,282
		166,655	46,807	213,462	206,965

	Consolidated				
	2007				2006
Type of credit	Tax basis	Income tax	Social contribution tax	Total	Total
Interest on property, plant and equipment in progress	146,550	36,637	-	36,637	34,167
Post-employment benefits	190,812	47,703	17,173	64,876	57,120
Allowance for doubtful accounts	122,574	30,643	11,032	41,675	41,675
Reserve for contingencies	110,257	27,564	9,924	37,488	34,305
Provision for losses on ICMS credits	40,138	10,035	3,612	13,647	14,060
Accelerated depreciation of W. Arjona thermoelectric plant	25,190	6,298	2,267	8,565	9,701
Employee profit sharing and management bonuses	5,091	1,273	458	1,731	5,731
Discount to present value of receivables	20,181	5,045	1,816	6,861	8,598
Provision for losses on temporary cash investments	2,603	651	234	885	885
PIS and COFINS with suspended payment	6,416	1,604	578	2,182	-
Other	4,787	1,197	431	1,628	3,598
		168,650	47,525	216,175	209,840
Classification of deferred tax assets:					
Current		9,911	2,249	12,160	21,351
Noncurrent		158,739	45,276	204,015	188,489
		168,650	47,525	216,175	209,840

Deferred tax assets deriving from temporary differences will be realized upon the payment of the provisions recognized or, where applicable, upon realization of accrued losses.

Technical feasibility studies, examined by the Supervisory Board and approved by the Company's management, indicate that the deferred tax assets will be fully recovered by future taxable income.

The estimated realization of deferred tax assets through the generation of future taxable income is as follows:

	Company	Consolidated
Recorded deferred tax assets		
2008	12,091	12,160
2009	13,789	14,235
2010	12,663	12,746
2011	20,614	21,328
2012	39,037	39,482
2013 to 2015	89,886	90,808
2016 and 2017	25,382	25,416
	213,462	**216,175**
Unrecorded deferred tax assets		
2018	3,664	3,664
2019	3,492	3,492
2020	734	734
2021	734	734
2022	734	734
2023 to 2025	2,202	2,202
2026 to 2028	2,202	2,202
2029 and thereafter	1,686	1,686
	15,448	**15,448**
	228,910	**231,623**

The unrecorded deferred tax assets refer to Interest on property, plant and equipment in progress and its realization is made proportionally to the depreciation of the underlying assets, which currently exceeds 10 years, resulting in unrecorded deferred tax assets, in compliance with CVM Instruction No. 371/02, of June 27, 2002.

8 – TAX RECONCILIATION

	Company			
	2007		2006	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	**1,390,065**	**1,390,065**	**1,165,981**	**1,165,981**
Permanent differences				
Additions				
Amortization of goodwill	6,747	-	6,746	-
Management bonuses and 13th salary	3,178	-	1,784	-
Donations	2,242	2,242	2,235	2,235
Other nondeductible expenses	354	354	314	314
Deductions				
Equity in subsidiaries	(185,838)	(185,838)	(120,284)	(120,284)
Interest on capital	(176,000)	(176,000)	(213,000)	(213,000)
Write-off of provision for loss on Jacuí thermoelectric plant	-	-	(303,131)	-
Interest on property, plant and equipment in progress				
Jacuí thermoelectric plant	-	-	(71,263)	-
Other assets	(14,636)	-	(13,630)	-
Tax basis	**1,026,112**	**1,030,823**	**455,752**	**835,246**
Tax rates	25%	9%	25%	9%
Income and social contribution taxes	**(256,528)**	**(92,774)**	**(113,938)**	**(75,172)**
Addition to deferred income tax on interest on property, plant and equipment in progress	2,471	-	-	-
Tax incentives	2,369	-	2,181	-
Other	24	-	94	-
Income and social contribution taxes - statement of income	**(251,664)**	**(92,774)**	**(111,663)**	**(75,172)**
Breakdown of taxes in the statement of income:				
Current	(257,095)	(93,840)	(98,489)	(42,610)
Deferred	5,431	1,066	(13,174)	(32,562)
	(251,664)	(92,774)	(111,663)	(75,172)

	Consolidated			
	2007		2006	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	**1,485,338**	**1,485,338**	**1,226,977**	**1,226,977**
Permanent differences				
Additions				
Amortization of goodwill	6,747	-	6,746	-
Management bonuses and 13th salary	3,509	-	1,999	-
Donations	2,490	2,490	5,726	5,726
Losses on swap transactions	-	-	8,243	8,243
Other nondeductible expenses	272	272	345	345
Deductions				
Interest on capital	(176,000)	(176,000)	(213,000)	(213,000)
Write-off of provision for loss on Jacuí thermoelectric plant	-	-	(303,131)	-
Interest on property, plant and equipment in progress				
Jacuí thermoelectric plant	-	-	(71,263)	-
Other assets	(14,636)	-	(13,630)	-
Adjustment in subsidiary taxed based on deemed income	(5,508)	(3,995)	(12,801)	(10,951)
Other	-	-	(300)	(300)
Tax basis	**1,302,212**	**1,308,105**	**635,911**	**1,017,040**
Tax rates	25%	9%	25%	9%
Income and social contribution taxes	**(325,553)**	**(117,729)**	**(158,978)**	**(91,534)**
Prior year income and social contribution taxes	(1,195)	(430)	-	-
Addition to deferred income tax on interest on property, plant and equipment in progress	2,471	-	-	-
Tax incentives	2,617	-	2,503	-
Other	108	-	178	-
Income and social contribution taxes - statement of income	**(321,552)**	**(118,159)**	**(156,297)**	**(91,534)**
Breakdown of taxes in the statement of income:				
Current	(326,894)	(119,151)	(140,376)	(57,986)
Deferred	5,342	992	(15,921)	(33,548)
	(321,552)	(118,159)	(156,297)	(91,534)

9 – SALE OF ASSETS AND RIGHTS

This account records receivables from Elétrica Jacuí S.A. – ELEJA for the sale of the Jacuí thermoelectric project. ELEJA is a special purpose entity controlled by an owner of exploration rights of coal mines in the Jacuí project's region, which, pursuant to the agreement, assumed the responsibility for completing the project.

As a guarantee for the fulfillment of the contractual obligations, including the payment of the purchase price, ELEJA pledged to Tractebel Energia liens on the rights, goods and machinery and mortgage on the properties and related accessories sold under the agreement entered into by the parties.

According to terms of the agreement, the sale amounts are adjusted based on the IGP-DI (general price index – domestic supply) and will be received in 36 installments beginning with the commencement of operations of the Jacuí thermoelectric plant or four years after the sale date.

As contractual amounts are at future prices, the Company discounted the price to present value based on the discount rate of 10% p.a. The nominal amounts and the amounts discounted to present value (Company and Consolidated) are as follows.

	2007	2006
Sales price	101,496	93,855
(-) Discount to present value	(20,181)	(25,290)
	81,315	**68,565**

10 – INVESTMENTS

a) Breakdown

	Company		Consolidated	
	2007	2006	2007	2006
Investments in subsidiaries:				
Accounted for under the equity method				
Equity in subsidiaries	1,062,602	806,786	-	-
Goodwill	63,067	34,757	82,595	34,757
Accounted for at acquisition cost	28,796	3	28,796	3
Assets and rights for future use	1,895	1,742	1,895	1,742
Other investments	121	371	121	371
	1,156,481	843,659	113,407	36,873

b) Investments in subsidiaries

b.1) Accounted for under the equity method

	2007				2006	
Subsidiaries	Thousand shares	Ownership interest (%)	Net income (loss)	Shareholders' equity	Net income (loss)	Shareholders' equity
Itá Energética S.A. – ITASA	253,607	48.75	29,617	583,424	28,380	567,580
Companhia Energética Meridional - CEM	344,528	99.99	99,436	443,744	88,217	480,558
Companhia Energética São Salvador - CESS	268,943	99.99	-	268,943	-	-
Lages Bioenergética Ltda.	30,530	99.99	7,929	40,345	15,929	32,416
Tractebel Energia Comercializadora Ltda.	4,200	99.99	64,066	4,200	2,031	17,113
Delta Energética S.A.	20,960	99.99	(31)	20,898	(28)	3
Lagoa Formosa Bioenergética Ltda.	50	99.99	-	50	-	-

Changes in investments

Equity in subsidiaries

Subsidiaries	Balance as of 12/31/2006	Business incorporation / acquisition	Capital increase	Equity in subsidiaries	Dividends	Balance as of 12/31/2007
ITASA	276,695	-	-	14,438	(6,714)	284,419
CEM	480,558	-	-	99,436	(136,250)	443,744
CESS	-	268,943	-	-	-	268,943
Lages Bioenergética	32,416	-	-	7,929	-	40,345
Tractebel Energia Comercializadora	17,113	-	-	64,066	(76,979)	4,200
Delta Energética	4	-	20,925	(31)	-	20,898
Lagoa Formosa	-	50	-	-	-	50
Other	-	3	-	-	-	3
	806,786	268,996	20,925	185,838	(219,943)	1,062,602

Goodwill

Subsidiaries	Balance as of 12/31/2006	Business acquisition	Amortization	Balance as of 12/31/2007
ITASA	8,010	-	(2,289)	5,721
CEM	26,747	-	(4,458)	22,289
CESS	-	35,057	-	35,057
Company	**34,757**	**35,057**	**(6,747)**	**63,067**
Delta Energética				
Seival Participações	-	19,528	-	19,528
Consolidated	**34,757**	**54,585**	**(6,747)**	**82,595**

Information on subsidiaries

Itá Energética S.A. – ITASA (jointly-owned subsidiary)

ITASA is held by Tractebel Energia, Companhia Siderúrgica Nacional – CSN and Companhia de Cimento Itambé, in the proportion of 48.75%, 48.75% and 2.50%, respectively.

ITASA is engaged in operating the Itá hydroelectric power plant, by means of a consortium, upon a concession granted by the Federal Government through ANEEL for a 35 year period starting on December 28, 1995. The plant is located on the Uruguay River, on the border of the States of Santa Catarina and Rio Grande do Sul, and has an installed capacity of 1,450 MW and an average 720 MW of guaranteed energy. Under the Consortium Agreement, ITASA is entitled to 60.5% of average 668 MW.

The goodwill on the investment acquisition is based on expected future earnings and is being amortized over 10 years. Goodwill was calculated based on cash flows calculated by a specialized financial institution, according to assumptions applicable to the subsidiary's environment, projected for the 35-year concession period.

The main assets, liabilities, income and expenses of the jointly-owned subsidiary are stated below and have been consolidated in proportion to the Company's interest in the subsidiary:

ASSETS	2007	2006
Current assets	69,220	74,786
Noncurrent assets		
Long-term assets	4,177	3,743
Permanent assets	976,714	1,022,962
	980,891	1,026,705
TOTAL ASSETS	**1,050,111**	**1,101,491**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	115,277	109,534
Noncurrent liabilities		
Long-term liabilities	351,410	424,377
Shareholders' equity	583,424	567,580
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,050,111**	**1,101,491**
STATEMENT OF INCOME		
Gross operating revenue	220,442	219,049
Deductions	(22,314)	(22,280)
Net sales revenue	**198,128**	**196,769**
ELECTRICITY PRODUCTION COST	**(58,934)**	**(45,447)**
GROSS PROFIT	**139,194**	**151,322**
OPERATING EXPENSES		
Selling expenses	(24,296)	(29,926)
General and administrative expenses	(20,236)	(19,526)
	(44,532)	**(49,452)**
Service income	**94,662**	**101,870**
Financial expenses, net	**(50,006)**	**(59,434)**
INCOME FROM OPERATIONS	**44,656**	**42,436**
NONOPERATING INCOME	**93**	**432**
INCOME BEFORE TAXES	**44,749**	**42,868**
Income and social contribution taxes	(15,132)	(14,488)
NET INCOME	**29,617**	**28,380**

Companhia Energética Meridional – CEM (subsidiary)

CEM holds the concession for Cana Brava hydroelectric plant, located on the Tocantins River, in the north of the State of Goiás, with an installed capacity of 450 MW and average 273.4 MW of guaranteed energy. The concession to build and operate the business venture is effective for a 35-year period, starting on August 27, 1998.

The goodwill on the controlling interest acquisition is based on expected future earnings and is being amortized over 10 years. Goodwill was calculated based on cash flows calculated by a specialized financial institution, according to assumptions applicable to the subsidiary's environment, projected for the 35-year concession period.

Companhia Energética São Salvador – CESS (subsidiary)

In 2007, the Company acquired all shares of CESS, held by its parent SUEZ Energy South America Participações Ltda.

CESS holds the concession of the São Salvador hydroelectric plant, with an installed capacity of 243.2 MW and average 148.5 MW of guaranteed energy. In October 2006, CESS sold in the Third New Power Auction, for a 30-year period, starting in January 2011, average 148 MW to electricity distributors that operate in the ACR (Regulated Contracting Environment).

The Company paid R$304,000 in cash, which could be increased by R$18,000, if the start date of the payments for Use of Public Asset (UBP) coincides with the start of electricity supply, originally scheduled for 2011 under the Electric Power Purchase Contracts.

Goodwill paid on the acquisition of controlling interest was R$35,057 and, if the condition above becomes effective, a further R$18,000 is due. Goodwill is based on expected future earnings and will be amortized beginning with the commencement of operations, scheduled for 2009. Goodwill was calculated based on cash flows calculated by a specialized financial institution, according to assumptions applicable to the subsidiary's environment, projected for the 35-year concession period.

CESS will pay the Federal Government, through ANEEL, for the concession of the São Salvador hydroelectric plant, the original amount of R$555,000, in monthly installments proportional to the adjusted annual amount. Under the Second Amendment to the Concession Agreement, dated July 18, 2007, payments will begin upon startup of the First Generating Unit of the São Salvador hydroelectric plant or the beginning of the delivery of the energy under the Regulated Environment Electric Power Purchase Contracts, whichever occurs first, through the end of the concession in April 2037.

Also under said Amendment, this amount was adjusted annually based on the IGP-M variation through the Amendment date, July 18, 2007, and from this date on, based on the IPCA variation.

The adjusted contractual amounts are as follows:

	2007	2006
Annual amount	33,009	30,164
Monthly installments (1/12)	2,751	2,514
Total nominal value	935,264	904,909
Total present value	286,317	278,000

Total present value was calculated based on a 10% p.a. discount rate, usually used by the Brazilian electricity industry, considering the payments in the period from January 1, 2009 to April 23, 2037.

Lages Bioenergética Ltda. (subsidiary)

Lages holds the permit to operate the Lages thermoelectric generation unit, located in the municipality of Lages, State of Santa Catarina. It has a steam turbo generator of 28 MW, using wood waste as fuel. The permit to build and operate the project is effective for 30 years, starting on October 30, 2002.

In 2006 the cogeneration plant was registered with the Executive Committee of the United Nations Clean Development Mechanism (CDM) for using wood waste to trade carbon credits.

Tractebel Energia Comercializadora Ltda. (subsidiary)

This company is engaged in the sale of electric energy in the free trading market, including the purchase, sale, import, and export of electricity, as well as intermediation of any of these operations and entering into business transactions arising from these activities.

Delta Energética S.A. (subsidiary)

In 2007, this subsidiary acquired all the shares of Seival Participações S.A., a special purpose holding company that owns 99.99% of the capital of Usina Termelétrica Seival Ltda., headquartered in the city of Porto Alegre, State of Rio Grande do Sul.

The acquisition of Seival Participações adds benefits to the development of the project for exporting electricity to Uruguay starting in 2012, since this company holds the rights (including ANEEL's permit, previous license and property purchase option) to build and operate a coal-fired thermoelectric plant in Candiota, State of Rio Grande do Sul, with installed power of up to 540 MW.

The acquisition price was R$23,813, of which R$20,813 was paid until December 31, 2007, and the remaining balance of R$3,000 will be settled as contractual terms and conditions are met.

Goodwill on the controlling interest acquisition was R$19,528, determined based on an economic and financial analysis of the benefits that the project acquisition will provide to the Company, and will be amortized from the start of operations.

Lagoa Formosa Bioenergética Ltda. (subsidiary)

Lagoa Formosa Bioenergética Ltda. is a special purpose entity, wholly-owned subsidiary of Tractebel Energia, which was established to build the São João Cogeneration Plant, a sugarcane biomass-fired plant in a consortium with the company Dedini Açúcar e Álcool Ltda. from the Dedini Agro Group.

In September 2007, Dedini was acquired by the Spanish group Abengoa, which decided to discontinue the consortium. However, Tractebel Energia is entitled to be indemnified for the breach of the agreement entered into by the parties. The project had sold an average 23 MW, starting in 2010, in the First Auction of Alternative Power Sources conducted by ANEEL in June 2007, and the commitment to build and deliver lies with Dedini.

b.2) Accounted for at acquisition cost

Machadinho Energética S.A. – MAESA

In March 2007, the Company acquired for R$28,793, 2.82% interest in Machadinho Energética S.A. – MAESA. MAESA is a special purpose entity engaged in operating, by means of a consortium, the Machadinho hydroelectric plant. The Machadinho Consortium is composed of MAESA and Tractebel Energia, which hold 83.06% and 16.94%, respectively. As a result of this acquisition, Tractebel Energia increased its total share in the concession and the consortium by 2.34%, to 19.28%.

11 – PROPERTY, PLANT AND EQUIPMENT

a) Breakdown

	Company				
	2007				2006
	Average depreciation rates	Adjusted cost	Accumulated depreciation/ amortization	Net	Net
In service					
Hydroelectric generation					
Salto Santiago plant	2.5	640,926	(505,695)	135,231	150,495
Salto Osório plant	2.7	311,678	(236,477)	75,201	70,754
Passo Fundo plant	2.4	119,752	(91,566)	28,186	30,353
Machadinho plant (consortium)	3.2	180,071	(25,735)	154,336	159,065
Itá plant (consortium)	3.6	1,233,790	(221,061)	1,012,729	1,060,782
		2,486,217	(1,080,534)	1,405,683	1,471,449
Thermoelectric generation					
Jorge Lacerda Complex	4.4	2,485,256	(1,353,746)	1,131,510	1,188,778
Charqueadas plant	6.2	58,808	(50,504)	8,304	7,338
Alegrete plant	3.6	8,289	(7,310)	979	851
William Arjona plant	4.3	174,657	(75,314)	99,343	105,220
		2,727,010	(1,486,874)	1,240,136	1,302,187
General and other equipment	10.0	46,028	(21,176)	24,852	17,403
		5,259,255	(2,588,584)	2,670,671	2,791,039
Property, plant and equipment in progress					
Hydroelectric generation		20,452	-	20,452	17,088
Thermoelectric generation		41,375	-	41,375	31,778
General and other equipment		2,200	-	2,200	6,024
		64,027	-	64,027	54,890
Total property, plant and equipment		5,323,282	(2,588,584)	2,734,698	2,845,929
Special obligations		(9,480)	-	(9,480)	(9,494)
		5,313,802	(2,588,584)	2,725,218	2,836,435

	Consolidated				
	2007				2006
	Average depreciation rates	Adjusted cost	Accumulated depreciation/ amortization	Net	Net
In service					
Hydroelectric generation					
Salto Santiago plant	2.5	640,926	(505,695)	135,231	150,495
Salto Osório plant	2.7	311,678	(236,477)	75,201	70,754
Passo Fundo plant	2.4	119,752	(91,566)	28,186	30,353
Machadinho plant (consortium)	3.2	180,071	(25,735)	154,336	159,065
Itá plant (consortium)	3.6	1,776,708	(315,999)	1,460,709	1,521,266
Cana Brava plant	3.0	874,550	(119,016)	755,534	780,930
		3,903,685	(1,294,488)	2,609,197	2,712,863
Thermoelectric generation					
Jorge Lacerda Complex	4.4	2,485,256	(1,353,746)	1,131,510	1,188,778
Charqueadas plant	6.2	58,808	(50,504)	8,304	7,338
Alegrete plant	3.6	8,289	(7,310)	979	851
William Arjona plant	4.3	174,657	(75,314)	99,343	105,220
Lages cogeneration unit	4.3	74,148	(11,535)	62,613	65,238
		2,801,158	(1,498,409)	1,302,749	1,367,425
General and other equipment	10.0	46,194	(21,278)	24,916	17,492
		6,751,037	(2,814,175)	3,936,862	4,097,780
Property, plant and equipment in progress					
Hydroelectric generation					
São Salvador plant		615,577	-	615,577	-
Other plants (construction works)		24,861	-	24,861	22,499
Thermoelectric generation		42,918	-	42,918	32,214
General and other equipment		2,213	-	2,213	6,024
		685,569	-	685,569	60,737
Total property, plant and equipment		7,436,606	(2,814,175)	4,622,431	4,158,517
Special obligations		(9,605)	-	(9,605)	(9,619)
		7,427,001	(2,814,175)	4,612,826	4,148,898

b) Changes in property, plant and equipment

	Company			Consolidated		
	In service	In progress	Total	In service	In progress	Total
Balance at 12/31/2005	**2,919,922**	**63,947**	**2,983,869**	**4,255,437**	**74,031**	**4,329,468**
Additions	-	64,347	64,347	-	69,040	69,040
Transfers	46,660	(46,660)	-	55,590	(55,590)	-
Depreciation	(159,442)	-	(159,442)	(196,727)	-	(196,727)
Write-offs	(16,101)	(26,744)	(42,845)	(16,520)	(26,744)	(43,264)
Balance at 12/31/2006	**2,791,039**	**54,890**	**2,845,929**	**4,097,780**	**60,737**	**4,158,517**
Additions				-		
São Salvador hydroelectric plant	-	-	-	-	615,577	615,577
Other plants	-	67,586	67,586	-	71,401	71,401
Transfers	58,196	(58,196)	-	59,000	(59,000)	-
Depreciation	(176,066)	-	(176,066)	(217,420)	-	(217,420)
Write-offs	(2,498)	(253)	(2,751)	(2,498)	(3,146)	(5,644)
	2,670,671	**64,027**	**2,734,698**	**3,936,862**	**685,569**	**4,622,431**
Special obligations	(9,480)	-	(9,480)	(9,605)	-	(9,605)
Balance at 12/31/2007	**2,661,191**	**64,027**	**2,725,218**	**3,927,257**	**685,569**	**4,612,826**

c) Special obligations

Refer to obligations linked to the electric power utility service and represent amounts invested in the projects under concession, with Federal Government funds and donations not contingent to any return for the benefit of the donor. Such obligations will be settled at the end of the related concessions, established by the Concession Grantor.

d) Regulatory Body concessions and permits

The Company and its subsidiaries hold the following electricity concessions and permits:

	Holder of concession or permit	Installed capacity MW	Date of concession/ permit	Expiration
I – Concessions				
Salto Santiago hydroelectric plant	Company	1,420	09/28/1998	09/28/2028
Salto Osório hydroelectric plant	Company	1,078	09/28/1998	09/28/2028
Passo Fundo hydroelectric plant	Company	226	09/28/1998	09/28/2028
Machadinho hydroelectric plant	Company	1,140	07/15/1997	07/15/2032
Itá hydroelectric plant	Company/ITASA	1,450	12/28/1995	10/16/2030
Cana Brava hydroelectric plant	CEM	450	08/27/1998	08/27/2033
São Salvador hydroelectric plant	CESS	241	04/23/2002	04/23/2037
II – Permits				
Jorge Lacerda Complex	Company	857	09/25/1998	09/28/2028
Charqueadas thermoelectric plant	Company	72	09/25/1998	09/28/2028
Alegrete thermoelectric plant	Company	66	09/25/1998	09/28/2028
William Arjona thermoelectric plant	Company	190	06/02/2000	04/28/2029
Lages thermoelectric plant	Lages Bioenergética	28	10/30/2002	10/30/2032

The concession of the Itá hydroelectric plant is shared with the jointly-owned subsidiary Itá Energética S.A. – ITASA (see note 10-b.1) and the concession of the Machadinho hydroelectric plant is shared with other concessionaires that compose the Machadinho Consortium (see note 10-b.2)

e) Restricted assets

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the generation, transmission, distribution and sale of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory agency. ANEEL Resolution No. 20/99 regulates the electric power utility concession assets, requiring prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

f) Federal Government assets used by the Company

The Company holds and operates the Alegrete thermoelectric plant, consisting of two generation units with total capacity of 66 MW and a residential village with 15 houses, located in the Municipality of Alegrete, State of Rio Grande do Sul, owned by the Federal Government and granted under special use regime.

12 – INTANGIBLE ASSETS

	Consolidated					
	2007				2006	
	Average amortization rates	Adjusted cost	Accumulated amortization	Net	Net	Company
Cana Brava HE plant operation rights	3.2	88,664	(15,488)	73,176	76,022	CEM
Software license	20.0	10,195	(7,879)	2,316	1,288	Consolidated
		98,859	(23,367)	75,492	77,310	

13 – UNITS 4 AND 5 OF WILLIAM ARJONA THERMOELECTRIC PLANT

Generation units 4 and 5 of the William Arjona thermoelectric plant, with a total power of 70 MW, use natural gas to generate electricity and have been built for the specific purpose of meeting the needs of the CBEE (Brazilian Emergency Electric Energy Trader), governed by the Electric Energy Supply Agreement executed on January 10, 2002, effective until December 31, 2004.

The Company's management was studying the possibility of discontinuing such generation units at the end of the agreement with the CBEE. In line with this possibility, the Company amortized the equity value of such assets over the period they were used, reaching a residual amount consistent with the estimated sale price.

On October 26, 2004, the Management of the Company communicated to the Advisory Department of the Ministry of Mines and Energy that after the termination of the agreement with the CBEE, these generation units would be maintained and remain available for centralized operation, according to the standards and procedures of the ONS (National Electric System Operator), beginning January 1, 2005, under the same conditions as units 1, 2 and 3.

Accordingly, the depreciation of these units was not discontinued. Concurrently with depreciation, the Company is reversing the accelerated amortization recognized over the agreement period with the CBEE.

The residual amount of generation units 4 and 5, as of December 31, 2007 and 2006, is R$33,134.

14 – TRADE ACCOUNTS PAYABLE

	Company		Consolidated	
	2007	2006	2007	2006
Electricity purchased	79,012	77,257	70,428	70,244
Transactions within CCEE	17,631	75,921	19,536	75,922
Electric network usage charges	49,747	44,379	54,167	48,880
Fossil fuels/biomass	40,195	6,252	39,148	6,334
Material and services	43,123	32,115	90,632	37,939
	229,708	**235,924**	**273,911**	**239,319**

15 – LOANS AND FINANCING

a) Breakdown

	Company					
	2007			2006		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency						
National Treasury, net of deposited guarantees	20,545	160,504	181,049	24,799	223,460	248,259
BNP Paribas (Floating Rate Note)	-	104,343	104,343	112,810	-	112,810
Deutsche Bank	3,403	3,403	6,806	4,107	8,215	12,322
ABN AMRO Bank	2,498	-	2,498	6,029	3,015	9,044
Charges	4,501	-	4,501	5,966	-	5,966
	30,947	268,250	299,197	153,711	234,690	388,401
Local currency						
ELETROBRÁS	34,005	66,464	100,469	87,437	93,402	180,839
BNDES	1,790	-	1,790	9,769	1,987	11,756
Banco do Brasil	3,529	10,588	14,117	3,529	14,118	17,647
Charges	984	-	984	1,706	-	1,706
	40,308	77,052	117,360	102,441	109,507	211,948
	71,255	345,302	416,557	256,152	344,197	600,349

	Consolidated					
	2007			2006		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency						
National Treasury, net of deposited guarantees	20,545	160,504	181,049	24,799	223,460	248,259
BNP Paribas (Floating Rate Note)	-	104,343	104,343	112,810	-	112,810
Deutsche Bank	3,403	3,403	6,806	4,107	8,215	12,322
ABN AMRO Bank	2,498	-	2,498	6,029	3,015	9,044
Charges	4,501	-	4,501	5,966	-	5,966
	30,947	268,250	299,197	153,711	234,690	388,401
Local currency						
ELETROBRÁS	34,005	66,464	100,469	87,437	93,402	180,839
BNDES	28,793	255,545	284,338	36,674	150,498	187,172
Financing agents - BNDES	14,990	338,409	353,399	14,935	85,879	100,814
Banco do Brasil	3,529	10,588	14,117	3,529	14,118	17,647
BRDE	6,810	24,969	31,779	6,785	31,664	38,449
Charges	1,950	6,506	8,456	3,008	-	3,008
	90,077	702,481	792,558	152,368	375,561	527,929
	121,024	970,731	1,091,755	306,079	610,251	916,330

b) Changes in loans and financing

	Company			Consolidated		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Balance at 12/31/2005	**194,135**	**601,949**	**796,084**	**243,343**	**911,138**	**1,154,481**
Transfers	243,997	(243,997)	-	292,859	(292,859)	-
Charges	68,583	-	68,583	100,758	5,727	106,485
Exchange variations	(4,133)	(21,005)	(25,138)	(4,133)	(21,005)	(25,138)
Interest on deposited guarantees	-	7,250	7,250	-	7,250	7,250
Amortization	(246,430)	-	(246,430)	(326,748)	-	(326,748)
Balance at 12/31/2006	**256,152**	**344,197**	**600,349**	**306,079**	**610,251**	**916,330**
Additions	-	-	-	-	392,651	392,651
Transfers	61,311	(61,311)	-	110,139	(110,139)	-
Rescheduling	(101,289)	101,289	-	(101,289)	101,289	-
Charges	54,075	-	54,075	82,687	15,552	98,239
Exchange variations	(21,067)	(33,465)	(54,532)	(21,067)	(33,465)	(54,532)
Interest on deposited guarantees	-	(5,408)	(5,408)	-	(5,408)	(5,408)
Amortization	(177,927)	-	177,927)	(255,525)	-	(255,525)
Balance at 12/31/2007	**71,255**	**345,302**	**416,557**	**121,024**	**970,731**	**1,091,755**

c) Breakdown by foreign currency and local indices

	Company					
	2007			2006		
	Currency thousand	R$	%	Currency thousand	R$	%
Foreign currency						
US dollar – USD	109,411	193,800	46.52	128,392	274,502	45.73
Euro – EUR	40,404	105,397	25.31	40,386	113,899	18.97
		299,197	**71.83**		**388,401**	**64.70**
Local currency						
IVRRJR (UFIR-based)		101,272	24.31		182,286	30.36
Not indexed		16,088	3.86		29,662	4.94
		117,360	**28.17**		**211,948**	**35.30**
		416,557	**100.00**		**600,349**	**100.00**

	Consolidated					
	2007			2006		
	Currency thousand	R$	%	Currency thousand	R$	%
Foreign currency						
US dollar – USD	109,411	193,800	17.75	128,392	274,502	29.96
Euro – EUR	40,404	105,397	9.66	40,386	113,899	12.43
		299,197	**27.41**		**388,401**	**42.39**
Local currency						
IVRRJR (UFIR-based)		101,272	9.28		182,286	19.89
TJLP		675,198	61.84		315,981	34.48
Not indexed		16,088	1.47		29,662	3.24
		792,558	**72.59**		**527,929**	**57.61**
		1,091,755	**100.00**		**916,330**	**100.00**

d) Changes in foreign currencies and indices

Currency– index	(%) 2007	2006
US dollar – USD	(17.15)	(8.66)
Euro – EUR	(7.50)	1.85
TJLP (long-term interest rate)	6.37	7.87
SELIC (Central bank overnight rate)	11.88	15.08

e) Contractual terms and conditions

	Charges	Payment terms Maturity	Charges	Principal
Foreign currency				
Tractebel Energia				
National Treasury	Libor + 1.075% p.a.	April 2024	Semiannual, in April and October	Semiannual, in April and October
BNP Paribas (Floating Rate Note)	Euribor + 2.75% p.a. [a]	November 2015	Annual in November	Lump sum in November 2015
Deutsche Bank	Libor + 0.55% + income tax on interest (10%)	October 2009	Semiannual, in April and October	Semiannual, in April and October
ABN AMRO Bank	Libor + 2.5% p.a.	March 2008	Semiannual, in March and September	Semiannual, in March and September
Local currency				
Tractebel Energia				
Eletrobrás	12% p.a.	April 2011	Monthly, until maturity	Monthly, until maturity
BNDES	Selic + 1% p.a.	February 2008	Monthly, until maturity	Monthly, until maturity
Banco do Brasil	9.35% p.a.	December 2011	Monthly, until maturity	Monthly, until maturity
CEM				
BNDES	TJLP + 4% p.a. [b]	April 2013	Monthly, until maturity	Monthly, until maturity
ITASA				
BNDES	TJLP + 4% p.a. [b]	September 2013	Monthly, until maturity	Monthly, until maturity
Financing agents - BNDES [d]	TJLP + 3.85% p.a. [b]	September 2013	Monthly, until maturity	Monthly, until maturity
LAGES				
BRDE	TJLP + 2.25% p.a. [b]	August 2012	Monthly, until maturity	Monthly, until maturity
CESS				
BNDES	TJLP + 2.7% p.a. [b]	October 2023	Monthly, until maturity [c]	Monthly, until maturity [c]
Financing agents - BNDES [d]	TJLP + 3.25% p.a. [b]	October 2023	Monthly, until maturity [c]	Monthly, until maturity [c]

[a] Rescheduling of maturity, postponed from November 2007 to November 2015 and spread to 2.75% p.a. from 7% p.a.

[b] The amount corresponding to the TJLP (long-term interest rate) that exceeds 6% p.a. will be capitalized and included in principal.

[c] Interest will be capitalized on a quarterly basis until October 2009, in January, April, July and October and included in principal. After the grace period, interest and principal will be paid on a monthly basis until October 2023.

[d] UNIBANCO, BRADESCO, Banco Itaú, Banco Santander and Banco Votorantim

f) Loans and financing - noncurrent liabilities

	Company			Consolidated		
	Foreign currency	Local currency	Total	Foreign currency	Local currency	Total
2009	21,725	30,974	52,699	21,725	84,624	106,349
2010	16,098	31,753	47,851	16,098	109,641	125,739
2011	16,098	14,325	30,423	16,098	92,213	108,311
2012	11,913	-	11,913	11,913	75,617	87,530
2013	7,728	-	7,728	7,728	54,368	62,096
2014	3,736	-	3,736	3,736	29,086	32,822
2015	104,343	-	104,343	104,343	29,086	133,429
From 2016 to 2022 (annual installments of R$29,086)	-	-	-	-	203,602	203,602
2023	-	-	-	-	24,244	24,244
2024	86,609	-	86,609	86,609	-	86,609
	268,250	77,052	345,302	268,250	702,481	970,731

g) Guarantees

g.1) Tractebel Energia S.A.

Loans and financing in foreign currency

National Treasury: (a) Assignment and transfer to the Federal Government of the receivables, up to the limit sufficient to cover the payment of the installments and other charges at each maturity date; (b) pledged deposit amounting R$62,642, as of December 31, 2007, stated as an offsetting account of the underlying financing.

ABN AMRO Bank: Promissory note, with maturity at sight, corresponding to the amount of the financing.

There are no guarantees granted for the other loans and financing in foreign currency.

Loans and financing in local currency

ELETROBRÁS: (a) Powers of attorney granted to the creditor, in case of default, to transfer to its own name, the necessary amounts for the payment of the debt, from the bank account of the Company used to collect receivables; (b) Promissory notes in the amount of the financing, linked to the contractual terms.

BNDES: Assignment and transfer to the Bank of the amount equivalent to 1.33% of the monthly revenue of the Company, through deposits in the collection account and restricted account.

Banco do Brasil: (a) Assignment and credit transfer of receivables amounting R$ 8,726, represented by sales of electricity or other funds with the same purpose; (b) Pledged promissory note in the amount corresponding to the financing.

g.2) Itá Energética S.A. - ITASA

BNDES and Financing Agents: (a) Pledge of Concession-Related Rights to operate Itá hydroelectric plant; (b) Pledge of Receivables resulting from the Electricity Purchase and Sale Agreements entered into with its shareholders; (c) reserve account in an amount equivalent to three months of the BNDES debt, substituted by bank guarantee, and three months of the Itá plant's contractual operation and maintenance expenses. In addition to these guarantees, the shareholders pledged all the shares of ITASA to the BNDES and the Financing Agents.

g.3) Companhia Energética Meridional - CEM

BNDES: Credit Facility Agreement and Debenture Subscription and Payment Agreement: (a) Assignment of all revenue and other amounts received from the generation and sale of electricity from the Cana Brava hydroelectric plant; (b) Assignment of the right to receive all and any amounts collectible and payable from the Concession Grantor, under the Concession Agreement, including, but not limited to, all compensation for termination of the Concession; (c) obligation to maintain a Reserve Account with a deposit equivalent to six months of debt service.

g.4) Lages Bioenergética Ltda.: (a) Assignment of receivables from the Electricity Purchase and Sale Agreement entered into with CELESC, intermediated by Tractebel; (b) assignment of the Compensation Rights arising from the Steam and Biomass Purchase and Sale Agreements entered into with the companies Sofia Industrial e Exportadora Ltda. and Battistella Indústria e Comércio Ltda.; (c) assignment of Permit-

Related Rights granted by ANEEL to establish as Independent Producer of electricity; (d) obligation to maintain a reserve account with a deposit equivalent to, on the average, four months of debt service.

g.5) Companhia Energética São Salvador - CESS

BNDES and BNDES onlendings – financing agents: (a) Pledge of Rights Related to the Concession for the operation of the São Salvador hydroelectric plant; (b) Centralized Receivables Account to receive CESS receivables, and (c) obligation to maintain a reserve account with a deposit equivalent to three months of debt service, plus an amount equivalent to three months of payment of the Project Operation and Maintenance Agreement.

16 – DEBENTURES

a) Breakdown

	2007			2006		
	Current	**Noncurrent**	**Total**	**Current**	**Noncurrent**	**Total**
Tractebel Energia S.A.						
1st Issue - 1st Series	6,483	142,539	149,022	4,939	140,000	144,939
1st Issue - 2nd Series	-	60,000	60,000	-	60,000	60,000
2nd Issue – Single Series	404	357,763	358,167	-	-	-
Charges	25,251	-	25,251	10,065	-	10,065
Total Company	**32,138**	**560,302**	**592,440**	**15,004**	**200,000**	**215,004**
CEM (Single Series)	**10,807**	**63,667**	**74,474**	**9,789**	**74,204**	**83,993**
ITASA (1st and 2nd Series)	**10,185**	**40,950**	**51,135**	**8,190**	**49,140**	**57,330**
Charges	3,430	-	3,430	4,851	-	4,851
Total Consolidated	**56,560**	**664,919**	**721,479**	**37,834**	**323,344**	**361,178**

b) Changes in debentures

	Company			**Consolidated**		
	Current	**Noncurrent**	**Total**	**Current**	**Noncurrent**	**Total**
Balance at 12/31/2005	**10,286**	**198,348**	**208,6**	**31,090**	**338,196**	**369,2**
Transfers	4,938	(4,938)	-	22,868	(22,868)	-
Charges	20,928	-	20,928	35,990	1,426	37,416
Monetary variations	-	6,590	6,590	2,359	6,590	8,949
Amortization	(21,148)	-	(21,14	(54,473)	-	(54,47
Balance at 12/31/2006	**15,004**	**200,000**	**215,0**	**37,834**	**323,344**	**361,1**
Additions	-	353,423	353,42	-	353,423	353,42
Transfers	9,167	(9,167)	-	28,150	(28,150)	-
Charges	33,487	-	33,487	46,930	256	47,186
Monetary variations	2,012	16,046	18,058	6,057	16,046	22,103
Amortization	(27,532)	-	(27,53	(62,411)	-	(62,41
Balance at 12/31/2007	**32,138**	**560,302**	**592,4**	**56,560**	**664,919**	**721,4**

On June 19, 2007, the Brazilian Securities Commission (CVM) authorized Tractebel Energia's First Public Debenture Distribution Program, through which the Company is allowed to publicly offer simple debentures, not convertible into Company shares. The Debenture offerings to be made by the Company as part of the Distribution Program are limited to R$1,500,000 during the Distribution Program period, until June 19, 2009.

On May 15, 2007, the Company made its second issue, the first as part of said Distribution Program, consisting of 35,000 simple, single series debentures without guarantee or preference, with par value of R$10,000.00, totaling R$350,000 at issue date. The agreed term and conditions are shown in item "c" below.

The public offering was fully settled on June 21, 2007, and the proceeds, including interest and monetary adjustment, was R$353,423. Proceeds were used in the acquisition of Companhia Energética São Salvador - CESS.

c) Contractual terms and conditions

	Number outstanding	Yield	Payment terms: Interest/monetary adjustment	Payment terms: Principal	Guarantee
Tractebel					
1st series	14,000	IGPM + 9.29% p.a.	Annually on May 2	Lump sum on May 2, 2011	No guarantee
2nd series	6,000	103.9% of the CDI	Semiannually on May 2 and November 2	Lump sum on May 2, 2010	No guarantee
2nd issue Single series	35,000	IPCA + 7% p.a.	Annually on May 15	3 installments on May 15, 2012, May 15, 2013 and May 15, 2014	No guarantee
CEM					
Single series	7,773	TJLP + 4% p.a. (*)	Semiannually on April 1 and October 1, until April 1, 2013	Semiannual, ranging from 4.7027% on April 1, 2008 to 7.5737% on April 1, 2013	Receivables from electricity generation and sales
ITASA					
1st Series and 2nd Series	8,400	IGPM + 9.4% p.a.	Annually on December 1 (1st series) and June 1 (2nd series)	7 equal installments, on December 1 (1st series) and June 1 (2nd series) of each year, until December 1, 2013 (1st series) and June 1, 2013 (2nd series)	Pledge of receivables from electricity sales to its shareholders

(*) The amount corresponding to the TJLP (long-term interest rate) that exceeds 6% p.a. will be capitalized and included in principal.

d) Changes in indices

Currency– index	(%) 2007	2006
TJLP	6.37	7.87
IGP-M	7.75	3.83
CDI	11.82	15.03
IPCA (May-December)	2.33	-

c) Maturities of debentures stated in noncurrent liabilities

	Company	Consolidated
2009	-	20,078
2010	60,000	81,267
2011	142,540	165,114
2012	119,254	143,267
2013	119,254	135,939
2014	119,254	119,254
	560,302	664,919

17 – TAXES PAYABLE

	Company		Consolidated	
	2007	2006	2007	2006
Current				
Income tax	187,970	14,521	225,766	16,662
Social contribution tax	55,944	-	66,788	856
ICMS	11,376	6,535	30,002	13,666
PIS and COFINS	10,153	7,620	12,164	9,432
INSS	3,705	2,190	3,746	2,199
Other	2,576	2,881	2,930	3,055
	271,724	33,747	341,396	45,870
Noncurrent				
INSS	4,472	5,383	4,472	5,383
PIS and COFINS with suspended payment	4,787	-	6,416	-
ICMS	-	-	1,315	-
	9,259	5,383	12,203	5,383
	280,983	39,130	353,599	51,253

In 2007, the Company paid income and social contribution taxes on estimated taxable income, in accordance with prevailing legislation, differently from the previous year, when the calculation of taxable income proved to be more appropriate.

18 – RESEARCH AND DEVELOPMENT

Tractebel Energia, as an electricity generation company authorized to carry out independent production, must invest annually at least 1% of its revenue in research and development in the electricity industry.

These funds are allocated as follows: (i) 40% to the FNDCT (National Scientific and Technological Development Fund); (ii) 40% to research and development projects, pursuant to the regulations of ANEEL (National Electric Power Agency); and (iii) 20% to the Ministry of Mines and Energy, to fund energy system expansion planning studies and research, as well as the inventory and feasibility studies on the use of potential hydroelectric plants.

19 - RESERVES FOR CONTINGENCIES

The Company is a party to administrative and judicial proceedings involving tax, civil and labor matters, in which, according to the Company's legal counsel, the likelihood of loss is considered probable. All these proceedings are accrued in amounts considered sufficient to cover related contingencies, as follows:

a) Breakdown

	Company					
	2007			2006		
	Gross reserve	Escrow deposit	Net reserve	Gross reserve	Escrow deposit	Net reserve
Tax						
Social contribution tax	13,508	(3,489)	10,019	12,077	(3,119)	8,958
INSS	26,421	(11,609)	14,812	23,620	(10,503)	13,117
	39,929	**(15,098)**	**24,831**	**35,697**	**(13,622)**	**22,075**
Civil						
Agreements with suppliers	17,235	-	17,235	15,970	-	15,970
Occupational diseases and accidents	22,625	(491)	22,134	20,662	-	20,662
Sundry lawsuits	6,698	(20)	6,678	2,405	-	2,405
	46,558	**(511)**	**46,047**	**39,037**	**-**	**39,037**
Labor	**20,018**	**(17,533)**	**2,485**	**23,990**	**(21,061)**	**2,929**
	106,505	**(33,142)**	**73,363**	**98,724**	**(34,683)**	**64,041**
Classification in balance sheet						
Current			10,134			11,000
Noncurrent			63,229			53,041
			73,363			**64,041**

	Consolidated					
	2007			2006		
	Gross reserve	Escrow deposit	Net reserve	Gross reserve	Escrow deposit	Net reserve
Tax						
Social contribution tax	13,508	(3,489)	10,019	12,077	(3,119)	8,958
INSS	26,421	(11,609)	14,812	23,620	(10,503)	13,117
	39,929	**(15,098)**	**24,831**	**35,697**	**(13,622)**	**22,075**
Civil						
Agreements with suppliers	17,235	-	17,235	15,970	-	15,970
Occupational diseases and accidents	22,625	(491)	22,134	20,662	-	20,662
Sundry lawsuits	12,834	(1,143)	11,691	5,859	-	5,859
	52,694	**(1,634)**	**51,060**	**42,491**	**-**	**42,491**
Labor	**20,018**	**(17,533)**	**2,485**	**23,990**	**(21,061)**	**2,929**
	112,641	**(34,265)**	**78,376**	**102,178**	**(34,683)**	**67,495**
Classification in balance sheet						
Current			10,336			11,206
Noncurrent			68,040			56,289
			78,376			**67,495**

Social contribution tax

Refers to the tax assessment notice issued by the Federal Revenue Service as the Company offset tax loss carryforwards for the year 1989 and 1990 against social contribution tax payable in the 1996 and 1997 income tax returns. According to the summary of said tax assessment notice, the offset of social contribution tax loss carryforwards is permitted by law only beginning January 1, 1992. The Company understands that the provisions of regulatory instructions that prohibited the offset of prior years' social contribution tax loss carryforwards has no legal basis, since there is no restriction to the offset in the Law. As regards the tax assessment notice for the year 1996, the decision at the administrative level was unfavorable to the Company, which will file a lawsuit to challenge the tax collection.

INSS (National Institute of Social Security)

The Company received a tax debt assessment notice for the nonpayment of the additional contribution for SAT (Occupational Accident Insurance) in April 1999-March 2004, due to the lack of evidence of the risk factor related to the work environment. The Company argues that there is no basis in the legislation referred to in the notice for the mentioned period, and that the additional contribution is payable if the employee is entitled to a special retirement benefit, which is not the case in said period. The Social Security Board of Appeals decided, based on the defense arguments filed by the Company, to convert the sentence into an inspection. The amount accrued as of December 31, 2007 is R$16,146.

The Company also received a notification from the INSS because of the alleged nonpayment of social security charges on compensation paid to employees. The subject matter of the notification was challenged by the Company, which argued that the amounts paid under collective labor agreements were paid as indemnities. The lower court decision was favorable to the Company, and declared the tax assessment notice null and void and the INSS was sentenced to refunding the deposits converted into revenue. The INSS filed an appeal against this decision with the 4th Region Federal Court. The amount accrued as of December 31, 2007 is R$7,406.

Civil contingencies

Agreements with suppliers

Refer mainly to an indemnity lawsuit filed by Companhia de Interconexão Energética - CIEN, claiming the recognition of the right to receive the difference related to the exchange adjustment provided for in the electricity sale agreement, and the termination of such agreement due to alleged breach of a clause by Tractebel Energia. The lawsuit was suspended on April 23, 2007 at the request of CIEN, after the Company filed its defense arguments. The amount accrued as of December 31, 2007 is R$13,490.

Occupational diseases and accidents

Refer to lawsuits filed by former employees, mainly related to repetitive strain injuries and possible damages to hearing capacity.

Sundry lawsuits

Arise mainly from expropriations and indemnity lawsuits filed by individuals and legal entities whose properties were flooded by the plants' reservoirs.

Labor contingencies

Refer to ongoing labor lawsuits filed by former employees, unions and employees of outsourced companies mainly related to claims of recognition of employment relationships and reinstatement. Other labor lawsuits are related to claims of hazardous duty premium, overtime, salary equalization, commute hours, and FGTS (severance pay fund).

b) Change

	Company			
	Tax	Civil	Labor	Gross reserve
Balance at 12/31/2006	**35,697**	**39,037**	**23,990**	**98,724**
Additions	-	5,337	1,521	6,858
Adjustments	4,232	3,680	1,742	9,654
Payments	-	(355)	(6,801)	(7,156)
Reversals	-	(1,141)	(434)	(1,575)
Balance at 12/31/2007	**39,929**	**46,558**	**20,018**	**106,505**

	Consolidated			
	Tax	Civil	Labor	Gross reserve
Balance at 12/31/2006	**35,697**	**42,491**	**23,990**	**102,178**
Additions	-	7,857	1,521	9,378
Adjustments	4,232	4,118	1,742	10,092
Payments	-	(362)	(6,801)	(7,163)
Reversals	-	(1,410)	(434)	(1,844)
Balance at 12/31/2007	**39,929**	**52,694**	**20,018**	**112,641**

c) Contingencies of possible or remote risk

The Company is also a party to other lawsuits that, in the opinion of the legal counsel, based on their experience in similar cases, do not represent a probable risk and, therefore, have not been accrued but only disclosed in the financial statements. The amounts involved are detailed below:

	Company					
	2007					2006
	Possible risk	Remote risk	Total gross	Escrow deposit	Total net	Total net
Tax	234,675	24,677	259,352	(118,343)	141,009	23,492
Civil	8,721	3,082	11,803	(2,514)	9,289	13,204
Labor	11,643	11,839	23,482	(5,500)	17,982	17,027
	255,039	**39,598**	**294,637**	**(126,357)**	**168,280**	**53,723**

	Consolidated					
	2007					2006
	Possible risk	Remote risk	Total gross	Escrow deposit	Total net	Total net
Tax	272,692	26,460	299,152	(142,462)	156,690	23,492
Civil	30,685	13,009	43,694	(2,717)	40,977	47,526
Labor	11,643	11,839	23,482	(5,500)	17,982	17,027
	315,020	**51,308**	**366,328**	**(150,679)**	**215,649**	**88,045**

The Company has escrow deposits linked to reserves for possible and remote risks that are mostly used to guarantee sentence execution or appeals. These amounts are monetarily adjusted and stated in noncurrent assets.

Tax contingencies

The main subjects of tax contingencies with possible risk are as follows:

PIS and COFINS

In July 2005, the Company filed for an Injunction against the Federal Revenue Service Director in Florianópolis, since it understands that Federal Revenue Service Regulatory Instruction No. 468/2004 overrun the jurisdiction of the Legislative Power by giving a new concept to the term "predetermined price", provided for by article 10 of Law No. 10833/03. The Company understands that the acceptance of the said term is already a common practice in the Brazilian Tax System and has been in use since the enactment of Decree Law No. 1598/1977, meaning said Regulatory Instruction is illegal.

As a result, the Company paid PIS and COFINS on revenue from agreements entered into before October 31, 2003 for periods longer than one year and at a predetermined price, based on the cumulative taxation system provided for by the previous law for the period November 2004-May 2005 in the amount of R$38,653. In the period June 2005-October 2006, the Company deposited the amounts it understands not to be due in an escrow deposit, amounting to R$121,319.

Due to the estimated favorable outcome at the 4th Region Federal Court, the Company suspended the deposits in December 2006. On April 11, 2007, the 4th Region Federal Court concluded the judgment of said injunction and unanimously recognized the illegality and unconstitutionality of Regulatory Instructions No. 468 and 658, both as regards the monetary adjustment clause and the economic and financial balance clauses in the agreements of Tractebel Energia and CEM.

On July 6, 2007, the Company received a tax delinquency notice for not having paid or reported in a Declaration of Federal Tax Debits and Credits (DCTF) the PIS and COFINS amounts related to November and December 2006. According to the Federal Revenue Service Office in Florianópolis, the nonpayment or deposit of the amounts, even if challenged in courts, is not supported by the law. On August 7, 2007, the Company challenged the tax delinquency notice, arguing that the amounts are not payable, based on the same grounds of the injunction granted in July 2005. The tax delinquency notice amount is included in possible risk tax contingencies.

According to the Company's legal counsel, the risk of an unfavorable outcome in the lawsuit is lower that the likelihood of a favorable outcome, and thus the Company is not accruing the unpaid amount since June 2005. The adjusted contingency as of December 31, 2007 is R$176,532, Company, and R$214,465, consolidated (R$77,465 and R$93,146, net of the aforementioned escrow deposits).

Income and social contribution taxes

The main tax assessment notices assessed as possible risks are as follows:

- Assessment notices issued by the Federal Revenue Service Office, because the Company offset credits against income and social contribution taxes payable by means of voluntary reporting, through a PER/DCOMP (Electronic Refund or Reimbursement Request and Offset Declaration), not subject to fines. Accordingly, the Federal Revenue Service partially approved the offset requests and the Company filed noncompliance notices, which are awaiting judgment. The Company argues that tax authorities cannot impose a penalty against a company that held tax credits and voluntarily reported its debts. The adjusted amount of the tax assessment as of December 31, 2007 is R$32,917, Company and consolidated;
- Assessment notices issued by the Federal Revenue Service Office, because the Company offset 1997 and 1998 social contribution tax loss carryforwards, arising from the merger of Centrais Geradoras do Sul do Brasil S.A. - GERASUL into Eletrobrás Geração S.A. – ELETROGER (currently Tractebel Energia S.A.), on a date subsequent to the amendment to the Law, in June 2001, that forbade the offset of tax loss carryforwards arising from mergers against social contribution tax payable. The Company argues that the merger was conducted before the prohibition to the utilization of tax loss carryforwards and that it is entitled to utilize them since these social contribution tax loss carryforwards were included in its equity upon the merger. As of December 31, 2007, the adjusted amount is R$17,644.

INSS

The main notices classified as possible risks are as follows:

- Infraction notice related to the social security contribution collection notices on indemnities. The Company was partially considered not guilty at the administrative level and filed a lawsuit, in which it obtained a favorable decision at the lower court. Currently, the Company is awaiting judgment of the INSS appeal. As of December 31, 2007, the adjusted amount is R$2,841.
- Tax assessment notices related to alleged joint liability of and transfer of liability from Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL to Tractebel Energia related to the levy of social security charges on labor services provided by outsourced companies, until the spin-off of ELETROSUL, and resulting establishment of Centrais Geradoras do Sul do Brasil S.A. – GERASUL (currently Tractebel Energia). As of December 31, 2007, the adjusted amount is R$3,639.

Civil contingencies

Possible risk civil lawsuits refer basically to expropriations and indemnity lawsuits filed by individuals and legal entities that allege that their properties were flooded by the plants' reservoirs.

Labor contingencies

Possible risk labor contingencies refer mainly to lawsuits filed by former employees claiming recognition of employment relationship and additional pension benefits.

d) Contingent assets

Pursuant to guidance set out in an ANEEL Resolution, the consumption of fossil fuel acquired with CCC/CDE (fuel usage quota) funds, which until November 2005 was recognized as operating revenue under the caption "Fuel subsidies - CCC/CDE", started to be accounted for as an offsetting account of electricity production cost, under the caption "Fuel for electricity production".

The Company understands that due to the change in this accounting practice, PIS and COFINS paid as a result of the previously adopted accounting principle should be recovered. Accordingly, the Company is analyzing the most appropriate way to recover these taxes. The unrecorded contingent assets, adjusted to December 31, 2007, amount to R$58,179.

20 – CONCESSION FEES PAYABLE

The subsidiary Companhia Energética Meridional – CEM will pay to the Federal Government the amounts shown below for the concession granted to operate the Cana Brava hydroelectric plant, in monthly installments equivalent to 1/12th of the corresponding annual fees, adjusted based on the annual variation of the IGP-M. The historical and adjusted amounts as of December 31, 2007 are as follows:

	Historical amount		Adjusted amount	
Year	Annual	Total	Annual	Total
1/1/2008-7/30/2023	680	10,597	1,639	25,544
8/1/2023-7/30/2033	61,280	612,800	147,717	1,477,172
		623,397		1,502,716

In order to accurately reflect, in shareholders' equity, the concession fee and the related obligation to the Federal Government, CEM recorded the amount in intangible assets as a contra entry to current and long-term liabilities.

Considering that contractual amounts are stated at future prices, CEM discounted them to present value based on a discount rate of 10% p.a., as provided in the bid notice for the concession. Until startup of the Cana Brava plant, the adjustment of liabilities based on the discount rate and variation of IGP-M was capitalized in intangible assets and, thereafter, recognized directly in the statement of income.

a) Change

	Consolidated		
	Current	Noncurrent	Total
Balance at 12/31/2005	**1,530**	**178,130**	**179,660**
Transfers	1,564	(1,564)	-
Charges	-	18,039	18,039
Monetary variations	-	6,941	6,941
Amortization	(1,535)	-	(1,535)
Balance at 12/31/2006	**1,559**	**201,546**	**203,105**
Transfers	1,660	(1,660)	-
Charges	-	20,187	20,187
Monetary variations	-	14,115	14,115
Amortization	(1,580)	-	(1,580)
Balance at 12/31/2007	**1,639**	**234,188**	**235,827**

b) Maturities of concession fees payable stated in noncurrent liabilities

2009	1,639
2010	1,639
2011	1,639
2012	1,639
2013	1,639
From 2014 to 2033	225,993
	234,188

21 – POST-EMPLOYMENT BENEFITS

Post-employment benefits granted by the Company are as follows:

a) Pension plan

The Company, through PREVIG – Sociedade de Previdência Complementar, provides pension plans for its employees. PREVIG is a nonprofit closed pension entity governed by private law, sponsored by the Company, as Founder, and by other Suez Group companies.

The benefit plans managed by PREVIG are Defined Benefit and Defined Contribution plans. The Defined Benefit Plan is closed to new participants.

a.1) Defined Benefit Plan

The Defined Benefit plan has a capitalization system for pensions, survivors' pensions, and other benefits. The benefits granted are as follows:

- Supplementation of length of service retirement benefits;
- Supplementation of disability retirement benefits;
- Supplementation of age retirement benefits;
- Supplementation of special retirement and veteran retirement benefits;
- Supplementation of survivors' pensions;
- Supplementation of inmate pension; and
- Funeral allowance.

The initial pension is basically the difference between the arithmetic mean of the employee's last 36 actual contribution salaries to the Plan, adjusted on a monthly basis by the same indices adopted by the Social Security, and the hypothetical amount of the Social Security retirement benefit, determined by applying rules in effect before the enactment of Law 9876 of November 26, 1999. After being granted, the supplemental pension benefit is adjusted annually based on the variation of the INPC (national consumer price index), published by the IBGE.

The Benefit Plan is funded by the contributions of participants and the sponsor. The Company's contribution corresponds to twice the contribution of its employees.

Before the establishment of PREVIG, the Defined Benefit Plan was managed by Fundação Eletrosul de Previdência e Assistência Social – ELOS, sponsored by Tractebel and ELETROSUL, without joint and several liability between the sponsors. In October 2002, the Secretariat for Pension Plans approved the termination of the Adhesion Agreement with ELOS and the complete transfer of the benefits plan management to PREVIG. Despite the termination of the Agreement, due to injunctions granted to labor unions and the ELETROSUL Retirees Associations, the participants who started receiving benefits until December 23, 1997, the date of spin-off of ELETROSUL, as well as the participants who opted for Deferred Proportional Benefit until that date, remained in the Benefits Plan managed by ELOS, under the responsibility of the Company, which pays 57% of the administrative expenses of ELOS (the remaining 43% is funded by the Benefits Plan of ELETROSUL). Benefits plan expenses are limited to 15% of the related pension fund income of ELOS tied to the participants and the Company's liability in 2007 was R$1,558.

On May 15, 2007, the Company entered into agreements with ELOS, ELETROSUL, PREVIG and the ELETROSUL Retirees Associations to reinstate the adhesion to ELOS and thus permit the participants to opt for remaining with ELOS or being transferred to PREVIG. The Company is the Plan sponsor in both options. The deadline for making the option was November 30, 2007 and 29 participants opted for the transfer to PREVIG. This transfer is scheduled for January 2008.

The Company is also responsible for 100% of the amount of the administrative expenses of PREVIG linked to this Benefits Plan, limited to 15% of the total amount of the related pension fund income. In 2007 these expenses amounted to R$966.

The actuarial assumptions used in the valuation of these benefits are described below:

Economic assumptions (nominal)

	2007	2006
Discount rate (p.a.)	10.25%	10.75%
Expected rate of return on plan assets (p.a.)	10.50%	11.00%
Future salary growth rate		
- Active participants (p.a.)	5.00%	7.00%
- Self-sponsored (p.a.)	5.00%	5.00%
Increase in social security retirement benefits (p.a.)	5.00%	5.00%
Increase in benefits of the Plan sponsored by the Company (p.a.)	5.00%	5.00%
Inflation	5.00%	5.00%
Capacity factor		
- Salaries	100%	100%
- Benefits	100%	100%

Demographic assumptions

	2007	2006
Mortality table (asset)	AT 2000 (per gender)	AT 2000 (per gender)
Disabled mortality table	RP 2000 Disabled	RP 2000 Disabled
Disability table	Watson Wyatt 1985 Disability Class 1	Watson Wyatt 1985 Disability Class 1
Turnover table	T-1 Service Table	T-1 Service Table
Retirement age	First date all grace periods are completed	First date all grace periods are completed
% of active participants married on the retirement date	90	90
Age difference between participant and spouse	Wives are 4 years younger than their husbands	Wives are 4 years younger than their husbands

Other assumptions

	2007	2006
Participants entitled to conversion of special retirement into retirement for length of service (SB-40), who will opt for the conversion	100%	100%
Conversion factor of SB-40	140%	140%

The reconciliation of liabilities resulting from post-employment benefits recognized in the Company's financial statements is as follows:

	Company and consolidated					
	2007			2006		
	Pension plan	Confidentiality bonus	Total	Pension plan	Confidentiality bonus	Total
Present value of totally or partially funded actuarial obligations	1,249,541	-	1,249,541	1,179,927	-	1,179,927
Fair value of plan assets	(796,910)	-	(796,910)	(736,567)	-	(736,567)
Present value of fully unfunded actuarial obligations	-	1,632	1,632	-	1,628	1,628
Subtotal	452,631	1,632	454,263	443,360	1,628	444,988
Net value of actuarial losses not recorded in balance sheets	(124,867)	(613)	(125,480)	(130,187)	(707)	(130,894)
Liabilities recorded in balance sheets	**327,764**	**1,019**	**328,783**	**313,173**	**921**	**314,094**
Classification in balance sheet						
Current			18,450			20,369
Noncurrent			310,333			293,725
			328,783			314,094

The amount of actuarial losses exceeding 10% of the present value of actuarial obligations will be annually amortized on the straight-line basis, over approximately 6.75 years, which corresponds to the average time of future contributions estimated for the employees participating in the plan.

Part of the actuarial liabilities recognized in the balance sheet is covered by obligations contracted/recognized through a debt acknowledgement agreement and an agreement entered into by the Company and the pension plan entities. The breakdown of liabilities recognized in the financial statements is as follows:

	Company and consolidated			
	2007			2006
	Current	Noncurrent	Total	Total
Contracted/recognized obligations				
Agreement of acknowledgement of past debts	15,709	122,189	137,898	144,945
Coverage of costs relating to conversion of special retirement into retirement for length of service (SB-40) and extraordinary contributions	2,216	2,548	4,764	9,709
Actuarial liabilities not subject to contract	525	185,596	186,121	159,440
Total actuarial liability	**18,450**	**310,333**	**328,783**	**314,094**

Contracted debts are adjusted based on the INPC disclosed by the IBGE and bear interest of 6% p.a. The amounts stated in noncurrent liabilities are as follows:

	ELOS	PREVIG	Total
2009	14,339	1,815	16,154
2010	15,222	1,923	17,145
2011	14,419	1,907	16,326
2012	11,581	1,946	13,527
2013	12,294	2,062	14,356
2014 and thereafter	28,911	15,770	44,681
	96,766	25,423	122,189

Changes in actuarial liability are summarized below:

	Pension plan	Confidentiality bonus	Total
Liabilities as of December 31, 2005	**285,721**	**1,054**	**286,775**
Expenses in 2006	58,158	199	58,357
Contributions	(30,706)	-	(30,706)
Benefits paid	-	(332)	(332)
Liabilities as of December 31, 2006	**313,173**	**921**	**314,094**
Expenses in 2007	45,445	262	45,707
Contributions	(30,854)	-	(30,854)
Benefits paid	-	(164)	(164)
Liabilities as of December 31, 2007	**327,764**	**1,019**	**328,783**

The amounts to be recognized in the 2008 statement of income related to the Defined Benefit Plan and the Confidentiality bonus are as follows:

	Pension plan	Confidentiality bonus	Total
Cost of current service	485	53	538
Cost of interest	123,667	137	123,804
Expected return on plan assets	(80,463)	-	(80,463)
Amortization of actuarial losses	1,620	40	1,660
Employees' contributions	(189)	-	(189)
	45,120	230	45,350

a.2) Defined contribution plan

In addition to the above-mentioned benefit plan, PREVIG started managing another plan, a Defined Contribution plan, closing the initial plan to new participants on October 5, 2004, the date when the new plan approval was communicated by the Secretariat for Pension Plans.

In the Defined Contribution plan, in which 94% of the Company's employees participate (889 participants), plan funding consists of basic contributions by the participants and the sponsor. The Company's basic contribution is equal to the basic contribution of its employees. The Company's contribution in 2007 was R$3,584.

In addition, as an incentive to migrate to the plan, the Company undertook a special contribution of R$4,256 in 2007, deposited in PREVIG's account to participants with at least 10 years of participation in the previous plan, calculated to increase the mathematical reserves of the participants and thus annul a possible impact on the participants for opting for the migration.

The Company was liable for funding 100% of the administrative expenses of the Defined Contribution Plan until December 31, 2006. In 2007, the sponsor was liable for 75% of the administrative expenses and the participants for 25%. The Company's contribution in 2007 was R$997.

Starting 2008, administrative expenses will be shared by the sponsor and the participants, taking into consideration the formation of a financial reserve for the participants. The portion corresponding to the reserve

balance on participants' migration date from the Defined Benefit Plan to the Defined Contribution Plan will be fully assumed by the sponsor. 75% of the portion corresponding to the reserve recognized from then on will be funded by the sponsor and 25% by the participants.

b) Confidentiality bonus

Consists of the payment of a bonus to managers when their employment relationship is terminated.

22 – DEFERRED TAX LIABILITIES

Income and social contribution taxes recorded under this caption, Company and consolidated, amount to R$36,535 in long-term liabilities, calculated on the provision for sale of electricity within MAE, in the amount of R$107,456, corresponding to the period from September 2000 to September 2002. Considering that the amount of revenue is being challenged in court by agents that disagree with the interpretation adopted by MAE in the application of certain accounting rules, as provided for by an ANEEL Resolution, in the event of a favorable outcome for these agents, both the revenue and the corresponding asset will no longer exist, and therefore it is being treated as a provision and deemed as temporary difference for tax purposes.

23 – SHAREHOLDERS' EQUITY

a) Authorized capital

The Company is authorized to increase its capital up to the limit of R$5,000,000, regardless of any amendment to its bylaws. Under the New Market Listing Regulations, the Company cannot issue preferred shares or founder shares. The Company does not hold treasury shares.

b) Subscribed and paid-up capital

The Company is a publicly-traded company incorporated in accordance with the Brazilian laws and listed in the New Market of the São Paulo Stock Exchange (BOVESPA).

As of December 31, 2007, the Company's fully subscribed and paid-up capital is R$2,445,766, represented by 652,742,192 registered common shares without par value. The book value per share as of December 31, 2007 is R$ 4.32 (R$ 4.24 as of December 31, 2006).

The Company's capital structure is as follows:

	% of capital	
Shareholders	**2007**	**2006**
Suez Energy South America Participações Ltda.	68.71	68.71
Banco Clássico S.A.	10.00	10.00
BNDES Participações S.A. – BNDESPAR	2.80	2.80
Federal government	1.90	1.90
Other	16.59	16.59
	100.00	**100.00**

c) Breakdown of reserves

	2007	**2006**
Capital reserve		
Interest on assets and rights – own capital	**91,695**	**91,695**
Profit reserves		
Legal reserve	249,496	197,214
Profit retention reserve	29,896	29,896
	279,392	**227,110**

24 – DIVIDENDS

In 2007, the Company's Board of Directors approved the payment of interest on capital in the following amounts:

- R$88,000, corresponding to R$0.1348158600 per share, approved on May 10, 2007 and paid on October 25, 2007.
- R$88,000, corresponding to R$0.1348158600 per share, approved on December 5, 2007, which will be paid on a date subsequently set by the Executive Board and communicated through a Notice to Shareholders.

The above-mentioned amounts, net of withholding income tax, are being attributed to 2007 dividends.

Interest on capital was recorded under financial expenses and reversed from this caption and is not shown in the statement of income for the year, since it has no effect on operating income but only on the income and social contribution taxes.

On August 14, 2007, the Company's Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2007, amounting to R$360,066, corresponding to R$0.5516214256 per share, which were paid on October 25, 2007.

Mandatory minimum dividends correspond to 30% of the net income, adjusted pursuant to the Company's bylaws.

	2007	2006
a) Mandatory minimum dividends		
Net income	1,045,627	979,146
Recognition of legal reserve (5%)	(52,282)	(48,957)
Calculation basis	993,345	930,189
Mandatory minimum dividends (30%)	**298,004**	**279,057**
b) Proposed dividends/interest on capital		
Interest on capital, net of withholding income tax	151,301	182,649
Interim dividends	360,066	324,000
Proposed additional dividends	457,279	393,189
Subtotal	968,646	899,838
Withholding income tax on interest on capital	24,699	30,351
Total	**993,345**	**930,189**
Dividends/interest on capital before withholding income tax, per common share **(at R$1.00)**:	1.5218031188	1.4250471146

Proposed additional dividends, amounting to R$457,279, corresponding to R$0.7005499732 per share and will be paid after approval by the Annual Shareholders' Meeting that approves the financial statements.

The allocation of net income was disclosed in the financial statements under the assumption it will be approved by the Annual Shareholders' Meeting.

25 – OPERATING EXPENSES DETAILED BY TYPE

	Company					
	2007					2006
	Costs		Expenses			
	Production and sale	Services provided	Selling	General and administrative	Total	Total
Personnel	89,037	7,915	6,549	37,909	141,410	126,889
Management	-	-	-	10,878	10,878	8,474
Materials	19,640	240	44	1,347	21,271	22,220
Outside services	42,176	2,037	863	29,969	75,045	67,727
Fuel for electricity production	118,684	-	-	-	118,684	95,575
Compensation for use of water resources	71,127	-	-	-	71,127	26,830
Electric network usage charges	-	-	169,161	-	169,161	162,625
Depreciation and amortization	174,910	-	2	1,609	176,521	159,004
Insurance	6,020	494	-	284	6,798	6,097
Labor indemnities and third-party indemnities	-	-	-	5,315	5,315	7,351
Industry dues	-	-	1,988	208	2,196	2,330
Inspection fee	-	-	-	6,782	6,782	8,011
Contributions and donations	222	54	16	6,889	7,181	5,319
Other	4,556	90	415	12,526	17,587	26,273
	526,372	10,830	179,038	113,716	829,956	724,725

	Consolidated					
	2007					2006
	Costs		Expenses			
	Production and sale	Services provided	Selling	General and administrative	Total	Total
Personnel	89,370	7,915	6,549	38,485	142,319	127,686
Management	-	-	-	12,356	12,356	9,944
Materials	21,589	240	50	1,421	23,300	23,897
Outside services	50,384	2,037	1,134	33,984	87,539	78,240
Fuel for electricity production	126,960	-	-	-	126,960	102,070
Compensation for use of water resources	89,756	-	-	-	89,756	38,326
Electric network usage charges	-	-	205,762	-	205,762	202,545
Depreciation and amortization	219,117	-	2	10,000	229,119	208,364
Insurance	7,146	494	-	284	7,924	7,561
Labor indemnities and third-party indemnities	-	-	-	5,315	5,315	7,355
Industry dues	-	-	2,701	307	3,008	2,803
Inspection fee	-	-	-	8,117	8,117	9,419
Contributions and donations	295	54	16	7,420	7,785	9,714
Other	5,012	90	543	12,432	18,077	28,200
	609,629	10,830	216,757	130,121	967,337	856,124

26 – (RECOGNITION) REVERSAL OF OPERATING PROVISIONS, NET

	Company		Consolidated	
	2007	2006	2007	2006
Post-employment benefits	818	(7,881)	818	(7,881)
Civil contingencies	(4,644)	23,520	(6,746)	23,078
Tax contingencies	1,213	(1,600)	1,213	(1,600)
Labor contingencies	1,653	(1,442)	1,653	(1,442)
Other	702	(702)	833	(702)
	(258)	11,895	(2,229)	11,453

27 – INCOME FROM FAVORABLE COURT DECISIONS

In 2007, the Company recognized the gain of R$3,700 arising from a final and unappealable decision on the lawsuit claiming the decrease in the SAT (occupational accident insurance) withholding rate.

The Company and its subsidiary CEM won lawsuits in the amount of R$87,535 and R$1,152, respectively, due to a final and unappealable decision favorable to the exclusion from the PIS and COFINS tax basis. Also in 2006, Tractebel Energia won a lawsuit in the amount of R$5,815, referring to the court settlement reached on a declaratory action for the undue payment of the guarantee insurance in an international bidding process for the importation of power from Argentina.

28 – FINANCIAL INCOME (EXPENSES)

	Company		Consolidated	
	2007	2006	2007	2006
Financial income				
Income from temporary cash investments	44,591	42,771	60,358	55,487
Interest on receivables	10,943	24,910	11,175	24,774
Monetary variation on escrow deposits	14,421	12,489	16,621	14,364
Monetary variation on receivables and other	5,756	2,726	5,756	2,738
Other	6,314	9,865	6,692	10,303
	82,025	**92,761**	**100,602**	**107,666**
Financial expenses				
Debt charges	82,539	96,970	124,841	151,360
Charges on ANEEL concession	-	-	20,187	18,039
Charges on actuarial liabilities	44,206	49,480	44,206	49,480
Charges on operating provisions, net	3,775	1,973	3,854	1,974
Charges on taxes	2,856	332	4,906	364
Monetary variation on financing and debentures	18,058	6,590	22,103	8,949
Monetary variation on ANEEL concession	-	-	14,115	6,941
Monetary variation – other	3,665	4,671	3,966	4,703
Exchange variation on loans and financing	(54,532)	(25,138)	(54,532)	(25,138)
Losses on foreign exchange swap transactions	21,551	17,441	21,551	25,684
CPMF (tax on banking transactions)	14,483	11,786	19,947	15,565
Other	7,926	5,218	10,111	5,953
	144,527	**169,323**	**235,255**	**263,874**
	62,502	**76,562**	**134,653**	**156,208**

29 – FINANCIAL INSTRUMENTS

a) Risk management

a.1) Market risk

The Company uses financial instruments to hedge its assets and liabilities, minimizing exposure to market risks, especially in connection with interest rate, price indices and currency fluctuations. The Company did not enter in any derivative contracts to hedge these risks; however, they are monitored by the Financial Management Committee, which periodically assesses the Company's exposure and proposes operating strategies, control systems, position limits and credit limits with other partners in the market.

In November 2007, the Company settled its last swap operation in the over-the-counter market, where the exchange variation on loans and financing was swapped for the CDI variation.

Losses on these transactions are stated as financial expenses under the caption "Losses on foreign exchange swap transactions".

a.2) Credit risk

In long-term bilateral agreements entered into with distributors, the Company tries to minimize its credit risk with the use of a collateral mechanism involving receivables from its customers.

In transactions with industrial customers, also known as Free Consumers, in order to minimize the credit risk related to those business partners, the Company, through its credit area, carries out a credit analysis and

establishes, together with the Credit Committee, the credit limits and collaterals to be required from the other parties.

In financial market transactions, the Company also has credit limits with financial institutions, which are regularly reviewed by its Financial Management Committee, based on an in-house evaluation and ratings disclosed by risk rating agencies.

As mentioned in Note 4, the Company has investments in an Exclusive Investment Fund. The amount of investments by financial institution is within the limits defined by the Company in its credit policies for financial institutions.

b) Fair value

In transactions involving financial instruments, only in loans, financing and debentures significant differences between fair values and carrying amounts were found, mainly due to the fact that such financial instruments have quite extended repayment terms and significantly low costs as compared to the rates currently in force for similar agreements. To measure fair values, the Company's management used discounted future cash flows at rates deemed adequate for similar transactions or international market rates, when available.

	Company			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Loans/financing and charges in foreign currency	299,197	322,316	388,401	363,812
Loans/financing and charges in local currency	117,360	116,564	211,948	215,188
Debentures	592,440	483,202	215,004	195,865
	1,008,997	922,082	815,353	774,865

	Consolidated			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Loans/financing and charges in foreign currency	299,197	322,316	388,401	363,812
Loans/financing and charges in local currency	792,558	721,916	527,929	456,127
Debentures	721,479	601,958	361,178	332,301
	1,813,234	1,646,190	1,277,508	1,152,240

30 – RELATED-PARTY TRANSACTIONS

The Company has agreements with its subsidiaries, as specified below:

Itá Energética S. A. – ITASA

Electricity Purchase and Sale Agreement to regulate the purchase, by the Company, of average 167 MW of power owned by ITASA at the Itá hydroelectric plant, governed by the applicable legislation and market rules, in effect until October 16, 2030 and annually adjusted based on the IGP-M variation.

Electricity Purchase and Sale Agreement to regulate the purchase, by the Company, of average 61 MW of power owned by ITASA at the Itá hydroelectric plant, governed by the applicable legislation and market rules, in effect until October 16, 2030 and annually adjusted based on the variation of the US dollar and US inflation.

Service Agreement for Operation and Maintenance of the Itá hydroelectric plant, through the consortium Itá, in effect until October 16, 2030, the amounts of which are adjusted annually based on the IGP-M variation.

Companhia Energética Meridional – CEM

Electricity Purchase and Sale Agreement, effective until 2015, for purchase of electric power produced by the Cana Brava hydroelectric plant. The agreement establishes the purchase, by the Company, of an annual volume of 2,395,903 MWh. The agreement price is adjusted annually based on the IGP-M variation.

Agreement effective for an indefinite period, for the purpose of providing operating management services, since CEM does not have its own staff. The agreement price is adjusted annually based on the IGP-M variation.

Operation and Maintenance Agreement of Cana Brava hydroelectric plant, effective until the end of the plant concession, with amounts adjusted annually based on the IGP-M variation, under which the Company undertakes to operate and perform maintenance of the project.

Lages Bioenergética Ltda.

Electricity Purchase and Sale Agreement to regulate the purchase by the subsidiary of a monthly average of up to 26 MW of power owned by the Company, effective until March 31, 2017.

Agreement effective for an indefinite period, for the purpose of providing operating management services, since Lages does not have its own staff. The agreement price is adjusted annually based on the IGP-M variation.

Operation and Maintenance Agreement of the Lages Cogeneration power plant effective until March 31, 2012, under which the Company undertakes to operate and perform the maintenance of the facilities. The agreement price is adjusted annually based on the compensation defined in the Collective Labor Agreement of the Company's employees.

Tractebel Energia Comercializadora Ltda.

Agreement valid for an indefinite period for the provision of management, planning, and economic, accounting, tax, legal and financial control services. The agreement price is adjusted annually based on the IGP-M variation.

Companhia Energética São Salvador – CESS

Agreement valid for an indefinite period for the provision of management, planning, and economic, accounting, tax, legal and financial control services. The agreement price is adjusted annually based on the IGP-M variation.

Suez-Tractebel S.A. (indirect parent company)

On April 17, 2007, the Company entered into an agreement with Suez-Tractebel S.A., its indirect parent company, headquartered in Brussels, Belgium, for the provision by this company of consulting services on specific subjects. The agreement was unanimously approved by the minority shareholders of the Company during the Extraordinary Shareholders' Meeting held on April 17, 2007, where the controlling shareholder waived its voting rights. The agreement period is 36 months, and its renewal is contingent upon the approval of the minority shareholders every twelve-month period at a Shareholders' Meeting called for this purpose. The fees effective during the agreement period are limited to an annual, noncumulative amount of 1,500,000 EUROS, and the services performed and the related fees are to be reported to the Company's Supervisory Board, which includes a member elected by the minority shareholders.

The amounts recorded in balance sheet and income statement accounts are as follows:

	2007							2006
	SESA[a]	CEM	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Assets								
Intercompany receivables	12	338	1,715	800	53,124	62	**56,051**	**17,732**
Dividends receivable from subsidiaries	-	61,363	3,429	4,929	21,285	-	**91,006**	**103,021**
Liabilities								
Intercompany payables	-	33,372	9,945	8	6,387	-	**49,712**	**42,068**
Dividends and interest on capital	365,602	-	-	-	-	-	**365,602**	**327,989**

	2007								2006
	SUEZ[d]	DELTA	CEM	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Income and expenses									
Operating revenue									
Electricity sales	-	-	-	-	5,801	323,593	-	**329,394**	**142,121**
Services									
Management	-	-	681	-	107	26	389	**1,203**	**759**
Operation and maintenance	-	-	1,790	10,167	1,484	-	-	**13,441**	**12,995**
Electricity costs									
Electricity purchase	-	-	277,017	116,136	-	-	-	**393,153**	**382,798**
Other	-	-	-	-	31	-	-	**31**	**18**
Operating expenses									
General and administrative	2,540	-	-	-	-	-	-	**2,540**	-
Financial									
Financial income	-	-	-	-	-	-	-	-	**213**
Equity in subsidiaries	-	(31)	94,978	12,149	7,929	64,066	-	**179,091**	**113,538**

[a] Suez Energy South America Participações

[b] Tractebel Energia Comercializadora

[c] Companhia Energética São Salvador

[d] Suez-Tractebel S.A.

31 – GUARANTEES TO THIRD PARTIES

Itá Energética S.A. - ITASA

The Company and other shareholders of ITASA are intermediating parties to the agreements entered into by this investee, the BNDES and other financing agents, linked to the construction of the Itá hydroelectric plant. The intermediating parties have pledged as collateral the total amount of shares issued by ITASA and held by them, until the final settlement of all obligations undertaken under these agreements. As of December 31, 2007, the debt is R$209,041 (R$243,059 as of December 31, 2006).

Companhia Energética Meridional - CEM

Tractebel Energia intermediated the Subscription and Payment Agreement of Debentures Nonconvertible into Shares and the Credit Facility Agreement, entered into by CEM and the BNDES. As an intermediating party, the Company has undertaken the following obligations under the agreements:

ensure early payment solely in the following cases: a) termination of the concession for reason imputable to CEM, to the intermediating parties or their subsidiaries, affiliates or parent companies; and b) agreement entered into with the Concession Grantor by CEM, the intermediating parties or any of their subsidiaries, affiliates or parent companies, for the purpose of terminating the concession; assign to the BNDES any

amounts of the indemnity received due to the termination of the concession of the Cana Brava hydroelectric plant by the Concession Grantor.

In addition to the obligations above, Tractebel Energia has pledged to the BNDES, as collateral, all its shares, representing the capital of CEM, until the final settlement of all obligations undertaken under the agreements above. As of December 31, 2007, the debt is R$156,109 (R$180,511 as of December 31, 2006).

Lages Bioenergética Ltda.

The Company is the intermediating guarantor of the Fixed Credit Facility Agreement entered into by Lages Bioenergética with Banco Regional de Desenvolvimento do Extremo Sul – BRDE, and pledged as collateral, its shares of the subsidiary, until the final settlement of all obligations undertaken under the agreement. As of December 31, 2007, the debt is R$31,877 (R$38,585 as of December 31, 2006).

Companhia Energética São Salvador – CESS

The Company is an intermediating party to the agreements entered into by this investee and the BNDES and other financing agents, linked to the construction of the São Salvador hydroelectric plant. The intermediating party pledged as collateral the total amount of shares issued by CESS it holds, until the final settlement of all obligations undertaken under these agreements. As of December 31, 2007, the debt is R$407,210.

32 – INSURANCE

The Company has a comprehensive operating risk insurance policy with a declared amount for property damages of US$3,570,974,000, equivalent to R$6,325,266 as of December 31, 2007, and with a declared amount for loss of profits of US$42,458,000, equivalent to R$75,206 as of December 31, 2007. The maximum combined material damage and loss of profits claim limit is US$250,000,000, corresponding to R$442,825 as of December 31, 2007, per event.

The policy and amounts above refer to properties owned by the Company. The Cana Brava hydroelectric plant, whose concession belongs to the subsidiary Companhia Energética Meridional - CEM, is included in the insurance policy of Tractebel Energia with a declared amount for material damages of US$278,569,000 equivalent to R$493,429 as of December 31, 2007.

In addition to such coverage, the Company has civil liability insurance policies with coverage of US$50,000,000, equivalent to R$88,565 as of December 31, 2007. Such policies include the Itá hydroelectric plant, built and operated by means of a consortium with the jointly-owned subsidiary ITASA.

The subsidiary Lages Bioenergética Ltda. has Operating Risk insurance with coverage of US$25,000,000 equivalent to R$44,283 as of December 31, 2007, and civil liability insurance with coverage of US$50,000,000, equivalent to R$88,565 as of December 31, 2007.

Companhia Energética São Salvador – CESS, subsidiary of Tractebel Energia since May 1, 2007, has an engineering risk policy with twelve-month comprehensive maintenance coverage, and maximum claim limit of R$701,880. CESS also has two civil liability polices with R$22,200 coverage each.

In addition to these strategic insurance policies, the Company has insurance to cover national and international transportation risks, civil liability of the directors and management, extended to its subsidiaries, as well as group life insurance for its officers and employees.

33 – LONG-TERM AGREEMENTS

The Company has long-term commitments, the principal of which are as follows:

a) Connection agreement

The Company entered into a Connection Agreement with ELETROSUL Centrais Elétricas S.A., effective until the first of concession termination date of Tractebel Energia's generation units or the liquidation of the transmission company.

b) Transmission and distribution network usage agreement

The Company entered into agreements with the ONS (Electric System National Operator), electricity carriers and Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL, effective until the first of the termination of the concessions or permits granted to Tractebel Energia's generation units or the liquidation of carriers and distributors.

c) Electricity purchase and sale of bilateral agreements

According to guaranteed energy and purchase and sale agreements, the Company's energy balance sheet shows that current capacity is almost fully sold for 2008 and a significant portion is contracted for 2009 and 2010.

d) Purchase of electricity from Argentina

The Company entered into an agreement with CIEN – Companhia de Interconexão Energética, for a 20-year period starting on June 21, 2000, to purchase 300 MW of firm power with associated energy, to be made available at the substation of Itá, of ELETROSUL. In the month of March 2005, ANEEL conducted an inspection to check the physical power delivery guarantee conditions at the Uruguaiana thermoelectric plant and at the Garabi Interconnections (CIEN), where it verified the non-availability of actual electricity generation and transmission at the contracted volumes. As a result, the Ministry of Mining and Energy issued an Administrative Rule, defining new physical guarantee volumes for the respective generation and interconnection facilities.

On April 1, 2005, an ANEEL Regulatory Instruction was published establishing the criteria to be used by the ONS (Electric System National Operator) and the CCEE (Electric Power Trade Chamber) to determine the power generation and physical guarantee availability limits at the Uruguaiana thermoelectric plant and for the Garabi interconnections. Based on these regulations, the physical guarantee volume originally attributed to CIEN to meet the 300 MW agreement was reduced to approximately 72 MW. Due to the way the agreement is registered with the CCEE, that reduction would subject the Company to the penalties provided for by industry legislation, for lack of physical guarantee, and exposure to the spot market of the CCEE, which led the Company to enter into an agreement for the purchase of the corresponding electricity from another agent. As a result, the Company understands that a contract breach by CIEN was characterized and that the fines and indemnities provided for by the agreement should be paid to the Company. Thus, based on the contract mechanisms that determine that the amounts included in the invoices issued by CIEN should be net of all amounts owed to the Company as fine and indemnities (which CIEN has not paid in relation to any issued invoices in relation to that agreement, since the reduction of the physical assurance), the Company has not been paying said invoices since March 2005 since they consider them incorrect.

ANEEL, through Regulatory Resolution No. 224, of June 20, 2006, reduced to zero the amounts of physical guarantee of electricity generated from CIEN imports, due to CIEN's impossibility to supply electricity. This reduction will be maintained until CIEN proves the existence of available electricity.

e) Purchase of natural gas

The Company entered into a gas purchase agreement with Companhia de Gás do Mato Grosso do Sul - MSGÁS, effective for five years, starting 2001, the startup of the William Arjona thermoelectric plant, located in Campo Grande, State of Mato Grosso do Sul, renewable for an additional five years.

With the expiration of the contract period, on May 22, 2006, the Company showed its interest to renew the agreement, however, MSGás communicated that the renewal would depend on the adjustment of the product price, as determined by Petrobrás, the seller of the gas to MSGás.

In view of Petrobras' threat to cut gas supply to the plant, the Company filed for an injunction against MSGás and Petrobras, with request for temporary restraining order, which was granted to assure the gas supply according to the terms of the agreement.

The Company also filed a lawsuit to ensure the renewal of the agreement, which is awaiting judgment by Mato Grosso do Sul courts.

In a recent appeal filed with the Superior Court of Justice, Petrobras was granted the stay of the lawsuit, authorizing it, in November 2007, to suspend gas supply to the plant.

As a result, the Company has bought power in the CCEE to supply the Arjona guaranteed volume. As an alternative, the Company is assessing the feasibility of operating with diesel oil as fuel, since the plant has this flexibility.

34 - AMENDMENT TO BRAZILIAN CORPORATE LAW – LAW 6404/1976

On December 28, 2007, Law No. 11638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements. Law No. 11638/07 was designed primarily to update accounting practices as contemplated in Brazilian corporate law, so as to enable the convergence of Brazilian accounting practices with accounting standards generally accepted in the international capital markets, and contemplates broad changes to accounting practices generally accepted in Brazil, as they related to statutory accounting practices and procedures. The Law also allows the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, applicable to public companies in Brazil, in conformity with such international accounting standards. Certain of these changes shall be applied as of the beginning of the Company's fiscal year while others are subject to regulation by regulatory agencies.

The main changes are summarized as follows:

- Replacement of the statement of changes in financial position by the statement of cash flows.
- A new requirement for the presentation of a statement of value added.
- Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.
- Creation of new account groups: intangible assets, in Permanent assets and valuation adjustments to shareholders' equity, in order to record certain fair value adjustments, mainly for financial instruments; foreign exchange rate variations on foreign investments accounted for under the equity method of accounting; and certain fair value adjustments related to assets and liabilities as a result of a merger between unrelated parties that results in the transfer of control.
- Standardization of new criteria for the classification and measurement of investment in financial instruments, including derivatives;
- Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities.
- Changes in the parameters for accounting for affiliates under the equity method;
- Introduction of the large company concept;

The Company already presents the statements of cash flows and value added as supplemental information and the segregation of intangible assets in permanent assets.

As these changes have only been introduced recently, and some of them are still subject to regulation by regulatory agencies, Management has not yet been able to assess all the effects that such changes might have on its financial statements and results of operations for the following years.

35 – SUBSEQUENT EVENT

Tractebel Energia S.A. and its wholly-owned subsidiary Companhia Energética Meridional – CEM, communicated through a Significant Event Notice issued on January 24, 2008, that their Boards of Directors will submit to their shareholders, during an Extraordinary Shareholders' Meeting to be called, the merger into Tractebel Energia of its wholly-owned subsidiary CEM, through the assignment of CEM's shareholders' equity at book value.

The merger is intended to streamline the group's corporate structure, through a corporate and equity restructuring mainly involving the merger of CEM into Tractebel Energia, which not only would reduce the current organizational structure, reducing costs, increasing shareholders' value, streamlining and optimizing investments, but would facilitate the unification, standardization and enhancement of general business management of the companies, and allow the elimination of negotiation costs from maintaining two companies.

The Share and Company Merger Agreement was entered into by the parties and the merger proposal has been previously approved by the Boards of Directors of the companies and the holders of CEM's 1st issue debentures.

Additionally, ANEEL approved, through an Authorization Resolution, the transfer of the generation concession of the Cana Brava Hydroelectric Plant to Tractebel Energia, due to said merger.

36 – RECONCILIATION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

a) Introduction

The Company prepared its financial statements according to the accounting practices adopted in Brazil (BRGAAP), the basis for which are described in Note 3. The reconciliation note comparing net income and shareholder's equity under BRGAAP with IFRS, as required by the São Paulo Stock Exchange (BOVESPA), does not constitute a complete presentation of the financial statements comprising, comparatively, the Balance Sheet, the Income Statements, the Statement of Changes in Equity, the Cash Flow Statements, and the explanatory notes as required by the International Financial Reporting Standards (IFRS).

Additionally, the Company adopted IFRS 1 - "First Time Adoption of International Financial Reporting Standards" in order to determine the adjustments to the opening balances (as presented below); the basis and options applied may change when the Company prepares its complete financial statements according to IFRS.

b) Reconciliation Procedures

December 31, 2007 is the first financial year end for which the IFRS reconciliation and accompanying notes is being presented and is accompanied by the respective comparative information in respect of the previous year ended as of December 31, 2006.

The Company adopted January 1, 2004 as the transition date for IFRS. As required by IFRS 1, the opening balance reflects all of the pronouncements and interpretations of IFRS effective on December 31, 2007, except for the exemptions and exceptions allowed in the application of IFRS 1 for determining the measurement of the impacts on the opening balance.

The reconciliation of the differences in consolidated shareholders' equity and net income for the year, between the Brazilian accounting practices (BRGAAP) and the International Financial Reporting Standards (IFRS) is being presented in order to meet the Novo Mercado (New Market) listing requirements of the São Paulo Stock Exchange (BOVESPA). This reconciliation is being presented based on the complete financial statements prepared in accordance with Brazilian accounting practices and, therefore, should be read together with such financial statements.

	Shareholders' equity		Net income	
	2007	2006	2007	2006
Brazilian accounting practices	2,816,853	2,764,571	1,045,627	979,146
Monetary adjustment	223,755	244,488	(20,733)	(10,243)
Post-employment benefits	(125,480)	(130,894)	1,160	8,045
Capitalized financial charges	(34,057)	(49,950)	15,893	1,396
Borrowing costs	(12,965)	(13,361)	396	345
Pre-operating expenses	(2,637)	(949)	(1,688)	714
Capitalization on investment acquisition	12,519	11,068	1,451	1,754
Deferred income and social contribution taxes	(4,741)	1,377	(4,671)	(4,113)
Proposed dividends	457,279	393,189	-	-
	3,330,526	3,219,539	1,037,435	977,044

Monetary adjustment

In accordance with BRGAAP, the Company did not recognize the Brazilian inflationary effects subsequent to December 31, 1995. On January 1, 1996, the net amount accounted for in respect of all non-monetary assets and liabilities became their historic cost. In accordance with IFRS (IAS 29 - Financial Reporting in Hyperinflationary Economies), Brazil was considered as being a hyperinflationary economy until 1997, and accordingly, for IFRS purposes, the Company continued to recognize inflation effects based on the IGPM index (general market price index).

The adjustment presented in the line item "Monetary adjustment" represents the inflationary effects on property, plant and equipment recognized in 1996 and 1997 for IFRS purposes, net of the effect of depreciation and write-offs on such monetary adjustment.

Post-employment benefits

As disclosed in Note 21, the Company accounts for post-employment benefits since December 31, 2001 in accordance with CVM Resolution No. 371/2001. Specifically, for the actuarial liability related to the defined benefit plan, the Company opted for the corridor methodology to recognize actuarial gains and losses.

For IFRS purposes, the Company adopted the exemption prescribed by IFRS 1 (First Time Adoption of International Financial Reporting Standards), under which all actuarial gains and losses related to the defined benefit plan, sponsored by the Company, were recognized on the IFRS transition date. Furthermore, the Company is adopting the option prescribed by IAS19 paragraph 93 to recognize actuarial gains and losses directly into shareholder's equity; such option resulting in reason for the difference between the profit/loss in net income and the movement in shareholder's equity.

Consequently, the adjustment shown in the line item "Post-employment benefits" represents the actuarial expenses not recognized for BRGAAP purposes, and recognized for IFRS purposes.

Capitalized financial charges

Based on BRGAAP, foreign exchange differences arising from foreign currency-denominated loans and financing were fully capitalized in the cost of property, plant and equipment under construction. For IFRS purposes, these exchange differences were capitalized up to the amount equivalent to the cost of a loan, if raised in Brazil (as required by IAS 23 – Borrowing costs).

Also under BRGAAP, financial expenses on loans and financing used to finance construction in progress were capitalized in property, plant and equipment. For IFRS purposes (IAS 23), interest was capitalized on all

property, plant and equipment in progress, limited to the total amount of financial charges on loans and financing.

Borrowing costs

Under BRGAAP, the borrowing costs of certain financing assumed for the construction of a hydroelectric project were capitalized in the underlying asset.

Under IFRS, these costs are considered financing costs and are amortized over the period of the financing.

Pre-operating expenses

Under BRGAAP, the Company and its subsidiaries allocate to deferred charges pre-operating expenses that are not eligible for capitalization in property, plant and equipment.

Under the IFRS, pre-operating expenses not capitalized in property, plant and equipment are recognized directly in results when incurred.

Capitalization on investment acquisition

The amount of deferred charges accounted for in an acquired investment was maintained under this caption for BRGAAP. Under IFRS, the Company opted to capitalize the amount; the deferred charges' amortization rate is higher than that of the depreciation rate of property, plant and equipment.

Proposed dividends

Under the BRGAAP, the Company recognizes dividends as liabilities when they are proposed by Management, including proposed dividends that exceed mandatory minimum dividends. Under the Company's bylaws, mandatory minimum dividends correspond to 30% of the net adjusted income (see Note 24). Dividends exceeding mandatory minimum dividends are only formally declared when approved by the Annual Shareholders' Meeting, which occurs after balance sheet date.

Under the IFRS (IAS 10 – Events after the Balance Sheet Date), dividends not yet approved are not recognized as liabilities as of the balance sheet date.

Deferred income and social contribution taxes

Represented by the effect of income and social contribution taxes on the accounting adjustments required to reconcile BRGAAP net income and shareholders' equity to the IFRS adjustments. This amount includes R$15,448 allocated to shareholders' equity as of December 31, 2007 (R$21,294 as of December 31, 2006) and R$5,846 to net income for the year ended December 31, 2007 (R$3,408 to net income for the year ended December 31, 2006), respectively, related to the recognition of deferred tax credits for IFRS purposes on temporary differences in permanent assets which are realizable over a period in excess of 10 years and which were not recognized for BRGAAP purposes.

(The list of signatures of the Financial Statements for the year ended December 31, 2007 is on the next page)

(List of signatures of the Financial Statements for the year ended December 31, 2007 of Tractebel Energia S.A.)

BOARD OF DIRECTORS

Maurício Stolle Bähr
Chairman

Jan Franciscus María Flachet
Vice- Chairman

Manoel Arlindo Zaroni Torres
Board Member

Victor-Frank de Paula Rosa Paranhos
Board Member

Dirk Beeuwsaert
Board Member

Pierre Michel Philippe Chareyre
Board Member

Luiz Antônio Barbosa
Board Member

José Pais Rangel
Board Member

Antonio Alberto Gouvêa Vieira
Board Member

EXECUTIVE BOARD

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Marc Verstraete
Finance and Investor Relations Officer

Miroel Makiolke Wolowski
Business Development and Sales Officer and Project Implementation Officer

José Carlos Cauduro Minuzzo
Energy Production Officer

Marco Antonio Amaral Sureck
Planning and Control Officer

Luciano Flávio Andriani
Administrative Officer

ACCOUNTING DEPARTMENT

Marcelo Cardoso Malta
Manager of the Accounting Department
Accountant – CRC RJ 072 259/O-5 S-SC

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Tractebel Energia S.A.
Florianópolis – SC

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Tractebel Energia S.A. and subsidiaries as of December 31, 2007, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Tractebel Energia S.A. and subsidiaries as of December 31, 2007, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1, taken as a whole. The accompanying individual and consolidated statements of cash flows and value added for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements for the year ended December 31, 2007, taken as a whole.

5. The basic financial statements and the individual and consolidated statements of cash flows and value added for the year ended December 31, 2006, presented for comparative purposes, were audited by other independent auditors, whose report thereon, dated February 5, 2007, was unqualified.

6. Accounting practices adopted in Brazil vary in certain significant respects from International Financial Reporting Standards ("IFRS"). The Company has disclosed a reconciliation of net income and shareholders' equity from accounting practices adopted in Brazil to IFRS as applied by the Company based on the standards and interpretations effective as of the date of these financial statements. The accounting practices and policies adopted by the Company for the purposes of this reconciliation are described in note 36. Without qualifying our opinion, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations, and cash flows in accordance with IFRSs. We also draw attention to the fact that note 36 explains why there is a possibility that the opening balance sheet may require adjustment when the Company presents a complete set of financial statements under IFRS.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, February 1, 2008 (except for note 36, for which the date is April 29, 2008)

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC 2SP 011.609/O-8 "F' SC

Roberto Paulo Kenedi
Engagement Partner
CRC 1RJ 081.401/O-5 (S) SC



REPORT OF THE SUPERVISORY BOARD

The members of the Supervisory Board of Tractebel Energia S.A., Newton de Lima Azevedo Junior, Paulo de Resende Salgado and Manoel Eduardo Lima Lopes, undersigned, after examining the Management Annual Report, including the Financial Statements and the Management Report for the year 2007, and based on the independent auditors' opinion issued by Deloitte Touche Tohmatsu on February 1, 2008, state that the Management Annual Report is an adequate representation, in all material aspects, of the equity and financial position of Tractebel Energia S.A. as at December 31, 2007, and is suitable to be submitted to the General Meeting of Shareholders of the Company.

Rio de Janeiro, March 7, 2008.

Newton de Lima Azevedo Junior
Supervisory Board Chairman

Paulo de Resende Salgado
Supervisory Board Member

Manoel Eduardo Lima Lopes
Supervisory Board Member



TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify Shareholders and the market in general that the Ordinary General Meeting-OGM of Tractebel Energia S.A., held on April 08, 2008, approved the allocation of the net income for the fiscal year and the distribution of complementary dividends proposed by the Company's Management, as per account statements for the fiscal year ending December 31, 2007.

As a result, dividends additional to the interim dividends and interest on shareholders' equity credited in the fiscal year 2007 will be paid, amounting to R$ 457,278,525.08, corresponding to R$ 0.7005499732 per common share.

The said dividends will be paid out on May 20, 2008 on the basis of the position on the record date of April 18, 2008. The shares will trade ex-dividends as from April 22, 2008.

Additionally, we notify that the interest on shareholders' equity for the gross amount of R$ 88,000,000.00, corresponding to R$ 0.1348158600 per common share, credited as of December 31, 2007, pursuant to the Notice to Shareholders published on December 5, 2007, will also be paid on May 20, 2008, net of income tax at source.

Florianópolis, April 08, 2008.

Marc Verstraete
Finance and Investor Relations Director


RECEIVED
2008 JUN -2 P 1:32

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

CNPJ 02.474.103/0001-19

MINUTES OF THE TWENTY-SECOND EXTRAORDINARY GENERAL MEETING AND THE ELEVENTH ANNUAL SHAREHOLDERS' MEETING OF TRACTEBEL ENERGIA S.A.

On April 8, 2008 at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, a meeting of the shareholders of Tractebel Energia S.A. was held, the shareholders present representing more than 2/3 (two-thirds) of the capital stock with voting rights, in accordance with the registrations and signatures in the "Shareholders' Presence Register", for the purpose of deliberating and approving the items on the Day's Agenda. Opening the meeting's proceedings, Maurício Stolle Bähr, Chairman of the Board of Directors, on whom, pursuant to Article 12 of the Company Bylaws, it is incumbent to act as the meeting's President, proposed as Secretary, José Moacir Schmidt, this proposal being accepted. Opening the agenda, the Chairman welcomed the shareholders present, Marc Verstraete, Finance and Investor Relations Director of the Company, José Carlos Cauduro Minuzzo, Interim Chief Executive Officer, James Roderick Talbot Oram, representative of DELOITTE TOUCHE TOHMATSU Auditores Independentes, and Manoel Eduardo Lima Lopes, member of the Statutory Audit Committee. The President then notified those present that these minutes would be drafted in summarized form, pursuant to Article 130, Paragraph 1, of Law 6,404/76, and that these Meetings had been regularly convened by a notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina (the state of Santa Catarina Official Gazette) and Diário Catarinense, editions of March 24, 25 and 26, 2008, requesting that I, José Moacir Schmidt, read as transcribed below: ***EXTRAORDINARY AND ANNUAL SHAREHOLDERS' GENERAL MEETINGS – CONVENING NOTICE*** - *Pursuant to legal and statutory provisions, the Shareholders of* ***TRACTEBEL ENERGIA S.A.*** *are invited to attend the Extraordinary and Annual Shareholders' General Meetings to be held cumulatively on April 8, 2008, beginning at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro in the city of Florianópolis, capital of the state of Santa Catarina, with the following items on the* ***Agenda of the Day: 1. EXTRAORDINARY GENERAL MEETING*** *1.1 Revalidation of the services contract signed between the Company and Suez-Tractebel S.A. approved by the Extraordinary General Meeting held on April 17, 2007 (This item on the Agenda shall be voted exclusively by the minority shareholders)* ***2. ANNUAL SHAREHOLDERS' MEETING*** *2.1 Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31, 2007; 2.2 Deliberate on the allocation of the Net Income and the distribution of dividends; 2.3 Deliberate on the participation of the employees in the profits and results for the fiscal year 2007; 2.4 Deliberate on the global compensation of Management for the fiscal year 2008; 2.5 Elect the members of the Board of Directors and their alternates; and 2.6 Elect the members of the Statutory Audit Committee and their alternates. The minutes of the 87th Meeting of the Board of Directors that deliberated on the aforementioned items 2.1 to 2.4 are available to shareholders at the corporate registered offices and at the Company's internet address (www.tractebelenergia.com.br). Pursuant to the applicable legislation and Article 13 of the Bylaws, the shareholders shall substantiate their status as such at least 72 (seventy-two) hours before the Meetings are scheduled to be*

held, by delivering during business hours, documents corroborating their ownership of the shares of Tractebel Energia S.A., to the Company's registered offices. Florianópolis, March 24, 2008. Maurício Stolle Bähr, Chairman of the Board of Directors".

Proceeding with the Agenda of the Day, the President submitted to the meeting for discussion **the first item of the Agenda of the Day of the Twenty-Second Extraordinary General Meeting:** <u>**1.1** – Revalidation of the services contract signed between the Company and Suez-Tractebel S.A. approved by the Extraordinary General Meeting held on April 17, 2007</u> – The matter being put to the vote, the revalidation of the contract for a further period of 12 (twelve) months **was approved by a majority,** pursuant to the negative votes and abstentions, a record of which is filed with the Company. Pursuant to the current legislation, the controlling shareholder, SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA. has relinquished its voting rights with respect to the matter at issue. There being no further manifestation on the part of those present, the **President declared concluded the Twenty-Second Extraordinary General Meeting. In accordance with the sequence of work, the President informed that he would move on to the items on the Agenda of the Day of the Annual Shareholders' Meeting**, initially informing that the Notice to the Shareholders pursuant to Article 133 of Law 6,404/76 had been published in the newspapers Diário Catarinense, editions of March 8, 10 and 11, 2008 and Valor Econômico and Diário Oficial de Santa Catarina, editions of March 10, 11 and 12, 2008, and that the Management Report and Financial Statements, together with the opinion of the Independent Auditors, had been published in the newspapers, Diário Catarinense, Diário Oficial do Estado de Santa Catarina and Valor Econômico, editions of March 10, 2008, as a result of which, the formalities for holding this Meeting had been duly complied with. Continuing with proceedings, the President submitted the **first item of the Agenda of the Day of the Eleventh Annual Shareholders' Meeting** for discussion: <u>**2.1** Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31, 2007</u> – As the Management Report and the Financial Statements, the opinion of the Independent Auditors and the opinion of the Statutory Audit Committee were already known to the members of the meeting, the waiving of the reading of such documents was proposed and approved. Following discussion pertinent to the matter, the Financial Statements for the Fiscal Year ending December 31, 2007, as well as the Management Accounts of the same Fiscal Year, were put to the vote, being **approved by a majority,** pursuant to the negative votes and abstentions, a record of which is filed with the Company; the President then informed that he would move on to the **following item on the Agenda of the Day:** <u>**2.2** Deliberate on the allocation of the Net Income and the distribution of dividends;</u> – The allocation of the Net Income and the distribution of dividends according to the Financial Statements - approved in the preceding item – was proposed in the following amounts: **a)** Legal Reserve – R$ 52,281,321.24; **b)** Distribution of Dividends and Interest on Shareholders' Equity in the total value of R$ 993,345,103.55, made up as follows: **(i)** Interest on Shareholders' Equity credited during the fiscal year 2007 (77th MBD of August 10, 2007 and 85th MBD of December 5, 2007) - R$ 176,000,000.00; **(ii)** Interim Dividends declared during the fiscal year 2007 (82nd MBD of August 14, 2007) - R$ 360,066,578.47; **(iii)** Complementary Dividends - R$ 457,278,525.08 corresponding to R$ 0.7005499732 per share. Having been put to the vote, the matter was **approved unanimously**; the President then informed that he would move on to the **following item on the Agenda of the Day: 2.3** <u>Deliberate on the participation of the employees in the profits and results for the fiscal year</u>

2007 – The amount of up to R$ 13,470,000.00 (thirteen million, four hundred and seventy thousand Reais) was proposed for payment, on dates to be established by the Board of Executive Officers, in accordance with criteria adopted in the Company's Compensation System and the Collective Bargaining Agreements, the Participation of the employees in the Profits or Results - PLR – for the fiscal year 2007. Having been put to the vote, the matter was **approved by a majority,** pursuant to the negative votes and abstentions, a record of which is filed with the Company. Subsequently, the President informed that he would move on to the **following item on the Agenda of the Day: 2.4** Deliberate on the global compensation of Management for the fiscal year 2008 – The amount of R$ 16,200,000.00 (sixteen million, two hundred thousand Reais) was proposed as the annual global compensation for the members of the Management elected by the General Meeting and by the Board of Directors, the distribution of which would be made according to the criteria and values established by the Board of Directors, it being also incumbent on the Company to absorb expenses, as the case may be, related to INSS, FGTS, Healthcare Insurance, Private Pension Plan, healthcare and living costs. Having been put to the vote, the matter was **approved by a majority,** pursuant to the negative votes and abstentions, a record of which is filed at the Company. The President then informed that he would move on to the **next item on the Agenda of the Day: 2.5.** Elect the members of the Board of Directors and their alternates - After discussion on the matter, the members of the Board of Directors were elected for a term of office of 2 (two) years, as follows: i) as representatives of the employees, Messrs. **LUIZ ANTÔNIO BARBOSA,** Brazilian, married, retired, bearer of ID card 427150-5-SSP/SC, enrolled in the taxpayers' register (CPF/MF) under number 343.757.249-00, resident and domiciled in the city of Tubarão, state of Santa Catarina at Rua Prudente de Morais, 370, effective board member, and **ROBERTO HENRIQUE TEJADA VENCATO**, Brazilian, single, electrician, bearer of ID card RG 5021378749 – SJS/RS, enrolled in the taxpayers' register (CPF) under number 412.103.280-20, resident and domiciled in the city of Charqueadas, state do Rio Grande do Sul at Avenida Olavo Porto, 1722, alternative board member, the 2nd representative nominated by the Company's employees and chosen by them through an electoral process held on April 3, 2008; **ii)** as representative of the controlling shareholder, Suez Energy South America Participações Ltda, Messrs. **MAURÍCIO STOLLE BÄHR**, Brazilian, married, engineer, bearer of ID card 3794361-IFP/RJ, enrolled in the taxpayers' register (CPF/MF) under number 748.528.847-49, resident and domiciled in the city and state do Rio de Janeiro, with his address of record at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, Rio de Janeiro/RJ, CEP 20031-000, effective board member, and **PATRICK CHARLES CLEMENT OBYN,** Belgian, single, lawyer, enrolled in the Brazilian foreign nationals register under number V305.322-H, and enrolled in the taxpayers' register (CPF/MF) under number 009.113.629-67, resident and domiciled in the city of Florianópolis/SC, with his address of record at Rua Esteves Júnior, 50, 9° andar, Centro, Florianópolis/SC, alternate member of the board; **JAN FRANCISCUS MARÍA FLACHET**, Belgian, married, electro-mechanical engineer, bearer of foreign nationals ID card (RNE) V-385690-E (pursuant to process Delemaf/SC 08495.000453/2004-65), enrolled in the taxpayers' register (CPF/MF) under number 059.308.257-50, resident in the city of Florianópolis/SC, with address of record at Rua Esteves Júnior, 50, 9° andar, Centro, Florianópolis/SC, CEP 88015-130, authorized pursuant to order of the General Coordinator for Immigration of the Ministry of Labor and Employment published in the Federal Official Gazette 16 of January 24 2005, Section 1, page 106, effective board member, and **LUIZ EDUARDO SIMÕES VIANA**, Brazilian, married,

economist, bearer of ID card 05461436-7 IPF, issued on July 19, 2004, enrolled in the taxpayers' register (CPF) under number 465.817.407-30, resident and domiciled in the city and state do Rio de Janeiro/RJ, with address of record at Av. Almirante Barroso, 52, 14° andar, sala 1401, Centro, CEP 20031-000, alternate member of the board; **MANOEL ARLINDO ZARONI TORRES**, Brazilian, married, engineer, bearer of ID card M428567-SSP/MG, enrolled in the taxpayers' register (CPF/MF) under number 115.116.056-34, resident and domiciled in the city of Florianópolis/SC, with address of record at Rua Antônio Dib Mussi, 366, Centro, Florianópolis/SC, CEP 88015-110, effective board member, and **ALEXANDRE JEAN KEISSER**, French, married, engineer, bearer of passport number 04RE76731, issued by the government of France, resident and domiciled in the city of Santiago, capital of Chile, with address of record at Av. Apoquindo, 3721, Lãs Condes, Santiago, Chile, alternate member of the board; **VICTOR-FRANK DE PAULA ROSA PARANHOS**, Brazilian, married, engineer and actuary, bearer of professional association ID number IBA 643-RJ, enrolled in the taxpayers' register (CPF/MF) under number 098.414.907-49, resident and domiciled in the city and state do Rio de Janeiro, with address of record at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, Rio de Janeiro/RJ, CEP 20031-000, effective board member, and **MANOEL FRANÇOIS COLCOMBET**, French, married, industrial engineer, bearer of passport number 04AE68520, issued by the government of France on March 18, 2004, resident and domiciled in the city of Buenos Aires, capital of Argentina, with address of record at Av. Talcahuano 833 – 3° C, C1013AAQ, in the city of Buenos Aires, Argentina, alternate member of the board; **DIRK BEEUWSAERT**, Belgian, married, engineer, bearer of passport number EC128771, issued by the government of Belgium, resident and domiciled in Merelbeke, Belgium with offices at Place du Trône, 1 - B 1000, Brussels, Belgium, effective board member, and **GIL DE METHODIO MARANHÃO NETO,** Brazilian, married, civil engineer, bearer of ID card 05312313-9 IPF, issued on September 15, 1995, enrolled in the taxpayers' register (CPF) under number 734.574.937-15, resident and domiciled in the city of and state of Rio de Janeiro, with address of record at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, Rio de Janeiro/RJ, CEP 20031-000, alternate member of the board; and **PIERRE MICHEL PHILIPPE CHAREYRE,** French, married, lawyer and business administrator, bearer of passport number 02YI13703, issued by the government of France on September 25, 2002, resident and domiciled at 16 Rue de Livourne, B-1050, Brussels, Belgium, with address of record at Place du Trône 1 - B 1000, Brussels, Belgium, effective board member, and **JOSÉ CARLOS CAUDURO MINUZZO,** Brazilian, married, engineer, bearer of ID card 1001904232 SSP/RS, enrolled in the taxpayers' register (CPF) under 199.412.420-20, resident and domiciled in this city of Florianópolis/SC, with address of record at Rua Antonio Dib Mussi, 366, Centro, Florianópolis/SC, CEP 88015-110, alternate member of the board; **iii)** as independent members of the board, by nomination of the minority shareholders, Banco Clássico and the Investment Funds represented by Dynamo Administração de Recursos Ltda., Messrs. **JOSÉ PAIS RANGEL,** Brazilian, married, lawyers, bearer of ID card 340.205-0 IPF, enrolled in the taxpayers' register (CPF) under number 239.775.667-68, resident and domiciled in the city of Niterói/RJ, with address of record at Av. Presidente Vargas, 463, 13° andar, in the city and state of Rio de Janeiro, effective board member, and **JOSÉ JOÃO ABDALLA FILHO,** Brazilian, single, banker, bearer of ID card RG 1.439.471 SSP/SP, enrolled in the taxpayers' register (CPF) under number 245.730.788-00, domiciled at Avenida Presidente Vargas, 463, 13° andar, Centro, city and state do Rio de Janeiro, alternate member

<u>of the board</u>; and **LUIZ LEONARDO CANTIDIANO,** Brazilian, married, lawyer, bearer of ID card 20.282-OAB/RJ, enrolled in the taxpayers' register (CPF) under 312.769.037-15, resident and domiciled in the city and state of Rio de Janeiro, with address of record at Av. Almirante Barroso, 52, 5° andar, Centro, in the city and state do Rio de Janeiro, <u>effective board member</u>, and **ANTONIO ALBERTO GOUVÊA VIEIRA,** Brazilian, married, lawyer, bearer of ID card 34088-OAB/RJ, enrolled in the taxpayers' register (CPF) under number 338.907.227-68, resident and domiciled in the city and state of Rio de Janeiro, with address of record at Av. Rio Branco, 85, 17° andar, Centro, in the city and state of Rio de Janeiro, <u>alternate member of the board</u>. The elected members of the Board of Directors shall take office within the period pursuant to Paragraph 1 of Article 149 of Law 6.404/76, following the signature of the respective Instrument of Investiture. Pursuant to Paragraph 4 of Article 16 of the Company's Bylaws and Item 4.3.3 of BOVESPA's *Novo Mercado* Listing Regulations, the elected independent board members and their respective alternates declare that: i) they have no relationship with the Company other than a participation in its capital stock; ii) they are not the Controlling Shareholder, or the spouse thereof or family relation twice removed or closer thereof, neither being nor having been over the past 3 (three) years, related to the corporation or entity, in turn related to the Controlling Shareholder; iii) they have not been an employee or director of the Company, the Controlling Shareholder or a corporation controlled by the Company over the past 3 (three) years; iv) they are not a supplier or purchaser, directly or indirectly, of services and/or products of the Company, to the extent that this would imply a loss of independence; v) they are not an employee or member of the management of a corporation or entity that is offering or demanding services and/or products to/from the Company; vi) they are not the spouse or relation twice removed or closer of any member of management of the Company; vii) they receive no other compensation from the Company other than that as a member of the Board of Directors together with income in cash arising from a participation in the Company's capital stock. The Controlling Shareholder, Suez Energy South America Participações Ltda, through its legal representative, the President of the meeting, has declared to the shareholders present that it has been notified by the elected members of the Board of Directors that they are able, without any qualification, to sign the declaratory instrument pursuant to Paragraph 4, Article 147 of Law 6,404/76 and Article 2 of CVM Instruction 367/2002, and that they have undertaken to present the said declaratory instruments on the occasion of signing the Instrument of Investiture, to take place within 30 (thirty) days from this date under the terms of Article 149, Paragraph 1 of Law 6,404/76, a résumé being presented of all the members of the Board of Directors elected, these documents to be filed with the registered offices of the Company. The director Maurício Stolle Bähr was elected to occupy the position of Chairman of the Board of Directors and to the position of Vice-Chairman, the director Jan Franciscus María Flachet. The President noted the consistently proactive participation of the director **ANTONIO ALBERTO GOUVÊA VIEIRA** while an effective member of the Board of Directors and thanked his participation in defense of the Company's key interests; <u>**2.6** Elect the members of the Statutory Audit Committee and their alternates</u> - Following discussion on the matter, the Statutory Audit Committee was installed, with its term of office to run up to the Ordinary General Meeting for 2009, having been elected: Messrs. **MANOEL EDUARDO LIMA LOPES**, Brazilian, married, accountant, ID number 1767127–IFP/RJ, enrolled in the taxpayers' register (CPF/MF) under number 046.227.237-00, with address at Av. Oswaldo Cruz, 81/201, Flamengo, Rio de Janeiro/RJ, CEP 22250-060, <u>effective member of the Statutory Audit</u>

Committee, and **AILTON PINTO SIQUEIRA**, Brazilian, married, banker, ratified by the Central Bank of Brazil - BACEN pursuant to correspondence referenced DERJA/REORF-98/222-2 of April 17 1998, copy of which is filed with the Company, bearer of ID number 01160700-9–IFP/RJ, enrolled in the taxpayers' register (CPF/MF) under number 006.936.346-34 with address at Rua Senador Vergueiro, 157/604, Flamengo, Rio de Janeiro/RJ, CEP 22230-00, alternate member of the Statutory Audit Committee, nominated by the shareholder Banco Clássico S.A., in its position as minority holder of shares with voting rights; **NEWTON DE LIMA AZEVEDO JÚNIOR**, Brazilian, married, engineer, bearer of ID number 3.993.530-SSP/SP, enrolled in the taxpayers' register (CPF/MF) under number 610.185.388-87, with address in the city and state of São Paulo and offices at Av. Eng Luis Carlos Berrini, 1461 - 8° andar, Centro, effective member of the Statutory Audit Committee, and. **MANOEL EDUARDO BOUZAN DE ALMEIDA**, Brazilian, married, accountant, bearer professional card number 026695/0-3-CRC/RJ, enrolled in the taxpayers' register (CPF/MF) under number 269.006.377-87, with address of record at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, in the city and state of Rio de Janeiro, alternate member of the Statutory Audit Committee; and **PAULO DE RESENDE SALGADO,** Brazilian, married, economist, ID number 0241S153-9 SSP/RJ, enrolled in the taxpayers' register (CPF/MF) under number 161.008.917-00, resident and domiciled in the city and state of Rio de Janeiro at Rua Sacopã, n° 83, apto. 901, Lagoa, CEP 22471-180, effective member of the Statutory Audit Committee, and **FLÁVIO MARQUES LISBOA CAMPOS**, Brazilian, married, civil engineer, ID number 524578-SSP/MG, enrolled in the taxpayers' register (CPF/MF) under number 118.388.096-00 with address of record at Rua Guajajaras, 43, Centro, city of Belo Horizonte, state of Minas Gerais, alternate member of the Statutory Audit Committee. The establishment of the annual compensation of the fiscal councilors was proposed and approved at ten percent (10%) of the annual average compensation of each Director of the Company, excluding benefits, representational allowance and profit sharing. The following was appointed to act as secretary of the Statutory Audit Committee, **CARLA CARVALHO DE CARVALHO**, Brazilian, married, lawyer, bearer of professional association ID number 59.760-OAB/RJ, enrolled in the taxpayers' register (CPF/MF) under number 863.499.377-91, resident and domiciled in the city of Niterói, state of Rio de Janeiro. Having concluded all items on the Agenda of the Day of the Eleventh Ordinary General Meeting and since no member of the meeting wished to raise any other issues, the President thanked those present, declaring the work of the current General Meetings concluded, requesting that these Minutes be drafted. The Minutes, having been read and found correct, were signed by the President and by the shareholders present, representing more than 2/3 of the Company's voting capital, and by me as Secretary, making the necessary copies for all legal purposes. Florianópolis, April 8, 2008.

Presiding Officials:

___________________	___________________
Maurício Stolle Bähr President	José Moacir Schmidt Secretary

Shareholders:



SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA

BANCO CLÁSSICO S.A.

PATRICK CHARLES CLEMENT OBYN

MAURÍCIO STOLLE BÄHR

JOSÉ MOACIR SCHMIDT

ANTONIO LIBENIR MARTINS

LUIZ ANTONIO BARBOSA

(Represented by Escritório Mesquita Pereira Advogados, in the person of attorney Daniel Alves Ferreira)
VANGUARD EMERGING MARKETS STOCK INDEX FUND
THE EMERGING MARKETS EQUITY INVESTIMENTS PORTFOLIO
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF
SCHWAB FUNDAMENTAL EMERGING MARKETS FUND
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS
FIDELITY LATIN AMERICA FUND
SSGA EMERGING MARKETS FUND
FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND
THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI
THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISS
EATON VANCE STRUCTURED EMERGING MARKETS FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
STICHTING PENSIOENFONDS METAAL EN TECHNIEK
WILMINGTON MULTI-MANAGER INTERNATIONAL FUND
EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVEST
BALENTINE INTERNATIONAL EQUITY FUND SELECT, L.P.
EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA
SCHRODER BRICS EQITY MOTHER FUND
FUTURE FUND BOARD OF GUARDIANS
ISHARES MSCI BRIC INDEX FUND
FIDELITY FUNDS – LATIN AMERICA FUND
THE ROYAL BK OF SCOTLAND AND PLC



OHIO SCHOOL EMPLOYEES RETIREMENTS
STATE OF CALF PUB EMPL RET SYS SW7I
FRIST STATE GLOBAL EMERGING MARKETS LEADERS FUND
OPPENHEIMER ABSOLUTE RETURN FUND
NORGES BANK
VANGUARD INVESTMENT SERIES, PLC
STICHTING PENSIOENFONDS ABP
THE WELLCOME TRUST LIMITED

(Represented by Dynamo Adm. de Recursos Ltda.)
ASCESE FUNDO DE INVESTIMENTO EM AÇÕES
CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES
DYBRA FUNDO DE INVESTIMENTO EM AÇÕES
DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES
DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES
PUMA INVEST LLC
FEBRA FUNDO DE INVESTIMENTOS EM AÇÕES
SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES
TNAD FUNDO DE INVESTIMENTO EM AÇÕES

(Represented by Dynamo V.C. Adm. de Recursos Ltda.)
DYNAMO PUMA II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

Member of the Statutory Audit Committee of this Company

MANOEL EDUARDO LIMA LOPES

Representative of Deloitte Touche Tohmatsu Auditores Independentes:

JAMES RODERICK TALBOT ORAM

Company Directors:

José Carlos Cauduro Minuzzo
Interim CEO

Marc Verstraete
Finance and Investor Relations Director



CNPJ/MF N° 02.474.103/0001-19

MINUTES OF THE TWENTY-FIRST EXTRAORDINARY GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On March 28, 2008 at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, the shareholders of Tractebel Energia S.A. met, representing a quorum of more than 2/3 (two thirds) of the capital stock with voting rights in accordance with the registrations and signatures in the "Shareholders' Presence Register", for the purpose of deliberating on the items on the Day's Agenda. At the start of the meeting, due to the fact that the Chairman of the Board, Maurício Stolle Bähr was justifiably absent for professional reasons and was the person encumbered, in the form of Art. 12 of the Bylaws, to preside over the meeting, the name of shareholder Patrick Charles Clement Obyn was proposed and accepted, in the form of the same Art. 12 of the Bylaws, to chair the meeting, who proposed and saw accepted as Secretary, José Moacir Schmidt. Opening the meeting's proceedings, the Chairman thanked the presence of the shareholders, Manoel Arlindo Zaroni Torres, the Company's Chief Executive Officer, Marc Verstraete, the Company's Finance and Investor Relations Director, Luis Gustavo Budziak, representative of BDO Trevisan Auditores Independentes and Paulo de Resende Salgado, member of the Company's Statutory Audit Committee. The President then notified that these minutes would be drafted in the form of a summary of the events, pursuant to Article 130, Paragraph 1st, of Law 6,404/76, and that this Meeting had been correctly Estado de Santa Catarina (the state of Santa Catarina Official Gazette) and Diário Catarinense editions of March 13, 14 and 17, 2008, requesting that I, José Moacir Schmidt, read as transcribed below: ***"EXTRAORDINARY GENERAL MEETING – CONVENING NOTICE** – Pursuant to legal and statutory provisions, the Shareholders of TRACTEBEL ENERGIA S.A. are hereby convened for an Extraordinary General Meeting to be held on March 28, 2008, commencing at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following **Agenda of the Day: 1**. To amend the Company's Bylaws to include the sole paragraph and its subsections to Article 19 and amend the wording in subsection VIII of the same article, to define the contracting competences with respect to the commercialization of electricity, the acquisition of fuels for the production of electricity and to the Contracts for the Use of the Transmission and Distribution System (CUST and CUSD), in accordance with the proposal approved in the 82nd Meeting of the Board of Directors of Tractebel Energia S.A., held on August 14, 2007; **2**. Pursuant to Article 256, Paragraph 1st, of Law 6,404/1976, to ratify the acquisition by its subsidiary, Energia América do Sul Ltda. ("EAS"), of the shareholding control of the company, Ponte de Pedra Energética S.A., in accordance with the resolution taken at the 86th Meeting of the Company's Board of Directors held on December 13, 2007; **3**. To examine and approve the Protocol for Incorporation of Shares and Corporation and Instrument of Justification with respect to the operation of incorporation of Companhia Energética Meridional ("CEM") by Tractebel Energia S.A. ("Tractebel"), according to the resolution taken at the 77th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 10, 2007; **4**. To approve the appointment of the company, Deloitte Touche Tohmatsu as appraiser of the shareholders' equity of CEM; **5**. To examine and approve the Evaluation Report with respect to the*

operation for incorporation of CEM by Tractebel; **6.** *To approve the total incorporation of CEM by Tractebel pursuant to the Protocol for Incorporation of Shares and Corporation and Instrument of Justification;* **7.** *To authorize Tractebel's Board of Executive Officers to practice all the acts necessary for the implementation of the operation of total incorporation of CEM by the Company. With respect to the matter cited in item 5, should the shareholders so require, the proceedings may be suspended for examination of the definitive version of the Evaluation Report. Pursuant to Article 135, Paragraph 3rd, of Law 6,404/1976, we wish to notify that the following documents are available at the Company's registered offices for inspection by the shareholders: (i) Proposal for amending the Company's Bylaws; (ii) the economic-financial Evaluation Report of the company, Ponte de Pedra Energética S.A., prepared pursuant to Article 256, Paragraph 1st, of Law 6,404/1976; (iii) Share Purchase Contract signed between EAS, Skanska Infrastructure Development (Brasil) Participações Ltda. and Impregilo International Infrastructures N.V., as well as by Tractebel Energia S.A. in the position of joint guarantor of the undertakings assumed by EAS; (iv) Protocol of Incorporation of Shares and Corporation and Instrument of Justification and its amendment with respect to the operation for incorporation of CEM by Tractebel; and (v) the Preliminary Report of evaluation of the shareholders' equity of CEM. Pursuant to the appropriate legislation and Article 13 of the Bylaws, the shareholders shall substantiate their status as shareholders up to 72 (seventy-two) hours before the holding of the Meeting, by depositing the documents substantiating title to the shares of Tractebel Energia S.A., to be delivered at the Company's registered offices during business hours, care of Legal Matters O.U.. Florianópolis, March 13, 2008. Maurício Stolle Bähr, Chairman of the Board of Directors".*
Resolutions: Proceeding with the meeting, the President submitted for discussion the items on the Agenda of the Day as follows: **Item 1.** To amend the Company's Bylaws to include the sole paragraph and its subsections to Article 19 and amend the wording in subsection VIII of the same article, to define the contracting competences with respect to the commercialization of electricity, the acquisition of fuels for the production of electricity and to the Contracts for the Use of the Transmission and Distribution System (CUST and CUSD), in accordance with the proposal approved in the 82nd Meeting of the Board of Directors of Tractebel Energia S.A., held on August 14, 2007. The proposal to include and alter the aforesaid provisions of the Bylaws was put to vote and **was approved by unanimous vote without réstrictions. Consequently, the Company's Bylaws were consolidated, the said Bylaws having the following wording: "*CHAPTER I - Name, Organization, Head Office, Duration and Purpose - Art. 1*** *- TRACTEBEL ENERGIA S.A. is a corporation governed by these Bylaws, by Law 6,404 of December 15, 1976 ("Brazilian Corporate Law") and other applicable Laws and Regulations.* ***Sole Paragraph*** *– The Corporation, its shareholders, officers and members of the Statutory Audit Committee are subject to the Listing Rules of the São Paulo Stock Exchange – BOVESPA Novo Mercado ("Novo Mercado").* ***Art. 2*** *– The Corporate Head Office and jurisdiction are in the city of Florianópolis, Santa Catarina, at Rua Antônio Dib Mussi, 366, Centro; the Corporation may to open branches, subsidiaries, agencies and offices in Brazil and abroad.* ***Art. 3*** *– The Corporation has perpetual duration.* ***Art. 4*** *– The Corporate purpose is:* ***I*** *– to study, design build and operate electric power plants, as well as to carry out the ensuing business activities;* ***II*** *– to take part in research of interest to the energy industry, concerning the generation and distribution of electric power, as well as studies for the use of reservoirs for multiple purposes;* ***III*** *– to contribute to the training of technical staff needed by the electric power industry, as well as to build the capacity of*

specialized workers, by providing specific courses; ***IV*** *– to take part in organizations dedicated to the operational coordination of interconnected electrical systems;* ***V*** *– to take part in regional, national or international technical, scientific and business associations or organizations of interest to the electric industry;* ***VI*** *– to contribute to environmental preservation in the performance of its activities;* ***VII*** *– to cooperate in programs related to the promotion and incentive to the national industry of materials and equipment designed for the electric energy industry, as well as to its technical regulations standardization and quality control; and* ***VIII*** *– to have an interest, as a partner, shareholder or stockholder, in other companies in the energy industry.* ***CHAPTER II - Capital and Stock - Art. 5*** *– The subscribed capital is two billion, four hundred and forty-five million, seven hundred and sixty-six thousand, ninety one reais, ninety cents (R$ 2,445,766,091.90) divided into six hundred and fifty-two million, seven hundred and forty-two thousand, one hundred and ninety-two (652,742,192) shares of stock, all of them common, registered, no-par value.* ***Para. 1*** *- Shares issued by the Corporation may be kept in custody accounts in the name of their respective holders, as uncertified shares, in a financial institution appointed by the Board of Directors.* ***Para. 2*** *- Whenever the stock ownership is transferred, the custodian financial institution may charge the seller a transfer fee, within the limits established by the Brazilian Securities and Exchange Commission – CVM.* ***Para. 3*** *– The Corporation may not issue preferred shares or founder's shares.* ***Art. 6*** *- The Corporation may issue simple or convertible debentures.* ***Art. 7*** *– Capital increases shall be carried out by means of public or private stock subscription, by conversion of debentures or capitalization of reserves, as allowed by law; the payment of the shares shall comply with the rules and conditions established by the Board of Directors.* ***Sole paragraph*** *– Shareholders who fail to pay up according to the rules and conditions mentioned herein shall be legally deemed in default and subject to indexation, interest at 12% (twelve percent) per year and a penalty of 10% (ten percent) on the overdue amount.* ***Art. 8*** *– The Corporation may, by resolution of the Board of Directors and irrespective of amendment hereto, increase its capital up to the limit of five billion reais (R$ 5,000,000,000.00).* ***Para. 1*** *- In addition to the other conditions concerning the issue of new shares, the Board of Directors is incumbent with determining the issue price and the deadline for the payment of the subscribed shares.* ***Para. 2*** *– The Board of Directors may approve the issue of new shares without giving the preemptive right to senior shareholders if the sale is made on the stock exchange, by public subscription, or in exchange for stock in a public buyout.* ***Art. 9*** *– The Corporation may issue single or multiple share certificates. Stock splits or reverse splits will be carried out on request; the requesting shareholder will pay for all the expenses arising from the replacement of the certificates.* ***Sole paragraph*** *– The services of stock conversion, transfer and split may be temporarily discontinued, conditioned to the compliance with the rules and limitations set by the laws in force.* ***CHAPTER III - Shareholders' Meetings - Art. 10*** *- Annual Shareholders' Meeting shall be held within the first four (4) months following the end of the fiscal year, in a date and time previously established, to:* ***I*** *– appreciate the accounts of the management, appreciate, discuss and vote the financial statements;* ***II*** *– determine the destination of the net income for the year and the distribution of dividends; and* ***III*** *– elect the Statutory Audit Committee members and, as the case might be, the members of the Board of Directors.* ***Art. 11*** *- The Extraordinary General Meetings shall be held whenever required, subject to the applicable laws and these Bylaws concerning the call, opening and resolutions.* ***Art. 12*** *– The Shareholders' Meetings shall be chaired by the Chair of the Board of Directors or, in his/her absence or incapacity, by whomever the shareholders may choose,*

and a secretary elected among the shareholders present. ***Art. 13*** *– The Call Notice may condition attendance to the Shareholders' Meeting to the fulfillment of the applicable legal requirements; for that, shareholders shall substantiate their status as such. This may be required to be carried out seventy-two (72) hours before the Meeting is scheduled to be held.* ***Sole Paragraph*** *– In addition to the matters within its scope of authority provided by the law and hereby, the Extraordinary General Meeting is also incumbent with approving:* ***I*** *– the deregistration from the Novo Mercado;* ***II*** *– the choice of the institution or specialized company charged with valuating the Corporation for the purposes of the public offerings provided in Chapters XI and XII hereof, among the Companies listed by the Board of Directors; and* ***III*** *– plans to grant stock options to management and employees of the Corporation and of other corporations directly or indirectly controlled by the Corporation, without preemptive rights.* ***CHAPTER IV – Management - Art. 14*** *– The Corporation shall be managed by a Board of Directors and a Board of Executive Officers.* ***Art. 15*** *- The Shareholders' Meeting shall determine the compensation of the members of both Boards. In the event such compensation is determined as a total amount, such amount will be apportioned among the members of both Boards by the Board of Directors.* ***CHAPTER V - Board of Directors - Art. 16*** *- The Board of Directors shall be comprised of a minimum of 5 (five) and a maximum of 9 (nine) directors and an equal number of alternates. One of the Directors shall be appointed Chairman of the Board and another the Vice-Chairman by the shareholders, as provided by law, for a two-year term of office, and may be reappointed.* ***Para. 1*** *– One of the members of the Board of Directors, and his/her respective alternate, shall be elected by the employees by direct vote to be organized by the Corporation; the Director so elected will be confirmed by the shareholders at the Shareholders' Meeting.* ***Para. 2*** *- Should a vacancy on the Board of Directors occur, it will be filled by the proper alternate. In the event of the vacancy both of the director and his/her alternate, it will be filled by a Director appointed by the remaining Directors, who shall hold office until the next Annual Shareholders' Meeting. Should the majority of positions be vacant, a Shareholders' Meeting shall be convened for the purpose of holding a new election.* ***Para. 3*** *– The members of the Board of Directors and their respective alternates shall be installed by signing their respective installation, recorded in the Board of Directors minutes book, as well as the Director's Consent Form provided in the Novo Mercado Listing Rules.* ***Para. 4*** *- Pursuant to the Novo Mercado Listing Rules, at least 20% (twenty per cent) of the Directors and their respective alternates must be independent directors. Their qualification as independent directors must be stated in the minutes of the shareholders' meeting in which they were elected.* ***Art. 17*** *– The Board of Directors shall meet every quarter, and whenever the corporate best interests require, convened as determined herein.* ***Art. 18*** *– The Board of Directors meetings shall be called by its Chairman or at least one-third (1/3) of the Directors; the call is waived when all members are present. The Board of Directors resolution will be passed by the majority of votes; the Chairman has the casting vote.* ***Art. 19*** *– The Board of Directors shall have the following duties:* ***I*** *– to determine the overall direction of the Corporate businesses;* ***II*** *– to appoint and terminate Officers and determine their duties, subject to the provisions hereof;* ***III*** *– to supervise the Officers' performance;* ***IV*** *– to establish limits and scopes of authority for the Corporate agents;* ***V*** *– to call the Shareholders' Meetings;* ***VI*** *– to appreciate the Directors' Report and the accounts of the Board of Executive Officers;* ***VII*** *– to approve the Corporate general annual budget;* ***VIII*** *– to approve agreements and commitments and amendments thereto, worth over R$*

*20,000,000.00 (twenty million reais), subject to the provisions of the sole paragraph hereof; **IX** – to propose to the Shareholders' Meeting the issue of debentures under conditions that are not within their original scope of authority; **X** – to decide on the issue of simple, non-convertible debentures, with no collateral guarantee, and on the conditions lawfully delegated by the Shareholders' Meeting; **XI** – to approve the granting of co-signature or guarantee to third parties; **XII** – to approve the pledge or divestiture of the Corporate fixed assets worth over twenty million reais (R$ 20,000,000.00); **XIII** – to decide on the purchase and divestiture of Corporate stock, determining the respective prices and conditions; **XIV** – to decide on the issue of new shares, their issue prices, and other issue conditions, subject to the provisions hereof; **XV** – in the cases provided for herein, to declare interim dividends from the income shown in the half-yearly financial statements, or in the case of shorter periods, for retained earnings or surplus reserve, as well as the credit or payment of interest on shareholders' capital; **XVI** – to decide on the issue of commercial papers, as well as on the issue of subscription bonuses; **XVII** – to prepare a list of three specialized companies to value the Company for the purposes of public offerings, as provided in Chapters XI and XII hereof; **XVIII** – to appoint and dismiss the independent auditors; **XIX** – to approve the Corporate Bylaws; and **XX** – to decide on matters not provided fore herein. **Sole paragraph** – The limit set in the foregoing item VIII does not apply to the agreements for the Purchase and Sale of Electrical Power, for the purchase of fuel for the production of electrical power, nor to the Agreement for the Use of the Transmission and Distribution System (CUST and CUSD). The contracting of such activities must comply with the approval limits defined below, with subsequent notice to the Board of Directors: I – Agreements for the Purchase and Sale of Electrical Power: a) up to 20 MWa per month, limited to 1,000 GWh for the duration of the contract: approval by two Tractebel Energia executive officers; b) above 20 MWa per month and up to 150 MWa per month, limited to 7,500 GWh for the total duration of the contract: approval by Tractebel Energia CEO and an executive officer; and c) above 150 MWa per month or above 7,500 GWh for the total duration of the contract: approval by the Board of Directors; II – Energy Export Contracts, CUST and CUSD, and subsequent acts: approval by Tractebel Energia CEO and an executive officer; and III – for the purchase of CE-4500 coal, up to 100,000 tons a month, or an equivalent amount for the purchase of other types of fuel: approval by the Tractebel Energia CEO and an executive officer. Purchases exceeding the amount set herein require approval by the Board of Directors. **Art. 20** – In the event of his/her absence or incapacity, the Chair of the Board shall be replaced by his/her alternate and, in the absence of the latter, by the Vice-Chair. **CHAPTER VI - Board of Executive Officers - Art. 21** – The Board of Executive Officers shall be comprised of seven (7) officers elected by the Board of Directors, serving a three (3)-year term of office, eligible for reelection. **Para. 1** – The duties and powers of the Board of Executive Officers will be determined by the Board of Directors, which must appoint the CEO and the Investor Relations Director. **Para. 2** – The Board of Executive Officers shall be installed by signing their respective installation, recorded in the Board of Directors minutes book, as well as the Executive Officer's Consent Form provided in the Novo Mercado Listing Rules. **Art. 22** – The Board of Executive Officers shall meet regularly, at least once a month, and whenever extraordinary meetings are called, as set herein. **Art. 23** – The meetings of the Board of Executive Officers shall be called by the CEO or two (2) Executive Officers; the call is waived when all executive officers are present. The Board of Executive Officers will decide by the majority of votes; the CEO has the casting vote. **Art. 24** – The Board of Executive Officers*

is charged with the general management and with representing the Corporation, subject to these Bylaws as well as the guidelines and duties determined by the Board of Directors. ***Para. 1*** *- In the performance of their duties the Board of Executive Officers in charged with:* ***I*** *– preparing the financial statements and the Directors' report, when appropriate;* ***II*** *– drafting the Corporate Bylaws and submitting them to the Board of Directors;* ***III*** *– preparing the Corporate annual budget, and* ***IV*** *– approving any review of the approved annual budget, subject to the overall amounts approved by the Board of Directors.* ***Para. 2*** *– The following duties are incumbent solely on the CEO:* ***I*** *– presiding the Board of Executive Officers Meetings;* ***II*** *– coordinating and guiding the activities of all other executive officers, in their respective areas;* ***III*** *– assigning special activities and tasks to any of the executive officers, irrespective of their usual duties; and* ***IV*** *– ensuring the compliance with the resolutions of the Board of Directors and Board of Executive Officers.* ***Art. 25*** *– In the case of temporary incapacity, leave or vacation of any Executive Officer, the Board of Executive Officers shall appoint another Executive Officer to take on his/her duties.* ***Art. 26*** *– In the event of vacancy, the Board of Executive Officers shall appoint another Executive Officer to hold the office for the remaining term, until the first following meeting of the Board of Directors, when the vacancy shall be filled.* ***Art. 27*** *– The Corporation shall be bound by the signature of two Officers, but subject to the provisions of the following paragraphs.* ***Para. 1*** *– The Executive Officers may appoint attorneys to represent the Corporation, acting always jointly with an Executive Officer or another duly empowered attorney, or, severally.* ***Para. 2*** *- Powers of attorney shall be granted by two (2) Executive Officers, specifying the authority granted and the duration, except for the power of attorney to represent the Corporation in any action at law or in equity, which may have perpetual duration.* ***CHAPTER VII - Strategic Committee - Art. 28*** *– The Corporation shall have a strategic committee, which shall act as a consulting body for the management, providing advice and opinions to the Board of Directors and to the Board of Executive Officers, when requested. The Strategic Committee shall be comprised of up to seven (7) members, shareholders or not, residing in Brazil or not, who may be officers, elected by the Board of Directors, which will establish their compensation. Its operation shall be governed by the Corporate Bylaws.* ***CHAPTER VIII - Statutory Audit Committee - Art. 29*** *– The Statutory Audit Committee will not be permanent, but rather convened on shareholders' request, as provided by law, and shall be comprised of 3 (three) to 5 (five) permanent auditors and equal number of alternates, for a one (1) year term of office, eligible for reelection. The General Meeting electing the Statutory Audit Committee shall establish their respective compensation, subject to the legal minimum.* ***Sole Paragraph*** *– The members of the Statutory Audit Committee shall be installed in their respective positions by signing their respective installation, recorded in the Board of Directors minutes book, as well as the Auditor's Consent Form provided in the Novo Mercado Listing Rules.* ***CHAPTER IX - Fiscal Year and Financial Statements - Art. 30*** *– The fiscal year shall end on December 31 of each year. The financial statements shall comply with the Novo Mercado Listing Rules and the applicable laws.* ***Para. 1*** *- The distribution of dividends not below thirty percent (30%) of the net income, indexed as required by law, is mandatory; the destination of total income for the year shall be submitted to the General Meeting.* ***Para. 2*** *– The Corporation shall prepare half-yearly balance sheets; the Board of Directors may declare interim dividends on the basis of such financial statements.* ***Para. 3*** *– The Corporation may prepare a balance sheet and distribute interim dividends for lesser periods provided the dividends paid in each half of the fiscal year do not exceed the capital reserves provided in Paragraph 1*[st]*, Article 182, Law*

6,404, dated December 15, 1976. ***Para. 4*** *- The Board of Directors may declare interim dividends, from retained earnings or surplus reserves existing in the last annual or half-year balance sheet.* ***Para. 5*** *- The Corporation, upon decision of the Board of Directors, may credit or pay the shareholders interest on own capital, subject to the applicable legislation. The amounts paid or credited by the Corporation as interest on own capital may be posted as prepaid mandatory dividends, as provided by the applicable laws.* ***Art. 31*** *– Dividends not claimed within three (3) years shall revert to the Corporation.* ***CHAPTER X - Divestiture of the controlling interest - Art. 32*** *– The sale of the controlling interest in the Corporation to third parties, whether in a single operation or in a series of operations, may only be agreed upon on the suspensive or resolutory condition that the acquiring third party undertakes to make a public offering for the purchase of the remaining shares from the other shareholders, thereby ensuring them equal treatment to that enjoyed by the divesting controlling shareholder, and subject to the terms and conditions provided by the laws in force and the Listing Rules of the Novo Mercado.* ***Sole Paragraph*** *– The public offering mentioned above shall also be required in the event of the sale of rights to the subscription of shares and other securities, or rights to convertible securities that may result in the divestiture of the controlling interest in the Corporation; in the case of divestiture of the controlling interest in the holding of the Corporation, the selling controlling shareholder shall have the obligation to advise the São Paulo Stock Exchange – BOVESPA the value of the Corporation in that divestiture and provide documents evidencing such value.* ***Art. 33*** *– The public offering mentioned in the head paragraph of Article 32 shall also be required if the buyer of the controlling interest is already a Corporate shareholder that comes to acquire the controlling interest under a private purchase agreement with the controlling shareholder, involving any number of shares. In this case, the purchaser shall compensate the shareholders from whom stock was purchased in the Stock Exchange within the 6 (six) months preceding the date of the divestiture of controlling interest, by paying them the difference between the price paid to the divesting controlling shareholder and the value paid at the Stock Exchange for Corporate stock in that period, duly indexed.* ***Art. 34*** *– The Corporation shall not register any assignment of shares:* ***I*** *– to shareholder(s) that come to hold the controlling interest, as long as such shareholder(s) do(es) not sign the Controlling Shareholders' Agreement with the Novo Mercado Rules, as well as the Agreement with the Market Arbitration Panel Rules; and* ***II*** *– to the shareholder who comes to hold 5% or more of the Corporate stock, as long as such shareholder does not sign the Controlling Shareholders' Agreement with the Novo Mercado Rules. Such signature is not required when such shareholder comes to hold such shares as a consequence of public distribution or stock exchange deal.* ***Sole Paragraph*** *– Similarly, no Shareholders' Agreement concerning the exercise of such control may be filed with the Company without the parties having signed the Agreement mentioned in item I above.* ***CHAPTER XI – Deregistration - Art. 35*** *– Without prejudice to the laws and regulations, the deregistration from the Brazilian Securities and Exchange Commission – CVM shall be preceded by a public offering for the purchase of shares, for a price that must be at least the value of the Corporation and its stock determined in a valuation report by a specialized company; such value shall be used as benchmark, using the economic value of the shares as valuation criteria and employing recognized methodology, or on the basis of other criteria set by the Brazilian Securities and Exchange Commission – CVM. The choice of the specialized company shall take place as provided in Article 37 hereof.* ***Sole Paragraph*** *- Provided all the other provisions of the Novo Mercado Listing Rules, of these Bylaws, and of*

the laws in force are complied with, the public offering for deregistration may also provide for the exchange for securities issued by other publicly-held companies, to be accepted at the discretion of the offered party. ***Art. 36*** *– Once the market is informed of the decision to proceed with the deregistration, the offeror must disclose the maximum price per share or lot of a thousand shares on which the public offering will be based.* ***Para. 1*** *– The public offering shall be contingent on the value determined by the valuation report mentioned in article 35 not exceeding the price disclosed by the offeror, as provided in the foregoing paragraph.* ***Para. 2*** *- Should the value of the shares determined by the valuation report exceed the value disclosed by the offeror, the decision to proceed with the deregistration will be revoked, unless the offeror expressly agrees to make a public offering for the value determined by the valuation report; the offeror must disclose the decision adopted to the market.* ***Art. 37*** *The valuation report must be issued by an institution or specialized company of renowned experience and independent from the Corporate decision-making, management and/or controlling shareholder; and fulfilling all other legal requirements.* ***Para. 1*** *– The choice of the institution or specialized company is incumbent solely on the general meeting, based on the Board of Directors' list of three names; the respective approval will be adopted by the majority of the outstanding voting stock present at the general meeting, blank votes excluded. If the meeting is called to order on the first call, the quorum will be shareholders' holding at least twenty percent (20%) of the outstanding shares or, if called to order on the second call, the quorum will be any number of outstanding shares.* ***Para. 2*** *- The costs incurred in the preparation of the valuation report shall be borne by the offeror.* ***CHAPTER XII - Deregistration from the New Market - Art. 38*** *– Should the Extraordinary General Meeting adopt the deregistration from the Novo Mercado in order that the Corporation securities might be registered for trading outside the Novo Mercado, or should the Corporate deregistration from the Novo Mercado occur due to a corporate reorganization, the surviving company of which is not accepted for trading on the Novo Mercado, the controlling shareholder, or group of shareholders must make a public offering for the purchase of shares held by the remaining shareholders, according to the economic value of the shares as calculated in the valuation report, subject to the applicable laws and regulations.* ***Sole Paragraph*** *– The public offering herein provided shall comply with the provisions of articles 35, 36 and 37 hereinabove, when applicable.* ***CHAPTER XIII – Arbitration - Article 39*** *– The Corporation, its shareholders, managers and auditors undertake to submit to arbitration any and every dispute or controversy that may arise among them, related to or arising from, in particular, the application, validity, enforcement, interpretation, violation and their effects, of the provisions in the Brazilian Corporate Law, the Corporation Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as all other rules applicable to the capital markets in general, besides those in the New Market Listing Rules and the Rules of Arbitration of the Câmara de Arbitragem do Mercado and the Novo Mercado Registration Agreement.* ***CHAPTER XIV – Miscellaneous - Art. 40*** *– Employees may receive a share of the profits or income, not linked to their pay, upon decision adopted by the Annual Shareholders' Meeting, subject to the applicable laws".* Proceeding, the Chairman submitted to the meeting for discussion the **following item of the Agenda**: **Item 2.** Pursuant to Article 256, Paragraph 1st, of Law 6,404/1976, to ratify the acquisition by its subsidiary, Energia América do Sul Ltda. ("EAS"), of the shareholding control of the company, Ponte de Pedra Energética S.A., in accordance with the resolution taken at the 86th Meeting of the Company's Board of Directors

held on December 13, 2007. Firstly, the Chairman explained that this matter was the object of a Material Fact disclosed to the Market on December 13, 2007 and of the Announcements to the Market of December 21, 2007 and March 26, 2008. The Chairman further explained that the shareholders who were entitled to withdraw and wished to exercise this right should convey this intention in writing within 30 (thirty) days from the date of publication of the minutes of this Extraordinary General Meeting in accordance with the terms of the Announcement to the Market of March 26, 2008. The matter was put to the vote, the shareholders, **by unanimous vote and without restrictions**, pursuant to the terms of Article 256, Paragraph 1st, of Law 6,404/1976, ratified the operation to acquire, through the subsidiary EAS, the controlling stake of Ponte de Pedra Energética S.A.. **Next, the Chairman raised the subject of the items of the Agenda related to the operation to merge Companhia Energética Meridional ("CEM") into Tractebel Energia S.A. ("Tractebel")**, firstly explaining that the matter was the object of a Material Fact disclosed to the Market jointly by the companies on January 24, 2008, and the operation is aimed at downsizing the current organizational structure, reducing costs, increasing value for the shareholders, rationalizing and optimizing investments, as well as facilitating the unification, standardization and rationalization of the general management of the business of the companies involved and will enable a cutback in management costs required for the maintenance of both companies. He also informed that the merger operation mentioned hereby was approved by all the relevant entities, without restrictions. **Item 3.** To examine and approve the Protocol for Incorporation of Shares and Corporation and Instrument of Justification with respect to the operation of incorporation of with respect to the operation of incorporation of Companhia Energética Meridional ("CEM") by Tractebel Energia S.A. ("Tractebel"), according to the resolution taken at the 77th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 10, 2007. Put to the vote, the shareholders, **by unanimous vote and without restrictions**, approved the Protocol for Incorporation of Shares and Corporation and Instrument of Justification, related to the operation of incorporating Companhia Energética Meridional ("CEM") into Tractebel Energia S.A. and amendment no. 01 accompanied by the report of the Statutory Audit Committee, as follows: "**PROTOCOL FOR INCORPORATION OF SHARES AND CORPORATION AND INSTRUMENT OF JUSTIFICATION BETWEEN TRACTEBEL ENERGIA S.A. AND COMPANHIA ENERGÉTICA MERIDIONAL – CEM** – Through the private instrument hereby, the undersigned Parties, through their respective Officers, have agreed upon the Protocol for Incorporation of Shares and Corporation and Instrument of Justification hereby, in accordance with Articles 224, 225, 226 and 252 of Law 6,404, of December 15, 1976 and CVM Instruction no. 319 of December 03, 1999, with subsequent amendments. (a) **TRACTEBEL ENERGIA S.A.**, a privately-held company, generator of electrical power in the condition of Independent Producer, with head office in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, no. 366, Centro, CEP 88015-110, registered under CNPJ/MF Corporate Taxpayers' Registry no. 02.474.103/0001-19, hereby under the form of its Bylaws, in accordance with Chapter VI, Article 27, through its undersigned legal representatives (hereinafter referred to simply as "**TRACTEBEL**" or "**MERGING COMPANY**"); and (b) **COMPANHIA ENERGÉTICA MERIDIONAL – CEM**, a privately-held company with a license to use a public asset for the generation of electrical power, in the condition of Independent Producer, with head office in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, n.º 366, Centro, CEP 88015-110, registered under CNPJ/MF

Corporate Taxpayers' Registry no. 02.201.268/0001-17, hereby represented under the form of its Bylaws, through its undersigned legal representatives (hereinafter referred to simply as "**CEM**" or "**MERGED COMPANY**"). **1. HISTORY** - 1.1. Through the Bid of the National Electrical Power Agency (ANEEL) no. 004 of March 27, 1998, published in the Daily Official Journal on March 30, 1998, Tractebel S.A., a Belgian-owned company of the same economic group of **TRACTEBEL**, was granted a license for the use of a public asset for the hydroelectric exploration of Cana Brava on the Tocantins river, defined by the geographic coordinates 13° 24' of latitude S and 48° 08' of longitude W in the cities of Minaçu, Cavalcante and Colinas do Sul in the state of Goiás. 1.2. Such license was granted to Tractebel S.A. by ANEEL through a Dispatch issued on April 27, 1998 published in the Daily Official Journal on April 28 of the same year. 1.3. Through the Decree of June 12, 1998, published in the Federal Official Journal on June 15, 1998, the license was granted to CEM - Companhia Energética Mercosul, the former name of **CEM**, a company organized by Tractebel S.A. for the implementation and operation of the hydroelectric power plant of Cana Brava. 1.4. On August 1998, ANEEL and **CEM** signed the respective License Agreement no. 185/98 effective for 35 years, for the generation of power through the hydroelectric power plant of Cana Brava with a minimum installed capacity of 450 MW, as well as the linked transmission system, which consists of two transmission circuits of 230 kV covering approximately 50 km. 1.5. Subsequently, the control of **CEM** was transferred to Centrais Geradoras do Sul do Brasil S.A. – GERASUL, the former name of **TRACTEBEL**, through ANEEL Resolution no. 122 of May 24, 1999, which bound it to all the clauses set forth in the abovementioned License Agreement no. 185/98. 1.6. It so happens that in view of the merger operation currently in effect, and as part of the strategic plans, **TRACTEBEL** wishes to merge with **CEM**, and, as a result of this merger, **CEM** will be made extinct and succeeded by **TRACTEBEL** in all its rights and obligations, including in the condition of titleholder of License Agreement no. 185/98, so as to become the holder of the license for hydroelectric use of Cana Brava. **2. JUSTIFICATION, OBJECTIVES AND INTEREST OF THE COMPANIES IN THE PERFORMANCE OF THE OPERATION** - 2.1. **TRACTEBEL** is a publicly-traded company, with shares traded in the *Novo Mercado* of the São Paulo Stock Exchange (locally known as BOVESPA) and **CEM** is also a publicly-traded company, however its shares are not traded in the stock exchange. 2.2. **TRACTEBEL** currently owns 99.99% (ninety-nine point nine percent) of the representative shares of the capital stock of **CEM**, the holder of the license of the Cana Brava hydroelectric power plant, which also holds the license to use the public asset for power generation in the capacity of Independent Producer, and, as such, may perform the activities developed by **CEM**. 2.3. The maintenance of several companies that have the same purpose and different organizational structures multiplies the administrative and operating costs. 2.4. The Board of both companies understands that the simplification of the corporate structure of the group, through the corporate and equity restructuring related to the merger operation of **CEM** by **TRACTEBEL**, will downsize the current organizational structure, cut costs, increase value for the shareholders, rationalize and optimize investments, as well as facilitate the union, standardization and rationalization of the general management of business of the companies involved and will enable the cutback of negotiation costs required for the maintenance of both companies. 2.5. It is also understood that the merger operation proposed will not entail a loss for the current shareholders of **TRACTEBEL** or **CEM**. 2.6. The planned merger operation is justified in the point of economic, financial and operational view and should bring benefits to

both companies, to the shareholders and customers in general, since it will make better use of the synergies, optimize the use of human resources and materials in order to speed up operational and administrative activities, increase financial capacity, expand and diversify the alternatives related to the raising of funds and cut operational costs, which will increase profitability and investment capacity. 2.7. Similarly, it is worth noting that the aforesaid operation will not generate anti-competitive effects and will not cause an impact on the power generation market, since it involves only a corporate restructuring on the inside of the same economic group, given that **CEM** is currently already controlled directly and almost entirely by **TRACTEBEL**, both members of the same French-owned group, Suez. Furthermore, the operation of the Cana Brava hydroelectric power plant is performed by the **MERGING COMPANY** through a service contract signed by the companies. 2.8. Moreover, License Agreement no. 185/98 in the Sixth Subclause of the Tenth Clause, sets forth the possibility of transferring the license, through a prior consent from the Assigning Power, to the company that proves that it has the technical and economical financial conditions established in the Bid Notice that originated it and that binds itself to complying with its clauses. 2.9. On the other hand, **TRACTEBEL** complies with all the requirements needed for the merging and the transfer of the license, in relation its good standing in legal and tax matters, as well as its financial capacity, and is already complying, through ANEEL Resolution no. 122/99, with all the clauses and provisions of License Agreement no. 185/98, 2.10. **TRACTEBEL**, as a result of the merger and under the terms of the provisions of Article 227 of Law 6,404/76, will succeed **CEM** in all rights and obligations related to the merging of the assets, which will be duly appraised in the Assessment report prepared by the company as specified in Item 6 below and will further comply with the remaining conditions set forth in the instrument hereby. **3. CAPITAL STOCK OF THE MERGING COMPANY AND THE MERGED COMPANY** - 3.1. Capital stock of **TRACTEBEL**: The subscribed and paid in capital of **TRACTEBEL** is R$ 2,445,766,091.90 (two billion, four hundred and forty-four million, seven hundred and sixty-six thousand and ninety-one reais and ninety centavos) divided into 652,742,192 (six hundred and fifty-two million, seven hundred and forty-two thousand, one hundred and ninety-two) shares, all common, nominative and without par value. 3.2. Capital stock of **CEM**: The subscribed and paid in capital of **CEM**, company to be merged, is R$ 424,221,852.33 (four hundred and twenty-four million, two hundred and twenty-one thousand, eight hundred and fifty-two reais and thirty-three centavos), divided into 118,849,336 (one hundred and eighteen million, eight hundred and forty-nine thousand, three hundred and thirty-six) common shares and 225,678,665 (two hundred and twenty-five million, six hundred and seventy-eight thousand, six hundred and sixty-five) preferred shares, book-entry shares, without par value, distributed among its shareholders:

SHAREHOLDER NAME	TOTAL QTY	PERC.	EO	EP
MANOEL ARLINDO ZARONI TORRES	1	0	1	0
MAURICIO STOLLE BAHR	1	0	1	0
SUEZ ENERGY SOUTH AMER. PART. LTDA.	1	0	1	0
TRACTEBEL ENERGIA S.A.	344,527,997	100	118,849,332	225,678,665
VICTOR FRANK P. ROSA PARANHOS	1	0	1	0
TOTAL	344,528,001	100	118,849,336	225,678,665

4. **<u>DONATION OF SHARES OF THE MERGED COMPANY</u>** - 4.1. According to the Conditioned Donation Term attached, the minority shareholders of **CEM** hereby agree with the execution of the merger operation, by donating the entirety of their shares to **TRACTEBEL**, and such donation is only conditioned to the approval of the merger at the Extraordinary General Meeting of **TRACTEBEL**, which as a result causes the net equity of **TRACTEBEL** not be evaluated and the value of replacement of the shares and the reimbursement of the equity interest that they hold in the said companies is informed, in the case of dissidence, because such information is not applicable to the instrument hereby. **5. <u>SHARES AND COMPANIES TO BE MERGED</u>** - 5.1. The assets of **CEM** will be transferred to **TRACTEBEL** at the respective value of the accounting books. The criteria is justified by the fact that **CEM** will become a wholly-owned subsidiary of **TRACTEBEL,** according to the provisions of Item 4 above, and its net equity will belong solely to the latter, as represented in its assets by the capital stock of **CEM**. After the cancellation of the total amount of 344,528,001 (three hundred and forty-four million, five hundred and twenty-eight thousand and one) shares of **CEM** issuance and owned by **TRACTEBEL** as a result of the merger operation, the value in the accounting books of **TRACTEBEL** will be replaced by the assets of **CEM** without any changes being made to the value which was recorded. 5.2. The net equity of **CEM** to be transferred to **TRACTEBEL** will be evaluated by a specialized company in the form of Article 8 of Law 6,404/76 and Item 6 below, to be appointed at the General Meeting of **TRACTEBEL** which will analyze the proposal hereby, will draw up an Assessment report, as specified in Paragraph 1st, Article 227 of Law 6,404/76, using the book value based on the elements contained in the balance sheet of **CEM** carried out on the last day of the month prior to the performance of the Extraordinary General Meeting that approves the operation. 5.3. The equity variations that occur between the last day of the month prior to the performance of the Extraordinary General Meeting, that approves the operation, and the effective merging of **CEM** into **TRACTEBEL**, as well as the repercussion of all acts and facts that occurred after the date of operation in question will be absorbed by **TRACTEBEL**. 5.4. In light of the fact that **CEM** will become a wholly-owned subsidiary of **TRACTEBEL**, according to Item 4 above, there will no issue of shares from the capital stock of the merging company, **TRACTEBEL**, which will remain unchanged. As a result, there will be no change in the Bylaws of **TRACTEBEL**. 5.5. As a result of the abovementioned, **CEM** and **TRACTEBEL** will respectively set up Extraordinary General Meeting to formalize the terms established in the instrument hereby, under the terms of Article 227, of Law 6,404/76 and it is the responsibility of **TRACTEBEL** to perform the filing of the merger actions in the relevant trade registers and the subsequent publication of the latter. **6. <u>APPOINTMENT OF ASSESSMENT COMPANY</u>** - 6.1. For the purpose of verifying and assessing the net equity of **CEM**, the undersigned parties of the instrument hereby agree to appoint, in the capacity of assessment company, **BDO Trevisan Auditores Independentes**, with head office in the city of São Paulo, state of São Paulo, registered under CNPJ/MF corporate taxpayers' registry no. 52.803.244/0001-06, and this appointment will be submitted for approval at the Extraordinary General Meeting of **TRACTEBEL** that will approve this instrument. It is important to mention hereby that such company has no conflict or communion of interests with the Parties or the shareholders. 6.2. The assessment company mentioned above, if duly approved, must prepare the Assessment report, which will be made available to the shareholders of both Parties under the form set forth in the meeting notices of the said Extraordinary General Meeting so that the latter can become the object of analysis and resolution by the shareholders

of **TRACTEBEL. 7. ADDITIONAL CONDITIONS RELATED TO THE MERGER** - 7.1. Extraordinary General Meetings of **TRACTEBEL** and **CEM** will be held to discuss and resolve the merger operation. 7.2. After the merger comes into effect, **TRACTEBEL** becomes the titleholder, by succession, of all the goods, rights and obligations which are currently the responsibility of **CEM**, including financing agreements, supply agreements for goods and services, conventions, property, legal proceedings, demands, among others. 7.3. **TRACTEBEL** agrees and binds itself, without exceptions, to the conditions and clauses of License Agreement no. 185/98, signed by **CEM** and ANEEL on August 07, 1998, in which the **MERGED COMPANY** exercises the right of ownership and operates the goods that comprise the Cana Brava hydroelectric power plant – UHCB, owned by the government, as well as the legal and regulatory norms in effect on the date and applicable to the public power service license. 7.4. The transfer of rights, goods and obligations related to power generation activities will also comply with that which is provided in the specific act issued by the Assigning Party in the form of the laws in effect. 7.5. The instrument hereby, as well as any other information or documents used in the planning, assessment, promotion and execution of the merger operation will be made available to all the shareholders of the Parties as of the publication date of the conditions of the operation at the head office of **TRACTEBEL** at Rua Antônio Dib Mussi, n.° 366, Centro, in the city of Florianópolis, Santa Catarina state, from 9:00 am to 6:00 pm from Monday thru Friday. 7.6. After the approval of the merger operation by the shareholders of **TRACTEBEL**, it is the responsibility of the Board of **TRACTEBEL** to perform the filing and publication of all matters related to the merger. 7.7. Cases of omission will be governed by the legal norms pertinent to the matter. 7.8. The Parties and their respective Boards elect the Legal Venue Jurisdiction of Florianópolis, capital city of the state of Santa Catarina, to settle any doubts that may arise as a result of the instrument hereby. In witness whereof, the Parties sign the foregoing instrument on 03 (three) copies of equal content and form in the presence of the 02 (two) undersigned witnesses for all legal and judicial effects. Florianópolis, August 22, 2007. **TRACTEBEL ENERGIA S.A.** – Manoel Arlindo Zaroni Torres - CEO Flávio Andriani – Administrative Director - **COMPANHIA ENERGÉTICA MERIDIONAL** – Marc Verstraete – CFO – José Carlos Caudurro Minuzzo – Operations Director - Witnesses: Luanda Santos – Osmar Osmarino Bento"; **"AMENDMENT No. 01 OF THE PROTOCOL FOR INCORPORATION OF SHARES AND CORPORATION AND INSTRUMENT OF JUSTIFICATION, WHICH WAS SIGNED BY AND BETWEEN TRACTEBEL ENERGIA S.A. AND COMPANHIA ENERGÉTICA MERIDIONAL – CEM, AS SET FORTH BELOW:** (a) **TRACTEBEL ENERGIA S.A.**, a privately-held company, generator of electrical power in the condition of Independent Producer, with head office in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, no. 366, Centro, CEP 88015-110, registered under CNPJ/MF Corporate Taxpayers' Registry no. 02.474.103/0001-19, hereby under the form of its Bylaws, in accordance with Chapter VI, Article 27, through its undersigned legal representatives (hereinafter referred to simply as "**TRACTEBEL**" or "**MERGING COMPANY**"); and (b) **COMPANHIA ENERGÉTICA MERIDIONAL – CEM**, a privately-held company with a license to use a public asset for the generation of electrical power, in the condition of Independent Producer, with head office in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, n.° 366, Centro, CEP 88015-110, registered under CNPJ/MF Corporate Taxpayers' Registry no. 02.201.268/0001-17, hereby represented under the form of its Bylaws, through its undersigned legal representatives (hereinafter referred to simply as

"**CEM**" or "**MERGED COMPANY**"); have agreed and signed Amendment no. 01 of the Protocol for Incorporation of Shares and Corporation and Instrument of Justification executed on August 22, 2007, according to the following items, subsections and conditions: **1 – SUBJECT** - 1. It is the object of the Amendment hereby to proceed with the alteration of Subsections 6.1. and 6.2. of the Protocol for Incorporation of Shares and Corporation and Instrument of Justification. **2 – ALTERED ITEMS** - Subsections 6.1. and 6.2. will hereafter read as follows: "6.1. For the purpose of verification and assessment of the net equity of **CEM**, the undersigned parties of the instrument hereby agree to appoint, in the capacity of assessment company, **Deloitte Touche Tohmatsu**, with head office in the city of Sao Paulo, Sao Paulo state, registered under CNPJ/MF corporate taxpayers' registry no. 62.484.951/0001-30, and this appointment will be submitted for approval to the Extraordinary General Meeting of **TRACTEBEL** and **CEM** that will approve this instrument. It is important to mention that hereinafter such company has no conflict or communion of interests with the Parties or the shareholders. 6.2. The assessment company mentioned above will prepare a preliminary Assessment Report that will be made available to the shareholders of both companies in the form set forth in the meeting notices of the referent Extraordinary General Meetings. It is proposed hereby that the appointment of the assessment company be ratified at the Extraordinary General Meeting where the shareholders of **TRACTEBEL** and **CEM** will resolve the operation, subject of the Protocol hereby. On the same occasion, the assessment company will present the final version of the Assessment Report, which will be the object of examination and deliberation by the shareholders of both companies. **3 – FINAL PROVISIONS** - 1. All other items, subsections and conditions contained in the Protocol for Incorporation of Shares and Corporation and Instrument of Justification remain unaltered, ratified and in effect, clearly unchanged by this Amendment. 2. The Amendment is hereto incorporated and indivisible from the Protocol for Incorporation of Shares and Corporation and Instrument of Justification. In witness whereof, the Parties sign Amendment no. 1 hereby on 03 (three) copies of equal content and form in the presence of the 02 (two) undersigned witnesses for all legal and judicial effects. Florianópolis, March 10, 2008. **BY TRACTEBEL ENERGIA S.A.** – Manoel Arlindo Zaroni Torres - CEO - Luciano Flávio Andriani – Administrative Director – **BY COMPANHIA ENERGÉTICA MERIDIONAL - CEM** – Marc Jacques Zelie Verstraete – CFO – José Carlos Caudurro Minuzzo – Operations Director - **WITNESSES**: Luanda Santos – Osmar Osmarino Bento"; and "**REPORT OF STATUTORY AUDIT COMMITTEE** – The members of the Statutory Audit Committee of Tractebel Energia S.A., Newton de Lima Azevedo Junior, Paulo de Resende Salgado and Manoel Eduardo Lima Lopes, undersigned, in light of Material Fact, and after the analysis of the Protocol for Incorporation of Shares and Corporation and Instrument of Justification, the Assessment Report of the Net Assets of Companhia Energética Meridional S/A, prepared by Deloitte Touche Tohmatsu Auditores Independentes and Authoritative Resolution no. 1.211, of 01/22/08 of ANEEL, all referent to the merging of Companhia Energética Meridional-CEM into Tractebel Energia S/A, documents which integrate this report as an Attachment, and taking into consideration such documents, declare that the merging of Companhia Energética Meridional- CEM into Tractebel Energia S/A is in a condition to be discussed at the General Shareholders' Meeting of the company. Rio de Janeiro, March 7, 2008.- Newton de Lima Azevedo Junior - Paulo de Resente Salgado - Manoel Eduardo Lima Lopes ". **Item 4.** To approve the appointment of the company, Deloitte Touche Tohmatsu as appraiser of the shareholders' equity of CEM. Put to the vote, the shareholders, **by unanimous vote and**

without restrictions, approved *Deloitte Touche Tohmatsu as the assessment company of the assets of CEM.* **Item 5.** To examine and approve the Evaluation Report with respect to the operation for incorporation of CEM by Tractebel. After the detailed analysis of the report, the matter was put to the vote, and the shareholders, **by unanimous vote and without restrictions,** and after approving the Assessment Report of the Net Assets of Energética Meridional for the Full Merging into the holding company, Tractebel Energia S.A., issued on March 06, 2008 and signed by the representative of Deloitte Touche Tohmatsu Auditores Independentes and by Mr. Roberto Paulo Kenedi, accountant registered in the CRC Regional Accountants Council under no. 1RJ 081.401/O-5 "S" SC, whose conclusion was drawn up as follows: *"**CONCLUSION** – Based on the work performed, we concluded that the book value of the Net Assets of Companhia Energética Meridional S.A. is R$ 454,866 thousand (four hundred and fifty-four million, eight hundred and sixty-six thousand reais), on February 29, 2008, as shown in the attachment of this assessment report."* **Item 6.** To approve the total incorporation of CEM by Tractebel pursuant to the Protocol for Incorporation of Shares and Corporation and Instrument of Justification. Put to the vote, the shareholders, **by unanimous vote and without restrictions, approved** the full merging of Companhia Energética Meridional – CEM into Tractebel Energia S.A., as pursuant to the terms of the Protocol for Incorporation of Shares and Corporation and Instrument of Justification approved above. Therefore, Companhia Energética Meridional – CEM is declared extinct and all its assets and liabilities are absorbed by Tractebel Energia S.A., which will succeed CEM in all its assets, rights and obligations, including, but not limited to, property, brands, usage rights, registers, licenses, agreements, authorizations and concessions, without interruption. **Item 7.** To authorize Tractebel's Board of Executive Officers to practice all the acts necessary for the implementation of the operation of total incorporation of CEM by the Company. Put to the vote, the shareholders, **by unanimous vote and without restrictions, approved to authorize** the officers of Tractebel to practice all acts necessary for the performance of the full merging of Companhia Energética Meridional – CEM into Tractebel Energia S.A. by performing at all relevant Public Powers the due extinction of CEM, including, among other provisions, its withdrawal from the CNPJ Corporate Taxpayers' Registry and other tax registrations of the company, alter the registries and files at the relevant Real Estate Registry Office, in relation to the real estate assets of the company, cancel the registration of CEM as a publicly-traded company at the Brazilian Securities and Exchange Commission (CVM), without the public offer of shares, since CEM is a wholly-owned subsidiary of Tractebel Energia S.A., in conclusion, perform all the acts at any organ or entity, whether public or private, in particular at the boards of trade, needed to performing the merging of CEM into Tractebel Energia S.A. and its subsequent extinction. The Chairman informed those present that the shareholder Banco Clássico S.A., justifiably absent, sent a manifestation of Vote Statement, setting forth the following: VOTE STATEMENT – BANCO CLÁSSICO S.A., a corporate private sector entity, enrolled in the corporate taxpayers' register (CNPJ/MF) under number 31.597.552/0001-52, with registered offices and jurisdiction in the city and state of Rio de Janeiro at Av. Presidente Vargas, 463 / 13th floor, Centro, represented in this act, pursuant to Article 10 of its Bylaws, by its Directors JOSÉ PAIS RANGEL, Brazilian, married, lawyer, bearer of ID number 22.191-OAB/RJ, enrolled in the private taxpayers' register (CPF/MF) under number 239.775.667-68, and JOSÉ JOÃO ABDALLA FILHO, Brazilian, single, banker, bear of ID number RG 1.439.471 SSP/SP, enrolled in the private taxpayers' register (CPF) under number 245.730.788-00, resident and domiciled in the city of

Rio de Janeiro, in the position of minority shareholder, owner of 10% (ten percent) of the common shares issued by Tractebel Energia S.A., a corporate private sector entity with registered offices at Rua Antônio Dib Mussi, 366, in the city of Florianópolis, state of Santa Catarina, enrolled in the corporate taxpayers' register (CNPJ/MF) under number 02.474.103/0001-19, given the justified absence from the 21st Extraordinary General Meeting of Tractebel Energia S.A., which will be held on March 28, 2008 at 9:00 a.m. at the Company's registered offices, considering the items in the Agenda of the Day in the Convening Notice were exhaustively discussed at a meeting of the Board of Directors of the Company being unanimously approved by the Directors present, among which representatives of the minority shareholders: item 1 at the 82nd Meeting of the Board of Directors held on August 14, 2007; item 2 at the 86th Meeting of the Board of Directors held on December 13, the 2007; item 3 at 77th Meeting of the Board of Directors held on June 10, 2007, and items 4 and 6 at the 87th Meeting of the Board of Directors held on March 07, 2008, also in particular due to the conviction that (i) the proposal to alter the Bylaws means to improve the corporate practices of the company, enabling the Executive Board to make faster decisions; (ii) the merging operation of the subsidiary, Companhia Energética Meridional - CEM into Tractebel Energia S.A. because it will cut costs and make the management of the company faster and more secure; and (iii) the operation for the acquisition of the controlling interest of the company, Ponte de Pedra Energética S.A., because it means a good opportunity for business to the company and its shareholders, insofar as it expands its electrical power generating complex, manifests the VOTE STATEMENT hereby for the approval of the matter, for the reasons given above. Rio de Janeiro, March 27, 2008. JOSÉ JOÃO ABDALLA FILHO, CEO and JOSÉ PAIS RANGEL, Vice President. Also informed that DYNAMO ADMINISTRAÇÃO DE RECURSOS LTDA., representing the shareholders ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES, DYBRA FUNDO DE INVESTIMENTO EM AÇÕES, PUMA INVEST LLC, TNAD FUNDO DE INVESTIMENTO EM AÇÕES, CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO, SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES, FEBRA FUNDO DE INVESTIMENTOS EM AÇÕES, and DYNAMO V.C. ADMINISTRADORA DE RECURSOS LTDA., representing the shareholder DYNAMO PUMA II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, sent a manifestation of Vote Statement, setting forth the following: VOTE STATEMENT - DYNAMO ADMINISTRAÇÃO DE RECURSOS LTDA., CNPJ 72.116.353/0001-62, City Registry no. 01.412.310 and DYNAMO V.C. ADMINISTRAÇÃO DE RECURSOS LTDA., CNPJ 03.215.562/0001-40, City Registry no. 02.664.089, represented by the shareholders: Ascese Fundo de Investimento em Ações, CNPJ 07.046.169/0001-21; Dynamo Beton Fundo de Investimento em Ações, CNPJ 08.761.541/0001-44; Dynamo Cougar Fundo de Investimento em Ações, CNPJ 73.232.530/0001-39; Dybra Fundo de Investimento em Ações, CNPJ 08.639.942/0001-26; Puma Invest LLC, CNPJ 06.943.474/0001-53; e TNAD Fundo de Investimento em Ações, CNPJ 07.377.703/0001-82, Classe A Fundo de Investimento em Ações Previdenciário, CNPJ 05.364.399/0001-03; Febra Fundo de Investimentos em Ações, CNPJ 07.251.336/0001-76, and Samambaia IV Fundo de Investimento em Ações, CNPJ 07.190.635/0001-48, justifiably absent in the 21st Extraordinary General Meeting of Tractebel Energia, which will take place on March 23, 2008, at 9:00 a.m. at the Company's registered offices, considering the matters on the Agenda of the Day given the justified absence from the 21st Extraordinary General Meeting of Tractebel Energia S.A., which will be held on March 28, 2007 at 9:00 a.m. at the

Company's registered offices, considering the items in the Agenda of the Day in the Convening Notice were exhaustively discussed at a meeting of the Board of Directors of the Company being unanimously approved by the Directors present, among which representatives of the minority shareholders: item 1 at the 82nd Meeting of the Board of Directors of August 14, 2007; item 2 at the 86th Meeting of the Board of Directors held on December 13, the 2007; item 3 at the 77th Meeting of the Board of Directors held on June 10, 2007, and items 4 and 6 at the 87th Meeting of the Board of Directors held on March 07, 2008, also in particular due to the conviction that (i) the proposal to alter the Bylaw means to improve the corporate practices of the company, enabling the Executive Board to make faster decisions; (ii) the merging operation of the subsidiary, Companhia Energética Meridional - CEM into Tractebel Energia S.A. because it will cut costs and make the management of the company faster and more secure; and (iii) the operation for the acquisition of the controlling interest of the company, Ponte de Pedra Energética S.A., because it means a good opportunity for business to the company and its shareholders, insofar as it expands its electrical power generating complex, manifests the VOTE STATEMENT hereby for the approval of the matter, for the reasons given above. Rio de Janeiro, March 27, 2008. DYNAMO ADMINISTRAÇÃO DE RECURSOS LTDA. and DYNAMO V.C. ADMINISTRAÇÃO DE RECURSOS LTDA. ***Closing:*** Having concluded all items on the Agenda of the Day and since no member of the meeting wished to raise any other issues, the President thanked those present, declaring the work of the current General Shareholders' Meetings concluded, requesting that these Minutes be drafted, which, having been read and found correct, were signed by the President and by the shareholders present, representing more than 2/3 of the Company's voting capital, and by me as Secretary, making the necessary copies for all legal purposes. Florianópolis, March 28, 2008.

Presiding Officials:

Patrick Charles Clement Obyn
Chairman

José Moacir Schmidt
Secretary

Shareholders:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA

PATRICK CHARLES CLEMENT OBYN

JOSÉ MOACIR SCHMIDT

ANTONIO LIBENIR MARTINS

(Represented by the office Mesquita Pereira Advogados)
THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147
FIDELITY INVESTMENT TRUST LATIN AMERICA FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND

THE EMERGING MARKETS EQUITY INVESTIMENTS PORTFOLIO
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF
SCHWAB FUNDAMENTAL EMERGING MARKETS FUND
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS
THE TEXAS EDUCATION AGENCY
FIDELITY LATIN AMERICA FUND
SSGA EMERGING MARKETS FUND
FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND
RUSSEL INVESTMENT CO EMG MKTS FD
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND
IBM SAVINGS PLAN
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND
THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSORI
THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYDTEM OF MI
EATON VANCE STRUCTURED EMERGING MARKETS FUND
COLLEGE RETIREMENT EQUITIES FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
STICHTING PENSIOENFONDS METAAL EN TECHNIEK
THE ROYAL BANK OF SCOTLAND PLC AS
THE ROYAL BK OF SCOTLAND AND PLC
EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA IN
WILMINGTON MULTI-MANAGER INTERNATIONAL FUND
EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVE
BALENTINE INTERNATIONAL EQUITY FUND SELECT, L.P.
FUTURE FUND BOARD OF GUARDIANS
ISHARES MSCI BRAZIL (FREE) INDEX F
BARCLAYS GLOBAL INVESTORS N.A.
EMERGING MARKETS SUDAN FREE EQUITY
ISHARES MSCI BRIC INDEX FUND
FIDELITY FUNDS - LATIN AMERICA FUND
STATE OF CALIFORNIA PUBLIC EMPLOYEE
SCHRODER BRICS EQITY MOTHER FUND
OPPENHEIMER ABSOLUTE RETURN FUND
NORGES BANK
VANGUARD INVESTMENT SERIES, PLC
THE WELLCOME TRUST LIMITED
FRIST STATE GLOBAL EMERGING MARKETS LEADERS FUND

Member of the Statutory Audit Committee of the Company:

PAULO DE RESENDE SALGADO



Representative of BDO Trevisan Auditores Independentes:

LUÍS GUSTAVO BUDZIAK

Manoel Arlindo Zaroni Torres	Marc Verstraete
CEO	Finance and IR Diretor


Tractebel Energia
SUEZ


CEM
Companhia Energética Meridional

Tractebel Energia S.A.

A PUBLICLY HELD COMPANY– CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO THE MARKET

TRACTEBEL ENERGIA S.A. and COMPANHIA ENERGÉTICA MERIDIONAL - CEM, hereby announce to its shareholders and the market in general the approval by the extraordinary and ordinary general meetings as of today's date, of the corporation by Tractebel Energia of its wholly owned subsidiary, Companhia Energética Meridional – CEM, through the transfer of the shareholders' equity of CEM at book value.

In the light of the operation, Tractebel Energia's management has been authorized to take all the necessary measures to conclude the process, including the filing of the request with the Brazilian Securities and Exchange Commission - CVM for the cancellation of the registration of Companhia Energética Meridional – CEM as an open capital company.

Florianópolis, March 28, 2008.

Març Verstraete

Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br -
webmaster@tractebelenergia.com.br

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Pursuant to legal and statutory provisions, the shareholders of **TRACTEBEL ENERGIA S.A.** are hereby convened to an Extraordinary General Meeting to be held on March 28, 2008 beginning at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following Agenda of the Day:

1 To amend the Company's Bylaws to include the sole paragraph and its subsections to Article 19 and amend the wording in subsection VIII of the same article, to define the contracting competences with respect to the commercialization of electricity, the acquisition of fuels for the production of electricity and to the Contracts for the Use of the Transmission and Distribution System (CUST and CUSD), in accordance with the proposal approved in the 82nd Meeting of the Board of Directors of Tractebel Energia S.A., held on August 14, 2007;
2 Pursuant to Article 256, Paragraph 1 of Law 6,404/1976, to ratify the acquisition by its subsidiary, Energia América do Sul Ltda. ("EAS"), of the shareholding control of the company, Ponte de Pedra Energética S.A., in accordance with the resolution taken at the 86th Meeting of the Company's Board of Directors held on December 13, 2007;
3 To examine and approve the Protocol for Incorporation of Shares and Corporation and Instrument of Justification with respect to the operation of incorporation of Companhia Energética Meridional ("CEM") by Tractebel Energia S.A. ("Tractebel"), according to the resolution taken at the 77th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 10, 2007;
4 To approve the appointment of the company, Deloitte Touche Tohmatsu as appraiser of the shareholders' equity of CEM;
5 To examine and approve the Evaluation Report with respect to the operation for incorporation of CEM by Tractebel;
6 To approve the total incorporation of CEM by Tractebel pursuant to the Protocol for Incorporation of Shares and Corporation and Instrument of Justification;
7 To authorize Tractebel's Management Board to practice all the acts necessary for the implementation of the operation of total incorporation of CEM by the Company.

With respect to the matter cited in item 5, should the shareholders so require, the proceedings may be suspended for examination of the definitive version of the Evaluation Report. Pursuant to Article 135, Paragraph 3 of Law 6,404/1976, we wish to notify that the following documents are available at the Company's registered offices for inspection by the shareholders: (i) Proposal for amending the Company's Bylaws; (ii) the economic-financial Evaluation Report of the company, Ponte de Pedra Energética S.A., prepared pursuant to Article 256, Paragraph 1, of Law 6,404/1976; (iii) Share Purchase Contract signed between EAS, Skanska Infrastructure Development (Brasil) Participações Ltda. and Impregilo International Infrastructures N.V., as well as by Tractebel Energia S.A. in the position of joint guarantor of the undertakings assumed by EAS; (iv) Protocol of Incorporation of Shares and Corporation and Instrument of Justification and its amendment with respect to the operation for incorporation of CEM by Tractebel; and (v) the Preliminary Report of evaluation of the shareholders' equity of CEM. Pursuant to the appropriate legislation and Article 13 of the Bylaws, the shareholders shall substantiate their status as shareholders up to 72 (seventy-two) hours before the holding of the Meeting, by depositing the documents substantiating title to the shares of Tractebel Energia S.A., to be delivered at the Company's registered offices during business hours, care of Legal Matters O.U..

Florianópolis, March 13, 2008.

Maurício Stolle Bähr
Chairman of the Board of Directors


Tractebel Energia
suez

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

CALL NOTICE

Pursuant to legal and statutory provisions, the Shareholders of **TRACTEBEL ENERGIA S.A.** are invited to attend the Extraordinary and Ordinary General Meetings to be held cumulatively on April 8, 2008, beginning at 9:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following items on the Agenda of the Day:

1. EXTRAORDINARY GENERAL MEETING

1.1 Revalidation of the services contract signed between the Company and Suez-Tractebel S.A. approved by the Extraordinary General Meeting held on April 17, 2007 *(This item on the Agenda will be put to the vote of the minority shareholders, exclusively);* and

2. ORDINARY GENERAL MEETING

2.1 Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31, 2007;
2.2 Deliberate on the appropriation of the net income and the distribution of dividends;
2.3 Deliberate on the participation of the employees in the profits and results for the fiscal year 2007;
2.4 Deliberate on the global compensation of Management for the fiscal year 2008;
2.5 Elect the members of the Board of Directors and their alternates; and
2.7 Elect the members of the Fiscal Council and their alternates.

The minutes of the 87th Meeting of the Board of Directors which deliberated on the items 2.1 to 2.4 above, can be found at the disposal of the shareholders at the Company's registered offices and at the Company's website in the Internet (www.tractebelenergia.com.br)

Pursuant to the applicable legislation and Article 13 of the Bylaws, the shareholders shall substantiate their status as such at least 72 (seventy-two) hours before the Meetings are scheduled to be held, by delivering during business hours, documents corroborating their ownership of the shares of Tractebel Energia S.A. to the Company's registered offices to the attention of U.O Assuntos Jurídicos.

Florianópolis, March 24, 2008.

Maurício Stolle Bähr
Chairman of the Board of Directors


NOVO
MERCADO

ISE

IGC

itag

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366
Florianópolis - Santa Catarina – Brasil - CEP 88015-110
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001
www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br


Tractebel Energia
suez

TRACTEBEL ENERGIA S.A.
A Publicly Held Company
CNPJ 02.474.103/0001-19
NIRE 4230002438-4

ANNOUNCEMENT TO THE MARKET

TRACTEBEL ENERGIA S.A., a publicly held company, with its registered offices in the city of Florianópolis, state of Santa Catarina at Rua Antônio Dib Mussi, 366, enrolled in the corporate taxpayers' register (CNPJ) under number 02.474.103/0001-19 ("Tractebel"), in view of the extraordinary general meeting to be held on March 28 2008 for the purposes of, among other matters, ratifying the acquisition, by its subsidiary, **Energia América do Sul Ltda.**, enrolled in the corporate taxpayer's register (CNPJ) under number 02.695.010/0001-14, of the total capital stock of **Ponte de Pedra Energética S.A.**, enrolled in the corporate taxpayers' register (CNPJ) under number 02.877.212/0001-87 ("PPESA") ("Operation"), hereby announces to its shareholders and the market in general as to the procedures to be adopted by shareholders that may eventually dissent from the resolution with respect to the ratification of the Operation and that may wish to exercise right of withdrawal, pursuant to Article 256 of Law 6.404/76.

Withdrawal rights may only be exercised by shareholders that on December 13, 2007 were certified holders of shares issued by Tractebel, the date on which the Material Fact was announced with respect to the Operation. These shareholders must also substantiate their entitlement to the respective shares on the date of exercising withdrawal rights.

The shareholders that have withdrawal rights and wish to exercise them, shall expressly declare their intention to do so within a period of 30 (thirty) days as from the date of publication of the minutes of the said extraordinary general meeting. This declaration shall be formalized through a letter addressed to Tractebel, to the attention of the Financial and Investor Relations Director together with the following documents:

(a) evidence of entitlement to the shares on the aforementioned dates;
(b) in the case of a natural person, authenticated copies of the personal taxpayers' register enrollment card (CPF), identity card (RG) and proof of residence; and
(c) in the case of a corporate entity, authenticated copies of the bylaws/articles of association, the corporate taxpayers' register enrollment card (CNPJ) and, in addition, the personal taxpayers' register enrollment card (CPF) and identity card (RG) of the respective legal representatives.

The shareholders that exercise withdrawal rights shall be reimbursed for the value of their shares calculated on the basis of Tractebel's shareholders' equity at book value as of December 31, 2007, that is R$ 4.32 per share.

Reimbursement to the shareholders that exercise right of withdrawal shall be made in up to 10 (ten) days from the final date of the period for exercising right of withdrawal.

Florianópolis, March 26, 2008.

Marc Verstraete Finance and Investor Relations Director	Manoel Arlindo Zaroni Torres Chief Executive Officer

CNPJ/MF 02.474.103/0001-19 – NIRE 42300024384

MINUTES OF THE EIGHTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On March 7, 2008 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following members being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert, Jan Francisco Maria Flachet, Pierre Michel Philippe Chareyre, Luiz Antônio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira. Also present was the President of the Fiscal Council, Fiscal Councilor Newton de Lima Azevedo. The meeting was presided by the Chairman of the Board of Directors, director Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt should act as the meeting's secretary, the proposal being duly seconded by the other directors. Welcoming those present, the President called the meeting to order placing the matters on the **Agenda of the Day** in discussion as itemized in the **convening notice CA-01/2008** of February 29, 2008 as follows: **Item 1** – To approve the Management Report and the Financial Statements for the fiscal year 2007; **Item 2** – To deliberate on the allocation of the Net Income for the Fiscal Year and the distribution of dividends; **Item 3** – To deliberate on the proposal for participation of the employees in the Profits or Results for the fiscal year 2007; **Item 4** – To approve the Technical Feasibility Study prepared pursuant to CVM Instruction 371 of June 27, 2002; **Item 5** – To deliberate on the Proposal for Compensation of Management for the fiscal year 2008; **Item 6** – To approve the convening of the Extraordinary and Ordinary General Meetings; **Item 7** – To approve the Purchase Contract of diesel oil for the William Arjona TPP; **Item 8** – To approve the Electricity Purchase Contracts; **Item 9** – To approve the Amendment to the Protocol for Justification and Incorporation of Companhia Energética Meridional – CEM by Tractebel Energia S.A.; and **Item 10** - General Matters. After discussion of the matters on the agenda of the day, the President put the items on the Agenda of the Day to the vote, the Directors resolving as follows: **RESOLUTIONS:** **Item 1** – **Unanimously** approved, pursuant to DD-345-0012 of March 3, 2008, and the opinions of the Fiscal Council and the Independent Auditors, the Management Report and Financial Statements for the fiscal year ending December 31, 2007, the understanding of the Directors being that such documents adequately represent the numbers and results of the Company for the period; **Item 2** - **Unanimously** approved pursuant to DD 354-0012 of March 3, 2008, the proposal for Allocation of Retained Earnings and the distribution of dividends, to be submitted to the Ordinary General Meeting, according to the Financial Statements approved in the preceding item, for the following values: **a)** Legal Reserve - R$ 52,281,321.24; **b)** Distribution of Dividends and Interest on Shareholders' Equity for a total of R$ 993,345,103.55, made up as follows: **(i)** Interest on Shareholders' Equity credited during fiscal year 2007 (77th BDM of May 10, 2007 and the 85th BDM of December 5, 2007) - R$ 176,000,000.00; **(ii)** Interim Dividends declared during the fiscal year 2007 (82nd BDM of August 14, 2007) - R$ 360,066,578.47; and **(iii)** Complementary Dividends - R$ 457,278,525.08 corresponding to R$ 0.7005499732 per share; **Item 3** – The Company proposed, pursuant to DD-345-0009 of March 4, 2008, and filed at the Company's registered offices to be submitted for approval by the Ordinary

General Meeting, the value of up to R$. 13,470,000.00 (thirteen million, four hundred and seventy thousand Reais) for the payment to the employees in the form of Participation in Profits or Results – PLR, for the fiscal year 2007, to be distributed pursuant to the criteria under the Company Compensation System and Collective Labor Agreements; **Item 4** – **Unanimously** approved pursuant to DD-345-0003 of March 3, 2008 filed at the Company's registered offices, the Technical Feasibility Study for Recognition of Book Registration of a Deferred Fiscal Asset as at December 31, 2007, prepared pursuant to CVM Instruction 371 of June 27, 2002, and examined by the Company's Fiscal Council at a meeting held on this date; **Item 5** – **Unanimously** approved the values relative to the individual compensation of the Company's Management for the fiscal year 2008, according to the scale filed at the Company's registered offices, the global value of which shall be submitted for approval by the General Meeting, in addition, it being incumbent on the Company, as the case may be, to bear INSS, FGTS, Healthcare Insurance, Private Pension Plan, medical assistance and cost of living allowance expenses on the understanding that there shall be no accumulation of values in the event of an accumulation of positions by the same person; **Item 6** – **Unanimously** approved the convening of the Extraordinary and Ordinary General Meetings to deliberate on the matters which are incumbent upon them; **Item 7** – **Unanimously** approved pursuant to DD-344-0001 of February 12, 2008, the purchase of 42,000,000 liters of diesel oil for the operation of the William Arjona TPP, pursuant to the Contract UTWA.NAJL.08.44038, which the Company's Management Board is authorized to sign, as well as to adopt all the other acts which shall be necessary, ratifying those already practiced; **Item 8** – **Unanimously** approved and ratified, the electricity purchase contracts contained in the table presented, which is filed at the Company's registered offices, signed by the subsidiary, Tractebel Energia Comercializadora Ltda. *ad referendum* of the Company's Management Board and of this Board of Directors; **Item 9** – **Unanimously** approved, pursuant to DD-345-0005 of March 3, 2008 and filed at the Company's registered offices, Amendment 1 to the Protocol for Justification of Incorporation of Companhia Energética Meridional – CEM by Tractebel Energia S.A., the Company's Management Board being authorized to practice acts pursuant to this resolution. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, the Secretary, draft these minutes. The said minutes, having been subsequently read and found correct, were duly signed by the members of the Board of Directors present, including the President, and by myself as Secretary. Rio de Janeiro RJ, March 7, 2008.

Maurício Stolle Bähr
Director-President

Manoel Arlindo Zaroni Torres
Director

Dirk Beeuwsaert
Director

Victor-Frank de Paula Rosa Paranhos
Director

Jan Franciscus Maria Flachet
Director

Luiz Antônio Barbosa
Director

Pierre Michel Philippe Chareyre
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

Newton de Lima Azevedo
President of the Fiscal Council

José Moacir Schmidt
Secretary



TRACTEBEL ENERGIA announces a record net income of R$ 1,045.6 million in 2007

Generation also achieved its best performance ever

Florianópolis, SC, Brazil, March 7, 2008 – Tractebel Energia S.A. (Tractebel) - Bovespa: TBLE3, ADR: TBLEY -, the largest private sector electricity generating company in Brazil, announces earnings for the fourth quarter and twelve month period ending December 31, 2007 (4Q07 and 12M07). The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. The values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

• In 2007 Tractebel's generating complex broke all previous records in electricity generation with 33,858 GWh or 3,865 average MW, surpassing the previous record set in 2002 of 31,045 GWh or 3,544 average MW.

• Net consolidated revenue in 2007 amounted to R$ 3,043.4 million, 12.5% greater than 2006, reflecting an increase in exports to Argentina and higher prices for contracting energy.

• Sales contract average price in 2007, net of deductions, was 12.0% higher than 2006, leveraged by higher exports mentioned above. Discounting export business, the average price was still 9.6% higher than 2006.

• EBITDA reached a record R$ 1,857.3 million in the period, equivalent to an increase of 16.4% compared with 12M06, again a reflection of stronger exports and energy sales contract prices.

• Net income for the period, again a record, was R$ 1,045.6 million, corresponding to R$ 1.60 per share, therefore 6.8% more than net income reported for 2006.

• The Board of Directors approved the credit of interest on shareholders' equity for the second half of 2007 worth R$ 88.0 million, so as the credit of dividends relative to the same period worth R$ 457.2 million. Being that, the yearly payout reached 95% for the fifth time in a row.

• TBLE remained listed in the São Paulo Stock Exchange's (Bovespa) Corporate Sustainability Stock Index – ISE 2008, announced on November 26, 2007. The Company has been part of the index since Bovespa first established it.

• In December, the Institutional Investor magazine presented the Company with awards as Brazil's Top Shareholder-Friendly Company, Brazil's Top CEO and Brazil's Top CFO.

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Accumulated		
In Millions of Reais	4Q07	4Q06	Chg.	12M07	12M06	Chg.
Gross operating revenue	862.2	795.2	8.4%	3,364.7	3,005.1	12.0%
Net operating revenue (NOR)	781.8	714.9	9.4%	3,043.4	2,705.5	12.5%
Result from service (EBIT)	448.0	284.6	57.4%	1,628.2	1,386.6	17.4%
EBITDA (1)	505.4	336.8	50.1%	1,857.3	1,595.0	16.4%
EBITDA / NOR - (%)	64.6	47.1	17.5 p.p.	61.0	59.0	2.1 p.p.
Net income	301.1	188.8	59.4%	1,045.6	979.1	6.8%
Net debt	1,019.1	1,025.2	-0.6%	1,019.1	1,025.2	-0.6%
Energy sold (avg MW)	3,701	3,946	-6.2%	3,744	3,748	-0.1%
Number of employees	917	906	1.2%	917	906	1.2%

(1) EBITDA represents: operating results + financial results + depreciation and amortization + amortization of goodwill.

2007

For immediate release

Additional information may be obtained by contacting the Investor Relations dept.:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: (55 48) 3221-7221

Conference Call and Webcast
On 03/10/08: at 09:00 a.m. in Portuguese
at 11:00 a.m. in English
(both ET)

Further details on Upcoming Events section, available on page 14.

Visit our website
www.tractebelenergia.com.br


NOVO
MERCADO
BOVESPA BRASIL


ISE
Índice de
Sustentabilidade Empresarial


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Tractebel Energia
SUEZ

OPERATING PERFORMANCE

Generating Complex

With the acquisition of the Ponte de Pedra HPP on December 13, 2007, Tractebel Energia reasserted its intention of remaining Brazil's largest private sector electricity generating company, operating a complex of 7,153 MW made up of 14 plants (seven hydroelectric and seven thermoelectric plants). Twelve of these are wholly owned by the Company and two (the Itá and Machadinho hydroelectric plants) are partially owned through the medium of consortia.

Tractebel Energia's Generating Complex

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
Salto Santiago	Hydro	Iguaçu River (PR)	1,420	1,420
Salto Osório	Hydro	Iguaçu River (PR)	1,078	1,078
Passo Fundo	Hydro	Passo Fundo River (RS)	226	226
Itá	Hydro	Uruguai River (SC and RS)	1,450	1,127
Machadinho *	Hydro	Uruguai River (SC and RS)	1,140	404
Cana Brava	Hydro	Tocantins River (GO)	450	450
Ponte de Pedra**	Hydro	Correntes River (MT)	176	176
Total - Hydro			**5,940**	**4,881**
Complexo Jorge Lacerda ***	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**7,153**	**6,094**

(*) Considering the addition of 21.4 MW regarding the acquisition of stake in MAESA.
(**) Acquisition subject to approval by BNDES
(***) Complex comprised of 3 power plants.

Projects under Construction

New Projects

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
São Salvador	Hydro	Tocantins River (TO)	243	243
Estreito *	Hydro	Tocantins River (TO/MA)	1,087	435
Total			**1,330**	**678**

(*) Project to be transfered from SUEZ Energy South America - SESA in the 1st half 2008.

São Salvador. In 2Q07 Tractebel Energia acquired the total common and preferred shares issued by Companhia Energética São Salvador – CESS and owned by SUEZ Energy South America Participações Ltda. – SESA, representing 99.99% of the voting capital and 99.99% of the total capital of CESS. This company is the owner of the São Salvador hydroelectric concession, which has an installed capacity of 243.2 MW and 148.5 average MW of assured energy.

For this acquisition, Tractebel paid SESA R$ 304.0 million cash in local currency, to which will be added a further R$ 18.0 million should the starting date for payments relative to the use of public good charge (UBP) coincide with the beginning of the supply of electricity originally scheduled for 2011 in the Regulated Market Electricity Commercialization Contracts – CCEARs.

In October 2006 CESS sold this energy through the 3rd New Energy Auction to distributors that participate in the Regulated Contracting Environment – ACR, for a 30-year period, beginning January 2011. CESS also signed a contract in October with the consortium construction contractor for work to begin. Commercial operations are expected to begin in the first quarter of 2009.




Tractebel Energia
suez

Estreito. The Estreito Hydroelectric Power Plant, under construction on the Tocantins River on the boundary between the states of Tocantins and Maranhão, is one of the largest generation projects in Brazil and will have an installed capacity of 1,087 MW. The project is controlled by the Consórcio Estreito, composed of SESA, which holds a stake of 40.1%, Companhia Vale do Rio Doce with 30.0%, Alcoa Alumínio with 25.5% and Camargo Corrêa Energia with 4.4%.

In the new energy auction held on October 16, 2007, SESA sold 256 average MW output from this scheme at a price of R$ 126.57/MWh, deliveries to begin from 2012. Construction work is running to plan and the transfer of the project to Tractebel Energia is forecast to take place by the end of the first half of 2008.

Uptime Operating

In 4Q07 the plants operated by Tractebel Energia recorded 98.0% uptime, excluding scheduled stoppages, 99.9% in hydroelectric generation and 88.6% in thermoelectric generation.

Uptime for the year was also 98.0%, excluding scheduled stoppages. Including all programmed stoppages, global uptime was 93.0%, 94.8% in the case of hydroelectric and 85.0% for thermoelectric generation.

Production

4Q07 electric energy production at the power plants operated by Tractebel Energia was 9,783 GWh (4,431 average MW), a growth of 80.2% compared with 4Q06. Of the total generated, the thermoelectric plants were responsible for 1,622 GWh (735 average MW) and hydroelectric plants, 8,161 GWh (3,696 average MW), representing a significant year-on-year increase in output both from the thermoelectric plants of 56.3% and also the hydroelectric plants of 85.9%.

In the accumulated twelve-month period (12M07), total electricity production reached 33.858 GWh (3,865 average MW), 28,858 GWh (3,294 average MW) from the hydroelectric plants and 5,000 GWh (571 average MW) from thermoelectric sources. In 2007 the historical record for global generation was broken, with a growth of 58.6% compared with 2006 due to both notably improved hydrological conditions during 2007 in the case of the hydroelectric plants; and increase in the thermoelectric generation, enhanced by exports to Argentina.

Overall, the outstanding feature of these numbers is that despite additional load demand culminating in the annual generation record already mentioned, total plant uptime at Tractebel Energia remained at a high level, an indication of the degree of company plant reliability in spite of the intensity of the requirements made on the system.

It is worth mentioning that the increase or decrease in the hydroelectric generation from Tractebel assets do not lead necessarily to the enhancement or deterioration of the Company's economic and financial performance in the period under review. This is a consequence of the adoption of the Energy Reallocation Mechanism (MRE), which allows its members to mitigate the hydroelectric generation risks.

Regarding Tractebel's thermoelectric generation, its increase reduces the Company's exposure to the spot price (PLD), being the other way round also true, as long as the other variables do not change.

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, trading companies and free customers (large industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by providing tailor-made services, thus permitting the adaptation of energy purchases to the production processes of each customer.

In 2007 the number of free customers in the portfolio increased compared with 2006, reaching 27.6% of gross operating revenue and 33.9% of the physical sales, representing a year-on-year increase of 4.5 p.p. and 4.6 p.p., respectively.


Tractebel Energia
SUEZ


Breakdown of Customers by Physical Sales


30%
41%
37%
46%
1%
29%
43%
3%
34%
46%
4Q06
4Q07
12M06
12M07

Breakdown of Customers by Gross Revenues


24%
53%
29%
57%
2%
23%
54%
5%
28%
54%
4Q06
4Q07
12M06
12M07

■ Distribution Cos. ■ Trading Companies ▩ Free Customers ▢ Export

OUTLOOK AND STRATEGY

The Company has opted to maintain part of its available energy on a non-contracted basis as from 2011, when forecasts for the sector indicate a potential increase in prices.

Based on data of assured energy and contracts in force on December 31, 2007, Tractebel Energia's energy balance shows that the Company 's current resources, including acquisitions from third parties, is almost entirely contracted through 2010.

Energy Balance

(avg MW)	2008	2009	2010	2011	2012	2013	Auction Gross Price (R$/MWh)	Reference Date	Gross Price Adjusted as of Dec 31, 2007 (R$/MWh)
Own Resources	3,127	3,292	3,327	3,514	3,551	3,551			
+ Purchases for Resale	459	466	608	278	161	265			
= Total Resources (A)	3,586	3,758	3,935	3,792	3,712	3,816			
Government Auction Sales*	160	1,034	1,234	1,382	1,638	1,638			
2004-EE-2007-08	10	10	10	10	10	10	70.9	Dec-04	78.9
2005-EE-2008-08	150	150	150	150	150	150	81.6	Apr-05	88.3
2005-EE-2009-08	-	381	381	381	381	381	94.0	Oct-05	102.2
2005-NE-2010-30	-	-	200	200	200	200	115.1	Dec-05	124.0
2006-NE-2009-30	-	493	493	493	493	493	128.4	Jun-06	135.9
2006-NE-2011-30	-	-	-	148	148	148	135.0	Nov-06	142.1
2007-NE-2012-30	-	-	-	-	256	256	126.6	Jun-07	129.9
+ Bilateral Sales	3,416	2,684	2,494	1,648	1,411	1,138			
= Total Sales (B)	3,576	3,718	3,728	3,030	3,049	2,776			
Balance (A - B)	10	40	207	762	663	1,040			
Sales average net price (R$/MWh)*1:	92.0	92.6	95.3						
Purchases average net price (R$/MWh)*2:	71.8	86.4	92.2						

* XXXX-YY-WWW-ZZ, where:
XXXX ⇨ year of auction
YY ⇨ EE = existing energy or NE = new energy
WWWW ⇨ year of delivery start
ZZ ⇨ supply contract duration (in years)

*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D).
*2: Purchase net price, considering benefits from PIS/COFINS credits.

Note: The balance refers to the settlement point. It considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively, besides that from Ponte de Pedra HPP from April 2008 on.




Tractebel Energia
SUEZ

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Operating Revenue

As from January 2007 revenue from the supply of electric energy has been recognized net of ICMS, in the case this sales tax applies to a special regime known as tax replacement on interstate sales operations. Up to December 31, 2006, the tax had been incorporated in the account group "Deductions from operating revenue". In order to facilitate comparative analysis between the periods under review, gross operating revenue and respective deductions relative to 4Q06 were reclassified, the figures changing respectively from R$ 811.3 million and R$ 96.4 million to R$ 795.2 million and R$ 80.3 million. In fiscal year 2006 the values for the same account groups were changed respectively from R$ 3,060.7 million and R$ 355.2 million to R$ 3,005.1 million and R$ 299.6 million.

Gross operating revenues for 4Q07 was R$ 862.2 million, 8.4% higher than for the same period in 2006, principally reflecting the increase of 13.7% in the average price of energy sold and offsetting the reduction of 6.2% in the amount of energy sold in this quarter. Revenue from sales to the wholesale market reached R$ 606.1 million, 1.7% more than recorded in 4Q06, and sales to end consumers were R$ 253.1 million, representing growth of 34.7% against the same quarter in 2006, a reflection of the Company's drive to expand its free customer base.

Consolidated sales in 4Q07 totaled 8,171 GWh (3,701 average MW), a reduction of 6.2% compared with the 8,713 GWh (3,946 average MW) sold in the same period in 2006. This fall was largely occasioned by a reduced volume of trading operations during the quarter.

Sales Volume - aMW


3,946
3,701
3,748
3,744
4Q06
4Q07
12M06
12M07

In the fiscal year 2007 gross operating revenue reached R$ 3,364.7 million, 12.0% higher than registered in 2006 - R$ 3,005.1 million. This was due to the increase in average sales price for energy of 12.0%, principally in the case of free consumers, and by the higher price and volume of exports for meeting energy demands from Argentina. In 2007 the quantity of energy sold remained at the same level as 2006, equivalent to approximately 3,740 average MW.

Deductions from Operating Revenue

Deductions from gross operating revenue relate principally to sales tax payments (PIS, COFINS and ICMS) and values deducted from revenue to be invested in research and development projects – R&D.

In 4Q07 these deductions at R$ 80.3 million showed little significant modification in relation to the same quarter in 2006. However, when broken down, the variations were as follows:

- **Taxes and contributions on revenue** – increased by R$ 3.7 million in 4Q07 due to a combination of growth in energy sales revenue accompanied by a reduction in the ICMS sales tax resulting from changes to the organizational structure of the subsidiary, Tractebel Energia Comercializadora Ltda., since June 2007. As a result, ICMS charged on electricity supply sales to end consumers in São Paulo, previously recorded as "ICMS deducted from revenue", is now collected on a tax replacement basis and deducted directly from sales revenue from end consumers.




Tractebel Energia
SUEZ

- **Research and Development - R&D** – were reduced by R$ 3.6 million in 4Q07 principally due to changes in procedures for setting the base for the calculation of R&D.

For fiscal year 2007 deductions were R$ 321.3 million, 7.2% higher than in 2006, which was R$ 299.6 million. This year-on-year increase was mainly due to the increase in sales taxes amounting to R$ 23.7 million as commented above.

Net Operating Revenue

In 4Q07 net operating revenue reported a 9.4% improvement compared with the same quarter 2006, increasing from R$ 714.9 million to R$ 781.8 million.

In fiscal year 2007 net revenue reached R$ 3,043.4 million, 12.5% higher than the R$ 2,705.5 million recorded in 2006.

The increases reported in these periods are largely a reflection of the variations in the average price of energy sales as previously mentioned.

The average price of energy sales, net of deductions on gross operating revenue, amounted to R$ 91.49/MWh in 4Q07, 13.7% up on the price prevailing in 4Q06, which was R$ 80.45/MWh and the result of the increase in price and volume of energy sales to free customerss.

For the accumulated 12M07 period, net sales price rose from R$ 80.96/MWh in 2006 to R$ 90.65/MWh in 2007, representing growth of 12.0% due to the increase in price and volume of energy sales to free customers and exported to Argentina.


Net Operating Revenue - R$ million
715
782
2,706
3,043
4Q06
4Q07
12M06
12M07
Average Net Price - R$/MWh
80.5
91.5
81.0
90.7
4Q06
4Q07
12M06
12M07

Costs of Electric Energy and Services

Cost amounted to R$ 244.3 million in 4Q07, a decline of 29.8% on the value of 4Q06, which was R$ 347.8 million. In the fiscal year 2007, costs remained practically unchanged relative to 2006, totaling R$ 1,069.8 million in 12M07 and R$ 1,081.4 million in 12M06. These changes reflect mainly the following elements:

- **Third party energy purchases:** an increase of R$ 7.9 million in 4Q07 due to higher energy purchasing prices for resale, despite the lower volume acquired. For the accumulated period 2007, there was a reduction of R$ 19.7 million due to the smaller quantities of energy bought for resale in 1Q07 and 3Q07.

- **Transactions channeled through the Energy Trading Board - CCEE:** reduction of R$ 132.5 million in 4Q07 and R$ 99.6 million in 12M07, largely a combination of the following factors: (i) a decrease of R$ 129.5 million in 4Q07 and R$ 102.3 million in 12M07, principally due to lower exposure to the CCEE, in the light of impacts from the process of monthly allocation of annual assured energy from the hydroelectric power plants, compared with the same period in 2006; (ii) an increase of R$ 14.2 million in 4Q07 and R$ 61.4 million in 12M07 of revenues from the Energy Reallocation Mechanism (MRE) due to the greater dispatch levels from the hydroelectric power plants required by the




Tractebel Energia
SUEZ

National Electricity System Operator (ONS); and (iii) a reduction of R$ 7.8 million in 4Q07 and R$ 57.4 million in 12M07 in revenues due to reduced dispatch from the William Arjona Thermoelectric Power Plant (WATPP) following the upgrading of transmission lines in the Campo Grande (MS) area, as from November 2006.

- **Fuel Expenses:** reduction of R$ 4.1 million in 4Q07, due to WATPP's lower consumption of natural gas, the result of a reduction in plant generation activity following the suspension of gas supplies by Petrobras on November 1, 2007. Conversely, in 12M07 there was an increase of R$ 24.9 million basically reflecting a combination of the following factors: (i) a decrease of R$ 46.9 million due to the lower demand for gas caused by the reduction of dispatch levels from the WATPP following the upgrading in transmission lines and cuts in gas supplies in 4Q07, mentioned above; and (ii) an increase of R$ 72.6 million in the consumption of coal to meet greater demand for energy exports to Argentina, particularly in 3Q07.

- **Financial compensation for the use of water resources:** growth of R$ 14.9 million in 4Q07 and R$ 51.4 million in 12M07 due to the significant increase in the dispatch of energy from the hydroelectric plants by the ONS as compared with 2006 when southern Brazil suffered a severe drought. This was partially offset by enhanced MRE revenue, as above mentioned.

- **Depreciation and amortization:** an increase of R$ 5.7 million in 4Q07 and R$ 21.4 million in 12M07 due to reevaluation of the lifespan of certain hydroelectric plant assets, as from January 2007.

Selling Expenses

Selling expenses are largely made up of overheads for the use of and connection to the electricity grid and totaled R$ 55.7 million in 4Q07, in line with the R$ 54.1 million recorded for the same period in 2006. For the fiscal year 2007 these expenses amounted to R$ 216.7 million, 3.1% more than in 2006, due to an increase in charges for the use of the grid through the intermediary of an annual tariff increase as well as payroll expenses.

General and Administrative Expenses

General and administrative expenses increased 4.6%, from R$ 32.3 million in 4Q06 to R$ 33.8 million in 4Q07. Not considering the 2006 non-recurring expenses of R$ 9.1 million with respect to the obligatory refunding of an additional tariff, previously charged to customers for offsetting differences in PIS and COFINS levies, these expenses in 2007 were 4.7% higher, totaling R$ 130.1 million. The increases were mainly due to annual wage increases and recognition in 2007 of the provision for management bonuses and for the voluntary severance program (PDV) implemented by the Company.

Net Reversal of Operational Provisions

In 4Q07 there was a R$ 1.8 million increase in provisions compared with the same period for the preceding year, in large part the result of recognition of new civil liability provisions and constitution and reversals of labor, tax and post-employment benefit provisions.

In the 2007 fiscal year the constituted provision was R$ 2.2 million. On the other hand in 2006, the reversal of R$ 11.5 million was principally the result of a reversal of a civil liability provision of R$ 22.0 million and the constitution of a provision for payment of post-employment benefits of R$ 7.9 million.

Favorable Outcome to Legal Suit

In 4Q07 the Company recognized a R$ 3.7 million gain following a final decision not subject to appeal with respect to the reduction rate for retention of occupational accident insurance. In 4Q06 the Company won a court action worth R$ 5.8 million, with respect to a declaratory action for the improper payment of guarantee insurance in an international tender bid for the importing of energy from Argentina.

In 2006 the Company reported gains in legal actions totaling R$ 94.5 million. This amount included the R$ 5.8 million mentioned above and R$ 88.7 million following a final decision not subject to appeal with respect to the elimination of the calculation basis for PIS and COFINS contributions.



EBITDA and EBITDA Margin

Reflecting the results of the above, 4Q07 EBITDA reached R$ 505.4 million, an increase of 50.1% compared to R$ 336.8 million in 4Q06. While the EBITDA margin in 4Q06 was 47.1%, in 4Q07 it increased to 64.6%.

In the fiscal year 2007 EBITDA was R$ 1,857.3 million, 16.4% more than 2006, when this item reported R$ 1,595.0 million. EBITDA margin in 2007 reached 61.0% as against 59.0% in 2006.

EBITDA (R$ million) and EBITDA Margin (%)


1,857
64.6%
1,595
47.1%
505
337
4Q06
4Q07
12M06
12M07
EBITDA
EBITDA Margin

Financial Result

Financial income: in 4Q07 financial income increased by R$ 5.4 million compared with the same quarter in 2006, mainly due to increased financial investments, a reflection of a greater availability of resources for investment during the period.

In the fiscal year as a whole, financial income decreased by R$ 7.1 million, as the increase in income on financial investments and monetary restatement on judicial deposits during fiscal year 2007 was below the recognition in 2006 of non-recurring financial income relative to extraordinary interest on installment debt receivables for energy sales and lawsuits decided in favor of the Company.

Financial expenses: in 4Q07 financial expenses increased R$ 5.3 million compared with the same period in 2006 due to the following factors: (i) an increase in foreign exchange gains on loans and financing, net of the currency hedge operation, in the amount of R$ 11.4 million, due to the greater depreciation in the basket of currencies comprising the debt in relation to the Real; (ii) an increase in monetary restatement on debt, in the amount of R$ 12.1 million, principally due to the issuance of debentures in 2Q07 indexed to the IPCA and the greater variation of the IGP-M in this quarter compared with 4Q06; and (iii) an increase of R$ 4.8 million in expenses with charges on operating provisions. This reflected the reversal of interest on the tax contingency for an adjusted estimate in the amount of R$ 5.0 million, an event that was not repeated in 4Q07.

In the fiscal year 2007 these financial expenses reported a decrease of R$ 28.6 million in relation to 2006 mainly due to a combination of the following effects: (i) a decrease of R$ 11.1 million in interest on loans, financing and debentures, due to the reduction of the TJLP (Long Term Interest Rate), SELIC (basic rate of interest) and CDI (Interbank Interest Rate) and the gradual reduction in debt in line with amortizations over the period; (ii) a growth of R$ 33.5 million in revenue from foreign exchange gains on loans and finance, net of the result from the foreign exchange hedge operation, given the higher depreciation of the basket of currencies comprising the debt against the Real; and (iii) a year-on-year increase of R$ 17.5 million in monetary restatement on debt due to the increase in the IGP-M.




Tractebel Energia
SUEZ

Non-Operating Results

The decrease of R$ 14.1 million in expenses between the comparative quarters is due to equipment write off in 4Q06, a reflection of systems modernization at some of the Company's plants at a cost of R$ 13.1 million.

The year-on-year variation R$ 4.4 million is largely due to the writing off of equipment as commented and the effects of the sale of 33.34% of the Jacuí Project, in 2006.

Income Tax and Social Contribution

The increase of R$ 65.4 million in 4Q07 compared with the same period in 2006 is largely due to the increase of R$ 60.6 million in income tax and social contribution on increased income before tax, as explained in the factors already commented upon.

There was an increase of R$ 191.9 million in fiscal year 2007 due mainly to: (i) an increase of R$ 87.8 million in income before tax; (ii) higher income tax and social contribution payments of R$ 12.6 million, due to a lower credit of interest on shareholders' equity in 2007 compared with 2006; and (iii) recognition of an extraordinary tax gain of R$ 87.1 million in 2006, due to the effects of the sale of 33.34% of the Jacuí Project.

Net Income

In 4Q07 net income was R$ 301.1 million, 59.4% higher than the R$ 188.8 million for the same period in 2006, a reflection of factors already mentioned. Particularly notable was that 4Q07 net income had a positive impact of R$ 87.5 million, net of income tax and social contribution, due to a decrease in expenses on Energy Trading Board (CCEE) transaction, in turn, due to the optimization of hydroelectric resources allocation as mentioned in the item "Transactions channeled through the CCEE".

In the fiscal year 2007 net income item was R$ 1,045.6 million, 6.8% more than the preceding year, which was R$ 979.1 million, representing R$ 1.60 per share. Excluding non-recurring events in 2006, i.e. lawsuits decided in favor of the Company and the effects arising from the sale of the Jacuí Project, net income for the year in review would have been 28.9% higher than recorded in 2006.


Net Income - R$ million


189
301
979
168
1,046
4Q06
4Q07
12M06
12M07
Non-recurring





Tractebel Energia
SUEZ

Debt

The Company's net debt as at December 31, 2007 (total debt less cash and cash equivalents and the result of swap operations) was R$ 1,019.1 million compared to R$ 1,025.2 million at the end of 2006.

Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,813.2 million on December 31, 2007, a 41.9% increase compared with the position as at December 31, 2006. Of the total debt at the end of the period, 16.5% was foreign currency denominated (30.4% at the end of 4Q07).

Growth in Company debt reflects the R$ 350.0 million debenture issue in 2Q07. This issue was four times oversubscribed and was placed in the market at IPCA plus 7% p.a., with a seven-year maturity. In addition, in 2007 the Company raised a loan from the Brazilian National Development Bank - BNDES and its financial agents for R$ 570.2 million for funding investments in the São Salvador Hydroelectric Power Plant. The amount made available up to December 31, 2007 was R$ 392.7 million.



Performance of Net Debt - R$ million
1,025
1,019
12/31/2006
12/31/2007
Composition of Total Debt - R$ million
1,278
389
1,813
299
12/31/2006
12/31/2007
Local Currency
Foreign Currency



Maturity Term Loans - R$ million
147
31
105
22
191
16
257
16
219
12
190
8
148
4
257
104
87
2008
2009
2010
2011
2012
2013
2014
from 2015 to 2023
2024
Local Currency
Foreign Currency




Tractebel Energia
SUEZ

Capital Expenditures

As from the second quarter 2007, the Company has begun investments in the construction of the São Salvador Hydroelectric Power Plant with BNDES financing. These investments amounted to R$ 305.1 million in 2007. In addition, capital expenditures dedicated to plant maintenance and modernizing amounted to R$ 74.3 million, 7.7% greater than in 2006.

Accumulated investments in 2007 reached R$ 379.4 million, a value significantly greater than the R$ 69.0 million outlay in 2006, again principally a reflection of investments in the São Salvador Hydroelectric Power Plant.

Payout

On December 5, 2007 the Board of Directors approved the credit of interest on shareholders' equity for the second half of 2007 worth R$ 88.0 million, corresponding to R$ 0.1348158600 per share. Additionally, on March 7, 2008 the Board approved the credit of dividends relative to the same period worth R$ 457.2 million, or R$ 0.7005499732 per share.

The total net income distributed to shareholders in 2007 amounted to R$ 993.3 million: R$ 817.3 million in the form of dividends and R$ 176.0 million as interest on shareholders' equity, representing a payment proposal of 95% of net income for the fiscal year, or R$ 1.5218031188 per share. Being that, for the fifth time in a row the yearly payout reaches 95%.

SUSTAINABILITY: COMMITMENT AND CERTIFICATIONS

Tractebel Energia operates according to the principles of sustainable development, respecting the balance of environmental, social and economic dimensions in all its businesses. The guidelines that form the bedrock to the Company's plans for environmental management are contained in the Environmental Code, which governs compliance with environmental protection agency regulations as well as the interaction with the communities that live adjacent to the plants by cooperating to ensure improvement in their quality of life.

All Tractebel plants are NBR ISO 9001 and NBR ISO 14001 certified. The objective of NBR ISO 9001 certification is to improve internal procedures and upgrade company products and services. NBR ISO 14001 is a standard for governing environmental management systems, designed to reconcile environmental protection and prevention of pollution with the socio-economic growth of the companies.

Thanks to this permanent commitment, the Company remained listed in Bovespa's (São Paulo Stock Exchange) Corporate Sustainability Stock Index (ISE), a portfolio of shares of companies considered sustainable over a long-term horizon and with an excellent performance in financial, social, environmental and corporate governance practice aspects.

In 3Q07 the Management Board of Tractebel Energia established a Sustainability Committee for enhancing the Company's operations as a partner and catalyst for economic, social and environmental development in the locations where it has a presence and in accordance with its values which are professionalism, sense of partnership, team work, creation of value, respect for the environment and ethics.




Tractebel Energia
SUEZ

CORPORATE GOVERNANCE

Tractebel Energia became a member of Bovespa's Novo Mercado on November 16, 2005, underscoring the Company's commitment to best corporate governance practice.

The Bylaws have been adapted to comply with the new rules and procedures of the Novo Mercado's Listing Regulations. The Company's Board of Directors is now made up of nine members, one of which represents the employees and two who are independent directors. With the exception of the employees' representative, all are elected by a General Shareholders' Meeting. A non-permanent Fiscal Council, which is independent of management and the Company's outside auditors, is responsible for supervising management acts and examining and opining on the financial statements.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formally responsible individuals for ethical issues, which are also monitored through organizational surveys.

In addition to Novo Mercado regulations, Tractebel Energia complies with the precepts of the Sarbanes-Oxley act, the purpose of which is to combat unethical conduct and make the financial statements more reliable.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.

In December 2007 the Institutional Investor magazine presented the Company with awards as Brazil's Top Shareholder-Friendly Company, Brazil's Top CEO and Brazil's Top CFO. These accolades were granted on the basis of the performance of 115 Brazilian domestic and multinational institutions.

CAPITAL MARKETS

Since its listing on Bovespa's Novo Mercado, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US Over-The-Counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.




Tractebel Energia
SUEZ

Share Performance – TBLE3

In 2007 TBLE3 appreciated 23.1%, while the Ibovespa, a stock index reflecting the performance of the most liquid securities in the Brazilian market, increased 43.7%. The IEE, which represents the consolidated performance of the electricity sector's shares as a whole, depreciated 23.7%. In 4Q07, the Company's shares registered a depreciation of 5.5% against an appreciation of 0.6% and 5.7% in the IEE and Ibovespa, respectively.

The Company's shares were traded on all the days the Stock Exchange was open for business in 2007, the average daily trading volume for the year being R$ 15.6 million, a 90.0% increase in volume compared with 2006.

On December 31, 2007 the Company's shares were quoted at R$ 21.30/share, representing a market capitalization equivalent to R$ 13.9 billion.


TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 12/31/2006)
160
150
140
130
120
110
100
90
80
70
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Ibovespa = 63,886
IEE = 17,305
TBLE3 = R$21.30
TBLE3
IEE
Ibovespa




Tractebel Energia
SUEZ

UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss the earnings results:

Conference Call with Webcast
(in Portuguese)
Date: March 10, 2008.
Time: 9:00 a.m. (ET) / 10:00 a.m. (Brasília time)
Telephones for connection:
Participants in Brazil: (11) 4688.6301
Password for participants: Tractebel

Conference Call with Webcast
(in English)
Date: March 10, 2008.
Time: 11:00 a.m. (ET) / 12:00 noon (Brasília time)
Telephones for connection:
Participants in Brazil: (55 11) 4688.6301
Participants in USA: (1 800) 860.2442
Participants in other countries: (1 412) 858.4600
Password for participants: Tractebel

The links for access will be available on the Company's website (www.tractebelenergia.com.br), at the Investors section. Replay available from March 10 to March 18, 2008. Access by calling (55 11) 4688-6312, code 114.

Meetings with Analysts

Florianópolis
Date: March 12, 2008
Time: 6:30 p.m. (Brasília time)
Venue: Hotel Majestic Palace – Room Ritz I

São Paulo
Date: March 13, 2008
Time: 12:30 a.m. (Brasília time)
Venue: Hotel Intercontinental – Room Giorgi

Rio de Janeiro
Date: March 13, 2008
Time: 6:00 p.m (Brasília time)
Venue: Pestana Hotel – Room Mauá

Porto Alegre
Date: March 14, 2008
Time: 12:30 a.m. (Brasília time)
Venue: Hotel Plaza São Rafael – Salão Nobre

Belo Horizonte
Date: March 18, 2008
Time: 6:00 p.m. (Brasília time)
Venue: Mercure BH Lourdes Hotel – Room Copérnico

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can effect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.





Tractebel Energia
SUEZ

ATTACHMENT I

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
Assets	**12/31/2007**	**12/31/2006**
Current Assets	**1,264,351**	**792,052**
Cash and cash equivalents	25,170	23,593
Securities	768,921	233,247
Resources subject to payment of obligations	-	21,643
Consumers, concessionaires and holder of permissions	349,906	358,002
Taxes and social contributon recoverable	11,169	26,707
Warehouse	50,068	23,623
Pledges and restricted deposits	19,785	53,947
Deferred assets	12,160	21,351
Advances to suppliers	4,067	3,022
Others	23,105	26,917
Non Current Assets	**5,333,739**	**4,747,057**
Long Term Assets	**499,546**	**449,210**
Concessionaires and holders of permission	4,548	16,063
Taxes and social contributon to offset	24,183	13,124
Pledges and restricted deposits	32,330	29,422
Deposits in court	150,679	131,331
Disposal of assets and rights	81,315	68,565
Deferred assets	204,015	188,489
Others	2,476	2,216
Permanent Assets	**4,834,193**	**4,297,847**
Investments	113,407	36,873
Property plant and equipment	4,612,826	4,148,898
Intangible	75,492	77,310
Deferred	32,468	34,766
Total	**6,598,090**	**5,539,109**




Tractebel Energia
SUEZ

ATTACHMENT II

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
Liabilities	**12/31/2007**	**12/31/2006**
Current Liabilities	**1,479,796**	**1,246,812**
Suppliers	273,911	239,319
Dividends and interest on shareholder´s equity	532,997	478,043
Loans and financing	121,024	306,079
Debentures	56,560	37,834
Taxes and social contribution	341,396	45,870
Estimated obligations	33,073	28,650
Derivatives	-	4,526
Research and development (R&D) program obligations	46,574	35,135
Provision for contingencies	10,336	11,206
Post-employment benefits	18,450	20,369
Others	45,475	39,781
Non Current Liabilities	**2,301,441**	**1,527,726**
Long Term Liabilities	**2,301,441**	**1,527,726**
Loans and financing	970,731	610,251
Debentures	664,919	323,344
Taxes and contributons payable in installments	12,203	5,383
Estimated obligations	2,794	653
Provision for contingencies	68,040	56,289
Concessions payable	234,188	201,546
Post-employment benefits	310,333	293,725
Deferred fiscal liabilities	36,535	36,535
Others	1,698	-
Shareholders' Equity	**2,816,853**	**2,764,571**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	279,392	227,110
Total	**6,598,090**	**5,539,109**




Tractebel Energia
SUEZ

ATTACHMENT III

TRACTEBEL ENERGIA S.A.

CONSOLIDATED INCOME STATEMENT

In Thousand Reais	4Q07	4Q06	Chg. %	12M07	12M06	Chg. %
Gross Operating Revenue	862,184	795,167	8.4	3,364,716	3,005,108	12.0
Deductions from operating revenue	(80,347)	(80,261)	0.1	(321,289)	(299,576)	7.2
Net Operating Revenue	781,837	714,906	9.4	3,043,427	2,705,532	12.5
Eletric Energy and Service Costs	(244,298)	(347,787)	-29.8	(1,069,820)	(1,081,392)	-1.1
Electric energy purchased from third-party	(87,172)	(79,287)	9.9	(267,652)	(287,404)	-6.9
Transactions conducted through the CCEE	(7,969)	(140,499)	-94.3	(181,709)	(281,313)	-35.4
Fuel expenses	(10,924)	(14,961)	-27.0	(126,960)	(102,070)	24.4
Financial compensation for use of water resources	(25,797)	(10,867)	137.4	(89,756)	(38,326)	134.2
Personnel	(25,939)	(22,804)	13.7	(89,370)	(82,318)	8.6
Depreciation and amortization	(55,221)	(49,524)	11.5	(219,117)	(197,743)	10.8
Costs of services rendered	(3,613)	(3,033)	19.1	(10,830)	(10,254)	5.6
Others	(27,663)	(26,812)	3.2	(84,426)	(81,964)	3.0
Gross Income	537,539	367,119	46.4	1,973,607	1,624,140	21.5
Operating Expenses	(89,557)	(82,569)	8.5	(345,407)	(237,494)	45.4
Selling expenses	(55,696)	(54,122)	2.9	(216,757)	(210,149)	3.1
General and administrative expenses	(33,825)	(32,343)	4.6	(130,121)	(133,300)	-2.4
Reversal of operational provisions, net	(3,736)	(1,919)	94.7	(2,229)	11,453	-
Favorable ruling on lawsuit	3,700	5,815	-36.4	3,700	94,502	-96.1
Service Income	447,982	284,550	57.4	1,628,200	1,386,646	17.4
Result of corporate participations	(1,687)	(1,686)	0.1	(6,747)	(6,446)	4.7
Amortization of goodwill	(1,687)	(1,686)	0.1	(6,747)	(6,746)	-
Equity income	-	-	-	-	300	-
Net Financial Income (Expenses)	(40,271)	(40,378)	-0.3	(134,653)	(156,208)	-13.8
Financial income	26,628	21,256	25.3	100,602	107,666	-6.6
Financial expenses	(66,899)	(61,634)	8.5	(235,255)	(263,874)	-10.8
Operating Income	406,024	242,486	67.4	1,486,800	1,223,992	21.5
Non-operating income (loss)	(162)	(14,284)	-98.9	(1,462)	2,985	-
Income Before Taxes	405,862	228,202	77.9	1,485,338	1,226,977	21.1
Income tax	(76,688)	(28,533)	168.8	(321,552)	(156,297)	105.7
Social contribution	(28,109)	(10,844)	159.2	(118,159)	(91,534)	29.1
Net Income for the Period	301,065	188,825	59.4	1,045,627	979,146	6.8
EBITDA	505,444	336,845	50.1	1,857,319	1,595,011	16.4
Net Income per share	0.4612	0.2893	59.4	1.6019	1.5001	6.8




Tractebel Energia
SUEZ

ATTACHMENT IV

TRACTEBEL ENERGIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	4Q07	4Q06	12M07	12M06
Operating Activities				
Net income for the year	301,065	188,825	1,045,627	979,146
Expenses (revenues) that do not affect cash:				
Depreciation and amortization	57,465	52,264	229,119	208,364
Amortization of goodwill	1,687	1,686	6,747	6,746
Net monetary variations	1,738	2,223	(16,320)	(1,938)
Net interest	15,237	13,095	54,981	57,397
Operating provision (reversion), net	4,999	582	6,758	(11,006)
Investments of resources in R&D	-	5,695	-	35,076
Deferred income tax and social contribution	3,580	1,778	(6,334)	49,469
Others	234	6,613	(1,465)	6,669
	386,005	**272,761**	**1,319,113**	**1,329,923**
Decrease (Increase) in Assets				
Consumers and concessionaires	14,402	5,721	19,612	(11,371)
Resources subject to payment of obligations	-	4,357	21,643	(21,643)
Disposals, services in progress and expenditures to reimburse	1,065	469	9,333	3,273
Taxes and social contributions recoverable	1,859	72,505	5,861	(10,412)
Collateral and linked / judicial deposits	22,926	(7,089)	33,061	(76,303)
Warehouse	(27,189)	9,314	(26,445)	(111)
Pre-paid expenses	159	1,822	(2,243)	7,700
Others	(829)	(1,727)	(2,975)	3,568
	12,393	**85,372**	**57,847**	**(105,299)**
Increase (Decrease) in Liabilities				
Suppliers	29,918	26,259	36,400	107,938
Loans, financing and debentures	(10,074)	(16,292)	14,352	2,731
Taxes and social contributions	56,899	(33,182)	303,993	(11,157)
Estimated obligations	1,306	(8)	6,295	3,732
Provision for contingencies	(3,011)	(4,370)	(6,806)	(11,983)
Post-employment benefits	(7,319)	(7,036)	(29,334)	(30,374)
Research and development	(620)	-	11,399	-
Others	7,474	3,434	3,548	1,001
	74,573	**(31,195)**	**339,847**	**61,888**
Funds from Operating Activities	**472,971**	**326,938**	**1,716,807**	**1,286,512**
Investments activities	**(178,573)**	**(25,689)**	**(704,546)**	**(69,343)**
Used in fixed assets and deferred items	(158,260)	(25,689)	(377,545)	(69,343)
Investments in acquisitions, net of acquired cash and cash equivalents	(20,313)	-	(327,001)	-
Financing activities	**(355,496)**	**(542,073)**	**(475,010)**	**(1,269,466)**
Payment of loans, financing and debentures	(59,613)	(86,211)	(202,041)	(243,541)
Financing and debentures	164,229	-	693,363	-
Payment of swap adjusts	(21,816)	(30,912)	(26,077)	(87,034)
Payment of dividends and interest on shareholders' equity	(438,296)	(424,950)	(940,255)	(938,891)
Total Effects on Cash	**(61,098)**	**(240,824)**	**537,251**	**(52,297)**
Cash and cash equivalents				
Opening balance	855,189	497,664	256,840	309,137
Closing balance	794,091	256,840	794,091	256,840
	(61,098)	**(240,824)**	**537,251**	**(52,297)**
Payments made in the year				
Interest on loans, financing and debentures	42,294	50,101	114,892	137,682
Income tax and social contribution	26,150	22,647	154,470	150,147
Transactions that do not affect cash				
Offsetting of income tax and social contribution	9,306	66,226	21,638	67,188
Proposed dividends and interest on shareholders' equity credited	545,279	492,189	545,279	492,189
Adjustment for previous fiscal years	-	-	-	29,953

Tractebel Energia
SUEZ

EARNINGS RELEASE 4Q07

March 2008



Disclaimer

Tractebel Energia
SUEZ

The information contained herein has been prepared by Tractebel Energia S.A. ("Tractebel Energia" or the "Company") solely for meetings held with investors and/or potential investors. This material does not constitute offering material in whole or part, and you must obtain further information before making an investment decision in respect of the common shares of the Company.

This material has been prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities and should not be treated as giving investment advice. It is not targeted to the specific investment objectives, financial situation or particular needs of any recipient. No representation or warranty, either express or implied, is made as to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment. Any opinions expressed in this material are subject to change without notice and Tractebel Energia is not under obligation to update or keep current the information contained herein. In addition, Tractebel Energia has been informed that their affiliates, agents, directors, partners and employees may make purchases and/or sales as principals or may act as market makers or provide investment banking or other services to the Company. The Company and their respective affiliates, agents, directors, partners and employees accept no liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this material.

You should consult your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment, hedging or trading decision based upon your own judgment and advice from such advisers as you deem necessary and not upon any view expressed in this material.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements include projections of economic growth and energy demand and supply, as well as information about competitive position, the regulatory environment, potential opportunities for growth and other matters. Several factors may adversely affect the estimates and assumptions on which these statements are based, many of which are beyond our control.



Market Share, Assets and Sales



Shareholding Structure

SUEZ

100.00% SUEZ Energy Brasil

100.00% SUEZ Energy South America Participações

40.07% Consórcio Estreito Energia

68.71% Tractebel Energia SUEZ → TBLE3 NOVO MERCADO BOVESPA BRASIL

- 99.99% Cia. Energética São Salvador
- 99.99% Lages Bioenergética
- 99.99% Tractebel Energia Comercializadora
- 48.75% ITASA
- 99.99% Cia. Energética Meridional*
- 2.82% Machadinho Energética
- 99.99% Ponte de Pedra Energética S.A.

*Currently under incorporation process.

Asset Overview

Tractebel Energia
SUEZ

Balanced portfolio (80% hydro and 20% thermal), with strategic location and 6,094 MW of installed capacity in 14 plants operated by Tractebel Energia.

Hydro Power Plants	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
① Salto Santiago	1,420	723
② Itá	1,127[2]	544[2]
③ Salto Osório	1,078	522
④ Cana Brava	450	274
⑤ Machadinho	404[2]	147[2]
⑥ Passo Fundo	226	119
⑦ Ponte de Pedra[3]	176	131
Total	4,881	2,460

Thermal Power Plants	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
⑧ Jorge Lacerda Complex[4]	857	650
⑨ William Arjona	190	136
⑩ Charqueadas	72	46
⑪ Alegrete	66	21
⑫ Lages	28	25
Total	1,213	878

Power Plants Under Construction	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
⑬ São Salvador (Hydro)	243	148
⑭ Estreito (Hydro)[5]	435[2]	257[2]
Total	678	405

Notes: [1] Figures following specific legislation.
[2] Portion owned by Tractebel Energia.
[3] Transaction subject to BNDES' approval.
[4] Complex comprised of 3 power plants.
[5] Project to be transferred from SUEZ in 1H08.


Legend
Hydro
Thermal
Under construction

Leading Position in the Generation Sector

Tractebel Energia SUEZ

Tractebel Energia is the largest private player in the Brazilian generating market...



Private Sector – Installed Capacity (GW)
6.1
Tractebel Energia
2.7
AES Tietê
2.3
Duke Paranapanema
1.5
CPFL
1.1
Neo Energia
1.0
Endesa
1.0
Energias do Brasil
Brazil – Installed Capacity[1,2]
Others 28%
Eletrobrás 34%
Duke Paranapanema 2%
AES Tietê 3%
Copel 5%
Tractebel Energia 6%
Cemig 7%
Itaipu 7%
Cesp 8%

Source: ANEEL and Companies' websites.

Notes:
[1] Amount corresponding to SIN – National Interlinked System.
[2] Includes only the Brazilian part of Itaipu.

...and is well positioned to play a consolidating role.

Client Portfolio Management

Tractebel Energia
SUEZ



Client Breakdown (based on contracted energy)

	2005	2006	2007	2008E	2009E
Exports	3%	1%	3%		
	22%	29%	34%	35%	33%
	52%	43%	46%	47%	49%

Distribution Companies
Trading Companies
Free Customers
Exports

First to consistently serve the free market...

- Flexibility (prices, terms and conditions) → Maximizes portfolio's efficiency
- Solid client relationship → Liason with some free customers
- Largest consumer market
- Regulated and unregulated contracts → Long-term cash flow predictability

...to maximize portfolio's efficiency.

Strategy

Uncontracted Profile Benefits from Expected Higher Prices

Tractebel Energia SUEZ

Scenario of supply and demand indicates potential raise of energy prices.


Energy Market Outlook
Difference between Supply and Demand (avg MW)
4,000
2,000
0
-2,000
-4,000
-6,000
NATURAL GAS CRISIS
MARKET NEEDS
107.45
125.75
132.45
135.71
130.34
200
180
160
140
120
100
80
(R$/MWh)
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Supply - Demand (net)
PPAs Average Prices
Tractebel Energia's Uncontracted Energy
(average MW)
10
40
207
5.3%¹
762
20.1%¹
663
17.9%¹
1.040
27.3%¹
2008
2009
2010
2011
2012
2013

Nota:
[1] Percentage of Total Resources.

Source: Tractebel Energia's internal study based on ONS' Operations Monthly Program of January 2008 and on SFG/ANEEL's report of January 2008. Includes the results of the 6th New Energy Auction.

Note: Prices are based on the average prices of both existing and new energy auctions starting supply in that given year weighted by the volume transacted (base: December 2007).

Energy Balance

Tractebel Energia SUEZ

As of December 31, 2007

(in average MW)	2008	2009	2010	2011	2012	2013	Auction **Gross** Price (R$/MWh)	Reference Date	**Gross** Price Adjusted as of Dec 31, 2007 (R$/MWh)
Own Resources	3,127	3,292	3,327	3,514	3,551	3,551			
+ Purchases for Resale	459	466	608	278	161	265			
= Total Resources (A)	3,586	3,758	3,935	3,792	3,712	3,816			
Government Auction Sales*	160	1,034	1,234	1,382	1,638	1,638			
2004-EE-2007-08	10	10	10	10	10	10	70.9	Dec-04	78.9
2005-EE-2008-08	150	150	150	150	150	150	81.6	Apr-05	88.3
2005-EE-2009-08	-	381	381	381	381	381	94.0	Oct-05	102.2
2005-NE-2010-30	-	-	200	200	200	200	115.1	Dec-05	124.0
2006-NE-2009-30	-	493	493	493	493	493	128.4	Jun-06	135.9
2006-NE-2011-30	-	-	-	148	148	148	135.0	Nov-06	142.1
2007-NE-2012-30	-	-	-	-	256	256	126.6	Jun-07	129.9
+ Bilateral Sales	3,416	2,684	2,494	1,648	1,411	1,138			
= Total Sales (B)	3,576	3,718	3,728	3,030	3,049	2,776			
Balance (A - B)	10	40	207	762	663	1,040			
Sales Average **Net** Price (R$/MWh)*1:	92.0	92.6	95.3						
Purchases Average **Net** Price (R$/MWh)*2:	71.8	86.4	92.2						

* XXXX-YY-WWW-ZZ, where:
XXXX ⟹ year of auction
YY ⟹ EE = existing energy or NE = new energy
WWWW ⟹ year of delivery start
ZZ ⟹ supply contract duration (in years)

*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D).
*2: Purchase net price, considering benefits from PIS/COFINS credits.

Note: The balance refers to the settlement point. It considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively, besides that from Ponte de Pedra hydro power plant from April 2008 on.

Growth

Growth of Installed Capacity: Purchase of Power Plant

Tractebel Energia has acquired Ponte de Pedra Hydro Power Plant in 4Q2007 from Impregilo (Italian engineering company) and Skanska (Swedish construction group).

Project Description



Ponte de Pedra Hydro Plant	
Installed Capacity:	176.1 MW
Assured Energy:	131.6 MW
Ownership:	99.9%
Investment (R$mm)[1]:	592.0
Net Debt (R$mm)[2] :	274.4
Start of operations :	2005

Notes:
[1] Equity injected in the project.
[2] Financing by BNDES until 2015 (TJLP + 4.7%).

The total output of the power plant is sold until 2025 under a 20-year PPA with Cemig, for BRL 116/MWh by 2008 year-end and BRL 109/MWh for the remaining period.



Growth of Installed Capacity: Project under Construction - I

Tractebel Energia SUEZ

São Salvador hydro power plant started construction in 3Q06.

Project Description

São Salvador Hydro Plant	
Installed Capacity:	243 MW
Assured Energy:	148 MW
Investment (R$ mm):	866
Start of construction:	2006
Start of operations:	2009

17/01/2008

The sale of 148 MW occurred at the new energy auction held in October 2006, for a 30-year period, as from 2011.

Growth of Installed Capacity: Project under Construction - II

Tractebel Energia
SUEZ

Currently, the controlling shareholder is constructing a new plant that will be transferred to Tractebel Energia, adding 435 MW of installed capacity.

Project Description





Estreito Hydro Plant	
Installed Capacity:	1,087 MW
Assured Energy:	641 MW
Ownership:	40.1%
Investment (R$mm)[1]:	1,250
Start of construction[2]:	2007
Start of operations[2]:	2010
End of construction[2]:	2011

Notes:
[1] Estimated Tractebel Energia's investment in the project.
[2] Tractebel Energia's estimates.

The energy to be generated by the Estreito Hydro power plant was sold at the new energy auction held in October 2007, for a 30-year period, as from 2012.



Seival: a Greenfield, Coal-Fired Project under Development

Tractebel Energia
SUEZ

- Coal-fired plant:

  - Candiota reserve, located in southern Brazil, offers the most abundant coal and also at the lowest price per BTU in Brazil.
  - A 340 MW greenfield project is being developed to deliver energy as from 2012. The energy will be sold to the Brazilian or Uruguayan electricity market.
  - Tractebel Energia has acquired the control of SPC Seival Ltda., which holds the rights for constructing a thermal project of up to 540 MW in the region, what can speed up the development of the plant.
  - TIC of around US$ 850 MM, including transmission line.


Mine
Site
TL
RIO GRANDE DO SUL
URUGUAI
Bagé
Tacuarembó



Other Projects: Alternative (Renewable) Energy Sources

Tractebel Energia SUEZ

Tractebel Energia has set a goal to develop in 2008 100 MW from alternative sources (Biomass, Wind or Small Hydro Power Plants).



Financial Performance

Net Revenues and EBITDA

Tractebel Energia SUEZ

Efficient management of its client portfolio and focus on contracting strategies have paved the way for a substantial top line growth of both revenues and EBITDA.



Net Revenues (R$ million)[1]
CAGR = 11.7%
2,184
2,288
2,706
3,043
2004
2005
2006
2007
EBITDA (R$ million)[1]
CAGR = 12.5%
1,304
1,451
1,595
1,857
2004
2005
2006
2007

Note:
[1] Considering new accounting procedures.

EBITDA Margin and Net Income

Tractebel Energia
SUEZ

Consistent EBITDA margins and net income, ...



EBITDA Margin[1]
60%
63%
59%
61%
2004
2005
2006
2007
Net Income (R$ million)
CAGR = 10.5%
775
920
979
1,046
2004
2005
2006
2007

Note:
[1] Considering new accounting procedures.

...allowing for a relevant dividend distribution.

Financial Drivers



Tractebel Energia
SUEZ

Energy Sold (Avg. MW)



3,946
3,903
3,701
4Q06
3Q07
4Q07

Average Price of Energy Sold (R$ / MWh)


80.5
89.0
91.5
4T06
3T07
4Q07

Note:
Figures are net of deductions and exclude exports.

EBITDA (R$ million)


337
513
505
4Q06
3Q07
4Q07

Net Income (R$ million)


189
273
301
4Q06
3T07
4T07

Indebtedness

Tractebel Energia
SUEZ

Evolution of leverage and exposure to foreign currency:

Debt Overview (R$ million)



(R$ million)
1,994
47%
53%
1,524
67%
33%
1,278
70%
30%
1,813
84%
16%
47% non hedged
53% hedged
794
1,019
2004
2005
2006
2007
Cash 2007
Net Debt
Total Debt / LTM EBITDA[1]
Foreign Currency
Local Currency
Total Debt / LTM EBITDA[1]



Note:
[1] LTM EBITDA = last twelve months EBITDA.

Debt Composition

Tractebel Energia
SUEZ

Considering hedge

Cost of Debt, Local and Foreign Currencies

Local Currency



TJLP 50%
Fixed 8%
IPCA 25%
SELIC 4%
IGP-M 14%

Foreign Currency



Fixed 47%

Cost of Debt



EUR: 6% (Cost: 11.6%)
USD: 11% (Cost: 6.5%)
BRL: 83% (Cost: 11.6%)



Tractebel Energia's Investment Plan

Tractebel Energia SUEZ

Low recurring investments and expansion capex are supported by a high cash flow generation.

Capital Expenditures[1] (R$ million)



718
27
20
715
562
331
38
44
69
74
597
100
230
385
50
58
454
93
238
2004
2005
2006
2007
2008E
2009E
2010E
Recurring
São Salvador
Estreito
Machadinho
Seival

Nota:
[1] Comprise equity and debt amounts.

Dividend Policy

Tractebel Energia SUEZ

- By-law minimum payout: 30% of net income.
- Management Commitment: minimum payout of 55% of net income.
- Payment frequency: semi-annual.



Dividends
R$ 1.13
95%
R$ 1.34
95%
R$ 1.43
95%
8
R$ 1.52
95%
6
2004
2005
2006
2007
Earnings per Share (R$)
Pay-out
Dividend Yield

Note:
[1] Based on volume-weighted market price of ON shares in the period.



Contact

Marc Verstraete

Finance and Investor Relations Director
marc@tractebelenergia.com.br
+55 48 3221 7060

Antonio Previtali Jr.

Investor Relations Manager
previtali@tractebelenergia.com.br
+55 48 3221 7221

www.tractebelenergia.com.br

Attachments

Exposure to Spot Price due to:

- Thermal Generation
- Hydro Monthly Allocation

Thermal Side: Exposure to Spot Prices

750 avgMW → Estimated commercial capacity (on a yearly basis)

375 avgMW (maximum exposure) → Thermal substitution energy → purchase in spot market

375 avgMW → Expected minimum dispatch due to an annual inflexibility (based on the purchase of some 230,000 tons of coal a month)

Notes: 1) Tractebel Energia has been fully contracted → purchase of thermal substitution energy.
2) On a monthly basis, differences may occur.
3) Figures related to the Energy Trading Board (CCEE) settlement point.

Hydro Gencos Monthly Allocation of Resources

Tractebel Energia
SUEZ

How does the allocation of resources at CCEE (the energy trading board) over the months interfere with a hydro genco quarterly results?



monthly allocation over year x_1 (decision taken in Dec. year x_0)
Total sales contracts
Net seller at CCEE
Net buyer at CCEE
Jan
Mar
May
Oct
Dec

- Hydro gencos can freely allocate their resources over the following year's months;
- Monthly fluctuations on sales is also a driver for exposure to spot price;
- Monthly energy differences are settled at spot price, i.e., PLD (Price for Settlement of Differences);
- As penalties apply for a net buyer, a "monthly closing" market is available for those gencos who need to cover up their position;
- The pricing for the "monthly closing" market is strongly linked to the spot price.

Mechanisms to Mitigate Exposure from the Thermal Side

Tractebel Energia
SUEZ

As a consequence of the two previous slides, an appropriate monthly allocation of the hydro resources over the year can mitigate the exposure arising from the thermal substitution energy to be purchased at spot price. An example follows:



Total sales contracts
Thermal exposure
Hydro resources
Purchase contracts
Thermal inflexibility
month 1 =
month 2 =
month 3
month 1
month 2
month 3
Thermal exposure
Hydro exposure
Note: expoure box sizes are out of scale.

Main Drivers and Distribution Curve of Spot Prices

Tractebel Energia
SUEZ

- Reservoir levels of hydro plants;
- Rainfall behavior;
- Forecast of demand for power;
- Current and future availability of power plants and transmission lines;
- Availability of natural gas.



Thermal generation variable cost (R$/MWh)
operating marginal cost = spot price
550
500
450
400
350
300
250
200
150
100
50
0
CJL's unit C
25
50
75
100
% of time

Note: spot market monthly prices for SE-CW submarket from May 2003 to February 2008.

Conclusion: For 70% of the time the spot price is lower than R$50/MWh, and for 85% of the time it is lower than R$100/MWh.

Correlation between Reservoir Levels and Spot Prices

Tractebel Energia
SUEZ



Southern Submarket



100
90
80
70
60
50
40
30
20
10
0
Jan/06
Feb/06
Mar/06
Apr/06
May/08
Jun/06
Jul/06
Aug/08
Sep/08
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
May/07
Jun/07
Jul/07
Aug/07
Sep/07
Oct/07
Nov/07
Dec/07
Jan/08
Feb/08
550
500
450
400
350
300
250
200
150
100
50
0
Monthly spot price (R$/MWh)
Level of reservoirs (% of max.)

Southeastern/Central-Western Submarket



100
90
80
70
60
50
40
30
20
10
0
Jan/06
Feb/06
Mar/06
Apr/06
May/08
Jun/06
Jul/06
Aug/08
Sep/08
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
May/07
Jun/07
Jul/07
Aug/07
Sep/07
Oct/07
Nov/07
Dec/07
Jan/08
Feb/08
550
500
450
400
350
300
250
200
150
100
50
0


Tractebel Energia
suez

Tractebel Energia S.A.

COMPANHIA ABERTA – CNPJ 02.474.103/0001-19

NOTICE TO SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A. and to the market as a whole that the documents referred at the article No. 133 from Law No. 6,404, dated December 15th, 1976, with alterations introduced by Law No. 10,303, dated October 31st, 2001, related to the fiscal year ended on December 31st, 2007, are at your disposal at the Company's Headquarters, located at Rua Antônio Dib Mussi No. 366, Centro, Florianópolis (SC). The referred documents are also available in the Company's website at www.tractebelenergia.com.br.

Florianópolis, March 7, 2008

Marc Verstraete
Finance and Investor Relations Director



TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

CORPORATE EVENTS CALENDAR - 2008

Company Name	**TRACTEBEL ENERGIA S.A.**
Head Office address	**Rua Antônio Dib Mussi, 366 – Centro CEP 88015-110 - Florianópolis – SC**
Internet address	**www.tractebelenergia.com.br**
Investor Relations Director	**Name: Marc Verstraete**
	E-mail: marc@tractebelenergia.com.br
	Telephone: (0xx48) 3221-7060
	Fax: (0xx48) 3221-7002
Investor Relations Officer	**Name: Antonio Previtali Jr.**
	E-mail: previtali@tractebelenergia.com.br
	Telephone: (0xx48) 3221-7221
	Fax: (0xx48) 3221-7002
Newspapers (and location) in which the Company publishes its corporate acts and notices	**Diário Oficial do Estado de Santa Catarina Diário Catarinense (Santa Catarina) Valor Econômico (National edition)**

The Company submits to the arbitration of the "Câmara de Arbitragem do Mercado" (Market Arbitration Panel), pursuant to an arbitration clause in its bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, for the fiscal year ended December 31, 2006

EVENT	DATE
Filed with BOVESPA/CVM	03/07/2008
Released to Shareholders	03/07/2008
Published	03/10/2008

Standardized Financial Statements – DFP, for the fiscal year ended December 31, 2007

EVENT	DATE
Filed with BOVESPA/CVM	03/07/2008

Standardized Financial Statements – DFP, for the fiscal year ended December 31, 2007, in accordance to the international standards

EVENT	DATE
Filed with BOVESPA/CVM	04/30/2008

Cash distribution of earnings for the fiscal year ended December 31, 2007

Distribution	Event – Date	Amount (R$)	R$/share	Payment date
			ON	
Interest on shareholders' equity	Board Meeting - 05.10.2007	R$ 88,000,000.00	R$ 0.1348158600	10/25/2007
Intercalary dividends	Board Meeting – 08.14.2007	R$ 360,066,578.47	R$ 0.5516214256	10/25/2007
Interest on shareholders' equity	Board Meeting - 12.05.2007	R$ 88,000,000.00	R$ 0.1348158600	05/20/2008
Intercalary dividends	Annual Shareholders' Meeting - 04.08.2008	R$ 457,278,525.08	R$ 0.7005499732	05/20/2008

Annual Information – IAN, for the fiscal year ended December 31, 2007	
EVENT	**DATE**
Filed with BOVESPA/CVM	05/02/2008

Quarterly Information – ITR	
EVENT	**DATE**
Filed with BOVESPA/CVM	
Ref. 1st quarter	05/13/2008
Ref. 2nd quarter	08/14/2008
Ref. 3rd quarter	11/07/2008

Quarterly Information – ITR, in English or in accordance to the international standards	
EVENT	**DATE**
Filed with BOVESPA/CVM	
Ref. 1st quarter	05/28/2008
Ref. 2nd quarter	08/29/2008
Ref. 3rd quarter	11/21/2008

General Shareholders Meeting	
EVENT	**DATE**
Call for General Shareholders Meeting filed with BOVESPA/CVM, accompanied by Board proposal, when applicable	03/19/2008
Publication of the Call for General Shareholders Meeting	03/19/2008
Date of General Shareholders Meeting	04/08/2008
General Shareholders Meeting minutes filed with BOVESPA/CVM	04/08/2008

Scheduled Extraordinary Shareholders Meetings	
EVENT	**DATE**
Call for Extraordinary Shareholders Meetings filed with BOVESPA/CVM, accompanied by Board proposal, when applicable	03/12/2008
Publication of the Call for Extraordinary Shareholders Meetings	03/13/2008
Date of Extraordinary Shareholders Meeting	03/28/2008
Extraordinary Shareholders Meeting minutes filed with BOVESPA/CVM	03/28/2008
Call for Extraordinary Shareholders Meetings filed with BOVESPA/CVM, accompanied by Board proposal, when applicable	03/19/2008
Publication of the Call for Extraordinary Shareholders Meetings	03/24/2008
Date of Extraordinary Shareholders Meeting	04/08/2008
Extraordinary Shareholders Meeting minutes filed with BOVESPA/CVM	04/08/2008

Public Meetings with Analysts	
EVENT (Brasília time)	**DATE**
Teleconference and Webcast with Investors and Analysts in Portuguese – 10:00am	03/10/2008
Teleconference and Webcast with Investors and Analysts in English – 12:00pm	03/10/2008
APIMEC Sul Meeting – Florianópolis – Hotel Majestic – 6:30pm	03/12/2008
APIMEC Meeting – São Paulo – Hotel Intercontinental – 12:30pm	03/13/2008
APIMEC Meeting – Rio de Janeiro – Hotel Pestana – 6:00pm	03/13/2008
APIMEC Sul Meeting – Porto Alegre – Hotel Plaza São Rafael – 12:30pm	03/14/2008
APIMEC MG Meeting – Belo Horizonte – Hotel Mercure BH Lourdes – 6:00pm	03/18/2008
Teleconference and Webcast with Investors and Analysts in Portuguese – 10:00am	05/15/2008
Teleconference and Webcast with Investors and Analysts in English – 12:00pm	05/15/2008
Teleconference and Webcast with Investors and Analysts in Portuguese – 10:00am	08/15/2008
Teleconference and Webcast with Investors and Analysts in English – 12:00pm	08/15/2008
Teleconference and Webcast with Investors and Analysts in Portuguese – 10:00am	11/10/2008
Teleconference and Webcast with Investors and Analysts in English – 12:00pm	11/10/2008

Scheduled Board of Directors Meetings	
EVENT	**DATE**
Board of Directors meeting (Financial Statements of 2007, destination of results and Bylaw revision)	03/07/2008
Board of Directors meeting minutes filed with BOVESPA/CVM	03/07/2008
Board of Directors meeting (to approve the third issue of the Company's Promissory Notes for public distribution for the value of up to R$ 400,000,000.00 (four hundred million Reais)	04/22/2008
Board of Directors meeting minutes filed with BOVESPA/CVM	04/22/2008
Board of Directors meeting (To approve the 1st Quarter 2008 Results)	05/13/2008
Board of Directors meeting minutes filed with BOVESPA/CVM	05/13/2008
Board of Directors meeting (To approve the 2nd Quarter 2008 Results)	08/14/2008
Board of Directors meeting minutes filed with BOVESPA/CVM	08/14/2008
Board of Directors meeting (To approve the 3rd Quarter 2008 Results)	11/07/2008
Board of Directors meeting minutes filed with BOVESPA/CVM	11/07/2008

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
017329	TRACTEBEL ENERGIA S.A.	02474103000119

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE
42300024384
7 - SITE
www.tractebelenergia.com.br

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	3221-7221	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br / marc@tractebelenergia.com.br				

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME				
ANTONIO PREVITALI JR				
2 - CARGO				
GERENTE DE RELAÇÕES COM INVESTIDORES				
3 - ENDEREÇO COMPLETO				4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366				CENTRO
5 - CEP	6 - MUNICÍPIO			7 - UF
88015-110	FLORIANÓPOLIS			SC
8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	3221-7221	-	-	
13 - DDD	14 - FAX	15 - FAX	16 - FAX	
48	3221-7166	-	-	
17 - E-MAIL				
previtali@tractebelenergia.com.br				

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME				
BANCO ITAÚ S.A.				
19 - CONTATO				
GERCINA BUENO				
20 - ENDEREÇO COMPLETO				21 - BAIRRO OU DISTRITO
AV. ENG. ARMANDO DE ARRUDA PEREIRA, 707 - 9º ANDAR				CONCEIÇÃO
22 - CEP	23 - MUNICÍPIO			24 - UF
04344-902	SÃO PAULO			SP
25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
11	5029-1809	-	-	
30 - DDD	31 - FAX	32 - FAX	33 - FAX	
	-	-	-	
34 - E-MAIL				
gercina.bueno@itau.com.br				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01	Rio de Janeiro	RJ	21	2508-8086	2508-8086
02	São Paulo	SP	11	3247-3139	3247-3138
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME		
MARC VERSTRAETE		

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	3221-7060	-	-	

12 - DDD	13 - FAX	14 - FAX	15 - FAX
48	3221-7002	-	-

16 - E-MAIL
marc@tractebelenergia.com.br

17 - DIRETOR BRASILEIRO	18 - CPF	18 - PASSAPORTE
NÃO	009.031.889-70	EB 796635/2345

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL
01/01/2007	31/12/2007

3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO
01/01/2008	31/12/2008

5 - NOME/RAZÃO SOCIAL DO AUDITOR	6 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9

7 - NOME DO RESPONSÁVEL TÉCNICO	8 - CPF DO RESP. TÉCNICO
ROBERTO PAULO KENEDI	898.355.657-91

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa

3 - TIPO DE SITUAÇÃO
Operacional

4 - CÓDIGO DE ATIVIDADE
1120 - Energia Elétrica

5 - ATIVIDADE PRINCIPAL	6 - AÇÕES PREF. COM CLASSES
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA	NÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
X	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
08/03/2008	
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
24/03/2008	10/03/2008

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
02/05/2008	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	08/04/2008	2 ANOS	2	SIM	20	Presidente do Conselho de Administração
02	JAN FRANCISCUS MARÍA FLACHET	059.308.257-50	08/04/2008	2 ANOS	2	SIM	21	Vice Presidente Cons. de Administração
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	08/04/2008	2 ANOS	3	SIM	33	Conselheiro(Efetivo) e Dir. Presidente
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	08/04/2008	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
05	DIRK BEEUWSAERT	999.999.999-99	08/04/2008	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
06	PIERRE MICHEL PHILIPPE CHAREYRE	999.999.999-99	08/04/2008	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	08/04/2008	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
08	JOSÉ PAIS RANGEL	239.775.667-68	08/04/2008	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
09	LUIZ LEONARDO CANTIDIANO V. RIBEIRO	312.769.037-15	08/04/2008	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
10	PATRICK CHARLES CLEMENT OBYN	009.113.629-67	08/04/2008	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
11	LUIZ EDUARDO SIMÕES VIANA	465.817.407-30	08/04/2008	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
12	ALEXANDRE JEAN KEISSER	999.999.999-99	08/04/2008	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
13	MANOEL FRANÇOIS COLCOMBERT	999.999.999-99	08/04/2008	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
14	GIL DE METHODIO MARANHÃO NETO	734.574.937-15	08/04/2008	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
15	JOSE CARLOS CAUDURO MINUZZO	199.412.420-20	08/04/2008	2 ANOS	3	SIM	39	Cons. Suplente/Dir. Produção de Energia
16	JOSÉ JOÃO ABDALLA FILHO	245.730.788-00	08/04/2008	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
17	ANTÔNIO ALBERTO GOUVÊA	338.907.227-68	08/04/2008	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
18	ROBERTO HENRIQUE TEJADA VANCATO	412.103.280-20	08/04/2008	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
19	MARC VERSTRAETE	009.031.889-70	10/05/2007	3 ANOS	1		12	Diretor de Relações com Investidores
20	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	10/05/2007	3 ANOS	1		19	Dir. Comerc. Neg. e Dir. Impl. Projetos

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
21	MARCO ANTONIO AMARAL SURECK	200.638.909-25	10/05/2007	3 ANOS	1		19	Diretor de Planejamento e Controle
22	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	10/05/2007	3 ANOS	1		19	Diretor Administrativo

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
SIM	NÃO

3 - ITEM	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	MANOEL EDUARDO LIMA LOPES	046.227.237-00	08/04/2008	01 ANO	45	C.F.(EFETIVO)ELEITO P/MINOR.ORDINARISTAS
02	NEWTON DE LIMA AZEVEDO JUNIOR	610.185.388-87	08/04/2008	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
03	PAULO DE RESENDE SALGADO	161.008.917-00	08/04/2008	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
04	AILTON PINTO SIQUEIRA	006.936.346-34	08/04/2008	01 ANO	48	C.F.(SUPLENT)ELEITO P/MINOR.ORDINARISTAS
05	MANOEL EDUARDO BOUZAN DE ALMEIDA	269.006.377-87	08/04/2008	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
06	FLÁVIO MARQUES LISBOA CAMPOS	118.388.096-00	08/04/2008	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MAURÍCIO STOLLE BÄHR

Presidente do Conselho de Administração

Formado em Engenharia Mecânica pela Universidade Gama Filho (RJ) e em Análise de Sistemas pela Pontifícia Universidade Católica (PUC) - RJ. Concluiu MBA pela COPPEAD - Universidade Federal do Rio de Janeiro (UFRJ), e Corporate Finance pela Universidade de Berkeley, nos EUA. Foi Diretor Financeiro da Serra da Mesa Energia S.A. e Diretor Financeiro da Nacional Energética S.A. Atualmente, é Diretor Presidente da SUEZ Energy Brasil Ltda., Diretor da SUEZ Energy South America Participações Ltda. (SESA), Representante Geral da SUEZ no Brasil, e Presidente do Conselho do Operador Nacional do Sistema Elétrico (ONS).

JAN FRANCISCUS MARÍA FLACHET

Vice-Presidente do Conselho de Administração

Engenheiro Eletromecânico formado pela Universidade Católica de Louvain, Bélgica, possui mestrado em administração pelo Instituto de Administração e Gestão da UCL e participou do Programa de Gerenciamento CEDEP, associado ao INSEAD, em Fontainebleau, na França. Foi Chefe do Departamento de Operações na Unerg, em Brabant (Bélgica). Atuou na Electrabel como Gerente Geral de distribuição de energia elétrica. Foi Gerente Geral da Litoral Gás, na Argentina, Vice-Presidente Sênior de Operações de Distribuição e Comércio na Tractebel EGI e Vice-Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente é Diretor Presidente da SUEZ Energy South America Participações Ltda (SESA).

MANOEL ARLINDO ZARONI TORRES

Membro do Conselho de Administração e Diretor Presidente

Engenheiro Eletricista formado pela Escola Federal de Engenharia de Itajubá (MG) e Especialista em Administração Geral pelo CEDEP, associado ao INSEAD, em Fontainebleau, na França. De 1973 a 1998, trabalhou em Furnas Centrais Elétricas S.A. (FURNAS), onde foi Superintendente de Produção Sul e Superintendente de Operação no Sistema de FURNAS, representante no Grupo Operador para Operações Interligados (GCOI) e na Comissão Mista de Operação da Usina de Itaipu e no Comitê de Operação e Comercialização de Energia das Empresas do Sistema Eletrobrás (COESE). Em 1998, passou a integrar a diretoria da Tractebel Brasil e atuou como Diretor de Operação, assumindo a presidência da Companhia em 1999. É membro do Conselho de Administração da Itá Energética S.A. (ITASA).

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

VICTOR FRANK DE PAULA ROSA PARANHOS

Membro do Conselho de Administração

Formado em Engenharia Mecânica pela Universidade Católica de Petrópolis (RJ) e em Economia pelo Instituto Metodista Bennett. É atuário pela Sociedade Universitária Augusto Motta (SUAM) (RJ). Foi engenheiro residente na Sociedade Técnica de Engenharia e Representação (STER). Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Enérgética Meridional (CEM), empresa responsável pela construção da Usina Hidrelétrica Cana Brava, até junho de 2002. É Diretor Presidente da Companhia Energética São Salvador (CESS).

DIRK BEEUWSAERT

Membro do Conselho de Administração

Engenheiro Mecânico e Eletricista formado pela Universidade de Gent (Bélgica). Participou do Programa de Gerenciamento CEDEP em Fontainebleau, na França. Foi membro da Diretoria Executiva da Tractebel Sociètè Anonyme, do Comitê Estratégico da Electrabel Société Anonyme, do Conselho de Administração e Presidente da Tractebel Inc. e membro do Conselho de Administração da Tractebel North America. Foi diretor da Thai Cogeneration Co., da Nong Khae Cogeneration Co. e da Samutprakarn Cogeneration Co. É membro do Conselho da Vlerick Management School Leuven-Gent, do Conselho de Consultores da University of Gent, e do Conselho da Faculty of Applied Sciences. É presidente da SUEZ Energy International.

PIERRE MICHEL PHILIPPE CHAREYRE

Membro do Conselho de Administração

Formado pelo Institut d´Etudes Politiques de Paris, com mestrado em Direito pela Universidade de Paris. Iniciou suas atividades profissionais no Midland Bank, na França, e posteriormente no Reino Unido. Em 1988, ingressou no grupo Société Générale de Belgique. Em 1989, foi CFO da Sogem, Grupo Union Minière, atualmente Unicore, e em 1993, CEO da mesma. De 1997 a 2001, foi CFO da REXEL (membro do Grupo PPR), antes de voltar novamente ao Grupo SUEZ como Vice-Presidente Sênior de Finanças da SUEZ Environnement.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

JOSÉ PAIS RANGEL

Membro do Conselho de Administração – Independente.

Formado em Direito pela Faculdade Cândido Mendes (RJ), possui licenciatura em Direito e Legislação/Habilitação de Magistério pela Faculdade Niteroiense de Formação de Professores. No Banco Central do Brasil (BACEN), foi Inspetor de Mercado de Capitais, Supervisor de Fiscalização do Mercado de Capitais, Chefe do Departamento da Dívida Pública, Gerente de Operações de Mercado Aberto, Coordenador do Projeto e implantador do Sistema Selic no Mercado Financeiro Nacional. Foi fundador e membro do Conselho de Curadores da Fundação Banco Central de Previdência Privada (CEBTRUS) e coordenador do Programa de Desestatização de empresas controladas pelo BACEN. Foi assessor da Comissão Especial de Desestatização da SEPLAN (Presidência da República) e presidente da Cia. Nacional de Tecidos Nova América. Atuou como liquidante das empresas estatais DIGIBRÁS – Empresa Digital Brasileira S.A., DIGIDATA – Eletrônica S.A., e PROEL – Processos Eletrônicos Ltda. Atualmente, é Diretor-Presidente do Banco Clássico S.A.

LUIZ LEONARDO CANTIDIANO VARNIERI RIBEIRO

Membro do Conselho de Administração – Independente.

Formado em direito no ano de 1972, na então Universidade do Estado da Guanabara. Desde dezembro de 1980 é sócio de Motta, Fernandes Rocha Advogados, com escritórios no Rio de Janeiro e em São Paulo. Atua preponderantemente nas áreas de direito societário e mercado de capitais, tendo assessorado a Bolsa de Valores de São Paulo (BOVESPA) na concepção e na implementação do Novo Mercado. Foi membro do Conselho de Administração da Bolsa de Valores do Rio de Janeiro e do Conselho de Administração do BNDES Participações S.A. (BNDESPAR). Foi diretor da Comissão de Valores Mobiliários (CVM) e membro do Conselho de Recursos do Sistema Financeiro Nacional.

Participa, atualmente, das seguintes entidades: (1) membro do Conselho Superior do Instituto Brasileiro de Mercado de Capitais (IBMEC); (2) membro do Conselho do Instituto Futuro Brasil; (3) árbitro da Câmara de Arbitragem do Mercado; (4) diretor do Instituto Brasileiro de Relações com Investidores, Seção do RJ; (5) membro do Conselho Consultivo da Associação Brasileira de Venture Capital e Private Equity (ABVACP); (6) membro do Conselho da Associação Brasileira de Companhias Abertas (ABRASCA); (7) Presidente em exercício do IBEF Rio.

Tem diversos trabalhos publicados sobre direito societário e mercado de capitais, tendo feito palestras no Brasil e no exterior sobre tais assuntos. De 15 de julho de 2002 a 27 de maio de 2004 foi Presidente da Comissão de Valores Mobiliários (CVM). Também foi Presidente do Council of Securities Regulators of the Américas (COSRA).

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

LUIZ ANTÔNIO BARBOSA

Membro do Conselho de Administração (representante dos empregados)

Técnico de Manutenção de Usinas. Foi diretor da Associação dos Empregados da Centrais Elétricas do Sul do Brasil (Eletrosul), a ASES, e delegado na Associação dos Profissionais da Eletrosul (APROSUL). É Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina (SINTRESC).

PATRICK CHARLES CLEMENT OBYN

Membro do Conselho de Administração (Suplente)

Formado pela Faculdade de Direito da Universidade de Antuérpia, Bélgica. Foi advogado da Union Carbide (indústria química) e do Grupo Alcatel (telecomunicações). Em 1995, ingressou no Grupo Suez-Tractebel como Assessor Sênior da Electricity and Gaz International. Desde 2002, exerce o cargo de General Counsel da Suez Energy South America Participações Ltda (SESA).

LUIZ EDUARDO SIMÕES VIANA

Membro do Conselho de Administração (Suplente)

Economista, formado pela Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro - 1985. MBA COPPEAD/UFRJ - 1998. Trabalhou como economista da BNDES Participações S.A. (BNDESPAR) entre setembro de 1980 a junho de 1991, sempre ligado à área de Mercado de Capitais. Foi Gerente de Underwriting do Banco Nacional S.A. entre setembro de 1991 e dezembro de 1995. Atuou como Superintendente de Relações Institucionais da Serra da Mesa Energia S.A. (Antiga Nacional Energética S.A.) entre janeiro de 1996 a maio de 1998. Atualmente trabalha como Diretor da Suez Energy South America Participações Ltda., empresa controladora da Tractebel Energia S.A. e Diretor da Itá Energética S.A. (ITASA) sem designação específica exercendo cumulativamente as funções de Diretor de Relações com Investidores.

ALEXANDRE JEAN KEISSER

Membro do Conselho de Administração (Suplente)

Formado em Engenharia Mecânica pela escola Superior de Engenheiros de Marseille, França. MBA de Finanças pela Columbia University, EUA. Foi Engenheiro de Projetos da ELYO, Suez, França, de 1994 a 1995. Foi Diretor de Projetos da TRIGEN, New York, EUA, de 1996 a 1999, e em 2000, Diretor de Desenvolvimento de Negócios. De 2001 a 2003, foi Diretor de Fusões e Aquisições das empresas de energia da Suez Energy North América, New York e Houston, EUA. Atualmente é responsável pela Gestão de Finanças da Regional América do Sul do Grupo Suez, em Buenos Aires, Argentina.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL FRANÇOIS COLCOMBERT

Membro do Conselho de Administração (Suplente)

Formado em Engenharia Industrial, ITBA, Buenos Aires, em 1984 e MBA no IMD, Lausanne, Switzerland, 1990. Atuou no setor de Energia na área de Gerenciamento geral, Comercial, Estratégia e Planejamento de Negócios. Atualmente é Vice Presidente Sênior Strategy & Portfolio Management da Regional América do Sul do Grupo Suez. É Conselheiro ou Membro do Comitê Estratégico de várias empresas do Grupo Suez na América do Sul.

GIL DE METHODIO MARANHÃO NETO

Membro do Conselho de Administração (Suplente)

Engenheiro civil formado pela Veiga de Almeida, possui MBA em finanças pelo IBMEC. Atuou nas áreas de Mercado de Capitais (administração de fundos de ações e underwriting) e comercial (Fundos de Pensão) no Banco Nacional S.A.

Participou da criação da empresa Nacional Energética S.A. que foi a primeira produtora independente de energia do Brasil. Em 1994, a Nacional Energética conquistou junto a Furnas Centrais Elétricas S.A. (FURNAS), através de processo competitivo, a primeira parceria entre os setores público e privado com o objetivo de concluir a construção de uma hidroelétrica inacabada - AHE Serra da Mesa, de 1.275 MW de capacidade instalada.

Responsável pela abertura do primeiro escritório e pelo início das atividades da Tractebel no Brasil em 1996, atuando como Gerente Delegado, Procurador, e Diretor de Desenvolvimento de Negócios. Organizou a participação da Tractebel nos leilões de privatização da CERJ, CPFL, CEEE, Cachoeira Dourada, Enersul, CEG, Cesp-Paranapanema, Cesp-Tietê e GERASUL (hoje Tractebel Energia), além dos leilões de concessão das AHE Cana Brava, São Salvador e Estreito.

Trabalhou dois anos no início do processo de reorganização da Tractebel Energia (na época GERASUL) atuando em diversas áreas e missões, como Diretor de Investimentos, Diretor de Implementação de Projetos, Presidente Interino e Membro do Conselho de Administração. Durante esse período, foi responsável pela construção das usinas de Itá, Machadinho e William Arjona. Foi também responsável pela estruturação da área e equipe e pelo início das atividades da área de comercialização de energia da empresa.

Atualmente é responsável por Desenvolvimento de Negócios (expansão, via novos projetos e aquisições) e Comunicações, da Suez Energy Brasil, onde tem o cargo de Diretor.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

JOSÉ CARLOS CAUDURO MINUZZO

Membro do Conselho de Administração (Suplente) e Diretor de Produção de Energia

Formado em Engenharia Mecânica pela Pontifícia Universidade Católica do Rio Grande do Sul. Iniciou sua carreira profissional na Eletrosul em 1976, desempenhando suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda até 1992. A partir desta data, gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999. Atualmente exerce a função de Diretor de Operação da Lages Bioenergética Ltda., sendo, também, Diretor do Comitê Gestor do Consórcio Itá e do Consórcio Machadinho. Também atua como suplente no Conselho de Administração da Tractebel Energia, da Itá Energética S.A. e do Conselho Estadual de Recursos Hídricos do Paraná. Desde 1999 exerce a função de Diretor de Produção de Energia da Tractebel Energia.

JOSÉ JOÃO ABDALLA FILHO

Membro do Conselho de Administração (Suplente) – Independente.

Formado em Ciências Econômicas na Universidade Mackenzie. Presidente e acionista controlador do Banco Clássico S.A., da Dinâmica Energia S.A. e, também é presidente e acionista da Socal S.A. Mineração e Intercâmbio Comercial e Industrial e, a partir de abril de 2007, membro suplente do Conselho de Administração da Tractebel Energia S.A.

ANTONIO ALBERTO GOUVÊA

Membro do Conselho de Administração (Suplente) – Independente.

Formado em Direito pela Pontifícia Universidade Católica (PUC) do Rio de Janeiro, possui pós-graduação em Administração de Empresas pela mesma universidade. Sócio do Escritório de Advocacia Gouvêa Vieira, participou nos Conselhos de Administração de diversas empresas e associações, como o BFB - Banco de Investimento S/A (Crédit Lyonnais), a Associação das Câmaras de Comércio Européias (ACCE), a Union des Assurances de Paris (UAP), a Alcatel Telecomunicações S.A., a Acesita S.A. (ARCELOR), entre outras. Participou, também, de conselhos consultivos e fiscais de várias empresas. É membro do Conselho de Administração da Sociedade Francesa e Brasileira de Ensino (Lycée Molière) e do Instituto Brasileiro de Governança Corporativa.

ROBERTO HENRIQUE TEJADA VENCATO

Membro do Conselho de Administração (Suplente representante dos empregados)

Formado em Direito pela Pontifícia Universidade Católica de Porto Alegre. Admitido na Eletrosul em junho de 1984, na área de operação, passando a atuar, posteriormente, na área administrativa, lotado em Charqueadas. É Dirigente Sindical, liberado para tratar das questões da categoria, desde 1990. Atualmente exerce o mandato de Conselheiro Fiscal da PREVIG.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MARC VERSTRAETE

Diretor Financeiro e de Relações com Investidores

Formado em Engenharia Comercial pela Catholic University of Louvain. É mestre em Gestão de Negócios pela International University of America. Foi Assistente Financeiro no ING Bank - Bélgica e Consultor Financeiro Sênior da SUEZ Tractebel Sociètè Anonyme (Bélgica). Atualmente é Diretor Financeiro e de Relações com Investidores da Tractebel Energia.

LUCIANO FLÁVIO ANDRIANI

Diretor Administrativo

Administrador de Empresas formado pela Universidade Federal de Santa Catarina (UFSC), com pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional pela Universidade Moderna de Lisboa. Iniciou suas atividades profissionais na Eletrosul, onde foi Gerente de Patrimônio, Documentação, Transporte, Serviços e Gerente de Recursos Humanos. É Diretor Administrativo da Tractebel Energia desde setembro de 2000, responsável por recursos humanos, tecnologia da informação, suprimentos e comunicação institucional. Coordena os Comitês de Ética, de Inovação e de Sustentabilidade.

MIROEL MAKIOLKE WOLOWSKI

Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

Engenheiro Eletricista formado pela Universidade Federal de Santa Catarina (UFSC) e Administrador de Empresas pela Escola de Administração de Santa Catarina (ESAG). Possui pós-graduação em Administração Pública pela ESAG. Foi Engenheiro Projetista na Ericsson do Brasil e Gerente de Produção na Intelbrás. Na Eletrosul atuou como engenheiro, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando, inclusive, os editais das termelétricas Jacuí e Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios. Atualmente é Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos da Tractebel Energia, e em 2007 foi eleito Presidente da Associação Paulista de Cogeração de Energia (COGEN – SP)..

MARCO ANTONIO AMARAL SURECK

Diretor de Planejamento e Controle

Engenheiro Eletricista formado pela Universidade Federal do Paraná, mestre em Engenharia de Produção pela Universidade Federal de Santa Catarina (UFSC) e especialista em Planejamento da Expansão e da Operação de Sistemas Elétricos pela University of Waterloo - Canadá. Trabalhou na Eletrosul de 1982 a 1997, onde gerenciou a Divisão de Planejamento Energético e o Departamento de Planejamento de Geração, Transmissão e Telecomunicações. Na Tractebel Energia, trabalhou de 1998 a 2002 como Gerente da Área de Planejamento da Operação e Comercialização de Energia, participando das negociações do Acordo Geral do Setor Elétrico. Atualmente, é Diretor de Planejamento e Controle, respondendo pelas áreas de Planejamento da Operação, Regulação e Mercado, Contabilização de Energia e Planejamento Financeiro e Controle.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL EDUARDO LIMA LOPES

Membro do Conselho Fiscal – Titular (Eleito pelos minoritários)

Formado em Ciências Contábeis e Direito pela Universidade do Estado do Rio de Janeiro. Foi Auditor Geral e Superintendente de Controle no Banco do Estado do Rio de Janeiro S.A. (BANERJ), consultor e diretor do Banco Clássico S.A. e Gerente de Controle da IRB – Brasil Resseguros S.A. Atualmente, é diretor do Banco Clássico S.A.

NEWTON DE LIMA AZEVEDO JÚNIOR

Membro do Conselho Fiscal - Titular

Formado em Engenharia Civil pela Escola Politécnica da Universidade de São Paulo. Exerceu a função de Diretor Geral do Projeto da hidrelétrica Itaipu na Themag Engenharia. Foi Diretor Presidente da Estudos Técnicos e Projetos Ltda. (ETEP) e diretor da Associação Brasileira dos Consultores de Engenharia (ABCE). Foi Diretor Presidente da Lyonnaise des Eaux do Brasil e da Águas do Amazonas (concessão privada de água e esgoto da cidade de Manaus). Atualmente, é Vice-Presidente da Associação Brasileira de Infra-estrutura e Indústria de Base (ABDIB), responsável pela área de saneamento ambiental, e sócio e Diretor Presidente da Eco-Enob Soluções Ambientais Ltda.

PAULO DE RESENDE SALGADO

Membro do Conselho Fiscal - Titular

Formado em Ciências Econômicas pela Universidade Cândido Mendes, RJ, possui pós-graduação pela Fundação Getulio Vargas (FGV) em Executivo Financeiro, MBA/PDG – Programa de Desenvolvimento Gerencial e Capital Market-FGV-AID-EUA. Foi Vice-Presidente Residente do Citibank, Superintendente de Investimento no Banco Econômico de Investimentos S.A., Diretor de Underwriting e Privatização no Banco Nacional S.A., onde participou do projeto de privatização da LIGHT e da CSN. Atuou, também, como Diretor da Nacional Energética S.A. e da IVEN S.A, e como Diretor Financeiro da Nacional Energética S.A. Atualmente, é Consultor Econômico da Agenda Corretora de Câmbio e Valores Mobiliários Ltda.

AILTON PINTO SIQUEIRA

Membro do Conselho Fiscal – Suplente (Eleito pelos minoritáios)

Trabalhou no Banco do Estado do Rio de Janeiro S.A. – BANERJ de 1971 a 1989 onde exerceu os seguintes cargos: Gerente de Agência 1971 a 1974, Inspetor de 1974 a 1980 e Auditor de 1980 a 1989, quando se aposentou. De 26.03.1998 até a presente data é Diretor do Banco Clássico S.A.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL EDUARDO BOUZAN DE ALMEIDA

Membro do Conselho Fiscal – Suplente

Bacharel em Ciências Contábeis em 1978 pela Faculdades Integradas Simonsen, no Rio de Janeiro. Trabalhou no ramo da indústria de 1969 a junho de 1995 exercendo diversas funções administrativas, chegando ao cargo de gerente administrativo e contábil. No segundo semestre de 1995 foi convidado para exercer as funções de contador no projeto energético de Serra da Mesa, da empresa Serra da Mesa S.A., permanecendo até junho de 1998, onde se transferiu para o Grupo Tractebel, para trabalhar na Holding como contador, onde permanece até a presente data. Integrou o Conselho Fiscal da Companhia no primeiro mandato de 1998.

FLÁVIO MARQUES LISBÔA CAMPOS

Membro do Conselho Fiscal - Suplente

Engenheiro Civil graduado em 1973 pela Escola de Engenharia da Universidade Federal de Minas Gerais (UFMG). Diretor Geral e CEO da Leme Engenharia Ltda. desde de 2002, tendo exercido as seguintes atividades nesta empresa: 1994 a 2002 – Diretor Geral e Executivo; 1992 a 1994 - Diretor de Desenvolvimento de Negócios, atuando na coordenação de estratégias de comercialização, prospecção e viabilização de negócios, negociações de contratos com clientes e administração das despesas de desenvolvimento; 1988 a 1992 - Diretor Técnico, atuando nas áreas de Geração Elétrica e Barragens, Sistemas Elétricos e Projetos Industriais, com destaque para supervisão técnica e elaboração dos contratos de vários projetos; e de 1976 a 1988 – atuando na área técnica com Chefe do Setor de Engenharia Hidráulica e Gerente de diversos projetos de grande porte.

Trabalhou como Engenheiro Civil de 1972 a 1976 nas empresas Elektrowatt Ingenieros Consultores, Guatemala City, Guatemala, Elektrowatt Engineering Services, Zurick, Switzerland e Eletroprojetos S.A. – Estudos de Engenharia.

Atualmente participa da Diretoria da Associação Brasileira da Infra-Estrutura e Indústrias de Base (ABDIB) e, também, é membro dos seguintes conselhos: Conselho Diretor da Câmara de Arbitragem Empresarial – Brasil; Conselho de Política Econômica da FIEMG; Conselho Diretor da AMEC, Conselho Diretor da Associação Brasileira de Consultores de Engenharia (ABCE); e do Conselho Estadual de Recursos Hídricos de Minas Gerais.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGO	08/04/2008	4.945	391	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO	8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

9 - EXISTEM AÇÕES EM CIRCULAÇÃO	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	10 - QUANTIDADE (Unidade)	11 - PERCENTUAL	12 - QUANTIDADE (Unidade)	13 - PERCENTUAL	14 - QUANTIDADE (Unidade)	15 - PERCENTUAL
SIM	203.848.836	31,23	0	0,00	203.848.836	31,23

16 - AÇÕES PREFERENCIAIS EM CIRCULAÇÃO NO MERCADO

1 - CLASSE	2 - QUANTIDADE (Unidade)	3 - PERCENTUAL

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES ORDINÁRIAS E/OU PREFERENCIAIS

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF	6 - AÇÕES ORDINÁRIAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - TOTAL DE AÇÕES (Unidades)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	01.370.013-0001/15	BRASILEIRA	RJ	448.512.625	68,71	0	0,00	448.512.625	68,71	31/12/2007		SIM
002	BANCO CLÁSSICO S.A.	31.597.552-0001/52	BRASILEIRA	RJ	65.268.744	10,00	0	0,00	65.268.744	10,00	31/12/2007		NÃO
997	AÇÕES EM TESOURARIA				0	0,00	0	0,00	0	0,00			
998	OUTROS				138.960.823	21,29	0	0,00	138.960.823	21,29			
999	TOTAL				652.742.192	100,00	0	0,00	652.742.192	100,00			

15/1 - CLASSE	15/2 - QTD. AÇÕES PREFERENCIAIS (Unidades)	15/3 - % PREFERENCIAIS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF		
6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	**7 - %**	**8 - AÇÕES PREFERENCIAIS (Unidades)**	**9 - %**	**10 - AÇÕES/COTAS TOTAL (Unidades)**	**11 - %**	**12 - COMP.CAP.SOC.**
001001	SUEZ-TRACTEBEL S.A.		BELGA			
668.322.228	99,99	0	0,00	668.322.228	99,99	31/12/2007
001002	TELFIN S.A.		BELGA			
1	0,01	0	0,00	1	0,01	31/12/2007
001999	TOTAL					
668.322.229	100,00	0	0,00	668.322.229	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001	SUEZ-TRACTEBEL S.A.	31/12/2007

1 - ITEM				2 - NOME/RAZÃO SOCIAL			3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
001001001				ELECTRABEL S.A.				BELGA	
110.603.522	99,97	0	0,00	110.603.522	99,97	31/12/2007			
001001002				OUTROS					
31.178	0,03	0	0,00	31.178	0,03	31/12/2007			
001001999				TOTAL					
110.634.700	100,00	0	0,00	110.634.700	100,00				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001	ELECTRABEL S.A.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001001001001	SUEZ S.A.		FRANCESA	
001001001002	OUTROS			
001001001999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
001001001001	53.818.428	98,07	0	0,00	53.818.428	98,07	31/12/2007
001001001002	1.059.769	1,93	0	0,00	1.059.769	1,93	31/12/2007
001001001999	54.878.197	100,00	0	0,00	54.878.197	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001001	SUEZ S.A.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001001001001001	GROUPE BRUXELLES LAMBERT		BELGA	
001001001001002	OUTROS			
001001001001999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
001001001001001	122.013.876	9,34	0	0,00	122.013.876	9,34	31/12/2007
001001001001002	1.185.029.646	90,66	0	0,00	1.185.029.646	90,66	31/12/2007
001001001001999	1.307.043.522	100,00	0	0,00	1.307.043.522	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001001001	GROUPE BRUXELLES LAMBERT	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001001001001001001	PARGESA NETHERLANDS B.V.		HOLANDESA	
001001001001001002	OUTROS			
001001001001001999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
001001001001001001	78.420.013	48,60	0	0,00	78.420.013	48,60	31/12/2007
001001001001001002	82.938.274	51,40	0	0,00	82.938.274	51,40	31/12/2007
001001001001001999	161.358.287	100,00	0	0,00	161.358.287	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001001001001	PARGESA NETHERLANDS B.V.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001001001002	OUTROS	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001001002	OUTROS	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001001002	OUTROS	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001002	OUTROS	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001002	TELFIN S.A.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
002	BANCO CLÁSSICO S.A.	31/12/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
002001	JOSÉ JOÃO ABDALA FILHO	245.730.788-00	BRASILEIRA	
002002	JOSÉ PAIS RANGEL	239.775.667-68	BRASILEIRA	
002999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
002001	745.685.582	99,99	0	0,00	745.685.582	99,99	
002002	1.019	0,01	0	0,00	1.019	0,01	
002999	745.686.601	100,00	0	0,00	745.686.601	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 17/08/2005

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Unidades)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		652.742.192	2.445.766	2.445.766
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A			0	0	0
04	PREFERENCIAIS CLASSE B			0	0	0
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.192	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA APROVAÇÃO	3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais)	4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais)	5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Unidades)	6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Unidades)
01	07/04/2005			652.742.193.511	652.742.192

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Unidades)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	5.000.000	28/03/2008

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Unidades)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	ORDINÁRIA		78.200	08/07/2005
02	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001997400	PREFERENCIAL	A	15	08/07/2005
03	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	PREFERENCIAL	B	31.785	08/07/2005
04	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	19/10/2005	31/12/2005	920.096	0,1869040000	ORDINÁRIA		122.000	10/11/2005
05	DIVIDENDO	RCA	19/10/2005	31/12/2005	920.096	0,2160120000	ORDINÁRIA		141.000	10/11/2005
06	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	15/12/2005	31/12/2005	920.096	0,0608200000	ORDINÁRIA		39.700	19/04/2006
07	DIVIDENDO	AGO	26/04/2006	31/12/2005	920.096	0,7068500000	ORDINÁRIA		461.391	05/05/2006
08	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/08/2006	31/12/2006	979.146	0,1746480000	ORDINÁRIA		114.000	25/10/2006
09	DIVIDENDO	RCA	11/08/2006	31/12/2006	979.146	0,4963670000	ORDINÁRIA		324.000	25/10/2006
10	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	06/12/2006	31/12/2006	979.146	0,1516680000	ORDINÁRIA		99.000	07/05/2007
11	DIVIDENDO	AGO	17/04/2007	31/12/2006	979.146	0,6023650000	ORDINÁRIA		393.189	07/05/2007
12	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	10/05/2007	31/12/2007	1.045.627	0,1348158600	ORDINÁRIA		88.000	25/10/2007
13	DIVIDENDO	RCA	14/08/2007	31/12/2007	1.045.627	0,5516214256	ORDINÁRIA		360.066	25/10/2007
14	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	05/12/2007	31/12/2007	1.045.627	0,1348158600	ORDINÁRIA		88.000	20/05/2008
15	DIVIDENDO	AGO	08/04/2008	31/12/2007	1.045.627	0,7005499732	ORDINÁRIA		457.279	20/05/2008

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
01	ORDINÁRIA		100,00	NÃO		PLENO	100,00		

10 - PRÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE
		0,00	0,00000			

06.04 - MODIFICAÇÃO ESTATUTÁRIA/DIVIDENDO OBRIGATÓRIO

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
28/03/2008	30,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	16.200	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2007

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2006

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2005

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	13.470	12.000	10.000
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	1.045.627	979.146	920.096
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	10,30
02	COMPANHIA ENERGÉTICA SÃO SALVADOR	04.848.623/0001-70	FECHADA CONTROLADA	99,99	10,79

1- ITEM	7 - TIPO DE EMPRESA	8 - INÍCIO ÚLTIMO EXERC. SOCIAL	9 - FINAL ÚLTIMO EXERC. SOCIAL	10 - QTD. AÇÕES ÚLTIMO EXERC. SOCIAL (Unidades)
01	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	01/01/2007	31/12/2007	520.219.172
02	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	01/01/2007	31/12/2007	268.943.152

1- ITEM	11 - INÍCIO PENÚLTIMO EXERCÍCIO SOCIAL	12 - FINAL PENÚLTIMO EXERC. SOCIAL	13 - QTD. AÇÕES PENÚLTIMO EXERC. SOCIAL (Unidades)	14 - INÍCIO ANTEPENÚLT. EXERC. SOCIAL	15 - FINAL DO ANTEPENÚLT. EXERC. SOCIAL	16 - QTD. AÇÕES ANTEPENÚLTIMO EXERC. SOCIAL (Unidades)
01	01/01/2006	31/12/2006	520.219.172	01/01/2005	31/12/2005	520.219.172
02	01/01/2006	31/12/2006	208.754.110	01/01/2005	31/12/2005	26.880.474

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.644,43
14 - MONTANTE EMITIDO (Reais Mil)	149.022
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% do CDI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2007/013
4 - DATA DO REGISTRO CVM	19/06/2007
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	15/05/2007
9 - DATA DE VENCIMENTO	15/05/2014
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IPCA mais 7% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.233,31
14 - MONTANTE EMITIDO (Reais Mil)	358.166
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	35.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	35.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	04
2 - Nº ORDEM	4
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB-99/029
4 - DATA DO REGISTRO CVM	04/03/1999
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/1998
9 - DATA DE VENCIMENTO	01/04/2013
10 - ESPÉCIE DA DEBÊNTURE	SUBORDINADA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	TJLP mais 4% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	9.581,13
14 - MONTANTE EMITIDO (Reais Mil)	74.474
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	7.773
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	7.773
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

09.01 - BREVE HISTÓRICO DA EMPRESA

Histórico

Em 3 de maio de 1995, a Centrais Elétricas do Brasil S.A. (Eletrosul) e as demais empresas da Eletrobrás foram incluídas no Programa Nacional de Desestatização (PND), por meio do Decreto n.º 1.481, de 3 de maio de 1995.

Dessa forma, a Eletrosul, que havia sido criada em 1968 como terceira subsidiária regional da Eletrobrás destinada ao abastecimento energético dos Estados do Paraná, Santa Catarina e Rio Grande do Sul (área ampliada, em 1980, com a inclusão de Mato Grosso do Sul), foi parcialmente cindida em 23 de dezembro de 1997, sendo que o patrimônio relativo à atividade de geração de energia elétrica foi vertido para a constituição de uma nova sociedade, denominada Centrais Geradoras do Sul do Brasil S.A. (Gerasul). O patrimônio vertido à Gerasul, à época da cisão, representava cerca de 71,0% do patrimônio líquido cindido.

Após a cisão de 1997, a Eletrosul continuou responsável exclusivamente pelas atividades relacionadas à transmissão de energia elétrica e a Gerasul passou a atuar exclusivamente na geração e comercialização de energia elétrica, ficando as duas companhias sob o controle da Eletrobrás.

Em janeiro de 1998, o controle acionário da Gerasul passou a ser da Eletrobrás Geração S.A. (Eletroger), companhia que teve origem na cisão parcial do patrimônio da Eletrobrás. Em abril do mesmo ano, a Eletroger incorporou sua controlada Gerasul, passando a utilizar a denominação social até então utilizada pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Suez Energy South America Participações Ltda (SESA) (anteriormente denominada Tractebel EGI South America Ltda), empresa constituída no Brasil sob o controle da Suez Tractebel Sociètè Anonyme ("Suez Tractebel") (nova denominação da Tractebel Sociètè Anonyme), com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Gerasul, representado, na época, por 227.095.639.468 ações ordinárias, correspondentes a 50,01% do capital social votante da Gerasul, pelo preço de R$ 945,7 milhões.

Em 28 de maio de 1998, a Companhia foi registrada como companhia aberta na Comissão de Valores Mobiliários (CVM) sob n.º 1732-9.

Em fevereiro de 2002, a Gerasul alterou sua denominação social, para Tractebel Energia S.A.

Em novembro de 2005, a Companhia aderiu ao Novo Mercado, segmento de listagem da Bolsa de Valores de São Paulo - BOVESPA destinado à negociação de ações emitidas por companhias que se comprometam, voluntariamente, com a adoção de práticas de governança corporativa adicionais em relação ao que é exigido pela legislação aplicável, e, em dezembro do mesmo ano, realizou uma oferta secundária de 71.000.000 ações para promover maior valorização e liquidez das mesmas e atender aos requisitos do Novo Mercado.

Desde a privatização, em setembro de 1998, a Companhia realizou diversos investimentos na expansão e ampliação da confiabilidade de suas usinas, consolidando sua atuação no setor elétrico brasileiro. Nesse mesmo período, a Capacidade Instalada da Companhia apresentou crescimento de 63,9%, passando de 3.719 MW para 6.094 MW. Verificou-se, ainda, um aumento de 55,8% na Energia Assegurada, que passou de 2.143 MW médios para 3.338 MW médios.

09.01 - BREVE HISTÓRICO DA EMPRESA

Destaques 2007

No 1° trimestre de 2007, a Tractebel Energia adquiriu 2,8% de participação acionária na Machadinho Energética S.A. (MAESA) e, conseqüentemente, aumentou a sua participação total no consórcio em 2,34%, agregando 11,1 MW médios ao seu portfólio.

No 2° trimestre de 2007, a Tractebel Energia S.A. adquiriu a totalidade das ações ordinárias e preferenciais de emissão da Companhia Energética São Salvador (CESS), detidas pela sua controladora SUEZ Energy South America Participações Ltda. (SESA), que representam 99,99% do capital votante e 99,99% do capital total da CESS.

O preço pago pela Tractebel à SESA foi de R$ 304,0 milhões à vista e em moeda corrente nacional, valor esse que será acrescido de R$ 18,0 milhões, caso ocorra a concatenação entre a data do início dos pagamentos relativos ao UBP e o início do fornecimento de energia elétrica originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica no Ambiente Regulado (CCEARs).

A CESS é titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada. Em outubro de 2006 a CESS comercializou essa energia no 3° Leilão de Energia Nova com empresas distribuidoras que participam do Ambiente de Contratação Regulada (ACR), por um período de 30 anos, que se iniciará em janeiro de 2011. Ainda em outubro, a CESS entregou ao consórcio construtor a ordem de serviço para inicio efetivo das obras do empreendimento. A entrada em operação comercial dessa usina está prevista para o primeiro trimestre de 2009.

Em 18 de junho a Tractebel Energia participou do 1° leilão de fontes alternativas de energia, realizado pela Agência Nacional de Energia Elétrica (ANEEL). A Companhia vendeu 23 MW médios a R$ 141,16/MWh por 15 anos a partir de 2010, energia essa que seria gerada pela Unidade de Co-geração São João, um empreendimento a biomassa de cana-de-açúcar a ser construído em consórcio com o Grupo Dedini Agro. Posteriormente, a Dedini foi adquirida pelo grupo espanhol Abengoa, que optou por desfazer a parceria ficando com o compromisso de implementação da usina e entrega de energia. A Tractebel Energia, entretanto, terá direito a uma compensação financeira a título de indenização.

No 3° trimestre de 2007, a Companhia adquiriu, através da controlada integral Delta Energética, o controle acionário da Seival Participações S.A., correspondente a 100% das ações ordinárias representativas do capital social, pelo valor de R$ 23,8 milhões. A Seival Participações S.A. detém 99,99% das quotas do capital social da Usina Termelétrica Seival Ltda., constituída como uma Sociedade de Propósito Específico (SPE) para implantar e explorar uma central geradora termelétrica a vapor, utilizando como combustível carvão mineral.

09.01 - BREVE HISTÓRICO DA EMPRESA

No 4° trimestre de 2007, a Tractebel Energia, através de sua controlada integral Energia América do Sul Ltda., adquiriu o controle acionário da Ponte de Pedra Energética S.A. (PPESA), cujo fechamento completo da operação ocorreu em 29 de abril de 2008, após o cumprimento de determinadas condições constantes do contrato de compra e venda de ações celebrado naquela data, dentre elas, a anuência prévia da Agência Nacional de Energia Elétrica (ANEEL) e a aprovação do BNDES. A Ponte de Pedra Energética S.A. detém a concessão da usina hidrelétrica Ponte de Pedra, com capacidade instalada de 176,1 MW e energia assegurada de 131,6 MW médios, localizada no Rio Correntes, no Estado de Mato Grosso, em operação comercial desde setembro de 2005.

Com a aquisição da UHE Ponte de Pedra, a Tractebel Energia reafirmou sua intenção de manter a posição de maior geradora privada de energia elétrica do Brasil, operando um parque gerador de 7.153 MW, composto por 14 usinas (sete hidrelétricas e sete termelétricas), das quais 12 pertencem integralmente à Companhia e duas (as hidrelétricas Itá e Machadinho) são exploradas por meio de consórcios com outras empresas.

A Capacidade Instalada da Companhia, após a compra da participação na MAESA, da aquisição da Ponte de Pedra Energética S.A. e incluindo a propriedade indireta das UHEs Ita e Machadinho e da Unidade de Cogeração Lages, totalizava 6.057 MW, dos quais cerca de 80% oriundos de usinas hidrelétricas e 20% de termelétricas, o que correspondia a cerca de 7% do parque gerador de energia brasileiro. A Energia Assegurada da Companhia é de 3.338 MW-médios e a capacidade de fornecimento de energia elétrica da Companhia, que inclui o contrato de compra de energia de longo prazo celebrado com a controlada Itasa, é de 6.094 MW.

09.01 - BREVE HISTÓRICO DA EMPRESA

Organograma Societário

A Tractebel Energia é controlada pela Suez Energy South America Participações Ltda (SESA), detentora de 68,71% do seu capital social total. O esquema a seguir representa a estrutura acionária na qual a Companhia está inserida, indicando as respectivas participações:


SUEZ S.A.
96,10%
ELECTRABEL S.A.
99,97%
SUEZ-TRACTEBEL S.A.
99,99%
SESA
Suez Energy South America Participações Ltda.
68,71%
TBLE
Tractebel Energia S.A.
48,75%
ITASA
Itá Energética S.A.
99,99%
TBLC
Tractebel Energia Comerc. Ltda
99,99%
CESS
Cia Energética São Salvador
99,99%
LAGES
Lages Bioenergética Ltda.
2,82%
MAESA
Machadinho Energética S.A.
99,99%
LAGOA
Lagoa Formosa Bioenergética Ltda
99,99%
ÉPSILON
Épsilon Participações Ltda
99,99%
DELTA
Delta Energética S.A
99,99%
EAS
Energia América do Sul Ltda
99,99%
GAMA
Gama Participações Ltda
99,99%
SEIVAL
99,99%
UTE SEIVAL

Incorporação da Companhia Energética Meridional – CEM

Em 28.03.2008, foi aprovado pelas assembléias gerais extraordinárias realizadas naquela data, a operação de incorporação, pela Tractebel Energia, de sua subsidiária integral, Companhia Energética Meridional (CEM), mediante versão do patrimônio líquida da CEM, a valor contábil.

Com a aprovação da operação, os administradores da Tractebel Energia foram autorizados a tomar todas as providências necessárias a conclusão do processo, inclusive, de efetuar o pedido de cancelamento de registro de companhia aberta, da Companhia Energética Meridional (CEM), junto à Comissão de Valores Mobiliários (CVM), o qual foi concedido e 08.04.2008.

A incorporação foi realizada na forma descrita a seguir:

09.01 - BREVE HISTÓRICO DA EMPRESA

1. Motivos da operação

A incorporação pretendida objetivou a simplificação da estrutura societária do grupo, mediante a reestruturação societária e patrimonial concernente na operação de incorporação da CEM pela Tractebel Energia, a qual não só reduzirá a estrutura organizacional atual, diminuindo custos, aumentando o valor para os acionistas, racionalizando e otimizando os investimentos, bem como facilitará a unificação, padronização e aperfeiçoamento da administração geral dos negócios das sociedades envolvidas e permitirá a eliminação dos custos de negociação que a manutenção das duas companhias impõe.

Cabe considerar, ainda, que o ágio registrado pela Tractebel Energia em decorrência da aquisição da CEM, no valor de R$ 22,3 milhões, em 31 de dezembro de 2007, será, após a incorporação, aproveitado para fins fiscais, pela Tractebel Energia, nos termos da legislação tributária.

2. Atos que antecederam a operação

O Protocolo de Incorporação de Ações e Sociedade e Instrumento de Justificação foi firmado entre as partes e a proposta de incorporação foi previamente aprovada pelo Conselho de Administração das Companhias, pelos debenturistas da 1ª emissão de debêntures da CEM e pela Agência Nacional de Energia Elétrica (ANEEL).

3. Particularidades da incorporação

Considerando que a CEM é uma subsidiária integral da Tractebel Energia a incorporação não resultou em modificação do patrimônio líquido da Tractebel Energia e, conseqüentemente, emissão de novas ações, na medida em que o patrimônio líquido da CEM já estará integralmente refletido no patrimônio líquido da Tractebel Energia em decorrência da aplicação do método da equivalência patrimonial.

Face ao exposto anteriormente, não se aplicou qualquer substituição de ações em decorrência da incorporação, conforme disposto no art. 264 da Lei das Sociedades por Ações (Lei n.º 6.404/76), uma vez que não haverá atribuição de novas ações de emissão da Tractebel Energia em substituição às ações da CEM, que se extinguirá. Por essa razão, não foi necessária a avaliação do patrimônio líquido da Tractebel Energia e da CEM a preços de mercado. Também não foi aplicável qualquer disposição acerca de direito de recesso.

4. Critérios de avaliação do patrimônio da CEM e tratamento das variações patrimoniais

O patrimônio líquido da CEM foi transferido para o da Tractebel Energia pelo respectivo valor dos livros contábeis, tomando como base os elementos constantes do balanço levantado no último dia do mês anterior ao da realização da Assembléia Geral Extraordinária que aprovar a operação. As variações patrimoniais ocorridas entre essa data e a da efetiva incorporação serão absorvidas pela Tractebel Energia.

Os administradores da Tractebel Energia indicaram a contratação da Deloitte Touche Tohmatsu Auditores Independentes como empresa especializada para proceder à avaliação do patrimônio líquido da CEM a ser transferido para a Tractebel Energia, tendo esta firma de auditoria declarado não existir qualquer conflito ou comunhão de interesses, atual ou potencial, envolvendo os controladores das Companhias, ou, ainda, no tocante à própria incorporação.

09.01 - BREVE HISTÓRICO DA EMPRESA

A indicação ficou condicionada à ratificação pela Assembléia Geral de acionistas da Tractebel Energia que examinou o Protocolo e Justificação, nos termos do disposto no §1º do art. 227 da Lei das Sociedades por Ações.

5. Custos

Estima-se que os custos, para a Tractebel Energia, com a realização da operação de incorporação, foram da ordem de R$ 100 mil, incluídas as despesas com publicações, auditores, advogados e demais profissionais técnicos contratados para assessoria na operação.

6. Demais informações sobre a operação

A efetivação da incorporação acarretou na extinção da CEM, que foi sucedida pela Tractebel Energia em todos os seus bens, direitos e obrigações.

SOCIEDADES CONTROLADAS

Itá Energética S.A. - ITASA: detém a concessão para a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, com a Companhia Siderúrgica Nacional (CSN) e a Companhia de Cimento Itambé. O empreendimento está situado no Rio Uruguai, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de cinco grupos geradores de 290 MW e energia assegura total de 720MW médios. O prazo de concessão para construção e exploração está vigente até outubro de 2030.

Tractebel Energia Comercializadora Ltda.: tem o objetivo social de comercializar energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades.

Lages Bioenergética Ltda.: atua como produtora independente de energia, através da central geradora termelétrica Lages, localizada no Município de Lages (SC). Trata-se de uma usina de co-geração, com um turbogerador a vapor de 28 MW, que produz energia utilizando resíduos de madeira (biomassa) como combustível. A autorização para implantação e exploração do empreendimento tem prazo de vigência até outubro de 2032.

Machadinho Energética S.A - MAESA: é uma Sociedade de Propósito Específico – SPE que foi constituída para construir e explorar, através de consórcio, a Usina Hidrelétrica Machadinho. As companhias consorciadas são a MAESA e a Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. O empreendimento está localizado no Rio Pelotas entre os municípios de Maximiliano de Almeida e Piratuba e possui capacidade instalada de 1.140 MW e energia assegurada de 529MW médios. O prazo de concessão para construção e exploração vigorará é julho de 2032.

Delta Energética S.A.: Sociedade constituída em outubro de 2001, a Delta Energética não exerceu atividades operacionais no exercício de 2007. No presente exercício, a Delta Energética S.A. adquiriu o controle acionário da Seival Participações S.A., que é uma *holding* de propósito específico, detentora de 99,99% do capital social da Usina Termelétrica Seival Ltda., com sede na cidade de Porto Alegre – RS.

09.01 - BREVE HISTÓRICO DA EMPRESA

A aquisição da Seival Participações acrescenta ganhos ao desenvolvimento do projeto para exportação de energia ao Uruguai a partir de 2012, uma vez que detém os direitos, incluindo autorização da ANEEL, licença prévia e opção de compra de imóvel, para implantar e explorar uma termelétrica a carvão em Candiota (RS), com potência instalada de até 540 MW.

O preço da aquisição foi de R$ 23,8 milhões, com recursos provenientes de aumento de capital realizado pela controladora Tractebel Energia S.A.

Companhia Energética São Salvador – CESS: é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis (SC) e, detém a concessão do aproveitamento hidrelétrico São Salvador, localizado no Rio Tocantins, nos municípios de São Salvador e Paranã, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada. O inicio de sua operação comercial está prevista para o 1° trimestre de 2009. A vigência da concessão para construção e exploração terminará em abril de 2037.

Lagoa Formosa Bioenergética Ltda.: Em julho de 2007 foi constituída a empresa Lagoa Formosa Bioenergética Ltda., uma Sociedade de Propósito Específico (SPE), controlada integral da Tractebel Energia, o qual não exerceu atividades até o presente momento.

Energia América do Sul Ltda.: Sociedade constituída em agosto de 1998, transferida para a Tractebel Energia S.A. em novembro de 2007, a Energia América do Sul Ltda não exerceu atividades até o presente momento.

Épsilon Participações Ltda.: Sociedade constituída em novembro de 2007, a Épsilon Participações Ltda não exerceu atividades até o presente momento.

Gama Participações Ltda.: Sociedade constituída em novembro de 2007, a Gama Participações Ltda não exerceu atividades até o presente momento.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

VISÃO GERAL DO SETOR ELÉTRICO BRASILEIRO

Geral

De acordo com a ANEEL, existe hoje um total de 1.689 empreendimentos de geração em operação no Brasil, gerando aproximadamente 100.000 MW de potência. A adição de aproximadamente 28.000 MW na capacidade de geração do país é esperada para os próximos anos, proveniente dos 108 empreendimentos atualmente em construção e mais 508 empreendimentos com concessão e/ou autorização outorgada.

Aproximadamente 34% da capacidade instalada de geração de energia no Brasil é atualmente detida pela Eletrobrás, holding controlada pelo Governo Federal, que detém também 70,0% da capacidade instalada de transmissão acima de 230 kV. Além disso, alguns estados brasileiros controlam empresas que se dedicam à geração, transmissão e distribuição de energia elétrica, tais como a Companhia Energética de São Paulo ("CESP"), a Companhia Paranaense de Energia ("COPEL") e a Companhia Energética de Minas Gerais ("CEMIG").

Capacidade de Geração

O setor elétrico brasileiro está dividido em quatro regiões geográficas: Sudeste, Sul, Norte e Nordeste, interconectadas por linhas de transmissão de alta capacidade.

Em 2007, as usinas hidrelétricas geraram, aproximadamente, 93,0% de toda a energia elétrica produzida no Brasil. O restante da produção é gerada por usinas termelétricas que utilizam gás natural, diesel, óleo combustível, carvão vegetal ou mineral, madeira, ou combustível nuclear. Com exceção de sistemas isolados da região Norte, as usinas termelétricas são utilizadas quando se torna mais barato o uso de tal energia em relação ao armazenamento de água para ser utilizada para geração de energia no futuro.

Consumo de Energia Elétrica no País

Em 2007, houve uma expansão de 5,7% no consumo faturado de energia elétrica no Brasil, contra um crescimento esperado de 5,1% da economia, resultando em um múltiplo de 1,1 entre os dois indicadores. Para 2008, espera-se um incremento no consumo de energia elétrica em torno de 5,0%, de acordo com o Operador Nacional do Sistema Elétrico (ONS).

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Concessões

As empresas ou consórcios que desejam construir e/ou operar instalações para geração hidrelétrica com potência acima de 1 MW, transmissão ou distribuição de energia no Brasil devem participar de processos licitatórios. Empresas ou consórcios que desejem atuar em comercialização ou geração térmica devem solicitar permissão ou autorização ao MME ou à Agência Nacional de Energia Elétrica - ANEEL, conforme o caso. Concessões dão o direito de gerar, transmitir ou distribuir energia elétrica em determinada área de concessão por um período determinado. Esse período é limitado a 35 anos para novas concessões de geração, e 30 anos para novas concessões de transmissão ou distribuição. Concessões existentes poderão ser renovadas a exclusivo critério do Poder Concedente, ainda que a respectiva concessionária tenha cumprido com todas as suas obrigações nos termos dos Contratos de Concessão e solicitado a prorrogação dentro do prazo. Assim, não há garantia de que as concessões hoje outorgadas às respectivas concessionárias, inclusive a Companhia, serão prorrogadas pelo Poder Concedente. A prorrogação de uma concessão provavelmente terá como contrapartida o pagamento, pela respectiva concessionária, de valores a título de uso de bem público para produção e comercialização de energia elétrica.

A Lei de Concessões estabelece, entre outras disposições, as condições que a concessionária deve cumprir ao fornecer serviços de energia, os direitos dos consumidores, e as obrigações da concessionária e do Poder Concedente. Ademais, a concessionária deverá cumprir o regulamento vigente do setor elétrico. Os principais dispositivos da Lei de Concessões estão resumidos como segue:

- serviço adequado: A concessionária deve prestar serviço adequado a fim de satisfazer parâmetros de regularidade, continuidade, eficiência, segurança e acesso ao serviço;
- Servidões: O Poder Concedente pode declarar os bens necessários à execução do serviço ou obra pública de necessidade ou utilidade pública para fins de instituição de servidão administrativa, em benefício de uma concessionária. Neste caso, a responsabilidade pelas indenizações cabíveis é da concessionária;
- responsabilidade Objetiva: A concessionária é responsável por todos os danos diretos ou indiretos resultantes da prestação de seus serviços;
- alterações na participação controladora; O Poder Concedente deve aprovar qualquer alteração direta ou indireta de participação controladora na concessionária;
- intervenção pelo Poder Concedente: O Poder Concedente poderá intervir na concessão, por meio de processo administrativo, a fim de garantir o desempenho adequado dos serviços e o cumprimento integral das disposições contratuais e regulatórias;

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

- término antecipado da concessão: O término do contrato de concessão poderá ser antecipado por meio de encampação, caducidade ou rescisão do contrato. Encampação consiste no término prematuro de uma concessão por razões relacionadas ao interesse público, mediante indenização. A caducidade consiste na retomada da atividade e de bens concedidos pelo Poder Concedente após processo administrativo com todos os direitos e garantias atinentes ao "devido processo legal", no qual reste comprovado que a concessionária, sem justificativa, (1) deixou de prestar serviços adequados ou de cumprir a legislação ou regulamentação aplicável, (2) não tem mais capacidade técnica financeira ou econômica para fornecer serviços adequados, ou (3) não cumpriu as penalidades eventualmente impostas pelo Poder Concedente. A concessionária tem direito à indenização, a posteriori, por seus investimentos em ativos reversíveis que não tenham sido integralmente amortizados ou depreciados, após dedução de quaisquer multas e danos devidos pela concessionária. Por fim, a rescisão contratual pode ser feita de comum acordo entre as partes ou em decorrência de decisão judicial irrecorrível, proferida em processo interposto pelo concessionário; e
- término por decurso do prazo: Quando a concessão expira, todos os bens, direitos e privilégios transferidos à concessionária que sejam materialmente relacionados à prestação dos serviços de energia revertem ao Poder Concedente. Depois do término, a concessionária tem direito de indenização por seus investimentos em ativos revertidos, exceto quanto àqueles relacionados ao projeto original, que não tenham sido integralmente amortizados ou depreciados.

Penalidades Aplicáveis às Concessionárias

A regulamentação da ANEEL prevê a aplicação de sanções e penalidades aos agentes do setor elétrico e classifica as penalidades com base na natureza e na relevância da violação (incluindo advertências, multas, suspensão temporária do direito de participar em processos de licitação para novas concessões, licenças ou autorizações e caducidade). Para cada violação, as multas podem atingir até 2,0% (dois por cento) da receita oriunda de venda de energia elétrica e prestação de serviços (deduzidos o ICMS e ISS) das concessionárias verificada no período de 12 meses imediatamente anterior à lavratura do auto de infração. Algumas das infrações que podem resultar em aplicação de multas referem-se à ausência de requerimento, pelo agente, de aprovação da ANEEL, relativos a:

- assinatura de contratos entre partes relacionadas nos casos previstos na regulamentação;
- venda ou cessão de bens relacionados aos serviços prestados, bem como a imposição de quaisquer gravames (incluindo qualquer espécie de garantia, caução, fiança, penhor ou hipoteca) sobre a receita dos serviços de energia; e
- alterações no estatuto social, transferência de ações que implique a mudança de seu controle acionário, assim como efetuar reestruturação societária da concessionária.

No caso de contratos firmados entre partes relacionadas, a agência pode impor, a qualquer tempo, restrições aos seus termos e condições e, em circunstâncias extremas, determinar sua rescisão.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Principais Entidades Regulatórias

Ministério de Minas e Energia - MME

O MME é o principal órgão regulador do setor energético do Governo Federal, atuando como Poder Concedente em nome do governo federal, e tendo como principal atribuição o estabelecimento das políticas, diretrizes e da regulamentação do setor. Subseqüentemente à aprovação da Lei do Novo Modelo do Setor Elétrico, o Governo Federal, atuando principalmente por intermédio do MME, assumiu certas atribuições anteriormente de responsabilidade da ANEEL, incluindo a elaboração de diretrizes que regem a outorga de concessões e a expedição de normas que regem o processo licitatório para concessões de serviços públicos e instalações de energia elétrica.

Agência Nacional de Energia Elétrica - ANEEL

O setor elétrico brasileiro é regulado pela ANEEL, autarquia federal autônoma. Depois da promulgação da Lei do Novo Modelo do Setor Elétrico, as principais responsabilidades da ANEEL passaram a ser (i) regular e fiscalizar o setor elétrico segundo a política determinada pelo MME e (ii) responder a questões a ela delegadas pelo Governo Federal e pelo MME. As atuais responsabilidades da ANEEL incluem, entre outras, (i) fiscalização de concessões para atividades de geração, transmissão e distribuição de energia elétrica, inclusive aprovação de tarifas de energia elétrica; (ii) promulgação de regulamentos para o setor elétrico; (iii) implementação e regulamentação da exploração das fontes de energia, incluindo a utilização de energia hidrelétrica; (iv) promoção do processo licitatório para novas concessões; (v) solução de litígios administrativos entre os agentes do setor elétrico; e (vi) definição dos critérios e metodologia para determinação das tarifas de transmissão.

Conselho Nacional de Política de Energia - CNPE

Em agosto de 1997, foi criado o CNPE para o desenvolvimento e criação da política nacional de energia. Presidido pelo MME, sendo a maioria de seus membros ministros do Governo Federal. Sua finalidade consiste otimizar o uso dos recursos de energia do Brasil e para garantir o fornecimento de energia no País.

Operador Nacional do Sistema Elétrico - ONS

O ONS foi criado em 1998 e se caracteriza como uma entidade de direito privado sem fins lucrativos constituída por geradores, transmissores, distribuidores e consumidores livres. A Lei do Novo Modelo do Setor Elétrico concedeu ao Governo Federal poder para indicar três diretores para a Diretoria Executiva do ONS. O papel básico do ONS é coordenar e controlar as operações de geração e transmissão do Sistema Interligado, sujeito à regulamentação e supervisão da ANEEL. Os objetivos e principais responsabilidades do ONS incluem: (i) planejamento da operação da geração e transmissão de energia elétrica; (ii) a organização e controle da utilização do SIN e interconexões internacionais; (iii) a garantia de acesso à rede de transmissão de maneira não discriminatória a todos os agentes do setor; (iv) o fornecimento de subsídios para o planejamento da expansão do sistema elétrico; apresentação ao MME de propostas de ampliações da Rede Básica (propostas estas que serão levadas em consideração no planejamento da expansão do sistema de transmissão); (v) proposição de normas relativas à operação do sistema de transmissão para aprovação pela ANEEL; e (vi) a elaboração de um programa de despacho otimizado com base na disponibilidade declarada pelos agentes geradores.

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Câmara de Comercialização de Energia Elétrica - CCEE

Em 12 de agosto de 2004, o Governo Federal editou um decreto estabelecendo a regulamentação aplicável à CCEE que, em 10 de novembro de 2004, sucedeu o MAE, absorvendo todas as suas atividades e ativos.

Um dos principais papéis da CCEE é viabilizar a comercialização de energia elétrica no SIN, conduzindo os leilões públicos de energia elétrica no Ambiente Regulado. Além disso, a CCEE é responsável, entre outras coisas, por (1) registrar todos os contratos de comercialização de energia no Ambiente de Contratação Regulada, os contratos resultantes de contratações de ajustes e os contratos celebrados no Ambiente de Contratação Livre, e (2) contabilizar e liquidar as transações de curto prazo.

A CCEE é composta por detentores de concessões, permissões e autorizações do setor elétrico, bem como por Consumidores Livres e consumidores que adquirem energia por meio de fonte solar, eólica e biomassa, e o seu Conselho de Administração é formado por quatro membros, nomeados por tais agentes, e por um membro nomeado pelo MME, que ocupa o cargo de Presidente do Conselho de Administração.

De acordo com a Lei do Novo Modelo do Setor Elétrico, o cálculo do preço da energia elétrica comprada ou vendida no mercado spot (Preço de Liquidação de Diferenças – PLD) é de responsabilidade da CCEE que leva em conta, dentre outros fatores, (i) a otimização do uso dos recursos eletroenergéticos para atendimento das cargas do sistema, (ii) as necessidades de energia elétrica dos agentes e (iii) o custo do déficit de energia elétrica.

Em 26 de outubro de 2004, por meio da Resolução Normativa n.º 109, a ANEEL instituiu a Convenção de Comercialização de Energia Elétrica, que estabelece a estrutura e a forma de funcionamento da CCEE, dispondo, entre outros assuntos, sobre as obrigações e direitos dos agentes da CCEE, a forma de solução dos conflitos, as condições de comercialização de energia elétrica no ambiente regulado e no ambiente livre e o processo de contabilização e liquidação financeira das operações realizadas no mercado de curto prazo.

Empresa de Pesquisa Energética - EPE

Criada em 16 de agosto de 2004, por meio do Decreto nº 5.184, a Empresa de Pesquisa Energética, ou EPE, é uma empresa pública federal, cuja autorização para criação foi concedida pela Lei nº 10.847, de 15 de março de 2004, sendo responsável por conduzir pesquisas estratégicas no setor elétrico, inclusive com relação à energia elétrica, petróleo, gás, carvão e fontes energéticas renováveis. As pesquisas realizadas pela EPE serão usadas para subsidiar a formulação, o planejamento e a implementação de ações do MME no âmbito da política energética nacional.

Comitê de Monitoramento do Setor de Energia - CMSE

A Lei do Novo Modelo do Setor Elétrico autorizou a criação do Comitê de Monitoramento do Setor Elétrico ("CMSE"), que atua sob a direção do MME. O CMSE é responsável pelo monitoramento das condições de fornecimento do sistema, propondo medidas preventivas para restaurar as condições adequadas de atendimento, incluindo ações no lado da demanda, da contratação de uma reserva conjuntural do lado da oferta e outras.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Lei do Novo Modelo do Setor Elétrico

A Lei do Novo Modelo do Setor Elétrico promoveu alterações significativas na regulamentação do setor elétrico com vistas a (i) proporcionar incentivos a empresas privadas e públicas para construção e manutenção da capacidade de geração; e (ii) assegurar o fornecimento de energia elétrica no Brasil, por meio de processos licitatórios. As principais modificações introduzidas pela Lei do Novo Modelo do Setor Elétrico incluem:

- a criação de dois ambientes paralelos para a comercialização de energia, sendo (i) um mercado de venda de energia elétrica para distribuidores, de forma a garantir o fornecimento de energia elétrica para consumidores cativos, por intermédio de leilões públicos em que a aquisição de energia elétrica proveniente de novos empreendimentos e de empreendimentos já existentes são objeto de leilões diferentes, chamado de Ambiente de Contratação Regulada; e (ii) um mercado especificamente voltado aos demais agentes, do qual podem participar os Geradores, Consumidores Livres, agentes comercializadores e que permite um certo grau de competição em relação ao Ambiente de Contratação Regulada, qual seja, o Ambiente de Contratação Livre.
- obrigatoriedade, por parte das empresas de distribuição, de adquirir energia suficiente para satisfazer 100,0% (cem por cento) da sua demanda;
- restrições a determinadas atividades das Distribuidoras, que inclui a proibição de venda de eletricidade aos consumidores livres (podendo, contudo, atendê-los por meio de tarifas reguladas, ou seja, nas mesmas condições dos consumidores cativos) e de desenvolver atividades de geração e transmissão de energia elétrica, de forma a assegurar que estas se concentrem somente em sua atividade principal, para garantir serviços mais eficientes e confiáveis aos Consumidores Cativos;
- existência de Garantia Física de Lastro de geração para toda energia comercializada em contratos;
- eliminação da auto-contratação (*self-dealing*), por intermédio de contratos bilaterais, de forma a proporcionar um incentivo a que as Distribuidoras comprem energia aos mais baixos preços disponíveis, ao invés de comprar energia elétrica de partes relacionadas; e
- respeito aos contratos firmados anteriormente à vigência da Lei do Novo Modelo do Setor Elétrico, de forma a proporcionar estabilidade às transações efetuadas antes da sua promulgação.

A Lei do Novo Modelo do Setor Elétrico também excluiu a Eletrobrás e suas subsidiárias do Programa Nacional de Privatização criado pelo Governo Federal em 1990 visando promover o processo de privatização das empresas estatais.

Comercialização de Energia

A comercialização de energia como atividade autônoma está prevista na Lei do Setor Elétrico e no Decreto n.º 2.655/98, estando sujeita a um regime competitivo, do qual diversos agentes podem participar, dentre os quais as Geradoras, atuando no regime de serviço público ou no de produção independente, as Comercializadoras e os importadores de energia.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

De acordo com a Lei do Novo Modelo do Setor Elétrico, no âmbito do Ambiente de Contratação Regulada, os Contratos de Comercialização de Energia Elétrica no Ambiente Regulado ("CCEAR") deverão ser celebrados entre cada geradora e todas as concessionárias e permissionárias de distribuição do SIN, que são obrigadas a oferecer garantias aos geradores. As contratações entre as Distribuidoras e empreendimentos de geração existentes prevêem a entrega da energia sempre a partir do ano seguinte ao da respectiva licitação e terão prazos de duração de, no mínimo, 3 e, no máximo, 15 anos. As contratações entre as Distribuidoras e novos empreendimentos de geração prevêem a entrega da energia a partir do 3° ou do 5° ano contado do ano da respectiva licitação e terão prazo de duração de, no mínimo, 15 e, no máximo, 35 anos.

Ambientes para a Comercialização de Energia Elétrica

Nos termos da Lei do Novo Modelo do Setor Elétrico, as negociações envolvendo compra e venda de energia elétrica serão conduzidas, paralelamente, em dois diferentes segmentos de mercado: (i) o Ambiente de Contratação Regulada, que contempla a compra por Distribuidoras em leilões públicos para atender aos seus Consumidores Cativos e (ii) o Ambiente de Contratação Livre, que compreende a compra de energia elétrica por outros agentes do setor, como Consumidores Livres e Comercializadoras.

A energia gerada por (i) projetos de baixa capacidade de geração, localizados próximo a centrais de consumo ("Geração Distribuída"); (ii) usinas qualificadas nos termos do PROINFA, conforme definido abaixo; e (iii) Itaipu, não estarão sujeitas a processos de leilão centralizados para o fornecimento de energia no Ambiente de Contratação Regulada. A energia elétrica gerada por Itaipu é comercializada pela Eletrobrás e os volumes que devem ser comprados por cada Distribuidora são determinados compulsoriamente pela ANEEL. Os preços pelos quais a energia gerada por Itaipu é comercializada são denominados em dólares dos Estados Unidos da América, e estabelecidos em conformidade com um tratado firmado entre o Brasil e o Paraguai. Conseqüentemente, os preços para Itaipu estão sujeitos à variação da taxa de câmbio dólar/real.

A aquisição pelas Distribuidoras de energia proveniente de processos de Geração Distribuída, fontes eólicas, PCHs devem observar um processo competitivo de chamada pública, que garanta publicidade, transparência e igualdade de acesso.

O Ambiente de Contratação Regulada

No Ambiente de Contratação Regulada, as empresas de distribuição compram a energia que esperam comercializar com seus Consumidores Cativos, por meio de leilões regulados pela ANEEL e organizados pela CCEE. As compras de energia elétrica são feitas com as Geradoras, Comercializadoras e importadores de energia elétrica (referidos em conjunto como "Agentes Vendedores") por meio de duas espécies de acordos bilaterais: (i) Contratos de Quantidade de Energia; e (ii) Contratos de Disponibilidade de Energia.

Nos termos de um Contrato de Quantidade de Energia, os Agentes Vendedores se comprometem a fornecer uma determinada quantidade de energia elétrica e assumem o risco de que o fornecimento poderá ser afetado por condições hidrológicas e baixos níveis de reservatórios, entre outros fatores que poderão afetar ou diminuir o fornecimento de energia elétrica, e neste caso terão que comprar a energia no mercado, de forma a cumprir seus compromissos de fornecimento.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

De outra forma, nos termos de um Contrato de Disponibilidade de Energia, a unidade geradora se compromete a disponibilizar uma determinada capacidade ao Ambiente de Contratação Regulada. Neste caso, a receita da Geradora é garantida e o risco hidrológico de despacho de tais usinas (pagamento de custos variáveis) é assumido pela Distribuidora. Em conjunto, estes contratos constituem o CCEAR.

Nos termos da Lei do Novo Modelo do Setor Elétrico, a estimativa de demanda por parte das Distribuidoras é o principal fator levado em conta quando da determinação da quantidade de energia elétrica que o sistema como um todo deverá contratar. De acordo com o novo modelo, as Distribuidoras são obrigadas a contratar 100,0% de suas necessidades de energia elétrica, ao invés dos 95,0% exigidos pelo modelo antigo. A insuficiência de energia elétrica para suprir todo o mercado cativo é verificada no processo de contabilização da CCEE e pode resultar em penalidades às Distribuidoras.

As Distribuidoras de energia têm o direito de repassar a seus consumidores os custos relacionados à energia elétrica adquirida por meio de leilões, bem como quaisquer tributos e encargos setoriais relativos aos leilões. Nesse repasse, determinados desvios de volumes para maior e para menor são admitidos em virtude da impossibilidade das Distribuidoras de declararem montantes exatos e com antecedência em relação à sua demanda de energia elétrica para um determinado período.

De acordo com a Lei do Novo Modelo do Setor Elétrico, no âmbito do Ambiente de Contratação Regulada, os CCEAR deverão ser celebrados entre cada Agente Vendedor e todas as concessionárias e permissionárias de distribuição que participaram de um determinado leilão, sendo estas obrigadas a oferecer garantias às Geradoras. As contratações entre as Distribuidoras e empreendimentos de geração existentes poderão prever entrega da energia a partir do ano seguinte ao da respectiva licitação e terão prazos de duração de, no mínimo, 3 e, no máximo, 15 anos. As contratações entre as Distribuidoras e novos empreendimentos de geração poderão prever entrega da energia a partir do 3° ou do 5° ano contado do ano da respectiva licitação e terão prazo de duração de, no mínimo, 15 e, no máximo, 35 anos. A regulamentação da contratação de energia no Ambiente de Contratação Regulada deverá prever, ainda, condições e limites para repasse do custo de aquisição de energia elétrica para os consumidores finais, bem como o compartilhamento dos riscos hidrológicos entre Geradoras e compradores.

Redução da Energia Contratada

O Decreto n.º 5.163, de 15 de março de 2004, que regula a negociação de energia elétrica no âmbito da Lei do Novo Modelo do Setor Elétrico, permite às Distribuidoras reduzirem o montante de energia contratada por meio dos CCEAR nos seguintes casos: (i) compensação pela saída de Consumidores Potencialmente Livres do Mercado Regulado para o Mercado Livre; (ii) desvios das estimativas de demanda elaboradas pelas Distribuidoras, após dois anos da declaração de demanda inicial, sendo que neste caso a redução poderá atingir até 4,0% por ano do montante inicialmente contratado; e (iii) aumento dos montantes de energia adquiridos por meio de contratos firmados antes de 17 de março de 2004.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Redução Compulsória no Consumo

A Lei do Novo Modelo do Setor Elétrico estabelece que, em uma situação na qual o Governo Federal venha a decretar a redução compulsória do consumo de energia em determinada região, todos os Contratos de Quantidade de Energia no Ambiente de Contratação Regulada, registrados pela CCEE, deverão ter seus respectivos volumes reajustados na mesma proporção da redução do consumo.

O Ambiente de Contratação Livre

No Ambiente de Contratação Livre é realizada a venda de energia entre concessionárias de geração, Produtores Independentes, Autoprodutores, Comercializadoras de energia elétrica, importadores de energia e Consumidores Livres. O Ambiente de Contratação Livre também inclui contratos bilaterais existentes entre geradoras e distribuidoras até a sua respectiva expiração, quando deverão ser celebrados nos termos das diretrizes da Lei do novo Modelo do Setor Elétrico.

Consumidores Livres são aqueles cuja demanda supere 3 MW ao ano, atendidos em tensão igual ou superior que 69 kV ou em qualquer tensão (desde que o suprimento tenha sido iniciado após 07 de julho de 1995), e que, em virtude desse critério de elegibilidade, podem ser atendidos por outros fornecedores, além da Distribuidora local. Adicionalmente, consumidores, ou conjunto de unidades consumidoras reunidas por comunhão de interesses de fato ou de direito, com demanda contratada igual ou maior que 500 kW, em tensão igual ou superior a 2,3 kV, chamados de consumidores especiais (Consumidores Especiais), também poderão ser atendidos por outros fornecedores de energia elétrica, se tais consumidores passarem a ser supridos por fontes incentivas de energia alternativa, tais como usinas de biomassa, energia eólica, Pequenas Centrais Hidrelétricas ou sistemas de cogeração qualificada.

Um consumidor que esteja habilitado para escolher seu fornecedor, no caso, um Consumidor Livre, e que tenha um contrato por prazo indeterminado com uma Distribuidora, somente poderá rescindir tal contrato mediante notificação à Distribuidora, com antecedência mínima de 15 dias da data em que tal Distribuidora deverá declarar suas necessidades de energia para o leilão seguinte, ressalvado que o fornecimento no Ambiente de Contratação Livre só será iniciado no ano seguinte ao da notificação.

O Consumidor Livre em potencial, quando exerce a sua prerrogativa de se tornar livre, somente poderá retornar ao mercado regulado mediante o envio de notificação à Distribuidora local com antecedência de 5 anos, podendo a Distribuidora aceitar prazo inferior a seu exclusivo critério. O prazo de aviso tem por finalidade assegurar que, se necessária, a construção de novas unidades geradoras possa ser finalizada para suprir os consumidores livres que voltarem ao Ambiente de Contratação Regulada.

A fim de minimizar os efeitos de perdas resultantes de consumidores que escolhem se tornar consumidores livres, as distribuidoras podem reduzir o montante de energia contratado junto a geradoras de acordo com o volume de energia que não será distribuído aos consumidores livres. As geradoras estatais, tais como as geradoras privadas, poderão vender energia elétrica aos consumidores livres, contudo estas unidades deverão fazê-lo por meio de processos públicos que garantam a transparência e igualdade de acesso aos interessados.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Eliminação da Auto-Contratação (Self-Dealing)

Tendo em vista que a compra de energia elétrica para clientes cativos será feita no Ambiente de Contratação Regulada, a chamada auto-contratação (self-dealing), na qual cada Distribuidora podia satisfazer até 30,0% de suas necessidades de energia por meio da compra junto a partes relacionadas, não mais é permitida, exceto no contexto de contratos que foram devidamente aprovados pela ANEEL anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico ou nos contratos firmados em decorrência do leilão realizado de acordo com as regra do próprio Ambiente de Contratação Regulada.

Compras de Energia Elétrica Conforme a Lei do Novo Modelo do Setor Elétrico

Em 30 de julho de 2004, o Governo Federal instituiu a regulamentação que rege a compra e a venda de energia no Ambiente de Contratação Regulada e no Ambiente de Contratação Livre, e disciplina as autorizações e concessões para projetos de geração de energia, incluindo regras relacionadas aos procedimentos de leilões e ofertas, a forma dos contratos de compra de energia e o método de repasse aos consumidores finais, entre outros.

A regulamentação determina que todos os agentes compradores de energia elétrica devem contratar a totalidade da sua demanda conforme as diretrizes do novo modelo. Por outro lado, os Agentes Vendedores devem demonstrar que a energia elétrica disponibilizada para venda tem como respaldo (lastro) suas próprias instalações de geração existentes ou contratos de compra de energia até seu limite de lastro de geração. Os Agentes Vendedores que não cumprirem estas exigências estarão sujeitos às penalidades por insuficiência de Lastro.

Os Leilões de Energia

Nos termos da Lei do Novo Modelo do Setor Elétrico, as Distribuidoras devem contratar 100% da sua demanda esperada de energia elétrica para suas respectivas áreas de concessão. Para cumprir essa finalidade, as Distribuidoras devem realizar aquisições de energia nos leilões regulados pela ANEEL (conforme mencionado anteriormente existem algumas situações excepcionais onde o suprimento de energia elétrica à Distribuidora não requer a realização dos leilões regulados, quer por ser a compra da energia compulsória – caso de Itaipu – caso por ser autorizada a contratação por meio de chamada pública – Geração Distribuída, fontes eólicas, PCHs, biomassa), seja para a aquisição junto a projetos de geração já existentes ou novos.

Os leilões de energia para os novos projetos de geração serão realizados (i) cinco anos antes da data de entrega inicial (chamados de leilões "A-5"), e (ii) três anos antes da data de entrega inicial (chamados de leilões "A-3"). Haverá também leilões de energia das instalações de geração existentes (i) realizados um ano antes da data da entrega inicial (chamados de leilões "A-1"), e (ii) realizados em até quatro meses antes da data de entrega (chamados de "leilões de ajuste").

Cada Agente Vendedor que contrate a venda de energia por meio do leilão firmará um CCEAR com cada Distribuidora, proporcionalmente à demanda declarada na intenção de compra da Distribuidora. A única exceção a esta regra acontecerá no leilão de ajuste, no qual os contratos celebrados entre Agentes Vendedores e Distribuidoras serão específicos, observadas as diretrizes gerais fixadas pela ANEEL. Os CCEARs dos leilões "A-5" e "A-3" têm prazos que variam de 15 a 35 anos, e os CCEARs dos leilões "A-1" têm prazo variado entre 3 e 15 anos. Contratos decorrentes dos leilões de ajuste de mercado estarão limitados ao prazo de dois anos.

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Após a conclusão de cada leilão, as Geradoras e as Distribuidoras celebram CCEAR estabelecendo os termos, condições, preços e montantes de energia contratada. As Distribuidoras apresentam garantias em benefício das Geradoras, podendo optar entre fiança bancária, dação de recebíveis em um montante equivalente a 100% da média do valor das últimas três faturas relativas ao CCEAR e cessão de Certificados de Depósito Bancários.

O Leilão de 2004 e os Leilões de Energia Nova

Em 07 de dezembro de 2004, a CCEE conduziu o primeiro leilão com base nos procedimentos previstos pela Lei do Novo Modelo do Setor Elétrico. As Distribuidoras e Geradoras entregaram, até o dia 2 de dezembro de 2004, suas estimativas de projeção de demanda de energia elétrica para os cinco anos subseqüentes e os montantes a serem adquiridos para atendimento de suas demandas em relação a contratos com início de suprimento nos anos de 2005, 2006 e 2007. Baseado nessas informações, o MME estabeleceu o montante total de energia a ser negociado no leilão de 2004 e a lista de empresas Geradoras participantes do leilão. O leilão ocorreu em duas fases, por meio de um sistema eletrônico.

Após a conclusão do leilão de 2004, as geradoras e as distribuidoras celebraram CCEAR estabelecendo os termos, condições, preços e montantes de energia contratada. As distribuidoras apresentaram garantias de forma a assegurar o pagamento do montante devido às geradoras, podendo optar entre fiança bancária, dação de recebíveis em montante equivalente a 100% (cem por cento) da média do valor das últimas três faturas relativas ao CCEAR e cessão de CDB – Certificado de Depósito Bancário.

Em complemento ao leilão inicial de energia realizado em dezembro de 2004, visando à contratação de energia para os anos de 2008 e 2009 e à cobertura da demanda não contratada no 1° leilão, foram realizados 3 leilões em 2005.

Assim, ao longo do ano de 2005, buscou-se uma consolidação do Novo Modelo do Setor Elétrico em relação à garantia de suprimento e modicidade tarifária, por meio da realização de leilões de energia existente e de energia nova no Ambiente de Contratação Regulada, e na regulação específica de artigos da Lei do Novo Modelo do Setor Elétrico e do Decreto n° 5.163, de 30 de julho de 2004.

Em abril de 2005, houve a realização do segundo leilão de energia existente, de acordo com a Lei do Novo Modelo do Setor Elétrico. Foi vendido no leilão um total de 1.325 MW médios, correspondente a apenas 23,0% da energia inicialmente prevista pelo MME para 2008. Tal energia foi vendida a um preço médio de R$83,13/MWh.

A energia a ser vendida com entrega prevista para 2009 foi automaticamente excluída do leilão, em conformidade com as regras estabelecidas pelo MME, tendo em vista que o preço para tal produto, durante o leilão, ficou abaixo das expectativas de mercado, com todas as Geradoras retirando suas ofertas.

Em outubro de 2005, foram realizados o terceiro e quarto leilões de energia existente, com preços médios de R$63,0/MWh para entrega de energia entre 2006 e 2008 e R$95,0/MWh para entrega de energia entre 2009 e 2016. Os volumes de energia vendidos foram de 102 MW médios para entrega entre 2006 e 2008 e de 1.166-MW médios para entrega entre 2009 e 2016. Mesmo com as inovações na sistemática, foi mantido o controle absoluto de único leiloeiro pelo governo federal.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Em dezembro de 2005 foi realizado o primeiro leilão de energia nova, o qual foi dividido em 3 fases. A segmentação do mercado em hidrelétrico e termelétrico possibilitou a expansão e contratação de montantes de energia térmica a preços superiores ao da energia hidráulica, deslocada por falta de espaço no mercado. A 1ª fase do leilão, em função de tais fatos, acabou por definir o preço marginal de expansão único em R$ 116,00 por MWh, objetivando estabelecer o vínculo entre o proponente que ofertasse o maior desconto em relação ao preço marginal e o empreendimento, recebendo uma concessão condicionada ao desempenho das outras duas fases do leilão.

A partir da 2ª fase do leilão, além dos novos empreendimentos hidrelétricos, foram também incorporados os demais empreendimentos, incluindo termelétricas, pequenas centrais hidrelétricas e usinas botox, conforme as definições contidas nos artigos 17 e 22 da Lei do Novo Modelo do Setor Elétrico e no Decreto 5.163, de 30 de julho de 2004. Durante a 2ª e a 3ª fases do leilão foram estabelecidas rodadas visando ao estabelecimento de disputa entre os ofertantes de energia. Tais rodadas tiveram como objetivo atender a demanda de energia nova das distribuidoras a partir dos anos de 2008, 2009 e 2010, por 15 e 30 anos, segundo a fonte térmica e hidráulica, respectivamente. Foram negociados 3.286 MW-médios, sendo 69,0% térmicos e 31,0% hídricos, a um preço médio de R$ 123,30/MW, e foi observado um preço marginal do leilão de R$ 139,00/MW. O preço médio hidrelétrico foi R$ 114,30/MWh, ao passo que o preço médio termelétrico foi de R$ 127,30/MWh. Aproximadamente 28,0% da energia elétrica disponível neste leilão não foi contratada. Tal leilão de energia nova não despertou grande interesse no setor privado, sendo 69,0% das vendas realizadas por empreses estatais.

Em 29 de junho de 2006, foi realizado o 2° Leilão de Energia Nova, no qual foi transacionado um total de 1.682 MWmédios, através de contratos com maturidade de 30 anos para os empreendimentos hidrelétricos e de 15 anos para os termelétricos. O preço médio ficou em R$ 128,13/MWh. A energia contratada será entregue a partir de 01 de janeiro de 2009.

No 3° Leilão de Energia Nova, realizado em 10 de outubro de 2006, foi transacionado um total de 1.104 MWmédios através de contratos com maturidade de 30 anos para os empreendimentos hidrelétricos, e de 15 anos para os termelétricos. O preço médio ficou em R$ 126,16/MWh. A energia contratada será entregue a partir de 01 de janeiro de 2011.

O 1° Leilão de Compra de Energia Proveniente de Fontes Alternativas foi realizado em 18 de junho de 2007 e o resultado foi a contratação de 186 MWmédios com um preço médio de R$ 137,32/MWh. Os vendedores foram novas usinas termelétricas movidas à biomassa e pequenas centrais hidrelétricas, todos contratados por um período de 15 anos.

Em 26 de julho foi realizado o 4° Leilão de Energia Nova, com início de entrega em janeiro de 2010. Foi transacionado um total de 1.304 MWmédios exclusivamente por meio de contratos de 15 anos com empreendimentos termelétricos, com um preço médio de R$ 134,67/MWh. Não houve oferta de energia proveniente de usinas hidrelétricas.

O 5° Leilão de Energia Nova foi realizado em 16 de outubro de 2007 e promoveu a contratação de 2.312 MWmédios com início de suprimento em janeiro de 2012. Foi contratada a energia proveniente de 10 empreendimentos, sendo cinco hidrelétricos e cinco termelétricos. As usinas hidrelétricas, que terão contratos de 30 anos de duração, negociaram 715 MWmédios a um preço médio de R$ 129,14/MWh. As usinas termelétricas, que terão contratos com vigência de 15 anos, venderam 1.597 MWmédios a um preço médio final de R$ 128,37/ MWh.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Em 10 de dezembro de 2007 foi realizado o 6º Leilão de Energia Nova para negociação da primeira das usinas do Rio Madeira, a UHE Santo Antônio. A usina, com capacidade instalada de 3.150 MW e 2.218 MW médios de energia assegurada, vendeu 1.553 MWmédios no ACR ao preço de R$ 78,87/MWh. O restante de sua energia assegurada foi reservada para vendas no mercado livre. O contrato tem um prazo de 30 anos, com início da entrega da energia no final de 2012, e apresenta um perfil de contratação que acompanha a motorização da usina, atingindo sua energia plena somente em maio de 2015.

Limitação de Repasse de Custos de Aquisição

No que se refere ao repasse dos custos de aquisição de energia elétrica dos leilões às tarifas dos consumidores finais, o Decreto estabeleceu um mecanismo denominado Valor Anual de Referência - VR, que é uma média ponderada dos custos de aquisição de energia elétrica decorrentes dos leilões "A-5" e "A-3", calculado para o conjunto de todas as Distribuidoras.

Valor Anual de Referência é um incentivo para que as Distribuidoras façam a aquisição das suas necessidades de energia elétrica nos leilões "A-5", cujo custo de aquisição tende a ser inferior ao da energia contratada em leilões "A-3", por se acreditar que no leilão de "A-5" existirá uma maior oferta de fontes hidrelétricas. O VR é aplicado como limite de repasse às tarifas dos consumidores nos três primeiros anos de vigência dos contratos de energia proveniente de novos empreendimentos. A partir do quarto ano, os custos individuais de aquisição serão repassados integralmente. O Decreto estabelece as seguintes limitações ao repasse dos custos de aquisição de energia pelas Distribuidoras:

- impossibilidade de repasse dos custos referentes à contratação de energia elétrica correspondente a mais de cento e três por cento de sua carga anual;
- quando a contratação ocorrer em um leilão "A-3" e a contratação exceder em dois por cento a demanda contratada em "A-5", o direito de repasse deste excedente estará limitado ao menor dentre os custos de contratação relativos aos leilões "A-5" e "A-3", (art. 38 do Decreto 5163/04);
- caso a aquisição de energia proveniente de empreendimento existente seja menor que o limite inferior de contratação (correspondente a 96,0% do volume vigente dos contratos que se extinguirem no ano dos leilões), o repasse do custo de aquisição de energia proveniente de novos empreendimentos correspondente a esse valor não contratado será limitado por um redutor (art. 34 do Decreto 5163/04);
- no período compreendido entre 2006 a 2008, a contratação de energia existentes nos leilões "A-1" não poderá exceder a um por cento da demanda das distribuidoras, observado que o repasse do custo referente à parcela que exceder a este limite estará limitado a setenta por cento do valor médio do custo de aquisição de energia elétrica proveniente de empreendimentos existentes para entrega a partir de 2007 até 2009. O MME definirá o preço máximo de aquisição de energia elétrica proveniente de empreendimentos existentes;
- para a energia adquirida no leilão "A-1" a ser promovido em 2008, ao limite de 1,0% será acrescida a quantidade de energia contratada no leilão "A-1" promovido em 2005, com prazo de duração de três anos (art. 41 do Decreto 5163/04);
- o MME definirá o preço máximo de aquisição de energia elétrica proveniente de empreendimentos existentes; e

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

- caso as Distribuidoras não atendam a obrigação de contratar a totalidade da sua demanda, a energia elétrica adquirida no mercado de curto prazo será repassada aos consumidores ao menor valor entre o PLD e o VR, sem prejuízo da aplicação de penalidades por insuficiência de contratação (art. 42 do Decreto 5163/04).

Contratos Firmados Anteriormente à Lei do Novo Modelo do Setor Elétrico

A Lei do Novo Modelo do Setor Elétrico determina que os contratos de aquisição de energia celebrados pelas Distribuidoras, firmados e aprovados pela ANEEL anteriormente à promulgação da referida lei, não poderão ser alterados para a prorrogação dos prazos ou aumento nos preços ou volumes de energia já contratados, com exceção dos Contratos Iniciais de fornecimento vigentes em março de 2004, os quais puderam ser alterados até dezembro de 2004, limitando-se a um prazo máximo de suprimento, qual seja, 31 de dezembro de 2005.

Durante o período de transição (1998 - 2005) para o mercado de energia livre e competitivo, a compra e venda de energia entre concessionárias de geração e distribuição deveriam ocorrer por meio de Contratos Iniciais. O objetivo do período de transição era permitir a introdução gradual da competição no setor e proteger os participantes do mercado contra a exposição a preços de mercado de curto prazo, potencialmente volátil e com viés de preços baixos. Durante este período, o montante de energia contratada por meio dos Contratos Iniciais foram sendo reduzidos em 25,0% a cada ano, a partir de 2003, encerrando-se em 31 de dezembro de 2005.

De acordo com a Lei do Novo Modelo do Setor Elétrico, as empresas de geração podem comercializar sua energia não contratada no Ambiente de Contratação Regulado ou Livre. Quando os Contratos Iniciais venceram no fim de 2005, toda a energia descontratada passou a ser negociada no Ambiente de Contratação Regulado ou Livre. Entretanto, a Lei do Novo Modelo do Setor Elétrico permitiu que empresas públicas e privadas de geração, inclusive produtoras independentes de energia, aditassem seus Contratos Iniciais em vigor em março de 2004, recontratando suprimento até 31 de dezembro de 2004. Empresas de geração, públicas e privadas, inclusive produtoras independentes de energia que aditaram seus Contratos Iniciais, não foram obrigadas a reduzir 25,0% do montante de energia comprometido de acordo com tais contratos.

Limitações Governamentais de Participação dos Agentes no Mercado

Os limites à concentração de determinados serviços e atividades dentro do setor elétrico que foram estabelecidos pela ANEEL em 2000 foram revogados no início de 2008. Uma Audiência Pública foi estabelecida pela ANEEL para propor novas regras à concentração de mercado, sem limites explícitos de concentração mas estabelecendo que atos de concentração não poderão resultar em controle de uma parcela substancial de nenhum dos mercados relevantes.

A Desverticalização no Âmbito do Novo Marco Regulatório

A desverticalização no setor de energia elétrica é um processo aplicável às empresas que atuam de forma verticalmente integrada, visando à segregação das atividades de geração, transmissão e distribuição de energia elétrica e vem sendo implementada no Brasil desde 1995.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

O processo de desverticalização tem como objetivos: (i) preservar a identidade de cada concessão, evitando a contaminação na formação dos custos e da base de remuneração da atividade de serviço público, permitindo a aferição do equilíbrio econômico-financeiro de cada concessão, ensejando a transparência da gestão e permitindo ao mercado e à sociedade o pleno conhecimento dos resultados da concessão; e (ii) efetivar e estimular a competição no setor elétrico nos segmentos nos quais a competição é possível (geração e comercialização), bem como aprimorar o sistema de regulação dos segmentos nos quais há monopólio de rede (transmissão e distribuição).

A Lei do Novo Modelo do Setor Elétrico determina que as concessionárias, permissionárias e autorizadas de serviço público de distribuição de energia elétrica que atuem no SIN, não poderão desenvolver atividades: (i) de geração de energia (exceto Geração Distribuída); (ii) de transmissão de energia; (iii) de venda de energia a Consumidores Livres situados fora de sua área de concessão; (iv) de participação em outras sociedades, direta ou indiretamente, ressalvado quando para captação, aplicação e gerência de recursos financeiros necessários a prestação do serviço e quando disposto nos contratos de concessão; ou (v) estranhas ao objeto social, exceto nos casos previsto em lei e nos respectivos contratos de concessão. Tais restrições não se aplicam (i) ao fornecimento de energia a sistemas elétricos isolados; (ii) ao atendimento de seu próprio mercado desde que inferior a 500 GWh/ano; e (iii) na captação, aplicação ou empréstimo destinados à própria distribuidora ou a sociedade do mesmo grupo econômico, mediante prévia anuência da ANEEL.

Da mesma forma, as concessionárias e as autorizadas de geração ou transmissão que atuem no SIN não poderão ser coligadas ou controladoras de sociedades que desenvolvam atividades de distribuição de energia elétrica no SIN.

As concessionárias, permissionárias e autorizadas de distribuição, transmissão e de geração de energia elétrica tiveram que se adaptar às regras da referida desverticalização até setembro de 2005. Esse prazo poderia ser prorrogado pela ANEEL, uma única vez, se efetivamente comprovada a impossibilidade do cumprimento das disposições decorrentes de fatores alheios à vontade daas concessionárias, permissionárias e autorizadas.

Garantias Financeiras

A Lei n.° 10.604, de 17 de dezembro de 2002, estabeleceu que as concessionárias e permissionárias de serviço público de energia elétrica somente poderão oferecer os direitos emergentes da concessão, permissão ou autorização e qualquer outro ativo vinculado à prestação de serviço público, em garantia de empréstimo, financiamento ou qualquer outra operação vinculada ao objeto da respectiva concessão e, excepcionalmente, poderão oferecer garantias a financiamentos de empreendimentos de geração de energia elétrica de que participem direta ou indiretamente, outorgados antes da vigência da lei em questão.

A Resolução ANEEL n° 521/2002 determinou que as concessionárias de serviço público de energia elétrica interessadas em constituir garantias em favor de empreendimentos de geração de energia elétrica, com outorga já concedida, encaminhem solicitação de autorização à ANEEL, indicando o valor, o prazo e demais condições da operação. Referidas garantias somente poderão ser constituídas para lastrear financiamento dos bens e serviços destinados à implantação dos empreendimentos de geração de energia elétrica de que se trata e desde que esses pertençam ao mesmo grupo controlador da concessionária de serviço público de energia elétrica garantidora.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Essa modalidade de garantia será autorizada para o período correspondente à construção da obra, extinguindo-se 180 dias após sua entrada em operação comercial, esta, caracterizada pela operação da última unidade geradora, respeitada a data prevista no cronograma de implantação da usina aprovado pela ANEEL. A Resolução também estabelece a metodologia para cálculo dos limites a serem respeitados pelas concessionárias: (i) em função do endividamento em relação ao passivo total; ou (ii) em função da geração interna de recursos apurados anualmente, no período abrangido pela garantia pretendida.

Deverá constar da contratação pleiteada a expressa renúncia dos agentes financiadores a qualquer ação ou direito contra a ANEEL e o Poder Concedente, em decorrência de desatendimento pelas concessionárias dos compromissos assumidos, ressalvando-se ainda, no instrumento de contratação que, o uso do produto da eventual indenização dos bens reversíveis para pagamento aos financiadores estará limitado ao valor dos débitos não liquidados.

Em 28 de fevereiro de 2005, a ANEEL editou a Resolução Normativa n.º 150/05 que altera a forma de cálculo das garantias financeiras previstas na comercialização de energia elétrica. Os novos critérios instituídos pela nova resolução, no que concerne à comercialização, levam em conta a apuração dos três últimos saldos devedores por empresa, nos 24 meses precedentes à contabilização das transações de compra e venda de energia na CCEE. Períodos atípicos como os de racionamento e os de redução, em níveis críticos, da capacidade de armazenamento dos reservatórios de usinas hidrelétricas não serão considerados no histórico desses 24 meses de contabilização. A ANEEL já sinalizou que está analisando uma proposta de regra de mercado com a caracterização definitiva dos períodos atípicos.

Remuneração das Geradoras

Ao contrário das concessionárias de distribuição de energia elétrica, em geral, as Geradoras não têm, em seus respectivos contratos de concessão, a fixação de tarifas, tampouco mecanismos de reajuste e revisão destas.

Anteriormente ao Novo Modelo do Setor Elétrico, as geradoras comercializavam a sua energia por meio de Contratos Iniciais ou de Contratos Bilaterias. No âmbito dos Contratos Iniciais, as Geradoras são remuneradas pelas tarifas fixadas entre estas e as respectivas Distribuidoras, as quais são homologadas pela ANEEL. Já no âmbito dos Contratos Bilaterais, são fixados preços entre as partes, habitualmente decorrentes da participação em licitações públicas.

Desde a promulgação da Lei do Novo Modelo do Setor Elétrico, as geradoras somente podem vender sua energia para as distribuidoras por meio de leilões públicos conduzidos pela ANEEL e operacionalizados pela CCEE. No Ambiente de Contratação Livre, as geradoras podem vender sua energia a preços livremente negociados a comercializadoras, distribuidoras com mercado inferior a 500 GWh/ano e consumidores livres.

No âmbito dos Contratos Bilaterais firmados anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico, os preços negociados entre as empresas Geradoras e Distribuidoras eram, geralmente, influenciados pela limitação ao repasse dos custos de aquisição de energia às tarifas cobradas pelas Distribuidoras de seus consumidores finais. O repasse de energia adquirida por meio de contratos de fornecimento firmados antes da promulgação da Lei do Novo Modelo do Setor Elétrico é limitado por um valor estabelecido pela ANEEL, o chamado valor normativo.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Para os contratos celebrados sob a vigência da Lei do Novo Modelo do Setor Elétrico, a limitação ao repasse de custos pelas Distribuidoras é baseada no Valor de Referência Anual, que corresponde à média apurada dos preços de energia elétrica nos leilões "A-5" e "A-3", calculados para todas as Distribuidoras. O Valor Anual de Referência cria um incentivo para que as Distribuidoras contratem suas demandas esperadas de energia nos leilões "A-5", nos quais se espera preços mais baixos do que nos leilões "A-3", e será aplicado nos três primeiros anos dos contratos de compra da energia produzida por novos projetos de geração. Após o quarto ano, os custos de aquisição da energia produzida por tais projetos poderão ser integralmente repassados aos consumidores.

Essas limitações ao repasse pelas Distribuidoras dos custos de aquisição de energia acabam restringindo os preços de energia praticados pelos Agentes Vendedores, uma vez que estes devem ser similares ao valor normativo ou ao Valor Anual de Referência para serem competitivos. Com a promulgação da Lei do Novo Modelo do Setor Elétrico, as Distribuidoras somente poderão adquirir energia por meio de leilões públicos regulados pela ANEEL e, via de regra, operacionalizados pela CCEE. Tal restrição não se aplica à venda de energia no Ambiente de Contratação Livre, onde a comercialização é realizada pela livre negociação de preços e demais condições.

Algumas Geradoras contam, ainda, com o MRE para ter assegurada a disponibilidade de lastro para venda de energia elétrica e potência associada à sua Energia Assegurada. De acordo com a regulamentação brasileira, a receita proveniente da venda de energia elétrica pelas Geradoras não depende diretamente da energia efetivamente gerada, e sim da quantidade de energia elétrica e potência efetivamente comercializada por ela, limitada à Energia Assegurada de cada usina, cuja quantidade é fixa e determinada pelo Poder Concedente, constando no respectivo Contrato de Concessão. As diferenças entre a energia gerada e a Energia Assegurada são cobertas pelo MRE, cujo principal propósito é mitigar os riscos hidrológicos, assegurando que todas as usinas participantes recebam pela quantidade comercializada do montante de Energia Assegurada, independentemente da quantidade de energia elétrica por elas efetivamente gerado. Em outras palavras, o MRE realoca a energia elétrica, transferindo o excedente daqueles que geraram quantidades superiores às suas Energias Asseguradas, para aqueles que geraram quantidade de energia elétrica insuficiente para atender à Energia Assegurada. A geração efetiva é determinada pelo ONS, tendo em vista a demanda de energia elétrica, as restrições do sistema e as condições hidrológicas. A quantidade de energia elétrica efetivamente gerada pelas usinas, seja ela superior ou inferior à Energia Assegurada, tem seu preço fixado por uma tarifa denominada "Tarifa de Energia de Otimização – TEO", que cobre somente os custos de operação e manutenção da usina. Esta receita ou despesa adicional será contabilizada mensalmente para cada gerador.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Remuneração das Geradoras Termelétricas

De acordo com a regulamentação brasileira, a receita proveniente da venda de energia elétrica por termelétricas não depende somente de sua potência instalada, e sim da Garantia Física. Além disso, as usinas termelétricas contratam a energia equivalente a sua Garantia Física através de contratos de compra e venda de energia, que são livremente negociados entre as partes. Na prática, as usinas termelétricas podem entregar sua energia contratada através de geração própria ou de aquisição de energia no mercado à vista (CCEE) e repasse da mesma, dependendo das condições verificadas entre seu custo de geração e o preço da energia praticado no mercado à vista e, conseqüentemente, tal decisão depende das condições de mercado e hidrológicas. Desta forma, as receitas das usinas termelétricas encontram-se vinculadas à diferença entre o preço contratado e (i) seu custo de geração, ou (ii) o preço da energia no mercado à vista.

Mecanismo de Realocação de Energia - MRE

O MRE é um mecanismo destinado a distribuir o risco hidrológico entre as Geradoras. Todas as Geradoras hidrelétricas com despacho centralizado e as Geradoras termelétricas beneficiárias da CCC desde que tenham celebrado Contratos Iniciais são membros do MRE (sendo que a partir de janeiro de 2006, apenas Geradoras hidrelétricas serão membros do MRE). De acordo com este mecanismo cada planta possui uma quantidade de energia a ser comercializada proporcional à sua participação no valor total da Energia Assegurada. Desta forma, a produção total de um membro do MRE é alocada a cada membro de acordo com sua participação no total, independentemente de sua produção individual. Em suma, o MRE transfere o excedente de produção daquelas plantas que produziram acima de seu nível de Energia Assegurada para outros membros que registraram produção abaixo de tal nível.

A ANEEL define a Energia Assegurada de cada empreendimento de geração hidrelétrica com base em modelos computacionais que fazem uso do tratamento estatístico do histórico de afluências na região em questão, fluxos de água dos rios e níveis de água no reservatório de cada usina, em um período de tempo de múltiplos anos. A partir dessas informações e considerando um risco de 5,0% de não suprimento à demanda, a Energia Assegurada é calculada e seu valor poderá será revisto a cada cinco anos pela ANEEL ou na ocorrência de fatos relevantes, até o limite de 5,0% do valor estabelecido na última revisão, limitas as reduções a 10,0% do valor constante dos respectivos contratos celebrados com o Poder Concedente.

Alocação do MRE

O MRE é alocado por meio de um processo de quatro etapas que examina, primeiramente, a capacidade das usinas, dentro da mesma região, de satisfazer os níveis de Energia Assegurada e, a seguir, considera o compartilhamento da geração excedente entre as diferentes regiões. Tais etapas são detalhadas abaixo:

- aferição se a produção total líquida dentro do MRE alcança os níveis totais de Energia Assegurada dos membros do MRE como um todo;
- aferição se alguma geradora gerou volumes acima ou abaixo de seus volumes de Energia Assegurada, conforme determinados pelo ONS;

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- caso determinadas Geradoras, membros do MRE, tenham produzido acima de seus respectivos níveis de Energia Assegurada, o adicional da energia gerada será alocado a outras Geradoras do MRE que não tenham atingido seus níveis de Energia Assegurada. Esta alocação do adicional da energia gerada, designada de Energia Otimizada, é feita, primeiramente, entre as Geradoras dentro de uma mesma região (sub-mercado) e, depois, entre as diferentes regiões, de forma a assegurar que todos os membros do MRE atinjam seus respectivos níveis de Energia Assegurada;
- se, após a etapa (3) acima ter sido cumprida, todos os membros do MRE atingirem seus níveis de Energia Assegurada e houver saldo de energia produzida, o adicional da geração regional líquida, designada de Energia Secundária, deve ser alocado entre as Geradoras das diferentes regiões. A energia será negociada pelo preço MAE prevalecente na região em que tiver sido gerada; e
- se, após a etapa (2) ou (3) acima, todos os membros do MRE não tenham atingido seus níveis de Energia Assegurada, a energia faltante será paga pelos membros do MRE com base no PLD.

As Geradoras membros do MRE que produziram energia excedente além de seus níveis de Energia Assegurada são compensadas por custos variáveis de operação e manutenção ("O&M"), e custos com o pagamento de "royalties" pelo uso da água. Na impossibilidade de gerar os níveis de Energia Assegurada estabelecidos, as mesmas devem pagar custos de O&M e custos com os "royalties" pelo uso da água às Geradoras que produziram acima de seus respectivos níveis de Energia Assegurada durante o mesmo período.

Em situações nas quais as Geradoras do MRE em conjunto não tenham produção líquida suficiente para atingir os níveis de Energia Assegurada do MRE, a Energia Assegurada é escalonada de forma a refletir os números efetivos de geração do MRE. Isto é, as Geradoras recebem um nível de Energia Assegurada Escalonada que é baseado na porcentagem do seu nível de Energia Assegurada em relação ao nível de Energia Assegurada do sistema como um todo, multiplicado pela geração efetiva. Ainda que algumas Geradoras do MRE gerem acima de seus níveis de Energia Assegurada, se o MRE como um todo não for capaz de atingir os níveis totais de Energia Assegurada, aquelas Geradoras receberão, ainda assim, níveis de Energia Assegurada Escalonada, que estarão abaixo de seus níveis de Energia Assegurada.

Caso as Geradoras do MRE, em conjunto, não tenham produção líquida suficiente para atingir os níveis de Energia Assegurada, mas as Geradoras termelétricas que não são membros do MRE gerem energia suficiente para evitar a necessidade de um racionamento, as Geradoras do MRE deverão comprar de tais Geradoras termelétricas a quantidade suficiente de energia para atingir seus respectivos níveis de Energia Assegurada no mercado local. O mecanismo do MRE tenta assegurar que todos os membros atinjam seus respectivos níveis de Energia Assegurada, independentemente do montante contratado. Assim sendo, se um membro do MRE não tiver a totalidade de sua Energia Assegurada contratada, o MRE assegurará que tal membro satisfaça seus compromissos contratuais, e não seus níveis de Energia Assegurada. A necessidade de racionamento é determinada pelo ONS em bases regionais. Na hipótese de racionamento, o preço refletirá o custo da energia não entregue, ou o preço máximo que os consumidores pagariam pela energia, conforme determinado pelo ONS. O racionamento é alocado segundo critérios técnicos, ao invés de uma base comercial que daria prioridade a contratos de comercialização de energia.

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Energia Secundária

O montante total de energia do MRE restante, após a alocação para cobertura da insuficiência das Geradoras que deixaram de produzir suas respectivas Energias Asseguradas, é denominado "Energia Secundária". A Energia Secundária é alocada de acordo com a participação relativa de Energia Assegurada de cada Geradora em relação à Energia Assegurada global de todos os membros do MRE.

Programa Prioritário de Termeletricidade

Em 2000 foi criado o Programa Prioritário de Termeletricidade ("PPT"), com o objetivo de diversificar a matriz energética brasileira e reduzir sua forte dependência de usinas hidrelétricas. Os benefícios concedidos a usinas termelétricas nos termos do PPT incluem: (1) fornecimento garantido de gás por 20 anos, (2) garantia de que os custos relativos à aquisição da energia produzida por usinas termelétricas serão transferidos às tarifas até o limite do valor normativo determinado pela ANEEL, e (3) acesso garantido a um programa especial de financiamento do BNDES para o setor elétrico.

A PPT enfrentou diversos obstáculos durante sua implementação, particularmente no que diz respeito ao preço de gás, o qual está geralmente atrelado ao dólar e, apesar de diversas alterações regulatórias, a PPT nunca foi integralmente implementada.

Incentivos a Fontes Alternativas de Energia

Desde a promulgação da Lei n.° 10.438, de 26 de abril de 2002, vêm sendo criados alguns incentivos às fontes alternativas de geração de energia elétrica, tais como: (i) o Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA, administrado pelo Ministério de Minas e Energia ("MME"), que garante aos empreendimentos habilitados a compra, pela Eletrobrás, da energia elétrica gerada pelo prazo de 20 anos e apoio financeiro do BNDES; (ii) Redução nas tarifas de uso dos sistemas de distribuição e/ou transmissão de energia elétrica (na produção e no consumo), com desconto não inferior a 50,0%; e (iii) Condição especial para migração para o mercado livre de consumidores com carga entre 500 kV e 3 MW (Consumidores Especiais), desde que tais consumidores adquiram energia elétrica de geradores a partir de fontes alternativas de energia elétrica,aumentando assim o mercado consumidor desses produtores.

Encargos Setoriais

Tarifas de uso dos Sistemas de Distribuição e de Transmissão

A ANEEL fiscaliza e regulamenta o acesso aos sistemas de distribuição e transmissão. As tarifas são (i) a TUSD, tarifa cobrada pelo uso da rede de distribuição exclusiva de cada distribuidora e (ii) a TUST, tarifa pelo uso do sistema de transmissão, que consiste na Rede Básica e suas instalações auxiliares. Adicionalmente, as Distribuidoras do sistema interligado Sul/Sudeste pagam encargos específicos pela transmissão da energia elétrica gerada em Itaipu.. A seguir encontra-se um resumo de cada tarifa ou encargo.

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TUSD. A TUSD é paga pelas Geradoras e pelos Consumidores Livres pelo uso do sistema de distribuição da Distribuidora à qual a Geradora ou o Consumidor Livre estejam conectados, e é reajustada anualmente, levando-se em conta a variação de seus componentes. A TUSD compreende os custos de operação e manutenção da rede, encargos setoriais, remuneração dos investimentos e suas depreciações. Atualmente a TUSD é composta de duas partes, uma denominada TUSD-Encargos, calculada de acordo com o uso de energia elétrica, e a outra, denominada TUSD Fio, cobrada pela demanda contratada. O encargo mensal a ser pago pelo respectivo agente conectado ao sistema de distribuição, por ponto de conexão, é calculado pela multiplicação do montante de uso, em KW, pela tarifa estabelecida pela ANEEL, em R$/kW.

A diminuição da arrecadação decorrente da saída do consumidor livre não impõe necessariamente à distribuidora redução nas suas margens de lucro, uma vez que a remuneração dos investimentos se dá por meio da TUSD, tarifa que continua sendo auferida pela distribuidora. Porém, os clientes que se tornam clientes livres deixam de pagar a Recomposição Tarifária Extraordinária - RTE criada para compensar distribuidores e geradores de eletricidade pelas perdas sofridas durante o racionamento. Assim, a saída do cliente livre pode afetar a capacidade de uma distribuidora de recuperar o valor integral da recomposição tarifária referida.

Os consumidores especiais, com carga entre 500 kV e 3 MW, que contratem energia de geradores a partir de fontes alternativas, podem ter de 50,0% a 100,0% de desconto na TUSD.

Além disso, o Decreto n.º 5.597, de 26 de novembro de 2005, contudo, autorizou os consumidores livres a se conectarem à rede básica por meio de rede própria. Como resultado, caso um consumidor livre se conecte diretamente à rede básica, sem utilizar o sistema de distribuição da concessionária, o pagamento da TUSD não será mais devido.

TUST. A TUST é paga por Distribuidoras, Geradoras e Consumidores Livres pela utilização da Rede Básica e é reajustada anualmente pela ANEEL de acordo com (i) a inflação e (ii) as receitas anuais permitidas para as concessionárias de transmissão, incluindo o custo de expansão, determinadas pela ANEEL. Em conformidade com critérios estabelecidos pela ANEEL, os proprietários das diferentes partes da rede de transmissão transferiram a coordenação da operação de suas instalações ao ONS em troca do recebimento de pagamentos regulados dos usuários do sistema de transmissão. Os usuários da rede, incluindo as empresas de geração, assinaram contratos com o ONS que lhes conferem o direito de usar a rede de transmissão em troca do pagamento das tarifas divulgadas. Outras partes da rede de propriedade das empresas de transmissão porém, que não são consideradas como parte do SIN, são disponibilizadas diretamente aos usuários interessados que pagam uma remuneração específica aos titulares do direito pertinente.

Encargo de Transporte de Itaipu

A usina hidrelétrica de Itaipu possui uma grade de transmissão operada em corrente alternada e contínua, que não é considerada parte da Rede Básica ou do sistema de transmissão intermediário. O uso deste sistema é remunerado por uma tarifa específica denominada encargo de transporte de Itaipu, pago pelas empresas detentoras de quotas da energia produzida por Itaipu, na proporção de suas quotas.

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Cobrança pela Utilização de Recursos Hídricos

Nos termos da Lei n.º 9.648/98, os titulares de concessão ou autorização para exploração de potencial hidráulico devem pagar, a título de compensação pela utilização de recursos hídricos, 6,0% sobre o valor da energia elétrica produzida. O pagamento é devido aos Estados, ao Distrito Federal e aos Municípios, em cujos territórios se localize o aproveitamento ou que tenham áreas alagadas por águas do respectivo reservatório, e a órgãos da Administração Direta da União. Em 2000, nos termos da Lei n.º 9.984 (que criou a Agência Nacional de Águas - ANA), esse percentual foi alterado para 6,75%, sendo que as grandes centrais geradoras de energia elétrica iniciaram o pagamento do adicional de 0,75% em julho daquele ano. Esses valores ainda não são cobrados integralmente pela ANA.

Taxa de Fiscalização de Serviços de Energia – TFSEE

A Taxa de Fiscalização de Serviços de Energia (TFSEE) foi instituída pela Lei n.º 9.427/96, e regulamentada pelo Decreto n.º 2.410/97. Trata-se de taxa anual, diferenciada em função da modalidade de serviço e proporcional ao porte da concessão, permissão ou autorização (aqui incluídas a produção independente e a auto-produção de energia).

A TFSEE alcança 0,5% do benefício econômico anual auferido pelo concessionário, permissionário ou autorizado e deve ser recolhida diretamente à ANEEL, em doze quotas mensais.

Tarifas de Distribuição

O valor da tarifas de distribuição é determinado pela ANEEL, que tem autoridade para reajustar e rever tarifas em resposta a alterações nos custos de compra de energia e nas condições de mercado. Ao reajustar tarifas de distribuição, a ANEEL divide o custo das Distribuidoras entre (i) custos que estão fora do controle das Distribuidoras, ou os chamados custos da Parcela A, e (ii) custos que estão sob o controle das Distribuidoras, ou custos denominados Parcela B. O reajuste de tarifas é baseado em uma fórmula que leva em consideração a divisão de custos entre duas categorias:

Custos da Parcela A incluem, entre outros, os seguintes:

- custos com a compra de energia para revenda conforme previsto nos Contratos Iniciais;
- custos com a compra de energia de Itaipu;
- determinados encargos tarifários (taxas regulatórias);
- custos com a compra de energia nos termos de contratos bilaterais que foram livremente negociados entre as partes; e
- outros encargos referentes à conexão e ao uso dos sistemas de transmissão e de distribuição.

O repasse dos custos com a compra de energia prevista em contratos de fornecimento negociados anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico está sujeito a um teto baseado em um valor normativo estabelecido pela ANEEL para cada fonte de energia (tais como hidrelétrica, termelétrica e fontes alternativas de energia). O valor normativo aplicado aos contratos de fornecimento é ajustado anualmente de forma a refletir os aumentos nos custos incorridos pelas Geradoras. Tais reajustes levam em consideração (i) a inflação; (ii) os custos incorridos em moeda conversível; e (iii) custos relativos a combustíveis (tais como fornecimento de gás natural). Os custos incorridos deverão corresponder a pelo menos 25,0% de todos os custos incorridos pelas Geradoras.

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A parcela B compreende os itens de custo que estão sob o controle das concessionárias (principalmente custos operacionais). Os custos da Parcela B são determinados subtraindo-se os custos da Parcela A da receita da Distribuidora.

O contrato de concessão de cada Distribuidora prevê um reajuste anual de tarifas. Em geral, os custos da Parcela A são integralmente repassados aos consumidores. Os custos da Parcela B, todavia, são corrigidos pela inflação em conformidade com o IGP-M.

As Distribuidoras têm também direito à revisão periódica a cada quatro ou cinco anos, dependendo do seu respectivo contrato de concessão. Estas revisões têm o objetivo de (i) assegurar receitas suficientes para cobrir os custos operacionais da Parcela B e uma compensação adequada pelos investimentos essenciais em serviços dentro do escopo da concessão de cada empresa, e (ii) determinar o fator X, que é baseado em três componentes: (a) ganhos esperados de produtividade a partir do aumento de escala, (b) avaliações pelos consumidores (verificadas pela ANEEL) e (c) custos trabalhistas.

O fator X é usado para ajustar a proporção da alteração no IGP-M que é utilizada nos reajustes anuais. Assim sendo, após a conclusão de cada revisão periódica, a aplicação do fator X determina que as Distribuidoras compartilhem seus ganhos de produtividade com os consumidores finais.

Além disso, as concessionárias de distribuição de energia elétrica têm direito à revisão extraordinária de tarifas caso a caso, de forma a assegurar seu equilíbrio financeiro e compensá-las por custos imprevisíveis, incluindo tributos, que tragam alterações significativas em sua estrutura de custos.

Desde 2002, clientes de baixa renda têm se beneficiado de uma tarifa especial estabelecida pelo Governo Federal por meio da ANEEL. Durante o ano de 2002, o déficit gerado pela aplicação desta tarifa especial foi financiado pela Eletrobrás com fundos da RGR. Em 2002, de acordo com o Decreto n.º 4.336, de 15 de agosto de 2002, foi determinado que as empresas de distribuição seriam compensadas pela perda de receitas resultante da tarifa especial pelo Governo Federal com fundos derivados de dividendos pagos pela Eletrobrás e outras empresas estatais federais e da CDE. Desde então, a diferença entre o valor efetivamente faturado pelas distribuidoras de energia com a aplicação da tarifa especial aos clientes de baixa renda e o valor que teria sido fatura com a aplicação das tarifas normais é pago diretamente às distribuidoras de energia mensalmente pela ELETROBRAS com recursos oriundos da CDE.

Reserva Global De Reversão - RGR

Em determinadas circunstâncias, as empresas do setor elétrico são indenizadas em caso de revogação ou encampação da concessão. Em 1971, o Governo Federal criou a Reserva Global de Reversão, ("RGR"), concebida para prover fundos para tal indenização. Em fevereiro de 1999, a ANEEL instituiu a cobrança de uma taxa exigindo que todas as Distribuidoras e determinadas Geradoras que operassem sob o regime de serviços públicos fizessem contribuições mensais à RGR, a uma taxa anual equivalente a 2,5% dos ativos fixos da empresa em operação, porém não podendo exceder 3,0% do total de sua receita operacional em qualquer exercício. Nos últimos anos, a RGR tem sido usada principalmente para financiar projetos de geração e distribuição. A RGR está programada para se esgotar em 2010, e a ANEEL deverá rever a tarifa de forma que o consumidor venha ser de alguma maneira beneficiado pelo fim da RGR.

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O Governo Federal passou a cobrar uma remuneração dos Produtores Independentes pelo uso recursos hidrológicos, exceto as PCHs, semelhante à remuneração cobrada de empresas do setor público em relação à RGR. Os Produtores Independentes devem fazer contribuições para o Fundo UBP, conforme as regras do respectivo processo de licitação pública para outorga das concessões.

Conta de Desenvolvimento Energético - CDE

Em 2002, o Governo Federal instituiu a Conta de Desenvolvimento Energético, ou CDE, como sucessora da CCC no que se refere à subvenção dos custos de combustíveis às usinas de geração termelétrica interligadas no SIN que utilizam carvão mineral nacional. A CDE é gerida pela Eletrobrás e financiada por todos os consumidores de energia elétrica. O valor da CDE é fixo, reajustado anualmente pela variação do IPCA (Índice de Preços ao Consumidor Ampliado).

A CDE foi criada para apoiar (i) o desenvolvimento da produção de energia em todo o País, (ii) a produção de energia por meio de fontes alternativas de energia (eólica, carvão mineral, gás e biomassa), e (iii) objetivos sociais tais como a universalização dos serviços de energia em todo o país, a redução do custo da eletricidade para cidadãos de baixa renda e a preservação da indústria de carvão mineral na região Sul do Brasil.

A CDE foi criada pela Lei nº 10.438/02 e regulamentada pelo Decreto nº 4.541/02, devendo permanecer em vigor por 25 anos. Neste sentido, vale notar que para que haja o cancelamento do subsídio representado pela CDE é necessário que uma nova lei, que deverá cumprir todos os passos do processo legislativo no Brasil, seja editada para tanto, ou uma medida provisória seja editada com este objetivo, devendo-se considerar que mesmo no caso da edição de tal medida provisória, tal ato deverá passar por aprovação legislativa para que a mesma seja transformada em lei.

Para usinas térmicas que utilizam carvão mineral produzido no Brasil, a lei requer que a CDE seja utilizada para subvencionar até 100,0% do custo do combustível. De acordo com a legislação aplicável, uma quantidade mínima de compra de carvão deve ser observada pelas usinas a fim de garantir determinados níveis de produção de carvão mineral nacional. A legislação que suporta a produção de carvão mineral resulta da força política e lobby da indústria carbonífera e tem um importante papel para a economia dos três estados do Sul do Brasil, gerando milhares de empregos. É importante notar que a legislação da CDE determina que novas usinas térmicas somente poderão ser acrescidas à CDE se esta dispor de suficiente capacidade financeira para cobrir as respectivas despesas adicionais.

Adicionalmente, as usinas termelétricas movidas a carvão mineral nacional contribuem para a diversificação das fontes de energia no Brasil e evitam a necessidade de se importar carvão, contribuindo, assim, para a balança de pagamentos. É importante ressaltar que a CDE não é uma subvenção mantida pelo erário público, mas sim é um encargo pago por todos os consumidores finais de energia elétrica. Em termos relativos, o valor despendido com este encargo para atender especificamente o consumo de carvão das usinas do sistema interligado é de aproximadamente R$ 500 milhões, representando um impacto pouco significativo na tarifa final, da ordem de 0,6%.

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Pelos motivos acima, a Companhia não vê nenhuma razão para acreditar no cancelamento do subsídio representado pela CDE. Não obstante, caso isso ocorresse, na visão da Companhia tal impacto poderia ser mitigado por diversos fatores e iniciativas. A Companhia teria a alternativa, sem compromisso de compra mínima, de adquirir carvão mineral importado, o qual por ser mais eficiente, reduz o custo unitário de produção, considerado o custo do transporte até a usina.

O término da obrigatoriedade de compra de quantidade mínima de carvão mineral nacional, permitiria, em condições hidrológicas normais, reduzir praticamente a zero a necessidade de despachar as usinas termelétricas da Companhia, ocorrendo o despacho somente quando o preço spot fosse superior ao custo variável de geração da Usina. A Companhia acredita que o impacto no seu resultado seria pouco significativo, pois apesar do aumento do custo de substituição para compra de energia no spot (para atender os contratos) quando a usina não está despachada, que historicamente se dá a preços baixos, e do incremento dos gastos efetivos com combustível na ocorrência de despacho, haveria uma redução significativa dos custos operacionais e de investimentos na manutenção das usinas, bem como haveria uma redução dos dispêndios com impostos (PIS/COFINS) sobre a aquisição do combustível. Adicionalmente, as unidades de geração térmica mais antigas não precisariam ser contratadas, sendo mantidas em reserva fria, com custos operacionais mínimos, permitindo a venda de energia no spot e servindo de reserva para o Parque Gerador hidrelétrico da Companhia.

Contribuição para Pesquisa e Desenvolvimento

As concessionárias, permissionárias ou autorizadas de serviço público de distribuição, geração e transmissão de energia elétrica devem investir a cada ano um mínimo de 1,0% de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico. PCHs, projetos de energia solar, eólica e biomassa estão isentos de tal exigência.

Conta Consumo de Combustíveis Fósseis - CCC

A CCC foi criada em 1973 como uma subvenção econômica para cobertura do custo do combustível utilizado pelas usinas termelétricas, sendo inicialmente gerida pela Eletrobrás.

Em fevereiro de 1998, o Governo Federal determinou a extinção da CCC, de forma que os subsídios da CCC para as usinas termelétricas construídas anteriormente a fevereiro de 1998 e pertencentes ao SIN, deixaram de existir a partir de dezembro de 2005.

Em abril de 2002, o Governo Federal determinou que os subsídios da CCC continuariam a ser pagos às usinas termelétricas localizadas em sistemas isolados por um período de 20 anos, de forma a promover a geração de energia nestas regiões.

Até dezembro de 2003, todos os agentes do setor elétrico, sejam distribuidoras, geradoras ou comercializadoras, que negociavam energia com consumidores finais realizavam contribuições mensais à CCC. Essas contribuições eram calculadas com base nas estimativas do custo do combustível a ser utilizado pelas usinas de energia termelétrica no ano subseqüente. Ao longo de 2004, o recolhimento da parcela destinada à cobertura dos custos da CCC passou a ser realizado diretamente pelas distribuidoras e transmissoras junto aos consumidores finais, por meio de parcela da TUSD e da TUST.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Inadimplemento de Encargos Setoriais

A Lei do Novo Modelo do Setor Elétrico estabelece que a falta de pagamento da contribuição à RGR, ao PROINFA, à CDE, à CCC, ou dos pagamentos devidos em virtude de compra de energia elétrica no Ambiente de Contratação Regulada ou de Itaipu, impedirá a parte inadimplente de receber reajustes de tarifas (exceto a revisão extraordinária) ou de receber recursos advindos da RGR, da CDE ou da CCC.

Racionamento

A baixa quantidade de chuvas na estação úmida 2000/2001 resultou em uma queda anormal nos níveis de água em diversos reservatórios utilizados pelas maiores usinas hidrelétricas do Brasil. Tal fato, aliado à restrição de investimentos em projetos de geração e transmissão nos anos que antecederam a esse período, levou o Governo Federal a adotar restrições no atendimento ao consumo de energia no ano de 2001. Em maio de 2001, o Presidente da República criou a Câmara de Gestão da Crise de Energia Elétrica, posteriormente transformada em Câmara de Gestão do Setor Elétrico - CGSE, com o objetivo de propor e implementar medidas de natureza emergencial para compatibilizar a demanda e a oferta de energia elétrica, de forma a evitar interrupções imprevistas de suprimento.

A CGSE estabeleceu regimes especiais de cobrança de tarifas, limites de uso e fornecimento de energia e outras medidas visando à redução do consumo de energia elétrica nas regiões Sudeste, Centro-Oeste, Nordeste e Norte.

Em virtude da melhoria nas condições hídricas no País e do êxito na política de contenção do consumo de energia elétrica, que propiciaram aumento significativo dos níveis nos reservatórios das usinas hidrelétricas, o Governo Federal anunciou, em fevereiro de 2002, o fim das medidas de racionamento.

Acordo Geral do Setor Elétrico

O Acordo Geral do Setor Elétrico foi o acerto firmado entre Geradoras e Distribuidoras com o objetivo de definir regras para compensação das perdas financeiras geradas pelo Racionamento de energia 2001/2002. O acordo, fechado em dezembro de 2001, prevê financiamento de até R$ 7,5 bilhões do BNDES às empresas e reajuste tarifário extraordinário de 2,9% para consumidores rurais e residenciais, com exceção dos consumidores de baixa renda, e de 7,9% para consumidores de outras classes, a título de recomposição das perdas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1 - ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	99,39

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. - CELESC	24,26
001	002	RIO GRANDE ENERGIA S.A. - RGE	18,45
001	003	TRACTEBEL ENERGIA COMERCIALIZADORA LTDA.	11,15
001	004	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	10,29
001	005	CPFL COMERCIALIZAÇÃO BRASIL S.A.	6,78
001	006	COMPANHIA PIRATININGA DE FORÇA E LUZ - CPFL	5,73
001	007	COMPANHIA DE INTERCONEXÃO ENERGÉTICA - CIEN (EXPORTAÇÃO)	5,12
001	*008*	*OUTROS*	17,61

11.01 - PROCESSO DE PRODUÇÃO

Parque Gerador

Com a aquisição da UHE Ponte de Pedra, em 13 de dezembro de 2007, a Tractebel Energia reafirmou sua intenção de manter a posição de maior geradora privada de energia elétrica do Brasil, operando um parque gerador de 7.153 MW, composto por 14 usinas (sete hidrelétricas e sete termelétricas), das quais 12 pertencem integralmente à Companhia e duas (as hidrelétricas Itá e Machadinho) são exploradas por meio de consórcios com outras empresas, sendo a Companhia responsável pela manutenção e operação dessas usinas.

A Capacidade Instalada da Companhia, incluindo a propriedade indireta, das UHEs Itá, Machadinho, Ponte de Pedra e da unidade de Co-geração Lages atingiu 6.094 MW, o que representa um acréscimo de cerca de 63,9% em relação à capacidade disponível na data da privatização, qual seja, setembro de 1998.

De acordo com as informações da ONS, o Parque Gerador da Companhia está entre os que possuem o melhor desempenho no setor elétrico brasileiro, apresentando baixos índices de indisponibilidade forçada (tempo que a usina fica fora do sistema para efetuar manutenção corretiva). Referido desempenho resulta dos investimentos da Companhia em manutenções preventivas planejadas e repotencializações de usinas.

O quadro abaixo apresenta um resumo das informações sobre o Parque Gerador da Companhia:

Unidade de Produção	Tipo	Localização	Unidades Geradoras	Capacidade Instalada (MW)		Energia Assegurada (MW-médios)	
				Total	Pertencentes à Cia	Total [1]	Pertencentes à Companhia [1]
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	4	1.420	1420	723	723
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	6	1.078	1.078	522	522
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	2	226	226	119	119
Itá	Hidrelétrica	Rio Uruguai (SC/RS)	5	1.450	1.127	720	544
Machadinho	Hidrelétrica	Rio Uruguai (SC/RS)	3	1.140	404	529	147
Cana Brava	Hidrelétrica	Rio Tocantins (GO)	3	450	450	274	274
Ponte de Pedra	Hidrelétrica	Rio Correntes (MT)	3	176	176	131	131
Total Hidrelétricas				**5.940**	**4.881**	**3.018**	**2.460**

Continua na próxima página

11.01 - PROCESSO DE PRODUÇÃO

Continuação:

Unidade de Produção	Tipo	Localização	Unidades Geradoras	Capacidade Instalada (MW)		Garantia Física (MW-médios)	
				Total	Pertencentes à Cia	Total [1]	Pertencentes à Companhia [1]
Complexo Jorge Lacerda[2]	Termelétrica	Capivari de Baixo (SC)	7	857	857	650	650
Charqueadas	Termelétrica	Charqueadas (RS)	4	72	72	46	46
Alegrete	Termelétrica	Alegrete (RS)	2	66	66	21	21
William Arjona	Termelétrica	Campo Grande (MS)	5	190	190	136	136
Lages	Termelétrica	Lages (SC)	1	28	28	25	25
Total Termelétricas				**1.213**	**1.213**	**878**	**878**
Total Tractebel Energia				**7.153**	**6.094**	**3.896**	**3.338**

[1] Valores segundo legislação específica.

[2] O Complexo Jorge Lacerda compreende 3 plantas com 7 unidades geradoras.

Geração Hidrelétrica - Usinas em Operação

Usina Hidrelétrica Salto Santiago. A UHE Salto Santiago tem Capacidade Instalada de 1.420 MW e Energia Assegurada de 723 MW-médios, possuindo 4 Unidades Geradoras de 355 MW cada. A UHE Salto Santiago está situada no curso principal do Rio Iguaçu, no Estado do Paraná, no município de Saudade do Iguaçu. O início das atividades da UHE Salto Santiago ocorreu em 1980, sendo que a primeira das 4 Unidades Geradoras foi disponibilizada por despacho do ONS em dezembro de 1980 e a quarta, em setembro de 1982.

Usina Hidrelétrica Salto Osório. A UHE Salto Osório tem Capacidade Instalada de 1.078 MW e Energia Assegurada de 522 MW-médios, possuindo 6 Unidades Geradoras de 180 MW cada e 2 Unidades Geradoras com 175 MW cada. A UHE Salto Osório está situada no curso principal do Rio Iguaçu, no Estado do Paraná, no município de Quedas do Iguaçu. O início das atividades da UHE Salto Osório ocorreu em 1975, sendo que a primeira das 6 Unidades Geradoras foi disponibilizada por despacho do ONS em outubro de 1975 e a sexta, em junho de 1981.

11.01 - PROCESSO DE PRODUÇÃO

Usina Hidrelétrica Passo Fundo. A UHE Passo Fundo tem Capacidade Instalada de 226 MW e Energia Assegurada de 119 MW-médios, possuindo 2 Unidades Geradoras de 113 MW cada. A UHE Passo Fundo está situada ao norte do Rio Grande do Sul, no município Entre Rios do Sul. O início da operação dessa usina ocorreu no ano de 1973, sendo que a primeira unidade geradora foi disponibilizada por despacho do ONS em março de 1973 e a segunda, em junho de 1973.

Usina Hidrelétrica Itá. A UHE Itá, pertencente ao Consórcio Itá, tem Capacidade Instalada de 1.450 MW e Energia Assegurada de 720 MW-médios, possuindo 5 Unidades Geradoras de 290 MW cada. A UHE Itá está situada no Rio Uruguai, na divisa dos municípios de Itá (no estado de Santa Catarina) e Aratiba (no estado do Rio Grande do Sul), aproveitando um desnível de 105 metros entre a foz do Rio Apuaê e a foz do Rio Uvá. O início de operação da UHE Itá ocorreu no ano 2000, sendo que a primeira das 5 Unidades Geradoras foi disponibilizada por despacho do ONS em julho de 2000 e a quinta, em março de 2001.

A UHE Itá é o primeiro empreendimento hidrelétrico no trecho brasileiro do Rio Uruguai e foi construída por meio de um consórcio entre a Tractebel Energia (39,5%) e sua controlada Itasa (60,5%), sendo que a operação e a manutenção da UHE Itá são realizadas pela Tractebel Energia. A Itasa possui o seu controle dividido entre a Companhia e a Companhia Siderúrgica Nacional – CSN, cada uma com 48,75% do capital social, sendo que os outros 2,5% do capital social pertencem à Cimento Itambé S.A.

A Energia Assegurada total da UHE Itá era de 741 MW-médios. A partir de 2003 considerou-se 720 MW-médios, conforme Resolução ANEEL n.° 232/99. Entretanto, no contrato de constituição do consórcio entre a Companhia e a Itasa, foi considerada uma energia assegurada de 668 MW-médios. Dessa forma, a Itasa tem direito a 60,5%, ou seja, 404,14 MW-médios. Os outros 39,5%, ou seja, 263,86 MW-médios, acrescidos de (i) 52 MW-médios, que correspondem à diferença entre a Energia Assegurada total da usina (720 MW-médios) e a energia assegurada estabelecida no Contrato de Consórcio (668 MW-médios), de (ii) 167,19 MW-médios que correspondem à participação da Companhia na Itasa (48,75%) e de (iii) 61,19 MW-médios, que correspondem à opção de compra da energia da ITASA, totalizando 544,24 MW-médios, são da Companhia.

A Itasa comercializa esses 404,14 MW-médios de energia com a Tractebel Energia, CSN e Itambé, por meio dos Contratos de Compra e Venda de Energia, assinados em 2001 e vigentes até 2030.

Usina Hidrelétrica Machadinho. A UHE Machadinho tem Capacidade Instalada de 1.140 MW e Energia Assegurada de 529 MW-médios, possuindo 3 Unidades Geradoras de 380 MW cada. A UHE Machadinho está situada no Rio Pelotas, na divisa dos Estados do Rio Grande do Sul e de Santa Catarina, entre os municípios de Maximiliano de Almeida e Piratuba. O início das operações da UHE Machadinho ocorreu em 2002, sendo que a primeira das 3 Unidades Geradoras foi disponibilizada por despacho do ONS em fevereiro de 2002 e a terceira, em abril de 2002.

11.01 - PROCESSO DE PRODUÇÃO

A UHE Machadinho foi construída por meio de consórcio entre grandes empresas brasileiras, inclusive do setor energético (Tractebel Energia, Companhia Estadual de Energia Elétrica ("CEEE"), Alcoa Alumínio S.A., Camargo Corrêa Cimentos S.A., Companhia Brasileira de Alumínio, Votorantim Cimentos Brasil Ltda., Valesul Alumínio S.A. e Departamento Municipal de Eletricidade de Poços de Caldas) e tem a sua operação e manutenção sob a responsabilidade da Tractebel Energia, detentora de 19,28% do empreendimento, tendo em vista a recente aquisição de participação de mais 2,82% na MAESA, correspondente à 2,34% no Consórcio Machadinho. O quadro abaixo apresenta as participações de cada uma das consorciadas no Consórcio Machadinho:

Consorciada	Participação (%)
Tractebel Energia	19,28
Alcoa Alumínio S.A.	25,74
Camargo Corrêa Cimentos S.A.	5,28
Companhia Brasileira de Alumínio	27,52
Votorantim Cimentos Brasil Ltda.	5,62
Valesul Alumínio S.A.	8,29
Departamento Municipal de Eletricidade	2,74
CEEE	5,53

A Energia Assegurada total da UHE Machadinho é de 529 MW-médios. Entretanto, no contrato de constituição do consórcio, foi considerada uma Energia Assegurada de 473 MW-médios. Desses, os acionistas da MAESA tem direito a 83,06%, ou seja 392,87 MW-médios, que correspondem a sua parte na Energia Assegurada da UHE Machadinho. Os outros 16,94%, ou seja, 80,13 MW-médios, acrescidos de (i) 56 MW-médios, que correspondem à diferença entre a Energia Assegurada total da usina (529 MW-médios) e a Energia Assegurada no contrato de constituição do consórcio (473 MW-médios), e de (ii) 11,09 MW relativos à participação acionária da Tractebel Energia na MAESA, totalizando 147,22 MW-médios, são inteiramente da Companhia.

A potência disponível da UHE Machadinho é de 1.140 MW. Entretanto, no contrato de constituição do consórcio, foi considerada uma potência disponível de 912 MW.

Desses, os acionistas da MAESA tem direito a 83,06%, ou seja, 757,51 MW, que correspondem à sua parte na potência disponível da UHE Machadinho. Os outros 16,94%, ou seja, 154,49 MW, acrescidos de (i) 228 MW, que correspondem à diferença entre a potência total da usina (1.140 MW) e a potência estabelecida no contrato de constituição do consórcio (912 MW) e de (ii) 21,38 MW referentes a participação da Companhia na MAESA, totalizando 403,87 MW, são inteiramente da Companhia.

Usina Hidrelétrica Cana Brava. A UHE Cana Brava tem Capacidade Instalada de 450 MW e Energia Assegurada de 273,5 MW-médios, possuindo 3 Unidades Geradoras de 150 MW cada. A UHE Cana Brava está localizada no Rio Tocantins, Estado de Goiás, entre os municípios de Minaçu, Cavalcante e Colinas do Sul. A operação da usina teve início em 2002, sendo que a primeira das 3 Unidades Geradoras foi disponibilizada por despacho do ONS em maio de 2002 e a terceira, em agosto de 2002.

11.01 - PROCESSO DE PRODUÇÃO

A UHE Cana Brava tem sua concessão atualmente sob a responsabilidade da Tractebel Energia, após a conclusão do processo de incorporação da controlada CEM em 28.03.2008.

Usina Hidrelétrica Ponte de Pedra. A UHE Ponte de Pedra, a qual pertencerá integralmente à Energia América do Sul, controlada da Companhia, após aprovação do BNDES, tem Capacidade Instalada de 176,1 MW e Energia Assegurada de 131,1 MW-médios, possuindo 3 Unidades Geradoras de 58,7 MW cada. A UHE Ponte de Pedra está situada no curso principal do Rio Correntes, no Estado do Mato Grosso, no município de Sonora. A operação da usina teve início em 2005, sendo que a primeira das 3 Unidades Geradoras foi disponibilizada por despacho do ONS em julho de 2005 e a terceira, em setembro de 2005.

Geração Termelétrica - Usinas em Operação

As centrais termelétricas caracterizam-se por produzir energia elétrica a partir da energia térmica liberada por reações químicas ou nucleares. Os combustíveis mais utilizados para movimentar, direta ou indiretamente, os geradores das usinas termelétricas são os derivados de petróleo (óleo diesel e combustível e resíduos asfálticos), o carvão mineral, o gás natural e os combustíveis nucleares. Em processos de co-geração (tecnologia que visa maior eficiência da geração termelétrica) é comum a utilização de combustíveis ecologicamente corretos denominados biomassa, como bagaço de cana-de-açúcar, casca de arroz, resíduos de madeira e outros.

Complexo Termelétrico Jorge Lacerda. O Complexo Termelétrico Jorge Lacerda possui o maior potencial termelétrico a carvão da América Latina. Localiza-se no município de Capivari de Baixo, Santa Catarina, e possuí Capacidade Instalada de 857 MW. O Complexo Termelétrico Jorge Lacerda é constituído por 3 usinas termelétricas (UTE Jorge Lacerda A, UTE Jorge Lacerda B e UTE Jorge Lacerda C) e 7 Unidades Geradoras, tendo sido construído com o objetivo básico de aproveitar o carvão mineral catarinense.

As operações das UTEs Jorge Lacerda A, B e C tiveram início em 1965, 1980 e 1996, respectivamente. A produção das UTEs Jorge Lacerda A, B e C é destinada, principalmente, ao abastecimento energético do litoral sul e leste do Estado de Santa Catarina.

Usina Termelétrica Charqueadas. A UTE Charqueadas está localizada no município de Charqueadas, Rio Grande do Sul, próximo a Porto Alegre, um importante centro consumidor de energia elétrica. A UTE Charqueadas é movida a carvão mineral, sendo constituída por 4 Unidades Geradoras com a Capacidade Instalada total de 72 MW.

As operações da UTE Charqueadas tiveram início em 1962, sendo que a primeira das 4 Unidades Geradoras foi disponibilizada por despacho do ONS em janeiro de 1962 e a quarta, em março de 1969. A produção das UTE Charqueadas visa garantir o abastecimento energético da região da grande Porto Alegre, no Estado do Rio Grande do Sul.

Usina Termelétrica Alegrete. A UTE Alegrete fica situada à margem direita do rio Ibirapuitã; junto à cidade de Alegrete, no Rio Grande do Sul. A UTE Alegrete é movida a óleo combustível, sendo constituída por 2 Unidades Geradoras com Capacidade Instalada, de 66 MW. O início das operações da UTE Alegrete ocorreu em 1968, sendo que ambas as Unidades Geradoras foram disponibilizadas por despacho do ONS em setembro de 1968. A produção das UTE Alegrete visa garantir o abastecimento energético da região oeste do Estado do Rio Grande do Sul.

11.01 - PROCESSO DE PRODUÇÃO

Usina Termelétrica William Arjona. A UTE William Arjona, integralmente pertencente à Companhia, localiza-se no município de Campo Grande, Estado do Mato Grosso do Sul, e possuí Capacidade Instalada de 190 MW. A UTE Willian Arjona é constituída por 5 conjuntos turbogeradores que utilizam gás natural como combustível, podendo também utilizar óleo diesel. A UTE William Arjona foi a primeira usina do Brasil a utilizar o gás do Gasoduto Brasil-Bolívia como combustível na geração de energia elétrica.

As operações da UTE William Arjona tiveram início em 1999, sendo que a primeira das 5 Unidades Geradoras foi disponibilizada por despacho do ONS em março de 1999 e a quinta, em julho de 2002. A produção das UTE William Arjona permite garantir o atendimento ao crescimento da demanda de energia nos horários de pico, evitando cortes no fornecimento aos consumidores no Estado do Mato Grosso do Sul.

Unidade de Co-geração

A co-geração corresponde a uma tecnologia desenvolvida com a finalidade de se obter maior eficiência energética na produção das usinas termelétricas. Essa eficiência é buscada em virtude do fato de que a maior parte da energia contida no combustível usado nos geradores é transformada em calor e perdida para o meio-ambiente, sendo que apenas 40,0% da energia do combustível é transformada em energia elétrica.

Na co-geração, o calor produzido na geração de energia elétrica é utilizado, sob forma de vapor, em indústrias e prédios comerciais que necessitam de calor (vapor ou água quente) em seu processo produtivo. Dessa forma, o consumidor economiza o combustível que necessitaria para produzir o calor do processo. A eficiência energética na co-geração é bem mais elevada, uma vez que torna útil até 85,0% da energia do combustível.

Além disso, em processos de co-geração é comum a utilização de combustíveis ecologicamente corretos denominados biomassa, como bagaço de cana-de-açúcar, casca de arroz, resíduos de madeira e outros.

Unidade de Co-geração Lages. Construída pela controlada da Tractebel Energia, Lages Bioenergética, a Unidade de Co-geração Lages é usina de co-geração movida à Biomassa, ou seja, produz energia elétrica a partir dos resíduos de madeira oriundos das indústrias madeireiras da região de Lages, em Santa Catarina, minimizando os riscos de contaminação ambiental e incêndios. A Unidade de Co-geração Lages apresenta Capacidade Instalada de 28 MW e capacidade de fornecimento de 25 t/h de vapor.

Por utilizar os resíduos de madeireiras (energia renovável) da região como combustível, o sistema de operação da Unidade de Co-geração Lages foi aprovado pelo Banco Mundial como um projeto de Mecanismo de Desenvolvimento Limpo - MDL, desenvolvido no âmbito do Protocolo de Kyoto. Assim, por meio do sistema de operação da Unidade de Co-geração Lages são gerados créditos de carbono para venda pela Companhia, sendo que parte destes créditos futuros foram negociados com o Banco Mundial.

O vapor produzido pela Unidade de Co-geração Lages é fornecido para indústrias madeireiras instaladas nas redondezas. No que se refere à energia elétrica produzida, parte é vendida para a CELESC e a parte restante é negociada com Consumidores Industriais.

11.01 - PROCESSO DE PRODUÇÃO

Desde abril de 2004, a Companhia presta serviços de co-geração por meio da Unidade de Co-geração Lages, possuindo contrato de longo prazo de venda de vapor com a Batistella Indústria e Comércio de Madeiras S.A.

PRODUÇÃO

Em 2007, a produção total de energia elétrica da Companhia alcançou 33.858 GWh (3.865 MW-médios), sendo 28.858 GWh (3.294 MW-médios) provenientes das hidrelétricas e 5.000 GWh (571 MW-médios) de fontes termelétricas.

A geração apresentou aumento de 58,6% em relação a 2006, culminando com o recorde histórico de geração global, devido principalmente às condições hidrológicas sensivelmente melhores neste ano que as verificadas em 2006, em relação às usinas hidrelétricas e devido ao aumento das exportações para a Argentina, em relação às usinas termelétricas.

O patamar de disponibilidade, desconsiderando-se as paradas programadas, alcançado em 2007 foi de 98,0%, praticamente estável em relação a 2006, que foi de 98,4%. Quando consideradas todas as paradas, a disponibilidade global baixou de 93,5% em 2006 para 93,0% em 2007, sendo 94,8% (95,0% em 2006) na geração hidrelétrica e 85,0% (86,4% em 2006) na termelétrica.

A Companhia é concessionária e autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia independente do setor privado brasileiro. Neste contexto, a geração da Tractebel Energia representou cerca de 7,7% da energia requerida pelo SIN - Sistema Integrado Nacional.

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2007	2006	2005
Usina Hidrelétrica Passo Fundo - UHPF	226	1.188	897	993
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.451	2.778	4.476
Usina Hidrelétrica Salto Santiago - UHSS	1.420	6.392	3.809	6.385
Usina Hidrelétrica Itá - UHIT (participação em consórcio)	1.127	8.466	3.752	5.977
Usina Hidrelétrica Machadinho - UHMA (partic. em consórcio)	404	6.012	2.399	4.571
Usina Hidrelétrica Cana Brava - UHCB (controlada)	450	2.349	2.250	2.319
Sub-total	**4.705**	**28.858**	**15.885**	**24.721**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	947	711	878
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.677	1.552	1.190
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	1.903	2.306	2.010
Usina Termelétrica Charqueadas - UTCH	72	339	272	246
Usina Termelétrica Alegrete - UTAL	66	-	1	-
Usina Termelétrica William Arjona - UTWA	190	67	563	728
Usina de Co-geração Lages – UCLA (Controlada)	28	67	61	28
Sub-total	**1.213**	**5.000**	**5.466**	**5.080**
Total	**5.918**	**33.858**	**21.351**	**29.801**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas, em 31.12.2007:

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	76,4
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	75,8
Usina Hidrelétrica Salto Santiago - UHSS	1980	78,9
Usina Hidrelétrica Itá – UHIT (participação em consórcio)	2000 e 2001	17,9
Usina Hidrelétrica Machadinho – UHMA (participação em consórcio)	2002	14,2
Usina Hidrelétrica Cana Brava – UHCB	2002	13,6
Usina Termelétrica Jorge Lacerda A – UTJL A (Unidades I a IV)	1965 a 1974	78,8
Usina Termelétrica Jorge Lacerda B – UTJL B (Unidades V e VI)	1979 e 1980	92,2
Usina Termelétrica Jorge Lacerda C – UTJL C (Unidade VII)	1997	47,9
Usina Termelétrica Charqueadas - UTCH	1962	85,8
Usina Termelétrica Alegrete - UTAL	1968	88,1
Usina Termelétrica William Arjona - UTWA	1999 e 2001	43,1
Usina de Cogeração Lages – UCLA	2003	15,5

1. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "*All Risks*". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "*All Risks*" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil geral e cruzada, e perdas de lucro devido a atraso de entrada em operação-ALOP. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

11.01 - PROCESSO DE PRODUÇÃO

2. Riscos de interrupção da produção

A interrupção da produção de energia está relacionada diretamente com o desempenho dos equipamentos das usinas, quando o desligamento não é fruto de uma decisão do Operador Nacional do Sistema Elétrico (ONS).

Os riscos inerentes ao processo de produção da Tractebel Energia podem ser expressos pelos seguintes indicadores de desempenho: taxa de falha e indisponibilidade das unidades geradoras. As indisponibilidades podem ser classificadas em dois grupos principais: programadas e forçadas.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras, seguindo rigorosos cronogramas que são antecipadamente negociados com o ONS com o objetivo de minimizar ou evitar os impactos no sistema elétrico, portanto, o impacto das mesmas nos negócios da empresa pode ser considerado de baixíssimo risco ou até risco zero.

- As indisponibilidades forçadas são aquelas que fogem da programação acima e são oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial da capacidade de produção de energia, de forma imediata, seja por atuação de uma proteção, ou pela ação de um operador no momento da constatação da ocorrência.

A taxa de falha expressa a incidência de desligamentos forçados. A análise desse índice leva em consideração a origem da falha e seu impacto no sistema elétrico, que pode ser externo ou interno à instalação.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Mercado de Atuação

A Companhia é concessionária autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia elétrica do setor privado brasileiro em termos de Capacidade Instalada e Energia Assegurada, de acordo com as informações da ANEEL.

A Companhia opera um Parque Gerador composto por 7 usinas hidrelétricas e 7 usinas termelétricas, das quais 12 pertencem integralmente à Companhia, instaladas nos Estados do Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul e Goiás, apresentando Capacidade Instalada de 6.094 MW, dos quais 80% correspondem à geração hidráulica e 20%, à geração térmica.

Em 2007, a geração global foi consideravelmente maior em relação aos anos anteriores, apresentando aumento de 58,6% em relação a 2006, culminando com o recorde histórico de geração global, devido principalmente às condições hidrológicas sensivelmente melhores neste ano que as verificadas em 2006, em relação às usinas hidrelétricas e devido ao aumento das exportações para a Argentina, em relação às usinas termelétricas. A Companhia gerou 33.858 GWh (3.865 MW-médios), dos quais 28.858 GWh (3.294 MW-médios) provenientes das hidrelétricas e 5.000 GWh (571 MW-médios) das termelétricas.

A Companhia atua predominantemente nas regiões Sul, Sudeste e Centro-Oeste do Brasil. A produção da Companhia, em 2007, representou cerca de 7,4% de toda energia requerida pelo SIN em 2007 e 47,0% do consumo dos Estados da região Sul.

Clientes

A Tractebel Energia possui uma carteira de clientes diversificada, formada por empresas distribuidoras de energia elétrica, consumidores livres e empresas comercializadoras de energia elétrica, situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil.

Dentre os clientes livres atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico, alimentício, metalurgia e serviços, supridos por meio de Contratos adaptados às suas necessidades, flexíveis em relação ao volume e tempo de duração.

É estratégia da Companhia aumentar a participação do segmento de clientes livres em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

A participação dos consumidores livres no portfólio da Companhia, que era praticamente nula em 2000, vem registrando expressivo crescimento, tendo atingido 22% em 2005, 29% em 2006 e 34% em 2007. O crescimento na participação dos clientes livres é resultado da estratégia da Companhia que oferece a seus clientes flexibilidade (preços, prazos e condições) e sólido relacionamento. Ao final do ano, a Companhia contabilizou em sua carteira de contratos mais de 129 unidades consumidoras finais de mais de 80 empresas participantes do mercado livre.

Os gráficos abaixo representam a evolução da carteira de clientes da Companhia entre os anos de 2005, 2006 e 2007:

Participação de Clientes
nas Vendas Físicas


3%
22%
23%
52%
1%
29%
27%
43%
3%
34%
17%
46%
2005
2006
2007

■ Distribuidoras ■ Comercializadoras □ Clientes Livres □ Exportação

Receita de Energia

O volume de energia vendido pela Companhia em 2007 foi de 32.800 GWh, em linha com os 32.836 GWh vendidos em 2006. A receita bruta de energia é proveniente de operações com distribuidoras, comercializadoras, CCEE, exportação e consumidores industriais, de acordo com as distribuições a seguir apresentadas:

Contratos Iniciais

Os Contratos Iniciais eram contratos de fornecimento de energia elétrica com tarifas e quantidades aprovados pela ANEEL, celebrados entre as Geradoras (inclusive a Companhia) e Distribuidoras atuantes no setor, quando da privatização do setor elétrico, nos termos da Lei do Setor Elétrico. A principal finalidade dos Contratos Iniciais era assegurar que as Distribuidoras tivessem acesso a fornecimento estável de energia elétrica com tarifas que garantissem uma taxa de retorno fixa às Geradoras durante o período de transição, pós-privatização do setor elétrico, objetivando o estabelecimento de um mercado de energia elétrica livre e competitivo.

Tendo sido caracterizados pela transitoriedade, os montantes de energia elétrica contratados por meio dos Contratos Iniciais foram sendo reduzidos a cada ano desde 2003, sendo que, nos termos da Lei do Setor Elétrico, cada Contrato Inicial somente poderia permanecer em vigor até 31 de dezembro de 2005.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O quadro a seguir apresenta a receita bruta da Companhia proveniente da comercialização de energia por meio de Contratos Iniciais e a respectiva participação no total de receitas bruta da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2005, 2006 e 2007:

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		**2006**		**2007**	
R$ milhões	%	R$ milhões	%	R$ milhões	%
464	18,21	-	-	-	-

Distribuidoras e Comercializadoras

No ano de 2003, quando as entregas de energia contratadas pela Companhia, por meio dos Contratos Iniciais começaram a ser reduzidas em 25,0% ao ano de acordo com a Lei do Setor Elétrico, iniciou-se um período no setor elétrico brasileiro denominado "mercado livre". Os contratos de compra e venda de energia, nesse período, passaram a ser livremente negociados entre Geradoras e Distribuidoras, sendo referidos como "Contratos Bilaterais".

O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 9.319 GWh em 2005, para 13.980 GWh em 2006, e, depois, para 14.931 GWh em 2007. Atualmente, por meio de Contratos Bilaterais, a Companhia fornece energia para diversas distribuidoras, as quais destacamos: Companhia Paulista de Força e Luz ("CPFL Paulista"), Companhia Piratininga de Força e Luz S.A. ("CPFL Piratininga"), Rio Grande Energia S.A. ("RGE"), Light e Centrais Elétricas de Santa Catarina ("CELESC").

Os quadros a seguir apresentam a evolução da receita bruta da Companhia proveniente da venda de energia para Comercializadoras, Distribuidoras, exportação e no âmbito da CCEE, nos exercícios sociais encerrados em 31 de dezembro de 2005, 2006 e 2007:

Comercializadoras

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		**2006**		**2007**	
R$ milhões	%	R$ milhões	%	R$ milhões	%
451	17,70	628	21,02	433	12,91

Distribuidoras

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		**2006**		**2007**	
R$ milhões	%	R$ milhões	%	R$ milhões	%
1.075	42,15	1.610	53,93	1.780	53,12

Exportação

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		**2006**		**2007**	
R$ milhões	%	R$ milhões	%	R$ milhões	%
73	2,86	45	1,51	170	5,07

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Câmara de Comercialização de Energia Elétrica - CCEE

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%
34	1,36	9	0,30	39	1,17

Consumidores Industriais

O quadro a seguir apresenta a evolução da receita bruta da Companhia proveniente da comercialização de energia por meio de contratos com Consumidores Industriais nos exercícios sociais encerrados em 31 de dezembro de 2005, 2006 e 2007:

Exercícios Sociais Encerrados em 31 de dezembro de					
2005		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%
452	17,72	694	23,24	929	27,73

Relacionamento com Clientes

A carteira de clientes da Tractebel Energia é bem diversificada, abrangendo distribuidoras de energia, comercializadoras e clientes livres (grandes consumidores industriais), atendidos por meio de contratos flexíveis no tocante ao volume e à duração.

A Companhia mantém política ativa de fidelização de clientes, através da qual presta serviços que possibilitam a adaptação da compra de energia ao processo produtivo de cada consumidor.

Em 2007, a presença de clientes livres no portfólio aumentou em relação ao ano anterior, alcançando 27,7% da receita operacional bruta e 33,9% das vendas físicas, representando aumento de 4,5 p.p. e 4,6 p.p., respectivamente, em comparação a 2006.

Atuando como geradora e comercializadora, a Tractebel pode oferecer as melhores alternativas para suprir energia à sua base de clientes, o que constitui um diferencial de mercado. Mantendo um relacionamento estreito com seus clientes, a Companhia consegue mais facilmente detectar suas necessidades e, assim, desenvolver produtos e serviços individualizados.

O programa de relacionamento com clientes industriais inclui convites para eventos de interesse dos clientes, seminários técnicos, visitas às plantas de geração, para que estes possam conhecer melhor as unidades operacionais da Tractebel, e uma pesquisa periódica de satisfação conduzida por consultores independentes, pela qual é possível detectar pontos que podem ser aprimorados e a necessidade de desenvolvimento de novos produtos e serviços.

Além da pesquisa de satisfação, o *feedback* dos clientes é obtido por meio de uma equipe de atendimento pós-vendas, cuja estruturação foi consolidada em 2007. Dessa forma, os clientes passaram a ter à sua disposição gerentes de atendimento especialmente dedicados à solução de eventuais problemas.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

No mesmo ano, a Companhia passou a disponibilizar um canal exclusivo para os clientes em seu site na Internet, que se destina a aprimorar a comunicação e divulgar informações atualizadas sobre o fornecimento contratado e o mercado de energia, bem como possibilitar o monitoramento da qualidade da energia consumida e da fatura mensal. Todas as informações relativas aos clientes são mantidas em ambiente seguro, em que os dados permanecem em estrita confidencialidade.

Perspectivas e Estratégia

Com base nas previsões do setor que apontam para um potencial aumento de preço de energia, a Companhia optou por ter parte de sua disponibilidade descontratada a partir de 2011.

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor na data de 31 de dezembro de 2007, o balanço de energia da Tractebel Energia mostra que a Companhia está com sua disponibilidade de energia, incluindo aquisições de terceiros, quase totalmente contratada até 2010.

Balanço de energia

(em MW médio)	2007	2008	2009	2010	2011	2012	Preço no Leilão (R$/MWh)	Data de Referência	Preço Corrigido p/ 30/09/07 (R$/MWh)
Recursos Próprios	3.189	3.009	3.143	3.178	3.365	3.402			
+ Compras para Revenda	508	417	467	598	217	130			
= Recursos Totais (A)	3.697	3.426	3.610	3.776	3.582	3.532			
Vendas Leilões do Governo*	10	160	1.034	1.234	1.382	1.638			
2004-EE-08	10	10	10	10	10	10	70,9	dez-04	78,3
2005-EE-08	-	150	150	150	150	150	81,6	abr-05	89,2
2005-EE-08	-	-	381	381	381	381	94,0	out-05	100,8
2005-EN-30	-	-	-	200	200	200	115,1	dez-05	122,3
2006-EN-30	-	-	493	493	493	493	128,4	jun-06	134,0
2006-EN-30	-	-	-	-	148	148	135,0	nov-06	140,2
2007-EN-30	-	-	-	-	-	256	126,6	jun-07	128,1
+ Vendas Bilaterais	3.677	3.220	2.490	2.213	1.343	1.241			
= Vendas Totais (B)	3.687	3.380	3.524	3.447	2.725	2.879			
Saldo (A - B)	10	46	86	329	857	653			
Preço médio de venda (R$/MWh) *1:	85,7	89,5	90,3						
Preço médio de compra (R$/MWh) *2:	51,2	70,6	85,0						

* Sendo que XXXX-YY-ZZ:
XXXX ⇨ ano de realização do leilão
YY ⇨ EE = energia existente ou EN = energia nova
ZZ ⇨ duração do fornecimento (em anos)
*1: Preço de venda líquido de ICMS e impostos sobre a receita (PIS/COFINS, P&D).
*2: Preço de aquisição líquido, considerando os benefícios de crédito do PIS/COFINS.

Notas: O balanço contempla a energia gerada pelos projetos São Salvador e Estreito, que entram em operação no 1T09 e 3T10, respectivamente.
A partir do 2T07 passamos a desconsiderar o retorno da energia proveniente do contrato com a CIEN.

O preço de venda da energia elétrica dos Contratos Bilaterais firmados entre a Companhia e Consumidores Livres é livremente negociado e são reajustados pelo IGP-M. Por força de Lei, todas as vendas para distribuidoras são feitas por leilões regulados pelo Governo, buscando-se o menor preço de compra. Os Contratos Bilaterais dispõem de mecanismo que visa inibir a rescisão pelos respectivos compradores ao estabelecer multa rescisória que leva em consideração o valor remanescente do contrato.

DISTRIBUIÇÃO

A distribuição da energia elétrica produzida pela Tractebel Energia para atendimento de seus clientes é de responsabilidade das empresas de transmissão e distribuição do Sistema Elétrico Nacional, dentro das normas de funcionamento do setor.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

MERCADOS

A Tractebel Energia atua como produtora independente de energia elétrica, realizando suprimentos nos Estados que formam o sistema geo-elétrico do Sul e Sudeste/Centro-Oeste do Brasil. A Tractebel Energia, diversificando cada vez mais seu mercado, atua no fornecimento de energia elétrica para clientes industriais, distribuidoras e comercializadoras de energia.

Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu Portaria, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005, foi publicada Resolução Normativa ANEEL estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico - ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos, o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato de 300 MW foi reduzido para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia, a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

Em 20.06.2006, a ANEEL, através de Resolução Normativa, reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN em decorrência da impossibilidade de fornecimento de energia elétrica por parte desta empresa. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O consumo de energia no Brasil e o PIB

O bom desempenho da economia brasileira teve como reflexo para o setor elétrico um aumento significativo do consumo. Em 2007, o consumo total atingiu 376,9 TWh, o que representa aumento de 5,4% em comparação a 2006, conforme dados divulgados pela Empresa de Pesquisa Energética (EPE). Do total de energia elétrica gerada em 2007, 93,2% foram produzidos por hidrelétricas, segundo o Operador Nacional do Sistema Elétrico (ONS). O restante foi produzido por usinas termelétricas a gás natural, diesel, óleo combustível, carvão vegetal ou mineral, madeira, biomassa (principalmente bagaço de cana-de-açúcar) e combustível nuclear. Vale destacar que, em 2007, o consumo industrial representou 45,9% da demanda total, ao passo que os segmentos residencial e comercial responderam por 24,1% e 15,6%, respectivamente, de acordo com a EPE.

O crescimento por segmento consumidor foi o seguinte: residencial (6,0%), comercial (6,6%), industrial (5,0%) e outros (4,5%).

Para atender à necessidade de expansão da infra-estrutura do País, o Governo Federal promulgou o Plano de Aceleração do Crescimento (PAC), em janeiro de 2007. O plano prevê o investimento de R$ 503,9 bilhões em infra-estrutura para os próximos quatro anos. Desse total, R$ 274,8 bilhões foram alocados para o setor elétrico. O PAC oferece benefícios, como redução de impostos atrelados a investimentos e ampliação e melhoria das condições de financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social (BNDES). Atualmente, o Grupo SUEZ desenvolve as obras de duas usinas integrantes do PAC: São Salvador, já transferida para a Tractebel Energia, e Estreito, em consórcio com outros investidores, cuja transferência da parcela da SUEZ para a Tractebel Energia deverá ocorrer em 2008.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
5,9
2,6
5,7
4,2
4,4
2,7
6,2
3,3
4,1
0,2
1,6
0,8
4,6
4,4
1,4
-7,7
2,5
1,5
3,7
-0,2
5,2
4,5
4,8
2,6
3,8
2,9
5,4
5,4
PIB ENERGIA

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Concorrência

O setor elétrico brasileiro é caracterizado pela atuação das companhias estatais, principalmente no que se refere à geração de energia elétrica, segmento de atuação da Companhia. A Capacidade Instalada do País é de aproximadamente 100.500 MW, dos quais 32,7% correspondem à participação da Eletrobrás. Os sete principais agentes privados (dentre os quais a companhia está inserida) representam 15,5% da capacidade instalada do país.

A Companhia possuí Capacidade Instalada de 6.094 MW, o que corresponde a uma participação de 7,7% no mercado brasileiro de energia elétrica. Além da Eletrobrás, os principais concorrentes da Companhia são: CESP, CEMIG, PETROBRÁS, COPEL, AES Tiete, Duke Paranapanema e CPFL. O Sistema Interligado Nacional (SIN) conta, ainda, com a energia proveniente da usina de Itaipu, que representa 7,0% da Capacidade Instalada do País (referente à parte pertencente ao Brasil).

O gráfico abaixo apresenta as participações das principais Geradoras do setor elétrico brasileiro na Capacidade Instalada do País:


Capacidade Instalada (MW)
12.000,00
10.000,00
8.000,00
6.000,00
4.000,00
2.000,00
CHESF
FURNAS
ELETRONORTE
CESP
ITAIPU
CEMIG
Tractebel
Petrobras
COPEL
AES
Duke Energy
ELETRONUCLEAR
CPFL
Endesa
EMAE
EDP
Neoenergia

Posicionamento no mercado competitivo

A Tractebel Energia vem sustentando nos últimos anos a sua posição de principal geradora privada do país. A capacidade instalada em operação da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Ita, Ponte de Pedra e da unidade de Co-geração Lages, atualmente é de 6.094 MW.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Capacidade Instalada	Setembro 1998	Atual
Hidrelétricas	2.724	4.881
Termelétricas	995	1.213
Total	**3.719**	**6.094**

A geração da Tractebel Energia tem origem predominantemente hidráulica (80,0%), sendo complementada por geração térmica (20,0%). Esse composto é compatível com o nível de risco desejado pela Companhia e permite a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado.

Os principais clientes da Tractebel Energia são empresas distribuidoras de energia elétrica, consumidores livres e empresas comercializadoras de energia elétrica, situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil.

Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício, os quais são atendidos por meio de Contratos flexíveis em relação ao volume e tempo de duração.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

No decorrer do ano de 2007, a presença de clientes livres no portfólio aumentou em relação ao ano anterior, alcançando 27,7% da receita operacional bruta e 33,9% das vendas físicas, representando aumento de 4,5 p.p. e 4,6 p.p., respectivamente, em comparação a 2006. Ao final do ano, a Companhia contabilizou mais de 129 unidades consumidoras finais de mais de 80 empresas clientes.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Participação na receita bruta por tipo de cliente


3%
18%
19%
60%
2%
23%
21%
54%
5%
28%
13%
54%
2005
2006
2007
Distribuidoras
Comercializadoras
Clientes Livres
Exportação

O posicionamento competitivo da Companhia se expressa também através da sua presença em novas áreas de negócio, como a co-geração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42
04	UHE ITÁ - 1.450 MW (PARTIC.EM CONSÓRCIO)	VOLTA DA UVA S/Nº
05	UHE MACHADINHO-1.140 MW (PART.CONSÓRCIO)	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	ENTRE RIOS DO SUL	RS	148.571,600	13,199	34	SIM	NÃO	NÃO			
02	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	32	SIM	NÃO	NÃO			
03	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	27	SIM	NÃO	NÃO			
04	ARATIBA	RS	159.097,222	12,422	7	SIM	NÃO	NÃO			
05	PIRATUBA	SC	129.268,648	16,153	5	SIM	NÃO	NÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO	CHARQUEADAS	RS	124,334	7,308	45	SIM	NÃO	NÃO			
07	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ	ALEGRETE	RS	204,274	8,624	39	SIM	NÃO	NÃO			
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO	CAPIVARI DE BAIXO	SC	2.561,322	51,468	42	SIM	NÃO	NÃO			
09	USINA TERMEL. WILLIAM ARJONA - 120 MW	RODOVIA BR 060 - ESTRADA VICINAL	CAMPO GRANDE	MS	30,334	0,490	8	SIM	NÃO	NÃO			
10	EDIFÍCIO SEDE	RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO	FLORIANÓPOLIS	SC	5,830	5,604	24	SIM	NÃO	SIM	11/09/2002	30/11/2007	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO								
4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	
14 - OBSERVAÇÃO										
11	SALAS COMERCIAIS	R.ADOLFO MELO Nº 38 - 10º ANDAR - CENTRO								
FLORIANÓPOLIS	SC	0,110	0,110	17	SIM	NÃO	NÃO			
12	USINA HIDRELÉTRICA CANA BRAVA	UHE CANA BRAVA								
CAVALCANTE	GO	140.000,000	8,500	5	SIM	NÃO	NÃO			
13	USINA DE COGERAÇÃO LAGES	RUA VIVANDERIO SANTOS VALE S/Nº - CAROBÁ								
LAGES	SC	59,908	11,716	4	SIM	NÃO	NÃO			
14	USINA HIDREL. SÃO SALVADOR - 243,2 MW	TO 387 (PARANÃ/SÃO SALVADOR), KM 40.								
PARANÃ	TO	99.660,000	0,000	0	SIM	NÃO	NÃO			

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Gestão de Riscos

Para conduzir com mais eficiência o processo de avaliação de riscos aos seus negócios, a Tractebel criou o Comitê de Gerenciamento de Riscos, a quem cabe promover internamente a conscientização do tratamento do risco, definir metas e diretrizes para o seu gerenciamento, promover e sugerir melhorias nos processos de sua avaliação, classificá-los e definir os procedimentos de seu controle.

O Comitê é composto por um representante das áreas responsáveis pelo planejamento financeiro, regulação e mercado, planejamento da oferta de energia, finanças, comercialização, auditoria, implantação de projetos e produção de energia. A coordenação geral do Comitê é atribuição do Diretor de Planejamento e Controle.

Cada risco identificado é classificado quanto à sua probabilidade de ocorrência, significância (ou severidade) e grau de controle exigido. Da análise, desenvolve-se um plano de ação mitigatório para cada um dos riscos. O gerente do departamento em cuja área de abrangência o risco se origina é o "dono do risco" e será responsável pela implantação e monitoramento do plano de ação. Importante notar que, quando da análise dos riscos, é feita também uma avaliação das eventuais oportunidades associadas.

Como resultado do processo de análise, é gerada uma matriz de riscos e oportunidades empresariais, a ser aprovada pela Diretoria Executiva e apresentada ao Conselho de Administração, e daí ao controlador. Essa matriz compreende:

- a descrição dos riscos;
- a menção ao "dono do risco";
- as estratégias de mitigação;
- a evolução do risco;
- a classificação de probabilidade, significância e controle;
- os planos de ação; e
- a descrição, causas, benefícios, evolução e avaliação das oportunidades.

Estão listados a seguir os princípios riscos dos negócios da Tractebel:

1) Risco sócio-ambiental das usinas em operação

Descrição: obrigações sociais e ambientais não previstas na implantação do empreendimento, comprometendo a capacidade de remuneração do investimento realizado.

As principais causas são os movimentos sociais oportunistas, a ampliação da indenização da faixa de terra em torno do reservatório além do originalmente previsto, a mudança dos critérios de vazão mínima e restrição ao deplecionamento dos reservatórios das usinas, a imposição de obrigações ambientais e social injustificáveis.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

2) Risco de mercado

Descrição: a oferta e a demanda de energia elétrica podem ter um comportamento diferente do previsto.

As principais causas são a volatilidade do Preço de Liquidação de Diferenças (PLD), a diferença de preços entre submercados - possibilitando vendas e compras a preços distintos -, a predominância de ideologias estatizantes, o crescimento no nível de intervenção do governo, o rateio de exposições residuais entre os geradores do MRE, o contingenciamento de consumo (racionamento), o uso da Curva de Aversão ao Risco na formação do PLD, a possibilidade de descontratação unilateral por parte das distribuidoras, a atração de investimentos para o mercado cativo em detrimento do mercado livre, em decorrência do modelo setorial atual, a perspectiva de PLD crescente nos próximos anos e o desequilíbrio entre oferta e demanda, devido à falta de investimentos e de combustível (gás).

3) Risco regulatório

Descrição: evolução adversa da regulação do setor elétrico.

As principais causas decorrem da falta de estabilidade regulatória, do aumento da complexidade do modelo setorial, da alteração nos encargos setoriais e da redução da garantia física das usinas (Decreto 2.655: 5% em cada avaliação, limitado a 10%).

4) Risco de quebra de contrato

Descrição: descumprimento de disposições constantes dos contratos de venda de energia.

As principais causas são o desequilíbrio econômico-financeiro dos clientes, a saída de clientes livres de distribuidoras atendidas pela Tractebel, as alterações regulatórias, as ações judiciais contra distribuidoras e o questionamento judicial quanto à efetividade dos contratos.

5) Risco no desenvolvimento e implantação de novos projetos

Descrição: atraso no cronograma da obra ou custos adicionais na implantação ou na operação da usina.

As principais causas são o questionamento a dispositivos contratuais, a ação de movimentos sociais oportunistas, as demandas ambientais exageradas, os acidentes da natureza e as deficiências de projeto ou falhas de controle da qualidade.

6) Risco cambial

Descrição: depreciação do Real frente às moedas que integram o passivo da Tractebel, devido ao mau desempenho da economia brasileira e alterações na economia internacional.

A principal causa é a existência de empréstimos e financiamentos em moeda externa com política de câmbio flutuante.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

7) Risco de indisponibilidade de energia

Descrição: indisponibilidade da garantia física das plantas próprias da Tractebel e da energia contratada.

As principais causas são a indisponibilidade por acidentes ou falhas humanas com intensidade superior àquela considerada no cálculo da garantia física e a indisponibilidade de combustível.

8) Risco de acidentes naturais

Descrição: a ocorrência de eventos da natureza atingindo as usinas da Tractebel.

A principal causa é a ocorrência de desastres naturais que comprometam a capacidade de geração de energia elétrica das usinas da Companhia.

Iniciativas, Programas Ambientais e Prêmios

A Companhia mantém uma série de programas de proteção, monitoramento e desenvolvimento sustentável das áreas relativas aos seus empreendimentos. Em razão do bom resultado da aplicação dos programas de proteção ambiental desenvolvidos pela Companhia, nos anos de 2002 e 2004, a Companhia recebeu os prêmios Expressão de Ecologia na categoria "Conservação de Recursos Naturais" com o caso "Monitoramento e Conservação do Lago da UHE Passo Fundo" e no Programa de Ictiofauna desenvolvido no alto Rio Uruguai.

Também nos anos de 2002 e 2004, a Companhia recebeu prêmios Fritz Müller, pela recuperação ambiental das áreas degradadas e diminuição dos pátios no Complexo Termelétrico Jorge Lacerda, que propiciaram a recuperação de 107 hectares de áreas de antigos depósitos de carvão e pelo Projeto da Unidade de Co-geração Lages.

Nos anos de 2006 e 2007, a Companhia recebeu prêmios meio ambiente da Câmara de Comércio Brasil Estados Unidos, com o Projeto de Mecanismo de Desenvolvimento Limpo – MDL da Unidade de Co-geração Lages e com o Sistema de Gestão de Resíduos Sólidos do Complexo Termelétrico Jorge Lacerda e, em 2007, recebeu os prêmios "Top Of Quality Ambiental" da Ordem dos Parlamentares do Brasil pela geração de energia com certificação NBR ISO 14001:2004 e o Prêmio Brasil Ambiental do Jornal do Brasil e Gazeta Mercantil com o Projeto Cambona 4, do Consórcio Machadinho.

Outros prêmios recebidos pela Companhia:

- Cidade de Ita - Prêmio Cubo de Plata - Bienal de Arquitetura - Buenos Aires - 1989;
- Prefeitura Municipal de Tubarão - Cidade Azul Ecologia – 1997;
- Resgate Patrimônio Histórico e Cultura - Prêmio Rodrigo de Mello Franco – IPHAN - 1998;
- Gestão Ambiental na UHE Ita - Prêmio Revista Expressão - 2001;
- Complexo Termelétrico Jorge Lacerda – Recuperação de Áreas Degradadas - Troféu Fritz Muller - FATMA – 2002;

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

- Conservação de Recursos Naturais – Usina Passo Fundo - Premio Expressão Ecologia – 2002;
- SNPTEE 2003 – Trabalhos relacionados ao Meio Ambiente – 1º Lugar (Plano de Gestão Ambiental e Sócio-Patrimonial em UHE's) e 3º Lugar (Monitoramento Ictiofauna Rio Uruguai) - 2003;
- 9ª edição do Prêmio Fritz Muller - Parque Fritz Plaumann;
- Prêmio "Empresa Cidadã", da Associação dos Dirigentes de Vendas e Marketing do Brasil (ADVB, seção Santa Catarina), com o projeto "A casa que vem das cinzas", de utilização de cinzas pesadas do Complexo Termelétrico Jorge Lacerda e da Usina Termelétrica Charqueadas para a construção de casas populares. O projeto é fruto de uma parceria com a Universidade Federal de Santa Catarina (UFSC) - 2005; e
- Prêmio Fritz Muller, promovido pela Fundação do Meio Ambiente – FATMA – SC, para o Parque Fritz Plaumann e para a Unidade de Cogeração Lages.

Índice de Sustentabilidade Empresarial – ISE

As ações da Tractebel foram selecionadas para compor o Índice de Sustentabilidade Empresarial (ISE), pelo terceiro ano consecutivo. As 40 ações de 32 empresas participantes da nova carteira, que entrou em vigor no dia 1º de dezembro de 2007 e é válida até 30 de novembro de 2008, foram selecionadas dentre as 62 companhias que responderam o questionário enviado às 137 emissoras das 150 ações mais líquidas da Bovespa.

Criado em 2005, o ISE reflete o retorno de uma carteira composta por ações de empresas comprometidas com práticas de sustentabilidade e que apresentam os melhores desempenhos com relação à eficiência econômica, responsabilidade sócio-ambiental e governança corporativa. À época de sua terceira composição, a carteira totalizava R$ 927 bilhões em valor de mercado - o correspondente a 39,6% da capitalização total da Bovespa - e já se tornou tanto uma referência para o investimento socialmente responsável como um indutor de boas práticas no meio empresarial brasileiro.

Certificações

Em dezembro de 2006, a Tractebel Energia tornou-se a única entre as grandes empresas do setor elétrico a ter 100,0% de seu Parque Gerador certificado segundo as normas NBR ISO 9001 e 14001. Em 2004, 7 de suas usinas (i.e., Complexo Termelétrico Jorge Lacerda – UTLA, UTLB e UTLC e as Hidrelétricas Itá, Passo Fundo, Salto Osório e Salto Santiago) já tinham sido certificadas e, em 2006, foi a vez das outras 6 (i.e., as Usinas Hidrelétricas Machadinho e Cana Brava, e as Termelétricas William Arjona, Charqueadas, Alegrete e Unidade de Co-Geração Lages).

Todas as Usinas foram recomendadas para recertificação em novembro de 2007. A NBR ISO 14001 define os requisitos para estabelecer e operar um sistema de gestão ambiental e a NBR ISO 9001 atesta que a Companhia tem um modelo de gestão que atende às exigências de qualidade dos clientes.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Pesquisa e Desenvolvimento

Parte do orçamento da Diretoria de Produção de Energia é destinada ao Programa Anual de Pesquisa e Desenvolvimento. A Companhia interage com as instituições de ensino e pesquisa das regiões onde atua e incentiva o aprimoramento de jovens cientistas e pesquisadores.

Em 2007, foram apresentados 25 novos projetos, que aguardam a aprovação da ANEEL, e que, juntamente com outras nove iniciativas que já estão em andamento, formam o quadro do programa de P&D do período.

Ao longo do ano, foram investidos aproximadamente R$ 16 milhões em P&D, inclusive projetos voltados ao desenvolvimento de novas tecnologias e materiais para o processo de geração de energia elétrica e para a preservação do meio ambiente, dentre os quais se destacam:

- Pesquisa da ictiofauna dos reservatórios das hidrelétricas Itá e Machadinho;
- Limnologia e ictiologia nos reservatórios de Salto Osório e Salto Santiago;
- Adequação do uso de resíduos de madeira de pequena granulometria para a geração de energia;
- Validação de um sistema de previsão das condições de dispersão de SO_2 para as usinas termelétricas Jorge Lacerda e Charqueadas;
- Programa de avaliação da eficiência de corredores ecológicos na área de entorno dos reservatórios de Salto Osório e Salto Santiago;
- Desenvolvimento de tecnologias para acelerar a restauração da área de preservação permanente do reservatório de Itá; e
- Re-introdução da *Dyckia distachya*, uma espécie de bromélia típica de corredeiras que se encontra na Lista Oficial de Espécies da Flora Brasileira Ameaçadas de Extinção (Portaria IBAMA 037-N, de 03/04/1992), nas áreas de influência dos reservatórios de Itá e Machadinho.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Empregados e Política de Recursos Humanos

Quadro de pessoal

Em 31 de dezembro de 2007, o quadro de empregados da Tractebel Energia era composto por 917 colaboradores, com tempo médio de permanência na Companhia de 15,37 anos, idade média de 40,85 anos. No quadro abaixo, é possível identificar a distribuição dos colaboradores quanto ao (i) sexo, (ii) Estado da Federação em que trabalha, e (iiii) grau de formação em 31 de dezembro de 2005, 2006 e 2007:

	31 de dezembro de					
	2007		2006		2005	
	E*	%	E*	%	E*	%
Sexo						
Masculino	800	86,96	788	87	775	87
Feminino	117	13,04	117	13	118	13
Estado da Federação						
Santa Catarina	626	68	629	70	621	69
Rio Grande do Sul	153	17	151	17	149	17
Paraná	94	10	93	10	93	11
Goiás	31	3	17	1	16	1
Mato Grosso do Sul	9	1	10	1	9	1
São Paulo	4	1	5	1	5	1
Formação						
Universitária	326	36	315	35	321	36
Curso Técnico – 2° Grau	347	38	311	34	310	34
Outros Cursos – 2° Grau	215	23	201	22	184	21
1° Grau Completo	29	3	78	9	78	9

**E = número de empregados*

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

A tabela que se segue indica o número de empregados da Companhia em 31 de dezembro de 2005, 2006 e 2007, bem como sua divisão em funções administrativas e operacionais:

	Em 31 de dezembro de		
	2007	**2006**	**2005**
Número total de empregados	917	905	893
Administrativo	333	311	305
Operacional (usinas)	584	594	588

Renovação do Quadro de Pessoal

A Companhia, com o intuito de renovar seu quadro de pessoal, possui programas de estágios, *trainees* e realiza processos seletivos no mercado externo.

Terceirização de Mão-de-Obra

Baseado em sua Política de Terceirização, a Companhia terceiriza a execução de atividades meio e acessórias, tais como: segurança, vigilância, recepção, limpeza, manutenção predial e manutenção de computadores. Em 31 de dezembro de 2007, a Companhia possui 2.023 funcionários terceirizados, sendo que 782 são de empresas terceirizadas com contratos de longo prazo (maior que 12 meses) e 1.241 de empresas terceirizadas de curto prazo (menor que 12 meses).

De acordo com a Política de Terceirização da Companhia, a contratação de terceiros deve observar os seguintes critérios:

(i) manutenção do foco da empresa nas atividades diretamente vinculadas ao seu negócio;
(ii) ganho de produtividade através da especialização; e
(iii) eliminação da ociosidade interna em atividades sujeitas a sazonabilidade.

Saúde e Segurança

A Companhia tem como política adotar programas de prevenção de riscos de acidentes de trabalho e monitoramento periódico; por meio da encomenda de laudos técnicos externos sobre condições no ambiente de trabalho de seu Parque Gerador. Tais laudos informam a Companhia sobre riscos associados ao trabalho em suas usinas e o tempo de exposição, a intensidade e/ou concentração dos riscos aos quais os empregados estão submetidos, bem como a necessidade do uso de equipamentos de proteção individual ou coletiva.

De acordo com a legislação brasileira, os empregados afastados por acidente do trabalho possuem estabilidade de 12 meses no emprego. Em 31 de dezembro de 2007, a Companhia não possuía empregado afastado por acidente do trabalho.

A Companhia obtém excelentes resultados com suas políticas de prevenção de acidentes de trabalho, tal como aquelas aplicadas no Complexo Termelétrico Jorge Lacerda e na Unidade de Co-Geração Lages, por exemplo.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

A tabela abaixo apresenta dados relativos aos acidentes de trabalho ocorridos no Parque Gerador da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2005, 2006 e 2007:

	Exercício Social Encerrado em 31 de dezembro de		
	2005	**2006**	**2007**
Número total de empregados	885	903	917
Número de acidentes de trabalho	1	2	3
Percentual de empregados acidentados (%)	0,11	0,22	0,32

Participação nos Resultados

No exercício social encerrado em 31 de dezembro de 2007 foram distribuídos aos empregados da Companhia R$ 13 milhões como participação nos lucros do ano de 2006. A distribuição foi proporcional à remuneração de cada colaborador e considerou o resultado de avaliações individuais de desempenho dos empregados.

Participação Acionária

Dos 917 empregados da Companhia em 31 de dezembro de 2007, 857 haviam aderido ao SPRING – 2007 - programa de compra facilitada de ações do Grupo Suez. O programa é direcionado exclusivamente aos colaboradores e é oferecido a cada 2 (dois) anos, com o propósito de estimular a coesão e o senso de pertencer ao Grupo Suez, ao mesmo tempo em que permite que os empregados se beneficiem diretamente com os resultados da Companhia.

Plano de Previdência Privada

A Tractebel Energia é patrocinadora da Fundação PREVIG – Sociedade de Previdência Complementar, através da qual oferece a seus empregados a oportunidade de possuir um plano de previdência privada complementar ao oferecido pelo Governo.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Responsabilidade Social

A Tractebel Energia reconhece a magnitude de sua responsabilidade social e considera o envolvimento comunitário fundamental ao sucesso de seu negócio.

A busca por uma melhor qualidade de vida para empregados e comunidades localizadas no entorno de seus empreendimentos é um compromisso assumido pela Tractebel Energia, de forma que o processo de integração contempla e beneficia diversas instituições como hospitais, creches e entidades filantrópicas.

Desde 1998, a Tractebel Energia mantém programas de patrocínios e doações para entidades das comunidades em que está inserida. As ações têm sempre como foco as crianças em desvantagem social, a educação, a cultura e o meio ambiente. Com uma postura ampla, a Companhia participa de eventos comunitários, de parcerias com prefeituras e de ações de patrocínio nas atividades culturais e assistenciais.

O Exemplo de Cana Brava

A Companhia está participando do Fundo de Desenvolvimento Regional, para a área de abrangência das Usinas Hidrelétricas Cana Brava e Serra da Mesa, no Estado de Goiás. Coordenada pelo Ministério de Minas e Energia (MME), a iniciativa é inédita no setor elétrico brasileiro e conta com recursos da Tractebel Energia, da Furnas Centrais Elétricas, da CPFL Geração, do Banco Interamericano de Desenvolvimento (BID) e do Serviço de Apoio às Micro e Pequenas Empresas - SEBRAE (regional de Goiânia), e com a participação do Movimento dos Atingidos por Barragens - MAB e SEBRAE (nacional). O Fundo prevê um plano de trabalho de 42 meses e a destinação de R$ 5,0 milhões para ações de geração de emprego e renda.

Como fatos relevantes, citam-se as reuniões informativas ocorridas nos dias 19 e 20 de setembro de 2007, nos municípios goianos de Uruaçu e Minaçu, onde foram expostas as ações previstas para a região do entorno das Usinas Hidrelétricas Cana Brava e Serra da Mesa. As reuniões tiveram a participação de representantes das comunidades atingidas, prefeitos, vereadores e demais autoridades públicas municipais e estaduais. Durante o encontro, foram discutidas as formas de participação das prefeituras como parceiras na execução das ações de suporte técnico e financeiro para agricultura, piscicultura, produção leiteira, extrativismo mineral, além de implantação de telecentros (centros de informática para população carente).

Para identificar as principais necessidades das famílias foi realizado um diagnóstico social na região, sendo apontada à falta de moradia como uma das principais carências. O MME intermediou com o Ministério das Cidades o encaminhamento das necessidades e cogitou a possibilidade de os municípios terem acesso a recursos do Fundo Nacional de Habitação de Interesse Social (FNHIS), criado em 2005, para melhorar as condições de moradia, contando com a parceria das prefeituras na disponibilização de terrenos para a construção de casas e participação nos projetos de geração de renda e emprego para aquelas famílias.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Com a coordenação da Unidade de Projetos Multissetoriais do SEBRAE/GO, nos meses de novembro e dezembro de 2007, foi iniciada a instalação de três unidades físicas em municípios estratégicos da região (Minaçu, Uruaçu e Cavalcante), para desenvolvimento dos projetos de capacitação para o empreendedorismo, tendo como prioritárias aquelas comunidades identificadas e consideradas vulneráveis pelo diagnóstico social.

Ações de Responsabilidade Sócio-ambiental

Em 2007, foi instituído o Comitê da Sustentabilidade, coordenado pela Diretoria Administrativa, que possui entre suas atribuições a consolidação da imagem da Tractebel como uma empresa transparente e sustentável, através de ações que busquem a melhoria ambiental e social em sua área de influência. Atualmente, a Tractebel possui três programas de atuação em questões sociais, ambientais e culturais:

- **Programa Tractebel Energia de Responsabilidade Social**, com foco na melhoria na qualidade de vida de crianças de comunidades carentes, na área de atuação da Companhia. Em 2007, foram aplicados mais de R$ 2,2 milhões neste programa. São exemplos de apoio: Programa Junior Achievement (Florianópolis, Santa Catarina), cujo objetivo é desenvolver o espírito empreendedor entre jovens do ensino fundamental, e realização do Congresso Sul-Brasileiro dos Conselhos Tutelares e Municipais dos Direitos da Criança e do Adolescente.

- **Programa Tractebel Energia de Melhoria Ambiental**, com foco na educação ambiental, recuperação de áreas degradadas e reflorestamento nos locais onde a Tractebel possui empreendimentos. Em 2007, destacamos o plantio de mais de 290 mil árvores nativas em áreas da Companhia ou adjacentes.

- **Programa Tractebel Energia de Desenvolvimento Cultural**, com foco no desenvolvimento cultural das comunidades onde a Companhia está situada. Em 2007, foram aplicados mais de R$ 1,6 milhão. Um exemplo de apoio é o Projeto Orquestra Escola (Florianópolis, Santa Catarina), de formação musical, para mais de 80 crianças e adolescentes de comunidades carentes, em parceria com a Fundação de Cultura Franklin Cascaes.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

PRIMEIRO PROGRAMA DE DISTRIBUIÇÃO PÚBLICA DE DEBÊNTURES

Em 15 de março de 2007, o Conselho de Administração da Companhia aprovou por unanimidade o Programa de Distribuição de Valores Mobiliários no montante de R$ 1,5 bilhões com emissão, numa primeira etapa, de Debêntures correspondentes ao valor de R$ 350 milhões.

Em 21 de março de 2007, o Conselho de Administração da Companhia, re-ratificou o primeiro programa de distribuição pública de debêntures da Companhia e o seu arquivamento junto à Comissão de Valores Mobiliários (CVM), nos termos da Instrução CVM nº 400, de 29 de dezembro de 2003, o qual permitirá à Companhia realizar ofertas públicas de debêntures, observadas as características e condições do Programa de Distribuição, bem como as disposições previstas na regulamentação aplicável.

O Programa de Distribuição arquivado na CVM tem as seguintes características:

- Valor Total do Programa de Distribuição: R$ 1,5 bilhões;
- Prazo de Duração do Programa de Distribuição: 2 (dois) anos contados da data do arquivamento do Programa de Distribuição perante a CVM;
- Valores Mobiliários a serem ofertados no âmbito do Programa de Distribuição: debêntures simples, não conversíveis em ações de emissão da Companhia, da espécie subordinada ou quirografária ou com garantia real ou flutuante, de emissão da Companhia. As demais características das debêntures a serem emitidas pela Companhia no âmbito do Programa de Distribuição, bem como os termos e condições de cada oferta pública de debêntures, serão definidos pela Companhia à época da realização de cada oferta pública de debêntures no âmbito do Programa de Distribuição.

Na mesma reunião foi aprovada a realização da 2ª emissão de debêntures simples, não conversíveis em ações de emissão da Companhia, da espécie sem garantia e sem preferência, sendo esta emissão de debêntures da Companhia para distribuição pública no âmbito do Primeiro Programa de Distribuição, no valor total de R$ 350 milhões.

Em 18 de junho de 2007 foram disponibilizados o prospecto definitivo e o suplemento do prospecto definitivo do Primeiro Programa de Distribuição Pública de Debêntures. Em 19 de junho de 2007, foi obtido o registro do programa junto à CVM, sob o nº CVM/SER/PRO/2007/003.

Em 20 de junho de 2007, foi publicado o aviso de início de da Distribuição Pública da 2ª emissão de Debêntures da Companhia, sendo que o aviso de encerramento ocorreu em 25 de junho de 2007. As principais características dessa emissão constam do quadro 08 deste IAN.

RATINGS

A Tractebel é avaliada periodicamente por duas agências de classificação de risco: a Standard & Poor's e a FitchRatings. A classificação atribuída por essas agências atesta a solidez e a transparência da Companhia.

Em 2007, a Standard & Poor's atribuiu *upgrade* ao *rating* da Companhia, passando de brA+ para brAA estável na Escala Nacional Brasil e brAA às 1ª e 2ª emissões de debêntures da Companhia na mesma escala. A FitchRatings, por sua vez, concedeu para a Companhia e para a 1ª e 2ª emissões de debêntures *rating* Nacional de Longo Prazo AA(bra) estável.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO.

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 31/03/2008

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	448.512.625	68,71	-	-	448.512.625	68,71
Administradores						
Conselho de Administração	355.802	0,06	-	-	355.802	0,06
Diretoria	24.929	-	-	-	24.929	-
Conselho Fiscal	-	-	-	-	-	-
Outros Acionistas	203.848.836	31,23	-	-	203.848.836	31,23
Total	652.742.192	**100,00**	-	-	652.742.192	**100,00**
Ações em Circulação	203.848.836	31,23	-	-	203.848.836	31,23

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 31/03/2008

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	448.512.625	68,71	-	-	448.512.625	68,71
Administradores						
Conselho de Administração	266.802	0,04	-	-	266.802	0,04
Diretoria	24.929	-	-	-	24.929	-
Conselho Fiscal	-	-	-	-	-	-
Outros Acionistas	203.937.836	31,25	-	-	203.937.836	31,25
Total	652.742.192	**100,00**	-	-	652.742.192	**100,00**
Ações em Circulação	203.937.836	31,25	-	-	203.937.836	31,25

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

Formador de Mercado ("Market Maker")

A Companhia, em 05 de julho de 2007, comunicou através de Fato Relevante que, em atendimento às disposições da Instrução CVM nº 358, de 03 de janeiro de 2002, de acordo com o disposto na Instrução CVM nº 384, de 17 de março de 2003, contratou o BANCO UBS PACTUAL S.A., sociedade anônima com sede na Praia de Botafogo, nº 501, 5º e 6º andares, Rio de Janeiro, RJ, inscrita no CNPJ/MF sob o nº 30.306.294/0001-45, para exercer a função de formador de mercado de suas ações ordinárias (TBLE3) no âmbito da BOVESPA (Market Maker), até a data de 1º de setembro de 2008, prorrogável apenas por manifestação expressa das partes, com o objetivo de fomentar a liquidez das referidas ações.

3ª Emissão de Notas Promissórias da Companhia

Em reunião realizada no dia 22 de abril de 2008, o Conselho de Administração da Companhia aprovou a realização da terceira emissão de notas promissórias comerciais da Companhia, no valor de até R$ 400.000.000,00 (quatrocentos milhões de reais) em série única, para distribuição pública, que terão as seguintes características e condições:

(i) **Valor Total de Emissão:** o valor total de emissão será de até R$ 400.000.000,00 (quatrocentos milhões de reais);

(ii) **Número de Séries:** a Emissão será realizada em série única;

(iii) **Quantidade de Notas Promissórias:** serão emitidas até 40 (quarenta) Notas Promissórias;

(iv) **Valor Nominal Unitário:** as Notas Promissórias terão valor nominal unitário de R$ 10.000.000,00 (dez milhões de reais) na data de sua efetiva subscrição e integralização ("Valor Nominal Unitário");

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

(v) **Data de Emissão:** para todos os fins e efeitos, a data de emissão das Notas Promissórias será a data em que ocorrer a primeira subscrição e integralização de Notas Promissórias ("Data de Emissão");

(vi) **Forma:** as Notas Promissórias serão emitidas fisicamente e ficarão depositadas em instituição habilitada à prestação de serviços de custódia;

(vii) **Prazo e Vencimento:** as Notas Promissórias terão prazo de 360 (trezentos e sessenta) dias contados da Data de Emissão, sendo que será considerado o 360º dia como a data de vencimento ("Data de Vencimento"), ocasião em que a Companhia obriga-se a proceder ao resgate das Notas Promissórias em circulação, mediante o pagamento do Valor Nominal Unitário acrescido da Remuneração (conforme definido a seguir);

(viii) **Local de Negociação e de Pagamento:** as Notas Promissórias serão registradas para negociação no mercado de balcão organizado, junto ao Sistema de Nota Promissória ("NOTA"), operacionalizado pela Câmara de Custódia e Liquidação – CETIP ("CETIP"), sendo que os pagamentos referentes às Notas Promissórias serão realizados em conformidade com os procedimentos da CETIP, para as Notas Promissórias registradas no NOTA ou, para os titulares das Notas Promissórias que não estiverem vinculadas ao referido sistema, na sede da Companhia;

(ix) **Remuneração:** as Notas Promissórias farão jus a remuneração equivalente à acumulação de 103,50% (cento e três inteiros e cinqüenta centésimos por cento) das taxas médias diárias dos Depósitos Interfinanceiros de um dia, *over extra grupo*, denominada "Taxa DI *Over Extra* Grupo", expressa na forma percentual ao ano, base 252 (duzentos e cinqüenta e dois) dias úteis, calculada e divulgada diariamente pela CETIP, no informativo diário disponível em sua página na internet (http://www.cetip.com.br) ("Taxa DI" e "Remuneração", respectivamente), calculada de forma exponencial e cumulativa, *pro rata temporis* por dias úteis decorridos, incidentes sobre o Valor Nominal Unitário desde a Data de Emissão até a Data de Vencimento;

(x) **Atualização Monetária:** o Valor Nominal Unitário das Notas Promissórias não será atualizado;

(xi) **Repactuação Programada:** não haverá repactuação programada;

(xii) **Garantias:** as Notas Promissórias não farão jus a nenhum tipo de garantia;

(xiii) **Comprovação de Limites:** a Emissão não necessita observar os limites previstos nos artigos 3º e 4º da Instrução CVM n.º 134, de 1 de novembro de 1990, conforme alterada ("Instrução CVM n.º 134/90"), nos termos da dispensa prevista no artigo 1º, inciso III, da Instrução CVM n.º 155, de 7 de agosto de 1991, conforme alterada;

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

(xiv) **Resgate Antecipado:** as Notas Promissórias poderão ser resgatas antecipadamente pela Companhia a qualquer tempo a partir da Data de Emissão, nos termos do parágrafo segundo, do artigo 7º, da Instrução CVM n.º 134/90 e de acordo com os seguintes procedimentos: (i) mediante deliberação do Conselho de Administração da Companhia e comunicação aos titulares de Notas Promissórias ou ao agente de notas ("Agente de Notas"), caso seja contratado, com antecedência mínima de 5 (cinco) dias úteis da data de resgate antecipado, informando a data, o local e o procedimento para realização de resgate antecipado, sendo que caso o Agente de Notas seja contratado, o mesmo terá até 2 (dois) dias úteis a contar da data de recebimento de referida comunicação, para encaminhar a mesma aos titulares das Notas Promissórias; (ii) o resgate antecipado, total ou parcial, será realizado mediante o pagamento do Valor Nominal Unitário das Notas Promissórias acrescido da Remuneração, calculada *pro rata temporis* desde a Data de Emissão até a data do efetivo resgate, acrescido de prêmio de 0,28% (vinte e oito centésimos por cento) incidente sobre o saldo devedor atualizado das Notas Promissórias a ser pago aos titulares das Notas Promissórias; e (iii) na hipótese de resgate antecipado parcial, será adotado o critério de sorteio, que será realizado com base no número de cada Nota Promissória, nos termos do parágrafo primeiro, do artigo 55, da Lei n.º 6.404, de 15 de dezembro de 1976, conforme alterada;

(xv) **Vencimento Antecipado:** os titulares das Notas Promissórias, individualmente ou em conjunto, ou o Agente de Notas, caso seja contratado, poderão declarar antecipadamente vencidas todas as obrigações relativas às Notas Promissórias e exigir o imediato pagamento, pela Companhia, do Valor Nominal Unitário das Notas Promissórias em circulação, acrescido da Remuneração, calculada *pro rata temporis* desde a Data de Emissão até a data do seu efetivo pagamento, na ocorrência das seguintes hipóteses: (a) pedido de auto-falência ou de falência não elidido no prazo legal, decretação de falência, pedido de recuperação judicial ou extrajudicial, ou qualquer procedimento análogo que venha a ser criado por lei, da Companhia; (b) falta de pagamento, pela Companhia, de quaisquer valores devidos aos titulares de Notas Promissórias, não sanada em 2 (dois) dias corridos contados da data em que era devido; (c) liquidação, dissolução ou extinção da Companhia; (d) não cumprimento, pela Companhia, de qualquer obrigação não pecuniária prevista na cártula das Notas Promissórias ("Cártula"), não sanada no prazo de 30 (trinta) dias corridos contados do aviso por escrito que lhe for enviado diretamente pelos titulares das Notas Promissórias, individualmente ou em conjunto, ou pelo Agente de Notas, caso seja contratado; (e) protesto de títulos no valor unitário ou agregado, de, no mínimo, R$ 40.000.000,00 (quarenta milhões de reais), por cujo pagamento a Companhia seja responsável, ainda que na condição de garantidora, não sanado no prazo de 5 (cinco) dias corridos; (f) vencimento antecipado de qualquer dívida financeira da Companhia no montante individual ou agregado, de, no mínimo, R$ 40.000.000,00 (quarenta milhões de reais); (g) inadimplemento, em sua respectiva data de vencimento ou após decorrido qualquer prazo de cura ali previsto, no pagamento de qualquer dívida da Companhia no montante individual ou agregado, de, no mínimo, R$ 40.000.000,00 (quarenta milhões de reais); (h) cisão, fusão ou ainda, incorporação da Companhia por outra sociedade, salvo se (i) tal alteração societária for aprovada por titulares de Notas Promissórias representando a

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

maioria das Notas Promissórias em circulação; ou (ii) se for garantido o direito de resgate aos titulares de Notas Promissórias que não concordarem com referida cisão, fusão ou incorporação, a ser exercido no prazo de 6 (seis) meses contados da data de publicação da ata da assembléia geral da Companhia em que se deliberou tal cisão, fusão ou incorporação; (i) caso o controle acionário da Companhia, de forma direta e/ou indireta, deixe de ser da (i) Suez-Tractebel Société Anonyme, sociedade anônima, organizada e existente de acordo com as Leis da Bélgica, com sede em Bruxelas, Bélgica; ou (ii) de outra sociedade que venha a sucedê-la a qualquer título no âmbito de processo de fusão ou reestruturação societária entre a Suez-Tractebel Société Anonyme e outras empresas atuantes no mercado de atuação da Suez-Tractebel Société Anonyme; (j) no caso de alienação, inoperância ou paralisação prolongada ou qualquer outra forma de disposição, pela Companhia, de ativos permanentes que representem, de forma individual ou agregada, 25% (vinte e cinco por cento) da capacidade de geração de energia elétrica da Companhia, tomando-se por base a capacidade instalada da Companhia na Data de Emissão e que comprovadamente afete a capacidade econômico-financeira da Companhia; (l) intervenção ou perda da concessão/autorização da Companhia, conforme o caso, para explorar atividades relacionadas à geração de energia; (m) transformação da Companhia em sociedade limitada, nos termos dos artigos 220 a 222 da Lei das Sociedades por Ações; (n) redução do capital social da Companhia, exceto se previamente autorizado pelos titulares de Notas Promissórias representando a maioria das Notas Promissórias em circulação reunidos em assembléia dos titulares de Notas Promissórias; (o) pagamento de dividendos, juros sobre capital próprio ou qualquer outra participação no lucro prevista no Estatuto Social da Companhia, ressalvado o pagamento do dividendo mínimo obrigatório previsto no artigo 202 da Lei das Sociedades por Ações, se a Companhia estiver em mora com as suas obrigações pecuniárias relativas às Notas Promissórias; (p) não observância, pela Companhia, enquanto houver Notas Promissórias em circulação, dos índices e limites financeiros a serem estabelecidos na Cártula e no contrato de coordenação de distribuição pública a ser celebrado com as instituições financeiras autorizadas a operar no mercado de capitais com o objetivo de que estas sejam responsáveis pela coordenação e intermediação da distribuição pública das Notas Promissórias; e

(xvi) **Delegação de Poderes à Diretoria da Companhia:** autorizou a Diretoria da Companhia, observadas as disposições legais e o disposto no Estatuto Social da Companhia, a praticar todos e quaisquer atos necessários à Emissão e à Oferta, especialmente ao que se refere à contratação de uma ou mais instituições financeiras autorizadas a operar no mercado de capitais para serem responsáveis pela coordenação e intermediação da distribuição pública das Notas Promissórias, bem como contratar, conforme se faça necessário, instituições financeiras autorizadas a prestar os serviços de custódia, liquidação, emissão de certificados, agente pagador, agente de notas, conforme o caso, bem como de quaisquer outros prestadores de serviços relacionados à Emissão e/ou à Oferta, conforme se faça necessário.

14.05 - PROJETOS DE INVESTIMENTO

Novos Projetos

A Companhia regularmente avalia oportunidades, implementa e opera projetos relativos a usinas hidrelétricas, termelétricas e unidades de co-geração tendo demonstrado sua competência nos projetos das UHEs Itá e Machadinho, na UTE William Arjona e UTE de co-geração Lages.

No caso da UHE Cana Brava, o projeto foi desenvolvido pelo Grupo Suez, através da CEM, ainda antes da privatização da Companhia. Após o alcance de determinados marcos, a CEM foi transferida e, posteriormente, incorporada pela Companhia.

A partir de então, a Companhia e o Acionista Controlador adotam estratégia que contempla, para grandes projetos hidrelétricos, a segregação entre o desenvolvimento do projeto e a sua efetiva implementação e operação. Durante a fase de licitação, obtenção da concessão, autorizações regulatórias e negociação de contratos (incluindo contratos de venda de energia, contratos de construção e contratos de financiamentos), até o início da construção do projeto, o detentor e gestor do mesmo é o acionista controlador da Companhia. Após esta primeira fase o projeto é transferido para a Companhia.

Com isso, o projeto é desenvolvido fora da Companhia, não acarretando para a mesma riscos com o seu desenvolvimento. Outro benefício desta estratégia é o grande *know-how* do Grupo Suez em relação ao desenvolvimento desta espécie de projetos. No momento da transferência para a Companhia, o projeto é avaliado por uma instituição financeira independente e transferido em condições de mercado.

Em 2007, a SUEZ Energy South America Participações Ltda. (SESA) transferiu o controle acionário da Companhia Energética São Salvador (CESS) para a Tractebel Energia, que passa a ser a titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada.

O preço pago pela Tractebel à SESA foi de R$ 304,0 milhões à vista e em moeda corrente nacional, valor esse que será acrescido de R$ 18,0 milhões, caso ocorra a concatenação entre a data do início dos pagamentos relativos ao Uso do Bem Público (UBP) e o início do fornecimento de energia elétrica originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica no Ambiente Regulado (CCEARs).

Em outubro de 2006, a CESS comercializou essa energia no 3º Leilão de Energia Nova com empresas distribuidoras que participam do Ambiente de Contratação Regulada (ACR), por um período de 30 anos, que se iniciará em janeiro de 2011.

Ainda em outubro, a CESS entregou ao consórcio construtor a ordem de serviço para início efetivo das obras do empreendimento. A entrada em operação comercial dessa usina está prevista para o primeiro trimestre de 2009.

O projeto de construção da Usina Hidrelétrica Estreito, no Rio Tocantins, na divisa dos Estados de Tocantins e Maranhão, um dos maiores projetos de geração do Brasil que terá capacidade instalada de 1.087 MW, é controlado pelo Consórcio Estreito, formado pela SESA, que detém 40,1%; Companhia Vale do Rio Doce, com 30,0%; Alcoa Alumínio, com 25,5% e Camargo Corrêa Energia, com 4,4%.

14.05 - PROJETOS DE INVESTIMENTO

No leilão de energia nova, ocorrido em 16 de outubro de 2007, a SESA vendeu 256 MW médios desse aproveitamento hidrelétrico a um preço de R$ 126,57/MWh, a partir de 2012. A execução da obra encontra-se dentro do cronograma e a transferência do projeto para a Tractebel Energia está prevista para o primeiro semestre de 2008.

A aquisição da UHE Ponte de Pedra, concluída em 29 de abril de 2008, reafirmou a intenção da Tractebel Energia de manter a posição de maior geradora privada de energia elétrica do Brasil, operando um parque gerador de 7.153 MW, composto por 14 usinas (sete hidrelétricas e sete termelétricas), das quais 12 pertencem integralmente à Companhia e duas (as hidrelétricas Itá e Machadinho) são exploradas por meio de consórcios com outras empresas. A aquisição da UHE Ponte de Pedra foi efetuada através de sua controlada Energia América do Sul Ltda.

A UTE Ponte de Pedra está situada no Rio Correntes, entre os municípios de Sonora (MS) e Itiquira (MT) e possui 03 unidades geradoras, contando como uma capacidade instalada de 176 MW. A energia assegurada da usina é de 131,6 MW e está vendida até 2025 através de um contrato de 20 anos com a Companhia Energética de Minas Gerais (CEMIG).

Um novo projeto de 340 MW está sendo desenvolvido para fornecer energia para o Brasil ou Uruguai a partir de 2012. Trata-se de uma usina a carvão que será mantida através da reserva de Candiota, localizada na Região Sul do Brasil, que oferece carvão em abundância e ao menor preço por BTU no País.

Para acelerar o desenvolvimento da usina, foi adquirido o controle da Seival Participações S.A. que detém 99,99% das quotas do capital da UTE Seival Ltda., detentora dos direitos de um projeto termelétrico de até 540 MW na região. O investimento total aproximado desse projeto, incluindo linha de transmissão, é de US$ 850,0 milhões. A aquisição foi efetuada através de sua controlada Delta Energética S.A.

Lagoa Formosa Bioenergética Ltda.

A Tractebel Energia participou do 1° leilão de fontes alternativas de energia, realizado pela ANEEL em 18 de junho de 2007, tendo vendido energia a ser gerada pela Usina Co-geração São João, um empreendimento à biomassa de cana-de-açúcar em consórcio com a empresa Dedini Açúcar e Álcool Ltda, pertencente ao Grupo Dedini Agro, em São João da Boa Vista, no Estado de São Paulo, com capacidade instalada de 70 MW.

Em agosto de 2007 a Dedini comunicou a transferência de seu controle acionário para a Abengoa Bioenergia, e concomitantemente a rescisão do contrato de parceria para a construção e operação da Usina Co-geração São João. O valor da multa rescisória está sendo discutido pela via judicial e a Dedini ficou com o compromisso da implantação da usina e entrega da energia.

Outros Projetos

A Companhia estuda novas oportunidades de investimento, entre as quais a participação nos leilões de energia de reserva e energia nova competindo por empreendimentos hidrelétricos e de biomassa selecionados, em parceria com relevantes grupos sucro-alcooleiros atuantes no sudeste do Brasil.

14.05 - PROJETOS DE INVESTIMENTO

Além disso, seguindo as diretrizes de sustentabilidade do grupo Suez, a Companhia estuda incrementar a participação de energias alternativas em seu portfolio, através da viabilização de novos projetos de geração elétrica com base em biomassa, gases residuais e energia eólica, bem como a viabilidade de investimento em uma usina a carvão dedicada à exportação firme de energia elétrica.

15.01 - PROBLEMAS AMBIENTAIS

Aspectos Ambientais

Responsabilidade Ambiental

As violações à legislação ambiental podem caracterizar crime ambiental, atingindo tanto os administradores, que podem até ser presos, como a própria pessoa jurídica da Companhia. Podem, ainda, acarretar penalidades administrativas, como multas de até R$ 50 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência) e suspensão temporária ou definitiva de atividades. Ressalte-se que tais sanções serão aplicadas independentemente da obrigação de reparar a degradação causada ao meio ambiente e a terceiros afetados.

Na esfera civil, os danos ambientais implicam responsabilidade solidária e objetiva, direta e indireta. Isso significa que a obrigação de reparar a degradação causada poderá afetar a todos os direta ou indiretamente envolvidos, independentemente da comprovação de culpa dos agentes. Como conseqüência, a contratação de terceiros para proceder a qualquer intervenção nas operações da Companhia, como a disposição final de resíduos, não exime a responsabilidade da contratante por eventuais danos ambientais causados pela contratada.

Licenciamento Ambiental

A Política Nacional do Meio Ambiente determina que o regular funcionamento de atividades consideradas efetiva ou potencialmente poluidoras, ou que, de qualquer forma, causem degradação do meio ambiente, está condicionado ao prévio licenciamento ambiental. Este procedimento é necessário tanto para a instalação inicial e operação do empreendimento quanto para as ampliações nele procedidas, sendo que as licenças emitidas precisam ser renovadas periodicamente. O licenciamento ambiental de atividades cujos impactos ambientais são considerados significativos está sujeito ao Estudo de Impacto Ambiental e seu respectivo Relatório de Impacto Ambiental (EIA/RIMA), assim como à implementação de medidas de compensação ambiental (recursos destinados à implantação e manutenção de unidades de conservação, no montante de, pelo menos, 0,5% do custo total previsto para a implantação do empreendimento).

Para os empreendimentos de impacto ambiental regional ou realizados em áreas de interesse ou domínio da União, a competência para licenciar é atribuída ao Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA). Com exceção dos casos em que o licenciamento ambiental está sujeito à competência do IBAMA, os órgãos estaduais de meio ambiente como o Instituto Ambiental do Paraná (IAP), no Estado do Paraná, a Fundação do Meio Ambiente (FATMA), no Estado de Santa Catarina, a Fundação Estadual de Proteção Ambiental (FEPAM), no Estado do Rio Grande do Sul, o Instituto de Meio Ambiente de Mato Grosso do Sul (IMASUL), no Estado do Mato Grosso do Sul, e a Agência Goiana do Meio Ambiente (AGMA), no Estado de Goiás, são competentes para a análise das atividades e emissão de licenças ambientais, bem como para a imposição de condições, restrições e medidas de controle e fiscalização pertinentes.

O processo de licenciamento ambiental compreende, basicamente, a emissão de três licenças, todas com prazos determinados de validade: Licença Prévia, Licença de Instalação e Licença de Operação. Cada uma dessas licenças é emitida conforme a fase em que se encontra o empreendimento e a manutenção de sua validade depende do cumprimento das condicionantes que forem estabelecidas pelo órgão ambiental licenciador.

15.01 - PROBLEMAS AMBIENTAIS

Antes da licitação para obtenção da outorga de concessão para aproveitamento de potenciais hidráulicos, a ANEEL deve providenciar, por meio da EPE, a realização dos estudos ambientais exigidos e a obtenção da respectiva licença prévia para o empreendimento. A ausência de licença ambiental, independentemente da atividade estar ou não causando danos efetivos ao meio ambiente, consiste em crime ambiental além de sujeitar o infrator a penalidades administrativas tais como multas que, no âmbito federal, podem chegar a R$ 10 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência), e interdição de atividades.

As demoras ou indeferimentos, por parte dos órgãos ambientais licenciadores, na emissão ou renovação dessas licenças, assim como a eventual impossibilidade da Companhia de atender às exigências estabelecidas por tais órgãos ambientais no curso do processo de licenciamento ambiental, poderão prejudicar, ou mesmo impedir, conforme o caso, a instalação ou operação dos empreendimentos da Companhia.

Gestão Ambiental

A Companhia possui Política e programas específicos para o gerenciamento ambiental de suas usinas hidrelétricas e termelétricas e patrocina pesquisas para minimizar os impactos das suas atividades, controlar a geração e destinação final de resíduos, conservar os recursos naturais, recuperar áreas degradadas e proporcionar benefícios às populações que vivem nas áreas de influência das suas usinas. A educação ambiental é uma aliada permanente dos projetos da Companhia, que também participa dos comitês de bacias hidrográficas formados nas suas áreas de atuação.

Nas suas usinas termelétricas, a Companhia adota um grande conjunto de atividades de monitoramento da qualidade do ar e das águas, bem como procedimentos técnicos de controle de emissões, como o sistema de retenção de partículas suspensas, por meio de precipitadores eletrostáticos, controle de enxofre no combustível para evitar a formação de dióxido de enxofre, o reaproveitamento de resíduos (100,0% das cinzas leves resultantes da combustão do carvão nas usinas termelétricas da Companhia é utilizado na produção de cimento) e o depósito de cinzas pesadas em aterros, em áreas de mineração, ou de depósitos de rejeitos do beneficiamento de carvão para auxiliar na recuperação ambiental dessas áreas.

No caso da produção de energia hidrelétrica, a Companhia possui vários programas ambientais, os quais incluem, dentre outras iniciativas, o monitoramento da qualidade das águas superficiais e sub-superficiais, ictiofauna (monitoramento e pesquisa), controle de macrófitas, taludes marginais, climatologia, recuperação e formação da faixa ciliar e a vigilância ambiental e sócio-patrimonial dos reservatórios e entorno dos mesmos.

A companhia não é signatária de nenhum acordo, tratado ou compromisso de condutas de proteção ambiental internacional. No entanto, a Companhia adota determinações do Grupo Suez com relação à referidas condutas.

Situação do Licenciamento Ambiental dos Empreendimentos operados pela Companhia

A Companhia possui todas as licenças exigidas pelos órgãos ambientais estaduais e federais competentes para licenciar as atividades desempenhadas no âmbito do seu Parque Gerador, sejam aquelas relacionadas à geração hidrelétrica e à geração termelétrica.

15.01 - PROBLEMAS AMBIENTAIS

O quadro abaixo traz informações relativas ao licenciamento ambiental do Parque Gerador da Companhia:

Situação do Licenciamento Ambiental **USINAS TERMELÉTRICAS**		
UTE Jorge Lacerda A, B e C	em operação	LAO FATMA nº 01/2008 – UTLA; LAO FATMA nº 02/2008 – UTLB; e LAO FATMA nº 03/2008 – UTLC. Renovadas em 07/01/2008, com validade de 48 meses (até 07/01/2012).
Terminal de Carvão Mineral Energético (UTE Jorge Lacerda)	em operação	LAO FATMA nº 0328/2007, de 02/07/2007, com validade de 48 meses (até 02/07/2011).
UTE Alegrete	em operação	LO 3696/2005-DL FEPAM, de 28/07/2005, com validade até 14/12/2008.
UTE Charqueadas	em operação	LO 7334/2003-DL FEPAM, de 24/11/2003, com validade até 23/08/2005. Incluída na LI 058/2004-DL FEPAM, de 19/01/2004, referente a UTE Jacuí. Renovação da LO requerida em abril/2005 (CE UTCH 004/2005, de 20/04/2005). Portaria DRH nº 178/2007 (Departamento de Recursos Hídricos da Sec. do Meio Ambiente-RS), de 05/02/2007 - Autorização para captação de água superficial no Rio Jacuí, para a UTCH.
UTE William Arjona	em operação	LO IMASUL 017/2008 de 07/04/2008 com validade pelo período de 05 anos (até 05/03/2013).
Unidade de Co-geração Lages	em operação	LAO FATMA CODAM-PS/014/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para UCLA. LAO FATMA CODAM-PS/026/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para Caldeira de Reserva (Backup). LAP FATMA nº 091/2006 CPS, de 21/12/2006, para Poço Tubular Profundo para Captação de Água para a UCLA, com validade de 12 meses (até 21/12/2007) e com dispensa de LAI, Requerida a LAO em 25/01/2008 (Publicação Legal – CE AMA-0001/2008). LAO FATMA nº 1057/CODAM/LGS/2007, de 04/12/2007, com validade de 48 meses (até 04/12/2011), para a Unidade de Secagem de Madeiras a Vapor. LAO FATMA nº 1058/CODAM/LGS/2007, de 29/11/2007, com validade de 48 meses (até 29/11/2011), para Captação, Adução e Tratamento de Água para Abastecimento Industrial.
UTE Seival	em análise	Renovação da LP IBAMA nº 114/2001, de 12/04/2006, com validade de 1 ano (até 12/04/2007). LI requerida ao IBAMA em fevereiro/2007 (PR-RIO-015/2007, de 14/02/2007).
LT 230 kV (UTE Seival)	em análise	Licença Prévia para a LT 230 kV Candiota-Uruguai, interligando os municípios de Candiota-RS e Pedras Altas-RS, requerida ao IBAMA em 21/12/2007 (CE DDN-0043/2007).

* O IMAP (Instituto de Meio Ambiente Pantanal), órgão responsável pelo licenciamento ambiental no Estado do Mato Grosso do Sul, atualmente é denominado IMASUL (Instituto de Meio Ambiente de Mato Grosso do Sul).

15.01 - PROBLEMAS AMBIENTAIS

		Situação do Licenciamento Ambiental USINAS HIDRELÉTRICAS
UHE Salto Osório	em operação	LO 08315 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Aguardando analise pelo IAP. Realizada, em 27/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório. LP 12388 IAP, de 18/10/2006, com validade até 18/10/2007, para Estação de Tratamento de Esgoto Sanitário da Vila Residencial da UHSO. Requerida a LI em novembro/2006 (CE UHSO-0015/2006, de 28/11/2006).
UHE Passo Fundo	em operação	LO 5853/2003-DL FEPAM, de 31/10/2003, com validade até 17/08/2007. Renovação requerida em abril/2007 (CE DP-0009/2007, de 10/04/2007). Aguardando análise pela Fepam.
UHE Itá	em operação	Renovação LO IBAMA n.° 68/99, de 01/09/2004, com validade pelo período de 4 anos (até 31/08/2008).
UHE Salto Santiago	em operação	LO 04952 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Aguardando analise pelo IAP. Realizada, em 28/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório.
UHE Machadinho	em operação	Renovada a LO IBAMA n° 160/2001, de 28/11/2007, com validade de 6 anos (até 28/11/2013). Entrega do Plano de Conservação Ambiental e Usos da Água e do Entorno do Reservatório em 13/01/2006 (CE DP-0001/2006).
LT 500 kV (UHE Machadinho)	em operação	LAO FATMA n° 1027/2005 de 20/12/2005, com validade pelo período de 96 meses (até 20/12/2013), para a LT 500 kV UHE Machadinho - LT 500kV Itá-Campos Novos.
UHE Cana Brava	em operação	LF GUS n.° 212/2005, de 04/02/2005, da Agência Ambiental de Goiás, com validade de 09/01/2004 a 09/01/2008. Renovação requerida em setembro/2007 (CE AMA-0010/2007, de 05/09/2007). Aguardando analise pela AGMA.

15.01 - PROBLEMAS AMBIENTAIS

Situação do Licenciamento Ambiental USINAS HIDRELÉTRICAS - Continuação		
LT 230kV (UHE Cana Brava)	em operação	LF GUS n.º 239/2005, de 17/02/2005, da Agência Ambiental de Goiás, com validade de 05/02/2005 a 05/02/2009, para a LT 230kV UHE Cana Brava - UHE Serra da Mesa.
UHE São Salvador	em construção	- LI IBAMA nº 319/2005, de 01/07/2005, com validade de 4 anos (até 01/07/2009). - 1ª Renovação da Autorização de Supressão de Vegetação IBAMA nº 106/2006, de 14/02/2008, com validade de 365 dias (até 14/02/2009), para continuidade às atividades de supressão (estrada de acesso e instalação do Canteiro de Obras). - Requerida pela NATURAE, em 14/12/2006, a renovação das licenças IBAMA CGFAU/LIC nº 171/2006, para o resgate de fauna durante a supressão vegetal no canteiro de obras e, nº 098/2006, que autoriza o inventariamento e monitoramento da fauna na fase de pré-enchimento. - Retificação da 1ª Renovação da Autorização de Supressão de Vegetação IBAMA nº 91/2006, de 23/08/2007, com validade de 262 dias (até 11/05/2008), para área de 527,28 ha que faz parte do Canteiro de Obras. - Retificação da Autorização de Supressão de Vegetação IBAMA nº 152/2007, de 23/08/2007, com validade de 219 dias (até 29/03/2008), para área de 93,74 ha de áreas complementares da propriedade BASA D-0007 necessárias à implantação do Canteiro de Obras. - Autorização de Supressão de Vegetação IBAMA nº 199/2007, de 22/11/2007, com validade de 365 dias (até 22/11/2008), para a recomposição da infra-estrutura viária (Total: 62,71 ha). - Autorização de Supressão de Vegetação IBAMA nº 201/2007, de 22/11/2007, com validade de 365 dias (até 22/11/2008), para formação do reservatório (Total: 2.375 ha).
LT 230 kV (UHE São Salvador)	em implantação	- 1ª Renovação da LI IBAMA nº 320/2005, de 23/08/2007, com validade de 2 anos (até 23/08/2009) para a LT 230 kV SE Cana Brava - SE São Salvador. - Autorização de Supressão de Vegetação IBAMA nº 205/2007, de 18/12/2007, com validade de 365 dias (até 18/12/2008), para instalação da Linha de Transmissão (Extensão: 75 km / Área: 15,52 ha).

Política de Meio Ambiente

As ações e atividades da Companhia são pautadas por uma política de meio ambiente adotada a partir de janeiro de 2001, cujas principais diretrizes seguem descritas abaixo:

Comprometimento. Para a Companhia, o respeito ao meio ambiente é componente fundamental de sua identidade e de seus valores.

Compreensão. A Companhia avalia os impactos de suas atividades sobre o meio ambiente com a finalidade de melhorar seu desempenho e controlar os riscos ambientais, através da atuação preventiva, tratamento das situações de emergência e preservação dos recursos naturais.

Capacitação Técnica. A Companhia desenvolve programas de pesquisa e desenvolvimento objetivando a melhoria contínua dos seus processos, cumprindo as exigências de seus clientes, da sociedade e da evolução da legislação ambiental.

15.01 - PROBLEMAS AMBIENTAIS

Compartilhar. A Companhia acredita na importância de divulgar seus objetivos e resultados ambientais a colaboradores, clientes, acionistas, associados e órgãos de meio ambiente, mantendo um diálogo aberto com a opinião pública.

Sistema Integrado de Gestão de Qualidade e Meio Ambiente

Além de cumprirem as condicionantes estabelecidas pelas licenças ambientais e a legislação vigente, todas as usinas da Tractebel possuem Sistema Integrado de Gestão da Qualidade e Meio Ambiente, certificado conforme os requisitos da NBR ISO 9001-2000 e da NBR ISO 14001-2004, que contemplam os seguintes objetivos gerais:

- Atuar de forma efetiva em ações de conservação nas áreas de influência das usinas e dos reservatórios;
- Equacionar os impactos ambientais causados pela formação dos reservatórios, agregando à sua implantação perspectivas de melhoria de vida na região, a pesquisa e o resgate antropológico, físico e biótico;
- Utilizar racionalmente os recursos naturais;
- Reduzir a geração de resíduos sólidos, efluentes líquidos e emissões atmosféricas;
- Reduzir as emissões de ruído; e
- Aprimorar o relacionamento com a comunidade.

Acidentes Ambientais

Não foram registrados acidentes ambientais na Companhia nos últimos 7 anos.

Relacionamento com a Comunidade e com o Meio Ambiente

Os contratos de concessão das usinas que a Tractebel Energia opera são de até 35 anos e, portanto, a Companhia considera vital manter investimentos de longo prazo também no relacionamento com as comunidades locais e na preservação do meio ambiente em que está inserida.

Produção de Energia Sustentável

As diretrizes que norteiam a gestão ambiental da Companhia e a fazem atuar sob os princípios do desenvolvimento sustentável estão em seu Código do Meio Ambiente, disponível no site www.tractebelenergia.com.br, que prevê o cumprimento das exigências dos órgãos ambientais, bem como a interação com as comunidades que vivem sob a influência das usinas, cooperando com a melhoria da sua qualidade de vida. Tais diretrizes estão alinhadas às de sua controladora, a SUEZ, que estabelece rigorosas metas ambientais neste sentido.

Todas as usinas estão regularizadas junto aos órgãos licenciadores ambientais e suas atividades são desenvolvidas de forma a buscar a melhoria contínua de todos os seus processos.

Programas Ambientais nas Usinas

Usinas Hidrelétricas

Nas UHEs, a Companhia concentra suas preocupações no uso e conservação dos reservatórios. A qualidade da água do reservatório e a conservação das áreas do entorno do mesmo são asseguradas por meio de constantes avaliações, além da vigilância ambiental e sócio-patrimonial, realizada por equipe qualificada e por meio de convênio com órgãos de fiscalização, como a Polícia Ambiental.

15.01 - PROBLEMAS AMBIENTAIS

Todas as usinas hidrelétricas do Parque Gerador da Companhia possuem programas ambientais relacionados à qualidade das águas/limnologia, ictiofauna, climatologia, vigilância ambiental e sócio-patrimonial, planos de uso das águas, ilhas e entorno dos reservatórios, dentre outros, além de projetos de pesquisa e desenvolvimento. Tais programas ambientais são desenvolvidos em conjunto com entidades das regiões onde se localizam as respectivas usinas, como a Universidade Federal de Santa Catarina, que atua nos programa relacionados aos reservatórios do Rio Uruguai, e a Universidade do Oeste do Paraná, atuando nos programas relativos às usinas do Rio Iguaçu.

A Companhia mantém, ainda, hortos florestais destinados à produção de mudas de espécies nativas para reflorestamento e recuperação das áreas degradadas e, em 2007, promoveu o plantio e distribuição de mais de 375 mil mudas de espécies nativas, nas regiões de influência das usinas.

Usinas Termelétricas

Em relação à produção termelétrica, a Companhia concentra suas atenções na qualidade do ar e das águas, e no uso das cinzas que resultam da queima do carvão, adotando mais de dez itens de monitoramento.

Todas as UTEs da Companhia possuem equipamentos de retenção de partículas em suas chaminés e utilizam combustíveis (carvão e óleo) com menor teor de enxofre, reduzindo as emissões de dióxido de enxofre na atmosfera. Como exemplo, pode-se citar a eficiência dos precipitadores eletrostáticos do Complexo Termelétrico Jorge Lacerda e da UTE Charqueadas, que permitem o controle mais de 98,5% das emissões do material particulado. Quanto aos resíduos sólidos, 100,0% das cinzas leves são comercializadas com a indústria cimenteira e as pesadas encaminhadas às minas de carvão.

Para evitar a poluição das águas, as UTEs da Companhia possuem (i) sistema de tratamento de efluentes líquidos que operam em regime fechado, prevenindo o lançamento de efluentes nos rios da região onde estão situadas e (ii) áreas de estocagem de combustível com bacias de retenção para o caso de qualquer acidente com vazamentos.

A Companhia realiza monitoramento ambiental contínuo, verificando a qualidade da água e do ar. Os resultados deste monitoramento são encaminhados aos órgãos ambientais responsáveis pelo licenciamento e fiscalização das usinas e outros órgãos e entidades locais (prefeituras, câmaras de vereadores e outros).

Projeto de Mecanismo de Desenvolvimento Limpo – Unidade de Co-geração Lages

A planta de co-geração do Projeto Lages, localizada na cidade de Lages, Estado de Santa Catarina, Brasil, possui economia baseada na indústria madeireira, que utiliza madeira proveniente de florestas plantadas. O Projeto Lajes se encontra em operação desde dezembro de 2003, sob comando da Lages Bioenergética Ltda., uma sociedade de propósito específico totalmente controlada pela Tractebel Energia, criada especialmente para construir, operar e manter o Projeto Lages.

O Projeto vende eletricidade para a companhia de distribuição local e para clientes industriais, também conhecidos como consumidores livres. O vapor produzido na planta é fornecido para as maiores indústrias madeireiras da região. Este vapor é usado principalmente na secagem de madeira, sendo que no mínimo 60,0% do mesmo retorna para a planta de Lages na forma de vapor condensado.

15.01 - PROBLEMAS AMBIENTAIS

O Projeto Lages tem como objetivo evitar as emissões de metano provenientes da decomposição anaeróbica dos resíduos de madeira (decomposição da biomassa) por meio da combustão controlada pelo processo de co-geração, o qual gera simultaneamente eletricidade e energia térmica (vapor) a partir dos resíduos de madeira produzidos em diversas indústrias madeireiras, que de outra forma seriam dispostos de maneira inadequada no ambiente.

Em 23 de abril de 2006, o Projeto Lages foi oficialmente registrado junto ao Comitê Executivo da Convenção Quadro das Nações Unidas para a Mudança Global do Clima como sendo uma atividade que atende aos requisitos do Mecanismo de Desenvolvimento Limpo ("MDL"), conforme estabelecido pelo Protocolo de Kyoto, e possibilita, portanto, a geração de créditos de carbono para comercialização e negociação pela Lages Bioenergética.

O Projeto prevê a geração de 220.439 RCEs (Reduções Certificadas de Emissões) por ano no período de 10 anos compreendido entre 01 de novembro de 2004 e 31 de outubro de 2014. Em 20 de setembro de 2006, ocorreu a primeira emissão de créditos de carbono no total de 277.768 RCEs geradas no período de 01 de novembro de 2004 à 31 de maio de 2006. Do total emitido, 190.000 RCEs foram comercializadas em dezembro de 2006 para a empresa japonesa The Chugoku Electric Power. Em janeiro de 2007, foram comercializadas 750.000 RCEs (representando cerca de 40,0% do total de RCEs a serem emitidas futuramente), as quais ainda serão geradas e entregues em parcelas anuais até 2014 para o Prototype Carbon Fund, fundo para a compra de créditos de carbono administrado pelo Banco Mundial.

Iniciativas de Preservação Ambiental

A Tractebel Energia desenvolve uma série de programas de monitoramento ambiental e ações para mitigar ou compensar os impactos decorrentes do uso dos reservatórios das usinas hidrelétricas, em cumprimento à legislação ambiental. A Companhia procura, igualmente, ir além e agir proativamente na sustentabilidade da geração de energia de fonte limpa e renovável. Entre as principais iniciativas realizadas até a presente data estão:

Pesquisa da Ictiofauna e Manejo Pesqueiro

O monitoramento e pesquisa da ictiofauna (peixes) e da qualidade da água dos reservatórios é realizado constantemente e normalmente em parceria com empresas e entidades de pesquisa das regiões de atuação da Tractebel Energia (i.e., locais em que opera usinas hidrelétricas, como no Rio Grande do Sul, Santa Catarina, Paraná e Goiás).

A título exemplificativo, desde 1999, por meio de convênio celebrado com o IBAMA/SC, a Companhia promove a produção de alevinos de espécies nativas para o repovoamento dos reservatórios das hidrelétricas. Além disso, a Companhia mantém outro convênio com o IBAMA para o repovoamento da bacia do Rio Uruguai (média de 1 milhão de alevinos por ano).

Embora o monitoramento da ictiofauna seja exigência do órgão regulador, o repovoamento dos rios é exemplo de ação voluntária da Companhia em consonância com sua filosofia de respeito ao meio ambiente.

15.01 - PROBLEMAS AMBIENTAIS

Gerenciamento de Bacias Hidrográficas

A Tractebel Energia participa voluntariamente dos Comitês de Bacias Hidrográficas onde estão inseridas as Usinas que opera, a citar: Baixo Jacuí (Charqueadas – RS); Rio Ibicuí (Alegrete – RS); Rio Passo Fundo (Passo Fundo – RS); rios Apuaê e Inhandava (Machadinho – RS); Rio do Peixe (SC) e Rio Jacutinga (Itá – RS); Rio Tubarão e Complexo Lagunar (Jorge Lacerda – SC).

Além disso, a Tractebel Energia é suplente do Conselho Estadual de Recursos Hídricos do Paraná. As discussões nesses comitês são importantes por tratarem de temas como o uso múltiplo e racional dos recursos hídricos e a importância do saneamento básico, dentre outros.

Manejo da Flora

Os impactos sobre a vegetação são compensados com a produção de mudas e o reflorestamento das bordas dos reservatórios. As ações contribuem para a manutenção da biodiversidade e controlam os processos erosivos e de assoreamento, além de proteger e reduzir a contaminação dos recursos hídricos.

As usinas hidrelétricas Passo Fundo, Salto Osório, Itá e o Complexo Termelétrico Jorge Lacerda possuem hortos florestais onde são produzidas mudas da vegetação, as quais são utilizadas para recompor as bordas dos reservatórios, proteção de mananciais e instalações dos empreendimentos e, também, para doação voluntária. Para o desenvolvimento dessas atividades, a capacidade produtiva desses hortos é complementada com a produção de viveiros parceiros.

A doação voluntária de mudas de árvores frutíferas e ornamentais é geralmente feita para órgãos públicos e Organizações Não-Governamentais (ONGs) nas áreas das usinas. Em 2007, foram plantadas 292.700 mudas e doadas 86.000.

Manejo de Parque

A Tractebel Energia iniciou, em conjunto com a FATMA/SC a implementação do projeto de infra-estrutura relacionado ao Plano de Manejo para o Parque Fritz Plaumann. O parque, oriundo da compensação ambiental pela construção da Usina Hidrelétrica Itá, possui 741 hectares localizados no município de Concórdia, no Estado de Santa Catarina, e passa a proteger a cobertura vegetal ameaçada pela ação indiscriminada das atividades agrícola, pecuária e madeireira.

Fiscalização e Administração do Entorno

O Plano de Uso e Ocupação do Lago e Entorno dos Reservatórios estabelece diretrizes e normas de atuação nas faixas de terras periféricas, as quais em sua maioria são áreas de preservação permanentes (APPs). O objetivo é regularizar o uso e a ocupação da água e do entorno dos reservatórios, combatendo-os quando ilegais e impróprios.

Para garantir o cumprimento dos instrumentos normativos, todo reservatório conta com uma equipe de vigilância ambiental e sócio-patrimonial. No mínimo uma vez ao mês, essa equipe percorre toda a área para detectar se há algum problema ambiental ou invasão territorial. Os casos que envolvem questões patrimoniais são encaminhados à área jurídica da Companhia, após notificação extrajudicial ao invasor. No caso de ocorrências ambientais, o problema é encaminhado à Polícia Ambiental da região.

15.01 - PROBLEMAS AMBIENTAIS

Controle da Poluição

A Tractebel Energia busca cada vez mais encontrar maneiras de minimizar os impactos sobre o meio ambiente da melhor forma possível. Todas as usinas termelétricas possuem equipamentos de retenção de partículas e adquirem combustíveis (carvão e óleo) com menores teores de enxofre, com a finalidade de reduzir as emissões de dióxido de enxofre na atmosfera.

Nas usinas térmicas, também é feito o monitoramento de emissões atmosféricas e qualidade do ar (SO_2 - dióxido de enxofre, NOx – óxidos de nitrogênio, MP – material particulado) e relatórios periódicos são divulgados para as agências ambientais, prefeituras, câmaras de vereadores e promotorias públicas das cidades onde se localizam as plantas. A medida faz parte da política de transparência da Tractebel Energia.

É importante ressaltar a eficiência dos precipitadores eletrostáticos das usinas movidas a carvão mineral, que permitem o abatimento de mais de 98,5% das emissões de material particulado. Para evitar a poluição das águas, as termelétricas possuem sistemas de efluentes líquidos que operam em regime fechado, prevenindo o lançamento de efluentes nos rios da região. O monitoramento ambiental também verifica a qualidade da água dos rios do entorno.

Disposição de Resíduos

A produção de cinzas como principal resíduo sólido das termelétricas a carvão mineral requisitou o aprimoramento da destinação sustentada desse material. São dois os tipos de cinza produzidos: leve e pesado. Ao ser colocado na fornalha, o carvão entra em combustão espontânea, gerando, nesse processo, 43,0% de cinzas. O tipo leve é arrastado e o tipo pesado permanece no fundo da caldeira.

A cinza leve é pozolânica e é vendida à indústria cimenteira como insumo do cimento pozolânico, substituindo o calcário na sua composição. Já as cinzas pesadas, como as geradas no Complexo Jorge Lacerda, são usadas na recuperação de depósitos de rejeitos de carvão ou na recuperação de solos que receberão mudas no processo de reflorestamento. Por ter pH alto, esse tipo de cinza atua como neutralizador da acidez do solo. Cumpre notar que as cinzas pesadas têm sido empregadas em áreas degradadas de propriedades de terceiros de Capivari de Baixo, no Estado de Santa Catarina. Além disso, parte das cinzas de fundo de caldeira de Charqueadas voltam à cava da mina de onde foi extraído o carvão mineral e parte são utilizadas na recuperação de áreas degradadas.

A Tractebel Energia doou 380 mil m³ de cinzas pesadas para a duplicação da BR 101, no trecho próximo ao Complexo Jorge Lacerda. Elas serão usadas como base para a pavimentação asfáltica da rodovia. Os esforços da companhia em encontrar alternativas sustentáveis para a destinação das cinzas pesadas são reconhecidos pela comunidade.

Reciclagem e Processamento de Resíduos

Todas as usinas operadas pela Tractebel Energia possuem sistema de gerenciamento de resíduos. Os resíduos perigosos, que são combustíveis (borras de tanque, tintas, etc.), são encaminhados para o co-processamento e são geralmente empregados como combustíveis no processamento da indústria de cimento. Já o óleo usado vai para o re-refino. Através do processo industrial, o óleo usado é transformado em óleo básico, principal matéria-prima da fabricação do lubrificante acabado.

15.01 - PROBLEMAS AMBIENTAIS

Educação Ambiental

A Tractebel Energia procura estimular a educação ambiental abrindo suas usinas à visitação de estudantes e demais interessados. As visitas possuem caráter informativo (no tocante aos processos produtivos de energia e a importância do uso racional dos recursos naturais), além de servirem como canal de divulgação das ações ambientais da Companhia.

Em 2007, as usinas receberam em torno de 51.000 visitantes, em sua maioria, estudantes, principalmente na Usina Hidrelétrica Itá, no Complexo Termelétrico Jorge Lacerda. e na Usina Hidrelétrica Machadinho, fomentado pelos roteiros turísticos dos hotéis da região e pelo Centro de Informações Turísticas da Prefeitura Municipal de Piratuba, em Santa Catarina.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1 - ITEM	2 - DESCRIÇÃO	3 - % PATRIM. LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VL.PROVISIONADO (Reais Mil)	7 - VL. TOTAL AÇÕES (Reais Mil)
8 - OBSERVAÇÃO						
01	TRABALHISTA	0,00	0,00		0	0
02	FISCAL/TRIBUTÁRIA	12,04	32,43	SIM	39.929	339.081
Os litígios mais relevantes versam sobre a IN 468 da SRF na questão relacionada ao conceito de preço predeterminado, à Autos de Infração referentes a compensações de base negativa de CSLL e à notificações fiscais de lançamentos de débitos NFLD's do INSS sobre SAT, verbas remuneratórias, cobrança sobre parcelas indenizatórias e encargos previdenciários sobre mão-de-obra prestada por empresas terceirizadas. O valor da provisão, líquida de depósitos judiciais, é R$ 181,5 milhões em base consolidada.						
03	OUTRAS	3,42	9,22	SIM	52.694	96.388
Os litígios mais relevantes referem-se a rescisões contratuais com fornecedores, ações indenizatórias por danos materiais, danos ambientais, pedidos de reassentamento individual ou concessão de carta de crédito referentes a áreas do entorno das Usinas, especialmente da Usina Hidrelétrica de Itá - UHE ITÁ e Usina Hidrelétrica Cana Brava - UHE Cana Brava e ações ajuizadas por ex-empregados, cujo objetivo versa, principalmente, sobre lesão por esforço repetitivo e eventual dano da capacidade auditiva. Os números apresentados representam valores consolidados.						

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com suas controladas, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do Dólar acrescido da inflação norte americana.

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, celebrado pela Companhia, no âmbito do Consórcio Itá, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Lages Bioenergética Ltda.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 31.03.2017.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado anualmente pela variação do IGP-M.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Companhia Energética São Salvador – CESS

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado anualmente pela variação do IGP-M.

Suez-Tractebel S.A. (Controladora Indireta)

Em 17.04.2007, a Companhia celebrou contrato com a Suez-Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em Assembléia Geral Extraordinária - A.G.E. realizada em 17.04.2007, tendo o acionista controlador renunciado ao seu direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS, devendo os serviços executados e respectivos honorários ser submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	2007							2006
	SESA[a]	CEM[c]	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Ativo								
Contas a receber	12	338	1.715	800	53.124	62	**56.051**	**17.732**
Dividendos a receber de controladas	-	61.363	3.429	4.929	21.285	-	**91.006**	**103.021**
Passivo								
Fornecedores	-	33.372	9.945	8	6.387	-	**49.712**	**42.068**
Dividendos e juros s/ o capital próprio	365.602	-	-	-	-	-	**365.602**	**327.989**

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

	2007								2006
	SUEZ[d]	DELTA	CEM[e]	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Resultado									
Receita operacional									
Suprimento de Energia	-	-	-	-	5.801	323.593	-	**329.394**	**142.121**
Serviços									
Administração	-	-	681	-	107	26	389	**1.203**	**759**
Oper. e manut.	-	-	1.790	10.167	1.484	-	-	**13.441**	**12.995**
Custo de Energia Elétrica									
Compra energia	-	-	277.017	116.136	-	-	-	**393.153**	**382.798**
Outros	-	-	-	-	31	-	-	**31**	**18**
Despesas Operacionais									
Gerais e Administrativas	2.540	-	-	-	-	-	-	**2.540**	**-**
Financeiro									
Receita financeira	-	-	-	-	-	-	-	**-**	**213**
Resultado de Participações Societárias	-	(31)	94.978	12.149	7.929	64.066	-	**179.091**	**113.538**

[a] Suez Energy South America Participações
[b] Tractebel Energia Comercializadora
[c] Companhia Energética São Salvador
[d] Suez-Tractebel S.A.
[e] Companhia Energética Meridional S.A.

Nota: A Companhia Energética Meridional – CEM foi incorporada pela sua controladora, Tractebel Energia S.A., conforme Assembléias Gerais Extraordinárias de ambas empresas, em 28.03.2008.

GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida, BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2007 é de R$ 209.041 (R$ 243.059 em 31.12.2006).

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre a Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2007 totaliza R$ 31.877 (R$ 38.585 em 31.12.2006).

Companhia Energética São Salvador – CESS

A Companhia é interveniente nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE São Salvador. A interveniente deu, em caução, a totalidade das ações de emissão da CESS, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2007 é de R$ 407.210.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A **TRACTEBEL ENERGIA S.A.** é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei n.º 6.404, de 15 de dezembro de 1976 ("Lei das Sociedades por Ações") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Parágrafo único – A Companhia, seus acionistas, administradores e membros do Conselho Fiscal estão sujeitos às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA ("Novo Mercado").

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na Rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5° - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.192 (seiscentas e cinqüenta e duas milhões, setecentas e quarenta e duas mil, cento e noventa e duas) ações, todas ordinárias, nominativas e sem valor nominal.

§ 1° - As ações de emissão da Companhia poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 2° - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários - CVM.

§ 3° - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

Art. 6.° - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Art. 7.° - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 5.000.000.000,00 (cinco bilhões de reais).

§ **1.º** - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ **2º** - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição de controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

Parágrafo único - Além das matérias que são de sua competência previstas em lei e no presente Estatuto, competirá também à Assembléia Geral Extraordinária aprovar:

I - a saída do Novo Mercado;

II - a escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto, dentre as empresas apontadas pelo Conselho de Administração; e

III – planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, sem direito de preferência dos acionistas.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de no mínimo 5 (cinco) e no máximo 9 (nove) membros efetivos e igual número de suplentes, sendo, dentre os titulares, um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato unificado de 2 (dois) anos, permitida a reeleição.

18.01 - ESTATUTO SOCIAL

§ 1º - Um dos membros do Conselho de Administração, e seu respectivo suplente, serão eleitos pelos empregados em votação direta organizada pela Companhia, devendo os nomes serem homologados pelos acionistas em Assembléia Geral.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, o substituto será o respectivo conselheiro suplente. Em ocorrendo a vacância do conselheiro titular e de seu suplente, o substituto será nomeado pelos Conselheiros remanescentes e servirá até a próxima Assembléia Geral. No caso de ocorrer vacância na maioria dos cargos, a Assembléia Geral será convocada para proceder à nova eleição.

§ 3º - Os membros do Conselho de Administração, e seus respectivos suplentes, serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas do Conselho de Administração, bem como do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado.

§ 4º - Nos termos do Regulamento de Listagem do Novo Mercado, no mínimo 20% (vinte por cento) dos membros do Conselho de Administração, e seus respectivos suplentes, deverão ser conselheiros independentes. A qualificação como conselheiro independente deverá ser declarada na ata da assembléia geral que os eleger.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações, e seus aditivos, de valor superior a R$ 20.000.000,00 (vinte milhões de reais), observado o disposto no parágrafo único deste artigo;

IX – propor à Assembléia Geral a emissão de debêntures cujas condições não se enquadrem no âmbito de sua competência originária;

X - deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real e sobre as condições que, na forma da lei, lhe forem delegadas pela Assembléia Geral;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - declarar, nos casos previstos neste Estatuto, dividendos intercalares à conta de lucro apurado em balanço semestral ou, em períodos menores, dividendos intermediários à conta de lucros acumulados ou de reserva de lucros, bem como o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (commercial papers), bem como a emissão de bônus de subscrição;

XVII – definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto;

XVIII - escolher e destituir os auditores independentes;

18.01 - ESTATUTO SOCIAL

XIX - aprovar o Regulamento Interno da Companhia; e

XX - deliberar sobre os casos omissos no Estatuto.

Parágrafo único – Aos contratos referentes à Comercialização de Energia Elétrica, aquisição de combustíveis para a produção de energia elétrica e aos Contratos de Uso do Sistema de Transmissão e de Distribuição (CUST e CUSD), não se aplica o limite estabelecido no inciso VIII deste artigo, devendo a contratação de tais atividades observar os limites de aprovação a seguir definidos, com posterior comunicação ao Conselho de Administração:

I – para Contratos de Compra e Venda de Energia Elétrica:

a) até 20MWmédios por mês, limitado a 1.000GWh na duração total do contrato, aprovação por dois diretores da Tractebel Energia;

b) acima de 20MWmédios por mês e até 150MWmédios por mês, limitado a 7.500GWh na duração total do contrato, aprovação pelo Diretor Presidente em conjunto com outro diretor da Tractebel Energia; e

c) acima de 150MW médios por mês ou acima de 7.500GWh na duração total do contrato, aprovação pelo Conselho de Administração;

II – para Contratos de Exportação de Energia, CUST e CUSD, e atos subseqüentes, aprovação pelo Diretor Presidente em conjunto com outro diretor da Tractebel Energia; e

III – para aquisição de carvão mineral, CE-4500, até 100.000 toneladas por mês, ou valor financeiro equivalente para aquisição de outros tipos de combustíveis, aprovação pelo Diretor Presidente em conjunto com outro diretor da Tractebel Energia. Para as aquisições cujos valores financeiros excederem o valor fixado neste inciso, a aprovação será do Conselho de Administração.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo seu suplente e, na ausência deste, pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de 7 (sete) membros eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

§ 1º – As atribuições e poderes dos membros da Diretoria Executiva serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

§ 2º - Os membros da Diretoria Executiva serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria Executiva, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

§ 1º - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

18.01 - ESTATUTO SOCIAL

§ 2º – Ao Diretor-Presidente compete, privativamente:

I – Presidir as reuniões da Diretoria;

II – coordenar e orientar as atividades de todos os demais diretores, nas suas respectivas áreas de competência;

III – atribuir, a qualquer dos diretores, atividades e tarefas especiais, independentemente daquelas que lhes couber ordinariamente; e

IV – zelar pela execução das deliberações do Conselho de Administração e da Diretoria.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ **1.º** - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ **2.º** - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

18.01 - ESTATUTO SOCIAL

CAPÍTULO VII
Do Comitê Estratégico

Art. 28 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO VIII
Do Conselho Fiscal

Art. 29 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de 3 (três) a 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

Parágrafo único - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado.

CAPÍTULO IX
Do Exercício Social e Demonstrações Financeiras

Art. 30 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado e as disposições legais aplicáveis.

§ 1° - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 30% (trinta por cento) do lucro líquido, ajustado nos termos da lei, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2° - A Companhia levantará balanço semestral podendo, o Conselho de Administração, declarar dividendos intercalares com base no mesmo.

§ 3º - A Companhia poderá levantar balanço e distribuir dividendos intercalares em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.º do artigo 182 da Lei n.º 6.404, de 15 de dezembro de 1976.

§ 4º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

Art. 31 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

CAPÍTULO X
Da Alienação de Controle

Art. 32 - A alienação do controle da Companhia para terceiros, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o terceiro adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante, e observando-se as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado.

Parágrafo único – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia e, em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo - BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

Art. 33 – A oferta pública prevista no caput do artigo 32 também aplicar-se-á caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

Art. 34 - A Companhia não registrará qualquer transferência de ações:

I - para o(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores ao Regulamento do Novo Mercado, bem como o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado; e

II - para o nome de acionista que se tornar titular de 5% ou mais das ações representativas do capital da Companhia enquanto esse acionista não subscrever o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado, dispensada a subscrição do referido termo quando a detenção das ações decorrer de participação do acionista em processo de distribuição pública ou de negociação em bolsa de valores.

Parágrafo único - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito os Termos de Anuência referidos no inciso I.

CAPITULO XI
Do Cancelamento de Registro de Companhia Aberta

Art. 35 – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma do artigo 37 deste Estatuto.

Parágrafo único - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

Art. 36 – Quando for informada ao mercado a decisão de se proceder ao cancelamento de registro de companhia aberta, o ofertante deverá divulgar o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

§ 1º - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo ofertante nos termos do caput deste artigo.

§ 2º - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo ofertante, a decisão de se proceder ao cancelamento do registro de companhia aberta ficará revogada, exceto se o ofertante concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação, devendo o ofertante divulgar ao mercado a decisão que tiver adotado.

Art. 37 – O laudo de avaliação deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os demais requisitos legais.

§ 1º – A escolha da instituição ou empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, ser tomada por maioria dos votos das ações em circulação presentes na assembléia que, se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total das ações em circulação ou, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

§ 2º – Os custos incorridos com a elaboração do laudo serão arcados pelo ofertante.

CAPÍTULO XII
Da Saída do Novo Mercado

Art. 38 - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Novo Mercado, ou caso a saída da Companhia do Novo Mercado venha a ocorrer em virtude de reorganização societária, na qual a companhia resultante dessa reorganização societária não seja admitida para negociação no Novo Mercado, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação, e respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

CAPÍTULO XIII
Do Juízo Arbitral

Art. 39 - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

CAPÍTULO XIV
Das Disposições Gerais

Art. 40 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Alterado e consolidado na 21ª AGE, de 28/03/2008.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

GOVERNANÇA CORPORATIVA E NOVO MERCADO

A adesão da Tractebel Energia ao Novo Mercado da Bovespa, em 16 de novembro de 2005, reforçou o compromisso da Companhia com as melhores práticas de governança corporativa. O Novo Mercado consiste em um segmento da Bolsa de Valores de São Paulo (Bovespa) integrado por companhias que se comprometem voluntariamente com a adoção de práticas de governança corporativa adicionais ao exigido pela legislação. Sua estrutura de controle interno foi adequada aos regulamentos da Sarbanes-Oxley (SOX), lei norte-americana voltada às companhias de capital aberto que visa garantir a veracidade do conteúdo dos relatórios financeiros e a criação de mecanismos de auditoria e segurança confiáveis.

Seu Estatuto Social foi adequado às novas regras e procedimentos do Regulamento de Listagem do Novo Mercado e seu Conselho de Administração passou a ser composto de nove membros titulares, sendo um representante dos empregados e dois conselheiros independentes. Com exceção do titular indicado pelos empregados, todos são eleitos por acionistas, em Assembléia Geral. A Diretoria Executiva possui seis membros eleitos pelo Conselho de Administração para mandato de três anos, com possibilidade de reeleição. Um Conselho Fiscal, não permanente, independente da administração e da auditoria externa da Companhia, responde pela fiscalização dos atos dos administradores e por examinar e opinar sobre as demonstrações financeiras.

Os esforços da Tractebel Energia em conduzir seus negócios em conformidade com as boas práticas de governança corporativa foram reconhecidos em 2007. A Companhia foi agraciada com o Troféu Transparência, concedido pela ANEFAC em parceria com o SERASA e a FIPECAFI, às empresas que divulgam o balanço patrimonial e demais relatórios contábeis da forma mais clara e precisa.

A Tractebel Energia apresenta uma estrutura formada por oito comitês, cujas ações estão sujeitas à aprovação do Conselho de Administração. Em 2007, foi criado o Comitê de Sustentabilidade, cujo objetivo é gerir projetos e ações relacionados à responsabilidade corporativa social e ambiental.

Em dezembro a Tractebel foi premiada pela revista Institutional Investor, sendo eleita *Brazil's Top Shareholder-Friendly Company*, *Brazil's Top CEO* e *Brazil's Top CFO*. A premiação foi concedida com base no desempenho de 115 instituições nacionais e internacionais.

CÓDIGO DE ÉTICA E REGIMENTO INTERNO DO CONSELHO DE ADMINISTRAÇÃO

Em 2007, foi aprovada a segunda versão do Código de Ética da Tractebel, substituindo a versão vigente desde o ano de 2001. Reafirma os valores corporativos, listados na capa deste relatório, as normas de conduta exigidas pela Companhia de seus colaboradores e parceiros, esclarece questões de comportamento ético, e define princípios a serem observados no relacionamento com os públicos que interagem com a Tractebel. O documento está alinhado aos valores e princípios da SUEZ e está disponível no site da Companhia (www.tractebelenergia.com.br).

Além disso, a Companhia elaborou e implantou, com base em documento similar utilizado por seu controlador, o Regimento Interno de seu Conselho de Administração.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

POLÍTICA DE DIVULGAÇÃO DE INFORMAÇÕES

Revisada em 2007, a Política de Divulgação de Informações e de Negociação de Ações da Tractebel Energia atende às regras de transparência e às exigências dos órgãos reguladores do mercado financeiro, como o Banco Central, a Comissão de Valores Mobiliários (CVM) e Bovespa. A Companhia divulga fatos relevantes conforme a Instrução nº 358/02 da CVM, que exige a disponibilização de dados sobre seus negócios de forma a dar aos investidores tempo hábil para a tomada de decisão. As divulgações de resultados trimestrais, os fatos relevantes, os *press releases*, os relatórios anuais, os documentos arquivados na CVM, suas políticas e práticas e outras informações institucionais estão disponíveis em seu site de Relações com Investidores.

DIREITOS DOS ACIONISTAS

Cada ação ordinária da Companhia confere ao seu detentor um voto em assembléia geral ordinária ou extraordinária, e o direito de receber dividendos; de participar da distribuição de lucros ou outras distribuições a acionistas; de fiscalizar a administração da Companhia, nos termos do Estatuto Social; de preferência na subscrição de ações, debêntures conversíveis em ações ou bônus de subscrição; e de retirar-se da Companhia nos casos previstos na Lei das Sociedades por Ações. De acordo com o regulamento do Novo Mercado, as ações ordinárias podem ser incluídas em oferta pública de ações, em decorrência da alienação do controle da Companhia, recebendo, no mínimo, 100% do preço pago por ação ordinária do bloco de controle. Além disso, a Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme cláusula compromissória constante do seu Estatuto Social.

POLÍTICA DE DIVIDENDOS

A política de dividendos da Companhia estabelece um dividendo mínimo obrigatório de 30% do lucro líquido do exercício, ajustado nos termos da Lei das Sociedades por Ações. Adicionalmente, a Companhia aprovou a intenção de declarar e pagar dividendos e/ou juros sobre o capital próprio em montante não inferior a 55% do lucro líquido, ajustado nos termos da Lei das SA's. O valor dessas contribuições depende de vários fatores, tais como condição financeira da Companhia, suas perspectivas futuras, condições macroeconômicas e estratégia de crescimento. Foi aprovada ainda a distribuição de dividendos em períodos semestrais.

O valor total dos proventos creditados aos acionistas em 2007 atingiu R$ 993 milhões, ou seja, 95% do lucro líquido ajustado, sendo R$ 817 milhões sob forma de dividendos e R$ 176 milhões como juros sobre o capital próprio, o que representa um pagamento de aproximadamente R$ 1,52 por ação, uma alta de 6,8% em relação a 2006.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

Dividendos


R$ 1,13
95%
13
R$ 1,34
95%
12
R$ 1,43
95%
8
R$ 1,52
95%
6
2004
2005
2006
2007
Dividendo por Ação (R$)
Pay-out
Dividend Yield

Nota:
[1] Baseado no preço médio ponderado por volume das ações ON no período.

CLÁUSULA COMPROMISSÓRIA DE ARBITRAGEM

A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

RELAÇÕES COM INVESTIDORES

A área de Relações com Investidores é responsável pela divulgação de informações sobre o desempenho da Companhia por meio de eventos, como o da Associação dos Analistas e Profissionais do Mercado de Capitais (Apimec), bem como por teleconferências e visitas às centrais geradoras, através do programa Por Dentro das Usinas. Mantém contato com investidores e analistas de mercado através desses eventos, reuniões diretas, contatos telefônicos e por meio da seção Investidores, no site da Tractebel Energia.

MERCADO DE CAPITAIS

As ações da Tractebel são negociadas no segmento do Novo Mercado da Bovespa sob o código TBLE3; integram o Índice de Governança Corporativa Diferenciada (IGC); o Índice de Ações com Tag Along Diferenciado (Itag) e, pelo terceiro ano consecutivo, foram selecionadas para compor o Índice de Sustentabilidade Empresarial (ISE). A Companhia negocia, ainda, ADRs (American Depositary Receipts) Nível 1 no mercado de balcão norte-americano sob o código TBLEY.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

Em um ano em que o Ibovespa, índice que representa o desempenho dos 57 papéis de maior liquidez, valorizou 43,7% e que o Índice de Energia Elétrica da Bovespa (IEE), que congrega as ações do setor elétrico, apreciou 23,7%, as ações da Tractebel, negociadas em 100% dos pregões da Bovespa, tiveram uma valorização de 23,1%. No final do exercício, os papéis estavam cotados a R$ 21,30/ação.

O volume médio diário negociado atingiu R$ 15,6 milhões, 90,0% acima da média de 2006, um resultado significativo considerando-se a manutenção do free float entre os anos em questão. O aumento na liquidez pode ser explicado, entre outras causas, pela atividade desenvolvida por um formador de mercado, cujo contrato teve início em julho de 2007 e expirará em setembro de 2008.


Valorização em 2007. Base 100 em 31/12/06
TBLE3
IBOVESPA
160
150
140
130
120
110
100
90
80
Volume Diário de TBLE3 (R$)
60M
40M
20M
0
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez
2008

ÍNDICE DE SUSTENTABILIDADE EMPRESARIAL

As ações da Tractebel foram selecionadas para compor o Índice de Sustentabilidade Empresarial (ISE), pelo terceiro ano consecutivo. As 40 ações de 32 empresas participantes da nova carteira, que entrou em vigor no dia 1° de dezembro de 2007 e é válida até 30 de novembro de 2008, foram selecionadas dentre as 62 companhias que responderam o questionário enviado às 137 emissoras das 150 ações mais líquidas da Bovespa.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

Criado em 2005, o ISE reflete o retorno de uma carteira composta por ações de empresas comprometidas com práticas de sustentabilidade e que apresentam os melhores desempenhos com relação à eficiência econômica, responsabilidade sócio-ambiental e governança corporativa. À época de sua terceira composição, a carteira totalizava R$ 927 bilhões em valor de mercado - o correspondente a 39,6% da capitalização total da Bovespa - e já se tornou tanto uma referência para o investimento socialmente responsável como um indutor de boas práticas no meio empresarial brasileiro.

SUSTENTABILIDADE: COMPROMISSO E CERTIFICAÇÕES

A Tractebel Energia atua sob os princípios do desenvolvimento sustentável, respeitando em suas operações o equilíbrio das dimensões ambiental, social e econômica. As diretrizes que norteiam os planos de gestão ambiental da Companhia estão em seu Código do Meio Ambiente, que prevê o cumprimento das exigências dos órgãos ambientais, bem como a interação com as comunidades que vivem sob a influência das usinas, cooperando com a melhoria da sua qualidade de vida.

Todas as usinas da Companhia possuem os certificados NBR ISO 9001 e NBR ISO 14001. A certificação NBR ISO 9001 tem por objetivo a melhoria dos procedimentos internos das empresas e visa o aprimoramento contínuo de produtos e serviços. A NBR ISO 14001 é uma norma para sistemas de gestão ambiental, projetada para compatibilizar a proteção ambiental e prevenção da poluição com o crescimento sócio-econômico das empresas.

Esse compromisso com os recursos naturais resultou na sua permanência no Índice de Sustentabilidade Empresarial (ISE), da Bovespa, uma carteira de ações de companhias consideradas sustentáveis à longo prazo e com excelente desempenho nos aspectos financeiros, sociais, ambientais e de governança corporativa.

A Diretoria Executiva da Tractebel Energia criou no 3T07 o Comitê de Sustentabilidade, objetivando o incremento da atuação da Companhia como parceira e indutora do desenvolvimento econômico, social e ambiental nas localidades onde está presente e em consonância com seus valores, quais sejam, profissionalismo, cooperação, espírito de equipe, criação de valor, respeito ao meio ambiente e ética.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2007	31/12/2007
2 - Penúltimo	01/01/2006	31/12/2006
3 - Antepenúltimo	01/01/2005	31/12/2005

4 - NOME/RAZÃO SOCIAL DO AUDITOR	5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO	7 - CPF DO RESP. TÉCNICO
ROBERTO PAULO KENEDI	898.355.657-91

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 31/12/2007	2 31/12/2006	3 31/12/2005
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - ESPÉCIE E CLASSE DE AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	17/04/2007	Dividendo	07/05/2007	ON	0,6023639686
02	RCA	10/05/2007	Juros Sobre Capital Próprio	25/10/2007	ON	0,1348158600
03	RCA	14/08/2007	Dividendo	25/10/2007	ON	0,5516142560
04	RCA	05/12/2007	Juros Sobre Capital Próprio		ON	0,1348158600
05	PROPOSTA		Dividendo		ON	0,7005499732

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2007	4 - 31/12/2006	5 - 31/12/2005
1	Ativo Total	5.422.037	4.848.357	4.934.356
1.01	Ativo Circulante	1.100.878	771.335	784.949
1.01.01	Disponibilidades	571.755	193.806	204.619
1.01.01.01	Numerário Disponível	6.694	7.454	9.466
1.01.01.02	Aplicações Financeiras	565.061	186.352	195.153
1.01.02	Créditos	458.213	530.733	462.884
1.01.02.01	Clientes	323.171	314.663	302.792
1.01.02.01.01	Consumidores, Concess. e Permissionárias	323.171	314.663	302.792
1.01.02.02	Créditos Diversos	135.042	216.070	160.092
1.01.02.02.01	Dividendos a Receber de Controladas	91.006	103.021	78.860
1.01.02.02.02	Tributos e Contrib. Sociais a Compensar	8.285	23.623	11.486
1.01.02.02.03	Cauções e Depósitos Vinculados	18.375	51.511	47.399
1.01.02.02.04	Recursos Vinculados a Pgto Obrigações	0	21.643	0
1.01.02.02.05	Outros	17.376	16.272	22.347
1.01.03	Estoques	49.289	22.719	22.515
1.01.04	Outros	21.621	24.077	94.931
1.01.04.01	Despesas Pagas Antecipadamente	3.656	2.625	10.048
1.01.04.02	Ativo Fiscal Diferido	12.091	19.683	81.097
1.01.04.03	Outros	5.874	1.769	3.786
1.02	Ativo Não Circulante	4.321.159	4.077.022	4.149.407
1.02.01	Ativo Realizável a Longo Prazo	437.275	395.672	333.203
1.02.01.01	Créditos Diversos	107.452	96.080	105.670
1.02.01.01.01	Concessionárias e Permissionárias	4.548	16.063	38.314
1.02.01.01.02	Alienação de Bens e Direitos	81.315	68.565	60.220
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	21.208	10.342	7.136
1.02.01.01.04	Outros	381	1.110	0
1.02.01.02	Créditos com Pessoas Ligadas	0	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0	0
1.02.01.02.02	Com Controladas	0	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.01.03	Outros	329.823	299.592	227.533
1.02.01.03.01	Depósitos Judiciais	126.357	111.204	39.341
1.02.01.03.02	Ativo Fiscal Diferido	201.371	187.282	186.877
1.02.01.03.03	Outros	2.095	1.106	1.315
1.02.02	Ativo Permanente	3.883.884	3.681.350	3.816.204
1.02.02.01	Investimentos	1.156.481	843.659	887.117
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0	0
1.02.02.01.03	Participações em Controladas	1.062.602	806.786	843.498
1.02.02.01.04	Participações em Controladas - Ágio	63.067	34.757	41.503
1.02.02.01.05	Outros Investimentos	30.812	2.116	2.116
1.02.02.02	Imobilizado	2.725.218	2.836.435	2.927.305
1.02.02.03	Intangível	2.185	1.256	1.782
1.02.02.04	Diferido	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2007	4 - 31/12/2006	5 - 31/12/2005
2	Passivo Total	5.422.037	4.848.357	4.934.356
2.01	Passivo Circulante	1.275.732	1.150.252	1.099.913
2.01.01	Empréstimos e Financiamentos	71.255	256.152	194.135
2.01.02	Debêntures	32.138	15.004	10.286
2.01.03	Fornecedores	229.708	235.924	112.939
2.01.04	Impostos, Taxas e Contribuições	271.724	33.747	36.372
2.01.05	Dividendos a Pagar	532.997	478.043	495.487
2.01.05.01	Dividendos e Juros s/ Capital Próprio	532.997	478.043	495.487
2.01.06	Provisões	42.847	39.542	90.679
2.01.06.01	Obrigações Estimadas	32.713	28.542	49.084
2.01.06.02	Contingências	10.134	11.000	41.595
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	95.063	91.840	160.015
2.01.08.01	Benefícios Pós-emprego	18.450	20.369	81.020
2.01.08.02	Operações com Derivativos - Swap Cambial	0	4.526	46.181
2.01.08.03	Obrigações com Programa de P&D	38.820	31.364	0
2.01.08.04	Outros	37.793	35.581	32.814
2.02	Passivo Não Circulante	1.329.452	933.534	1.148.482
2.02.01	Passivo Exigível a Longo Prazo	1.329.452	933.534	1.148.482
2.02.01.01	Empréstimos e Financiamentos	345.302	344.197	601.949
2.02.01.02	Debêntures	560.302	200.000	198.348
2.02.01.03	Provisões	66.023	53.694	99.668
2.02.01.03.01	Obrigações Estimadas	2.794	653	22.543
2.02.01.03.02	Contingências	63.229	53.041	77.125
2.02.01.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0	0
2.02.01.06	Outros	357.825	335.643	248.517
2.02.01.06.01	Tributos e Contribuições Sociais	9.259	5.383	6.230
2.02.01.06.02	Benefícios Pós-Emprego	310.333	293.725	205.755
2.02.01.06.03	Passivo Fiscal Diferido	36.535	36.535	36.532
2.02.01.06.04	Outros	1.698	0	0
2.02.02	Resultados de Exercícios Futuros	0	0	0
2.04	Patrimônio Líquido	2.816.853	2.764.571	2.685.961
2.04.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0	0
2.04.03.01	Ativos Próprios	0	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0	0
2.04.04	Reservas de Lucro	279.392	227.110	148.500
2.04.04.01	Legal	249.496	197.214	148.257
2.04.04.02	Estatutária	0	0	0
2.04.04.03	Para Contingências	0	0	0
2.04.04.04	De Lucros a Realizar	0	0	0
2.04.04.05	Retenção de Lucros	29.896	29.896	243
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2007	4 -31/12/2006	5 -31/12/2005
2.04.04.07	Outras Reservas de Lucro	0	0	0
2.04.05	Lucros/Prejuízos Acumulados	0	0	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/12/2007	4 - 01/01/2006 a 31/12/2006	5 - 01/01/2005 a 31/12/2005
3.01	Receita Bruta de Vendas e/ou Serviços	2.906.968	2.619.189	2.399.458
3.01.01	Suprimento de Energia Elétrica	2.543.455	2.276.942	2.066.598
3.01.02	Fornecimento de Energia Elétrica	343.794	324.491	315.922
3.01.03	Outras Receitas	19.719	17.756	16.938
3.02	Deduções da Receita Bruta	(233.408)	(211.204)	(243.640)
3.02.01	PIS e COFINS	(149.365)	(133.584)	(201.705)
3.02.02	ICMS	(61.103)	(52.598)	(41.570)
3.02.03	ISS	(377)	(361)	(365)
3.02.04	Pesquisa e Desenvolvimento	(22.563)	(24.661)	0
3.03	Receita Líquida de Vendas e/ou Serviços	2.673.560	2.407.985	2.155.818
3.04	Custo de Bens e/ou Serviços Vendidos	(1.109.265)	(1.105.349)	(910.877)
3.04.01	Energia Elétrica Comprada de Terceiros	(394.651)	(391.995)	(429.528)
3.04.02	Transações no Âmbito da CCEE	(177.412)	(270.281)	(4.764)
3.04.03	Custo de Produção de Energia Elétrica	(526.372)	(432.819)	(467.257)
3.04.04	Custo dos Serviços Prestados	(10.830)	(10.254)	(9.328)
3.05	Resultado Bruto	1.564.295	1.302.636	1.244.941
3.06	Despesas/Receitas Operacionais	(172.723)	(139.431)	(200.378)
3.06.01	Com Vendas	(179.038)	(169.719)	(118.295)
3.06.02	Gerais e Administrativas	(113.716)	(111.933)	(90.525)
3.06.03	Financeiras	(62.502)	(76.562)	(51.448)
3.06.03.01	Receitas Financeiras	82.025	92.761	117.363
3.06.03.02	Despesas Financeiras	(144.527)	(169.323)	(168.811)
3.06.04	Outras Receitas Operacionais	3.442	105.245	(50.249)
3.06.04.01	Ganho em Ação Judicial	3.700	93.350	0
3.06.04.02	Const./Reversão Prov.Operac., líquida	(258)	11.895	(50.249)
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	179.091	113.538	110.139
3.06.06.01	Equivalência Patrimonial	185.838	120.284	116.885
3.06.06.02	Amortização de Ágio na Partic. Empresas	(6.747)	(6.746)	(6.746)
3.07	Resultado Operacional	1.391.572	1.163.205	1.044.563
3.08	Resultado Não Operacional	(1.507)	2.776	3.557
3.08.01	Receitas	1.240	46.752	31.548
3.08.02	Despesas	(2.747)	(43.976)	(27.991)
3.09	Resultado Antes Tributação/Participações	1.390.065	1.165.981	1.048.120
3.10	Provisão para IR e Contribuição Social	(350.935)	(141.099)	(123.605)
3.10.01	Imposto de Renda	(257.095)	(98.489)	(94.663)
3.10.02	Contribuição Social	(93.840)	(42.610)	(28.942)
3.11	IR Diferido	6.497	(45.736)	(4.419)
3.11.01	Imposto de Renda	5.431	(13.174)	26.114
3.11.02	Contribuição Social	1.066	(32.562)	(30.533)
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Período	1.045.627	979.146	920.096

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2007 a 31/12/2007	4 -01/01/2006 a 31/12/2006	5 -01/01/2005 a 31/12/2005
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	1,60190	1,50005	1,40959
	PREJUÍZO POR AÇÃO (Reais)			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/12/2007	4 - 01/01/2006 a 31/12/2006	5 - 01/01/2005 a 31/12/2005
4.01	Origens	1.742.155	1.335.173	1.337.013
4.01.01	Das Operações	1.045.035	1.074.361	949.301
4.01.01.01	Lucro/Prejuízo do Período	1.045.627	979.146	920.096
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	(592)	95.215	29.205
4.01.01.02.01	Depreciação e Amortização	176.521	159.004	158.608
4.01.01.02.02	Juros de não Circulantes	25.350	35.533	29.803
4.01.01.02.03	Variação Monetária de não Circulantes	(28.808)	(23.564)	(102.059)
4.01.01.02.04	Resultado da Equivalência Patrimonial	(185.838)	(120.284)	(116.885)
4.01.01.02.05	Amortização de Ágio	6.747	6.746	6.746
4.01.01.02.06	Const.(rev.) Prov.Oper.de não Circ. Líq.	8.120	(5.479)	45.003
4.01.01.02.07	Imposto de Renda e Cont.Social Diferidos	(6.497)	45.736	11.546
4.01.01.02.08	Outros	3.813	(2.477)	(3.557)
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	697.120	260.812	387.712
4.01.03.01	Financiamentos e Debêntures de L.Prazo	353.423	0	200.000
4.01.03.02	Dividendos de Controladas	219.943	159.021	108.860
4.01.03.03	Ativos Realiz.a LP Transf.p/o Circulante	22.335	28.981	40.884
4.01.03.04	Emprést. e Ben.Pós-Emp.Transf.p/o Circ.	101.289	55.982	36.532
4.01.03.05	Baixa de Provisão p/Manut. Programadas	0	16.025	0
4.01.03.06	Outras	130	803	1.436
4.02	Aplicações	1.538.092	1.399.126	1.583.511
4.02.01	Aumento no Ativo Realiz.a Longo Prazo	19.062	79.113	40.221
4.02.02	Ativo Circ.Transf.p/o Ativo Realiz.a LP	7.592	53.159	0
4.02.03	Investimentos	351.771	2.025	201.200
4.02.04	Aplicação no Imobilizado	67.586	64.347	36.803
4.02.05	Aplicação no Intangível e Diferido	1.428	299	716
4.02.06	Parcelamento a Receber de Ener. Elétrica	0	0	17.623
4.02.07	Dividendos Intermediários	0	0	147.000
4.02.08	Dividendos e Juros s/ o Capital Próprio	993.345	930.189	874.091
4.02.09	Emp. Financ. e Debêntures Transf.p/Circ.	70.478	248.935	182.815
4.02.10	Benefícios Pós-Emprego Transf.p/Circ.	17.557	10.654	57.938
4.02.11	Outros Passivos não Circ. Transf.p/Circ.	9.273	10.405	25.104
4.03	Acréscimo/Decréscimo no Cap. Circulante	204.063	(63.953)	(246.498)
4.04	Variação do Ativo Circulante	329.543	(13.614)	(248.148)
4.04.01	Ativo Circulante no Início do Período	771.335	784.949	1.033.097
4.04.02	Ativo Circulante no Final do Período	1.100.878	771.335	784.949
4.05	Variação do Passivo Circulante	125.480	50.339	(1.650)
4.05.01	Passivo Circulante no Início do Período	1.150.252	1.099.913	1.101.563
4.05.02	Passivo Circulante no Final do Período	1.275.732	1.150.252	1.099.913

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474..103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2007 A 31/12/2007 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	227.110	0	2.764.571
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Período	0	0	0	0	1.045.627	1.045.627
5.07	Destinações	0	0	0	52.282	(1.045.627)	(993.345)
5.07.01	Reserva Legal	0	0	0	52.282	(52.282)	0
5.07.02	Dividendos e Juros s/ Capital Próprio	0	0	0	0	(993.345)	(993.345)
5.07.03	Reserva de Retenção de Lucros	0	0	0	0	0	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	279.392	0	2.816.853

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2006 A 31/12/2006 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	148.500	0	2.685.961
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	29.653	29.653
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Período	0	0	0	0	979.146	979.146
5.07	Destinações	0	0	0	78.610	(1.008.799)	(930.189)
5.07.01	Reserva Legal	0	0	0	48.957	(48.957)	0
5.07.02	Dividendos e Juros s/ Capital Próprio	0	0	0	0	(930.189)	(930.189)
5.07.03	Reserva de Retenção de Lucros	0	0	0	29.653	(29.653)	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	227.110	0	2.764.571

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2005 A 31/12/2005 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	249.495	0	2.786.956
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	(147.000)	0	(147.000)
5.04.01	Dividendos Intermediários	0	0	0	(147.000)	0	(147.000)
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Período	0	0	0	0	920.096	920.096
5.07	Destinações	0	0	0	46.005	(920.096)	(874.091)
5.07.01	Reserva Legal	0	0	0	46.005	(46.005)	0
5.07.02	Dividendos e Juros s/ Capital Próprio	0	0	0	0	(874.091)	(874.091)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	148.500	0	2.685.961

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2007	4 - 31/12/2006	5 - 31/12/2005
1	Ativo Total	6.598.090	5.539.109	5.652.101
1.01	Ativo Circulante	1.264.351	792.052	836.532
1.01.01	Disponibilidades	794.091	256.840	309.137
1.01.01.01	Numerário Disponível	25.170	23.593	12.179
1.01.01.02	Aplicações Financeiras	768.921	233.247	296.958
1.01.02	Créditos	398.091	485.447	406.674
1.01.02.01	Clientes	349.906	358.002	320.605
1.01.02.01.01	Consumidores, Concess. e Permissionárias	349.906	358.002	320.605
1.01.02.02	Créditos Diversos	48.185	127.445	86.069
1.01.02.02.01	Tributos e Contrib. Sociais a Compensar	11.169	26.707	16.719
1.01.02.02.02	Cauções e Depósitos Vinculados	19.785	53.947	47.867
1.01.02.02.03	Recursos Vinculados ao Pgto Obrigações	0	21.643	0
1.01.02.02.04	Outros	17.231	25.148	21.483
1.01.03	Estoques	50.068	23.623	23.512
1.01.04	Outros	22.101	26.142	97.209
1.01.04.01	Despesas Pagas Antecipadamente	4.067	3.022	10.721
1.01.04.02	Ativo Fiscal Diferido	12.160	21.351	82.344
1.01.04.03	Outros	5.874	1.769	4.144
1.02	Ativo Não Circulante	5.333.739	4.747.057	4.815.569
1.02.01	Ativo Realizável a Longo Prazo	499.546	449.210	374.497
1.02.01.01	Créditos Diversos	142.757	128.284	134.949
1.02.01.01.01	Concessionárias e Permissionárias	4.548	16.063	38.314
1.02.01.01.02	Alienação de Bens e Direitos	81.315	68.565	60.220
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	24.183	13.124	10.296
1.02.01.01.04	Cauções e Depósitos Vinculados	32.330	29.422	26.119
1.02.01.01.05	Outros	381	1.110	0
1.02.01.02	Créditos com Pessoas Ligadas	0	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0	0
1.02.01.02.02	Com Controladas	0	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.01.03	Outros	356.789	320.926	239.548
1.02.01.03.01	Depósitos Judiciais	150.679	131.331	45.924
1.02.01.03.02	Ativo Fiscal Diferido	204.015	188.489	192.309
1.02.01.03.03	Outros	2.095	1.106	1.315
1.02.02	Ativo Permanente	4.834.193	4.297.847	4.441.072
1.02.02.01	Investimentos	113.407	36.873	43.619
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0	0
1.02.02.01.03	Participações em Controladas	0	0	0
1.02.02.01.04	Participações em Controladas - Ágio	82.595	34.757	41.503
1.02.02.01.05	Outros Investimentos	30.812	2.116	2.116
1.02.02.02	Imobilizado	4.612.826	4.148.898	4.272.779
1.02.02.03	Intangível	75.492	77.310	80.689
1.02.02.04	Diferido	32.468	34.766	43.985

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2007	4 - 31/12/2006	5 - 31/12/2005
2	Passivo Total	6.598.090	5.539.109	5.652.101
2.01	Passivo Circulante	1.479.796	1.246.812	1.187.388
2.01.01	Empréstimos e Financiamentos	121.024	306.079	243.343
2.01.02	Debêntures	56.560	37.834	31.090
2.01.03	Fornecedores	273.911	239.319	94.346
2.01.04	Impostos, Taxas e Contribuições	341.396	45.870	47.437
2.01.05	Dividendos a Pagar	532.997	478.043	495.487
2.01.05.01	Dividendos e Juros s/Capital Próprio	532.997	478.043	495.487
2.01.06	Provisões	43.409	39.856	91.569
2.01.06.01	Obrigações Estimadas	33.073	28.650	49.243
2.01.06.02	Contingências	10.336	11.206	42.326
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	110.499	99.811	184.116
2.01.08.01	Benefícios Pós-Emprego	18.450	20.369	81.020
2.01.08.02	Operações com Derivativos	0	4.526	65.876
2.01.08.03	Obrigações com Programa P&D	46.574	35.135	0
2.01.08.04	Outros	45.475	39.781	37.220
2.02	Passivo Não Circulante	2.301.441	1.527.726	1.778.752
2.02.01	Passivo Exigível a Longo Prazo	2.301.441	1.527.726	1.778.752
2.02.01.01	Empréstimos e Financiamentos	970.731	610.251	911.138
2.02.01.02	Debêntures	664.919	323.344	338.196
2.02.01.03	Provisões	70.834	56.942	102.771
2.02.01.03.01	Obrigações Estimadas	2.794	653	22.869
2.02.01.03.02	Contingências	68.040	56.289	79.902
2.02.01.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0	0
2.02.01.06	Outros	594.957	537.189	426.647
2.02.01.06.01	Tributos e Contribuições Sociais	12.203	5.383	6.230
2.02.01.06.02	Concessões a Pagar	234.188	201.546	178.130
2.02.01.06.03	Benefícios Pós-Emprego	310.333	293.725	205.755
2.02.01.06.04	Passivo Fiscal Diferido	36.535	36.535	36.532
2.02.01.06.05	Outros	1.698	0	0
2.02.02	Resultados de Exercícios Futuros	0	0	0
2.03	Part. de Acionistas Não Controladores	0	0	0
2.04	Patrimônio Líquido	2.816.853	2.764.571	2.685.961
2.04.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0	0
2.04.03.01	Ativos Próprios	0	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0	0
2.04.04	Reservas de Lucro	279.392	227.110	148.500
2.04.04.01	Legal	249.496	197.214	148.257
2.04.04.02	Estatutária	0	0	0
2.04.04.03	Para Contingências	0	0	0
2.04.04.04	De Lucros a Realizar	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2007	4 -31/12/2006	5 -31/12/2005
2.04.04.05	Retenção de Lucros	29.896	29.896	243
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.04.04.07	Outras Reservas de Lucro	0	0	0
2.04.05	Lucros/Prejuízos Acumulados	0	0	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/12/2007	4 - 01/01/2006 a 31/12/2006	5 - 01/01/2005 a 31/12/2005
3.01	Receita Bruta de Vendas e/ou Serviços	3.364.716	3.005.108	2.559.419
3.01.01	Suprimento de Energia Elétrica	2.421.532	2.291.922	2.097.482
3.01.02	Fornecimento de Energia Elétrica	929.246	693.848	451.716
3.01.03	Outras	13.938	19.338	10.221
3.02	Deduções da Receita Bruta	(321.289)	(299.576)	(271.053)
3.02.01	PIS e COFINS	(199.336)	(178.010)	(211.010)
3.02.02	ICMS	(95.260)	(92.887)	(59.678)
3.02.03	ISS	(377)	(361)	(365)
3.02.04	Pesquisa e Desenvolvimento	(26.316)	(28.318)	0
3.03	Receita Líquida de Vendas e/ou Serviços	3.043.427	2.705.532	2.288.366
3.04	Custo de Bens e/ou Serviços Vendidos	(1.069.820)	(1.081.392)	(710.810)
3.04.01	Energia Elétrica Comprada de Terceiros	(267.652)	(287.404)	(156.366)
3.04.02	Transações no Âmbito da CCEE	(181.709)	(281.313)	(7.090)
3.04.03	Custo de Produção de Energia Elétrica	(609.629)	(502.421)	(538.026)
3.04.04	Custo dos Serviços Prestados	(10.830)	(10.254)	(9.328)
3.05	Resultado Bruto	1.973.607	1.624.140	1.577.556
3.06	Despesas/Receitas Operacionais	(486.807)	(400.148)	(477.061)
3.06.01	Com Vendas	(216.757)	(210.149)	(164.796)
3.06.02	Gerais e Administrativas	(130.121)	(133.300)	(120.158)
3.06.03	Financeiras	(134.653)	(156.208)	(135.670)
3.06.03.01	Receitas Financeiras	100.602	107.666	139.086
3.06.03.02	Despesas Financeiras	(235.255)	(263.874)	(274.756)
3.06.04	Outras Receitas Operacionais	1.471	105.955	(49.691)
3.06.04.01	Ganhos em Ação Judicial	3.700	94.502	0
3.06.04.02	Const./Reversão Prov.Operac., líquida	(2.229)	11.453	(49.691)
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(6.747)	(6.446)	(6.746)
3.06.06.01	Amortização de Ágio na Partic. Empresas	(6.747)	(6.746)	(6.746)
3.06.06.02	Equiv.Patrim.s/Ajuste Exercício Anterior	0	300	0
3.07	Resultado Operacional	1.486.800	1.223.992	1.100.495
3.08	Resultado Não Operacional	(1.462)	2.985	3.557
3.08.01	Receitas	1.285	47.387	31.551
3.08.02	Despesas	(2.747)	(44.402)	(27.994)
3.09	Resultado Antes Tributação/Participações	1.485.338	1.226.977	1.104.052
3.10	Provisão para IR e Contribuição Social	(446.045)	(198.362)	(176.878)
3.10.01	Imposto de Renda	(326.894)	(140.376)	(133.677)
3.10.02	Contribuição Social	(119.151)	(57.986)	(43.201)
3.11	IR Diferido	6.334	(49.469)	(7.078)
3.11.01	Imposto de Renda	5.342	(15.921)	24.156
3.11.02	Contribuição Social	992	(33.548)	(31.234)
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Part. de Acionistas Não Controladores	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2007 a 31/12/2007	4 -01/01/2006 a 31/12/2006	5 -01/01/2005 a 31/12/2005
3.15	Lucro/Prejuízo do Período	1.045.627	979.146	920.096
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	1,60190	1,50005	1,40959
	PREJUÍZO POR AÇÃO (Reais)			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/12/2007	4 - 01/01/2006 a 31/12/2006	5 - 01/01/2005 a 31/12/2005
4.01	Origens	2.190.887	1.378.041	1.438.193
4.01.01	Das Operações	1.317.330	1.274.712	1.124.991
4.01.01.01	Lucro/Prejuízo do Período	1.045.627	979.146	920.096
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	271.703	295.566	204.895
4.01.01.02.01	Depreciação e Amortização	229.119	208.364	208.108
4.01.01.02.02	Juros de não Circulantes	42.876	54.062	50.089
4.01.01.02.03	Variação Monetária de não Circulantes	(16.551)	(15.175)	(112.838)
4.01.01.02.04	Amortização do Ágio	6.747	6.746	6.746
4.01.01.02.05	Const.(rev.) Prov.Oper.de não Circ, Líq.	10.364	(5.544)	44.555
4.01.01.02.06	Imposto de Renda e Cont.Social Diferidos	(6.334)	49.469	11.745
4.01.01.02.07	Outros	5.482	(2.356)	(3.510)
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	873.557	103.329	313.202
4.01.03.01	Financiamentos e Debêntures de L.Prazo	746.073	0	200.000
4.01.03.02	Ativos Realiz.a LP Transf.p/o Circulante	24.729	30.489	45.151
4.01.03.03	Emprést. e Ben.Pós-Emp.Transf.p/o Circ.	101.289	55.982	36.532
4.01.03.04	Resgate de Cauções e Dep. Vinculados	0	0	30.083
4.01.03.05	Baixa de Provisão p/Manut. Programadas	0	16.055	0
4.01.03.06	Outras	1.466	803	1.436
4.02	Aplicações	1.951.572	1.481.945	1.749.206
4.02.01	Aumento no Ativo Realiz.a Longo Prazo	22.414	91.018	48.801
4.02.02	Ativo Circ.Transf.p/o Ativo Realiz.a LP	7.592	53.159	0
4.02.03	Investimentos	81.378	0	0
4.02.04	Aplicação no Imobilizado	672.419	69.040	43.198
4.02.05	Aplicação no Intangível e Diferido	7.626	303	718
4.02.06	Parcelamento a Receber de Ener. Elétrica	0	0	17.623
4.02.07	Dividendos Intermediários	0	0	147.000
4.02.08	Dividendos e Juros s/ o Capital Próprio	993.345	930.189	874.091
4.02.09	Pré-pagamento de Financiamento	0	0	275.247
4.02.10	Emp. Financ. e Debêntures Transf.p/Circ	138.289	315.727	257.941
4.02.11	Benefícios Pós-Emprego Transf.p/Circ.	17.557	10.654	57.938
4.02.12	Outros Passivos não Circ. Transf.p/Circ.	10.952	11.855	26.649
4.03	Acréscimo/Decréscimo no Cap. Circulante	239.315	(103.904)	(311.013)
4.04	Variação do Ativo Circulante	472.299	(44.480)	(328.951)
4.04.01	Ativo Circulante no Início do Período	792.052	836.532	1.165.483
4.04.02	Ativo Circulante no Final do Período	1.264.351	792.052	836.532
4.05	Variação do Passivo Circulante	232.984	59.424	(17.938)
4.05.01	Passivo Circulante no Início do Período	1.246.812	1.187.388	1.205.326
4.05.02	Passivo Circulante no Final do Período	1.479.796	1.246.812	1.187.388

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Deloitte.

PARECER DOS AUDITORES INDEPENDENTES

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A.
Florianópolis – SC

1. Examinamos os balanços patrimoniais, individual e consolidado, da Tractebel Energia S.A. ("Sociedade" ou "controladora") e controladas, levantados em 31 de dezembro de 2007, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e os sistemas contábil e de controles internos da Sociedade e suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Sociedade e suas controladas, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira, individual e consolidada, da Tractebel Energia S.A. e suas controladas em 31 de dezembro de 2007, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Nosso exame foi conduzido com o objetivo de emitirmos parecer sobre as demonstrações contábeis básicas referidas no parágrafo 1, tomadas em conjunto. As demonstrações dos fluxos de caixa e do valor adicionado (controladora e consolidado) correspondentes ao exercício findo em 31 de dezembro de 2007, que estão sendo apresentadas para propiciar informações suplementares sobre a Sociedade e suas controladas, não são requeridas como parte integrante das demonstrações contábeis básicas, de acordo com as

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

práticas contábeis adotadas no Brasil. As demonstrações dos fluxos de caixa e do valor adicionado (controladora e consolidado) foram submetidas aos mesmos procedimentos de auditoria descritos no parágrafo 2 e, em nossa opinião, essas demonstrações suplementares estão adequadamente apresentadas, em todos os aspectos relevantes, em relação às demonstrações contábeis básicas referentes ao exercício findo em 31 de dezembro de 2007, tomadas em conjunto.

5. As demonstrações contábeis básicas e as demonstrações suplementares dos fluxos de caixa e do valor adicionado (controladora e consolidado) referentes ao exercício findo em 31 de dezembro de 2006, apresentadas para fins de comparação, foram examinadas por outros auditores independentes, que emitiram parecer, em 05 de fevereiro de 2007, sem ressalvas.

Rio de Janeiro, 1° de fevereiro de 2008

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC 2SP 011.609/O-8 "F" SC

Roberto Paulo Kenedi
Contador
CRC 1RJ 081.401/O-5 (S) SC

Relatório da Administração

Senhores Acionistas,

A Administração da Tractebel Energia S.A. ("Tractebel Energia" ou a "Companhia") tem a satisfação de submeter à sua apreciação o Relatório da Administração e as correspondentes demonstrações contábeis, acompanhadas dos pareceres dos Auditores Independentes e do Conselho Fiscal, referentes ao exercício social encerrado em 31 de dezembro de 2007. As informações estão apresentadas em milhões de Reais e em base consolidada, exceto quando especificado em contrário, e de acordo com as práticas contábeis adotadas no Brasil.

Mensagem da Administração

O ano de 2007 foi repleto de conquistas para a Tractebel Energia. Do ponto de vista financeiro, registramos o maior lucro líquido de nossa história, R$ 1.046 milhões, resultado 7% maior do que o do ano anterior e impulsionado por um faturamento também recorde. Nosso desempenho operacional foi igualmente exemplar: as usinas, mesmo operando em elevados níveis de exigência, atingiram um índice de disponibilidade de 98%, desconsiderando-se as paradas programadas, o que nos permitiu atender inclusive a demandas adicionais, como a exportação de energia para a Argentina, possibilitando à Companhia quebrar outro recorde: o de geração anual, com quase 34 mil GWh ou 3.865 MW médios.

Tão relevante quanto os desempenhos financeiro e operacional foi o fato de, em 2007, termos iniciado uma série de projetos que inauguraram um novo ciclo de crescimento para a Tractebel Energia.

Um dos destaques dentre o conjunto dos investimentos foi a aquisição da Companhia Energética São Salvador, responsável pela construção e futura operação da hidrelétrica de mesmo nome. Localizada no Rio Tocantins, a usina representará um aumento de 243 MW na capacidade instalada da Tractebel Energia e tem seu início de produção previsto para 2009.

Outro importante acréscimo de fonte de energia renovável se deu com a aquisição da hidrelétrica Ponte de Pedra, situada na divisa dos Estados do Mato Grosso e Mato Grosso do Sul. A usina já opera comercialmente desde 2005 e, quando da aprovação da transação pelas autoridades competentes, somará 176 MW à nossa capacidade instalada.

Para fazer face a todos esses investimentos, continuaremos contando com o vigor de nosso fluxo de caixa para os próximos anos, reforçado com a venda de 256 MW médios do Aproveitamento Hidrelétrico Estreito. Esta usina, em construção no Rio Tocantins e que terá 1.087 MW de potência, é um dos maiores projetos de geração de energia do Brasil, e é nossa intenção adquirir, no primeiro semestre de 2008, a parcela que nosso controlador, SUEZ Energy South America Participações Ltda. (SESA), possui no empreendimento.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Com relação ao parque termelétrico, o destaque do ano foi a aquisição do projeto Seival, no Rio Grande do Sul, que poderá acrescentar até 540 MW à capacidade instalada da Companhia quando entrar em operação em 2012 e cuja maior parte da produção temos intenção de exportar para o Uruguai, transformando em riqueza para o Brasil parte do carvão mineral disponível e não utilizado no Rio Grande do Sul.

Todas estas aquisições, somadas aos resultados positivos, marcam o ano de 2007, que também foi importante para elevarmos nosso nível de conhecimento sobre projetos de fontes de energia alternativa, como a biomassa, a eólica e as Pequenas Centrais Hidrelétricas (PCHs). A experiência adquirida por meio das incursões que realizamos nesse segmento, ainda que algumas não tenham frutificado, reforça nossa capacidade de avaliar mais criteriosamente novas oportunidades relacionadas a essas fontes já em 2008.

Diante deste cenário e do crescimento de consumo de energia elétrica no País, sentimo-nos prontos para crescer. E para crescer com sustentabilidade. Com esse foco, em 2007, ampliamos as ações com o objetivo de fortalecer nosso compromisso com os preceitos do desenvolvimento sustentável, que demandam a mensuração de nossos resultados não apenas na dimensão operacional-financeira, mas também nos âmbitos social e ambiental.

Um importante passo foi termos oficializado nossa Visão – "Ser, de modo sustentável, a melhor empresa de energia do Brasil" – e nossa Missão – "Gerar energia para a vida". Criamos também o Comitê de Sustentabilidade, encarregado de estabelecer metas para nossa atuação sócio-ambiental, e monitorar os resultados dos nossos projetos e ações de responsabilidade corporativa.

Fomos além: aprimoramos nosso Código de Ética, em consonância com as "Regras de Organização e de Conduta das Empresas do Grupo SUEZ". O novo Código reafirma os valores que compartilhamos com nosso controlador e aprofunda as questões relativas ao comportamento ético da Companhia. Além disso, elaboramos o regimento interno de nosso Conselho de Administração com base em documento análogo adotado pela SUEZ.

Como reconhecimento pela adoção das melhores práticas no relacionamento com o mercado, fomos agraciados com o Troféu Transparência, concedido pela Associação Nacional dos Executivos de Finanças, Administração e Contabilidade (ANEFAC), em parceria com o SERASA e a Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), às empresas que divulgam o balanço patrimonial e demais relatórios contábeis de forma clara e precisa.

Nosso comprometimento com o crescimento sustentável foi igualmente reconhecido: as ações da Tractebel Energia integram o Índice de Sustentabilidade Empresarial (ISE) pelo terceiro ano consecutivo, e todas nossas usinas tiveram as certificações NBR ISO 9001 e NBR ISO 14001 renovadas.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O crescimento robusto registrado em 2007, as boas perspectivas delineadas para os setores de infra-estrutura como um todo e as oportunidades de consolidação dentro do setor elétrico apontam para um ambiente convidativo a novos investimentos também em 2008. Se nos últimos anos passamos por transformações para nos preparar para esse novo ciclo de expansão, o exercício de 2007 definitivamente marcou nosso retorno ao crescimento. Queremos progredir, aumentando nosso *market share* de forma sustentável, sem abrir mão da ética, da eficiência e do comprometimento com o desenvolvimento sócio-ambiental das regiões onde atuamos. Estamos certos de que é dessa maneira que se gera cada vez mais valor para nossos acionistas e para a sociedade, a quem, juntamente com nossos empregados, clientes, fornecedores e todos aqueles que interagem com nossas atividades, gostaríamos de agradecer pela dedicação, apoio e confiança.

Manoel Arlindo Zaroni Torres
Diretor Presidente

Maurício Stolle Bähr
Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

1. Perfil Institucional

A Tractebel Energia é a maior companhia privada de geração de energia elétrica no Brasil. Desde 1998, ano em que começou a atuar no País, dedica-se a todas as etapas da implantação e operação de usinas geradoras. A comercialização da energia produzida em suas usinas, adicionada à de terceiros, é realizada com distribuidoras, comercializadoras e clientes industriais.

Sediada em Florianópolis, no Estado de Santa Catarina, ao final de 2007 a Companhia possuía parque gerador composto por seis usinas hidrelétricas e sete termelétricas, distribuídas pelos Estados de Santa Catarina, Rio Grande do Sul, Paraná, Mato Grosso do Sul e Goiás. As termelétricas são movidas a carvão, gás, óleo e biomassa, e todas têm suas emissões de gases controladas e monitoradas pela Companhia e respeitando os limites determinados pelas normas técnicas e os órgãos de licenciamento e fiscalização ambiental. Sua capacidade de fornecimento é de 5.918 MW, dos quais 4.705 MW provenientes de geração hidrelétrica e 1.213 MW de geração termelétrica, correspondente a cerca de 6% da capacidade instalada total do Brasil.

Além das atuais 13 usinas em operação, dois novos empreendimentos estão sendo desenvolvidos no Rio Tocantins – as hidrelétricas São Salvador e Estreito, que agregarão 678 MW à capacidade da Tractebel Energia.

Adicionalmente, em 2007, a Companhia adquiriu dois outros empreendimentos de geração: o projeto termelétrico Seival, situado no Rio Grande do Sul, que deverá entrar em operação em 2012; e a hidrelétrica Ponte de Pedra, entre os Estados do Mato Grosso e Mato Grosso do Sul, já em operação, que agregará 176 MW à capacidade total da Companhia quando da aprovação da aquisição pelos órgãos competentes. A aquisição do projeto termelétrico e da usina hidrelétrica demandou o aporte de R$ 23,8 milhões e R$ 592,0 milhões, respectivamente.

1.1. Controle Acionário

O capital total da Companhia em 31 de dezembro de 2007 era de R$ 2.445,8 milhões, representado por 652.742.192 ações ordinárias. A SUEZ Energy South America Participações Ltda. detém o controle, com 68,71% do capital.


Controle acionário
Outros
União Federal 1,90%
BNDESPAR 2,80%
Banco Clássico 10,00%
Suez Energy South America Part. Ltda. 68,71%

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

1.2. Organograma Societário

A Tractebel Energia é controlada pela SUEZ Energy South America Participações Ltda (SESA), que integra o Grupo SUEZ. A Companhia, por sua vez, detém o controle acionário da Companhia Energética São Salvador (CESS), da Companhia Energética Meridional (CEM) – em processo de incorporação -, da Lages Bioenergética Ltda. e da Tractebel Energia Comercializadora Ltda. Além disso, com 48,75%, a Companhia possui o controle compartilhado da Itá Energética S.A. (ITASA), empresa que detém a concessão para exploração da Usina Hidrelétrica Itá. Fazem parte também desse consórcio a Companhia Siderúrgica Nacional (CSN) e a Companhia de Cimento Itambé.

Em 2007, a SESA transferiu para a Tractebel Energia o controle acionário da CESS, concessionária responsável pela construção e exploração da Usina Hidrelétrica São Salvador, o que representou um investimento de R$ 304,0 milhões. No mesmo ano, a Companhia adquiriu por R$ 28,8 milhões 2,82% de participação acionária da Machadinho Energética S.A. (MAESA), responsável pela construção e operação da Usina Hidrelétrica Machadinho, agregando, dessa forma, 11,1 MW médios ao seu portfólio, e 2,34% na sua participação no consórcio, formado também pela Alcoa Alumínio S.A., Camargo Corrêa Cimentos S.A., Companhia Brasileira de Alumínio (CBA), Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT), Departamento Municipal de Eletricidade de Poços de Caldas (DME), Valesul Alumínio S.A. e Votorantim Cimentos Brasil Ltda. Com essa transação, a Companhia passou a deter 19,28% daquela usina.

Outra controlada, a Tractebel Energia Comercializadora Ltda., tem como incumbência a comercialização de energia elétrica no mercado de livre negociação, incluindo compra, venda, importação e exportação de energia elétrica, bem como a intermediação de qualquer dessas operações.


SUEZ
100,00%
SUEZ Energy Brasil
100,00%
SUEZ Energy South America Participações
40,07%
Consórcio Estreito Energia
68,71%
Tractebel Energia
SUEZ
NOVO MERCADO
99,99%
Cia. Energética Meridional
48,75%
ITASA
99,99%
Tractebel Energia Comercializadora
99,99%
Lages Bioenergética
99,99%
Cia. Energética São Salvador
2,82%
Machadinho Energética S.A.
99,99%
Delta Energética

2. Ambiente Macroeconômico

A economia brasileira se manteve em crescimento ao longo de 2007, impulsionada, principalmente, pelo cenário positivo desenhado para o consumo interno, que, por sua vez, cresceu graças à estabilidade dos preços, ao aumento dos investimentos, ao fortalecimento do mercado de trabalho e à ampliação do crédito.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Mantida dentro da meta estabelecida pelo Governo, a inflação medida pelo Índice Nacional de Preços ao Consumidor Amplo (IPCA) sofreu ligeiro aumento e fechou o ano em 4,46%. Os reajustes sucessivos do preço dos alimentos em 2007 foram uma das principais causas da elevação do índice.

A taxa de juros, no entanto, manteve a curva descendente que vinha registrando em 2006. De acordo com dados do Banco Central, a taxa Selic encerrou 2007 com seu nível nominal mais baixo, 11,25%, ou seja, uma redução de 2,00 p.p. em relação ao ano anterior.

Em 2007, a produção industrial acumulou crescimento de 6,0%, seu melhor resultado desde 2004, quando foi registrada expansão de 8,3%, conforme dados do Instituto Brasileiro de Geografia e Estatística (IBGE). O índice superou em muito o observado em 2006 (2,8%) e 2005 (3,1%). O aumento da produção foi abrangente, atingindo vinte e uma atividades e 66,0% dos produtos pesquisados.

Esses indicadores refletem uma resistência da economia brasileira às turbulências internacionais maior que a verificada no passado - lembrando que o mercado internacional vem sendo afetado pelas dificuldades do setor imobiliário nos Estados Unidos. Os preços no Brasil não foram muito penalizados, e as agências de classificação de risco mantêm o País próximo ao grau de investimento (*investment grade*), o que contribui para atrair investimentos estrangeiros diretos.

3. Mercado de Energia

O bom desempenho da economia brasileira teve como reflexo para o setor elétrico um aumento significativo do consumo. Em 2007, o consumo total atingiu 376,9 TWh, o que representa aumento de 5,4% em comparação a 2006, conforme dados divulgados pela Empresa de Pesquisa Energética (EPE). Do total de energia elétrica gerada em 2007, 93,2% foram produzidos por hidrelétricas, segundo o Operador Nacional do Sistema Elétrico (ONS). O restante foi produzido por usinas termelétricas a gás natural, diesel, óleo combustível, carvão vegetal ou mineral, madeira, biomassa (principalmente bagaço de cana-de-açúcar) e combustível nuclear. Vale destacar que, em 2007, o consumo industrial representou 45,9% da demanda total, ao passo que os segmentos residencial e comercial responderam por 24,1% e 15,6%, respectivamente, de acordo com a EPE.

Para atender à necessidade de expansão da infra-estrutura do País, o Governo Federal promulgou o Plano de Aceleração do Crescimento (PAC), em janeiro de 2007. O plano prevê o investimento de R$ 503,9 bilhões em infra-estrutura para os próximos quatro anos. Desse total, R$ 274,8 bilhões foram alocados para o setor elétrico. O PAC oferece benefícios, como redução de impostos atrelados a investimentos e ampliação e melhoria das condições de financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social (BNDES). Atualmente, o Grupo SUEZ desenvolve as obras de duas usinas integrantes do PAC: São Salvador, já transferida para a Tractebel Energia, e Estreito, em consórcio com outros investidores, cuja transferência da parcela da SUEZ para a Tractebel Energia deverá ocorrer no primeiro semestre de 2008.

4. Desempenho Operacional

4.1. Disponibilidade

O patamar de disponibilidade alcançado pelo conjunto das usinas da Tractebel Energia em 2007 foi de 98,0%, desconsiderando-se as paradas programadas. Quando consideradas todas as paradas, a disponibilidade global foi de 93,0%, sendo 94,8% na geração hidrelétrica e 85,0% na termelétrica.

4.2. Produção

No período de 12 meses, a produção total de energia elétrica da Companhia alcançou 33.858 GWh (3.865 MW médios), sendo 28.858 GWh (3.294 MW médios) provenientes das hidrelétricas e 5.000 GWh (571 MW médios) de fontes termelétricas.

Produção em 2007 - MW médios

Termelétricas 571

Hidrelétricas 3,294

Em 2007, foi quebrado o recorde histórico de geração global, correspondendo a um acréscimo de 58,6% em relação a 2006, devido principalmente às condições hidrológicas sensivelmente melhores em 2007, em relação às usinas hidrelétricas; e devido ao aumento das exportações para a Argentina, em relação às usinas termelétricas.

Numa avaliação global desses números, é de se destacar que, apesar do incremento na solicitação de carga que culminou com o recorde anual de geração já citado, a disponibilidade total do conjunto das usinas da Tractebel Energia manteve-se em patamar elevado, o que demonstra o alto grau de confiabilidade das usinas, mesmo em condições de elevada exigência do sistema elétrico.

4.3. Clientes

A carteira de clientes da Tractebel Energia é bem diversificada, abrangendo distribuidoras de energia, comercializadoras e clientes livres (grandes consumidores industriais), atendidos por meio de contratos flexíveis no tocante a volume e prazo.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A Companhia mantém política ativa de fidelização de clientes, através da qual presta serviços que possibilitam a adaptação da compra de energia ao processo produtivo de cada consumidor.

Em 2007, a presença de clientes livres no portfólio cresceu em relação ao ano anterior, alcançando 27,6% da receita operacional bruta e 33,9% das vendas físicas, representando aumento de 4,5 p.p. e 4,6 p.p., respectivamente, em comparação a 2006.

Participação de Clientes
nas Vendas Físicas


3%
15%
16%
66%
3%
22%
23%
52%
1%
29%
27%
43%
3%
34%
17%
46%
2004
2005
2006
2007

■ Distribuidoras ■ Comercializadoras ■ Clientes Livres ■ Exportação

4.4. Balanço de Energia

Com base nas previsões do setor que apontam para um potencial aumento de preço de energia, a Companhia optou por ter parte de sua disponibilidade descontratada a partir de 2011.

De acordo com os dados acerca da energia assegurada, garantia física e contratos de compra e venda em vigor na data de 31 de dezembro de 2007, o balanço de energia da Tractebel Energia mostra que a Companhia está com sua disponibilidade de energia, incluindo aquisições de terceiros, quase totalmente contratada até 2010.

Balanço de Energia - MW médios


3.586
3.576
3.758
3.718
3.935
3.728
3.792
3.030
3.712
3.049
3.816
2.776
2008
2009
2010
2011
2012
2013

■ Energia Disponível ■ Energia Contratada

5. Desempenho Econômico-Financeiro

5.1. Principais Indicadores

As informações apresentadas a seguir se encontram em milhões de Reais e em base consolidada, exceto quando especificado em contrário, e de acordo com as práticas contábeis adotadas no Brasil.

Indicadores	**2007**	**2006**	**Variação**
Receita Operacional Bruta	3.365	3.005	12,0%
Receita Operacional Líquida	3.043	2.706	12,5%
EBITDA	1.857	1.595	16,4%
Margem EBITDA	61,0%	59,0%	+2,0 p.p.
Resultado do Serviço – EBIT	1.628	1.387	17,4%
Resultado Financeiro	(135)	(156)	13,8%
Lucro Líquido	1.046	979	6,8%
Ativo Total	6.598	5.539	19,1%
Patrimônio Líquido	2.817	2.765	1,9%
Investimentos e Aplicações em Ativo Fixo	730	69	958,0%
Dívida Líquida Ajustada	1.019	1.025	-0,6%
Nº de Ações (mil)	652.742	652.742	0,0%
Lucro Líquido por Ação (R$)	1,60	1,50	6,8%
Valor Patrimonial por Ação (R$)	4,32	4,24	1,9%
Preço Médio da Ação – ON (R$)	20,32	16,53	23,0%
Distribuição de Dividendos	993	930	6,8%
Mercado			
Vendas de Energia (GWh)	32.800	32.836	-0,1%
Vendas de Energia (MW médios)	3.744	3.748	-0,1%
Corpo Funcional			
Empregados	917	905	1,3%

Nota: EBITDA: lucro operacional + despesas financeiras + depreciação e amortização + amortização de ágio

Os comentários da administração sobre o desempenho econômico-financeiro e o resultado das operações devem ser lidos em conjunto com as Demonstrações Contábeis.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

5.2. Receita Operacional Bruta

A receita de fornecimento de energia, a partir de janeiro de 2007, passou a ser registrada líquida do ICMS recolhido por substituição tributária incidente sobre operações de vendas interestaduais. Até 31 de dezembro de 2006 este imposto vinha sendo apresentado no grupo "Deduções da receita operacional". De modo a facilitar a análise comparativa entre os períodos apresentados, a receita operacional bruta e as deduções da receita bruta relativas ao exercício de 2006, passaram, respectivamente, de R$ 3.060,7 milhões e R$ 355,2 milhões para R$ 3.005,1 milhões e R$ 299,6 milhões.

No exercício de 2007, a receita operacional bruta alcançou R$ 3.364,7 milhões, 12,0% superior à receita auferida no ano de 2006, que foi de R$ 3.005,1 milhões, em função do aumento do preço médio de venda da energia em 12,0%, principalmente daquela contratada com consumidores livres, e pelo maior preço e volume de exportação de energia para atendimento das necessidades energéticas da Argentina. No ano de 2007, a quantidade de energia vendida manteve-se no mesmo patamar de 2006, da ordem de 3.740 MW médios.

5.3. Deduções da Receita Operacional

No ano de 2007, as deduções alcançaram R$ 321,3 milhões, 7,2% superior ao mesmo período de 2006, que foi de R$ 299,6 milhões. Este acréscimo deve-se, principalmente, à combinação do crescimento da receita de venda de energia com a redução do ICMS resultante da alteração na estrutura organizacional da controlada Tractebel Energia Comercializadora Ltda., a partir de junho de 2007, que fez com que o ICMS incidente sobre o faturamento de energia elétrica para consumidores livres do Estado de São Paulo, antes registrado como dedução da receita, passasse a ser cobrado por substituição tributária e deduzido diretamente da receita de fornecimento de energia elétrica.

5.4. Receita Operacional Líquida

No exercício de 2007, a receita líquida alcançou o valor de R$ 3.043,4 milhões, 12,5% acima do registrado em 2006, que foi de R$ 2.705,5 milhões. O aumento apresentado no ano decorreu, substancialmente, do crescimento de 12,0% do preço médio líquido de venda, que passou de R$ 80,96/MWh, em 2006, para R$ 90,65/MWh, em 2007, reflexo do incremento de preço e volume de energia vendida para consumidores livres e exportada para a Argentina.


Volume de Vendas - MW médios
3.748
3.744
2006
2007
Receita Líquida - R$ milhões
2.706
3.043
2006
2007
Preço Líquido Médio por MWh
R$ 81,0
R$ 90,7
2006
2007

5.5. Custos de Energia Elétrica e Serviços

No ano de 2007, os custos se mantiveram praticamente estáveis em relação a 2006, atingindo R$ 1.069,8 milhões em 2007 e R$ 1.081,4 milhões em 2006. A variação decorreu, principalmente, do comportamento dos principais componentes a seguir:

- **Energia elétrica comprada de terceiros:** redução de R$ 19,7 milhões, ocasionada pela menor quantidade de energia adquirida para a atividade de comercialização.

- **Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE:** redução de R$ 99,6 milhões, em função, principalmente, da combinação dos seguintes fatores: (i) queda de R$ 102,3 milhões, devido, substancialmente, a uma menor exposição na CCEE em decorrência da otimização de alocação dos recursos hidráulicos em comparação com 2006; (ii) aumento de R$ 61,4 milhões na receita resultante do Mecanismo de Realocação de Energia (MRE), pelo maior despacho de energia das usinas hidrelétricas requerido pelo ONS; e (iii) redução de R$ 57,4 milhões, na receita, em função de menor despacho de energia da Usina Termelétrica William Arjona (UTWA) em virtude de reforço de transmissão na região de Campo Grande (MS), a partir de novembro de 2006.

- **Combustíveis para produção de energia elétrica:** aumento de R$ 24,9 milhões em decorrência, basicamente, da conjugação dos seguintes aspectos: (i) redução de R$ 46,9 milhões devido ao menor consumo de gás verificado a partir da redução do despacho da UTWA, após o reforço de transmissão anteriormente mencionado, e ao corte no fornecimento de gás verificado no último trimestre de 2007; e (ii) aumento de R$ 72,6 milhões relativo ao consumo de carvão para atendimento à grande demanda de exportação de energia para a Argentina em 2007.

- **Compensação financeira pela utilização de recursos hídricos:** crescimento de R$ 51,4 milhões, em decorrência do expressivo aumento no despacho pelo ONS de energia gerada nas usinas hidrelétricas em comparação com o ano anterior, que foi influenciado pela forte estiagem que atingiu a Região Sul do País. Esse incremento foi parcialmente compensado pelo aumento da receita auferida no MRE, conforme anteriormente comentado.

- **Depreciação e amortização:** aumento de R$ 21,4 milhões, em razão de revisão da vida útil de certos ativos de usinas hidrelétricas, a partir de janeiro de 2007.

5.6. Despesas com Vendas

As despesas com vendas compõem-se, substancialmente, dos encargos de uso e conexão na rede elétrica e totalizaram R$ 216,7 milhões, 3,1% superior a 2006, em decorrência do aumento dos encargos de uso da rede por reajuste tarifário anual e das despesas com pessoal.

5.7. Despesas Gerais e Administrativas

Desconsiderando-se a despesa não-recorrente de R$ 9,1 milhões, reconhecida em 2006, em função da devolução do adicional tarifário anteriormente cobrado de clientes para compensar diferenças de PIS e COFINS, as despesas gerais e administrativas no ano de 2007 foram 4,7% superiores às de 2006, totalizando R$ 130,1 milhões. Os referidos aumentos decorreram, principalmente, do reajuste salarial anual e do reconhecimento, neste ano, da provisão para bônus dos administradores e para o Programa de Desligamento Voluntário (PDV) implementado pela Companhia.

5.8. Constituição (Reversões) de Provisões Operacionais, Líquidas

No exercício de 2007, a provisão constituída foi de R$ 2,2 milhões. Já em 2006, a reversão líquida de R$ 11,5 milhões foi resultante, principalmente, da reversão de provisão de natureza cível, no valor de R$ 22,0 milhões, e da constituição de provisão para pagamento de benefícios pós-emprego, no montante de R$ 7,9 milhões.

5.9. Ganhos em Ação Judicial

No ano de 2007, foi reconhecido o ganho de R$ 3,7 milhões, decorrente do trânsito em julgado de decisão favorável no processo que se discutia a redução da alíquota de retenção do Seguro Acidente do Trabalho. Já no exercício de 2006, a Companhia obteve ganhos em ações judiciais no valor de R$ 94,5 milhões, sendo R$ 5,8 milhões referentes a acordo efetuado em ação declaratória pelo pagamento indevido de seguro garantia em processo de concorrência internacional para importação de energia da Argentina e R$ 88,7 milhões pelo trânsito em julgado de decisão favorável ao afastamento da base de cálculo da contribuição ao PIS e a COFINS.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

5.10. EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA em 2007 alcançou R$ 1.857,3 milhões, 16,4% superior ao de 2006, que foi de R$ 1.595,0 milhões. A margem EBITDA em 2007 alcançou 61,0% enquanto a de 2006 foi de 59,0%.


61,0%
59,0%
1.595
1.857
2006
2007
EBITDA - R$ milhões
Margem EBITDA

5.11. Resultado Financeiro

5.11.1. Receitas Financeiras

No exercício de 2007, essas receitas reduziram R$ 7,1 milhões, em função de os aumentos na renda de aplicação financeira e na variação monetária sobre depósitos vinculados a litígios terem sido inferiores ao reconhecimento, no ano de 2006, de receita financeira não-recorrente relativa a juros extraordinários sobre parcelamento de dívidas de valores a receber tanto de venda de energia quanto de ganhos em processos judiciais.

5.11.2. Despesas Financeiras

No ano de 2007, essas despesas reduziram R$ 28,6 milhões em relação a 2006, em razão, principalmente, da combinação dos efeitos a seguir descritos: (i) queda de R$ 11,1 milhões nos encargos sobre os empréstimos, financiamentos e debêntures, devido à redução da TJLP, da SELIC e do CDI e à diminuição gradativa do endividamento pelas amortizações realizadas no exercício; (ii) crescimento de R$ 33,5 milhões na receita de variação cambial de empréstimos e financiamentos, líquida do resultado de operação de *hedge* cambial, em razão de maior desvalorização das moedas que compõem a dívida frente ao Real; e (iii) aumento de R$ 17,5 milhões na variação monetária sobre dívidas, em função do aumento do IGP-M entre os anos comparados.

5.12. Resultado Não Operacional

A variação de R$ 4,4 milhões entre os exercícios comparados decorre, substancialmente, da baixa de equipamentos em função de modernização efetuada em sistemas de algumas usinas da Companhia e dos efeitos decorrentes da alienação de 33,34% do Projeto Jacuí, em 2006.

5.13. Imposto de Renda e Contribuição Social

O aumento de R$ 191,9 milhões no exercício de 2007 deveu-se, principalmente, aos seguintes fatores: (i) incremento de R$ 87,8 milhões em decorrência do crescimento do resultado antes dos tributos da Companhia; (ii) maior imposto de renda e contribuição social, no valor de R$ 12,6 milhões, em função de menor crédito de juros sobre o capital próprio no ano de 2007 em comparação com 2006; e (iii) reconhecimento de ganho fiscal extraordinário de R$ 87,1 milhões, em 2006, devido aos efeitos da alienação de 33,34% do Projeto Jacuí.

5.14. Lucro Líquido

No exercício de 2007, o lucro líquido atingiu R$ 1.045,6 milhões, 6,8% maior do que o ano anterior, que foi de R$ 979,1 milhões, representando R$ 1,60 por ação. Desconsiderando-se os eventos não-recorrentes ocorridos no ano de 2006, quais sejam os ganhos em ações judiciais e os efeitos decorrentes da alienação do Projeto Jacuí, o lucro líquido de 2007 seria 28,9% superior ao de 2006.


Lucro Líquido - R$ milhões
1.046
979
811
2006
2007
■ Não recorrente

5.15. Distribuição de Dividendos

A Administração da Companhia aprovou a distribuição de R$ 993,3 milhões em proventos, sendo R$ 817,3 milhões na forma de dividendos e R$ 176,0 milhões como juros sobre o capital próprio, o que representa uma proposta de pagamento de 95% do lucro líquido do exercício, equivalente a R$ 1,5218031188 por ação.

A política de dividendos da Companhia estabelece um dividendo mínimo obrigatório de 30% do lucro líquido do exercício, ajustado nos termos da Lei das Sociedades por Ações. Adicionalmente, a Companhia aprovou a intenção de declarar e pagar dividendos e/ou juros sobre o capital próprio em montante não inferior a 55% do lucro líquido, ajustado nos termos da lei anteriormente mencionada. O valor dessas contribuições depende de vários fatores, tais como condição financeira da Companhia, suas perspectivas futuras, condições macroeconômicas e estratégia de crescimento. Foi aprovada ainda a distribuição de dividendos em períodos semestrais.

5.16. Endividamento

Em 31 de dezembro de 2007, a dívida líquida da Companhia (dívida total menos caixa e equivalentes e o resultado das operações de *swap*) era de R$ 1.019,1 milhões, comparada a R$ 1.025,2 milhões ao final de 2006.

A dívida bruta total consolidada, representada principalmente por empréstimos, debêntures e financiamentos, totalizava R$ 1.813,2 milhões em 31 de dezembro de 2007, um incremento de 41,9% comparativamente à posição de 31 de dezembro de 2006. Do total da dívida no final do período, 16,5% eram em moeda estrangeira, dos quais 47,2% estavam protegidos da variação cambial das moedas frente ao Real, através de instrumentos de *hedge*.

O acréscimo do endividamento da Companhia está relacionado à emissão de R$ 350,0 milhões em debêntures, realizada no segundo trimestre de 2007, que teve uma demanda quatro vezes superior à oferta. Adicionalmente, em 2007, houve a contratação de empréstimo junto ao BNDES e seus agentes financeiros no valor total de R$ 570,2 milhões para fazer frente aos investimentos na Usina Hidrelétrica São Salvador. O valor liberado até 31 de dezembro de 2007 foi de R$ 392,7 milhões.


Evolução da Dívida Líquida - R$ milhões
1.025
1.019
31/12/2006
31/12/2007
Composição da Dívida Bruta - R$ milhões
1.813
1.278
31/12/2006
31/12/2007
Moeda Nacional
Moeda Estrangeira


Cronograma de Vencimento da Dívida - R$ milhões


147
31
105
22
191
16
257
16
219
12
190
8
148
4
257
104
87
2008
2009
2010
2011
2012
2013
2014
De 2015 até 2023
2024
Moeda Nacional
Moeda Estrangeira

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

5.16.1. Emissão de Debêntures

Em 21 de maio de 2007, o Conselho de Administração autorizou a emissão do Primeiro Programa de Distribuição Pública de Debêntures, no valor de R$ 1,5 bilhão, e a concomitante segunda emissão de debêntures da Companhia, já no âmbito do referido programa, no valor de R$ 350,0 milhões, correspondente a 35 mil debêntures. O prazo de vigência é de 7 anos para as debêntures da 1ª Série e 5 anos para as debêntures da 2ª Série, contados a partir da data de emissão, com vencimento final em 15 de maio de 2014 e 15 de maio de 2012, respectivamente. As debêntures da 1ª Série serão atualizadas pelo IPCA e farão jus a juros remuneratórios, pagos anualmente, correspondentes a, no máximo, 8,70% ao ano. As debêntures da 2ª Série não serão atualizadas e farão jus a uma remuneração semestral que contemplará juros remuneratórios correspondentes a, no máximo, 103,5% da taxa DI.

Os recursos provenientes da emissão foram destinados à aquisição da totalidade das ações ordinárias e preferenciais de emissão da Companhia Energética São Salvador (CESS). Os principais adquirentes foram fundos de investimento e entidades de previdência privada.

6. Investimentos

6.1. Manutenção, Revitalização e Ampliação do Parque Gerador

A partir do segundo trimestre de 2007, a Companhia passou a realizar investimentos na construção da Usina Hidrelétrica São Salvador, com recursos financiados pelo BNDES. Esses investimentos atingiram R$ 305,1 milhões em 2007. Além disso, investimentos destinados aos projetos de manutenção e revitalização das usinas totalizaram R$ 74,3 milhões, 7,7% superior ao realizado em 2006.

O total acumulado de investimentos em 2007 atingiu R$ 379,4 milhões, valor significantemente superior aos R$ 69,0 milhões realizados em 2006, devido, principalmente, aos citados investimentos na Usina Hidrelétrica São Salvador.


Investimentos - R$ milhões
379
69
2006
2007

6.2. Pesquisa e Desenvolvimento

Em 2007, o Programa Anual de Pesquisa e Desenvolvimento da Tractebel Energia investiu R$ 16,2 milhões, segmentados conforme abaixo:

- ao Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT, administrado pela FINEP/MCT, foram destinados R$ 8,0 milhões;
- para custeio da Empresa de Planejamento Energético (EPE) do Ministério de Minas e Energia foram alocados R$ 6,2 milhões; e
- em projetos específicos de pesquisa e desenvolvimento aprovados pela Agência Nacional de Energia Elétrica (ANEEL) foram aplicados efetivamente R$ 2,0 milhões, distribuídos em 22 projetos em andamento. Ainda em 2007, foi realizada a defesa perante à ANEEL de 25 novos projetos de P&D referentes ao ciclo 2006/2007, que é composto por outros 9 projetos plurianuais, todos em execução. Para investimentos nestes 34 projetos de P&D, já estão provisionados R$ 8,3 milhões. Usualmente metade dos recursos é destinada a projetos na área de meio ambiente, e a outra metade no desenvolvimento de novas tecnologias e materiais aplicados aos processos de geração de energia elétrica bem como à prospecção de fontes alternativas de energia.

7. Governança Corporativa

Os esforços da Tractebel Energia em conduzir seus negócios em conformidade com as boas práticas de governança corporativa foram reconhecidos em 2007. A Companhia foi agraciada com o Troféu Transparência, concedido pela ANEFAC em parceria com o SERASA e a FIPECAFI, às empresas que divulgam o balanço patrimonial e demais relatórios contábeis da forma mais clara e precisa.

As ações da Tractebel Energia são negociadas no Novo Mercado, segmento da Bolsa de Valores de São Paulo (Bovespa) integrado por companhias que se comprometem voluntariamente com a adoção de práticas de governança corporativa adicionais ao exigido pela legislação. Sua estrutura de controle interno foi adequada aos regulamentos da Sarbanes-Oxley (SOX), lei norte-americana voltada às companhias de capital aberto que visa garantir a veracidade do conteúdo dos relatórios financeiros e a criação de mecanismos de auditoria e segurança confiáveis.

O Conselho de Administração é composto por nove membros efetivos, sendo dois conselheiros independentes e um representante dos empregados. A Diretoria Executiva possui seis membros eleitos pelo Conselho de Administração para mandato de três anos, com possibilidade de reeleição. O Conselho Fiscal possui três membros, sendo um deles indicado pelos acionistas minoritários.

A Tractebel Energia apresenta uma estrutura formada por oito comitês, cujas ações estão sujeitas à aprovação do Conselho de Administração. Em 2007, foi criado o Comitê de Sustentabilidade, cujo objetivo é gerir projetos e ações relacionados à responsabilidade corporativa social e ambiental.

7.1. Direitos dos Acionistas

Cada ação ordinária da Companhia confere ao seu detentor um voto em assembléia geral ordinária ou extraordinária, e o direito de receber dividendos; de participar da distribuição de lucros ou outras distribuições a acionistas; de fiscalizar a administração da Companhia, nos termos do Estatuto Social; de preferência na subscrição de ações, debêntures conversíveis em ações ou bônus de subscrição; e de retirar-se da Companhia nos casos previstos na Lei das Sociedades por Ações. De acordo com o regulamento do Novo Mercado, as ações ordinárias podem ser incluídas em oferta pública de ações, em decorrência da alienação do controle da Companhia, recebendo, no mínimo, 100% do preço pago por ação ordinária do bloco de controle. Além disso, a Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme cláusula compromissória constante do seu Estatuto Social.

7.2. Política de Divulgação de Informações

Revisada em 2007, a Política de Divulgação de Informações e de Negociação de Ações da Tractebel Energia atende às regras de transparência e às exigências dos órgãos reguladores do mercado financeiro, como o Banco Central, a Comissão de Valores Mobiliários (CVM) e Bovespa. A Companhia divulga fatos relevantes conforme a Instrução nº 358/02 da CVM, que exige a disponibilização de dados sobre seus negócios de forma a dar aos investidores tempo hábil para a tomada de decisão. As divulgações de resultados trimestrais, os fatos relevantes, os *press releases*, os relatórios anuais, os documentos arquivados na CVM, suas políticas e práticas e outras informações institucionais estão disponíveis em seu site de Relações com Investidores.

7.3. Código de Ética e Regimento Interno do Conselho de Administração

Em 2007, a Tractebel Energia aprimorou seu Código de Ética, que explicita as normas de conduta no relacionamento com as partes interessadas – empregados, clientes, fornecedores, acionistas, comunidades e Governo. O documento está alinhado aos valores e princípios do controlador, o Grupo SUEZ.

Além disso, a Tractebel Energia elaborou e implantou, com base em documento similar utilizado por seu controlador, o regimento interno de seu Conselho de Administração.

8. Mercado de Capitais

As ações da Tractebel Energia são negociadas no segmento do Novo Mercado da Bovespa sob o código TBLE3. Integram o Índice de Governança Corporativa Diferenciada (IGC), o Índice de Ações com Tag Along Diferenciado (Itag) e, pelo terceiro ano consecutivo, foram selecionadas para compor o Índice de Sustentabilidade Empresarial (ISE). A Companhia negocia ainda ADRs (*American Depositary Receipts*) Nível 1 no mercado de balcão norte-americano sob o código TBLEY.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Em um ano em que o Ibovespa, índice que representa o desempenho dos 57 papéis de maior liquidez, valorizou 43,7% e que o Índice de Energia Elétrica da Bovespa (IEE), que congrega as ações do setor elétrico, apreciou 23,7%, as ações da Tractebel Energia, negociadas em 100% dos pregões da Bovespa, tiveram uma valorização de 23,1%. O volume médio diário negociado atingiu R$ 15,6 milhões, 90,0% acima da média de 2006. No final do exercício, os papéis estavam cotados a R$ 21,30/ação.

As ações apresentaram aumento na liquidez, devido, principalmente, à contratação, em 2007, de um formador de mercado, cujo contrato vai até setembro de 2008.


Tractebel ON
IBOVESPA
160
150
140
130
120
110
100
90
80
Volume
60M
40M
20M
0
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez
2008

8.1. Relações com Investidores

O departamento de Relações com Investidores (telefone: 48 3221-7221) é responsável pela divulgação de informações sobre o desempenho da Companhia por meio de eventos, como o da Associação dos Analistas e Profissionais do Mercado de Capitais (Apimec), bem como por teleconferências e visitas às centrais geradoras, através do programa Por Dentro das Usinas. Mantém contato com investidores e analistas de mercado através desses eventos, reuniões diretas, contatos telefônicos e por meio do site de Relações com Investidores da Tractebel Energia.

9. Recursos Humanos

A política de Recursos Humanos da Tractebel Energia tem como base a valorização do ser humano e está estruturada de forma a sustentar a estratégia de negócio da Companhia. Para isso investe continuamente no desenvolvimento de programas que fortalecem atitudes e comportamentos alinhados à cultura organizacional.

Um dos instrumentos utilizados é a Pesquisa de Clima Organizacional, realizada a cada dois anos, com o objetivo de estreitar a relação de confiança entre a Companhia e os seus empregados. Em 2007, em pesquisa realizada pela Hay do Brasil, foi registrada uma melhoria no clima organizacional de 8 pontos percentuais, e 88% dos empregados consideraram a Tractebel Energia uma das melhores empresas para se trabalhar.

Outro aspecto que tem sido objeto de constante atenção da Companhia é o Programa de Sucessão, que abrange a contratação de novos empregados e a condução de um programa de desligamento voluntário vinculado à preparação de sucessores, com datas de saída programadas pela Companhia.

A Tractebel Energia encerrou 2007 com 917 empregados. No período foram admitidos 46 novos empregados e desligados 34.

Os serviços oferecidos pela Companhia demandam mão-de-obra especializada, exigindo um quadro de profissionais altamente qualificados: 36% têm formação universitária e 38% o segundo grau técnico.

A Tractebel Energia possui Acordos Coletivos de Trabalho assinados com sindicatos que representam seus empregados, em conformidade com as diretrizes da Organização Internacional do Trabalho (OIT) e inclui temas como reajuste salarial, planos de previdência, benefícios, segurança e saúde, equipamentos de proteção, treinamento e educação.

9.1. Saúde e Segurança

Em 2007, a Companhia passou a incluir em suas estatísticas de saúde e segurança do trabalho os empregados de empresas de serviços terceirizados, e desenvolveu diversas ações de conscientização sobre a importância de se ter um ambiente de trabalho seguro e saudável.

Como resultado, em 2007 não houve acidentes de trabalho fatais em suas instalações. A taxa de freqüência foi de 1,86 e a taxa de gravidade de 0,07 para um total de 4.836.731 horas trabalhadas no ano por empregados próprios e por empregados de empresas de serviços terceirizados.

No exercício de 2007 foram efetuadas também as adequações previstas nas Normas Regulamentadoras NR 10 e NR 33, do Ministério do Trabalho e Emprego, voltadas à segurança dos trabalhadores que lidam com instalações elétricas e com espaço confinado.

Anualmente um *check-up* médico é realizado por todos os empregados. Além disso, todos possuem um Plano Individual de Saúde, que estabelece metas associadas, por exemplo, a peso e nível de colesterol, com base nos resultados dos exames de cada empregado.

9.2. Benefícios

A Tractebel Energia oferece aos empregados e seus dependentes um auxílio à recuperação da saúde, que cobre as áreas médica, odontológica, farmacêutica e psicológica.

Oferece também seguro de vida em grupo, cobertura para incapacidade e invalidez, licença maternidade e paternidade, auxílio creche e alimentação, previdência privada e auxílio no atendimento a portadores de necessidades especiais.

O Plano de Previdência Privada da Companhia, administrado pela PREVIG – Sociedade de Previdência Complementar, tem a participação de 94,3% dos empregados, em sua grande maioria em plano de contribuição definida. Em 2007, a Companhia repassou R$ 8,8 milhões para este plano, e mais R$ 1,0 milhão para o custeio de despesas administrativas daquela sociedade.

Ainda em 2007, a Tractebel Energia assinou um termo de adesão com a Fundação Eletrosul de Previdência e Assistência Social (ELOS), com o objetivo de voltar a patrocinar, nesta instituição, parte dos ex-empregados aposentados que são de sua responsabilidade e que optaram por não fazer parte do plano da Tractebel Energia na PREVIG – Sociedade de Previdência Complementar. Com esta decisão, a Tractebel Energia atendeu aos anseios de mais de 2.200 participantes.

9.3. Treinamento e Desenvolvimento

A Companhia possui programa de treinamento e desenvolvimento, além de oferecer auxílio à formação educacional em diferentes níveis acadêmicos. Em 2007, a média de treinamento por empregado foi de 80,5 horas/homem, 16,7% superior ao registrado no ano de 2006, que totalizou 69 horas/homem.

9.4. Remuneração e Participação nos Resultados

A política de remuneração da Companhia está alinhada às praticas de mercado e é monitorada por meio de pesquisas salariais.

Em 2007, foram distribuídos aos empregados R$ 12,2 milhões como participação nos lucros do exercício anterior. A distribuição foi proporcional à remuneração e levou em consideração o desempenho individual e as metas alcançadas.

10. Responsabilidade Sócio-Ambiental

Promover rentabilidade e o desenvolvimento sustentável de longo prazo é um desafio constante. Para conciliar crescimento econômico com desenvolvimento social e proteção ao meio ambiente, a Companhia segue três princípios fundamentais:

- prover soluções sustentáveis sob os pontos de vista econômico, social e ambiental;
- controlar os impactos dos empreendimentos; e
- criar valor para os acionistas e a sociedade.

O plano de gestão ambiental da Companhia segue as premissas detalhadas no seu Código de Meio Ambiente, disponível em seu site (www.tractebelenergia.com.br). O documento prevê o controle permanente da emissão, deposição e aproveitamento de resíduos, a preservação dos recursos naturais e a recuperação de áreas ou ecossistemas degradados.

Além de cumprirem as condicionantes estabelecidas pelas licenças ambientais e a legislação vigente, todas as usinas da Tractebel Energia são abrangidas pelo Sistema Integrado de Gestão da Qualidade e Meio Ambiente, certificado conforme os requisitos da NBR ISO 9001 e da NBR ISO 14001.

Uma de suas usinas, a Unidade de Co-geração Lages, está oficialmente registrada junto ao Comitê Executivo da Convenção-Quadro das Nações Unidas sobre Alterações Climáticas (CQNUAC), caracterizada pela realização de uma atividade que atende aos requisitos do Mecanismo de Desenvolvimento Limpo (MDL), conforme estabelecido pelo Protocolo de Kyoto. A termelétrica está, portanto, habilitada a gerar créditos de carbono para comercialização pela Lages Bioenergética. Em 2007, Lages fechou contrato de venda de 750.000 toneladas de Reduções Certificadas de Emissões (RCEs), volume que representa 40% do total de RCEs a serem emitidas, e que deverá ser entregue ao Prototype Carbon Fund (PCF) em parcelas anuais até 2013.

A Tractebel Energia possui três programas de atuação em questões sociais e culturais:

- Programa Tractebel Energia de Responsabilidade Social, com foco na melhoria na qualidade de vida de crianças de comunidades carentes, na área de atuação da Companhia. Em 2007, foram aplicados mais de R$ 2,2 milhões;
- Programa Tractebel Energia de Melhoria Ambiental, com foco na educação ambiental, recuperação de áreas degradadas e reflorestamento nos locais onde a Companhia possui empreendimentos. Em 2007, destacamos o plantio de mais de 290 mil árvores nativas em áreas da Companhia ou adjacentes; e
- Programa Tractebel Energia de Desenvolvimento Cultural, com foco no desenvolvimento cultural das comunidades onde a Companhia está situada. Em 2007 foram aplicados mais de R$ 1,6 milhão.

Também em 2007 foi instituído o Comitê de Sustentabilidade Tractebel Energia, que possui entre suas atribuições criar um sistema pró-ativo de responsabilidade sócio-ambiental, bem como assegurar a transparência das ações e o uso ético dos recursos aplicados.

11. Auditores Independentes

Conforme o disposto no Artigo 2° da Instrução CVM n° 381/03, a Tractebel Energia informa que os auditores independentes da Companhia e de suas controladas, Deloitte Touche Tohmatsu Auditores Independentes, não prestaram serviços não relacionados à auditoria independente em 2007.

12. Agradecimentos

A Tractebel Energia agradece a seus empregados, clientes, fornecedores, acionistas, instituições financeiras, entidades governamentais, órgãos reguladores e todos aqueles que contribuíram para o desempenho da Companhia em 2007.

A Administração

11.01 - NOTAS EXPLICATIVAS

TRACTEBEL ENERGIA S.A.
DEMONSTRAÇÕES DOS FLUXOS DE CAIXA
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Informação suplementar)
(em milhares de reais)

	Controladora		Consolidado	
	2007	2006	2007	2006
Atividades operacionais				
Lucro líquido do exercício	1.045.627	979.146	1.045.627	979.146
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	176.521	159.004	229.119	208.364
Resultado de equivalência patrimonial	(185.838)	(120.284)	-	-
Amortização de ágio	6.747	6.746	6.747	6.746
Variação monetária e cambial, líquida	(33.137)	(12.711)	(16.320)	(1.938)
Juros líquidos	38.270	41.214	54.981	57.397
Constituição (reversão) de provisão operacional, líquida	4.781	(11.202)	6.758	(11.006)
Aplicações de recursos em pesquisa e desenvolvimento	-	31.364	-	35.076
Imposto de renda e contribuição social diferidos	(6.497)	45.736	(6.334)	49.469
Outros	236	6.592	(1.465)	6.669
	1.046.710	1.125.605	1.319.113	1.329.923
Redução (aumento) nos ativos				
Recursos vinculados a pagamentos de obrigações	21.643	(21.643)	21.643	(21.643)
Consumidores e concessionárias	3.007	14.155	19.612	(11.371)
Tributos e contribuições sociais a compensar	5.795	(12.948)	5.861	(10.412)
Almoxarifado	(26.570)	(204)	(26.445)	(111)
Cauções e depósitos vinculados/judiciais	32.849	(62.714)	33.061	(76.303)
Alienações de bens e direitos	(551)	3.703	9.333	3.273
Despesas antecipadas	(2.230)	7.424	(2.243)	7.700
Outros	(2.688)	4.080	(2.975)	3.568
	31.255	(68.147)	57.847	(105.299)
Aumento (redução) nos passivos				
Fornecedores	(6.216)	87.529	36.400	107.938
Empréstimos, financiamentos e debêntures	14.373	(898)	14.352	2.731
Tributos e contribuições sociais	243.718	(12.214)	303.993	(11.157)
Obrigações estimadas	6.288	3.738	6.295	3.732
Provisão para contingências	(5.615)	(11.852)	(6.806)	(11.983)
Benefícios pós-emprego	(29.334)	(30.374)	(29.334)	(30.374)
Obrigações com o programa de pesquisa e desenvolvimento	7.456	-	11.399	-
Outros	3.318	2.767	3.548	1.001
	233.988	38.696	339.847	61.888
Recursos provenientes das atividades operacionais	1.311.953	1.096.154	1.716.807	1.286.512
Atividades de investimento				
Aplicação no imobilizado	(67.586)	(64.347)	(372.199)	(69.040)
Aplicação no intangível e diferido	(1.428)	(299)	(5.346)	(303)
Aumento em investimentos, líquido das disponibilidades de controlada adquirida	(351.771)	(2.025)	(327.001)	-
Dividendos recebidos de controladas	231.958	134.860	-	-
Recursos (utilizados nas) recebidos das atividades de investimentos	(188.827)	68.189	(704.546)	(69.343)
Atividades de financiamento				
Financiamentos e debêntures	353.423	-	693.363	-
Pagamentos de empréstimos, financiamentos e debêntures	(132.268)	(177.169)	(202.041)	(243.541)
Liquidações de operações com *swaps*	(26.077)	(59.096)	(26.077)	(87.034)
Pagamentos de dividendos e juros sobre o capital próprio	(940.255)	(938.891)	(940.255)	(938.891)
Recursos utilizados nas atividades de financiamentos	(745.177)	(1.175.156)	(475.010)	(1.269.466)
Total dos efeitos no caixa e equivalentes	377.949	(10.813)	537.251	(52.297)
Caixa e equivalentes				
Saldo inicial	193.806	204.619	256.840	309.137
Saldo final	571.755	193.806	794.091	256.840
	377.949	(10.813)	537.251	(52.297)
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	73.191	90.410	114.892	137.682
Imposto de renda e contribuição social	102.500	92.093	154.470	150.147
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	16.974	65.555	21.638	67.188
Dividendos propostos e juros sobre o capital próprio creditados	545.279	492.189	545.279	492.189
Dividendos propostos a receber de controladas	91.006	103.021	-	-
Ajuste de exercícios anteriores	-	29.653	-	29.953

11.01 - NOTAS EXPLICATIVAS

TRACTEBEL ENERGIA S.A.
DEMONSTRAÇÕES DO VALOR ADICIONADO
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Informação suplementar)
(em milhares de reais)

	Controladora		Consolidado	
	2007	2006	2007	2006
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas e serviços	2.906.968	2.619.189	3.364.716	3.005.108
Ganhos em ações judiciais	3.700	93.350	3.700	94.502
Resultado não operacional	(1.507)	2.776	(1.462)	2.985
	2.909.161	2.715.315	3.366.954	3.102.595
(-) Insumos				
Materiais	(21.271)	(22.220)	(23.299)	(23.897)
Serviços de terceiros	(75.045)	(67.727)	(87.539)	(78.240)
Combustível para produção de energia	(118.684)	(95.575)	(126.960)	(102.070)
Energia elétrica comprada para revenda	(394.651)	(391.995)	(267.652)	(287.404)
Transações no âmbito da CCEE	(177.412)	(270.281)	(181.709)	(281.313)
Encargos de uso da rede elétrica	(169.161)	(162.625)	(205.762)	(202.545)
Seguros	(6.798)	(6.097)	(7.924)	(7.561)
Outros	(21.460)	(3.966)	(23.715)	(9.734)
	(984.482)	(1.020.486)	(924.560)	(992.764)
VALOR ADICIONADO BRUTO	1.924.679	1.694.829	2.442.394	2.109.831
Depreciação e amortização	(176.521)	(159.004)	(229.119)	(208.364)
VALOR ADICIONADO LÍQUIDO GERADO	1.748.158	1.535.825	2.213.275	1.901.467
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	82.025	92.761	100.602	107.666
Resultado de participações societárias	179.091	113.538	(6.747)	(6.446)
VALOR ADICIONADO A DISTRIBUIR	2.009.274	1.742.124	2.307.130	2.002.687

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2007	%	2006	%	2007	%	2006	%
Remuneração:								
Do trabalho								
Remuneração e encargos	94.073	4,7	81.782	4,7	95.777	4,2	83.432	4,2
Benefícios	23.802	1,2	21.622	1,2	24.101	1,0	21.885	1,1
Participação nos resultados	13.001	0,6	11.901	0,7	13.038	0,6	11.938	0,6
	130.876	6,5	115.305	6,6	132.916	5,8	117.255	5,9
Do capital de terceiros								
Encargos e variações monetárias/cambiais	119.134	5,9	152.838	8,8	167.084	7,2	216.720	10,8
Outras despesas financeiras	6.028	0,3	3.646	0,2	6.764	0,3	5.391	0,3
Aluguéis	7.334	0,4	5.524	0,3	7.907	0,4	6.491	0,3
	132.496	6,6	162.008	9,3	181.755	7,9	228.602	11,4
Do governo								
Impostos, taxas e contribuições	252.985	12,6	220.171	12,7	345.438	15,0	309.285	15,4
Encargos setoriais	102.852	5,1	78.659	4,5	127.381	5,5	95.588	4,8
Encargos s/concessão ANEEL	-	-	-	-	34.302	1,5	24.980	1,2
IR e CSLL	344.438	17,2	186.835	10,7	439.711	19,0	247.831	12,4
	700.275	34,9	485.665	27,9	946.832	41,0	677.684	33,8
Do capital próprio								
Reserva legal	52.282	2,6	48.957	2,8	52.282	2,3	48.957	2,4
Dividendos e juros s/ capital próprio	993.345	49,4	930.189	53,4	993.345	43,0	930.189	46,5
	1.045.627	52,0	979.146	56,2	1.045.627	45,3	979.146	48,9
	2.009.274	100,0	1.742.124	100,0	2.307.130	100,0	2.002.687	100,0

11.01 - NOTAS EXPLICATIVAS

1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à ANEEL, vinculada ao Ministério de Minas e Energia.

O controle acionário da Companhia pertence à Suez Energy South America Participações Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

Em março de 2007, a Companhia adquiriu, por R$ 28.793, o equivalente a 2,82% de participação acionária na Machadinho Energética S.A. – MAESA, a qual é uma Sociedade de Propósito Específico – SPE que explora, através de consórcio, a usina hidrelétrica Machadinho.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta das UHEs Itá, Cana Brava, Machadinho e da Unidade de Cogeração Lages, é de 5.881 MW, dos quais 79,37% em usinas hidrelétricas e 20,63% em termelétricas, constituída pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA , é de 5.918 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 11-d.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual possui autorização para explorar a unidade de cogeração Lages, no Município de Lages (SC), e da Tractebel Energia Comercializadora Ltda., empresa que comercializa energia no mercado livre de negociação.

Em junho de 2007, a Companhia adquiriu, da sua controladora Suez Energy South America Participações Ltda., o controle acionário da Companhia Energética São Salvador - CESS, correspondente a 99,99% das ações representativas do capital social, pelo valor de R$ 304.000. A CESS é uma Sociedade de Propósito Específico - SPE constituída para construir e operar a Usina Hidrelétrica São Salvador.

11.01 - NOTAS EXPLICATIVAS

A Companhia também adquiriu, através da controlada integral Delta Energética, em novembro de 2007, o controle acionário da Seival Participações S.A., correspondente a 100% das ações ordinárias representativas do capital social, pelo valor de R$ 23.813. A Seival Participações S.A. detém 99,99% das quotas do capital social da Usina Termelétrica Seival Ltda., constituída como uma Sociedade de Propósito Específico - SPE para implantar e explorar uma central geradora termelétrica a vapor, utilizando como combustível carvão mineral.

As principais características das controladas e de seus empreendimentos estão descritas na Nota 10-b.

A Tractebel Energia, através de Fato Relevante divulgado em 13.12.2007, comunicou aos seus acionistas e ao mercado em geral que sua controlada integral Energia América do Sul Ltda., adquiriu o controle acionário da Ponte de Pedra Energética S.A., pelo valor total de R$ 592.000, o qual será pago desde que satisfeitas determinadas condições constantes do contrato de compra e venda de ações celebrado naquela data, dentre elas, a anuência prévia da Agência Nacional de Energia Elétrica – ANEEL e a aprovação do BNDES. A Ponte de Pedra Energética S.A. detém a concessão da usina hidrelétrica Ponte de Pedra, com capacidade instalada de 176,1 MW e energia assegurada de 131,6 MW médios, localizada no Rio Correntes, no Estado de Mato Grosso, em operação comercial desde setembro de 2005. A referida aquisição pela Energia América do Sul Ltda. constitui para a Tractebel Energia investimento relevante, e se enquadra nas disposições do artigo 256 da Lei n.º 6.404/76, razão pela qual será submetida à ratificação de acionistas em assembléia geral. A aquisição da usina Ponte de Pedra representa mais um passo da Tractebel Energia em sua estratégia de crescimento no setor elétrico brasileiro.

2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

As demonstrações contábeis foram elaboradas em consonância com as práticas contábeis adotadas no Brasil e estão apresentadas com valores expressos em milhares de reais, exceto quando indicado de maneira diferente. Com o objetivo de aprimoramento das informações prestadas ao mercado, estão sendo apresentadas, como informações suplementares, as demonstrações dos fluxos de caixa e do valor adicionado.

A receita de fornecimento de energia, a partir de janeiro de 2007, passou a ser registrada líquida do ICMS recolhido por substituição tributária incidente sobre operações de vendas interestaduais. Até 31 de dezembro de 2006, este imposto vinha sendo apresentado no grupo "Deduções à receita operacional". De modo a facilitar a análise comparativa entre os períodos apresentados, a receita operacional bruta e as deduções à receita bruta relativas ao exercício de 2006, passaram, respectivamente, de R$ 2.638.577 e R$ 230.592 para R$ 2.619.189 e R$ 211.204, na controladora, e de R$ 3.060.737 e R$ 355.205 para R$ 3.005.108 e R$ 299.576, no consolidado.

3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

a) **Aplicações financeiras** - são registradas ao custo acrescido dos rendimentos auferidos até a data do balanço. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão.

b) **Provisão para créditos de liquidação duvidosa** - constituída em montante considerado suficiente pela Administração da Companhia para cobrir prováveis riscos na realização de créditos a receber de consumidores, concessionárias e permissionárias e de outros créditos, com base em análise individual dos créditos existentes.

c) **Imposto de renda e contribuição social diferidos (Ativo fiscal diferido)** - são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data do balanço, e são reconhecidos com base nas diferenças temporárias. A segregação entre circulante e não circulante obedece à expectativa de realização dos valores que lhe dão origem.

d) **Almoxarifado** - estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado.

e) **Ativos indexados** - são atualizados até a data do balanço.

f) **Investimentos** – os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos ao custo de aquisição, que não excede o valor de mercado;

g) **Imobilizado** - é registrado ao custo de aquisição ou construção, deduzido da depreciação, calculada pelo método linear, com base nas taxas anuais estabelecidas pela ANEEL, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas estão demonstradas na Nota 11-a.

Os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado. Até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico.

h) **Empréstimos, financiamentos e debêntures** – são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 15 e Nota 16). Os encargos decorrentes de ambos são apropriados até a data do balanço.

i) **Demais obrigações** - são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

j) **Provisão para contingências** – são constituídas mediante avaliação e quantificação dos riscos relacionados a assuntos tributários, cíveis, trabalhistas, cuja probabilidade de perda é considerada provável. Estas provisões estão sendo apresentadas líquidas dos depósitos judiciais a elas relacionadas. As referidas provisões são atualizadas pelos índices e taxas estabelecidas pelas autoridades fiscais e os honorários de advogados relacionados com tais provisões são registrados.

11.01 - NOTAS EXPLICATIVAS

k) Benefícios pós-emprego - são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, complementados pelos valores projetados atuarialmente e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas (ver Nota 21).

l) Resultado do exercício - as receitas e despesas são registradas com observância do regime de competência dos exercícios.

m) Reconhecimento dos efeitos inflacionários - estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

n) Uso de estimativas – a preparação das demonstrações contábeis de acordo com as práticas contábeis adotadas no Brasil requer que a administração da Companhia se baseie em estimativas para o registro de certas transações que afetam seus ativos, passivos, receitas e despesas, bem como a divulgação de informações em suas demonstrações contábeis. Os resultados finais dessas transações e informações podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro das provisões para crédito de liquidação duvidosa, contingências e benefícios pós-emprego, bem como à apresentação do perfil de exigibilidade das mesmas e de realização do respectivo ativo fiscal diferido.

o) Ajuste a valor presente – os ativos e passivos não circulantes contratados a preços futuros são ajustados a valor presente, com a taxa de desconto de 10% a.a., usualmente praticada no setor elétrico.

p) Demonstrações contábeis consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 10-b).

Em face da participação da controladora nas demais sociedades controladas ser de 99,99%, não houve efeito da participação dos acionistas não controladores nas demonstrações contábeis consolidadas.

4 – APLICAÇÕES FINANCEIRAS

	Controladora		Consolidado	
	2007	2006	2007	2006
Citibank - Fundo de Investimento Exclusivo				
Operações Compromissadas com Títulos Públicos Federais e Privados [1]				
Nota do Tesouro Nacional - NTN - B	424.512	-	535.435	-
Debêntures	30.092	-	37.955	-
Letra do Tesouro Nacional - LTN	241	153.637	303	153.637
	454.845	153.637	573.693	153.637
Certificado de Depósito Bancário - CDB	20.473	32.715	25.823	32.715
Letra do Tesouro Nacional - LTN	40.410	-	50.969	-
Letra Financeira do Tesouro - LFT	49.333	-	62.224	-
	565.061	186.352	712.709	186.352
Instituições Financeiras [2]				
Certificado de Depósito Bancário - CDB	-	-	31.657	16.518
Notas do Tesouro Nacional - NTN - D	-	-	3.634	4.508
Operações Compromissadas com Títulos Privados e Públicos Federais [1]				
Debêntures	-	-	20.921	22.165
Letra Financeira do Tesouro - LFT	-	-	-	3.704
	-	-	56.212	46.895
	565.061	186.352	768.921	233.247
Banco Santos				
Certificado de Depósito Bancário - CDB	1.777	1.777	2.603	2.603
(-) Provisão para perdas	(1.777)	(1.777)	(2.603)	(2.603)
	565.061	186.352	768.921	233.247

A Companhia estruturou as suas aplicações financeiras através da concentração dos recursos em um Fundo de Investimento Exclusivo e Multimercado, o qual pode ter suas cotas resgatadas a qualquer momento sem prejuízo dos rendimentos.

Os fundos exclusivos não possuem obrigações financeiras significativas, estando estas limitadas aos honorários de serviços de administração dos ativos, de execução das transações de investimentos e de auditoria, além de irrelevantes despesas gerais e administrativas.

Na carteira do fundo, em 31.12.2007, estão registradas operações no mercado futuro de taxa de juros (DI Futuro BMF), que tem por objetivo transformar alocações pré-fixadas em alocações indexadas ao CDI. Os resultados dessas operações são compensados com os apresentados na carteira de títulos acima mencionada. O saldo consolidado dessas transações em 31.12.2007 é de R$ 38.678.

11.01 - NOTAS EXPLICATIVAS

Estas operações têm os seguintes valores, datas de vencimento e características:

	Valor	Vencimento	Carteira protegida	Vencimento
DI Futuro	14.988	02.01.2008	LTN	01.01.2009
DI Futuro	23.690	01.07.2008	LTN	01.01.2008
	38.678			

A provisão para perdas em aplicações financeiras foi constituída para cobrir possíveis perdas decorrentes das aplicações em CDB que a Companhia e a controlada CEM possuem no Banco Santos, o qual teve a sua falência decretada em 2005.

(1) São operações de venda de títulos com compromisso de recompra assumido pelo vendedor, concomitante ao compromisso de revenda assumido pelo comprador. Essas operações possuem liquidez imediata, são remuneradas por uma taxa pré-fixada e estão lastreadas em títulos públicos federais e em títulos privados.

(2) Banco do Brasil, Banco Safra, Banco Santander, Banco Votorantim, Banco Itaú, ABN Amro Real, UNIBANCO, HSBC e Tesouro Nacional.

5 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	2007				2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	192.569	-	-	192.569	181.914
Comercializadoras	82.232	-	-	82.232	75.307
Consumidores livres	26.561	1.816	6	28.383	29.324
Exportação	-	-	740	740	740
Transações no âmbito da CCEE/MAE					
- Correntes	6.185	127	-	6.312	-
- Parcelamentos	11.350	-	-	11.350	19.537
- Recomposição tarifária extraordinária - RTE	1.373	212	-	1.585	7.841
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.820
	128.781	339	11.947	141.067	149.198
	430.143	**2.155**	**12.693**	**444.991**	**436.483**
(-) Provisão para créditos de liquidação duvidosa	(109.873)	-	(11.947)	(121.820)	(121.820)
	320.270	**2.155**	**746**	**323.171**	**314.663**
Não Circulante					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	3.658	-	-	3.658	13.820
- Recomposição tarifária extraordinária - RTE	890	-	-	890	2.243
	4.548	**-**	**-**	**4.548**	**16.063**

11.01 - NOTAS EXPLICATIVAS

	Consolidado				
	2007				2006
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	195.483	-	-	195.483	184.662
Comercializadoras	42.999	-	-	42.999	75.136
Consumidores livres	84.203	4.143	6	88.352	67.838
Exportação	-	-	740	740	740
Transações no âmbito do CCEE/MAE					
- Correntes	7.392	137	-	7.529	380
- Parcelamentos	11.350	-	-	11.350	19.537
- Recomposição tarifária extra-ordinária - RTE	1.373	212	-	1.585	7.841
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	130.613	349	13.944	144.906	152.200
	453.298	**4.492**	**14.690**	**472.480**	**480.576**
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(122.574)
	342.800	**4.492**	**2.614**	**349.906**	**358.002**
Não Circulante					
Transações no âmbito do CCEE/MAE					
- Parcelamentos	3.658	-	-	3.658	13.820
- Recomposição tarifária extra-ordinária - RTE	890	-	-	890	2.243
	4.548	**-**	**-**	**4.548**	**16.063**

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do Mercado Atacadista de Energia Elétrica – MAE (atualmente Câmara de Comercialização de Energia Elétrica – CCEE) referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para créditos de liquidação duvidosa sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

6 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A COMPENSAR

	Controladora		Consolidado	
	2007	**2006**	**2007**	**2006**
Circulante				
ICMS	42.764	44.375	44.894	45.857
Imposto de renda	-	9.021	681	10.369
Contribuição social	-	2.945	-	3.199
COFINS	2.256	1.139	2.316	1.139
PIS	490	249	503	249
INSS	2.913	7.245	2.913	7.245
	48.423	**64.974**	**51.307**	**68.058**
(-) Provisão para perdas na recuperação de créditos de ICMS	(40.138)	(41.351)	(40.138)	(41.351)
	8.285	**23.623**	**11.169**	**26.707**
Não Circulante				
ICMS	3.934	3.110	6.897	5.880
COFINS	8.762	5.943	8.772	5.953
PIS	1.902	1.289	1.904	1.291
INSS	6.610	-	6.610	-
	21.208	**10.342**	**24.183**	**13.124**

A provisão para perdas na recuperação de créditos de ICMS é decorrente do imposto incidente sobre a aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, e foi constituída em virtude da dificuldade de compensação total de tais créditos, tendo em vista que a venda de energia elétrica naquele Estado ocorria com diferimento de ICMS.

7 – ATIVO FISCAL DIFERIDO

Controladora

Natureza dos créditos	2007				2006
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso – RIC	146.550	36.637	-	36.637	34.167
Benefícios pós-emprego	190.812	47.703	17.173	64.876	57.120
Provisão para créditos de liquidação duvidosa	121.820	30.455	10.964	41.419	41.419
Provisão para contingências	106.505	26.626	9.586	36.212	33.565
Provisão para perdas com créditos de ICMS	40.138	10.035	3.612	13.647	14.060
Depreciação acelerada na UTE W. Arjona	25.190	6.298	2.267	8.565	9.701
Participação de empregados nos lucros e bônus gerencial	5.091	1.273	458	1.731	5.731
Ajuste a valor presente de valores a receber	20.181	5.045	1.816	6.861	8.598
Provisão para perdas em aplicações financeiras	1.777	444	160	604	604
PIS e COFINS com exigibilidade suspensa	4.787	1.197	431	1.628	-
Outros	3.770	942	340	1.282	2.000
		166.655	46.807	213.462	206.965
Classificação do ativo fiscal diferido:					
Circulante		9.860	2.231	12.091	19.683
Não circulante		156.795	44.576	201.371	187.282
		166.655	46.807	213.462	206.965

Consolidado

Natureza dos créditos	2007				2006
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso – RIC	146.550	36.637	-	36.637	34.167
Benefícios pós-emprego	190.812	47.703	17.173	64.876	57.120
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.675
Provisão para contingências	110.257	27.564	9.924	37.488	34.305
Provisão para perdas com créditos de ICMS	40.138	10.035	3.612	13.647	14.060
Depreciação acelerada na UTE W. Arjona	25.190	6.298	2.267	8.565	9.701
Participação de empregados nos lucros e bônus gerencial	5.091	1.273	458	1.731	5.731
Ajuste a valor presente de valores a receber	20.181	5.045	1.816	6.861	8.598
Provisão para perdas em aplicações financeiras	2.603	651	234	885	885
PIS e COFINS com exigibilidade suspensa	6.416	1.604	578	2.182	-
Outros	4.787	1.197	431	1.628	3.598
		168.650	47.525	216.175	209.840
Classificação do ativo fiscal diferido:					
Circulante		9.911	2.249	12.160	21.351
Não circulante		158.739	45.276	204.015	188.489
		168.650	47.525	216.175	209.840

11.01 - NOTAS EXPLICATIVAS

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas.

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia, indicam que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros.

O horizonte de realização do ativo fiscal diferido e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2008	12.091	12.160
2009	13.789	14.235
2010	12.663	12.746
2011	20.614	21.328
2012	39.037	39.482
2013 a 2015	89.886	90.808
2016 e 2017	25.382	25.416
	213.462	**216.175**
Ativo fiscal diferido, não registrado		
2018	3.664	3.664
2019	3.492	3.492
2020	734	734
2021	734	734
2022	734	734
2023 a 2025	2.202	2.202
2026 a 2028	2.202	2.202
2029 em diante	1.686	1.686
	15.448	**15.448**
	228.910	**231.623**

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371, de 27.06.2002.

8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	2007		2006	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**1.390.065**	**1.390.065**	**1.165.981**	**1.165.981**
Diferenças permanentes				
Adições				
Amortização de ágio	6.747	-	6.746	-
Gratificação e 13º de dirigentes	3.178	-	1.784	-
Doações	2.242	2.242	2.235	2.235
Outras despesas indedutíveis	354	354	314	314
Exclusões				
Equivalência patrimonial	(185.838)	(185.838)	(120.284)	(120.284)
Juros sobre o capital próprio	(176.000)	(176.000)	(213.000)	(213.000)
Baixa de provisão para perda da UTE Jacuí	-	-	(303.131)	-
RIC [(*)]				
UTE Jacuí	-	-	(71.263)	-
Demais ativos	(14.636)	-	(13.630)	-
Base de cálculo dos tributos no resultado	**1.026.112**	**1.030.823**	**455.752**	**835.246**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(256.528)**	**(92.774)**	**(113.938)**	**(75.172)**
Complemento do IR diferido sobre a RIC [(*)]	2.471	-	-	-
Incentivos fiscais	2.369	-	2.181	-
Outros	24	-	94	-
Imposto de renda e contrib. social - resultado	**(251.664)**	**(92.774)**	**(111.663)**	**(75.172)**
Composição dos tributos no resultado:				
Corrente	(257.095)	(93.840)	(98.489)	(42.610)
Diferido	5.431	1.066	(13.174)	(32.562)
	(251.664)	(92.774)	(111.663)	(75.172)

[(*)] RIC – Remuneração das Imobilizações em Curso

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2007		2006	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**1.485.338**	**1.485.338**	**1.226.977**	**1.226.977**
Diferenças permanentes				
Adições				
Amortização de ágio	6.747	-	6.746	-
Gratificação e 13° de dirigentes	3.509	-	1.999	-
Doações	2.490	2.490	5.726	5.726
Perdas com operações de *swaps*	-	-	8.243	8.243
Outras despesas indedutíveis	272	272	345	345
Exclusões				
Juros sobre o capital próprio	(176.000)	(176.000)	(213.000)	(213.000)
Baixa de provisão para perda da UTE Jacuí RIC (*)	-	-	(303.131)	-
UTE Jacuí	-	-	(71.263)	-
Demais ativos	(14.636)	-	(13.630)	-
Ajuste em controlada tributada pelo lucro Outros	-	-	(300)	(300)
Base de cálculo dos tributos no resultado	**1.302.212**	**1.308.105**	**635.911**	**1.017.040**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(325.553)**	**(117.729)**	**(158.978)**	**(91.534)**
IR e CS de exercícios anteriores	(1.195)	(430)	-	-
Complemento do IR diferido sobre a RIC (*)	2.471	-	-	-
Incentivos fiscais	2.617	-	2.503	-
Outros	108	-	178	-
Imposto de renda e contrib. social - resultado	**(321.552)**	**(118.159)**	**(156.297)**	**(91.534)**
Composição dos tributos no resultado:				
Corrente	(326.894)	(119.151)	(140.376)	(57.986)
Diferido	5.342	992	(15.921)	(33.548)
	(321.552)	(118.159)	(156.297)	(91.534)

(*) RIC – Remuneração das Imobilizações em Curso

9 – ALIENAÇÕES DE BENS E DIREITOS

Registra os valores a receber da Elétrica Jacuí S.A. – ELEJA relativos à venda do empreendimento termelétrico Jacuí. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí, a qual, nos termos do contrato, assumiu a responsabilidade pela conclusão do projeto.

Em garantia ao cumprimento das obrigações contratuais, incluindo o pagamento do preço de compra, a ELEJA deu à Tractebel Energia, em promessa de penhor e hipoteca, os direitos, bens, máquinas, imóveis e seus acessórios, que foram objeto do contrato de compra e venda entre as partes.

De acordo com as condições contratuais, os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu ao seu ajuste a valor presente, aplicando a taxa de desconto de 10% a.a. Os valores nominais e os descontados a valor presente, na controladora e no consolidado, são como se segue:

	2007	2006
Valor da alienação	101.496	93.855
(-) Ajuste a valor presente	(20.181)	(25.290)
	81.315	68.565

10 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	2007	2006	2007	2006
Participações societárias permanentes:				
Avaliadas pelo método de equivalência patrimonial				
Equivalência Patrimonial	1.062.602	806.786	-	-
Ágio	63.067	34.757	82.595	34.757
Avaliadas pelo custo de aquisição	28.796	3	28.796	3
Bens e direitos para uso futuro	1.895	1.742	1.895	1.742
Outros investimentos	121	371	121	371
	1.156.481	843.659	113.407	36.873

11.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1) Avaliadas pelo método de equivalência patrimonial

Empresas	2007				2006	
	Lote de Mil Ações ou Quotas	Participação (%)	Lucro Líquido (Prejuízo)	Patrimônio Líquido	Lucro Líquido (Prejuízo)	Patrimônio Líquido
Itá Energética S.A. – ITASA	253.607	48,75	29.617	583.424	28.380	567.580
Companhia Energética Meridional - CEM	344.528	99,99	99.436	443.744	88.217	480.558
Companhia Energética São Salvador - CESS	268.943	99,99	-	268.943	-	-
Lages Bioenergética Ltda.	30.530	99,99	7.929	40.345	15.929	32.416
Tractebel Energia Comercializadora Ltda.	4.200	99,99	64.066	4.200	2.031	17.113
Delta Energética S.A.	20.960	99,99	(31)	20.898	(28)	3
Lagoa Formosa Bioenergética Ltda.	50	99,99	-	50	-	-

Movimentação dos investimentos

Equivalência Patrimonial

Empresas	Saldos em 31.12.2006	Constituição /Aquisição Empresa	Aumento de Capital	Resultado da Equivalência Patrimonial	Dividendos	Saldos em 31.12.2007
ITASA	276.695	-	-	14.438	(6.714)	284.419
CEM	480.558	-	-	99.436	(136.250)	443.744
CESS	-	268.943	-	-	-	268.943
Lages Bioenergética	32.416	-	-	7.929	-	40.345
Tractebel Energia Comercializadora	17.113	-	-	64.066	(76.979)	4.200
Delta Energética	4	-	20.925	(31)	-	20.898
Lagoa Formosa	-	50	-	-	-	50
Outras	-	3	-	-	-	3
	806.786	268.996	20.925	185.838	(219.943)	1.062.602

Ágio

Empresas	Saldos em 31.12.2006	Aquisição Empresa	Amortização	Saldos em 31.12.2007
ITASA	8.010	-	(2.289)	5.721
CEM	26.747	-	(4.458)	22.289
CESS	-	35.057	-	35.057
Controladora	**34.757**	**35.057**	**(6.747)**	**63.067**
Delta Energética				
Seival Participações	-	19.528	-	19.528
Consolidado	**34.757**	**54.585**	**(6.747)**	**82.595**

Informações sobre as controladas

Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da ANEEL, com prazo de vigência de 35 anos, a partir de 28.12.1995. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, e possui capacidade instalada de 1.450 MW e 720 MW médios de energia assegurada. Nos termos do Contrato de Consórcio, a controlada ITASA tem direito à quantidade de energia equivalente a 60,5% de 668 MW médios.

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão de 35 anos.

11.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada em conjunto estão demonstrados a seguir, os quais foram consolidados, nas demonstrações contábeis que estão sendo apresentadas, na proporção dos investimentos da Companhia no capital social da controlada:

ATIVO	2007	2006
Ativo circulante	69.220	74.786
Ativo não circulante		
Realizável a longo prazo	4.177	3.743
Permanente	976.714	1.022.962
	980.891	1.026.705
TOTAL DO ATIVO	**1.050.111**	**1.101.491**
PASSIVO E PATRIMÔNIO LÍQUIDO		
Passivo circulante	115.277	109.534
Passivo não circulante		
Exigível a longo prazo	351.410	424.377
Patrimônio líquido	583.424	567.580
TOTAL DO PASSIVO	**1.050.111**	**1.101.491**
RESULTADO		
Receitas operacionais brutas	220.442	219.049
Deduções da receita operacional	(22.314)	(22.280)
Receitas líquidas de vendas	**198.128**	**196.769**
CUSTOS DE PRODUÇÃO DE ENERGIA ELÉTRICA	**(58.934)**	**(45.447)**
LUCRO BRUTO	**139.194**	**151.322**
DESPESAS OPERACIONAIS		
Despesas com vendas	(24.296)	(29.926)
Despesas gerais e administrativas	(20.236)	(19.526)
	(44.532)	**(49.452)**
Resultado do serviço	**94.662**	**101.870**
Despesas financeiras, líquidas	**(50.006)**	**(59.434)**
RESULTADO OPERACIONAL	**44.656**	**42.436**
RESULTADO NÃO OPERACIONAL	**93**	**432**
RESULTADO ANTES DOS TRIBUTOS	**44.749**	**42.868**
Imposto de renda e contribuição social	(15.132)	(14.488)
LUCRO LÍQUIDO DO EXERCÍCIO	**29.617**	**28.380**

Companhia Energética Meridional – CEM (controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

11.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina.

Companhia Energética São Salvador – CESS (controlada)

Em 2007, a Companhia adquiriu a totalidade das ações de emissão da CESS, detidas pela sua controladora SUEZ Energy South America Participações Ltda.

A CESS é titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada. Em outubro de 2006, a CESS comercializou no 3° Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada - ACR.

O preço pago pela Companhia foi de R$ 304.000 à vista, valor esse que deverá ser acrescido de R$ 18.000, caso ocorra a concatenação entre a data do início dos pagamentos relativos ao Uso do Bem Público - UBP e o início do fornecimento de energia elétrica, originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica - CCEARs.

O ágio pago na aquisição do controle acionário foi de R$ 35.057 e será adicionado de R$ 18.000 caso seja concretizada a condição acima mencionada. O referido ágio tem fundamento econômico na expectativa de resultado futuro e será amortizado a partir do início da operação comercial, previsto para 2009. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina.

Pela outorga da concessão onerosa da UHE São Salvador, a CESS pagará à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL, o valor original de R$ 555.000, em parcelas mensais proporcionais ao valor anual reajustado. De acordo com o Segundo Termo Aditivo ao Contrato de Concessão, datado de 18.07.2007, o início do pagamento dar-se-á a partir da operação comercial da 1ª unidade geradora da UHE São Salvador, ou a partir do início da entrega da energia objeto de Contratos de Comercialização de Energia no Ambiente Regulado – CCEAR, o que ocorrer primeiro, até o término da concessão, em abril de 2037.

Ainda conforme o referido aditivo, este valor foi atualizado anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M até a data do aditivo contratual, em 18.07.2007, e a partir desta data, pela variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA.

Os valores contratuais atualizados são os seguintes:

	2007	2006
Valor anual	33.009	30.164
Parcelas mensais (1/12)	2.751	2.514
Valor nominal total	935.264	904.909
Valor presente total	286.317	278.000

11.01 - NOTAS EXPLICATIVAS

O valor presente total foi calculado com base na taxa de desconto de 10% a.a., tradicionalmente utilizada no setor elétrico brasileiro, considerando os pagamentos no período de 01.01.2009 a 23.04.2037.

Lages Bioenergética Ltda. (controlada)

A Lages detém a autorização da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002.

A Usina de Cogeração, no ano de 2006, obteve o registro no Comitê Executivo de Mecanismo do Desenvolvimento Limpo - MDL da ONU por utilizar resíduos de madeira para negociar créditos de carbono.

Tractebel Energia Comercializadora Ltda. (controlada)

A Sociedade tem por objeto social a comercialização de energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades.

Delta Energética S.A. (controlada)

Em 2007, a controlada adquiriu a totalidade das ações de emissão da Seival Participações S.A.. A Seival é uma *holding* de propósito específico, detentora de 99,99% do capital social da Usina Termelétrica Seival Ltda., com sede na cidade de Porto Alegre - RS.

A aquisição da Seival Participações acrescenta ganhos ao desenvolvimento do projeto para exportação de energia ao Uruguai a partir de 2012, uma vez que detém os direitos (incluindo autorização da ANEEL, licença prévia e opção de compra de imóvel) para implantar e explorar uma termelétrica a carvão em Candiota - RS, com potência instalada de até 540 MW.

O preço da aquisição foi de R$ 23.813, dos quais foram pagos, até 31.12.2007, R$ 20.813, remanescendo o saldo de R$ 3.000 que será quitado de acordo com o cumprimento das condições estabelecidas contratualmente.

O ágio apurado na aquisição do controle acionário foi de R$ 19.528, o qual foi determinado com base em análise econômico-financeira e avaliação dos benefícios que a aquisição do projeto proporcionará à Companhia, e será amortizado a partir do início da operação comercial.

Lagoa Formosa Bioenergética Ltda. (controlada)

A Lagoa Formosa Bioenergética Ltda., Sociedade de Propósito Específico - SPE, controlada integral da Tractebel Energia, foi constituída com o objetivo de construir a Usina Cogeração São João, um empreendimento à biomassa de cana-de-açúcar em consórcio com a empresa Dedini Açúcar e Álcool Ltda., pertencente ao Grupo Dedini Agro.

Em setembro de 2007, a Dedini foi adquirida pelo grupo espanhol Abengoa, que optou por desfazer tal parceria. A Tractebel Energia, entretanto, terá direito a uma compensação financeira a título de indenização pelo descumprimento dos termos contratados entre as partes. O projeto havia vendido 23 MW médios, a partir de 2010, no 1° Leilão de Fontes Alternativas promovido pela ANEEL, em junho do ano corrente, cujo compromisso de implantação e entrega permanece com a Dedini.

b.2) Avaliadas pelo custo de aquisição

Machadinho Energética S.A. – MAESA

Em março de 2007, a Companhia adquiriu por R$ 28.793, representando 2,82% de participação acionária na Machadinho Energética S.A. – MAESA. A MAESA é uma Sociedade de Propósito Específico - SPE que explora, através de consórcio, a usina hidrelétrica Machadinho. O Consórcio Machadinho é composto pela MAESA e pela Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. Em conseqüência desta aquisição, a Tractebel Energia aumentou a sua participação total na concessão e no consórcio em 2,34%, passando para 19,28%.

11 – ATIVO IMOBILIZADO

a) Composição

	Controladora				
	2007				2006
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	640.926	(505.695)	135.231	150.495
UHE Salto Osório	2,7	311.678	(236.477)	75.201	70.754
UHE Passo Fundo	2,4	119.752	(91.566)	28.186	30.353
UHE Machadinho (em consórcio)	3,2	180.071	(25.735)	154.336	159.065
UHE Itá (em consórcio)	3,6	1.233.790	(221.061)	1.012.729	1.060.782
		2.486.217	(1.080.534)	1.405.683	1.471.449
Geração Térmica					
Complexo Jorge Lacerda	4,4	2.485.256	(1.353.746)	1.131.510	1.188.778
UTE Charqueadas	6,2	58.808	(50.504)	8.304	7.338
UTE Alegrete	3,6	8.289	(7.310)	979	851
UTE William Arjona	4,3	174.657	(75.314)	99.343	105.220
		2.727.010	(1.486.874)	1.240.136	1.302.187
Equipamentos Gerais e Outros	10,0	46.028	(21.176)	24.852	17.403
		5.259.255	(2.588.584)	2.670.671	2.791.039
Imobilizações em Curso					
Geração Hidráulica		20.452	-	20.452	17.088
Geração Térmica		41.375	-	41.375	31.778
Equipamentos Gerais e Outros		2.200	-	2.200	6.024
		64.027	-	64.027	54.890
Total das imobilizações		5.323.282	(2.588.584)	2.734.698	2.845.929
Obrigações especiais		(9.480)	-	(9.480)	(9.494)
		5.313.802	(2.588.584)	2.725.218	2.836.435

11.01 - NOTAS EXPLICATIVAS

	Consolidado				
	2007				2006
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	640.926	(505.695)	135.231	150.495
UHE Salto Osório	2,7	311.678	(236.477)	75.201	70.754
UHE Passo Fundo	2,4	119.752	(91.566)	28.186	30.353
UHE Machadinho (em consórcio)	3,2	180.071	(25.735)	154.336	159.065
UHE Itá (em consórcio)	3,6	1.776.708	(315.999)	1.460.709	1.521.266
UHE Cana Brava	3,0	874.550	(119.016)	755.534	780.930
		3.903.685	(1.294.488)	2.609.197	2.712.863
Geração Térmica					
Complexo Jorge Lacerda	4,4	2.485.256	(1.353.746)	1.131.510	1.188.778
UTE Charqueadas	6,2	58.808	(50.504)	8.304	7.338
UTE Alegrete	3,6	8.289	(7.310)	979	851
UTE William Arjona	4,3	174.657	(75.314)	99.343	105.220
Unidade de Cogeração Lages	4,3	74.148	(11.535)	62.613	65.238
		2.801.158	(1.498.409)	1.302.749	1.367.425
Equipamentos Gerais e Outros	10,0	46.194	(21.278)	24.916	17.492
		6.751.037	(2.814.175)	3.936.862	4.097.780
Imobilizações em Curso					
Geração Hidráulica					
UHE São Salvador		615.577	-	615.577	-
Outras UHE (obras de adição)		24.861	-	24.861	22.499
Geração Térmica		42.918	-	42.918	32.214
Equipamentos Gerais e Outros		2.213	-	2.213	6.024
		685.569	-	685.569	60.737
Total das imobilizações		7.436.606	(2.814.175)	4.622.431	4.158.517
Obrigações especiais		(9.605)	-	(9.605)	(9.619)
		7.427.001	(2.814.175)	4.612.826	4.148.898

11.01 - NOTAS EXPLICATIVAS

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em curso	Total	Em serviço	Em curso	Total
Saldo em 31.12.2005	**2.919.922**	**63.947**	**2.983.869**	**4.255.437**	**74.031**	**4.329.468**
Ingressos	-	64.347	64.347	-	69.040	69.040
Transferências	46.660	(46.660)	-	55.590	(55.590)	-
Depreciação	(159.442)	-	(159.442)	(196.727)	-	(196.727)
Baixas	(16.101)	(26.744)	(42.845)	(16.520)	(26.744)	(43.264)
Saldo em 31.12.2006	**2.791.039**	**54.890**	**2.845.929**	**4.097.780**	**60.737**	**4.158.517**
Ingressos						
UHE São Salvador	-	-	-	-	615.577	615.577
Demais usinas	-	67.586	67.586	-	71.401	71.401
Transferências	58.196	(58.196)	-	59.000	(59.000)	-
Depreciação	(176.066)	-	(176.066)	(217.420)	-	(217.420)
Baixas	(2.498)	(253)		(2.498)	(3.146)	
	2.670.671	**64.027**	**2.734.698**	**3.936.862**	**685.569**	**4.622.431**
Obrigações Especiais	(9.480)	-	(9.480)	(9.605)	-	(9.605)
Saldo em 31.12.2007	**2.661.191**	**64.027**	**2.725.218**	**3.927.257**	**685.569**	**4.612.826**

c) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente.

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
UHE São Salvador	CESS	241	23.04.2002	23.04.2037
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 10-b.1) e a concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho (ver Nota 10-b.2)

e) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

f) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

12 – ATIVO INTANGÍVEL

	Consolidado					
	2007				2006	
	Taxas médias de amortização	Custo corrigido	Amortização acumulada	Valor líquido	Valor líquido	Empresa
Direito de exploração da UHE Cana Brava	3,2	88.664	(15.488)	73.176	76.022	CEM
Direito de uso de softwares	20,0	10.195	(7.879)	2.316	1.288	Consolidado
		98.859	(23.367)	75.492	77.310	

13 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, atingindo um valor residual compatível com o valor estimado de alienação.

Em 26.10.2004, a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as referidas unidades geradoras seriam mantidas e estariam à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema Elétrico – ONS, a partir de 01.01.2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Concomitantemente com a depreciação, a Companhia vem revertendo a amortização acelerada reconhecida ao longo do contrato com a CBEE.

O valor residual das unidades geradoras 4 e 5, em 31.12.2007 e 2006, é de R$ 33.134.

14 – FORNECEDORES

	Controladora		Consolidado	
	2007	2006	2007	2006
Energia elétrica comprada	79.012	77.257	70.428	70.244
Transações no âmbito da CCEE	17.631	75.921	19.536	75.922
Encargos de uso da rede elétrica	49.747	44.379	54.167	48.880
Combustíveis fósseis / biomassa	40.195	6.252	39.148	6.334
Materiais e serviços	43.123	32.115	90.632	37.939
	229.708	235.924	273.911	239.319

15 – EMPRÉSTIMOS E FINANCIAMENTOS

a) Composição

	Controladora					
	2007			2006		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda estrangeira						
Secretaria do Tesouro Nacional, líquido de garantias depositadas	20.545	160.504	181.049	24.799	223.460	248.259
BNP Paribas (*Floating Rate Note)*	-	104.343	104.343	112.810	-	112.810
Deutsche Bank	3.403	3.403	6.806	4.107	8.215	12.322
ABN AMRO Bank	2.498	-	2.498	6.029	3.015	9.044
Encargos	4.501	-	4.501	5.966	-	5.966
	30.947	268.250	299.197	153.711	234.690	388.401
Moeda nacional						
ELETROBRÁS	34.005	66.464	100.469	87.437	93.402	180.839
BNDES	1.790	-	1.790	9.769	1.987	11.756
Banco do Brasil	3.529	10.588	14.117	3.529	14.118	17.647
Encargos	984	-	984	1.706	-	1.706
	40.308	77.052	117.360	102.441	109.507	211.948
	71.255	345.302	416.557	256.152	344.197	600.349

	Consolidado					
	2007			2006		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda estrangeira						
Secretaria do Tesouro Nacional, líquido de garantias depositadas	20.545	160.504	181.049	24.799	223.460	248.259
BNP Paribas (*Floating Rate Note*)	-	104.343	104.343	112.810	-	112.810
Deutsche Bank	3.403	3.403	6.806	4.107	8.215	12.322
ABN AMRO Bank	2.498	-	2.498	6.029	3.015	9.044
Encargos	4.501	-	4.501	5.966	-	5.966
	30.947	268.250	299.197	153.711	234.690	388.401
Moeda nacional						
ELETROBRÁS	34.005	66.464	100.469	87.437	93.402	180.839
BNDES	28.793	255.545	284.338	36.674	150.498	187.172
Agentes Financiadores - BNDES	14.990	338.409	353.399	14.935	85.879	100.814
Banco do Brasil	3.529	10.588	14.117	3.529	14.118	17.647
BRDE	6.810	24.969	31.779	6.785	31.664	38.449
Encargos	1.950	6.506	8.456	3.008	-	3.008
	90.077	702.481	792.558	152.368	375.561	527.929
	121.024	970.731	1.091.75	306.079	610.251	916.330

b) Mutação dos empréstimos e financiamentos

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2005	**194.135**	**601.949**	**796.084**	**243.343**	**911.138**	**1.154.481**
Transferências	243.997	(243.997)	-	292.859	(292.859)	-
Encargos gerados	68.583	-	68.583	100.758	5.727	106.485
Variações cambiais	(4.133)	(21.005)	(25.138)	(4.133)	(21.005)	(25.138)
Remuneração de garantias depositadas	-	7.250	7.250	-	7.250	7.250
Amortizações	(246.430)	-	(246.430)	(326.748)	-	(326.748)
Saldo em 31.12.2006	**256.152**	**344.197**	**600.349**	**306.079**	**610.251**	**916.330**
Ingressos	-	-	-	-	392.651	392.651
Transferências	61.311	(61.311)	-	110.139	(110.139)	-
Repactuação do vencimento	(101.289)	101.289	-	(101.289)	101.289	-
Encargos gerados	54.075	-	54.075	82.687	15.552	98.239
Variações cambiais	(21.067)	(33.465)	(54.532)	(21.067)	(33.465)	(54.532)
Remuneração de garantias depositadas	-	(5.408)	(5.408)	-	(5.408)	(5.408)
Amortizações	(177.927)	-	(177.927)	(255.525)	-	(255.525)
Saldo em 31.12.2007	**71.255**	**345.302**	**416.557**	**121.024**	**970.731**	**1.091.755**

c) Composição por tipo de moeda estrangeira e indexadores nacionais

	Controladora					
	2007			2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	109.411	193.800	46,52	128.392	274.502	45,73
Euro – EUR	40.404	105.397	25,31	40.386	113.899	18,97
		299.197	**71,83**		**388.401**	**64,70**
Moeda nacional						
IVRRJR (baseado na UFIR)		101.272	24,31		182.286	30,36
Não indexado		16.088	3,86		29.662	4,94
		117.360	**28,17**		**211.948**	**35,30**
		416.557	**100,00**		**600.349**	**100,00**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2007			2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	109.411	193.800	17,75	128.392	274.502	29,96
Euro – EUR	40.404	105.397	9,66	40.386	113.899	12,43
		299.197	27,41		388.401	42,39
Moeda nacional						
IVRRJR (baseado na UFIR)		101.272	9,28		182.286	19,89
TJLP		675.198	61,84		315.981	34,48
Não indexado		16.088	1,47		29.662	3,24
		792.558	72,59		527.929	57,61
		1.091.755	100,00		916.330	100,00

d) Variação das moedas estrangeiras e indexadores

Moeda – indexador	(%) 2007	(%) 2006
Dólar Americano – USD	(17,15)	(8,66)
Euro – EUR	(7,50)	1,85
TJLP	6,37	7,87
SELIC	11,88	15,08

11.01 - NOTAS EXPLICATIVAS

e) Condições Contratadas

		Condições de Pagamento		
	Encargos	**Vencimento**	**Encargos**	**Principal**
Moeda estrangeira				
Tractebel Energia				
Secretaria do Tesouro Nacional	Libor + 1,075% a.a.	Abr 2024	Semestrais, em Abr e Out	Semestrais, em Abr e Out
BNP Paribas *(Floating Rate Note)*	Euribor + 2,75% a.a. [a]	Nov 2015	Anual em Nov	Parcela única em Nov 2015
Deutsche Bank	Libor + 0,55% + IR s/juros (10%)	Out 2009	Semestrais, em Abr e Out	Semestrais, em Abr e Out
ABN AMRO Bank	Libor + 2,5% a.a.	Mar 2008	Semestrais, em Mar e Set	Semestrais, em Mar e Set
Moeda nacional				
Tractebel Energia				
Eletrobrás	12% a.a.	Abr 2011	Mensais, até o vencimento	Mensais, até o vencimento
BNDES	Selic + 1% a.a.	Fev 2008	Mensais, até o vencimento	Mensais, até o vencimento
Banco do Brasil	9,35% a.a.	Dez 2011	Mensais, até o vencimento	Mensais, até o vencimento
CEM				
BNDES	TJLP + 4% a.a. [b]	Abr 2013	Mensais, até o vencimento	Mensais, até o vencimento
ITASA				
BNDES	TJLP + 4% a.a. [b]	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
Agentes financiadores - BNDES [d]	TJLP + 3,85% a.a. [b]	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
LAGES				
BRDE	TJLP + 2,25% a.a. [b]	Ago 2012	Mensais, até o vencimento	Mensais, até o vencimento
CESS				
BNDES	TJLP + 2,7% a.a. [b]	Out 2023	Mensais, até o vencimento[c]	Mensais, até o vencimento[c]
Agentes financiadores - BNDES [d]	TJLP + 3,25% a.a. [b]	Out 2023	Mensais, até o vencimento[c]	Mensais, até o vencimento[c]

[a] Repactuação do vencimento, postergado de novembro de 2007 para novembro de 2015 e do *spread* de 7% a.a. para 2,75% a.a.

[b] O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao principal dos financiamentos.

[c] Os juros serão capitalizados trimestralmente até outubro de 2009, nos meses de janeiro, abril, julho e outubro, incorporando-se ao principal dos financiamentos. Após o período de carência, os juros e o principal serão pagos mensalmente até outubro de 2023.

[d] UNIBANCO, BRADESCO, Banco Itaú, Banco Santander e Banco Votorantim

f) Vencimentos dos empréstimos e financiamentos apresentados no passivo não circulante

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2009	21.725	30.974	52.699	21.725	84.624	106.349
2010	16.098	31.753	47.851	16.098	109.641	125.739
2011	16.098	14.325	30.423	16.098	92.213	108.311
2012	11.913	-	11.913	11.913	75.617	87.530
2013	7.728	-	7.728	7.728	54.368	62.096
2014	3.736	-	3.736	3.736	29.086	32.822
2015	104.343	-	104.343	104.343	29.086	133.429
De 2016 até 2022 (parcelas anuais de R$ 29.086)	-	-	-	-	203.602	203.602
2023	-	-	-	-	24.244	24.244
2024	86.609	-	86.609	86.609	-	86.609
	268.250	77.052	345.302	268.250	702.481	970.731

g) Garantias

g.1) Tractebel Energia S.A.

Empréstimos e financiamentos em moeda estrangeira

Secretaria do Tesouro Nacional - STN: (a) Cessão e transferência à União dos recebíveis, até o limite suficiente para pagamento das prestações e demais encargos devidos em cada vencimento; (b) depósito, em forma de caução, no valor R$ 62.642, em 31.12.2007, que está apresentado em conta retificadora do financiamento correspondente.

ABN AMRO Bank: Nota Promissória, com vencimento à vista, no valor correspondente ao do financiamento.

Não há garantias concedidas para os demais empréstimos e financiamentos em moeda estrangeira da Companhia.

Empréstimos e financiamentos em moeda nacional

ELETROBRÁS: (a) Procuração ao credor com poderes de, em caso de inadimplência, transferir para o seu próprio nome, os valores necessários para o pagamento de sua dívida, a partir da conta bancária arrecadadora de receitas da Companhia; (b) Notas Promissórias no montante referente ao do financiamento, estando os títulos vinculados aos termos contratuais.

BNDES: Cessão e transferência ao Banco do valor equivalente a 1,33% do seu faturamento mensal, a ser feita através de depósitos na Conta Arrecadadora e Conta Vinculada.

Banco do Brasil: (a) Cessão e transferência de crédito, no valor de R$ 8.726, representado por venda de energia elétrica ou outros recursos com a mesma finalidade; (b) Caução de Nota Promissória no valor correspondente ao do financiamento.

g.2) Itá Energética S.A. - ITASA

BNDES e Agentes Financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; (b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com seus acionistas; (c) conta reserva num montante equivalente a três meses da dívida do BNDES, substituída por fiança bancária, e três meses das despesas contratuais de operação e manutenção da UHE Itá. Além dessas garantias, os sócios caucionaram a totalidade das ações da ITASA ao BNDES e Agentes Financiadores.

g.3) Companhia Energética Meridional - CEM

BNDES: Contrato de Financiamento Mediante Abertura de Crédito e do Contrato de Subscrição e Integralização de Debêntures: (a) Cessão de todas as receitas e demais valores recebidos decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava; (b) cessão do direito de receber todos e quaisquer valores que venham a ser exigíveis e pendentes de pagamento pelo Poder Concedente, nos termos da Concessão, mas não se limitando, a todas as indenizações pela extinção da Concessão; (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a seis meses do serviço da dívida.

g.4) Lages Bioenergética Ltda.

BRDE: (a) Cessão dos direitos creditórios do Contrato de Compra e Venda de Energia Elétrica celebrado com a CELESC, com a interveniência da Tractebel; (b) cessão dos Direitos de Indenização decorrentes dos Contratos de Compra e Venda de Vapor e Compra e Venda de Biomassa celebrados com as empresas Sofia Industrial e Exportadora Ltda. e a Battistella Indústria e Comércio Ltda.; (c) cessão dos Direitos Emergentes da Autorização concedida pela ANEEL para estabelecer-se como Produtor Independente de Energia Elétrica; (d) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a, em média, quatro meses do serviço da dívida.

g.5) Companhia Energética São Salvador - CESS

BNDES e repasse BNDES - agentes financiadores: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE São Salvador; (b) Conta Centralizadora de Direitos Creditórios para recebimento dos direitos de crédito da CESS e (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a três meses do serviço da dívida, acrescido do valor de três meses de pagamento do Contrato de Operação e Manutenção do Projeto.

16 – DEBÊNTURES

a) Composição

	2007			2006		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Tractebel Energia S.A.						
1ª Emissão - 1ª Série	6.483	142.539	149.022	4.939	140.000	144.939
1ª Emissão - 2ª Série	-	60.000	60.000	-	60.000	60.000
2ª Emissão - Série Única	404	357.763	358.167	-	-	-
Encargos	25.251	-	25.251	10.065	-	10.065
Total Controladora	**32.138**	**560.302**	**592.440**	**15.004**	**200.000**	**215.004**
CEM (Série Única)	**10.807**	**63.667**	**74.474**	**9.789**	**74.204**	**83.993**
ITASA (1ª e 2ª Séries)	**10.185**	**40.950**	**51.135**	**8.190**	**49.140**	**57.330**
Encargos	3.430	-	3.430	4.851	-	4.851
Total Consolidado	**56.560**	**664.919**	**721.479**	**37.834**	**323.344**	**361.178**

b) Mutação das debêntures

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2005	**10.286**	**198.348**	**208.634**	**31.090**	**338.196**	**369.286**
Transferências	4.938	(4.938)	-	22.868	(22.868)	-
Encargos gerados	20.928	-	20.928	35.990	1.426	37.416
Variações monetárias	-	6.590	6.590	2.359	6.590	8.949
Amortizações	(21.148)	-	(21.148)	(54.473)	-	(54.473)
Saldo em 31.12.2006	**15.004**	**200.000**	**215.004**	**37.834**	**323.344**	**361.178**
Ingressos	-	353.423	353.423	-	353.423	353.423
Transferências	9.167	(9.167)	-	28.150	(28.150)	-
Encargos gerados	33.487	-	33.487	46.930	256	47.186
Variações monetárias	2.012	16.046	18.058	6.057	16.046	22.103
Amortizações	(27.532)	-	(27.532)	(62.411)	-	(62.411)
Saldo em 31.12.2007	**32.138**	**560.302**	**592.440**	**56.560**	**664.919**	**721.479**

Em 19.06.2007, a Comissão de Valores Mobiliários - CVM deferiu o Primeiro Programa de Distribuição Pública de debêntures da Tractebel Energia, através do qual a Companhia terá a faculdade de ofertar ao público debêntures simples, não conversíveis em ações de emissão da Companhia. As ofertas de Debêntures a serem realizadas pela Companhia, no âmbito do Programa de Distribuição, estão limitadas ao montante de R$ 1.500.000 durante o prazo de vigência do Programa de Distribuição, até 19.06.2009.

11.01 - NOTAS EXPLICATIVAS

Em 15.05.2007, a Companhia efetuou a sua 2ª emissão, a 1ª dentro do Programa de Distribuição anteriormente citado, composta de 35.000 debêntures simples, de série única, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, o montante total de R$ 350.000. As condições contratadas estão apresentadas no item "c" a seguir.

A liquidação total da oferta pública ocorreu no dia 21.06.2007, e o montante recebido, incluindo juros e atualização monetária, foi de R$ 353.423. Os recursos obtidos destinaram-se à aquisição da Companhia Energética São Salvador - CESS.

c) Condições contratadas

	Quantidade em circulação	Remuneração	Condições de Pagamento: Juros/atualização monetária	Condições de Pagamento: Principal	Garantia
Tractebel					
1ª Série	14.000	IGPM + 9,29% a.a.	Anualmente em 02.05	Parcela única em 02.05.11	Sem garantia
2ª Série	6.000	103,9% do CDI	Semestrais em 02.05 e 02.11	Parcela única em 02.05.10	Sem garantia
2ª Emissão Série Única	35.000	IPCA + 7% a.a.	Anualmente em 15.05	3 parcelas em 15.05.12, 15.05.13 e 15.05.14	Sem garantia
CEM					
Série Única	7.773	TJLP + 4% a.a. (*)	Semestral em 01.04 e 01.10, até 01.04.2013	Semestral, variando de 4,7027% em 01.04.08, a 7,5737% em 01.04.13	Recebíveis decorrentes da geração e comercialização de energia
ITASA					
1ª Série e 2ª Série	8.400	IGPM + 9,4% a.a.	Anualmente em 01.12 (1ª série) e 01.06 (2ª série)	7 parcelas iguais, em 01.12 (1ª série) e 01.06 (2ª série) de cada ano, até 01.12.13 (1ª série), e 01.06.13 (2ª série)	Penhor dos Direitos Creditórios dos contratos de venda de energia para os seus acionistas

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

d) Variação dos indexadores

Moeda – indexador	(%) 2007	2006
TJLP	6,37	7,87
IGP-M	7,75	3,83
CDI	11,82	15,03
IPCA (maio a dezembro)	2,33	-

e) Vencimentos das debêntures apresentadas no passivo não circulante

	Controladora	Consolidado
2009	-	20.078
2010	60.000	81.267
2011	142.540	165.114
2012	119.254	143.267
2013	119.254	135.939
2014	119.254	119.254
	560.302	664.919

17 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

	Controladora		Consolidado	
	2007	2006	2007	2006
Circulante				
Imposto de renda	187.970	14.521	225.766	16.662
Contribuição social	55.944	-	66.788	856
ICMS	11.376	6.535	30.002	13.666
PIS e COFINS	10.153	7.620	12.164	9.432
INSS	3.705	2.190	3.746	2.199
Outros	2.576	2.881	2.930	3.055
	271.724	33.747	341.396	45.870
Não Circulante				
INSS	4.472	5.383	4.472	5.383
PIS e COFINS com exigibilidade suspensa	4.787	-	6.416	-
ICMS	-	-	1.315	-
	9.259	5.383	12.203	5.383
	280.983	39.130	353.599	51.253

No exercício de 2007, a Companhia recolheu imposto de renda e contribuição social sobre base de cálculo estimada, em consonância com a legislação em vigor, diferentemente do ano anterior em que a apuração com base no lucro real se mostrou mais adequada.

18 – OBRIGAÇÕES COM O PROGRAMA DE PESQUISA E DESENVOLVIMENTO

A Tractebel Energia, na condição de empresa geradora de energia elétrica, autorizada à produção independente, está obrigada a aplicar anualmente, o montante de, no mínimo, 1% de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico.

Os referidos recursos tem a seguinte destinação: (i) 40% para o Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT; (ii) 40% para projetos de pesquisa e desenvolvimento, segundo regulamentos estabelecidos pela Agência Nacional de Energia Elétrica - ANEEL; e (iii) 20% para o MME, a fim de custear os estudos e pesquisas de planejamento da expansão do sistema energético, bem como os de inventário e de viabilidade necessários ao aproveitamento dos potenciais hidrelétricos.

19 – PROVISÕES PARA CONTINGÊNCIAS

A companhia é parte em ações administrativas e judiciais de naturezas tributárias, cíveis e trabalhistas que estão sendo discutidas administrativamente ou na esfera judicial em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

a) Composição

	Controladora					
	2007			2006		
	Provisão bruta	Depósito judicial	Provisão líquida	Provisão bruta	Depósito judicial	Provisão líquida
Tributárias						
Contribuição Social	13.508	(3.489)	10.019	12.077	(3.119)	8.958
INSS	26.421	(11.609)	14.812	23.620	(10.503)	13.117
	39.929	**(15.098)**	**24.831**	**35.697**	**(13.622)**	**22.075**
Cíveis						
Contratos com fornecedores	17.235	-	17.235	15.970	-	15.970
Doença ocupacional e acidente do trabalho	22.625	(491)	22.134	20.662	-	20.662
Ações diversas	6.698	(20)	6.678	2.405	-	2.405
	46.558	**(511)**	**46.047**	**39.037**	**-**	**39.037**
Trabalhistas	**20.018**	**(17.533)**	**2.485**	**23.990**	**(21.061)**	**2.929**
	106.505	**(33.142)**	**73.363**	**98.724**	**(34.683)**	**64.041**
Classificação no Balanço						
Circulante			10.134			11.000
Não circulante			63.229			53.041
			73.363			**64.041**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2007			2006		
	Provisão bruta	Depósito judicial	Provisão líquida	Provisão bruta	Depósito judicial	Provisão líquida
Tributárias						
Contribuição Social	13.508	(3.489)	10.019	12.077	(3.119)	8.958
INSS	26.421	(11.609)	14.812	23.620	(10.503)	13.117
	39.929	(15.098)	24.831	35.697	(13.622)	22.075
Cíveis						
Contratos com fornecedores	17.235	-	17.235	15.970	-	15.970
Doença ocupacional e acidente do trabalho	22.625	(491)	22.134	20.662	-	20.662
Ações diversas	12.834	(1.143)	11.691	5.859	-	5.859
	52.694	(1.634)	51.060	42.491	-	42.491
Trabalhistas	20.018	(17.533)	2.485	23.990	(21.061)	2.929
	112.641	(34.265)	78.376	102.178	(34.683)	67.495
Classificação no Balanço						
Circulante			10.336			11.206
Não circulante			68.040			56.289
			78.376			67.495

Contingências tributárias

Contribuição Social

Refere-se a auto de infração lavrado pela Secretaria da Receita Federal, em decorrência de a Companhia ter compensado Base de Cálculo Negativa de competências 1989 e 1990 na apuração da Contribuição Social sobre o Lucro Líquido – CSLL, na Declaração de Rendimentos da Pessoa Jurídica dos exercícios de 1996 e 1997. De acordo com a ementa do referido auto, a compensação de base de cálculo negativa de CSLL só tem amparo legal a partir de 01.01.1992. A Companhia entende não ter base legal os dispostos das instruções normativas que proibiram a compensação de Bases Negativas de exercícios anteriores, uma vez que não há restrição a tal compensação na Lei. Com referência a autuação relativa ao exercício de 1996, no mérito, em âmbito administrativo, a decisão foi contrária a Companhia, que ingressará com medida judicial para discussão do fundamento da exigência tributária.

Instituto Nacional do Seguro Social -INSS

A Companhia recebeu Notificação Fiscal de Lançamento de Débito – NFLD, pelo não recolhimento de contribuição adicional ao Seguro de Acidente de Trabalho - SAT nas competências de abril de 1999 a março de 2004, em razão de suposta ausência de comprovação de fator de risco relacionado com o ambiente de trabalho. A Companhia defende que não há respaldo na legislação citada na notificação para as mencionadas competências, e que somente pode ser cobrado o adicional de contribuição caso o funcionário tenha direito à aposentadoria especial, o que não é o caso no período em referência. O Conselho de Recursos da Previdência Social, diante dos argumentos de defesa apresentados pela Companhia, decidiu converter o julgamento em diligência para a realização de perícia. O valor provisionado em 31.12.2007 é de R$ 16.146.

A Companhia também possui notificação do INSS em função de pressuposta falta de recolhimento dos encargos previdenciários sobre verbas remuneratórias creditadas a funcionários. O objeto da notificação foi contestado pela Companhia, alegando que as importâncias pagas em decorrência dos acordos coletivos de trabalho tinham natureza indenizatória. A Companhia obteve êxito no julgamento de primeira instância, onde foi declarada nula a NFLD e o INSS foi condenado a restituir os depósitos convertidos em renda. Esta ação judicial encontra-se em grau de recurso no Tribunal Regional Federal da 4° Região devido à apelação cível interposta pelo INSS. A provisão em 31.12.2007 é de R$ 7.406.

Contingências cíveis

Contratos com fornecedores

Refere-se principalmente à ação ordinária de indenização ajuizada pela Companhia de Interconexão Energética - CIEN, a qual requer o reconhecimento do direito ao recebimento de diferença relativa à aplicação de reajuste cambial previsto no contrato de venda de energia, bem como à rescisão do mesmo por suposto descumprimento de cláusula contratual pela Tractebel Energia. Após a apresentação das contestações pela Companhia, o processo se encontra suspenso, a pedido da CIEN, desde 23.04.2007. O valor provisionado em 31.12.2007 era de R$ 13.490.

Doença ocupacional e acidente do trabalho

Correspondem a ações ajuizadas por ex-empregados, cujo objeto versa, principalmente, sobre lesão por esforço repetitivo e eventual dano da capacidade auditiva.

Ações diversas

Decorrem, principalmente, de ações de desapropriação e indenização impetradas por pessoas físicas e jurídicas atingidas pelas áreas alagadas dos reservatórios das usinas.

Contingências trabalhistas

Referem-se a ações trabalhistas em andamento movidas por ex-empregados, sindicato e por trabalhadores de empresas terceirizadas, cujos objetos correspondem, principalmente, aos pedidos de vínculo empregatício e de reintegração. As demais ações trabalhistas estão relacionadas à cobrança de adicional de periculosidade, de horas extras, de equiparação salarial, de horas *in itinere* e de FGTS.

b) Movimentação

	Controladora			
	Tributárias	Cíveis	Trabalhistas	Provisão bruta
Saldo em 31.12.2006	**35.697**	**39.037**	**23.990**	**98.724**
Adições	-	5.337	1.521	6.858
Atualizações	4.232	3.680	1.742	9.654
Pagamentos	-	(355)	(6.801)	(7.156)
Reversões	-	(1.141)	(434)	(1.575)
Saldo em 31.12.2007	**39.929**	**46.558**	**20.018**	**106.505**

	Consolidado			
	Tributárias	Cíveis	Trabalhistas	Provisão bruta
Saldo em 31.12.2006	**35.697**	**42.491**	**23.990**	**102.178**
Adições	-	7.857	1.521	9.378
Atualizações	4.232	4.118	1.742	10.092
Pagamentos	-	(362)	(6.801)	(7.163)
Reversões	-	(1.410)	(434)	(1.844)
Saldo em 31.12.2007	**39.929**	**52.694**	**20.018**	**112.641**

c) Contingências de risco possível ou remoto

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com processos de naturezas semelhantes, não apresentam risco provável e, portanto, não foram provisionadas, sendo apenas evidenciadas nas demonstrações contábeis. Os valores envolvidos estão abaixo discriminados:

	Controladora					
	2007					2006
	Risco possível	Risco remoto	Total bruto	Depósito Judicial	Total líquido	Total líquido
Tributárias	234.675	24.677	259.352	(118.343)	141.009	23.492
Cíveis	8.721	3.082	11.803	(2.514)	9.289	13.204
Trabalhistas	11.643	11.839	23.482	(5.500)	17.982	17.027
	255.039	**39.598**	**294.637**	**(126.357)**	**168.280**	**53.723**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2007					2006
	Risco possível	Risco remoto	Total bruto	Depósito Judicial	Total líquido	Total líquido
Tributárias	272.692	26.460	299.152	(142.462)	156.690	23.492
Cíveis	30.685	13.009	43.694	(2.717)	40.977	47.526
Trabalhistas	11.643	11.839	23.482	(5.500)	17.982	17.027
	315.020	51.308	366.328	(150.679)	215.649	88.045

A Companhia possui depósitos judiciais que estão vinculados a provisões de risco possível e remoto que, na sua maioria, são efetuados para garantia da condenação em execução ou efetivação de depósito recursal. Estes valores são atualizados monetariamente e estão apresentados no ativo não circulante.

Contingências tributárias

Os principais objetos relativos às contingências tributárias de risco possível, são os seguintes:

PIS e COFINS

A Companhia, em julho de 2005, impetrou Mandado de Segurança contra o Delegado da Receita Federal, em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei nº 10.833/2003. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-Lei nº 1.598/1977, o que implica ser a referida Instrução Normativa ilegal.

Em conseqüência, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, no período de novembro de 2004 a maio de 2005, no valor de R$ 38.653. No período de junho de 2005 a outubro de 2006, depositou os valores que entendia indevidos em conta vinculada ao Juízo onde tramita a ação, no montante de R$ 121.319.

Em virtude de previsão de decisão favorável do Tribunal Regional Federal - TRF da 4ª Região, a Companhia suspendeu os depósitos em dezembro de 2006. Em 11.04.2007, o TRF concluiu o julgamento do referido mandado de segurança, dando-lhe, por unanimidade, integral provimento para reconhecer a ilegitimidade e inconstitucionalidade das Instruções Normativas n.ºs 468 e 658, tanto no que se refere à aplicação da cláusula de correção monetária, quanto no que se refere à aplicação da cláusula de equilíbrio econômico-financeiro dos contratos da Tractebel Energia e da CEM.

11.01 - NOTAS EXPLICATIVAS

Em 06.07.2007, a Companhia recebeu Auto de Infração Fiscal por não ter recolhido ou depositado, nem informado em Declaração de Débitos e Créditos Tributários Federais – DCTF, os valores do PIS e da COFINS relativos aos meses de novembro e dezembro de 2006. O não recolhimento ou depósito dos valores, muito embora questionados judicialmente, não teria amparo jurídico segundo o entendimento da Delegacia da Receita Federal de Florianópolis. Em 07.08.2007, a Companhia impugnou o Auto de Infração alegando que são indevidos os valores sob os mesmos fundamentos jurídicos sustentados no Mandado de Segurança impetrado em julho de 2005. O valor do Auto de Infração Fiscal está incluído nas contingências tributárias, como risco possível.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005. A contingência atualizada, em 31.12.2007, na controladora e no consolidado, é de respectivamente R$ 176.532 e R$ 214.465 (R$ 77.465 e R$ 93.146, líquida dos depósitos judiciais acima mencionados).

Imposto de Renda e Contribuição Social sobre o Lucro Líquido

As principais autuações avaliadas como possível, são as seguintes:

- Autos de Infração lavrados pela Delegacia da Receita Federal, em decorrência de a Companhia ter efetuado compensações de débitos de imposto de renda e contribuição social, em denúncia espontânea, através do Pedido de Ressarcimento ou Restituição via Declaração de Compensação - PER/DCOMP, sem a incidência de multas. Desta forma, a Receita Federal homologou parcialmente os pedidos de compensação e a Companhia apresentou manifestações de inconformidade, as quais se encontram pendentes de julgamento. A Companhia defende que não se pode cogitar que a administração tributária possa impetrar multa contra a Companhia que possuía créditos fiscais a compensar e que declarou os seus débitos através de denúncia espontânea. O montante atualizado da autuação, em 31.12.2007, na controladora e no consolidado, é de R$ 32.917;
- Auto de Infração emitida pela Delegacia da Receita Federal, em função de a Companhia ter utilizado bases negativas de contribuição social de competências de 1997 e 1998, provenientes de incorporação da Centrais Geradoras do Sul do Brasil S.A. - GERASUL pela Eletrobrás Geração S.A. – ELETROGER (atualmente Tractebel Energia S.A.), em data posterior à modificação da Lei, em junho de 2001, que inibiu a utilização de bases negativas decorrentes de incorporação de empresas para fins de compensação da CSLL. A Companhia argumenta que a incorporação se deu antes da vigência da vedação ao aproveitamento dessas bases e que está garantido o direito de utilizá-las, pois essas bases de cálculo negativas foram integradas ao seu patrimônio no ato da incorporação. Em 31.12.2007, o valor atualizado da autuação é de R$ 17.644.

INSS

As principais notificações classificadas como possíveis, são as que seguem:

- Auto de infração referente a notificações de cobrança de contribuição previdenciária sobre parcelas indenizatórias. A Companhia foi absolvida parcialmente na esfera administrativa e, ingressou com medida judicial, tendo obtido êxito em primeiro grau. Atualmente, aguarda julgamento de apelação do INSS. O valor atualizado da autuação, em 31.12.2007, é de R$ 2.841.
- Notificações fiscais relativas à aplicação de suposta solidariedade e transferência de responsabilidade, da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL para a Tractebel Energia, referentes à incidência de encargos previdenciários sobre serviços de mão de obra prestados por empresas terceirizadas, até a data de cisão da ELETROSUL, e conseqüente constituição da Centrais Geradoras do Sul do Brasil S.A. – GERASUL (atualmente Tractebel Energia). Em 31.12.2007, o valor atualizado da notificação é de R$ 3.639.

Contingências cíveis

As ações cíveis, de risco possível, correspondem, basicamente, a ações de desapropriações e indenizações impetradas por pessoas físicas e jurídicas que alegam terem sido afetadas pelas áreas alagadas dos reservatórios das usinas da Companhia.

Contingências trabalhistas

As contingências trabalhistas, de risco possível, referem-se, principalmente, a ações movidas por ex-empregados requerendo o vinculo empregatício, a reintegração e a complementação de aposentadoria.

d) Contingências ativas

De acordo com a orientação contida em Despacho da ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que, até novembro de 2005, vinha sendo registrado na receita operacional, na rubrica "Subvenção combustível CCC/CDE", passou a ser contabilizado em conta retificadora do custo de produção de energia elétrica, na conta "Combustível para produção de energia elétrica".

A Companhia entende que, em decorrência da alteração da referida prática contábil, o PIS e a COFINS recolhidos em função do procedimento contábil anteriormente adotado devem ser recuperados. Assim sendo, está analisando a forma mais adequada de proceder a esta recuperação. O valor da contingência ativa não contabilizada, atualizada para 31.12.2007, é de R$ 58.179.

20 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M. Os valores históricos e atualizados, em 31.12.2007, são os seguintes:

	Valor Histórico		Valor Atualizado	
Ano	Anual	Total	Anual	Total
De 01.01.2008 a 30.07.2023	680	10.597	1.639	25.544
De 01.08.2023 a 30.07.2033	61.280	612.800	147.717	1.477.172
		623.397		1.502.716

Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

a) Mutação

	Consolidado		
	Circulante	Não circulante	Total
Saldo em 31.12.2005	**1.530**	**178.130**	**179.660**
Transferências	1.564	(1.564)	-
Encargos gerados	-	18.039	18.039
Variações monetárias	-	6.941	6.941
Amortizações	(1.535)	-	(1.535)
Saldo em 31.12.2006	**1.559**	**201.546**	**203.105**
Transferências	1.660	(1.660)	-
Encargos gerados	-	20.187	20.187
Variações monetárias	-	14.115	14.115
Amortizações	(1.580)	-	(1.580)
Saldo em 31.12.2007	**1.639**	**234.188**	**235.827**

b) Vencimentos da concessão a pagar apresentada no passivo não circulante

2009	1.639
2010	1.639
2011	1.639
2012	1.639
2013	1.639
De 2014 até 2033	225.993
	234.188

21 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia, na condição de sua Instituidora, e por outras Companhias pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos Benefício Definido e Contribuição Definida. O Plano de Benefício Definido encontra-se fechado para novas inscrições de empregados.

a.1) Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria, pensão e os auxílios. Os benefícios previstos são os seguintes:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC do IBGE.

11.01 - NOTAS EXPLICATIVAS

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social - ELOS, patrocinado pela Companhia e pela ELETROSUL, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da citada rescisão, face liminares obtidas por entidades sindicais e pela Associação dos Aposentados da ELETROSUL, os participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, permaneceram no Plano de Benefícios administrado pela ELOS, sob a responsabilidade da Companhia, que paga 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da ELETROSUL). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia, no exercício de 2007, foi de R$ 1.558.

A Companhia, no dia 15.05.2007, celebrou acordos com a ELOS, ELETROSUL, PREVIG e Associação de Aposentados da ELETROSUL visando o restabelecimento da adesão com a ELOS, permitindo aos participantes optarem em permanecer naquela Fundação ou transferir-se para a PREVIG. Em ambas as opções tendo a Companhia como patrocinadora do Plano. O prazo para a opção encerrou-se no dia 30.11.2007 e 29 participantes optaram pela transferência para a PREVIG. A efetivação dessa transferência deverá ocorrer em janeiro de 2008.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, vinculadas a esse Plano de Benefícios, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no exercício de 2007 foi de R$ 966.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

	2007	2006
Taxa de desconto (a.a.)	10,25%	10,75%
Taxa de retorno esperado dos ativos (a.a.)	10,50%	11,00%
Crescimento salarial futuro		
- Participante ativo (a.a.)	5,00%	7,00%
- Participante autopatrocinado (a.a.)	5,00%	5,00%
Crescimento dos benefícios da previdência social (a.a.)	5,00%	5,00%
Crescimento dos benefícios do Plano patrocinado pela Companhia (a.a.)	5,00%	5,00%
Inflação	5,00%	5,00%
Fator de capacidade		
- Salários	100%	100%
- Benefícios	100%	100%

11.01 - NOTAS EXPLICATIVAS

Hipóteses Demográficas

	2007	2006
Tábua de Mortalidade (ativos)	AT 2000 (por sexo)	AT 2000 (por sexo)
Tábua de Mortalidade de Inválidos	RP 2000 *Disabled*	RP 2000 Disabled
Tábua de Entrada em Invalidez	Watson Wyatt 1985 *Disability Class 1*	Watson Wyatt 1985 *Disability Class 1*
Tábua de Rotatividade	T-1 *Service Table*	T-1 *Service Table*
Idade de Aposentadoria	Primeira data em que completam todas as carências	Primeira data em que completam todas as carências
% de participantes ativos casados na data da aposentadoria	90	90
Diferença de idade entre participante e cônjuge	Esposas são 4 anos mais jovens que maridos	Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

	2007	2006
Participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão	100%	100%
Fator de conversão do SB-40	140%	140%

11.01 - NOTAS EXPLICATIVAS

A conciliação dos passivos decorrentes de benefícios pós-emprego, reconhecidos nas demonstrações contábeis da Companhia, é a seguinte:

	Controladora e Consolidado					
	2007			2006		
	Plano de Aposenta-doria	Gratificação Confiden-cialidade	Total	Plano de Aposenta-doria	Gratificação Confiden-cialidade	Total
Valor presente das obrigações atuariais total ou parcialmente cobertas	1.249.541	-	1.249.541	1.179.927	-	1.179.927
Valor justo dos ativos	(796.910)	-	(796.910)	(736.567)	-	(736.567)
Valor presente das obrigações atuariais totalmente descobertas	-	1.632	1.632	-	1.628	1.628
Subtotal	452.631	1.632	454.263	443.360	1.628	444.988
Valor líquido das perdas atuariais não reconhecidas no balanço	(124.867)	(613)	(125.480)	(130.187)	(707)	(130.894)
Passivo reconhecido no balanço	**327.764**	**1.019**	**328.783**	**313.173**	**921**	**314.094**
Classificação no balanço						
Circulante			18.450			20.369
Não circulante			310.333			293.725
			328.783			314.094

O valor das perdas atuariais excedente a 10% do valor presente das obrigações atuariais será amortizado anualmente, de forma linear, pelo período de, aproximadamente, 6,75 anos, que corresponde ao tempo médio de contribuição futura estimado para os empregados participantes do plano.

Parte do passivo atuarial reconhecido no balanço patrimonial está coberto por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo firmados pela Companhia com as Fundações. A composição do passivo nas demonstrações contábeis é a seguinte:

	Controladora e Consolidado			
	2007			2006
	Circulante	Não circulante	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas	15.709	122.189	137.898	144.945
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	2.216	2.548	4.764	9.709
Passivo atuarial não contratado	525	185.596	186.121	159.440
Passivo atuarial total	**18.450**	**310.333**	**328.783**	**314.094**

11.01 - NOTAS EXPLICATIVAS

As dívidas contratadas são atualizadas pelo Índice Nacional de Preço ao Consumidor - INPC do IBGE e sobre as mesmas incidem juros de 6% a.a. Os valores apresentados no não circulante são os seguintes:

	ELOS	PREVIG	Total
2009	14.339	1.815	16.154
2010	15.222	1.923	17.145
2011	14.419	1.907	16.326
2012	11.581	1.946	13.527
2013	12.294	2.062	14.356
2014 em diante	28.911	15.770	44.681
	96.766	25.423	122.189

A movimentação do passivo atuarial está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2005	**285.721**	**1.054**	**286.775**
Despesas do exercício de 2006	58.158	199	58.357
Contribuições	(30.706)	-	(30.706)
Benefícios pagos	-	(332)	(332)
Passivo em 31.12.2006	**313.173**	**921**	**314.094**
Despesas do exercício de 2007	45.445	262	45.707
Contribuições	(30.854)	-	(30.854)
Benefícios pagos	-	(164)	(164)
Passivo em 31.12.2007	**327.764**	**1.019**	**328.783**

Os valores a serem reconhecidos no resultado, no exercício de 2008, relativamente ao plano de Benefícios Definidos e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	485	53	538
Custo dos juros	123.667	137	123.804
Rendimento esperado dos ativos do plano	(80.463)	-	(80.463)
Amortização de perdas atuariais	1.620	40	1.660
Contribuição dos empregados	(189)	-	(189)
	45.120	230	45.350

a.2) Plano de Contribuição Definida

Além do plano de Benefício Definido, a PREVIG passou a administrar o plano tipo Contribuição Definida, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de Contribuição Definida, do qual fazem parte 94% dos empregados da Companhia (889 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia, no exercício de 2007, foi de R$ 3.584.

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial cujo valor, no exercício de 2007, correspondeu a R$ 4.256, depositada na conta da PREVIG ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

A Companhia, até 31.12.2006, foi responsável pelo custeio de 100% das despesas administrativas do Plano de Contribuição Definida. No exercício de 2007, a patrocinadora foi responsável por 75% e os participantes do plano por 25% dessas despesas. A contribuição da Companhia nesse exercício foi de R$ 997.

A partir de 2008, as despesas administrativas serão rateadas entre a patrocinadora e os participantes levando-se em consideração a formação da reserva financeira dos participantes. A parcela correspondente ao saldo da reserva na data da migração dos participantes do Plano de Benefícios Definidos para o Plano de Contribuição Definida será integralmente assumida pela patrocinadora. A parcela relativa à reserva constituída a partir desta data será custeada 75% pela patrocinadora e 25% pelo participante.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

22 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

23 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 31 de dezembro de 2007, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 31 de dezembro de 2007, é de R$ 4,32 (R$ 4,24 por ação em 31.12.2006).

O quadro societário da Companhia está assim constituído:

	% do Capital	
Acionistas	**2007**	**2006**
Suez Energy South America Participações Ltda.	68,71	68,71
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,59
	100,00	100,00

c) Composição das reservas

	2007	**2006**
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	249.496	197.214
Reserva de retenção de lucros	29.896	29.896
	279.392	227.110

24 – DIVIDENDOS

No decorrer do ano de 2007, o Conselho de Administração da Companhia aprovou créditos de juros sobre o capital próprio nos seguintes valores:

- R$ 88.000, correspondentes a R$ 0,1348158600 por ação, aprovados em 10.05.2007 e pagos em 25.10.2007.
- R$ 88.000, correspondentes a R$ 0,1348158600 por ação, aprovados em 05.12.2007, que serão pagos em data a ser posteriormente definida pela Diretoria Executiva e comunicada através de Aviso aos Acionistas.

Os valores acima mencionados, líquidos do imposto de renda retido na fonte, estão sendo imputados aos dividendos referentes ao exercício de 2007.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do exercício, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão-somente nas linhas do imposto de renda e da contribuição social.

O Conselho de Administração, em reunião realizada em 14.08.2007, aprovou a distribuição de dividendos intercalares, com base nas demonstrações contábeis levantadas em 30.06.2007, no valor de R$ 360.066, correspondentes a R$ 0,5516214256 por ação, os quais foram pagos em 25.10.2007.

Os dividendos mínimos obrigatórios correspondem a 30% do lucro líquido ajustado, conforme disposto no Estatuto Social da Companhia.

	2007	2006
a) Cálculo dos dividendos mínimos obrigatórios		
Lucro líquido do exercício	1.045.627	979.146
Constituição da reserva legal (5%)	(52.282)	(48.957)
Base de cálculo	993.345	930.189
Dividendos mínimos obrigatórios (30%)	**298.004**	**279.057**
b) Dividendos / juros sobre o capital próprio propostos		
Juros sobre o capital próprio, líquidos de IRRF	151.301	182.649
Dividendos intercalares	360.066	324.000
Dividendos adicionais propostos	457.279	393.189
Subtotal	968.646	899.838
IRRF dos juros sobre o capital próprio	24.699	30.351
Total	**993.345**	**930.189**
Dividendos/juros sobre o capital próprio antes da retenção do imposto de renda, por ação ordinária (**em R$ 1,00**):	1,5218031188	1,4250471146

Os dividendos adicionais propostos, no valor de R$ 457.279, correspondem a R$ 0,7005499732 por ação, serão pagos após deliberação da Assembléia Geral Ordinária que aprovar as demonstrações contábeis.

A destinação do lucro líquido do exercício foi refletida nas demonstrações contábeis no pressuposto de sua aprovação pela Assembléia Geral Ordinária.

25 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2007					2006
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Com Vendas	Gerais e Administrativas	Total	Total
Pessoal	89.037	7.915	6.549	37.909	141.410	126.889
Administradores	-	-	-	10.878	10.878	8.474
Material	19.640	240	44	1.347	21.271	22.220
Serviço de terceiro	42.176	2.037	863	29.969	75.045	67.727
Combustível p/produção de energia	118.684	-	-	-	118.684	95.575
Compensação financeira pela utilização de recursos hídricos	71.127	-	-	-	71.127	26.830
Encargos de uso da rede elétrica	-	-	169.161	-	169.161	162.625
Depreciação e amortização	174.910	-	2	1.609	176.521	159.004
Seguros	6.020	494	-	284	6.798	6.097
Indenizações trabalhistas e a terceiros	-	-	-	5.315	5.315	7.351
Contribuições setoriais	-	-	1.988	208	2.196	2.330
Taxa de fiscalização	-	-	-	6.782	6.782	8.011
Contribuições e doações	222	54	16	6.889	7.181	5.319
Outros	4.556	90	415	12.526	17.587	26.273
	526.372	10.830	179.038	113.716	829.956	724.725

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2007					2006
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Com Vendas	Gerais e Administrativas	Total	Total
Pessoal	89.370	7.915	6.549	38.485	142.319	127.686
Administradores	-	-	-	12.356	12.356	9.944
Material	21.589	240	50	1.421	23.300	23.897
Serviço de terceiro	50.384	2.037	1.134	33.984	87.539	78.240
Combustível p/produção de energia	126.960	-	-	-	126.960	102.070
Compensação financeira pela utilização de recursos hídricos	89.756	-	-	-	89.756	38.326
Encargos de uso da rede elétrica	-	-	205.762	-	205.762	202.545
Depreciação e amortização	219.117	-	2	10.000	229.119	208.364
Seguros	7.146	494	-	284	7.924	7.561
Indenizações trabalhistas e a terceiros	-	-	-	5.315	5.315	7.355
Contribuições setoriais	-	-	2.701	307	3.008	2.803
Taxa de fiscalização	-	-	-	8.117	8.117	9.419
Contribuições e doações	295	54	16	7.420	7.785	9.714
Outros	5.012	90	543	12.432	18.077	28.200
	609.629	10.830	216.757	130.121	967.337	856.124

26 – (CONSTITUIÇÃO) REVERSÃO DE PROVISÕES OPERACIONAIS, LÍQUIDA

	Controladora		Consolidado	
	2007	2006	2007	2006
Benefícios pós-emprego	818	(7.881)	818	(7.881)
Contingências cíveis	(4.644)	23.520	(6.746)	23.078
Contingências tributárias	1.213	(1.600)	1.213	(1.600)
Contingências trabalhistas	1.653	(1.442)	1.653	(1.442)
Outras	702	(702)	833	(702)
	(258)	11.895	(2.229)	11.453

27 – GANHOS EM AÇÕES JUDICIAIS

Em 2007, foi reconhecido o ganho de R$ 3.700, decorrente do trânsito em julgado de decisão favorável no processo que se discutia a redução da alíquota de retenção do Seguro Acidente do Trabalho - SAT.

No exercício de 2006, a Companhia e sua controlada CEM obtiveram ganhos em ações judiciais no valor de R$ 87.535 e R$ 1.152, respectivamente, pelo trânsito em julgado de decisão favorável ao afastamento da base de cálculo da contribuição ao PIS e a COFINS. Também em 2006, a Tractebel Energia obteve ganho judicial, no valor de R$ 5.815, relativo a acordo efetuado em ação declaratória pelo pagamento indevido de seguro garantia em processo de concorrência internacional para importação de energia da Argentina.

28 – RESULTADO FINANCEIRO

	Controladora		Consolidado	
	2007	2006	2007	2006
Receitas financeiras				
Renda de aplicações financeiras	44.591	42.771	60.358	55.487
Juros sobre valores a receber	10.943	24.910	11.175	24.774
Variação monetária sobre depósitos judiciais	14.421	12.489	16.621	14.364
Variação monetária sobre contas a receber e outras	5.756	2.726	5.756	2.738
Outras	6.314	9.865	6.692	10.303
	82.025	**92.761**	**100.602**	**107.666**
Despesas financeiras				
Encargos de dívidas	82.539	96.970	124.841	151.360
Encargos sobre concessão ANEEL	-	-	20.187	18.039
Encargos sobre passivo atuarial	44.206	49.480	44.206	49.480
Encargos sobre provisões operacionais, líquidos	3.775	1.973	3.854	1.974
Encargos sobre tributos e contribuições sociais	2.856	332	4.906	364
Variação monetária sobre financiamentos e debêntures	18.058	6.590	22.103	8.949
Variação monetária sobre Concessão ANEEL	-	-	14.115	6.941
Variação monetária outras	3.665	4.671	3.966	4.703
Variação cambial sobre empréstimos e	(54.532)	(25.138)	(54.532)	(25.138)
Perdas com operações de *swaps* cambiais	21.551	17.441	21.551	25.684
CPMF	14.483	11.786	19.947	15.565
Outras	7.926	5.218	10.111	5.953
	144.527	**169.323**	**235.255**	**263.874**
	62.502	**76.562**	**134.653**	**156.208**

29 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. A Companhia não tem pactuado contratos de derivativos para fazer *hedge* contra esses riscos, porém os mesmos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

Em novembro de 2007, a Companhia liquidou sua última operação *swap* no mercado de balcão, onde a variação cambial de empréstimos e financiamentos era trocada pela variação do CDI.

O resultado dessas operações está apresentado na despesa financeira na rubrica "Perdas com operações de *swaps* cambiais".

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

Nas transações de venda para clientes industriais, os chamados Consumidores Livres, para minimizar o risco de crédito diante desses parceiros comerciais, a Companhia, através de sua área de crédito, procede a uma análise de crédito prévia e estabelece, em conjunto com o Comitê de Crédito, o limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 4, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos, financiamentos e debêntures foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	2007		**2006**	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos/financiamentos e encargos em moeda estrangeira	299.197	322.316	388.401	363.812
Empréstimos/financiamentos e encargos em moeda nacional	117.360	116.564	211.948	215.188
Debêntures	592.440	483.202	215.004	195.865
	1.008.997	**922.082**	**815.353**	**774.865**

	Consolidado			
	2007		**2006**	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos/financiamentos e encargos em moeda estrangeira	299.197	322.316	388.401	363.812
Empréstimos/financiamentos e encargos em moeda nacional	792.558	721.916	527.929	456.127
Debêntures	721.479	601.958	361.178	332.301
	1.813.234	**1.646.190**	**1.277.508**	**1.152.240**

30 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do Dólar acrescido da inflação norte americana.

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, celebrado pela Companhia, no âmbito do Consórcio Itá, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Companhia Energética Meridional – CEM

Contrato de Compra e Venda de Energia Elétrica, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, no montante anual de 2.395.903 MWh. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 31.03.2017.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado anualmente pela variação do IGP-M.

Companhia Energética São Salvador – CESS

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado anualmente pela variação do IGP-M.

Suez-Tractebel S.A. (Controladora Indireta)

Em 17.04.2007, a Companhia celebrou contrato com a Suez-Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em Assembléia Geral Extraordinária - A.G.E. realizada em 17.04.2007, tendo o acionista controlador renunciado ao seu direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS, devendo os serviços executados e respectivos honorários ser submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	2007							2006
	SESA[a]	CEM	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Ativo								
Contas a receber	12	338	1.715	800	53.124	62	**56.051**	**17.732**
Dividendos a receber de controladas	-	61.363	3.429	4.929	21.285	-	**91.006**	**103.021**
Passivo								
Fornecedores	-	33.372	9.945	8	6.387	-	**49.712**	**42.068**
Dividendos e juros s/ o capital próprio	365.602	-	-	-	-	-	**365.602**	**327.989**

11.01 - NOTAS EXPLICATIVAS

	2007								2006
	SUEZ[d]	DELTA	CEM	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Resultado									
Receita operacional									
Suprimento de Energia	-	-	-	-	5.801	323.593	-	329.394	142.121
Serviços									
Administração	-	-	681	-	107	26	389	1.203	759
Oper. e manut.	-	-	1.790	10.167	1.484	-	-	13.441	12.995
Custo de Energia Elétrica									
Compra energia	-	-	277.017	116.136	-	-	-	393.153	382.798
Outros	-	-	-	-	31	-	-	31	18
Despesas Operacionais									
Gerais e Administrativa	2.540	-	-	-	-	-	-	2.540	-
Financeiro									
Receita financeira	-	-	-	-	-	-	-	-	213
Resultado de Participações Societárias	-	(31)	94.978	12.149	7.929	64.066	-	179.091	113.538

[a] Suez Energy South America Participações

[b] Tractebel Energia Comercializadora

[c] Companhia Energética São Salvador

[d] Suez-Tractebel S.A.

31 - GARANTIA[illegible] TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida, BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2007 é de R$ 209.041 (R$ 243.059 em 31.12.2006).

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão; ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2007 totaliza R$ 156.109 (R$ 180.511 em 31.12.2006).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre a Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2007 totaliza R$ 31.877 (R$ 38.585 em 31.12.2006).

Companhia Energética São Salvador – CESS

A Companhia é interveniente nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE São Salvador. A interveniente deu, em caução, a totalidade das ações de emissão da CESS, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2007 é de R$ 407.210.

32 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.570.974 mil, equivalentes a R$ 6.325.266 em 31.12.2007, e de lucro cessante com valor declarado de US$ 42.458 mil, equivalentes a R$ 75.206 em 31.12.2007. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 250.000 mil, equivalentes a R$ 442.825 em 31.12.2007, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada Companhia Energética Meridional - CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 278.569 mil, equivalentes a R$ 493.429 em 31.12.2007.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 88.565 em 31.12.2007. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de riscos operacionais com cobertura de US$ 25.000 mil equivalentes a R$ 44.283 em 31.12.2007, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 88.565 em 31.12.2007.

A Companhia Energética São Salvador – CESS, controlada da Tractebel Energia desde 01.05.2007, possui apólice de seguros de riscos de engenharia com cobertura de manutenção ampla de 12 meses, com limite máximo de indenização de R$ 701.880. A CESS possui ainda, duas apólices de responsabilidade civil com coberturas de R$ 22.200 cada.

Além destes seguros estratégicos, a Tractebel Energia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade para conselheiros, diretores e administradores extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

33 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia mantém Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia tem contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e com parcela significativa contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu Portaria, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

11.01 - NOTAS EXPLICATIVAS

Em 01.04.2005, foi publicada Resolução Normativa ANEEL estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico - ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos, o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato de 300 MW foi reduzido para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia, a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

Em 20.06.2006, a ANEEL, através de Resolução Normativa, reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN em decorrência da impossibilidade de fornecimento de energia elétrica por parte desta empresa. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras, vendedora do gás para a MSGás.

Ante a ameaça da Petrobras de cortar o suprimento de gás para a Usina, a Companhia ajuizou medida cautelar contra a MSGás e a Petrobras, com pedido de antecipação de tutela, que foi deferida para obrigar a manutenção do fornecimento do gás, nos termos do contrato.

A Companhia também ajuizou ação ordinária visando a renovação do contrato por mais um período, cujo processo está tramitando no Poder Judiciário da Comarca do Mato Grosso do Sul.

Em recente recurso ajuizado perante o Superior Tribunal de Justiça, a Petrobras obteve efeito suspensivo que lhe autorizou, a partir de novembro de 2007, a suspensão do fornecimento de gás para a Usina.

Em conseqüência, a Companhia tem comprado energia na Câmara de Comercialização de Energia Elétrica – CCEE para suprir o lastro de energia vendida de Arjona. Alternativamente, está sendo avaliada a viabilidade da usina operar com óleo diesel como combustível, uma vez que a mesma possui essa flexibilidade.

34 - ALTERAÇÃO DA LEGISLAÇÃO SOCIETÁRIA BRASILEIRA - LEI 6.404/1976

Em 28.12.2007, foi promulgada a Lei nº. 11.638, que altera, revoga e introduz novos dispositivos à Lei das Sociedades por Ações nº 6.404, de 15.12.1976, notadamente em relação ao capítulo XV, que trata sobre matéria contábil, com vigência a partir do exercício que se inicia em 1º de janeiro de 2008. A referida lei visa, principalmente, a atualização da lei societária brasileira para possibilitar o processo de convergência das práticas contábeis adotadas no Brasil com aquelas constantes das normas internacionais de contabilidade e permitir que novas normas e procedimentos contábeis sejam expedidos pela Comissão de Valores Mobiliários - CVM, em consonância com os padrões internacionais de contabilidade. Algumas alterações devem ser aplicadas a partir do início do próximo exercício, enquanto outras dependem de normatização por parte dos órgãos reguladores.

As principais modificações podem ser sumarizadas como segue:

- Substituição da Demonstração das Origens e Aplicações de Recursos – DOAR pela Demonstração dos Fluxos de Caixa - DFC;
- Inclusão da apresentação da Demonstração do Valor Adicionado - DVA;
- Criação da possibilidade da escrituração das transações para atender à legislação tributária e, na seqüência, os ajustes necessários para atender às práticas contábeis.
- Criação de dois novos subgrupos de contas: Intangível, no Ativo Permanente e Ajustes de Avaliação Patrimonial, no Patrimônio Líquido, para permitir o registro de determinadas avaliações de ativos a preço de mercado, principalmente instrumentos financeiros; registro de variação cambial sobre investimentos societários no exterior avaliados pelo método de equivalência patrimonial; ajustes dos ativos e passivos a valor de mercado, em razão de fusão e incorporação ocorrida entre partes não relacionadas que estiveram vinculadas à efetiva transferência de controle;
- Normatização de novos critérios para a classificação e a avaliação das aplicações em instrumentos financeiros, inclusive derivativos;
- Introdução do conceito de ajuste a valor presente para as operações ativas e passivas de longo prazo e para as relevantes de curto prazo;
- Alteração dos parâmetros de avaliação de coligadas pelo método de equivalência patrimonial;
- Introdução do conceito sociedade de grande porte;

A Companhia já vem apresentando a DFC e a DVA como informações suplementares às demonstrações contábeis divulgadas, e a segregação do Intangível, no Ativo Permanente.

Em razão dessas alterações terem sido recentemente promulgadas e algumas ainda dependerem de normatização dos órgãos reguladores para serem aplicadas, a Administração da Companhia ainda não conseguiu avaliar todos os efeitos que as alterações introduzidas pela nova lei poderiam resultar em suas demonstrações contábeis e nos resultados dos exercícios seguintes.

35 – EVENTO SUBSEQÜENTE

A Tractebel Energia S.A. e sua controlada integral Companhia Energética Meridional – CEM, comunicaram através de Fato Relevante publicado em 24.01.2008, que seus Conselhos de Administração submeterão aos seus acionistas, em Assembléia Geral Extraordinária a ser convocada, a incorporação, pela Tractebel Energia, de sua subsidiária integral CEM, mediante a versão do patrimônio líquido da CEM, a valor contábil.

A incorporação pretendida objetiva a simplificação da estrutura societária do grupo, mediante a reestruturação societária e patrimonial concernente na operação de incorporação da CEM pela Tractebel Energia, a qual não só reduzirá a estrutura organizacional atual, diminuindo custos, aumentando o valor para os acionistas, racionalizando e otimizando os investimentos, bem como facilitará a unificação, padronização e aperfeiçoamento da administração geral dos negócios das sociedades envolvidas e permitirá a eliminação dos custos de negociação que a manutenção das duas companhias impõe.

O Protocolo de Incorporação de Ações e Sociedade e Instrumento de Justificação foi firmado entre as partes e a proposta de incorporação foi previamente aprovada pelo Conselho de Administração das Companhias e pelos debenturistas da 1ª emissão de debêntures da CEM.

Adicionalmente, a ANEEL, através de Resolução autorizativa, anuiu a transferência da concessão de geração da Usina Hidrelétrica Cana Brava – UHCB para a Tractebel Energia, em virtude da referida incorporação.

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente do Departamento de Contabilidade
Contador - CRC RJ 072259/O-5 S-SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE



CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
A Publicly Listed Company - CVM Registration Number 1732-9

MINUTES OF THE EIGHTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On April 22, 2008 at 10:00 a.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following effective board members being present: Maurício Stolle Bähr, Victor-Frank de Paula Rosa Paranhos, Luiz Antônio Barbosa and José Pais Rangel and, given the impossibility of the presence of the effective board members, Jan Franciscus Maria Flachet, Dirk Beeuwsaert and Pierre Michel Philippe Chareyre, the respective alternates, Luiz Eduardo Simões Viana, Gil de Methodio Maranhão Neto and José Carlos Cauduro Minuzzo. The meeting was presided by the Chairman of the Board of Directors, director Maurício Stolle Bähr, who proposed that I, Osmar Osmarino Bento should act as the meeting's secretary, the proposal being duly seconded by the other directors. Welcoming those present, the President called the meeting to order placing the matter on the **Agenda of the Day** in discussion as itemized in the **convening notice CA-002/2008** of April 10, 2008 as follows: to approve the third issue of the Company's Promissory Notes for public distribution for the value of up to R$ 400,000,000.00 (four hundred million Reais). **RESOLUTION taken unanimously by the Directors present and without any qualification:** approved the execution of the third issue of the Company's commercial paper in the form of promissory notes for the value of up to R$ 400,000,000.00 (four hundred million Reais) in a single series, for public distribution ("Issue", "Promissory Notes" and "Offering", respectively), which shall have the following characteristics and conditions: (i) **Total Issue Value:** the total issue value shall be up to R$ 400,000,000.00 (four hundred million Reais); (ii) **Number of Series:** the Issue shall be executed in a single series; (iii) **Quantity of Promissory Notes:** up to 40 (forty) promissory notes shall be issued; (iv) **Nominal Unit Value:** the Promissory Notes shall have a nominal unit value of R$ 10,000,000.00 (ten million Reais) on the date of their effective subscription and paying in ("Nominal Unit Value"); (v) **Date of Issue**: for all intents and purposes, the date of issue of the Promissory Notes shall be the date on which the first subscription and paying in of Promissory Notes ("Date of Issue") shall occur; (vi) **Form:** the Promissory Notes shall be issued physically and shall be deposited with the institution accredited to render custody services; (vii) **Term and Due Date:** the Promissory Notes shall have a term of 360 (three hundred and sixty) days as from the Date of Issue, the 360th day being deemed as the due date ("Due Date"), on which occasion the Company undertakes to redeem the Promissory Notes in the market, through the settlement of the Nominal Unit Value plus Remuneration (as defined below); (viii) **Place of Negotiation and Payment:** the Promissory Notes shall be registered for negotiation in the over-the-counter market with the Promissory Note System ("NOTA"), operated by the Clearing House for the Custody and Financial Settlement of Securities – CETIP ("CETIP"), the payments with respect to the Promissory Notes to be executed in compliance with the procedures of CETIP, for the Promissory Notes registered with the

NOTA or, for Promissory Note holders not members of the said system, with the registered offices of the Company; (ix) **Remuneration:** the Promissory Notes shall be entitled to the remuneration equivalent to the accumulation of 103.50% (one hundred and three whole numbers and fifty one hundredth percent) of the average daily Interbank Deposit rates for one day, over extra group, denominated "DI Over Extra Group Rate", expressed in the form of an annual percentage, on the basis of 252 (two hundred and fifty-two) business days, calculated and announced daily by CETIP, in the daily information bulletin on its page in the internet (http://www.cetip.com.br) ("DI Rate" and "Remuneration", respectively), calculated in an exponential and cumulative form, *pro rata temporis* for the number of business days that have elapsed, based on the Nominal Unit Value from the Date of Issue until the Due Date; (x) **Monetary Restatement:** the Nominal Unit Value of the Promissory Notes shall not be monetarily restated; (xi) **Programmed Rollovers:** there shall be no programmed rollovers; (xii) **Guarantees:** the Promissory Notes shall not be entitled to any type of guarantee; (xiii) **Substantiation of Limits:** the Issue is not obliged to comply with the limits pursuant to articles 3 and 4 of CVM Instruction 134 of November 1, 1990, as amended ("CVM Instruction 134/90"), according to the terms of the waiver pursuant to Article 1, subsection III of CVM Instruction 155 of August 7, 1991, as amended; (xiv) **Early Redemption:** the Promissory Notes may be redeemed by the Company at any time as from the Date of Issue, pursuant to the second paragraph of Article 7 of CVM Instruction 134/90 and according to the following procedures: (i) through resolution of the Company's Board of Directors and notification to the holders of the Promissory Notes or to the commercial paper agent ("Commercial Paper Agent"), should the latter be engaged, with notice of at least 5 (five) business days prior to the date for early redemption, informing the date, place and procedure for executing the early redemption, and in the case of the engagement of the Commercial Paper Agent, the latter shall have up to 2 (two) business days as from receipt of the said notification, to transmit the same notice to the holders of the Promissory Notes; (ii) early redemption, either in full or partial, shall be executed through payment of the Nominal Unit Value of the Promissory Notes plus Remuneration, calculated *pro rata temporis* as from the Date of Issue until the date of the effective redemption, plus a premium of 0.28% (twenty-eight one hundredths percent) applied on the restated debit balance of the Promissory Notes to be paid to the holders of the Promissory Notes; and (iii) in the event of a partial early redemption, the criterion of casting of lots shall be adopted, to be executed on the basis of the number of each Promissory Note, pursuant to the first paragraph of Article 55 of Law 6,404 of December 15, 1976, as amended; (xv) **Early Maturity:** the holders of the Promissory Notes, either individually or jointly, or the Commercial Paper Agent, should such be engaged, may, in advance of the originally established due date, declare all obligations with respect to the Promissory Notes as matured and demand immediate settlement by the Company, for the Nominal Unit Value of the Promissory Notes in the market, together with Remuneration, calculated *pro rata temporis* as from the Date of Issue until the date of their effective payment, in the event of the following circumstances: (a) request for voluntary bankruptcy or for bankruptcy not canceled within the legal timeframe, adjudication of bankruptcy, a request for judicial or extra-judicial administration, or any other analogous procedure that may be created by the legislation, of the Company; (b) non-payment, by the Company, of any amounts due to the holders of Promissory Notes, not remedied within 2 (two) consecutive days as from the date on which payment was due; (c) winding up, dissolution or extinguishment of the Company; (d) the Company's failure to comply with any non-pecuniary

obligation pursuant to the Indenture Agreement to the Promissory Notes ("Indenture"), not remedied within 30 (thirty) consecutive days as from the notice in writing delivered to it directly by the holders of the Promissory Notes, individually or jointly, or by the Commercial Paper Agent, should such be engaged; (e) protest of negotiable instruments in a unit or aggregate value of at least R$ 40,000,000.00 (forty million Reais), settlement of which is the responsibility of the Company, even in the condition of guarantor, and not remedied within 5 (five) consecutive days; (f) early maturity of any financial debt of the Company for the individual or aggregate amount of at least R$ 40,000,000.00 (forty million Reais); (g) default, on its respective due date or on the elapsing of the established remedy period, in the settlement of any debt of the Company in the individual or aggregate amount of, at least, R$ 40,000,000.00 (forty million Reais); (h) spinning off, merger or, in addition, incorporation of the Company by another, except where (i) this corporate modification is approved by the Promissory Note holders representing the majority of the Promissory Notes trading in the market; or (ii) if the right of redemption is guaranteed to the Promissory Notes holders that do not agree with the said spinning off, merger or incorporation, this right to be exercised within a period of 6 (six) months as from the date of publication of the minutes of the Company's general meeting at which a resolution was taken on such spinning off, merger or incorporation; (i) should the shareholding control of the Company, either directly and/or indirectly, cease to be (i) Suez-Tractebel Société Anonyme, a joint stock company, organized and existing in accordance with the Laws of Belgium, with its registered offices in Brussels, Belgium; or (ii) another corporation that may eventually succeed it on any account within the scope of a process of merger or corporate restructuring between Suez-Tractebel Société Anonyme and other companies with activities in the market in which Suez-Tractebel Société Anonyme operates; (j) in the event of sale, non-operation or prolonged suspension of activities or any other condition, by the Company, of fixed assets that represent, either individually or jointly, 25% (twenty-five per cent) of the electric energy generation capacity of the Company, taking as a basis the Company's installed capacity as of the Date of Issue and which provably affects the Company's financial-economic capacity; (l) intervention or loss of the Company's concession/authorization, as the case may be, to explore activities related to energy generation; (m) transformation of the Company into a closely-held corporation pursuant to articles 220 to 222 of the Joint Stock Companies Law; (n) reduction of the Company's capital stock, except when prior authorization is granted by the Promissory Note holders representing the majority of the Promissory Notes trading in the market, at a meeting of Promissory Note holders; (o) payment of dividends, interest on shareholders' capital or any other participation pursuant to the Bylaws of the Company, with the exception of the payment of the minimum mandatory dividend pursuant to Article 202 of the Joint Stock Companies Law, if the Company is in default with its pecuniary obligations relative to the Promissory Notes; (p) while the Promissory Notes are trading in the market, non-compliance by the Company with the financial ratios and limits to be established in the Indenture and in the public distribution agreement to be signed with the financial institutions authorized to operate in the capital markets with the objective that the said institutions are responsible for the coordination and intermediation of the public distribution of the Promissory Notes; and (xvi) **Delegation of Powers to the Company's Management Board:** to authorize the Management Board of the Company, in compliance with the legal provisions and the provision in the Company's Bylaws, to practice all and any acts necessary for the Issue and the Offering, in particular with respect to the engagement of one or more financial institutions

authorized to operate in the capital markets to be responsible for the coordination and public distribution of the Promissory Notes, as well as to engage, where necessary, financial institutions authorized to render the services of custody, settlement, issue of certificates, payment agent, commercial paper agent, as the case may be, as well as any other service providers related to the Issue and/or to the Offering, where required. **CONCLUSION:** The floor being given to the Directors present, in addition to the detailed discussions which had already taken place with respect to the resolution of the item in the order of the day, and no point of order being raised, the President proceeded to declare the work of the meeting closed, requesting that I, the Secretary, draft these minutes. The said minutes, having been subsequently read and found correct, were duly signed by the members of the Board of Directors present, including the President, and by myself as Secretary. Rio de Janeiro RJ, April 22, 2008

Maurício Stolle Bähr
Director-President

Victor-Frank de Paula Rosa Paranhos
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Luiz Eduardo Simões Viana
Alternate Director

Gil de Methodio Maranhão Neto
Alternate Director

José Carlos Cauduro Minuzzo
Alternate Director

Osmar Osmarino Bento
Secretary

NOTICE OF LAUNCH OF THE PUBLIC OFFER OF COMMERCIAL PAPERS COMPRISING THE 3rd ISSUE BY



TRACTEBEL ENERGIA S.A.
Publicly-held company
Registered with the CVM under No. 1732-9
CNPJ/MF[1] No. 02.474.103/0001-19
Rua Antônio Dib Mussi, 366
Florianópolis – Santa Catarina

ISIN Code of the Commercial Papers: BRTBLENPM006

Managers

BB INVESTIMENTOS	BNP PARIBAS

BB Banco de Investimento S.A. is the Lead Manager of the Offer

BB Banco de Investimento S.A., a financial institution within the securities distribution system, with principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Senador Dantas, 105, 36th floor, enrolled with the CNPJ/MF under No. 24.933.830/0001-30, herein represented in accordance with its Memorandum and Sections of Association, in the capacity as lead manager ("BB-BI" or "Lead Manager") and **Banco BNP Paribas Brasil S.A.**, a financial institution within the securities distribution system, with principal place of business in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 510, 10th through 14th floors, enrolled with the CNPJ/MF under No. 01.522.368/0001-82, in the capacity as manager ("BNPP", and with the Lead Manager, "Managers") inform the launch of the public offer of up to forty (40) commercial papers comprising the 3rd issue by Tractebel Energia S.A., in a single series, with par value per unit of R$ 10,000,000.00 (ten million Reals) ("Offer", "Issue", "Commercial Papers" and "Issuer", respectively), in the aggregate amount of up to:

R$ 400,000,000.00
(four hundred million Reals)

The request for the Offer's automatic registration was filed with the Brazilian Securities Commission ("CVM") on 5 May 2008 pursuant to the provisions of CVM Instruction No. 429 of 22 March 2006, as amended ("CVM Instruction No. 429/06").

[1] Enrollment with the Taxpayer's List of the Ministry of Finance – Legal Entities

The investment in the Commercial Papers involves several risks which should be considered by potential investors. Such risks include liquidity, credit, market, and specific regulation factors, among others, that are associated with both the Issuer and the Commercial Papers.

"The purpose of the registration of this Offer with the CVM is solely to secure access to the information that will be provided by the Issuer at the request of subscribers at the places mentioned in this notice of launch ("Notice of Launch"), and the registration does not entail, on the part of the CVM, a guarantee of the authenticity of such information, nor a judgment in connection with the quality of the Issuer or the Commercial Papers to be offered".

[ANBID]	"This public offer/program was prepared in accordance with the provisions of the ANBID's Self-regulation Code for Public Offers and Acquisition of Securities, which is registered with the 4th Registry of Titles and Deeds of the City of São Paulo, State of São Paulo, under no. 5032012, and as such this public offer/program is in compliance with the minimum standards of information contained therein, and ANBID undertakes no liability for such information, the quality of the issuer and/or offering parties, the participating institutions or the securities the subject matter of this public offer/program".

1. INFORMATION ON THE OFFER

1.1. Corporate Authorization

The Offer was approved under a resolution of the Issuer's Board of Directors at a meeting held on 22 April 2008, the minutes of which were filed with the Registry of Commerce of the State of Santa Catarina – JUCESC under no. 2008.115.3490 on 29 April 2008, and published in the Official Gazette of the State of Santa Catarina and on the newspapers Diário Catarinense and Valor Econômico, national edition, on 30 April 2008.

2. CHARACTERISTICS OF THE COMMERCIAL PAPERS

2.1. Issue's Aggregate Amount

The aggregate amount of the Issue shall be equal to up to R$ 400,000,000.00 (four hundred million Reals).

2.2. Series

The Commercial Papers shall be issued in a single series.

2.3. Number of Commercial Papers

Up to (40) Commercial Papers shall be issued.

2.4. Par Value per Unit

The par value per unit of the Commercial Papers is R$ 10,000,000.00 (ten million Reals) ("Par Value per Unit").

2.5. Form

2.5.1. The Commercial Papers shall be physically issued and deposited with **Banco Bradesco S.A.**, a financial institution authorized to provide settlement and custody services ("Mandated and Custodian Bank").

2.5.2. The Commercial Papers shall be nominative and shall be transferred by special endorsement, with simple transfer of title, pursuant to section 15 of Exhibit I to the Convention Providing a Uniform Law for Bills of Exchange and Promissory Notes, enacted by means of Decree No. 57663 of 24 January 1966. In accordance with the provisions of the sole paragraph of section 2, CVM Instruction No. 134 of 1 November 1990, as amended ("CVM Instruction No. 134/90"), endorsements of the Commercial Papers shall not include a guarantee.

2.6. Issue Date

For all purposes and effects, the issue date of the Commercial Papers shall be the date of the subscription of and payment for the Commercial Papers, and all Commercial Papers shall be subscribed and paid in on the same date ("Issue Date").

2.7. Subscription Price

2.7.1. Throughout the Placement Period (as defined below), the subscription price of the Commercial Paper shall be equivalent to the Par Value per unit.

2.7.2. No discount shall be granted by the Managers to the investors interested in acquiring the Commercial Papers.

2.8. Subscription and Payment Procedures

The period for the public offer of the Commercial Papers shall be up to eight (8) business days, commencing on the date on which registration of the Offer is granted by the CVM ("Placement Period"). The Commercial Papers shall be paid-up at sight in Brazilian legal tender upon their subscription.

2.9. Pricing Manner

The Commercial Papers shall be offered to investors inclusive of the Yield (as defined below), and there shall be no pricing mechanisms.

2.10. Yield and Monetary Adjustment

2.10.1. The Commercial Papers will entitle an Yield equal to the accrual of 103.50% of the average daily rates of the Interbank Deposits for one day, *over extra group*, referred to as "DI Rate Over Extra Group", expressed as a percentage per annum, on the basis of a year with 252 (two hundred and fifty-two) business days, calculated and published on a daily basis by the Clearing House for Custody and Financial Settlement of Securities ("CETIP"), in the daily information bulletin available in its homepage on the internet (www.cetip.com.br) ("DI Rate" and "Yield", respectively), calculated on an exponential and accruing basis pro rata to the business days elapsed, applicable to the Par Value per Unit since Issue Date and until the Maturity Date (as defined below), in accordance with the formula indicated in the Lamina (as defined below).

2.10.2. The value of the Commercial Papers will not be monetarily adjusted.

2.11. Term and Maturity Date

The Commercial Papers shall have a life of 360 (three hundred and sixty) calendar days commencing on the Issue Date, and maturity shall occur on the 360th day ("Maturity Date"), and at such time the Issuer shall redeem the outstanding Commercial Papers by paying the Par Value per Unit plus Yield.

2.12. Placement Regime

2.12.1.. The Managers shall publicly offer the Commercial Papers on the basis of firm commitment underwriting, without joint and several liability, in respect of an amount of up to R$ 400,000,000.00 (four hundred million Reals), equal to the Issue's Aggregate Amount, and the firm commitment shall be in the proportion of 75% for BB-BI and 25% for BNPP, in accordance with the chart below:

Managers	Amount
BB-BI	Up to R$ 300,000,000.00
BNPP	Up to R$ 100,000,000.00

2.12.2. If, at the end of the Placement Period, not all of the Commercial Papers shall have been placed with investors, the Managers shall subscribe for and pay-in the Commercial Papers which shall not have been placed, in the proportion specified in item 2.12.1 above. Once the Commercial Papers are placed, the notice on the end of the Offer shall be published ("End Notice").

2.13. Offer Plan

2.13.1. The Commercial Papers will be subject to publicly offered with the intermediation of the Managers, on the basis of firm commitment underwriting in accordance the Fifth Clause of the "Firm Commitment Underwriting Agreement in respect of the Commercial Papers comprising the 3rd Issue by Tractebel Energia S.A.", entered into on 30 April 2008 by and between the Issuer and the Managers ("Underwriting Agreement").

2.13.2. Subject to the conditions set forth in the Underwriting Agreement, the Managers shall commence the placement of the Commercial Papers pursuant to section 3, CVM Instruction No. 429/06, within 5 (five) business days ("Automatic Registration Period") commencing on the completion of the following steps: (i) filing of the Offer registration application with the CVM by the Issuer and the Managers; (ii) publication of this Notice of Launch by the Managers, at the Issuer's costs; and (iii) provision by the Managers and the Issuer of summarized information on the Offer in accordance with Exhibit I, CVM Instruction 155 of 7 August 1991, as amended ("CVM Instruction No. 155/91" and "Lamina", respectively) to investors.

2.13.2.1. If the CVM does not grant the automatic registration of the Offer, the terms and conditions set forth herein shall remain in force, but the 5 (five) business day period referred to in the preceding paragraph shall be extended pursuant to the provisions of CVM Instruction No. 134/90.

2.13.3. The placement of the Commercial Papers shall be made in accordance with the procedures established for the Commercial Paper System operated by CETIP ("NOTA"), as well as the distribution procedures set forth in the Fourth Clause of the Underwriting Agreement.

2.13.4. There shall be no prior reservation or establishment of maximum or minimum lots, irrespective of chronological order. The apportionment procedure shall be proportional to the amount of orders made by the investors.

2.13.5. For the purposes of the provisions set forth in the second paragraph of section 14, and section 24, CVM Instruction No. 400 of 29 December 2003, as amended ("CVM Instruction No. 400/03"), the Issue and the Offer may not be increased at the discretion of the Issuer or the Managers.

2.13.6. No (i) liquidity support fund shall be formed; and/or (ii) no liquidity guarantee agreement shall be entered into in respect of the Commercial Papers, and/or (iii) no secondary market price stabilization agreement shall be entered into in respect of the Commercial Papers.

2.13.7. Once the Commercial Papers shall have been placed, the Managers shall publish the End Notice at the Issuer's costs.

2.13.8. Under the right provided in section 1, CVM Instruction No. 155/91, the Offer shall not contain a prospectus or any other marketing material in addition to this Notice of Launch, the End Notice, and the Lamina.

2.13.9. Until the date on which the End Notice is published, the Managers may resell the Commercial Papers acquired as a result of the exercise of the firm commitment, at a price no greater than their Par Value per Unit plus Yield, calculated pro rata from the Issue Date until the date of actual resale. Resales of the Commercial Papers by the Managers after the publication of the End Notice and until the Maturity Date shall be made at a price to be ascertained in accordance with the market conditions prevailing at the time. Resales of Commercial Papers shall be made in accordance with the applicable regulations.

2.14. Target Investors

2.14.1. The Offer shall be solely and exclusively targeted at qualified investors under CVM Instruction No. 409 of 18 August 2004, as amended ("Qualified Investors") and the Commercial Papers shall be placed with priority to the Managers of the Offer and/or their controlling shareholders.

2.14.2. All investors other than Qualified Investors should note the inappropriateness of this Offer, as it is exclusively target at Qualified Investors who have sufficient expertise and knowledge to make an independent and informed investment decision.

2.15. Scheduled Renegotiation

The Commercial Papers will not be subject to scheduled renegotiation.

2.16. Guarantee

The Commercial Papers will not contain any type of guarantee.

2.17. Default Charges

In case of delays in the payment of any amounts due to the holders of the Commercial Papers, the amount in arrears shall be subject to (i) contractual irreducible default penalty equal to 2% of the overdue unpaid amount; and (ii) default interest calculated from the date of default until the date of actual payment, at the rate of 1% per month, on the amount overdue and unpaid, irrespective of notice or notification through court or an officer of a registry of titles and deeds.

2.18. Early Redemption

2.18.1. The Commercial Papers may be redeemed early by the Issuer at any time after the Issue Date, pursuant to the second paragraph of section 7, CVM Instruction No. 134/90, and in accordance with the following procedures:

i. upon a resolution of the Board of Directors and communication to the holders of the Commercial Papers at least 5 (five) business days prior to the early redemption date, informing the date, the place and the applicable procedure for the early redemption;

ii. total or partial early redemption shall be made by means of the payment of the Par Value per Unit of the Commercial Papers plus Yield, calculated pro rata from the Issue Date until the date of actual redemption, and of a premium of 0.28% applicable to the adjusted outstanding balance of the Commercial Papers, payable to the holders of the Commercial Papers; and

iii. in case of partial early redemption, there shall be a draw based on the number of each Commercial Paper, in accordance with the first paragraph of section 55, Law No. 6404 of 15 December 1976,

as amended ("Corporations Act").

2.18.2. In the event provided in sub-item (iii) of item 2.18.1. above, the Issuer shall be responsible for the organization of the draw at its expenses and informing this to the holders of the Commercial Papers within the period specified in sub-item (i) of item 2.18.1 above.

2.18.3. The holders of the Commercial Papers or their attorneys-in-fact duly appointed for such purpose may attend the draw.

2.19. Acceleration Events

2.19.1. In the following events ("Acceleration Events"), the holders of the Commercial Papers, acting individually or together, shall declare the acceleration of all obligations under the Commercial Papers contained in the certificate of the Commercial Papers ("Certificate") and demand immediate payment by the Issuer of the Par Value per Unit plus Yield of the outstanding Commercial Papers, in which event Yield shall calculated on pro rata from the Issue Date until the date of actual payment, subject to the provisions of items 2.19.2 through 2.19.4:

i. filing by the Issuer for bankruptcy, filing for the bankruptcy of the Issuer not stopped within the legal period therefor, decree of bankruptcy of the Issuer, Issuer's application for recovery in or out of court or any similar proceedings introduced by law;

ii. failure by the Issuer to pay any amount due to the holders of the Commercial Papers not remedied within 2 (two) calendar days of the due date;

iii. winding-up, dissolution or termination of the Issuer;

iv. noncompliance on the part of the Issuer with any non-monetary obligation provided in the Certificate not remedied within 30 (thirty) calendar days of a written notice sent to it directly by the holders of the Commercial Papers, acting individually or together;

v. protest of securities with an individual or aggregate amount of no less than R$ 40,000,000.00 (forty million Reals) the payment of which is the Issuer's responsibility even if as guarantor not remedied within 5 (five) calendar days;

vi. acceleration of any financial indebtedness of the Issuer with an individual or aggregate amount of no less than R$ 40,000,000.00 (forty million Reals);

vii. default on its respective maturity or after the lapse of the cure period provided therein in the payment of any indebtedness Issuer with an individual or aggregate amount of no less than R$ 40,000,000.00 million (forty million Reals);

viii. spin-off, merger, or also acquisition of the Issuer by another company; except if (i) said corporate change is approved by the holders of Commercial Papers representing the majority of the outstanding Commercial Papers; or (ii) a redemption right is granted to the holders of the Commercial Papers who do not agree with such spin-off, merger or acquisition, to be exercised within a 6 (six) month period commencing on the date of the publication of the minutes of the general meeting of the Issuer in which such spin-off, merger or acquisition was approved;

ix. should the shareholding controlling of the issuer directly and/or indirectly cease to be held by (i) Suez Tractebel Société Anonyme, a company organized and existing under the laws of Belgium with registered offices in Brussels, Belgium; or (ii) another company that may somehow succeed it as a result of merger or corporate reorganization between Suez Tractebel Société Anonyme and other companies active in the industry of Suez Tractebel Société Anonyme;

x. in the event of sale, inoperability or extended stop or any other condition involving the fixed assets of the Issuer representing, either individually or in aggregate, 25% (twenty-five percent) of the electricity generation capacity of the Issuer, based on the Issuer's installed capacity on the Issue Date with a duly evidenced effect on the Issuer's economic and financial capacity;

xi. administration or loss of the Issuer's franchise/authorization, as the case may be, to explore activities relating to electricity generation;

xii. transformation of the Issuer into a limited liability company, pursuant to sections 220 to 222, Corporations Act;

xiii. reduction of the Issuer's share capital, except if previously authorized by the holders of Commercial Papers representing the majority of the outstanding Commercial Papers at a meeting of the holders of the Commercial Papers;

xiv. payment of dividends, interest on equity or any other participation in the net income provided for in the Memorandum and Articles of Association of the Issuer, except for the payment of the mandatory minimum dividend in accordance with section 202, Corporations Act, if the Issuer is in default in its monetary obligations under the Commercial Papers;

xv. non-compliance by the Issuer, while there are outstanding Commercial Papers, with the following covenants relating to financial indices and limits:

a. on the date of each quarterly interim balance sheet of the Issuer, the ratio between the sum of the Issuer's Consolidated EBITDA for the preceding 4 (four) quarters and the sum of the Consolidated Financial Expenses for the same period shall not be lower than 2.0; and

b. on the date of each quarterly interim balance sheet of the Issuer, the ratio between the Issuer's Consolidate Debt and the sum of the Consolidated EBITDA for the preceding 4

(four) quarters shall not be greater than 2.5; however it may reach 3.5 in case of new investments and/or acquisitions, and in the latter case the maturity of any new debt contracted by the Issuer shall only occur on a date after the Maturity Date of the Commercial Papers.

Where:

"Consolidated EBITDA" means the total sum (i) of the result before the deduction of the taxes, levies, assessments and participations; (ii) of the depreciation and amortizations made during such period, (iii) of the Consolidated Financial Expenses after deduction of financial income, and (iv) of the non-operating results;

"Consolidated Debt" means the sum of the Issuer's consolidated onerous debt owed to individuals and/or legal entities, including loans and financings with third parties, issues of fixed income securities, either convertible or not, on the local and/or international capital markets; and

"Consolidate Financial Expenses" means the total sum of costs relating to the issue of debt instruments, interest paid to individuals or legal entities (including financial institutions and suppliers), securities, financial expenses that do not have impact on the Issuer's cash, commissions, discounts and other fees in respect of bank loans or letters of credit, expenses or income generated by hedging transactions, expenses with aval, surety, pledges or guarantees/security provided in connection with other obligations, excluding interest on equity or any other form of return to shareholders booked as a financial expense.

2.19.2. The amounts referred to in sub-items (i) to (xv) of item 2.19.1. above shall not be reviewed or. monetarily adjusted.

2.19.3. The occurrence of any of the Acceleration Events specified in sub-items (i), (ii) and (iii) of item 2.19.1. above shall cause the automatic acceleration of the obligations arising out of the Commercial Papers, irrespective of any consultation with the relevant holders, and acceleration shall be conditional upon delivery to the Issuer of a notice to this extent by the holders of Commercial Papers, acting individually or together.

2.19.4. Upon the occurrence of any of the Acceleration Events specified in sub-items (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv) and (xv) of item 2.19.1. above, the Issuer shall call and the holders of Commercial Papers, acting individually or together, may request the Issuer to call within 3 (three) business days of the date on which the occurrence of any such event was noticed or of the end of the cure period, as the case may be, a general meeting of the holders of the Commercial Papers to resolve on the potential acceleration of the obligations arising out of the Commercial Papers. The general meeting of the holders of the Commercial Papers referred to herein shall take place within no more than 15 (fifteen) calendar days of the date of the first call, or within no more than 8 (eight) calendar days of the date of the second call, if applicable.

2.19.5. In the meeting of the holders of the Commercial Papers mentioned in item 2.19.4. above which shall be convened in accordance with the quorum set forth in the Tenth Clause of the Underwriting Agreement, the holders of the Commercial Papers may by means of a resolution made by the holders of Commercial Papers representing no less than 2/3 of the Commercial Papers than outstanding elect not to declare the acceleration of the obligations under the Commercial papers.

2.19.6. In case (i) the general meeting of the holders of the Commercial Papers mentioned in item 2.19.4. above is not convened as a result of a wanting quorum, or (ii) if the exercise of the right provided in item 2.19.5. above is not approved by holders representing no less than 2/3 of the outstanding Commercial Papers, the acceleration of the obligations resulting from the Commercial Papers shall be declared, and acceleration shall be conditional upon delivery to the Issuer of a notice to this extent by the holders of Commercial Papers, acting individually or together.

2.19.7. If the accelerated maturity of obligations resulting from the Commercial Papers is declared, the Issuer shall pay the Par Value per Unit of the outstanding Commercial Papers plus Yield calculated pro rata from the Issue Date until the date of actual payment, and any other amount that may be due by the Issuer under the Underwriting Agreement within 5 (five) business days of the receipt by the Issuer of a written notice sent by the holders of Commercial Papers to the Issuer in accordance with the provisions of item 2.19.3 or 2.19.6 above, as the case may be, in a letter with confirmation of receipt delivered to the address specified in item 6 below, under penalty of having to pay the default charges provided in the Underwriting Agreement should this not be done.

2.20. Trading Venue

The Commercial Papers will be registered for trading on the organized over-the-counter market, with the NOTA.

2.21. Payment Place

Payments under the Commercial Papers shall be made in accordance with the procedures of CETIP for commercial papers registered with the NOTA or, in relation to holders of Commercial Papers that are not linked to the such system, at the Issuer's principal place of business.

2.22. Rating

The Commercial Papers will not be rated.

2.23. Use of Proceeds

The proceeds of the Issue shall be used by the Issuer to acquire of assets for the expansion of its generator park.

2.24. Trustee

There shall be no Trustee.

3. REPRESENTATIONS

3.1. Pursuant to the applicable regulations, the Issuer is responsible for the authenticity, consistency, quality and sufficiency of the information (i) provided in the Offer documents at the time of registration, and (ii) provided to the market during the Offer, pursuant to a statement made by the Issuer, in compliance with section 56, CVM Instruction No. 400/03, contained in the Lamina.

3.2. The Lead Manager represents that it has taken all preventive measures and has acted with high diligence standards to ensure that all information provided to the market at the time of registration and the public offer of the Commercial Papers is authentic, consistent, correct and sufficient, thus permitting investors to make an informed decision in connection with the Offer, pursuant to a statement made by the Lead Manager, in compliance with section 56, CVM Instruction No. 400/03 and item 7, of Exhibit I, CVM Instruction No. 155/91, contained in the Lamina.

4. WHERE TO PURCHASE THE COMMERCIAL PAPERS

Those interested in acquiring the Commercial Papers should contact the Managers of the Offer in the addresses indicated below:

Lead Manager

BB Banco de Investimento S.A.
Rua Senador Dantas, 105, 36th floor
Rio de Janeiro – RJ
Attn.: Mr. Renato Bezerra dos Santos
Tel: (21) 3808-3603 / (11) 2128-7742
Fax: (21) 3808-3239
Email: renatobezerra@bb.com.br/gemec@bb.com.br
Website: www.bb.com.br

Manager

Banco BNP Paribas Brasil S.A.
Avenida Presidente Juscelino Kubitscheck, 510, 10th through 14th floors
São Paulo – SP – 04543-906
Attn.: Mr. Luis Berlfein
Tel: (11) 3841-3401
Fax: (11) 3841-3399
Email: luis.berlfein@br.bnpparibas.com
Website: www.bnpparibas.com.br

5. MANDATED AND CUSTODIAN BANK FOR THE COMMERCIAL PAPERS

Banco Bradesco S.A.
Cidade de Deus, s/ no., Prédio Amarelo, 2nd floor
Vila Yara - Osasco - SP
Attn.: Mr. José Donizetti de Oliveira
Tel: (11) 3684-4522
Fax: (11) 3654-5645
Email: 4010.donizetti@bradesco.com.br

6. FURTHER INFORMATION

Those interested in receiving further information in connection with the Offer and the Commercial Papers should attend the headquarters of the Managers, in the addresses indicated in item 4 above, or, also the headquarters of the CVM or the Issuer, in the addresses indicated below:

Brazilian Securities Commission – CVM
Rua Sete de Setembro, 111, 5th floor
Rio de Janeiro – RJ
Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors
São Paulo – SP

Issuer's headquarters
Rua Antônio Dib Mussi, 366
Florianópolis – SC
Attn.: Mr. Marc Jacques Zelie Verstraete / Mr. Paulo Maurício Mantuano de Lima
Tel: (48) 3221-7060/7016
Fax: (48) 3221-7002
Email: marc@tractebelenergia.com.br/mantuano@tractebelenergia.com.br

The Lamina will also be available for consultation and reproduction on the websites of the Issuer (www.tractebelenergia.com.br), the Lead Manager (www.bb.com.br), BNPP (www.bnpparibas.com.br), the CVM (www.cvm.gov.br) and CETIP (www.cetip.com.br). Additionally, the Lamina will be available at headquarters of the Issuer and CVM, in the addresses indicated above.

Date Launch of the Offer: 5 (five) business days after the date on which this Notice of Launch is published.

The Offer was submitted in advance to the CVM on 5 May 2008.



CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
A Publicly Listed Company - CVM Registration Number 1732-9

MINUTES OF THE EIGHTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On May 13, 2008, at 02:30 p.m., at Av. Almirante Barroso, 52, 14th floor, room 1401, in the city and State of Rio de Janeiro, duly convened, the Directors of Tractebel Energia S.A. ("Company"): Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antonio Barbosa, José Pais Rangel and Luiz Leonardo Cantidiano Varnieri Ribeiro met, together with alternates Luiz Eduardo Simões Viana and Gil de Methodio Maranhão Neto. Since the effective board members Jan Franciscus Maria Flachet and Dirk Beeuwsaert were unable to attend, director Maurício Stolle Bähr, Chairman of the Board, chaired the meeting and appointed me, Osmar Osmarino Bento, to be the secretary, the proposal being duly seconded by the other directors. Welcoming those present, the President submitted the matter on the **Agenda of the Day** stated in call notice **CA-003/2008**, dated May 6, 2008, to wit: **Item 1** – To approve the Financial Statements for the 1st quarter 2008; **Item 2** – To approve the cosignature of Tractebel Energia Comercializadora Ltda in electric power purchase agreement; and **Item 3** – General Matters. **RESOLUTIONS: Item 1 - unanimously approved** the 1st Quarter 2008 Financial Statements pursuant to DD-353-0001, of May 12, 2008, filed at the Company's registered offices; the understanding of the Directors being that such documents adequately represent the numbers and results of the Company for the period; and **Item 2** – The cosignature to Tractebel Energia Comercializadora Ltda in electric power purchase agreement was adopted, as per DD-349-0005, dated March 31, 2008, filed at the Company's registered offices. The Company Management Board is authorized to take all actions required to enforce this resolution, and the actions already taken for that are consequently endorsed. **CLOSING:** The floor being given to the Directors present and no point of order being raised, the meeting was adjourned and the President asked me to prepare these minutes, that were read and confirmed by all Directors present, including the President and myself. Rio de Janeiro/RJ, May 13, 2008.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Luiz Leonardo Cantidiano V. Ribeiro
Director



Luiz Eduardo Simões Viana
Director Suplente

Gil de Methodio Maranhão Neto
Director Suplente

Osmar Osmarino Bento
Secretário

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br


Tractebel Energia
suez

TRACTEBEL ENERGIA announces net income of R$ 391.5 million in 1Q08

Energy over-allocation boosts quarterly results

Florianópolis, SC, Brazil, May 13, 2008 – Tractebel Energia S.A. (Tractebel) - Bovespa: TBLE3, ADR: TBLEY -, the largest private sector electricity generating company in Brazil, announces earnings for the first quarter 2008 (1Q08). The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. The values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

• Net consolidated operating revenue in 1Q08 amounted to R$ 951.6 million, 40.9% greater than 1Q07. This increase mainly reflects the greater availability of energy for settlement through the Energy Trading Board (CCEE) combined with high spot prices (PLD – Settlement Price for Differences) and the above-the-average dispatching of thermal power plants to meet electricity demand.

• The average sales contract price in 1Q08, net of deductions, reached R$ 98.86/MWh, 15.5% higher than the same period in 2007, which was R$ 85.60/MWh. The increase is largely due to the increase in the average price practiced to trading companies, which in short-term contract bear a close correlation with the PLD.

• EBITDA reached R$ 691.2 million, equivalent to an EBITDA margin of 72.6%, an increase of 53.2% and 5.8 p.p. in relation to the value reported in 1Q07, respectively.

• The Company posted net income in the quarter of R$ 391.5 million, corresponding to R$ 0.60 earnings per share. Excluding non-recurring tax credits in the period that amounted to R$ 50.4 million, the increase in net income was 40.9%.

• On April 3, 2008, Fitch Ratings confirmed long-term national credit rating at 'AA(bra)' attributed to Tractebel Energia S.A. and to the first and second debenture issues, amounting to R$ 200 million and R$ 350 million, respectively.

• On April 22, 2008, the Board of Directors approved the third issue of the Company's commercial paper for up to R$ 400 million for public distribution. The respective promissory notes will have a term of 360 days and be entitled to remuneration equivalent to the accumulation of 103.5% of the Interbank DI rate.

1Q08

For immediate release

Additional information may be obtained by contacting the Investor Relations dept.:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: (55 48) 3221-7221

Conference Call and Webcast
On 05/15/08: at 09:00 a.m. in Portuguese
at 11:00 a.m. in English
(both ET)

Further details on Upcoming Events section, available on page 12.

Visit our website
www.tractebelenergia.com.br

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Change	
In Millions of Reais	1Q08	4Q07	1Q07	1Q08 vs 4Q07	1Q08 vs 1Q07
Gross operating revenue	1,059.1	862.2	761.3	22.8%	39.1%
Net operating revenue (NOR)	951.6	781.8	675.5	21.7%	40.9%
Result from service (EBIT)	633.0	448.0	395.2	41.3%	60.2%
EBITDA [1]	691.2	505.4	451.1	36.8%	53.2%
EBITDA / NOR - (%)	72.6	64.6	66.8	8.0 p.p.	5.8 p.p.
Net income	391.5	301.1	242.1	30.0%	61.7%
Net debt	844.1	1,019.1	695.2	-17.2%	21.4%
Energy sold (avg MW)	3,511	3,701	3,633	-5.1%	-3.4%
Number of employees	926	917	909	1.0%	1.9%

(1) EBITDA represents: operating results + financial results + depreciation and amortization + amortization of goodwill.


NOVO
MERCADO
BOVESPA BRASIL


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Índice de
Sustentabilidade Empresarial


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OPERATING PERFORMANCE

Generating Complex

With the formalization of the acquisition of the Ponte de Pedra Hydro Power Plant (HPP) on April 29, 2008, Tractebel Energia reasserted its intention of remaining Brazil's largest private sector electricity generating company, now operating a complex with a 7,153 MW capacity made up of 14 plants (seven hydro and seven thermal plants). Twelve of these are wholly owned and two (the Itá and Machadinho hydroelectric plants) are operated through the medium of consortia with other companies.

Tractebel Energia's Generating Complex

Power plants	Hydro/ Thermal	Location	Installed Capacity (MW)	
			Total	Tractebel's portion
Salto Santiago	Hydro	Iguaçu River (PR)	1,420	1,420
Salto Osório	Hydro	Iguaçu River (PR)	1,078	1,078
Passo Fundo	Hydro	Passo Fundo River (RS)	226	226
Itá	Hydro	Uruguai River (SC and RS)	1,450	1,127
Machadinho	Hydro	Uruguai River (SC and RS)	1,140	404
Cana Brava	Hydro	Tocantins River (GO)	450	450
Ponte de Pedra	Hydro	Correntes River (MT)	176	176
Total - Hydro			**5,940**	**4,881**
Complexo Jorge Lacerda *	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**7,153**	**6,094**

(*) Complex comprised of 3 power plants.

Projects under Construction

New Projects

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW)	
			Total	Tractebel's portion
São Salvador	Hydro	Tocantins River (TO)	243	243
Estreito *	Hydro	Tocantins River (TO/MA)	1,087	435
Total			**1,330**	**678**

(*) Project to be transferred from SUEZ Energy South America - SESA in the 1st half 2008.

São Salvador. In 2Q07 Tractebel Energia acquired the total common and preferred shares issued by Companhia Energética São Salvador – CESS and owned by SUEZ Energy South America Participações Ltda. – SESA, representing 99.99% of the voting capital and 99.99% of the total capital of CESS. This company is the owner of the São Salvador hydroelectric concession, which has an installed capacity of 243.2 MW and 148.5 average MW of assured energy.

For this acquisition, Tractebel paid SESA R$ 304.0 million cash in local currency, to which will be added a further R$ 18.0 million should the starting date for payments relative to the use of public good charge (UBP) coincide with the beginning of the supply of electricity originally scheduled for 2011 in the Regulated Market Electricity Commercialization Contracts – CCEARs.

In October 2006 CESS sold this energy through the 3rd New Energy Auction to distributors that participate in the Regulated Contracting Environment – ACR, for a 30-year period, beginning January 2011. CESS also signed a contract in October with the consortium construction contractor for work to begin. Commercial operations are expected to begin in the first quarter of 2009.




Tractebel Energia
suez

Estreito. The Estreito Hydroelectric Power Plant, under construction on the Tocantins River on the boundary between the states of Tocantins and Maranhão, is one of the largest generation projects in Brazil and will have an installed capacity of 1,087 MW. The project is controlled by the Consórcio Estreito, composed of SESA, which holds a stake of 40.1%, Companhia Vale do Rio Doce with 30.0%, Alcoa Alumínio with 25.5% and Camargo Corrêa Energia with 4.4%.

In the new energy auction held on October 16, 2007, SESA sold 256 average MW output from this scheme at a price of R$ 126.57/MWh, deliveries to begin from 2012. Construction work is running to plan and the transfer of the project to Tractebel Energia is forecast to take place by the end of the first half of 2008.

Uptime Operating

In 1Q08, the plants operated by Tractebel Energia recorded 99.0% uptime (excluding scheduled stoppages), 99.9% in the case of hydro generation and 95.1% for thermal generation.

Production

1Q08 electric energy production at the power plants operated by Tractebel Energia reached 7,892 GWh (3,654 average MW), a growth of 55.1% compared with 1Q07. Of the total generated, the hydro plants were responsible for 6,246 GWh (2,892 average MW), and the thermoelectric power plants, 1,646 GWh (762 average MW), representing a significant year-on-year increase in output both from the thermoelectric plants of 94.8% as well as the hydroelectric plants of 47.1%.

There was a delay in the expected rainfall for January and February in the Southeast Region this year. Among other consequences of this delay, the Electricity Sector Monitoring Committee - CMSE (convened by the Ministry of Mines and Energy - MME) ordered round the clock dispatching from all thermal plants linked into the National Interconnected System (SIN) as well as maximum generation from all hydro plants in the South where power plant reservoirs were practically full.

In this scenario, the National Electricity System Operator (ONS) programmed high dispatch levels from Tractebel Energia's plants. However, with the normalization of the situation in the Southeast Region's reservoirs in March, the southern hydro power plants substantially reduced energy dispatches and instead, sought to restore water levels.

It is worth noting that in this first quarter of 2008, more precisely in March, the Jorge Lacerda A Thermal Power Plant (UTLA) broke all previous monthly generation records, evidence of the good results achieved thanks to recent maintenance work undertaken on upgrading its generating units.

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, trading companies and free customers (large industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by providing tailor-made services, thus permitting the adaptation of energy purchases to the production processes of each customer.

The participation of free customers in the portfolio increased compared with 1Q07, reaching 34.4% of physical sales, and 1.8 p.p. up on the comparative period. However, as a percentage of gross operating revenue, the free customer segment reported a reduction of 2.2 p.p. due to the diversion of some sales to the trading companies, which posted an increase of 3.3 p.p.



Breakdown of Customers by Physical Sales **Breakdown of Customers by Gross Revenues**


1%
33%
49%
37%
46%
34%
45%
1Q07
4Q07
1Q08
1%
28%
59%
29%
57%
26%
59%
1Q07
4Q07
1Q08

■ Distribution Cos. ■ Trading Companies ▨ Free Customers ▨ Export

OUTLOOK AND STRATEGY

The Company has opted to maintain part of its available energy on a non-contracted basis as from 2011, when forecasts for the sector indicate a potential increase in prices.

Based on data of assured energy and contracts in force on March 31, 2008, Tractebel Energia's energy balance shows that the Company 's current resources, including acquisitions from third parties, is almost entirely contracted through 2010.

Energy Balance

(avg MW)	2008	2009	2010	2011	2012	2013	Auction Gross Price (R$/MWh)	Reference Date	Gross Price Adjusted as of March 31, 2008 (R$/MWh)
Own Resources	3,116	3,292	3,327	3,514	3,551	3,551			
+ Purchases for Resale	465	466	608	278	161	265			
= Total Resources (A)	3,581	3,758	3,935	3,792	3,712	3,816			
Government Auction Sales*	160	1,034	1,234	1,382	1,638	1,638			
2004-EE-2007-08	10	10	10	10	10	10	70.9	Dec-04	79.0
2005-EE-2008-08	150	150	150	150	150	150	81.6	Apr-05	88.5
2005-EE-2009-08	-	381	381	381	381	381	94.0	Oct-05	103.7
2005-NE-2010-30	-	-	200	200	200	200	115.1	Dec-05	125.9
2006-NE-2009-30	-	493	493	493	493	493	128.4	Jun-06	138.0
2006-NE-2011-30	-	-	-	148	148	148	135.0	Nov-06	144.3
2007-NE-2012-30	-	-	-	-	256	256	126.6	Jun-07	131.9
+ Bilateral Sales	3,405	2,684	2,519	1,667	1,422	1,160			
= Total Sales (B)	3,565	3,718	3,753	3,049	3,060	2,798			
Balance (A - B)	16	40	182	743	652	1,018			
Sales average net price (R$/MWh)*1:	95.9	96.7	100.4						
Purchases average net price (R$/MWh)*2:	73.2	87.8	97.7						

* XXXX-YY-WWW-ZZ, where:
XXXX ⇨ year of auction
YY ⇨ EE = existing energy or NE = new energy
WWWW ⇨ year of delivery start
ZZ ⇨ supply contract duration (in years)

*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D), as of 03/31/08.
*2: Purchase net price, considering benefits from PIS/COFINS credits, as of 03/31/08.

Note: The balance refers to the settlement point. It considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively, besides that from Ponte de Pedra HPP from May 2008 on.




Tractebel Energia
suez

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Operating Revenue

Gross operating revenue in 1Q08 was R$ 1,059.1 million, 39.1% higher than the R$ 761.3 million recorded in 1Q07, reflecting principally, an increase in average energy sales prices of 15.5% and the increase of R$ 201.1 million in commercialized energy revenue traded through the CCEE in January and February.

A breakdown in the revenues generated from CCEE business in the quarter reveal the following factors: (i) the greater availability of energy sold through the CCEE due to monthly allocation of annual assured energy from the hydro plants together with high spot prices (PLD), which produced revenues of R$ 126.9 million; (ii) generation from the William Arjona (UTWA) and Alegrete (UTAL) thermal power plants according to decision by the CMSE to ensure that domestic demand was fully satisfied, resulting in revenues of R$ 62.6 million; and (iii) hydroelectricity generation at above the system's assured levels resulting in revenues from the so-called "secondary energy" of approximately R$ 11.6 million.

Spot Price - PLD - R$/MWh


502.45
200.65
127.41
26.28
17.59
17.59
Jan/08
Feb/08
Mar/08
1Q07
1Q08

Revenue from sales to the wholesale market, excluding revenues from transactions channeled through the CCEE, reached R$ 586.4 million, 8.4% more than reported in 1Q07, and revenue from the supply of energy (service to free consumers) was R$ 266.0 million, equivalent to a growth of 23.6% compared to the same period in 2007. This reflects the Company's ongoing efforts to expand its free consumer portfolio. However, in spite of this increase there was a slight decline in the participation of this segment as a percentage of total gross operating revenue as already discussed.

Consolidated sales in 1Q08 totaled 7,669 GWh (3,511 average MW), a reduction of 3.4% against 7,848 GWh (3,633 average MW) sold in the same period for 2007. This decline was largely due to lesser volumes allocated to distributors.

Sales Volume - aMW


3,633
3,701
3,511
1Q07
4Q07
1Q08




Tractebel Energia
SUEZ

Deductions from Operating Revenue

In 1Q08, these deductions rose 25.3% compared with the same quarter in 2007, increasing from R$ 85.8 million to R$ 107.5 million. This was less than the increase in gross operating revenue – principally due to the absence of ICMS sales tax on business conducted through the CCEE.

Net Operating Revenue

In 1Q08, net operating revenue reported a 40.9% improvement compared with the same quarter in 2007, increasing from R$ 675.5 million to R$ 951.6 million. The growth was due to reasons already commented upon, namely the increase in average price of energy sold and the effects of transactions conducted through the CCEE.

The average price of energy sales, net of deductions on gross revenue, amounted to R$ 98.86/MWh in 1Q08, 15.5% up on the price prevailing in 1Q07, which was R$ 85.60/MWh. This increase is due in large part to the considerable increase in average prices practiced to the trading companies, where in the case of short-term contracts there is a close correlation with the PLD.


Net Operating Revenue - R$ million
676
782
952
1Q07
4Q07
1Q08
Average Net Price - R$/MWh
85.6
91.5
98.9
1Q07
4Q07
1Q08

Costs of Electric Energy and Services

Costs amounted to R$ 304.4 million in 1Q08, a rise of 52.0% over the R$ 200.3 million in 1Q07. These changes are principally the result of the following elements:

- **Electric power purchased for resale:** an increase of R$ 66.6 million in 1Q08 due, in large part, to prices of some contracts for the purchase of energy correlating closely to the PLD.

- **Transactions channeled through the Energy Trading Board - CCEE:** reduction of R$ 32.0 million in 1Q08, and largely a combination of the following factors: (i) a decrease of R$ 23.2 million in 1Q08, mostly due to lower exposure to CCEE business; a large part of the Company's thermal plants operated at full capacity being priority sources of energy dispatch contrary to 1Q07 when these plants generated energy to cover only declared inflexibilities in the system; (ii) reduction by R$ 18.3 million in expenses related to the Energy Reallocation Mechanism (MRE), due to the greater ONS dispatch levels from the hydro power plants during 1Q08; and (iii) an increase of R$ 6.2 million due to CCEE 1Q07 expenses being recognized net of System Service Charges (ESS) revenue in this value, whereas in March 2008, the only month in 1Q08 in which the Company posted expenses (and not revenues) at CCEE, the ESS revenue was zero.

- **Fuel Expenses:** increase of R$ 50.3 million, due in large part to the consumption of diesel oil at UTWA and UTAL for generating ONS dispatched energy for meeting electricity demand in full. This increase in cost was offset by the increase in CCEE revenues as mentioned above.

- **Financial compensation for the use of water resources:** growth of R$ 9.6 million, due to the significant increase in energy dispatched by the ONS from the hydroelectric power plants compared with the same quarter in 2007, and the tariff adjustment in January 2008.





Selling Expenses

Selling expenses are principally made up of charges for the use of, and connection to the electricity grid system and totaled R$ 56.4 million in 1Q08, 11.8% more than the figure of R$ 50.5 million in 1Q07. The increase basically reflects the increase in charges for use of and connection to the grid system following a tariff readjustment.

General and Administrative Expenses

General and administrative expenses increased 17.9% from R$ 30.2 million in 1Q07 to R$ 35.6 million in 1Q08 largely due to the annual salary adjustment and provision for the voluntary severance program (PDV) implemented by the Company from 2Q07.

Other Operating Revenues – PIS/COFINS

During the quarter, the Company recognized non-recurring revenue of R$ 76.4 million with respect to PIS/COFINS taxes improperly levied in previous fiscal periods. These taxes were principally collected on subsidies related to the consumption of fossil fuels acquired with Fuel Consumption Account (CCC) and Energy Development Account (CDE) resources. Since November 2005, following orientation of Aneel, these subsidies are booked to an electric energy production cost rectifying account.

EBITDA and EBITDA Margin

Reflecting the impact of factors already commented, EBITDA for 1Q08 reached R$ 691.2 million, 53.2% more than reported in the first quarter of 2007, which was R$ 451.1 million. The EBITDA margin in 1Q08 was 72.6% as against 66.8% in 1Q07.

EBITDA (R$ million) and EBITDA Margin (%)



691
451
1Q07
1Q08
EBITDA
EBITDA Margin

Financial Result

Financial income: in 1Q08, financial income increased by R$ 7.1 million compared with the same quarter in 2007, mainly due to increased income from financial investments reflecting the greater availability of resources for investment during the period.

Financial expenses: financial expenses increased R$ 23.5 million compared with the same period in 2007 due to the following factors: (i) an increase in foreign currency expenses of R$ 9.0 million on loans and financing, net of currency hedge operations, existing in 1Q07, due to the greater appreciation of the basket of currencies comprising the debt in relation to the Real; and (ii) an increase in monetary restatement on debt in the amount of R$ 17.9 million, principally due to the issuance of debentures in 2Q07, indexed to the IPCA, and to the increase of the IGP-M in 1Q08 compared with 1Q07.




Tractebel Energia
SUEZ

Income Tax and Social Contribution

The increase of R$ 72.0 million in 1Q08 against the same period in 2007 is mainly due to higher pre-tax profits as already commented.

Net Income

Net income for 1Q08 was R$ 391.5 million, 61.7% higher than the R$ 242.1 million for the same quarter in 2007, a reflection of the factors already mentioned above. It should be noted that first quarter earnings were favorably impacted by R$ 50.4 million, net of income tax and social contribution, relative to the recuperation of PIS/COFINS taxes overpaid in previous fiscal periods. If this non-recurring item is ignored, 1Q08 net income would have been R$ 341.1 million, 40.9% more than the same quarter in 2007, influenced particularly by the positive effects of transactions undertaken through the CCEE.

Net Income - R$ million


392
51
242
1Q07
1Q08
■ Non-recurring

Debt

The Company's net debt as at March 31, 2008 (total debt less cash and cash equivalents and the result of swap operations in 1Q07) was R$ 844.1 million, compared to R$ 695.2 million as at March 31, 2007.

Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,821.7 million on March 31, 2008, a 48.1% increase compared to the position on March 31, 2007. Of the total debt at the end of the period, 16.4% was foreign currency denominated (30.2% at the end of 1Q07).

Growth in Company debt relates to the issue of R$ 350.0 million in debentures in 2Q07. This issue was four times oversubscribed and was placed in the market at a cost of IPCA plus 7% p.y., with a seven-year maturity. In 2007, the Company also raised a loan with the Brazilian National Development Bank – BNDES and its financial agents for R$ 570.2 million for funding investments in the São Salvador Hydroelectric Power Plant. The amount drawn under this line of credit totaled R$ 392.7 million as at March 31, 2008.




Tractebel Energia
suez

Performance of Net Debt - R$ million

695 844

3/31/07 3/31/08

Composition of Total Debt - R$ million


1,230
372
1,822
299
3/31/07
3/31/08
■ Local Currency
■ Foreign Currency

Maturity Term Loans - R$ million


133
34
105
21
192
16
264
16
222
12
193
8
151
4
30
110
233
78
2008
2009
2010
2011
2012
2013
2014
2015
from 2015 to 2023
2024
■ Local Currency
■ Foreign Currency

Capital Expenditures

Total capital expenditure during the quarter amounted to R$ 45.3 million, of which R$ 8.8 million was dedicated to plant maintenance and modernization, and R$ 36.5 million invested in construction at the São Salvador Hydro Plant.

SUSTAINABILITY: COMMITMENT AND CERTIFICATIONS

Tractebel Energia operates according to the principles of sustainable development, respecting the balance of environmental, social and economic dimensions in all its businesses. The guidelines that form the bedrock to the Company's plans for environmental management are contained in the Environmental Code, which governs compliance with environmental protection agency regulations as well as the interaction with the communities that live adjacent to the plants by cooperating to ensure improvement in their quality of life.

All Tractebel plants are NBR ISO 9001 and NBR ISO 14001 certified, except from the recently acquired Ponte de Pedra hydro power plant. The objective of NBR ISO 9001 certification is to improve internal procedures and upgrade company products and services. NBR ISO 14001 is a standard for governing environmental management systems, designed to reconcile environmental protection and prevention of pollution with the socio-economic growth of the companies.

Thanks to this permanent commitment, the Company remained listed in Bovespa's (São Paulo Stock Exchange) Corporate Sustainability Stock Index (ISE), a portfolio of shares of companies considered sustainable over a long-term horizon and with an excellent performance in financial, social, environmental and corporate governance practice aspects.




Tractebel Energia
suez

In 3Q07 the Management Board of Tractebel Energia established a Sustainability Committee for enhancing the Company's operations as a partner and catalyst for economic, social and environmental development in the locations where it has a presence and in accordance with its values which are professionalism, sense of partnership, team work, creation of value, respect for the environment and ethics.

CORPORATE GOVERNANCE

Tractebel Energia became a member of Bovespa's Novo Mercado on November 16, 2005, underscoring the Company's commitment to best corporate governance practice.

The Bylaws have been adapted to comply with the new rules and procedures of the Novo Mercado's Listing Regulations. The Company's Board of Directors is now made up of nine members, one of which represents the employees and two who are independent directors. With the exception of the employees' representative, all are elected by a General Shareholders' Meeting. A non-permanent Fiscal Council, which is independent of management and the Company's outside auditors, is responsible for supervising management acts and examining and opining on the financial statements.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formally responsible individuals for ethical issues, which are also monitored through organizational surveys.

In addition to Novo Mercado regulations, Tractebel Energia complies with the precepts of the Sarbanes-Oxley act, the purpose of which is to combat unethical conduct and make the financial statements more reliable.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.

CAPITAL MARKETS

Since its listing on Bovespa's Novo Mercado, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US Over-The-Counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.



Share Performance – TBLE3

During 1Q08, TBLE3 appreciated 5.6%, better than the 4.6% depreciation in the Ibovespa, a stock index reflecting the performance of the most liquid securities in the Brazilian market, and the IEE, stock index which represents the consolidated performance of electricity sector shares - this posting a depreciation of 2.6%.

The Company's securities were traded on all the business days the São Paulo Stock Exchange – Bovespa was open for business in the first quarter. Average trading volume for the period was R$ 12.7 million.

On March 31 2008, the Company's shares were priced at R$ 21.82/share, representing a market capitalization equivalent to R$ 14.2 billion.


TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 12/31/2007)
110
105
100
95
90
85
80
75
70
Dec-07
Jan-08
Feb-08
Mar-08
Ibovespa = 60,968
IEE = 16,859
TBLE3 = R$21.82
TBLE3
IEE
Ibovespa



UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss the earnings results:

Conference Call with Webcast
(in Portuguese)
Date: May 15, 2008
Time: 9:00 a.m. (ET) / 10:00 a.m. (Brasília time)
Telephones for connection:
Participants in Brazil: (11) 4688.6301
Password for participants: Tractebel

Conference Call with Webcast
(in English)
Date: May 15, 2008.
Time: 11:00 a.m. (ET) / 12:00 noon (Brasília time)
Telephones for connection:
Participants in Brazil: (55 11) 4688.6301
Participants in USA: (1 800) 860.2442
Participants in other countries: (1 412) 858.4600
Password for participants: Tractebel

The links for access will be available on the Company's website (www.tractebelenergia.com.br), at the Investors section.

Replay available from May 15th to May 21, 2008. Access by calling (55 11) 4688-6312, code 228.

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can effect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.




Tractebel Energia
SUEZ

ATTACHMENT I
TRACTEBEL ENERGIA S.A.
CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
Assets	**3/31/2008**	**12/31/2007**
Current Assets	**1,528,830**	**1,264,351**
Cash and cash equivalents	1,378	25,170
Securities	976,152	768,921
Consumers, concessionaires and holder of permissions	459,239	349,906
Taxes and social contributon recoverable	10,730	11,169
Warehouse	42,821	50,068
Pledges and restricted deposits	1,071	19,785
Deferred assets	15,071	12,160
Advances to suppliers	2,083	4,067
Others	20,285	23,105
Non Current Assets	**5,368,171**	**5,333,739**
Long Term Assets	**482,613**	**499,546**
Concessionaires and holders of permission	1,966	4,548
Taxes and social contributon to offset	25,094	24,183
Pledges and restricted deposits	6,500	32,330
Deposits in court	150,600	150,679
Disposal of assets and rights	84,793	81,315
Deferred assets	211,466	204,015
Others	2,194	2,476
Permanent Assets	**4,885,558**	**4,834,193**
Investments	90,546	113,407
Property plant and equipment	4,602,952	4,612,826
Intangible	139,918	75,492
Deferred	52,142	32,468
Total	**6,897,001**	**6,598,090**




Tractebel Energia
suez

ATTACHMENT II
TRACTEBEL ENERGIA S.A.
CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
Liabilities	**3/31/2008**	**12/31/2007**
Current Liabilities	**1,364,686**	**1,479,796**
Suppliers	271,456	273,911
Dividends and interest on shareholder´s equity	532,997	532,997
Loans and financing	115,243	121,024
Debentures	72,250	56,560
Taxes and social contribution	210,308	341,396
Estimated obligations	38,490	33,073
Research and development (R&D) program obligations	51,331	46,574
Provision for contingencies	11,608	10,336
Post-employment benefits	20,647	18,450
Others	40,356	45,475
Non Current Liabilities	**2,323,950**	**2,301,441**
Long Term Liabilities	**2,323,950**	**2,301,441**
Loans and financing	956,231	970,731
Debentures	677,942	664,919
Taxes and contributons payable in installments	16,087	12,203
Estimated obligations	3,609	2,794
Provision for contingencies	72,433	68,040
Concessions payable	247,453	234,188
Post-employment benefits	311,931	310,333
Deferred fiscal liabilities	36,535	36,535
Others	1,729	1,698
Shareholders Equity	**3,208,365**	**2,816,853**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	279,392	279,392
Total	**6,897,001**	**6,598,090**




Tractebel Energia
SUEZ

ATTACHMENT III
TRACTEBEL ENERGIA S.A.
CONSOLIDATED INCOME STATEMENT

In Thousand Reais	1Q08	1Q07	Chg. %
Gross Operating Revenue	1,059,138	761,314	39.1
Deductions from operating revenue	**(107,497)**	**(85,766)**	**25.3**
Net Operating Revenue	951,641	675,548	40.9
Eletric Energy and Service Costs	(304,458)	(200,342)	52.0
Electric power purchased for resale	(106,531)	(39,930)	166.8
Transactions conducted through the CCEE	(15,179)	(47,216)	-67.9
Fuel expenses	(59,821)	(9,520)	528.4
Financial compensation for use of water resources	(20,416)	(10,810)	88.9
Personnel	(22,179)	(20,285)	9.3
Depreciation and amortization	(55,621)	(53,212)	4.5
Costs of services rendered	(3,177)	(2,003)	58.6
Others	(21,534)	(17,366)	24.0
Gross Income	647,183	475,206	36.2
Operating Expenses	(14,192)	(80,042)	-82.3
Selling expenses	(56,453)	(50,501)	11.8
General and administrative expenses	(35,654)	(30,234)	17.9
Reversal of operational provisions, net	1,484	693	114.1
Favorable ruling on lawsuit	76,431	-	-
Service Income	632,991	395,164	60.2
Result of corporate participations	**(1,315)**	**(1,687)**	**-22.1**
Amortization of goodwill	(1,315)	(1,687)	-22.1
Equity income	-	-	-
Net Financial Income (Expenses)	(42,874)	(26,486)	61.9
Financial income	30,464	23,358	30.4
Financial expenses	(73,338)	(49,844)	47.1
Operating Income	588,802	366,991	60.4
Non-operating income (loss)	(1,064)	(702)	51.6
Income Before Taxes	587,738	366,289	60.5
Income tax	(142,374)	(90,402)	57.5
Social contribution	(53,852)	(33,785)	59.4
Net Income for the Period	391,512	242,102	61.7
EBITDA	**691,211**	**451,073**	**53.2**
Net income per share	0.5998	0.3709	61.7




Tractebel Energia
SUEZ

ATTACHMENT IV
TRACTEBEL ENERGIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	1Q08	1Q07
Operating Activities		
Net income for the period	391,512	242,102
Expenses (revenues) that do not affect cash:		
Depreciation and amortization	58,220	55,909
Amortization of goodwill	1,315	1,687
Net monetary variations	21,684	(4,313)
Net interest	6,298	8,000
Favorable ruling on lawsuit	(76,431)	-
Operating provision (reversion), net	1,192	264
Deferred income tax and social contribution	(10,363)	(7,497)
Result of writing off of permanent assetes	1,064	702
Others	122	52
	394,613	**296,906**
Decrease (Increase) in Assets		
Consumers and concessionaires	(120,740)	9,395
Resources subject to payment of obligations	-	17,011
Disposals, services in progress and expenditures to reimburse	144	1,764
Taxes and social contributions recoverable	(443)	(13,499)
Collateral and linked / judicial deposits	50,898	17,245
Warehouse	7,272	648
Pre-paid expenses	1,989	1,350
Others	3,317	3,085
	(57,563)	**36,999**
Increase (Decrease) in Liabilities		
Suppliers	(50,876)	(69,023)
Loans, financing and debentures	28,686	15,714
Taxes and social contributions	(52,614)	99,404
Estimated obligations	6,230	3,153
Post-employment benefits	(7,374)	(7,702)
Research and development	4,757	2,112
Refunding of the additional tariff	-	(3,180)
Others	10,188	(3,506)
	(61,003)	**36,972**
Funds from Operating Activities	**276,047**	**370,877**
Investments activities	**(62,193)**	**(34,619)**
Used in fixed assets and deferred items	(45,259)	(4,931)
Used in intangibles	(16,934)	(895)
Investments in acquisitions, net of acquired cash and cash equivalents	-	(28,793)
Financing activities	**(30,415)**	**(44,734)**
Payment of loans, financing and debentures	(30,415)	(44,421)
Financing and debentures	-	-
Payment of swap adjusts	-	(313)
Payment of dividends and interest on shareholders' equity	-	-
Total Effects on Cash	**183,439**	**291,524**
Cash and cash equivalents		
Opening balance	794,091	256,840
Closing balance	977,530	548,364
	183,439	**291,524**
Payments made in the year		
Interest on loans, financing and debentures	10,244	15,080
Income tax and social contribution	235,901	57,034
Transactions that do not affect cash		
Offsetting of income tax and social contribution	1,593	-

Tractebel Energia

SUEZ

EARNINGS RELEASE 1Q08

May 2008



Disclaimer

The information contained herein has been prepared by Tractebel Energia S.A. ("Tractebel Energia" or the "Company") solely for meetings held with investors and/or potential investors. This material does not constitute offering material in whole or part, and you must obtain further information before making an investment decision in respect of the common shares of the Company.

This material has been prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities and should not be treated as giving investment advice. It is not targeted to the specific investment objectives, financial situation or particular needs of any recipient. No representation or warranty, either express or implied, is made as to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment. Any opinions expressed in this material are subject to change without notice and Tractebel Energia is not under obligation to update or keep current the information contained herein. In addition, Tractebel Energia has been informed that their affiliates, agents, directors, partners and employees may make purchases and/or sales as principals or may act as market makers or provide investment banking or other services to the Company. The Company and their respective affiliates, agents, directors, partners and employees accept no liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this material.

You should consult your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment, hedging or trading decision based upon your own judgment and advice from such advisers as you deem necessary and not upon any view expressed in this material.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements include projections of economic growth and energy demand and supply, as well as information about competitive position, the regulatory environment, potential opportunities for growth and other matters. Several factors may adversely affect the estimates and assumptions on which these statements are based, many of which are beyond our control.



Market Share, Assets and Sales

Shareholding Structure



SUEZ

100.00%
SUEZ Energy South America Participações

21.47%
SUEZ Energy Brasil
78.53%

40.07%
Consórcio Estreito Energia

68.71%
Tractebel Energia
SUEZ

TBLE3 NOVO MERCADO BOVESPA BRASIL

99.99%	99.99%	99.99%	48.75%	99.99%	2.82%	99.99%
Cia. Energética São Salvador	Lages Bioenergética	Tractebel Energia Comercializadora	ITASA	Seival Participações S.A.	Machadinho Energética	Ponte de Pedra Energética S.A.

Asset Overview

Tractebel Energia
SUEZ

Balanced portfolio (80% hydro and 20% thermal), with strategic location and 6,094 MW of installed capacity in 14 plants operated by Tractebel Energia.

Hydro Power Plants	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
(1) Salto Santiago	1,420	723
(2) Itá	1,127[2]	544[2]
(3) Salto Osório	1,078	522
(4) Cana Brava	450	274
(5) Machadinho	404[2]	147[2]
(6) Passo Fundo	226	119
(7) Ponte de Pedra	176	131
Total	4,881	2,460

Thermal Power Plants	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
(8) Jorge Lacerda Complex[3]	857	650
(9) William Arjona	190	136
(10) Charqueadas	72	46
(11) Alegrete	66	21
(12) Lages	28	25
Total	1,213	878

Power Plants Under Construction	Installed Capacity (MW)	Commercial Capacity (aMW)[1]
(13) São Salvador (Hydro)	243	148
(14) Estreito (Hydro)[4]	435[2]	257[2]
Total	678	405

Notes: 1 Figures following specific legislation.
2 Portion owned by Tractebel Energia.
3 Complex comprised of 3 power plants.
4 Project to be transferred from SUEZ in 1H08.



Legend
Hydro
Thermal
Under construction
14
13
4
7
9
3
1
2
12
8
5
6
10
11

Leading Position in the Generation Sector

Tractebel Energia

Tractebel Energia is the largest private player in the Brazilian generating market...



Private Sector – Installed Capacity (GW)
6.1
3.3
2.2
1.6
1.0
0.9
0.7
Tractebel Energia
Brasiliana
Duke Energy
CPFL
Endesa
EDP
Neoenergia
Brazil – Installed Capacity[1,2]
Petrobras 5.1%
Outros 27.4%
CESP 7.4%
Tractebel 6.0%
Duke Energy 2.2%
Cemig 6.7%
Copel 4.5%
Brasiliana 3.3%
Itaipu 7.0%
Eletrobrás 30.5%

Source: ANEEL and Companies' websites.

Notes:
[1] Amount corresponding to SIN – National Interlinked System.
[2] Includes only the Brazilian part of Itaipu.

...and is well positioned to play a consolidating role.

Client Portfolio Management

Tractebel Energia
SUEZ

Client Breakdown (based on contracted energy)


First to consistently serve the free market...
3%
22%
52%
1%
29%
43%
3%
34%
46%
36%
44%
32%
51%
2005
2006
2007
2008E
2009E
Distribution Companies
Trading Companies
Free Customers
Exports
• Flexibility (prices, terms and conditions)
Maximizes portfolio's efficiency
• Solid client relationship
Liason with some free customers
• Largest consumer market
• Regulated and unregulated contracts
Long-term cash flow predictability
...to maximize portfolio's efficiency.

Strategy

Uncontracted Profile Benefits from Expected Higher Prices

Tractebel Energia SUEZ

Scenario of supply and demand indicates potential raise of energy prices.



Energy Market Outlook
Difference between Supply and Demand (avg MW)
4,000
2,000
0
-2,000
-4,000
-6,000
(R$/MWh)
200
180
160
140
120
100
80
NATURAL GAS CRISIS
MARKET NEEDS
108.56
127.05
133.82
137.11
131.69
2008E 2009E 2010E 2011E 2012E 2013E 2014E
Supply - Demand (net)
PPAs Average Prices
Tractebel Energia's Uncontracted Energy
(average MW)
16
40
182
4.6%1
743
19.6%1
652
17.6%1
1,018
26.7%1
2008 2009 2010 2011 2012 2013

Nota:
[1] Percentage of Total Resources.

Source: Tractebel Energia's internal study based on ONS' Operations Monthly Program of February 2008 and on SFG/ANEEL's report of February 2008. Includes the results of the 6th New Energy Auction.

Note: Prices are based on the average prices of both existing and new energy auctions starting supply in that given year weighted by the volume transacted (base: March 2008).

Energy Balance

Tractebel Energia SUEZ

As of March 31, 2008

(em MW médio)	2008	2009	2010	2011	2012	2013	Auction Gross Price (R$/MWh)	Reference Date	Gross Price Adjusted as of Mar 31, 2008 (R$/MWh)
Own Resources	3,116	3,292	3,327	3,514	3,551	3,551			
+ Purchases for Resale	465	466	608	278	161	265			
= Total Resources (A)	3,581	3,758	3,935	3,792	3,712	3,816			
Government Auction Sales*	160	1,034	1,234	1,382	1,638	1,638			
2004-EE-2007-08	10	10	10	10	10	10	70.9	Dec-04	79.0
2005-EE-2008-08	150	150	150	150	150	150	81.6	Apr-05	88.5
2005-EE-2009-08	-	381	381	381	381	381	94.0	Oct-05	103.7
2005-NE-2010-30	-	-	200	200	200	200	115.1	Dec-05	125.9
2006-NE-2009-30	0	493	493	493	493	493	128.4	Jun-06	138.0
2006-NE-2011-30	-	-	-	148	148	148	135.0	Nov-06	144.3
2007-NE-2012-30	-	-	-	-	256	256	126.6	Jun-07	131.9
+ Bilateral Sales	3,405	2,684	2,519	1,667	1,422	1,160			
= Total Sales (B)	3,565	3,718	3,753	3,049	3,060	2,798			
Balance (A - B)	16	40	182	743	652	1,018			
Sales Average Price (R$/MWh) (Net)*1:	95.9	96.7	100.4						
Purchases Average Price (R$/MWh)(Net)*2:	73.2	87.8	97.7						

* XXXX-YY-WWW-ZZ, where:
XXXX ⟹ year of auction
YY ⟹ EE = existing energy or NE = new energy
WWWW ⟹ year of delivery start
ZZ ⟹ supply contract duration (in years)

*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D), as of 03/31/08.
*2: Purchase net price, considering benefits from PIS/COFINS credits, as of 03/31/08.

Note: The balance refers to the settlement point. It considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively, besides that from Ponte de Pedra hydro power plant from May 2008 on.

Growth



Growth of Installed Capacity: Purchase of Power Plant

Tractebel Energia SUEZ

Tractebel Energia has acquired Ponte de Pedra Hydro Power Plant from Impregilo (Italian engineering company) and Skanska (Swedish construction group).
The transaction was concluded in April 2008.

Project Description



Ponte de Pedra Hydro Plant	
Installed Capacity:	176.1 MW
Assured Energy:	131.6 MW
Ownership:	99.9%
Investment (R$mm):	592.0
Net Debt (R$mm):	274.4
Start of operations :	2005

The total output of the power plant is sold until 2025 under a 20-year PPA with Cemig, for BRL 116/MWh by 2008 year-end and BRL 109/MWh for the remaining period.



Growth of Installed Capacity: Project under Construction - I

Tractebel Energia
SUEZ

São Salvador hydro power plant started construction in 3Q06.

Project Description

São Salvador Hydro Plant	
Installed Capacity:	243 MW
Assured Energy:	148 MW
Investment (R$ mm):	866
Start of construction:	2006
Start of operations:	2009



17/01/2008

The sale of 148 MW occurred at the new energy auction held in October 2006, for a 30-year period, as from 2011.



Growth of Installed Capacity: Project under Construction - II

Tractebel Energia
SUEZ

Currently, the controlling shareholder is constructing a new plant that will be transferred to Tractebel Energia, adding 435 MW of installed capacity.

Project Description



Estreito Hydro Plant

Installed Capacity:	1,087 MW
Assured Energy:	641 MW
Ownership:	40.1%
Investment (R$mm)[1]:	1,250
Start of construction:	2007
Start of operations[2]:	2010
End of construction[2]:	2011

Notes:
[1] Estimated Tractebel Energia's investment in the project.
[2] Tractebel Energia's estimates.

The energy to be generated by the Estreito Hydro power plant was sold at the new energy auction held in October 2007, for a 30-year period, as from 2012.

Seival: a Greenfield, Coal-Fired Project under Development

Tractebel Energia
SUEZ

- Coal-fired plant:

  - Candiota reserve, located in southern Brazil, offers the most abundant coal and also at the lowest price per BTU in Brazil.
  - A 340 MW greenfield project is being developed to deliver energy as from 2012. The energy will be sold to the Brazilian or Uruguayan electricity market.
  - Tractebel Energia has acquired the control of SPC Seival Ltda., which holds the rights for constructing a thermal project of up to 540 MW in the region, what can speed up the development of the plant.
  - TIC of around US$ 850 MM, including transmission line.


Mine
Site
TL
RIO GRANDE DO SUL
URUGUAI
Bagé
Rio Branco





Other Projects: Alternative (Renewable) Energy Sources

Tractebel Energia has set a goal to develop in 2008 100 MW from alternative sources (Biomass, Wind or Small Hydro Power Plants).



Financial Performance

Net Revenues and EBITDA

Tractebel Energia SUEZ

Efficient management of its client portfolio and focus on contracting strategies have paved the way for a substantial top line growth of both revenues and EBITDA.



Net Revenues (R$ million)[1]
CAGR = 15.4%
2,288
2,706
3,043
CAGR = 40.9%
676
952
2005
2006
2007
1Q07
1Q08
EBITDA (R$ million)[1]
CAGR = 13.2%
1,451
1,595
1,857
CAGR = 53.2%
451
691
2005
2006
2007
1Q07
1Q08

Note:
[1] Considering new accounting procedures.



EBITDA Margin and Net Income

Tractebel Energia SUEZ

Consistent EBITDA margins and net income, ...

EBITDA Margin[1]



63%
59%
61%
67%
73%
2005
2006
2007
1Q07
1Q08

Note:
[1] Considering new accounting procedures.

Net Income (R$ million)



CAGR = 6.6%
920
979
1,046
CAGR = 62.0%
242
392
2005
2006
2007
1Q07
1Q08

...allowing for a relevant dividend distribution.

Financial Drivers

Tractebel Energia
SUEZ

Energy Sold (Avg. MW)


3,633
3,701
3,553
1Q07
4Q07
1Q08

Average Price of Energy Sold (R$ / MWh)


85.6
91.5
98.9
1Q07
4Q07
1Q08

Note:
Figures are net of deductions and exclude exports.

EBITDA (R$ million)

1Q07	4Q07	1Q08
451	505	691

Net Income (R$ million)


242
301
392
1Q07
4Q07
1Q08

Indebtedness

Evolution of leverage and exposure to foreign currency:




Debt Overview (R$ million)
(R$ million)
Total Debt / LTM EBITDA¹
1,524
67%
31%
1,278
70%
30%
1,813
84%
16%
1,822
84%
16%
844
978
2005
2006
2007
1Q08
Cash 1Q08
Net Debt 1Q08
Foreign Currency
Local Currency
Total Debt / LTM EBITDA¹

Note:
[1] LTM EBITDA = last twelve months EBITDA.

Debt Composition

Tractebel Energia
SUEZ

Not hedged

Cost of Debt, Local and Foreign Currencies

Local Currency

TJLP 49%
Fixed 7%
IPCA 25%
SELIC 4%
IGP-M 15%

Foreign Currency


Floating
53%

Cost of Debt


EUR: 6% (Cost: 7.4%)
USD: 10% (Cost: 6.6%)
BRL: 84% (Cost: 11.6%)



Tractebel Energia's Investment Plan

Tractebel Energia SUEZ

Low recurring investments and expansion capex are supported by a high cash flow generation.

Capital Expenditures[1] (R$ million)



38
44
69
718
27
20
597
74
1,307
592
385
230
100
562
454
50
58
331
238
93
2004
2005
2006
2007
2008E
2009E
2010E
Recurring
São Salvador
Estreito
Machadinho
Seival
Ponte de Pedra

Note:
[1] Comprise equity and debt amounts.

Dividend Policy

Tractebel Energia
SUEZ

- By-law minimum payout: 30% of net income.
- Management Commitment: minimum payout of 55% of net income.
- Payment frequency: semi-annual.

Dividends



R$ 1.13
95%
13
R$ 1.34
95%
12
R$ 1.43
95%
8
R$ 1.52
95%
6
2004
2005
2006
2007
Earnings per Share (R$)
Pay-out
Dividend Yield

Note:
[1] Based on volume-weighted market price of ON shares in the period.



Contact

Marc Verstraete

Finance and Investor Relations Director
marc@tractebelenergia.com.br
+55 48 3221 7060

Antonio Previtali Jr.

Investor Relations Manager
previtali@tractebelenergia.com.br
+55 48 3221 7221

www.tractebelenergia.com.br



Attachments

Exposure to Spot Price due to:

- Thermal Generation
- Hydro Monthly Allocation

Thermal Side: Exposure to Spot Prices

Tractebel Energia
SUEZ

750 avgMW → Estimated commercial capacity (on a yearly basis)

375 avgMW (maximum exposure) → Thermal substitution energy → purchase in spot market

375 avgMW → Expected minimum dispatch due to an annual inflexibility (based on the purchase of some 230,000 tons of coal a month)

Notes: 1) Tractebel Energia has been fully contracted → purchase of thermal substitution energy.
2) On a monthly basis, differences may occur.
3) Figures related to the Energy Trading Board (CCEE) settlement point.

Hydro Gencos Monthly Allocation of Resources

Tractebel Energia
SUEZ

How does the allocation of resources at CCEE (the energy trading board) over the months interfere with a hydro genco quarterly results?



Annual Hydro Resources
monthly allocation over year x_1 (decision taken in Dec. year x_0)
Total sales contracts
Net seller at CCEE
Net buyer at CCEE
Jan
Mar
May
Oct
Dec

- Hydro gencos can freely allocate their resources over the following year's months;
- Monthly fluctuations on sales is also a driver for exposure to spot price;
- Monthly energy differences are settled at spot price, i.e., PLD (Price for Settlement of Differences);
- As penalties apply for a net buyer, a "monthly closing" market is available for those gencos who need to cover up their position;
- The pricing for the "monthly closing" market is strongly linked to the spot price.

Mechanisms to Mitigate Exposure from the Thermal Side

As a consequence of the two previous slides, an appropriate monthly allocation of the hydro resources over the year can mitigate the exposure arising from the thermal substitution energy to be purchased at spot price. An example follows:


Total sales contracts
Thermal exposure
Hydro resources
Purchase contracts
Thermal inflexibility
month 1 = month 2 = month 3
month 1
month 2
month 3
Thermal exposure
Hydro exposure
Note: exposure box sizes are out of scale.

Main Drivers and Distribution Curve of Spot Prices

Tractebel Energia
SUEZ

- Reservoir levels of hydro plants;
- Rainfall behavior;
- Forecast of demand for power;
- Current and future availability of power plants and transmission lines;
- Availability of natural gas.



Thermal generation variable cost (R$/MWh)
operating marginal cost = spot price
550
500
450
400
350
300
250
200
150
CJL's unit C
100
50
0
25
50
75
100
% of time

Note: spot market monthly prices for SE-CW submarket from May 2003 to April 2008.

Conclusion: For almost 70% of the time the spot price is lower than R$50/MWh, and for 85% of the time it is lower than R$100/MWh.



Correlation between Reservoir Levels and Spot Prices

Tractebel Energia
SUEZ

Southern Submarket

Level of Reservoirs
100
90
80
70
60
50
40
30
20
10
0
Spot Price
550
500
450
400
350
300
250
200
150
100
50
0
Jan/06 Feb/06 Mar/06 Apr/06 May/08 Jun/06 Jul/06 Aug/08 Sep/08 Oct/06 Nov/06 Dec/06 Jan/07 Feb/07 Mar/07 Apr/07 May/07 Jun/07 Jul/07 Aug/07 Sep/07 Oct/07 Nov/07 Dec/07 Jan/08 Feb/08 Mar/08 Apr/08

Monthly spot price (R$/MWh)
Level of reservoirs (% of max.)

Southeastern/Central-Western Submarket

Level of Reservoirs
100
90
80
70
60
50
40
30
20
10
0
Spot Price
550
500
450
400
350
300
250
200
150
100
50
0
Jan/06 Feb/06 Mar/06 Apr/06 May/08 Jun/06 Jul/06 Aug/08 Sep/08 Oct/06 Nov/06 Dec/06 Jan/07 Feb/07 Mar/07 Apr/07 May/07 Jun/07 Jul/07 Aug/07 Sep/07 Oct/07 Nov/07 Dec/07 Jan/08 Feb/08 Mar/08 Apr/08

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO			2 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366			CENTRO	
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7221	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO			3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366			CENTRO	
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2008	31/12/2008	1	01/01/2008	31/03/2008	4	01/10/2007	31/12/2007

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
ROBERTO PAULO KENEDI	898.355.657-91

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 31/03/2008	2 - TRIMESTRE ANTERIOR 31/12/2007	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2007
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras

2 - TIPO DE SITUAÇÃO
Operacional

3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional

4 - CÓDIGO ATIVIDADE
1120 - Energia Elétrica

5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

6 - TIPO DE CONSOLIDADO
Total

7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - ESPÉCIE E CLASSE DE AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	05/12/2007	Juros Sobre Capital Próprio	20/05/2008	ON	0,1348158600
02	AGO	08/04/2008	Dividendo	20/05/2008	ON	0,7005499732

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
13/05/2008	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2008	4 - 31/12/2007
1	Ativo Total	6.116.103	5.422.037
1.01	Ativo Circulante	1.398.687	1.100.878
1.01.01	Disponibilidades	904.998	571.755
1.01.01.01	Numerário Disponível	1.174	6.694
1.01.01.02	Aplicações Financeiras	903.824	565.061
1.01.02	Créditos	428.213	458.213
1.01.02.01	Clientes	395.962	323.171
1.01.02.01.01	Consumidores, Concess. e Permissionárias	395.962	323.171
1.01.02.02	Créditos Diversos	32.251	135.042
1.01.02.02.01	Dividendos a Receber de Controladas	8.358	91.006
1.01.02.02.02	Tributos e Contrib. Sociais a Compensar	9.202	8.285
1.01.02.02.03	Cauções e Depósitos Vinculados	640	18.375
1.01.02.02.04	Outros	14.051	17.376
1.01.03	Estoques	42.148	49.289
1.01.04	Outros	23.328	21.621
1.01.04.01	Despesas Pagas Antecipadamente	2.001	3.656
1.01.04.02	Ativo Fiscal Diferido	15.030	12.091
1.01.04.03	Outros	6.297	5.874
1.02	Ativo Não Circulante	4.717.416	4.321.159
1.02.01	Ativo Realizável a Longo Prazo	471.065	437.275
1.02.01.01	Créditos Diversos	108.563	107.452
1.02.01.01.01	Concessionárias e Permissionárias	1.966	4.548
1.02.01.01.02	Alienação de Bens e Direitos	84.793	81.315
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	21.579	21.208
1.02.01.01.04	Outros	225	381
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	362.502	329.823
1.02.01.03.01	Depósitos Judiciais	150.343	126.357
1.02.01.03.02	Ativo Fiscal Diferido	210.190	201.371
1.02.01.03.03	Outros	1.969	2.095
1.02.02	Ativo Permanente	4.246.351	3.883.884
1.02.02.01	Investimentos	711.239	1.156.481
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	640.221	1.062.602
1.02.02.01.04	Participações em Controladas - Ágio	40.206	63.067
1.02.02.01.05	Outros Investimentos	30.812	30.812
1.02.02.02	Imobilizado	3.438.651	2.725.218
1.02.02.03	Intangível	75.274	2.185
1.02.02.04	Diferido	21.187	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2008	4 - 31/12/2007
2	Passivo Total	6.116.103	5.422.037
2.01	Passivo Circulante	1.193.427	1.275.732
2.01.01	Empréstimos e Financiamentos	80.690	71.255
2.01.02	Debêntures	57.938	32.138
2.01.03	Fornecedores	176.652	229.708
2.01.04	Impostos, Taxas e Contribuições	188.433	271.724
2.01.05	Dividendos a Pagar	532.997	532.997
2.01.05.01	Dividendos e Juros s/ Capital Próprio	532.997	532.997
2.01.06	Provisões	49.534	42.847
2.01.06.01	Obrigações Estimadas	38.048	32.713
2.01.06.02	Contingências	11.486	10.134
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	107.183	95.063
2.01.08.01	Benefícios Pós-Emprego	20.647	18.450
2.01.08.02	Obrigações com o Programa de P&D	49.005	38.820
2.01.08.03	Outros	37.531	37.793
2.02	Passivo Não Circulante	1.714.311	1.329.452
2.02.01	Passivo Exigível a Longo Prazo	1.714.311	1.329.452
2.02.01.01	Empréstimos e Financiamentos	394.741	345.302
2.02.01.02	Debêntures	636.992	560.302
2.02.01.03	Provisões	74.266	66.023
2.02.01.03.01	Obrigações Estimadas	3.609	2.794
2.02.01.03.02	Contingências	70.657	63.229
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	608.312	357.825
2.02.01.06.01	Tributos e Contribuições Sociais	10.664	9.259
2.02.01.06.02	Benefício Pós-Emprego	311.931	310.333
2.02.01.06.03	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.04	Concessões a pagar	247.453	0
2.02.01.06.05	Outros	1.729	1.698
2.02.02	Resultados de Exercícios Futuros	0	0
2.04	Patrimônio Líquido	3.208.365	2.816.853
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	279.392	279.392
2.04.04.01	Legal	249.496	249.496
2.04.04.02	Estatutária	0	0
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.896	29.896
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2008	4 -31/12/2007
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	391.512	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2008 a 31/03/2008	4 - 01/01/2008 a 31/03/2008	5 - 01/01/2007 a 31/03/2007	6 - 01/01/2007 a 31/03/2007
3.01	Receita Bruta de Vendas e/ou Serviços	902.452	902.452	652.513	652.513
3.01.01	Suprimento de Energia Elétrica	800.650	800.650	572.518	572.518
3.01.02	Fornecimento de Energia Elétrica	97.253	97.253	76.201	76.201
3.01.03	Outras Receitas	4.549	4.549	3.794	3.794
3.02	Deduções da Receita Bruta	(84.939)	(84.939)	(55.527)	(55.527)
3.02.01	PIS e COFINS	(60.769)	(60.769)	(33.746)	(33.746)
3.02.02	ICMS	(16.824)	(16.824)	(15.721)	(15.721)
3.02.03	ISS	(96)	(96)	(89)	(89)
3.02.04	Pesquisa e Desenvolvimento	(7.250)	(7.250)	(5.971)	(5.971)
3.03	Receita Líquida de Vendas e/ou Serviços	817.513	817.513	596.986	596.986
3.04	Custo de Bens e/ou Serviços Vendidos	(254.638)	(254.638)	(235.256)	(235.256)
3.04.01	Energia Elétrica Comprada para Revenda	(75.799)	(75.799)	(96.548)	(96.548)
3.04.02	Transações no Âmbito da CCEE	(12.938)	(12.938)	(44.145)	(44.145)
3.04.03	Custo de Produção de Energia Elétrica	(162.724)	(162.724)	(92.560)	(92.560)
3.04.04	Custo dos Serviços Prestados	(3.177)	(3.177)	(2.003)	(2.003)
3.05	Resultado Bruto	562.875	562.875	361.730	361.730
3.06	Despesas/Receitas Operacionais	4.602	4.602	(25.752)	(25.752)
3.06.01	Com Vendas	(46.726)	(46.726)	(43.135)	(43.135)
3.06.02	Gerais e Administrativas	(31.397)	(31.397)	(25.848)	(25.848)
3.06.03	Financeiras	(25.900)	(25.900)	(8.080)	(8.080)
3.06.03.01	Receitas Financeiras	26.582	26.582	19.323	19.323
3.06.03.02	Despesas Financeiras	(52.482)	(52.482)	(27.403)	(27.403)
3.06.04	Outras Receitas Operacionais	77.915	77.915	737	737
3.06.04.01	Recuperação de PIS/COFINS	76.431	76.431	0	0
3.06.04.02	Reversão de Prov.Operac., líquida	1.484	1.484	737	737

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2008 a 31/03/2008	4 - 01/01/2008 a 31/03/2008	5 - 01/01/2007 a 31/03/2007	6 - 01/01/2007 a 31/03/2007
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	30.710	30.710	50.574	50.574
3.06.06.01	Equivalência Patrimonial	32.025	32.025	52.261	52.261
3.06.06.02	Amortização de Ágio na Partic. Empresas	(1.315)	(1.315)	(1.687)	(1.687)
3.07	Resultado Operacional	567.477	567.477	335.978	335.978
3.08	Resultado Não Operacional	(1.064)	(1.064)	(702)	(702)
3.08.01	Receitas	511	511	347	347
3.08.02	Despesas	(1.575)	(1.575)	(1.049)	(1.049)
3.09	Resultado Antes Tributação/Participações	566.413	566.413	335.276	335.276
3.10	Provisão para IR e Contribuição Social	(185.018)	(185.018)	(101.546)	(101.546)
3.10.01	Imposto de Renda	(134.157)	(134.157)	(74.473)	(74.473)
3.10.02	Contribuição Social	(50.861)	(50.861)	(27.073)	(27.073)
3.11	IR Diferido	10.117	10.117	8.372	8.372
3.11.01	Imposto de Renda	7.439	7.439	6.810	6.810
3.11.02	Contribuição Social	2.678	2.678	1.562	1.562
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	391.512	391.512	242.102	242.102
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,59980	0,59980	0,37090	0,37090
	PREJUÍZO POR AÇÃO (Reais)				

1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá, Machadinho e Ponte de Pedra, cuja aquisição foi concretizada em 29.04.2008, e da Unidade de Co-geração Lages, é de 6.057 MW, dos quais aproximadamente 80% em usinas hidrelétricas e 20% em termelétricas. A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 6.094 MW.

Em Assembléia Geral Extraordinária realizada em 28.03.2008, foi aprovada a incorporação pela Tractebel Energia, de sua subsidiária integral CEM, mediante a versão de seu acervo líquido, na data-base de 29.02.2008, avaliado a valor contábil por empresa especializada. As variações patrimoniais ocorridas entre a data-base e a data da efetiva incorporação foram absorvidas pela Tractebel Energia.

A incorporação objetivou a simplificação da estrutura societária do grupo, a qual não só reduzirá a estrutura organizacional atual, diminuindo custos, aumentando o valor para os acionistas, racionalizando e otimizando os investimentos, bem como facilitará a unificação, padronização e aperfeiçoamento da administração geral dos negócios das sociedades envolvidas e permitirá a eliminação dos custos de negociação que a manutenção das duas companhias impõe.

A ANEEL, através de Resolução Autorizativa de 22.01.2008, anuiu à transferência da concessão de geração da Usina Hidrelétrica Cana Brava – UHCB para a Tractebel Energia, em virtude da referida incorporação.

04.01 - NOTAS EXPLICATIVAS

O valor do acervo líquido incorporado pela Tractebel Energia, avaliado na data-base 29.02.2008, foi de R$ 454.866 e é composto com segue:

ATIVO		PASSIVO E PATRIMÔNIO LÍQUIDO	
ATIVO CIRCULANTE		**PASSIVO CIRCULANTE**	
Disponibilidades	28.344	Fornecedores	5.811
Concessionária - Controladora	31.962	Dividendos propostos	25.104
Transações no âmbito da CCEE	187	Financiamentos e debêntures	29.053
Cauções e depósitos vinculados	1.643	Tributos e contribuições sociais	4.445
Outros	1.072	Contas a pagar controladora	13.988
TOTAL DO ATIVO CIRCULANTE	**63.208**	Outras obrigações	9.578
		TOTAL DO PASSIVO CIRCULANTE	**87.979**
ATIVO NÃO CIRCULANTE		**NÃO CIRCULANTE**	
Realizável a Longo Prazo		**Exigível a Longo Prazo**	
Depósitos judiciais	24.487	Financiamentos e debêntures	125.845
Ativo fiscal diferido	1.613	Concessões a pagar	244.614
Outros	798	Provisão para contingências	3.165
	26.898	**TOTAL DO PASSIVO NÃO CIRCULANTE**	**373.624**
Permanente			
Imobilizado	753.618		
Intangível	72.745		
	826.363		
TOTAL DO ATIVO NÃO CIRCULANTE	**853.261**	**ACERVO LÍQUIDO**	**454.866**
TOTAL DO ATIVO	**916.469**	**TOTAL DO PASSIVO**	**916.469**

2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Contábeis de 31.12.2007.

Os valores apresentados nas Informações Trimestrais - ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Contábeis de 31.12.2007 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Demonstrações contábeis consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

3 – ALTERAÇÃO DA LEGISLAÇÃO SOCIETÁRIA BRASILEIRA – LEI 6.404/1976

Em 28.12.2007, foi promulgada a Lei nº 11.638, que altera, revoga e introduz novos dispositivos à Lei das Sociedades por Ações nº 6.404, de 15.12.1976, notadamente em relação ao capítulo XV, que trata sobre matéria contábil, que entrou em vigor em 01.01.2008 e aplica-se às demonstrações contábeis de encerramento do exercício social iniciado a partir de 1º de janeiro de 2008. A referida lei visa, principalmente, a atualização da lei societária brasileira para possibilitar o processo de convergência das práticas contábeis adotadas no Brasil com aquelas constantes das normas internacionais de contabilidade e permitir que novas normas e procedimentos contábeis sejam expedidos pela Comissão de Valores Mobiliários – CVM, em consonância com os padrões internacionais de contabilidade. Algumas alterações devem ser aplicadas a partir deste exercício, enquanto outras dependem de normatização por parte de órgãos reguladores.

A Companhia já vem apresentando trimestralmente a Demonstrações do Fluxo de Caixa, individuais e consolidadas, e a segregação do Intangível, no Ativo Permanente, bem com divulga anualmente a Demonstração do Valor Adicionado como informações suplementares às demonstrações contábeis. Adicionalmente, a Companhia já ajusta a valor presente (AVP) os seus ativos e passivos de longo prazo (vide Notas 9 e 18).

Embora as alterações das práticas contábeis em questão tenham sido recentemente estabelecidas e algumas ainda dependam de regulamentação por parte de órgãos reguladores para serem aplicadas, a Administração entende que com base nos pronunciamentos contábeis até então existentes, as modificações introduzidas pela nova lei e, pela Instrução CVM nº 469/08, não produzem efeitos relevantes sobre as demonstrações contábeis, individuais e consolidadas, da Companhia.

4 – APLICAÇÕES FINANCEIRAS

	Controladora		Consolidado	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Citibank - Fundo de Investimento Exclusivo				
Operações Compromissadas com Títulos Públicos Federais e Privados [1]				
Nota do Tesouro Nacional - NTN	610.302	424.512	641.856	535.435
Debêntures	37.025	30.092	38.939	37.955
Letra do Tesouro Nacional - LTN	-	241	-	303
	647.327	454.845	680.795	573.693
Certificado de Depósito Bancário - CDB	21.438	20.473	22.546	25.823
Letra do Tesouro Nacional - LTN	44.856	40.410	47.175	50.969
Letra Financeira do Tesouro - LFT	190.203	49.333	200.037	62.224
	903.824	565.061	950.553	712.709
Instituições Financeiras [2]				
Certificado de Depósito Bancário - CDB	-	-	-	31.657
Notas do Tesouro Nacional - NTN	-	-	-	3.634
Operações Compromissadas com Títulos Privados [1]				
Debêntures	-	-	25.599	20.921
	-	-	25.599	56.212
	903.824	565.061	976.152	768.921
Banco Santos				
Certificado de Depósito Bancário - CDB	2.603	1.777	2.603	2.603
(-) Provisão para perdas	(2.603)	(1.777)	(2.603)	(2.603)
	903.824	565.061	976.152	768.921

A Companhia estruturou as suas aplicações financeiras através da concentração dos recursos em um Fundo de Investimento Exclusivo e Multimercado, o qual pode ter suas cotas resgatadas a qualquer momento sem prejuízo dos rendimentos.

Os fundos exclusivos não possuem obrigações financeiras significativas, estando estas limitadas aos honorários de serviços de administração dos ativos, de execução das transações de investimentos e de auditoria, além de despesas gerais e administrativas.

Na carteira do fundo, em 31.03.2008, está registrada operação no mercado futuro de taxa de juros (DI Futuro BMF), que tem por objetivo transformar alocações pré-fixadas em alocações indexadas ao CDI. Os resultados dessas operações são compensados com os apresentados na carteira de títulos acima mencionada. O saldo consolidado dessa transação em 31.03.2008 é de R$ 24.327 (R$ 38.678 em 31.12.2007).

	Valor	Vencimento	Carteira protegida	Vencimento
DI Futuro	24.327	01.07.2008	LTN	01.07.2008

04.01 - NOTAS EXPLICATIVAS

A provisão para perdas em aplicações financeiras foi constituída para cobrir possíveis perdas decorrentes das aplicações em CDB que a Companhia possuí no Banco Santos, o qual teve a sua falência decretada em 2005.

---

(1) São operações de venda de títulos com compromisso de recompra assumido pelo vendedor, concomitante ao compromisso de revenda assumido pelo comprador. Essas operações possuem liquidez imediata, são remuneradas por uma taxa pré-fixada e estão lastreadas em títulos públicos federais e em títulos privados.

(2) Banco Safra, Banco Votorantim e UNIBANCO.

5 - CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	31.03.2008				31.12.2007
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	174.328	-	-	174.328	192.569
Comercializadoras	96.400	-	-	96.400	82.232
Consumidores livres	31.514	-	6	31.520	28.383
Exportação	-	-	740	740	740
Transações no âmbito da CCEE/MAE					
- Correntes	71.456	10.442	-	81.898	6.312
- Parcelamentos	10.795	-	-	10.795	11.350
- Recomposição tarifária extra-ordinária - RTE	76	205	-	281	1.585
- Agentes com ações judiciais ou inadimplentes	110.498	-	12.076	122.574	121.820
	192.825	10.647	12.076	215.548	141.067
	495.067	**10.647**	**12.822**	**518.536**	**444.991**
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(121.820)
	384.569	**10.647**	**746**	**395.962**	**323.171**

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2008				31.12.2007
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Concessionárias	190.884	-	-	190.884	195.483
Comercializadoras	75.325	-	-	75.325	42.999
Consumidores livres	96.694	606	6	97.306	88.352
Exportação	-	-	740	740	740
Transações no âmbito do CCEE/MAE					
- Correntes	71.457	10.583	-	82.040	7.529
- Parcelamentos	10.795	-	-	10.795	11.350
- Recomposição tarifária extra-ordinária - RTE	76	205	-	281	1.585
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	192.826	10.788	13.944	217.558	144.906
	555.729	**11.394**	**14.690**	**581.813**	**472.480**
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(122.574)
	445.231	**11.394**	**2.614**	**459.239**	**349.906**

O prazo médio de recebimento de suas faturas de comercialização de energia é de, no máximo, 45 dias.

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido crédito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do Mercado Atacadista de Energia Elétrica - MAE (atualmente, Câmara de Comercialização de Energia Elétrica - CCEE) no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

6 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A COMPENSAR

	Controladora		Consolidado	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Circulante				
ICMS	43.856	42.764	44.076	44.894
Imposto de renda	-	-	1.102	681
Contribuição social	-	-	123	-
COFINS	2.843	2.256	2.911	2.316
PIS	617	490	632	503
INSS	2.024	2.913	2.024	2.913
	49.340	**48.423**	**50.868**	**51.307**
(-) Provisão para perdas na recuperação de créditos de ICMS	(40.138)	(40.138)	(40.138)	(40.138)
	9.202	**8.285**	**10.730**	**11.169**
Não Circulante				
ICMS	4.597	3.934	8.112	6.897
COFINS	7.984	8.762	7.984	8.772
PIS	1.733	1.902	1.733	1.904
INSS	7.265	6.610	7.265	6.610
	21.579	**21.208**	**25.094**	**24.183**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que parcela substancial da venda de energia elétrica ocorria com diferimento de ICMS.

7 – ATIVO FISCAL DIFERIDO

	Controladora				
	31.03.2008				31.12.2007
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	195.230	48.808	17.570	66.378	64.876
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.419
Provisão para contingências	110.758	27.690	9.969	37.659	36.212
Provisão para perdas com créditos de ICMS	40.138	10.035	3.612	13.647	13.647
Depreciação complementar UTE W. Arjona	24.355	6.089	2.192	8.281	8.565
Bônus gerencial e especial	6.183	1.546	556	2.102	1.731
Ajuste a valor presente de valores a receber	18.564	4.641	1.671	6.312	6.861
Provisão para perdas em aplicações financeiras	2.603	651	234	885	604
PIS e COFINS com exigibilidade suspensa	6.430	1.607	579	2.186	1.628
Ágio incorporado	23.032	5.758	2.073	7.831	-
Outros	4.785	1.196	431	1.627	1.282
		175.301	49.919	225.220	213.462
Classificação do ativo fiscal diferido:					
Circulante		12.021	3.009	15.030	12.091
Não circulante		163.280	46.910	210.190	201.371
		175.301	49.919	225.220	213.462

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2008				31.12.2007
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	195.230	48.808	17.570	66.378	64.876
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.675
Provisão para contingências	111.366	27.841	10.023	37.864	37.488
Provisão para perdas com créditos de ICMS	40.138	10.035	3.612	13.647	13.647
Depreciação complementar UTE W. Arjona	24.355	6.089	2.192	8.281	8.565
Bônus gerencial e especial	6.183	1.546	556	2.102	1.731
Ajuste a valor presente de valores a receber	18.564	4.641	1.671	6.312	6.861
Provisão para perdas em aplicações financeiras	2.603	651	234	885	885
PIS e COFINS com exigibilidade suspensa	8.682	2.170	782	2.952	2.182
Ágio incorporado	23.032	5.758	2.073	7.831	-
Outros	5.801	1.450	523	1.973	1.628
		176.269	50.268	226.537	216.175
Classificação do ativo fiscal diferido:					
Circulante		12.051	3.020	15.071	12.160
Não circulante		164.218	47.248	211.466	204.015
		176.269	50.268	226.537	216.175

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização do ativo fiscal diferido e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2008 (abr a dez)	11.476	11.507
2009	18.658	19.063
2010	14.569	14.610
2011	21.825	21.856
2012	40.441	40.463
2013 a 2015	85.529	86.316
2016 a 2018 (jan a mar)	32.722	32.722
	225.220	226.537
Ativo fiscal diferido, não registrado		
2018 (abr a dez)	2.748	2.748
2019	3.492	3.492
2020	734	734
2021	734	734
2022	734	734
2023 a 2025	2.202	2.202
2026 a 2028	2.202	2.202
2029 em diante	1.686	1.686
	14.532	14.532
	239.752	241.069

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371, de 27.06.2002.

8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	31.03.2008		31.03.2007	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**566.413**	**566.413**	**335.276**	**335.276**
Diferenças permanentes				
Adições				
Amortização de ágio	1.315	-	1.687	-
Gratificação e 13º de dirigentes	495	-	657	-
Doações	896	896	400	400
Outras despesas indedutíveis	86	86	44	44
Exclusões				
Equivalência patrimonial	(32.025)	(32.025)	(52.261)	(52.261)
RIC (*)	(3.664)	-	(3.644)	-
Base de cálculo dos tributos no resultado	**533.516**	**535.370**	**282.159**	**283.459**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(133.378)**	**(48.183)**	**(70.540)**	**(25.511)**
IR sobre reversão de ágio amortizado na incorporação de controlada	5.758	-	-	-
Complemento do IR diferido sobre a RIC (*)	-	-	2.471	-
Incentivos fiscais	896	-	400	-
Outros	6	-	6	-
Imposto de renda e contrib. social - resultado	**(126.718)**	**(48.183)**	**(67.663)**	**(25.511)**
Composição dos tributos no resultado:				
Corrente	(134.157)	(50.861)	(74.473)	(27.073)
Diferido	7.439	2.678	6.810	1.562
	(126.718)	**(48.183)**	**(67.663)**	**(25.511)**

(*) *RIC – Remuneração das Imobilizações em Curso*

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	31.03.2008		31.03.2007	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**587.738**	**587.738**	**366.289**	**366.289**
Diferenças permanentes				
Adições				
Amortização de ágio	1.315	-	1.687	-
Gratificação e 13° de dirigentes	532	-	707	-
Doações	896	896	550	550
Outras despesas indedutíveis	342	342	56	56
Exclusões				
RIC (*)	(3.664)	-	(3.644)	-
Ajuste em controlada tributada pelo lucro presumido	(603)	(286)	(1.470)	(1.108)
Base de cálculo dos tributos no resultado	**586.556**	**588.690**	**364.175**	**365.787**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(146.640)**	**(52.984)**	**(91.044)**	**(32.921)**
IR sobre reversão de ágio amortizado na incorporação de controlada	5.758	-	-	-
Complemento do IR diferido sobre a RIC (*)	-	-	2.471	-
IR e CS de exercícios anteriores	(2.409)	(868)	(2.400)	(864)
Incentivos fiscais	896	-	550	-
Outros	21	-	21	-
Imposto de renda e contrib. social - resultado	**(142.374)**	**(53.852)**	**(90.402)**	**(33.785)**
Composição dos tributos no resultado:				
Corrente	(149.994)	(56.595)	(96.568)	(35.116)
Diferido	7.620	2.743	6.166	1.331
	(142.374)	**(53.852)**	**(90.402)**	**(33.785)**

(*) *RIC – Remuneração das Imobilizações em Curso*

9 – ALIENAÇÃO DE BENS E DIREITOS

Registra os valores a receber da Elétrica Jacuí S.A. – ELEJA relativos à venda do empreendimento termelétrico Jacuí. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí, a qual, nos termos do contrato, assumiu a responsabilidade pela conclusão do projeto.

Em garantia ao cumprimento das obrigações contratuais, incluindo o pagamento do preço de compra, a ELEJA deu à Tractebel Energia, em promessa de penhor e hipoteca, os direitos, bens, máquinas, imóveis e seus acessórios, que foram objeto do contrato de compra e venda entre as partes.

De acordo com as condições contratuais, os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu ao seu ajuste a valor presente, aplicando a taxa de desconto de 10% a.a. Os valores nominais e os descontados a valor presente, na controladora e no consolidado, são como se segue:

	Controladora e Consolidado	
	31.03.2008	**31.12.2007**
Valor da alienação	103.357	101.496
(-) Ajuste a valor presente	(18.564)	(20.181)
	84.793	**81.315**

10 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	31.03.2008	**31.12.2007**	**31.03.2008**	**31.12.2007**
Participações societárias permanentes:				
Avaliadas pelo método de equivalência patrimonial				
Equivalência Patrimonial	640.221	1.062.602	-	-
Ágio	40.206	63.067	59.734	82.595
Avaliadas pelo custo de aquisição	28.796	28.796	28.796	28.796
Bens e direitos para uso futuro	1.895	1.895	1.895	1.895
Outros investimentos	121	121	121	121
	711.239	**1.156.481**	**90.546**	**113.407**

04.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1) Avaliadas pelo método de equivalência patrimonial

Empresas	31.03.2008				31.03.2007	31.12.2007
	Lote de Mil Ações ou Quotas	Participação (%)	Lucro Líquido (Prejuízo)	Patrimônio Líquido	Lucro Líquido (Prejuízo)	Patrimônio Líquido
Itá Energética S.A. – ITASA	253.607	48,75	4.524	592.704	5.817	583.424
Companhia Energética Meridional – CEM [1]	-	-	11.122 [*]	-	21.435	443.744
Companhia Energética São Salvador – CESS [2]	268.943	99,99	-	268.943	-	268.943
Lages Bioenergética Ltda.	30.530	99,99	1.124	41.469	2.060	40.345
Tractebel Energia Comercializadora Ltda.	4.200	99,99	15.511	19.711	22.961	4.200
Delta Energética S.A.	20.960	99,99	(61)	20.837	(12)	20.898
Lagoa Formosa Bioenergética Ltda.	50	99,99	-	270	-	50

[*] *Lucro líquido em 29.02.2008.*
[1] *A controlada CEM foi incorporada na Tractebel Energia em 29.02.2008, conforme mencionado na Nota 1..*
[2] *Em fase pré-operacional.*

Movimentação dos investimentos no trimestre

Equivalência Patrimonial

Empresas	Saldos em 31.12.2007	Incorporação de controlada	Adiantamento p/futuro aumento de Capital	Resultado da equivalência patrimonial	Saldos em 31.03.2008
ITASA	284.419	-	-	4.524	288.943
CEM	443.744	(454.866)	-	11.122	-
CESS	268.943	-	-	-	268.943
Lages Bioenergética	40.345	-	-	1.124	41.469
Tractebel Energia Comercializadora	4.200	-	-	15.511	19.711
Delta Energética	20.898	-	-	(61)	20.837
Lagoa Formosa	50	-	220	-	270
Outras	3	-	240	(195)	48
	1.062.602	(454.866)	460	32.025	640.221

04.01 - NOTAS EXPLICATIVAS

Ágio

Empresas	Saldos em 31.12.2007	Incorporação de controlada	Amortização	Saldos em 31.03.2008
ITASA	5.721	-	(572)	5.149
CEM	22.289	(21.546)	(743)	-
CESS	35.057	-	-	35.057
Controladora	**63.067**	**(21.546)**	**(1.315)**	**40.206**
Delta Energética				
Seival Participações	19.528	-	-	19.528
Consolidado	**82.595**	**(21.546)**	**(1.315)**	**59.734**

O ágio do investimento na controladora CEM tem o fundamento econômico baseado na lucratividade futura e foi reconhecido no ativo diferido em decorrência da incorporação pela Tractebel Energia.

11 – ATIVO IMOBILIZADO

a) Composição

	Controladora				
	31.03.2008				31.12.2007
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	640.926	(509.556)	131.370	135.231
UHE Salto Osório	2,7	311.678	(240.315)	71.363	75.201
UHE Passo Fundo	2,4	119.752	(92.261)	27.491	28.186
UHE Cana Brava	3,0	872.291	(124.882)	747.409	-
UHE Machadinho (em consórcio)	3,2	180.071	(27.167)	152.904	154.336
UHE Itá (em consórcio)	3,6	1.233.883	(232.063)	1.001.820	1.012.729
		3.358.601	(1.226.244)	2.132.357	1.405.683
Geração Térmica					
Complexo Jorge Lacerda	4,4	2.511.879	(1.375.862)	1.136.017	1.131.510
UTE Charqueadas	6,2	58.808	(50.758)	8.050	8.304
UTE Alegrete	3,6	8.289	(7.322)	967	979
UTE William Arjona	4,3	174.657	(76.347)	98.310	99.343
		2.753.633	(1.510.289)	1.243.344	1.240.136
Equipamentos Gerais e Outros	10,0	48.993	(20.386)	28.607	24.852
		6.161.227	(2.756.919)	3.404.308	2.670.671
Imobilizações em Curso					
Geração Hidráulica		22.616	-	22.616	20.452
Geração Térmica		18.226	-	18.226	41.375
Equipamentos Gerais e Outros		3.008	-	3.008	2.200
		43.850	-	43.850	64.027
Total das imobilizações		6.205.077	(2.756.919)	3.448.158	2.734.698
Obrigações especiais		(9.507)	-	(9.507)	(9.480)
		6.195.570	(2.756.919)	3.438.651	2.725.218

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2008				31.12.2007
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	640.926	(509.556)	131.370	135.231
UHE Salto Osório	2,7	311.678	(240.315)	71.363	75.201
UHE Passo Fundo	2,4	119.752	(92.261)	27.491	28.186
UHE Cana Brava	3,0	872.291	(124.882)	747.409	755.534
UHE Machadinho (em consórcio)	3,2	180.071	(27.167)	152.904	154.336
UHE Itá (em consórcio)	3,6	1.776.843	(330.127)	1.446.716	1.460.709
		3.901.561	(1.324.308)	2.577.253	2.609.197
Geração Térmica					
Complexo Jorge Lacerda	4,4	2.511.879	(1.375.862)	1.136.017	1.131.510
UTE Charqueadas	6,2	58.808	(50.758)	8.050	8.304
UTE Alegrete	3,6	8.289	(7.322)	967	979
UTE William Arjona	4,3	174.657	(76.347)	98.310	99.343
Unidade de Cogeração Lages	4,3	74.158	(12.364)	61.794	62.613
		2.827.791	(1.522.653)	1.305.138	1.302.749
Equipamentos Gerais e Outros	10,0	49.180	(20.491)	28.689	24.916
		6.778.532	(2.867.452)	3.911.080	3.936.862
Imobilizações em Curso					
Geração Hidráulica					
UHE São Salvador		653.945	-	653.945	615.577
Outras UHE (obras de adição)		24.666	-	24.666	24.861
Geração Térmica		19.885	-	19.885	42.918
Equipamentos Gerais e Outros		3.008	-	3.008	2.213
		701.504	-	701.504	685.569
Total das imobilizações		7.480.036	(2.867.452)	4.612.584	4.622.431
Obrigações especiais		(9.632)	-	(9.632)	(9.605)
		7.470.404	(2.867.452)	4.602.952	4.612.826

b) **Mutação do ativo imobilizado**

	Controladora			Consolidado		
	Em serviço	Em curso	Total	Em serviço	Em curso	Total
Saldo em 31.12.2007	**2.670.671**	**64.027**	**2.734.698**	**3.936.862**	**685.569**	**4.622.431**
Ingressos						
UHE Cana Brava	753.143	476	753.619	-	-	-
UHE São Salvador	-	-	-	-	38.368	38.368
Demais usinas	-	8.230	8.230	-	8.467	8.467
Transferências	28.883	(28.883)	-	30.900	(30.900)	-
Depreciação	(46.811)	-	(46.811)	(55.104)	-	(55.104)
Baixas	(1.578)	-	(1.578)	(1.578)	-	(1.578)
	3.404.308	**43.850**	**3.448.158**	**3.911.080**	**701.504**	**4.612.584**
Obrigações Especiais	(9.507)	-	(9.507)	(9.632)	-	(9.632)
Saldo em 31.03.2008	**3.394.801**	**43.850**	**3.438.651**	**3.901.448**	**701.504**	**4.602.952**

Apropriação dos encargos financeiros

Os encargos financeiros vinculados aos financiamentos da Companhia Energética São Salvador – CESS, cujo valor no 1° trimestre foi de R$ 9.060, estão sendo reconhecidos no imobilizado em curso.

12 – ATIVO INTANGÍVEL

	Controladora				
	31.03.2008				31.12.2007
	Taxas médias de amortização	Custo corrigido	Amortização acumulada	Valor líquido	Valor líquido
Em Serviço					
Direito de exploração da UHE Cana Brava	3,2	88.664	(16.199)	72.465	-
Direito de uso de softwares	20,0	10.520	(8.049)	2.471	1.860
		99.184	**(24.248)**	**74.936**	**1.860**
Em Curso					
Direito de uso de softwares	-	338	-	338	325
		99.522	**(24.248)**	**75.274**	**2.185**

	Consolidado				
	31.03.2008				31.12.2007
	Taxas médias de amortização	Custo corrigido	Amortização acumulada	Valor líquido	Valor líquido
Em Serviço					
Direito de exploração da UHE Cana Brava	3,2	88.664	(16.199)	72.465	73.176
Direito de uso de softwares	20,0	10.608	(8.098)	2.510	1.947
		99.272	(24.297)	74.975	75.123
Em Curso					
Direito de uso de softwares	-	382	-	382	369
Direito de compra de energia	-	64.561	-	64.561	-
		64.943	-	64.943	369
		164.215	(24.297)	139.918	75.492

13 – EMPRÉSTIMOS E FINANCIAMENTOS

a) Composição

	Controladora					
	31.03.2008			31.12.2007		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda estrangeira						
Secretaria do Tesouro Nacional, líquido de garantias depositadas	20.288	150.473	170.761	20.545	160.504	181.049
BNP Paribas (*Floating Rate*	-	110.424	110.424	-	104.343	104.343
Deutsche Bank	3.360	3.360	6.720	3.403	3.403	6.806
ABN AMRO Bank	-	-	-	2.498	-	2.498
Encargos	10.608	-	10.608	4.501	-	4.501
	34.256	264.257	298.513	30.947	268.250	299.197
Moeda nacional						
ELETROBRÁS	27.565	59.856	87.421	34.005	66.464	100.469
BNDES	14.920	60.922	75.842	1.790	-	1.790
Banco do Brasil	3.529	9.706	13.235	3.529	10.588	14.117
Encargos	420	-	420	984	-	984
	46.434	130.484	176.918	40.308	77.052	117.360
	80.690	394.741	475.431	71.255	345.302	416.557

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2008			31.12.2007		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda estrangeira						
Secretaria do Tesouro Nacional, líquido de garantias depositadas	20.288	150.473	170.761	20.545	160.504	181.049
BNP Paribas (Floating Rate Note)	-	110.424	110.424	-	104.343	104.343
Deutsche Bank	3.360	3.360	6.720	3.403	3.403	6.806
ABN AMRO Bank	-	-	-	2.498	-	2.498
Encargos	10.608	-	10.608	4.501	-	4.501
	34.256	264.257	298.513	30.947	268.250	299.197
Moeda nacional						
ELETROBRÁS	27.565	59.856	87.421	34.005	66.464	100.469
BNDES	27.019	251.665	278.684	28.793	255.545	284.338
Agentes Financiadores - BNDES	14.998	340.505	355.503	14.990	338.409	353.399
Banco do Brasil	3.529	9.706	13.235	3.529	10.588	14.117
BRDE	6.814	23.281	30.095	6.810	24.969	31.779
Encargos	1.062	6.961	8.023	1.950	6.506	8.456
	80.987	691.974	772.961	90.077	702.481	792.558
	115.243	956.231	1.071.474	121.024	970.731	1.091.755

b) Mutação dos empréstimos e financiamentos

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2007	**71.255**	**345.302**	**416.557**	**121.024**	**970.731**	**1.091.755**
Ingressos por incorporação de controlada	15.203	62.153	77.356	-	-	-
Transferências	8.855	(8.855)	-	19.833	(19.833)	-
Encargos gerados	9.784	11	9.795	15.323	9.203	24.526
Variações cambiais	(277)	4.163	3.886	(277)	4.163	3.886
Remuneração de garantias depositadas	-	(8.033)	(8.033)	-	(8.033)	(8.033)
Amortizações	(24.130)	-	(24.130)	(40.660)	-	(40.660)
Saldo em 31.03.2008	**80.690**	**394.741**	**475.431**	**115.243**	**956.231**	**1.071.474**

c) Composição por tipo de moeda estrangeira e indexadores nacionais

	Controladora					
	31.03.2008			31.12.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	105.696	184.873	38,89	109.411	193.800	46,52
Euro – EUR	41.165	113.640	23,90	40.404	105.397	25,31
		298.513	**62,79**		**299.197**	**71,83**
Moeda nacional						
IVRRJR (baseado na UFIR)		87.421	18,39		101.272	24,31
TJLP		76.123	16,01		-	-
Não indexado		13.374	2,81		16.088	3,86
		176.918	**37,21**		**117.360**	**28,17**
		475.431	**100,00**		**416.557**	**100,00**

	Consolidado					
	31.03.2008			31.12.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	105.696	184.873	17,25	109.411	193.800	17,75
Euro – EUR	41.165	113.640	10,61	40.404	105.397	9,66
		298.513	**27,86**		**299.197**	**27,41**
Moeda nacional						
IVRRJR (baseado na UFIR)		87.421	8,16		101.272	9,28
TJLP		672.166	62,73		675.198	61,84
Não indexado		13.374	1,25		16.088	1,47
		772.961	**72,14**		**792.558**	**72,59**
		1.071.474	**100,00**		**1.091.755**	**100,00**

d) Variação das moedas estrangeiras e indexadores

	(%)	
Moeda – indexador	**31.03.2008**	**31.03.2007**
Dólar Americano – USD	(1,25)	(4,10)
Euro – EUR	5,83	(2,88)
TJLP	1,54	1,60
SELIC	2,56	2,99

04.01 - NOTAS EXPLICATIVAS

e) Condições contratadas

		Condições de Pagamento		
	Encargos	**Vencimento**	**Encargos**	**Principal**
Moeda estrangeira				
Tractebel Energia				
Secretaria do Tesouro Nacional	Libor + 1,075% a.a.	Abr 2024	Semestrais, em Abr e Out	Semestrais, em Abr e Out
BNP Paribas *(Floating Rate Note)*	Euribor + 2,75% a.a. [a]	Nov 2015	Anual em Nov	Parcela única em Nov 2015
Deutsche Bank	Libor + 0,55% + IR s/juros (10%)	Out 2009	Semestrais, em Abr e Out	Semestrais, em Abr e Out
Moeda nacional				
Tractebel Energia				
Eletrobrás	12% a.a.	Abr 2011	Mensais, até o vencimento	Mensais, até o vencimento
Banco do Brasil	9,35% a.a.	Dez 2011	Mensais, até o vencimento	Mensais, até o vencimento
BNDES	TJLP + 4% a.a. [b]	Abr 2013	Mensais, até o vencimento	Mensais, até o vencimento
ITASA				
BNDES	TJLP + 4% a.a. [b]	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
Agentes financiadores - BNDES [d]	TJLP + 3,85% a.a. [b]	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
LAGES				
BRDE	TJLP + 2,25% a.a. [b]	Ago 2012	Mensais, até o vencimento	Mensais, até o vencimento
CESS				
BNDES	TJLP + 2,7% a.a. [b]	Out 2023	Mensais, até o vencimento[c]	Mensais, até o vencimento[c]
Agentes financiadores - BNDES [d]	TJLP + 3,25% a.a. [b]	Out 2023	Mensais, até o vencimento[c]	Mensais, até o vencimento[c]

[a] Repactuação do vencimento de novembro de 2007 para novembro de 2015, e do *spread* de 7% a.a. para 2,75% a.a.

[b] O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao principal dos financiamentos.

[c] Os juros serão capitalizados trimestralmente até outubro de 2009, nos meses de janeiro, abril, julho e outubro, incorporando-se ao principal dos financiamentos. Após o período de carência, os juros e o principal serão pagos mensalmente até outubro de 2023.

[d] UNIBANCO, BRADESCO, Banco Itaú, Banco Santander e Banco Votorantim

f) Vencimentos dos empréstimos e financiamentos apresentados no passivo não circulante

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
Abril a dezembro 2009	21.326	34.674	56.000	21.326	65.062	86.388
2010	15.896	46.672	62.568	15.896	110.318	126.214
2011	15.896	29.245	45.141	15.896	92.891	108.787
2012	11.764	14.920	26.684	11.764	76.295	88.059
2013	7.631	4.973	12.604	7.631	55.030	62.661
2014	3.689	-	3.689	3.689	29.734	33.423
2015	110.424	-	110.424	110.424	29.734	140.158
2016 a 2022 (parcelas anuais de R$ 29.734)	-	-	-	-	208.138	208.138
2023	-	-	-	-	24.772	24.772
2024	77.631	-	77.631	77.631	-	77.631
	264.257	130.484	394.741	264.257	691.974	956.231

g) Garantias

g.1) Tractebel Energia S.A.

Empréstimos e financiamentos em moeda estrangeira

Secretaria do Tesouro Nacional - STN: (a) Cessão e transferência à União dos recebíveis, até o limite suficiente para pagamento das prestações e demais encargos devidos em cada vencimento; (b) depósito, em forma de caução, no valor R$ 69.750, em 31.03.2008, o qual está apresentado em conta retificadora do financiamento correspondente.

Não há garantias concedidas para os demais empréstimos e financiamentos em moeda estrangeira da Companhia.

Empréstimos e financiamentos em moeda nacional

ELETROBRÁS: (a) Procuração ao credor com poderes de, em caso de inadimplência, transferir para o seu próprio nome, os valores necessários para o pagamento de sua dívida, a partir da conta bancária arrecadadora de receitas da Companhia; (b) Notas Promissórias no montante referente ao do financiamento, estando os títulos vinculados aos termos contratuais.

Banco do Brasil: (a) Cessão e transferência de crédito no valor de R$ 8.726, representado por venda de energia elétrica ou outros recursos com a mesma finalidade; (b) caução de Nota Promissória no valor correspondente ao do financiamento.

BNDES: Contrato de Financiamento Mediante Abertura de Crédito e do Contrato de Subscrição e Integralização de Debêntures: Em conseqüência da incorporação da CEM pela Tractebel Energia, ocorrida em 28.03.2008, as garantias anteriormente existentes nos dois Contratos, foram substituídas por Carta de Fiança do UNIBANCO, no valor de R$ 156.700, com validade até 15.10.2013.

g.2) Itá Energética S.A. - ITASA

BNDES e repasse BNDES - agentes financiadores: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; (b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com seus acionistas; (c) conta reserva num montante equivalente a três meses da dívida do BNDES (substituída por fiança bancária) e três meses das despesas contratuais de operação e manutenção da UHE Itá. Além dessas garantias, os sócios caucionaram a totalidade das ações da ITASA ao BNDES e Agentes Financiadores.

g.3) Lages Bioenergética Ltda.

BRDE: (a) Cessão dos direitos creditórios do Contrato de Compra e Venda de Energia Elétrica celebrado com a CELESC, com a interveniência da Tractebel; (b) cessão dos Direitos de Indenização decorrentes dos Contratos de Compra e Venda de Vapor e Compra e Venda de Biomassa celebrados com as empresas Sofia Industrial e Exportadora Ltda. e a Battistella Ind. e Com. Ltda.; (c) cessão dos Direitos Emergentes da Autorização concedida pela ANEEL para estabelecer-se como Produtor Independente de Energia Elétrica; (d) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a, em média, quatro meses do serviço da dívida.

g.4) Companhia Energética São Salvador - CESS

BNDES e repasse BNDES - agentes financiadores: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE São Salvador; (b) Conta Centralizadora de Direitos Creditórios para recebimento dos direitos de crédito da CESS; e (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a três meses do serviço da dívida acrescido do valor de três meses de pagamento do Contrato de Operação e Manutenção do Projeto.

04.01 - NOTAS EXPLICATIVAS

14 – DEBÊNTURES

a) Composição

	31.03.2008			31.12.2007		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Tractebel Energia S.A.						
1ª Emissão - 1ª Série	6.483	148.449	154.932	6.483	142.539	149.022
1ª Emissão - 2ª Série	-	60.000	60.000	-	60.000	60.000
2ª Emissão - Série Única	404	364.837	365.241	404	357.763	358.167
CEM – Séria Única	10.814	63.706	74.520	-	-	-
Encargos	40.237	-	40.237	25.251	-	25.251
Total Controladora	**57.938**	**636.992**	**694.930**	**32.138**	**560.302**	**592.440**
CEM - Série Única	-	-	-	**10.807**	**63.667**	**74.474**
ITASA -1ª e 2ª Séries	**11.418**	**40.950**	**52.368**	**10.185**	**40.950**	**51.135**
Encargos	2.894	-	2.894	3.430	-	3.430
Total Consolidado	**72.250**	**677.942**	**750.192**	**56.560**	**664.919**	**721.479**

b) Mutação das debêntures

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2007	**32.138**	**560.302**	**592.440**	**56.560**	**664.919**	**721.479**
Incorporação de controlada	13.850	63.692	77.542	-	-	-
Encargos gerados	11.950	13	11.963	14.457	38	14.495
Variações monetárias	-	12.985	12.985	1.233	12.985	14.218
Saldo em 31.03.2008	**57.938**	**636.992**	**694.930**	**72.250**	**677.942**	**750.192**

c) Condições contratadas

	Quantidade em circulação	Remuneração	Condições de Pagamento		Garantia
			Juros/atualização monetária	Principal	
Tractebel					
1ª Série	14.000	IGPM + 9,29% a.a.	Anualmente em 02.05	Parcela única em 02.05.11	Sem garantia
2ª Série	6.000	103,9% do CDI	Semestrais em 02.05 e 02.11	Parcela única em 02.05.10	Sem garantia
2ª Emissão Série Única	35.000	IPCA + 7% a.a.	Anualmente em 15.05	3 parcelas em 15.05.12, 15.05.13 e 15.05.14	Sem garantia
CEM - Série Única	7.773	TJLP + 4% a.a. (*)	Semestral em 01.04 e 01.10, até 01.04.2013	Semestral, variando de 4,7027% em 01.04.08, a 7,5737% em 01.04.13	Recebíveis decorrentes da geração e comercialização de energia
ITASA					
1ª Série e 2ª Série	8.400	IGPM + 9,4% a.a.	Anualmente em 01.12 (1ª série) e 01.06 (2ª série)	7 parcelas iguais, em 01.12 (1ª série) e 01.06 (2ª série) de cada ano, até 01.12.13 (1ª série), e 01.06.13 (2ª série)	Penhor dos Direitos Creditórios dos contratos de venda de energia para os seus acionistas

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

d) Variação dos indexadores

Moeda – indexador	(%) 31.03.2008	31.03.2007
TJLP	1,54	1,60
IGP-M	2,38	1,11
CDI	2,53	3,03
IPCA	1,52	-

e) Vencimentos das debêntures apresentadas no passivo não circulante

	Controladora	Consolidado
Abril a dezembro 2009	11.895	20.085
2010	73.085	81.275
2011	162.842	171.032
2012	137.445	145.635
2013	130.113	138.303
2014	121.612	121.612
	636.992	677.942

15 – FORNECEDORES

	Controladora		Consolidado	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Energia elétrica comprada para revenda	46.302	79.012	81.578	70.428
Transações no âmbito da CCEE	15.605	17.631	17.454	19.536
Encargos de uso da rede elétrica	52.945	49.747	54.742	54.167
Combustíveis fósseis / biomassa	26.700	40.195	26.870	39.148
Materiais e serviços	35.100	43.123	90.812	90.632
	176.652	229.708	271.456	273.911

16 – IMPOSTOS, TAXAS E CONTRIBUIÇÕES

	Controladora		Consolidado	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Circulante				
Imposto de renda	116.709	187.970	119.939	225.766
Contribuição social	42.534	55.944	43.254	66.788
ICMS	10.608	11.376	27.245	30.002
PIS e COFINS	13.665	10.153	14.506	12.164
INSS	3.239	3.705	3.239	3.746
Outros	1.678	2.576	2.125	2.930
	188.433	**271.724**	**210.308**	**341.396**
Não Circulante				
INSS	4.234	4.472	4.234	4.472
PIS e COFINS com exigibilidade suspensa	6.430	4.787	8.696	6.416
ICMS	-	-	3.157	1.315
	10.664	**9.259**	**16.087**	**12.203**
	199.097	**280.983**	**226.395**	**353.599**

Desde o exercício de 2007, a Companhia vem recolhendo imposto de renda e contribuição social sobre base de cálculo estimada, em consonância com a legislação em vigor.

17 – PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

a) Composição

	Controladora					
	31.03.2008			31.12.2007		
	Provisão bruta	Depósito judicial	Provisão líquida	Provisão bruta	Depósito judicial	Provisão líquida
Tributárias						
Contribuição Social	13.858	(3.579)	10.279	13.508	(3.489)	10.019
INSS	27.106	(11.910)	15.196	26.421	(11.609)	14.812
	40.964	**(15.489)**	**25.475**	**39.929**	**(15.098)**	**24.831**
Cíveis						
Contratos com fornecedores	17.714	-	17.714	17.235	-	17.235
Doença ocupacional e acidente do trabalho	22.306	(971)	21.335	22.625	(491)	22.134
Ações diversas	10.205	(19)	10.186	6.698	(20)	6.678
	50.225	**(990)**	**49.235**	**46.558**	**(511)**	**46.047**
Trabalhistas	**19.569**	**(12.136)**	**7.433**	**20.018**	**(17.533)**	**2.485**
	110.758	**(28.615)**	**82.143**	**106.505**	**(33.142)**	**73.363**
Classificação no Balanço						
Circulante			11.486			10.134
Não circulante			70.657			63.229
			82.143			**73.363**

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2008			31.12.2007		
	Provisão bruta	Depósito judicial	Provisão líquida	Provisão bruta	Depósito judicial	Provisão líquida
Tributárias						
Contribuição Social	13.858	(3.579)	10.279	13.508	(3.489)	10.019
INSS	27.106	(11.910)	15.196	26.421	(11.609)	14.812
	40.964	**(15.489)**	**25.475**	**39.929**	**(15.098)**	**24.831**
Cíveis						
Contratos com fornecedores	17.714	-	17.714	17.235	-	17.235
Doença ocupacional e acidente do trabalho	22.306	(971)	21.335	22.625	(491)	22.134
Ações diversas	13.226	(1.142)	12.084	12.834	(1.143)	11.691
	53.246	**(2.113)**	**51.133**	**52.694**	**(1.634)**	**51.060**
Trabalhistas	**19.569**	**(12.136)**	**7.433**	**20.018**	**(17.533)**	**2.485**
	113.779	**(29.738)**	**84.041**	**112.641**	**(34.265)**	**78.376**
Classificação no Balanço						
Circulante			11.608			10.336
Não circulante			72.433			68.040
			84.041			**78.376**

Contingências tributárias

Contribuição Social

Refere-se a auto de infração lavrado pela Secretaria da Receita Federal, em decorrência de a Companhia ter compensado Base de Cálculo Negativa de competências de 1989 e 1990 na apuração da Contribuição Social sobre o Lucro Líquido – CSLL, na Declaração de Rendimentos da Pessoa Jurídica dos exercícios de 1996 e 1997. De acordo com a ementa do referido auto, a compensação de base de cálculo negativa de CSLL só tem amparo legal a partir de 01.01.1992. A Companhia entende não ter base legal os dispostos nas instruções normativas que proibiram a compensação de Bases Negativas de exercícios anteriores, uma vez que não há restrição a tal compensação na Lei. Com referência a autuação relativa ao exercício de 1996, no mérito, em âmbito administrativo, a decisão foi contrária a Companhia, que ingressará com medida judicial para discussão do fundamento da exigência tributária.

Instituto Nacional do Seguro Social -INSS

A Companhia recebeu Notificação Fiscal de Lançamento de Débito – NFLD, pelo não recolhimento de contribuição adicional ao Seguro de Acidente de Trabalho - SAT nas competências de abril de 1999 a março de 2004, em razão de suposta ausência de comprovação de fator de risco relacionado com o ambiente de trabalho. A Companhia defende que não há respaldo na legislação citada na notificação para as mencionadas competências, e que somente pode ser cobrado o adicional de contribuição caso o funcionário tenha direito à aposentadoria especial, o que não é o caso no período em referência. O Conselho de Recursos da Previdência Social, diante dos argumentos de defesa apresentados pela Companhia, decidiu converter o julgamento em diligência para a realização de perícia. O valor provisionado em 31.03.2008 é de R$ 16.564. (R$ 16.146 em 31.12.2007)

A Companhia também possui notificação do INSS em função de pressuposta falta de recolhimento dos encargos previdenciários sobre verbas remuneratórias creditadas a funcionários. O objeto da notificação foi contestado pela Companhia, alegando que as importâncias pagas em decorrência dos acordos coletivos de trabalho tinham natureza indenizatória. A Companhia obteve êxito no julgamento de primeira instância, onde foi declarada nula a NFLD e o INSS foi condenado a restituir os depósitos convertidos em renda. Esta ação judicial encontra-se em grau de recurso no Tribunal Regional Federal devido à apelação cível interposta pelo INSS. A provisão em 31.03.2008 é de R$ 7.598 (R$ 7.406 em 31.12.2007).

Contingências cíveis

Contratos com fornecedores

Refere-se principalmente à ação ordinária de indenização ajuizada pela Companhia de Interconexão Energética - CIEN, a qual requer o reconhecimento do direito ao recebimento de diferença relativa à aplicação de reajuste cambial previsto no contrato de venda de energia, bem como à rescisão do mesmo por suposto descumprimento de cláusula contratual pela Tractebel Energia. Após a apresentação das contestações pela Companhia, o processo se encontra suspenso, a pedido da CIEN, desde 23.04.2007. O valor provisionado em 31.03.2008 é de R$ 13.920 (R$ 13.490 em 31.12.2007).

Doença ocupacional e acidente do trabalho

Correspondem a ações ajuizadas por ex-empregados, cujo objeto versa, principalmente, sobre lesão por esforço repetitivo e eventual dano da capacidade auditiva.

Ações diversas

Decorrem, principalmente, de ações de desapropriação e indenização impetradas por pessoas físicas e jurídicas atingidas pelas áreas alagadas dos reservatórios das usinas.

Contingências trabalhistas

Referem-se a ações trabalhistas em andamento movidas por ex-empregados, sindicato e por trabalhadores de empresas terceirizadas, cujos objetos correspondem, principalmente, aos pedidos de vínculo empregatício e de reintegração. As demais ações trabalhistas estão relacionadas à cobrança de adicional de periculosidade, horas extras, equiparação salarial, horas *in itinere* e FGTS.

b) Movimentação da provisão bruta

	Controladora			
	Tributárias	Cíveis	Trabalhistas	Provisão bruta
Saldo em 31.12.2007	**39.929**	**46.558**	**20.018**	**106.505**
Adições	-	-	1.455	1.455
Incorporação de controlada	-	3.245	-	3.245
Atualizações	1.035	1.456	850	3.341
Pagamentos	-	(60)	(2.665)	(2.725)
Reversões	-	(974)	(89)	(1.063)
Saldo em 31.03.2008	**40.964**	**50.225**	**19.569**	**110.758**

	Consolidado			
	Tributárias	Cíveis	Trabalhistas	Provisão bruta
Saldo em 31.12.2007	**39.929**	**52.694**	**20.018**	**112.641**
Adições	-	-	1.455	1.455
Atualizações	1.035	1.586	850	3.471
Pagamentos	-	(60)	(2.665)	(2.725)
Reversões	-	(974)	(89)	(1.063)
Saldo em 31.03.2008	**40.964**	**53.246**	**19.569**	**113.779**

c) Contingências com risco possível ou remoto

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com processos de naturezas semelhantes, não apresentam risco provável e, portanto, não foram provisionadas, sendo apenas evidenciadas nas demonstrações contábeis. Os valores envolvidos estão abaixo discriminados:

	Controladora					
	31.03.2008					31.12.2007
	Risco possível	Risco remoto	Total bruto	Depósito Judicial	Total líquido	Total líquido
Tributárias	291.066	26.371	317.437	(144.319)	173.118	141.009
Cíveis	26.861	12.233	39.094	(2.539)	36.555	9.289
Trabalhistas	11.119	12.441	23.560	(3.485)	20.075	17.982
	329.046	**51.045**	**380.091**	**(150.343)**	**229.748**	**168.280**

	Consolidado					
	31.03.2008					31.12.2007
	Risco possível	Risco remoto	Total bruto	Depósito Judicial	Total líquido	Total líquido
Tributárias	291.152	26.371	317.523	(144.405)	173.118	156.690
Cíveis	31.152	12.856	44.008	(2.710)	41.298	40.977
Trabalhistas	11.119	12.441	23.560	(3.485)	20.075	17.982
	333.423	51.668	385.091	(150.600)	234.491	215.649

A Companhia possui depósitos judiciais que estão vinculados a provisões de risco possível e remoto que, na sua maioria, são efetuados para garantia da condenação em execução ou efetivação de depósito recursal. Estes valores são atualizados monetariamente e estão apresentados no ativo não circulante.

Contingências tributárias

Os principais objetos relativos às contingências tributárias de risco possível são os seguintes:

PIS e COFINS

A Companhia, em julho de 2005, impetrou Mandado de Segurança contra o Delegado da Receita Federal, em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei nº 10.833/2003. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-Lei nº 1.598/1977, o que implica ser a referida Instrução Normativa ilegal.

Em conseqüência, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, no período de novembro de 2004 a maio de 2005, no valor de R$ 39.371. No período de junho de 2005 a outubro de 2006, depositou os valores que entendia indevidos em conta vinculada ao Juízo onde tramita a ação, no montante de R$ 122.707.

Em virtude de previsão de decisão favorável do Tribunal Regional Federal - TRF da 4ª Região, a Companhia suspendeu os depósitos em dezembro de 2006. Em 11.04.2007, o TRF concluiu o julgamento do referido mandado de segurança, dando-lhe, por unanimidade, integral provimento para reconhecer a ilegitimidade e inconstitucionalidade das Instruções Normativas n.ºs 468 e 658, tanto no que se refere à aplicação da cláusula de correção monetária, quanto no que se refere à aplicação da cláusula de equilíbrio econômico-financeiro dos contratos da Companhia.

Em 06.07.2007, a Companhia recebeu Auto de Infração Fiscal por não ter recolhido ou depositado, nem informado em Declaração de Débitos e Créditos Tributários Federais – DCTF, os valores do PIS e da COFINS relativos aos meses de novembro e dezembro de 2006. O não recolhimento ou depósito dos valores, muito embora questionados judicialmente, não teria amparo jurídico segundo o entendimento da Delegacia da Receita Federal de Florianópolis. Em 07.08.2007, a Companhia impugnou o Auto de Infração alegando que são indevidos os valores sob os mesmos fundamentos jurídicos sustentados no Mandado de Segurança impetrado em julho de 2005. O valor do Auto de Infração Fiscal está incluído nas contingências tributárias, como risco possível.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005. A contingência atualizada, em 31.03.2008, na controladora e no consolidado, é de R$ 229.291 (R$ 106.584, líquida dos depósitos judiciais acima mencionados).

Imposto de Renda e Contribuição Social sobre o Lucro Líquido

As principais autuações avaliadas como possível, são as seguintes:

- Autos de Infração lavrados pela Delegacia da Receita Federal, em decorrência de a Companhia ter efetuado compensações de débitos de imposto de renda e contribuição social, em denúncia espontânea, através do Pedido de Ressarcimento ou Restituição via Declaração de Compensação - PER/DCOMP, sem a incidência de multas. Desta forma, a Receita Federal homologou parcialmente os pedidos de compensação e a Companhia apresentou manifestações de inconformidade, as quais se encontram pendentes de julgamento. A Companhia defende que não se pode cogitar que a administração tributária possa impetrar multa contra a Companhia que possuía créditos fiscais a compensar e que declarou os seus débitos através de denúncia espontânea. O montante atualizado da autuação, em 31.03.2008, na controladora e no consolidado, é de R$ 36.335;
- Auto de Infração emitida pela Delegacia da Receita Federal, em função de a Companhia ter utilizado bases negativas de contribuição social de competências de 1997 e 1998, provenientes de incorporação da Centrais Geradoras do Sul do Brasil S.A. - GERASUL pela Eletrobrás Geração S.A. – ELETROGER (atualmente Tractebel Energia S.A.), em data posterior à modificação da Lei, em junho de 2001, que inibiu a utilização de bases negativas decorrentes de incorporação de empresas para fins de compensação da CSLL. A Companhia argumenta que a incorporação se deu antes da vigência da vedação ao aproveitamento dessas bases e que está garantido o direito de utilizá-las, pois essas bases de cálculo negativas foram integradas ao seu patrimônio no ato da incorporação. Em 31.03.2008, o valor atualizado da autuação é de R$ 17.644.

INSS

As principais notificações classificadas como possíveis, são as que seguem:

- Auto de infração referente a notificações de cobrança de contribuição previdenciária sobre parcelas indenizatórias. A Companhia foi absolvida parcialmente na esfera administrativa e, ingressou com medida judicial, tendo obtido êxito em primeiro grau. Atualmente, aguarda julgamento de apelação do INSS. O valor atualizado da autuação, em 31.03.2008, é de R$ 2.858.

04.01 - NOTAS EXPLICATIVAS

- Notificações fiscais relativas à aplicação de suposta solidariedade e transferência de responsabilidade, da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL para a Tractebel Energia, referentes à incidência de encargos previdenciários sobre serviços de mão de obra prestados por empresas terceirizadas, até a data de cisão da ELETROSUL, e conseqüente constituição da Centrais Geradoras do Sul do Brasil S.A. – GERASUL (atualmente Tractebel Energia). Em 31.03.2008, o valor atualizado da notificação é de R$ 3.715.

Contingências cíveis

As ações cíveis, de risco possível, correspondem, basicamente, a ações de desapropriações e indenizações impetradas por pessoas físicas e jurídicas que alegam terem sido afetadas pelas áreas alagadas dos reservatórios das usinas da Companhia.

Contingências trabalhistas

As contingências trabalhistas, de risco possível, referem-se, principalmente, a ações movidas por ex-empregados requerendo o vinculo empregatício, a reintegração e a complementação de aposentadoria.

18 – CONCESSÕES A PAGAR

Em virtude da incorporação de sua controlada, Companhia Energética Meridional – CEM, a Companhia assumiu a obrigação de pagar à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M. Os valores históricos e atualizados, em 31.03.2008, são os seguintes:

	Valor Histórico		Valor Atualizado	
Ano	Anual	Total	Anual	Total
De 01.04.2008 a 30.07.2023	680	10.427	1.684	25.828
De 01.08.2023 a 30.07.2033	61.280	612.800	147.717	1.517.954
		623.227		1.543.782

Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, o valor da concessão foi registrado no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a Companhia procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência para a licitação da referida concessão. Até a entrada em operação comercial da Usina Hidrelétrica Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

a) Mutação

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2007	**-**	**-**	**-**	**1.639**	**234.188**	**235.827**
Incorporação de controlada	**1.670**	**244.614**	**246.284**	-	-	-
Transferências	148	(148)	-	450	(450)	-
Encargos gerados	-	1.770	1.770	-	5.390	5.390
Variações monetárias	-	1.217	1.217	-	8.325	8.325
Amortizações	(134)	-	(134)	(405)	-	(405)
Saldo em 31.03.2008	**1.684**	**247.453**	**249.137**	**1.684**	**247.453**	**249.137**

O montante relativo ao passivo circulante está apresentado no balanço no grupo denominado "Outros".

b) Vencimentos da concessão a pagar apresentada no passivo não circulante

Abril a dezembro 2009	1.263
2010	1.684
2011	1.684
2012	1.684
2013	1.684
De 2014 até 2033	239.454
	247.453

19 - BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia, na condição de sua Instituidora, e por outras Companhias pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos Benefício Definido e Contribuição Definida. O Plano de Benefício Definido encontra-se fechado para novas inscrições de empregados.

a.1) Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria, pensão e os auxílios.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social - ELOS, patrocinado pela Companhia e pela ELETROSUL, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da citada rescisão, face liminares obtidas por entidades sindicais e pela Associação dos Aposentados da ELETROSUL, os participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, permaneceram no Plano de Benefícios administrado pela ELOS, sob a responsabilidade da Companhia, que paga 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da ELETROSUL). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia, no 1° trimestre de 2008, foi de R$ 338 (R$ 352 no 1° trimestre de 2007).

04.01 - NOTAS EXPLICATIVAS

A Companhia, no dia 15.05.2007, celebrou acordos com a ELOS, ELETROSUL, PREVIG e Associação de Aposentados da ELETROSUL visando o restabelecimento da adesão com a ELOS, permitindo aos participantes optarem em permanecer naquela Fundação ou transferir-se para a PREVIG. Em ambas as opções tendo a Companhia como patrocinadora do Plano. Em janeiro de 2008 ocorreu a efetivação da transferência de 29 participantes que optaram pela migração para a PREVIG.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, vinculadas a esse Plano de Benefícios, as quais são limitadas em 15% do total das respectivas receitas previdenciais. No 1° trimestre de 2008, foi de R$ 449 (R$ 186 no 1° trimestre de 2007).

Parte do passivo atuarial reconhecido no balanço patrimonial está coberto por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo firmados pela Companhia com as Fundações. A composição do passivo nas demonstrações contábeis é a seguinte:

	Controladora e Consolidado			
	31.03.2008			31.12.2007
	Circulante	Não circulante	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas	16.286	120.762	137.048	137.898
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	2.149	2.442	4.591	4.764
Passivo atuarial não contratado	2.212	188.727	190.939	186.121
Passivo atuarial total	20.647	311.931	332.578	328.783

As dívidas contratadas são atualizadas pelo Índice Nacional de Preço ao Consumidor - INPC do IBGE e sobre as mesmas incidem juros de 6% a.a. Os valores apresentados no não circulante são os seguintes:

	ELOS	PREVIG	Total
2009 (abr à dez)	11.067	1.384	12.451
2010	15.872	1.978	17.850
2011	14.717	1.955	16.672
2012	11.973	2.000	13.973
2013	12.710	2.119	14.829
2014 em diante	28.897	16.090	44.987
	95.236	25.526	120.762

04.01 - NOTAS EXPLICATIVAS

A movimentação do passivo atuarial está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2007	**327.764**	**1.019**	**328.783**
Despesas do 1° trimestre de 2008	11.280	58	11.338
Contribuições	(7.465)	-	(7.465)
Benefícios pagos	-	(78)	(78)
Passivo em 31.03.2008	**331.579**	**999**	**332.578**

Os valores a serem reconhecidos no resultado, de abril a dezembro de 2008, relativamente ao plano de Benefícios Definidos e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	365	41	406
Custo dos juros	92.749	104	92.853
Rendimento esperado dos ativos do plano	(60.348)	-	(60.348)
Amortização de perdas atuariais	1.215	31	1.246
Contribuição dos empregados	(141)	-	(141)
	33.840	**176**	**34.016**

a.2) Plano de Contribuição Definida

Além do plano de Benefício Definido, a PREVIG passou a administrar o plano tipo Contribuição Definida, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de Contribuição Definida, do qual fazem parte 94% dos empregados da Companhia (889 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia, no 1° trimestre de 2008, foi de R$ 711 (R$ 627 no 1° trimestre de 2007).

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial cujo valor, no 1° trimestre de 2008, correspondeu a R$ 1.084 (R$ 1.072 no 1° trimestre de 2007), depositada na conta da PREVIG ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

Em 2008, as despesas administrativas passaram a ser rateadas entre a patrocinadora e os participantes levando-se em consideração a formação da reserva financeira dos participantes. A parcela correspondente ao saldo da reserva na data da migração dos participantes do Plano de Benefícios Definidos para o Plano de Contribuição Definida está sendo integralmente assumida pela patrocinadora. A parcela relativa à reserva constituída a partir daquela data será custeada 50% pela patrocinadora e 50% pelo participante. A contribuição da Companhia no 1° trimestre de 2008 foi de R$ 458, e a no 1° trimestre de 2007 foi de R$ 255. Em 2007, a patrocinadora foi responsável por 75% e os participantes por 25% das despesas administrativas.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

20 - PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

21 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 31 de março de 2008, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 31 de março de 2008, é de R$ 4,92 (R$ 4,32 por ação em 31.12.2007).

O quadro societário da Companhia está assim constituído:

	% do Capital	
Acionistas	31.03.2008	31.12.2007
Suez Energy South America Participações Ltda.	68,71	68,71
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,59
	100,00	100,00

22 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	31.03.2008					31.03.2007
	Custos		Despesas			
	Produção de energia	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	22.098	2.283	1.575	9.906	35.862	31.462
Administradores	-	-	-	2.309	2.309	2.531
Material	6.384	40	15	383	6.822	4.471
Serviço de terceiro	10.405	654	264	7.666	18.989	15.579
Combustível p/produção energia	56.773	-	-	-	56.773	7.659
Compensação financeira pela utilização de recursos hídricos	17.590	-	-	-	17.590	7.571
Encargos de uso da rede elétrica e conexão	-	-	44.200	-	44.200	41.724
Depreciação e amortização	46.854	-	-	766	47.620	42.872
Seguros	1.711	140	-	40	1.891	1.572
Taxa de fiscalização	-	-	-	1842	1.842	1.694
Contribuições e doações	49	6	-	2.019	2.074	1.186
Outros	860	54	672	6.466	8.052	5.225
	162.724	3.177	46.726	31.397	244.024	163.546

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2008					31.03.2007
	Custos		Despesas			
	Produção de energia	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	22.179	2.283	1.575	10.048	36.085	31.637
Administradores	-	-	-	2.681	2.681	2.912
Material	6.760	40	15	419	7.234	4.911
Serviço de terceiro	11.856	654	327	9.099	21.936	18.380
Combustível p/produção energia	59.821	-	-	-	59.821	9.520
Compensação financeira pela utilização de recursos hídricos	20.416	-	-	-	20.416	10.810
Encargos de uso da rede elétrica e conexão	-	-	51.919	-	51.919	48.923
Depreciação e amortização	55.621	-	-	2.599	58.220	55.909
Seguros	1.909	140	-	40	2.089	1.833
Taxa de fiscalização	-	-	-	2.133	2.133	2.024
Contribuições e doações	80	6	-	2.063	2.149	1.377
Outros	929	54	2.617	6.572	10.172	5.695
	179.571	3.177	56.453	35.654	274.855	193.931

23 – RESULTADO FINANCEIRO

	Controladora		Consolidado	
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Receitas financeiras				
Renda de aplicações financeiras	17.543	9.950	20.726	13.284
Juros sobre valores a receber	3.343	3.688	3.343	3.729
Variação monetária de depósitos judiciais	3.848	3.720	4.277	4.289
Variação monetária de contas a receber	1.508	652	1.508	652
Outras	340	1.313	610	1.404
	26.582	19.323	30.464	23.358
Despesas financeiras				
Encargos de dívidas	21.880	19.906	30.083	31.071
Encargos sobre garantias de dívida - STN	(8.033)	(6.864)	(8.033)	(6.864)
Encargos sobre concessão ANEEL	1.770	-	5.390	4.802
Encargos sobre passivo atuarial	10.835	11.052	10.835	11.052
Encargos sobre provisões operacionais, líquidos	1.131	1.298	1.169	1.309
Variação monetária sobre financiamentos e debêntures	12.985	1.612	14.218	2.261
Variação monetária sobre concessão ANEEL	1.217	-	8.325	2.327
Variação monetária outras	4.604	886	4.667	901
Variação cambial sobre empréstimos e financiamentos	3.886	(14.371)	3.886	(14.371)
Perdas com operações de *swaps* cambiais	-	9.302	-	9.302
CPMF	324	2.884	518	3.895
Outras	1.883	1.698	2.280	4.159
	52.482	27.403	73.338	49.844
Despesas financeiras, líquidas	25.900	8.080	42.874	26.486

24 – RECUPERAÇÃO DE PIS/COFINS

A Companhia reconheceu no primeiro trimestre de 2008, na rubrica "Outras Receitas Operacionais", receita não recorrente de R$ 76.431, relativa à recuperação de PIS/COFINS. Este montante refere-se, substancialmente, aos referidos impostos pagos sobre os valores relativos à recuperação do consumo dos combustíveis fosseis adquiridos com recursos da Conta de Consumo de Combustíveis (CCC) e da Conta de Desenvolvimento Energético (CDE) que, de acordo com a orientação contida em Despacho da ANEEL, passaram a ser contabilizados em conta retificadora de custo da produção de energia elétrica, a partir de novembro de 2005.

25 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia e suas controladas, têm como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. A Companhia não tem pactuado contratos de derivativos para fazer *hedge* contra esses riscos, porém os mesmos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

Nas transações de venda para clientes industriais, os chamados Consumidores Livres, para minimizar o risco de crédito diante desses parceiros comerciais, a Companhia, através de sua área de crédito, procede a uma análise de crédito prévia e estabelece, em conjunto com o Comitê de Crédito, o limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 4, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos, financiamentos e debêntures foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	31.03.2008		31.12.2007	
	Contábil	Mercado	Contábil	Mercado
Empréstimos/financiamentos e encargos em moeda estrangeira	298.513	399.164	299.197	322.316
Empréstimos/financiamentos e encargos em moeda nacional	176.918	202.642	117.360	116.564
Debêntures	694.930	569.654	592.440	483.202
	1.170.361	1.171.460	1.008.997	922.082

	Consolidado			
	31.03.2008		31.12.2007	
	Contábil	Mercado	Contábil	Mercado
Empréstimos/financiamentos e encargos em moeda estrangeira	298.513	399.164	299.197	322.316
Empréstimos/financiamentos e encargos em moeda nacional	772.961	629.162	792.558	721.916
Debêntures	750.192	592.860	721.479	601.958
	1.821.666	1.621.186	1.813.234	1.646.190

26 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	31.03.2008						31.12.2007
	SESA[a]	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Ativo							
Contas a receber	-	1.706	618	45.564	127	**48.015**	**56.051**
Dividendos a receber de controladas	-	3.429	4.929	-	-	**8.358**	**91.006**
Passivo							
Fornecedores	-	10.606	-	1.501	-	**12.107**	**49.712**
Dividendos e juros s/ o capital próprio	365.602	-	-	-	-	**365.602**	**365.602**

	31.03.2008								31.03.2007
	SUEZ[d]	DELTA e EAS[e]	CEM	ITASA	LAGES	TBLC[b]	CESS[c]	Total	Total
Resultado									
Receita operacional									
Suprimento de energia elétrica	-	-	-	-	1.060	106.816	-	**107.876**	**56.601**
Outras receitas [*]			425	2.559	414	7	100	3.505	3.454
Custo de Produção de Energia Elétrica									
Energia elétrica comprada para revenda	-	-	46.652	29.146	-	-	-	75.798	96.304
Combustível para produção de energia elétrica	-	-	-	-	9	-	-	9	6
Despesas Gerais e Administrativas	33	-	-	-	-	-	-	33	-
Resultado de Participações Societárias	-	(256)	10.379	3.952	1.124	15.511	-	30.710	50.574

[a] Suez Energy South America Participações Ltda

[b] Tractebel Energia Comercializadora

[c] Companhia Energética São Salvador

[d] Suez-Tractebel S.A.

[e] Energia América do Sul Ltda.

[*] Serviços de administração, operação e manutenção.

27 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida, BNDES e outros agentes financiadores, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2008 é de R$ 204.847 (R$ 209.041 em 31.12.2007).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre a Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2008 totaliza R$ 30.188 (R$ 31.877 em 31.12.2007).

Companhia Energética São Salvador – CESS

A Companhia é interveniente nos contratos firmados entre a investida e o BNDES e outros agentes financiadores, vinculados à construção da UHE São Salvador. A interveniente deu, em caução, a totalidade das ações de emissão da CESS, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2008 é de R$ 416.270 (R$ 407.210 em 31.12.2007).

28 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.570.974, equivalentes a R$ 6.245.991 em 31.03.2008, e de lucro cessante de curto prazo com valor declarado de US$ 42.458, equivalentes a R$ 74.263 em 31.03.2008 e de lucro cessante de longo prazo com valor declarado de US$ 318.399 equivalentes a R$ 556.912 em 31.03.2008. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 250.000, equivalentes a R$ 437.275 em 31.03.2008, por evento.

A UHE Cana Brava que, após o processo de incorporação, passou a integrar diretamente o patrimônio da Companhia, possuí Apólice de Riscos Operacionais com valor declarado para danos materiais de US$ 278.569, equivalentes a R$ 487.245 em 31.03.2008.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 87.455 em 31.03.2008. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 43.728 em 31.03.2008, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 87.455 em 31.03.2008.

A Companhia Energética São Salvador – CESS, possui apólice de seguros de riscos de engenharia com cobertura de manutenção ampla de 12 meses, com limite máximo de indenização de R$ 701.880 mil. A CESS possui ainda, duas apólices de responsabilidade civil a 1° e 2° riscos com coberturas de R$ 22.200 mil cada.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de conselheiros, diretores e administradores, extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

29 – CONTRATOS DE LONGO PRAZO

A Companhia e suas controladas possuem compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia mantém Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e com parcela significativa contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu Portaria, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005, foi publicada Resolução Normativa ANEEL estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico - ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos, o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato de 300 MW foi reduzido para, aproximadamente, 72 MW.

Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia, a título de multas e ressarcimentos o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física, a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

Em 20.06.2006, a ANEEL, através de Resolução Normativa, reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN em decorrência da impossibilidade de fornecimento de energia elétrica por parte desta empresa. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia.

Até a data do fechamento do balanço em referência, a situação permanece inalterada.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona - UTWA, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras, vendedora do gás para a MSGás e anuente no contrato.

Ante a ameaça da Petrobras de cortar o suprimento de gás para a Usina, a Companhia ajuizou medida cautelar contra a MSGás e a Petrobras, com pedido de antecipação de tutela, que foi deferida para obrigar a manutenção do fornecimento do gás, nos termos do contrato.

A Companhia também ajuizou ação ordinária visando a renovação do contrato por mais um período, cujo processo está tramitando no Poder Judiciário da Comarca do Mato Grosso do Sul.

Em recente recurso ajuizado perante o Superior Tribunal de Justiça, a Petrobras obteve efeito suspensivo que lhe autorizou, a partir de novembro de 2007, a suspensão do fornecimento de gás para a Usina.

Em conseqüência, a Companhia tem comprado energia na Câmara de Comercialização de Energia Elétrica – CCEE para suprir o lastro de energia vendida de UTWA. Quando conveniente e necessário, a usina tem operado com óleo diesel como combustível, uma vez que a mesma possui essa flexibilidade.

30 - EVENTOS SUBSEQÜENTES

a) Emissão pública de notas promissórias

Na Reunião do Conselho de Administração realizada em 22.04.2008, foi aprovada a 3ª emissão de notas promissórias comercias da Companhia, no valor de até R$ 400.000, que terão as seguintes principais características e condições:

Número de Séries:	Série Única
Quantidade de Notas Promissórias:	40 Notas Promissórias
Valor Nominal Unitário:	R$ 10.000.000,00
Data de Emissão:	Data em que ocorrer a primeira subscrição e integralização
Forma:	Serão emitidas fisicamente e ficarão depositadas em instituição habilitada à prestação de serviços de custódia
Prazo e Vencimento:	360 dias contados da data de emissão, e será considerado o 360º dia como a data de vencimento
Local de Negociação e de Pagamento:	Mercado de balcão organizado, junto ao Sistema de Nota Promissória operacionalizado pela Câmara de Custódia e Liquidação – CETIP.
Remuneração:	Remuneração equivalente à acumulação de 103,50% das taxas médias diárias dos Depósitos Interfinanceiros de um dia, *over* extra grupo, denominada "Taxa DI *Over* Extra Grupo", expressa na forma percentual ao ano, base 252 dias úteis calculada e divulgada diariamente pela CETIP.
Atualização Monetária:	O valor unitário nominal das Notas Promissórias não será atualizado.
Repactuação Programada:	Não haverá.
Garantia:	Não farão jus a nenhum tipo de garantia.

b) Concretização da aquisição de Ponte de Pedra Energética S.A.

A Companhia, através de fato relevante de 29.04.2008, comunicou a conclusão da operação de aquisição da totalidade do capital social da empresa Ponte de Pedra Energética S.A., por sua controlada integral Energia América do Sul Ltda, através do pagamento de R$ 613.229, nos termos do contrato de compra e venda de ações de 13 de dezembro de 2007. O patrimônio líquido da empresa em 31.03.2008 era de R$ 283.034. O fundamento econômico do ágio pago é a expectativa de lucro futuro.

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa

	Controladora		Consolidado	
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Atividades operacionais				
Lucro líquido do trimestre	391.512	242.102	391.512	242.102
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	47.620	42.872	58.220	55.909
Resultado de equivalência patrimonial	(32.025)	(52.261)	-	-
Amortização de ágio	1.315	1.687	1.315	1.687
Variação monetária e cambial, líquida	13.656	(7.192)	21.684	(4.313)
Juros líquidos	4.488	4.123	6.298	8.000
Recuperação de PIS/COFINS	(76.431)	-	(76.431)	-
Constituição de provisão operacional, líquida	1.192	220	1.192	264
Imposto de renda e contribuição social diferidos	(10.117)	(8.372)	(10.363)	(7.497)
Resultado na baixa de bens do imobilizado	1.064	702	1.064	702
Outros	122	52	122	52
	342.396	223.933	394.613	296.906
Redução (aumento) nos ativos				
Consumidores e concessionárias	(52.048)	11.289	(120.740)	9.395
Recursos vinculados a pagamento de obrigações	-	17.011	-	17.011
Alienações, serviços e gastos reembolsáveis	679	1.793	144	1.764
Tributos e contribuições sociais a recuperar	(459)	(7.512)	(443)	(13.499)
Cauções e depósitos vinculados/judiciais	23.835	16.989	50.898	17.245
Almoxarifado	7.328	577	7.272	648
Despesas antecipadas	1.801	1.144	1.989	1.350
Outros	3.605	2.865	3.317	3.085
	(15.259)	44.156	(57.563)	36.999
Aumento (redução) nos passivos				
Fornecedores	(58.867)	(53.161)	(50.876)	(69.023)
Empréstimos, financiamentos e debêntures	17.082	12.125	28.686	15.714
Tributos e contribuições sociais	(9.901)	73.009	(52.614)	99.404
Obrigações estimadas	6.135	3.150	6.230	3.153
Benefícios pós-emprego	(7.374)	(7.702)	(7.374)	(7.702)
Pesquisa e desenvolvimento	3.960	1.154	4.757	2.112
Devolução do adicional tarifário	-	(3.180)	-	(3.180)
Outros	(1.880)	(3.179)	10.188	(3.506)
	(50.845)	22.216	(61.003)	36.972
Recursos provenientes das atividades operacionais	276.292	290.305	276.047	370.877

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de investimento				
Aumento em investimentos	-	(28.793)	-	(28.793)
Dividendos recebidos de controladas	57.544	-	-	-
Adiantamento para futuro aumento de capital	(460)	(10)	-	-
Aplicação no intangível	(793)	(895)	(16.934)	(895)
Aplicação no imobilizado e diferido	(8.230)	(4.148)	(45.259)	(4.931)
Recursos provenientes (utilizados nas) das atividades de investimento	**48.061**	**(33.846)**	**(62.193)**	**(34.619)**
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(19.454)	(32.257)	(30.415)	(44.421)
Liquidações de operações de *swap*	-	(313)	-	(313)
Disponibilidades recebidas na incorporação de controlada	28.344	-	-	-
Recursos provenientes (utilizados nas) das atividades de financiamento	**8.890**	**(32.570)**	**(30.415)**	**(44.734)**
Total dos efeitos no caixa e equivalentes	**333.243**	**223.889**	**183.439**	**291.524**
Caixa e equivalentes				
Saldo inicial	571.755	193.806	794.091	256.840
Saldo final	904.998	417.695	977.530	548.364
	333.243	223.889	183.439	291.524
Pagamentos efetuados no período				
Juros de empréstimos, financiamentos e debêntures	4.676	7.729	10.244	15.080
Imposto de renda e contribuição social	180.582	34.445	235.901	57.034
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	48	-	1.593	-

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Luiz Leonardo Cantidiano Varnieri Ribeiro
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente do Departamento de Contabilidade
Contador – CRC RJ 072259-O5/ T

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2008	4 - 31/12/2007
1	Ativo Total	6.897.001	6.598.090
1.01	*Ativo Circulante*	1.528.830	1.264.351
1.01.01	Disponibilidades	977.530	794.091
1.01.01.01	Numerário Disponível	1.378	25.170
1.01.01.02	Aplicações Financeiras	976.152	768.921
1.01.02	Créditos	485.028	398.091
1.01.02.01	Clientes	459.239	349.906
1.01.02.01.01	Consumidores,Concess. e Permissionárias	459.239	349.906
1.01.02.02	Créditos Diversos	25.789	48.185
1.01.02.02.01	Tributos e Contrib.Sociais a Compensar	10.730	11.169
1.01.02.02.02	Cauções e Depósitos Vinculados	1.071	19.785
1.01.02.02.03	Outros	13.988	17.231
1.01.03	Estoques	42.821	50.068
1.01.04	Outros	23.451	22.101
1.01.04.01	Despesas Pagas Antecipadamente	2.083	4.067
1.01.04.02	Ativo Fiscal Diferido	15.071	12.160
1.01.04.03	Outros	6.297	5.874
1.02	*Ativo Não Circulante*	5.368.171	5.333.739
1.02.01	Ativo Realizável a Longo Prazo	482.613	499.546
1.02.01.01	Créditos Diversos	118.578	142.757
1.02.01.01.01	Concessionárias e Permissionárias	1.966	4.548
1.02.01.01.02	Alienação de Bens e Direitos	84.793	81.315
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	25.094	24.183
1.02.01.01.04	Cauções e Depósitos Vinculados	6.500	32.330
1.02.01.01.05	Outros	225	381
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	364.035	356.789
1.02.01.03.01	Depósitos Judiciais	150.600	150.679
1.02.01.03.02	Ativo Fiscal Diferido	211.466	204.015
1.02.01.03.03	Outros	1.969	2.095
1.02.02	*Ativo Permanente*	4.885.558	4.834.193
1.02.02.01	Investimentos	90.546	113.407
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	0	0
1.02.02.01.04	Participações em Controladas - Ágio	59.734	82.595
1.02.02.01.05	Outros Investimentos	30.812	30.812
1.02.02.02	Imobilizado	4.602.952	4.612.826
1.02.02.03	Intangível	139.918	75.492
1.02.02.04	Diferido	52.142	32.468

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2008	4 - 31/12/2007
2	Passivo Total	6.897.001	6.598.090
2.01	Passivo Circulante	1.364.686	1.479.796
2.01.01	Empréstimos e Financiamentos	115.243	121.024
2.01.02	Debêntures	72.250	56.560
2.01.03	Fornecedores	271.456	273.911
2.01.04	Impostos, Taxas e Contribuições	210.308	341.396
2.01.05	Dividendos a Pagar	532.997	532.997
2.01.05.01	Dividendos e Juros s/ Capital Próprio	532.997	532.997
2.01.06	Provisões	50.098	43.409
2.01.06.01	Obrigações Estimadas	38.490	33.073
2.01.06.02	*Contingências*	11.608	10.336
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	112.334	110.499
2.01.08.01	Benefícios Pós-Emprego	20.647	18.450
2.01.08.02	Obrigações com o Programa de P&D	51.331	46.574
2.01.08.03	Outros	40.356	45.475
2.02	Passivo Não Circulante	2.323.950	2.301.441
2.02.01	Passivo Exigível a Longo Prazo	2.323.950	2.301.441
2.02.01.01	Empréstimos e Financiamentos	956.231	970.731
2.02.01.02	Debêntures	677.942	664.919
2.02.01.03	Provisões	76.042	70.834
2.02.01.03.01	Obrigações Estimadas	3.609	2.794
2.02.01.03.02	Contingências	72.433	68.040
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	613.735	594.957
2.02.01.06.01	Tributos e Contribuições Sociais	16.087	12.203
2.02.01.06.02	Concessões a Pagar	247.453	234.188
2.02.01.06.03	Benefícios Pós-Emprego	311.931	310.333
2.02.01.06.04	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.05	Outros	1.729	1.698
2.02.02	Resultados de Exercícios Futuros	0	0
2.03	Part. de Acionistas Não Controladores	0	0
2.04	Patrimônio Líquido	3.208.365	2.816.853
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	279.392	279.392
2.04.04.01	Legal	249.496	249.496
2.04.04.02	Estatutária	0	0
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.896	29.896

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2008	4 -31/12/2007
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	391.512	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2008 a 31/03/2008	4 - 01/01/2008 a 31/03/2008	5 - 01/01/2007 a 31/03/2007	6 - 01/01/2007 a 31/03/2007
3.01	Receita Bruta de Vendas e/ou Serviços	1.059.138	1.059.138	761.314	761.314
3.01.01	Suprimento de Energia Elétrica	790.513	790.513	544.064	544.064
3.01.02	Fornecimento de Energia Elétrica	266.002	266.002	215.254	215.254
3.01.03	Outras Receitas	2.623	2.623	1.996	1.996
3.02	Deduções da Receita Bruta	(107.497)	(107.497)	(85.766)	(85.766)
3.02.01	PIS e COFINS	(76.017)	(76.017)	(45.982)	(45.982)
3.02.02	ICMS	(23.404)	(23.404)	(32.783)	(32.783)
3.02.03	ISS	(96)	(96)	(89)	(89)
3.02.04	Pesquisa e Desenvolvimento	(7.980)	(7.980)	(6.912)	(6.912)
3.03	Receita Líquida de Vendas e/ou Serviços	951.641	951.641	675.548	675.548
3.04	Custo de Bens e/ou Serviços Vendidos	(304.458)	(304.458)	(200.342)	(200.342)
3.04.01	Energia Elétrica Comprada para Revenda	(106.531)	(106.531)	(39.930)	(39.930)
3.04.02	Transações no Âmbito da CCEE	(15.179)	(15.179)	(47.216)	(47.216)
3.04.03	Custo de Produção de Energia Elétrica	(179.571)	(179.571)	(111.193)	(111.193)
3.04.04	Custo dos Serviços Prestados	(3.177)	(3.177)	(2.003)	(2.003)
3.05	Resultado Bruto	647.183	647.183	475.206	475.206
3.06	Despesas/Receitas Operacionais	(58.381)	(58.381)	(108.215)	(108.215)
3.06.01	Com Vendas	(56.453)	(56.453)	(50.501)	(50.501)
3.06.02	Gerais e Administrativas	(35.654)	(35.654)	(30.234)	(30.234)
3.06.03	Financeiras	(42.874)	(42.874)	(26.486)	(26.486)
3.06.03.01	Receitas Financeiras	30.464	30.464	23.358	23.358
3.06.03.02	Despesas Financeiras	(73.338)	(73.338)	(49.844)	(49.844)
3.06.04	Outras Receitas Operacionais	77.915	77.915	693	693
3.06.04.01	Recuperação de PIS/COFINS	76.431	76.431	0	0
3.06.04.02	Reversão de Prov.Operac., líquida	1.484	1.484	693	693

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2008 a 31/03/2008	4 - 01/01/2008 a 31/03/2008	5 - 01/01/2007 a 31/03/2007	6 - 01/01/2007 a 31/03/2007
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.315)	(1.315)	(1.687)	(1.687)
3.06.06.01	Amortização de Ágio na Partic. Empresas	(1.315)	(1.315)	(1.687)	(1.687)
3.07	Resultado Operacional	588.802	588.802	366.991	366.991
3.08	Resultado Não Operacional	(1.064)	(1.064)	(702)	(702)
3.08.01	Receitas	511	511	347	347
3.08.02	Despesas	(1.575)	(1.575)	(1.049)	(1.049)
3.09	Resultado Antes Tributação/Participações	587.738	587.738	366.289	366.289
3.10	Provisão para IR e Contribuição Social	(206.589)	(206.589)	(131.684)	(131.684)
3.10.01	Imposto de Renda	(149.994)	(149.994)	(96.568)	(96.568)
3.10.02	Contribuição Social	(56.595)	(56.595)	(35.116)	(35.116)
3.11	IR Diferido	10.363	10.363	7.497	7.497
3.11.01	Imposto de Renda	7.620	7.620	6.166	6.166
3.11.02	Contribuição Social	2.743	2.743	1.331	1.331
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Part. de Acionistas Não Controladores	0	0	0	0
3.15	Lucro/Prejuízo do Período	391.512	391.512	242.102	242.102
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,59980	0,59980	0,37090	0,37090
	PREJUÍZO POR AÇÃO (Reais)				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

Consolidado

A receita operacional bruta no 1T08 foi de R$ 1.059.138, 39,1% superior ante o 1T07, que foi de R$ 761.314, refletindo, principalmente, o aumento do preço médio de venda da energia em 15,5% e o incremento de R$ 201.068 na receita de energia comercializada no âmbito da Câmara de Comercialização de Energia Elétrica (CCEE), nos meses de janeiro e fevereiro.

Cabe destacar que a receita auferida na CCEE no trimestre em questão decorreu, basicamente, dos seguintes fatores: (i) maior disponibilidade de energia vendida na CCEE, em função do processo de alocação mensal da energia assegurada anual das usinas hidrelétricas e do elevado Preço de Liquidação das Diferenças (PLD), que resultou em receita de R$ 126.831; (ii) geração nas usinas termelétricas William Arjona (UTWA) e Alegrete (UTAL) conforme determinação do Comitê de Monitoramento do Setor Elétrico (CMSE), para a segurança energética do sistema elétrico brasileiro, proporcionando uma receita de R$ 62.588; e (iii) geração hidrelétrica acima da energia assegurada do sistema, que resultou em receita de energia secundária de R$ 11.649.


Preço de Liquidação de Diferenças - PLD -
R$/MWh
502,45
200,65
127,41
26,28
17,59
17,59
jan/08
fev/08
mar/08
1T07
1T08

A receita de suprimento de energia, excluindo-se a receita decorrente de transações na CCEE, atingiu R$ 586.392, 8,4% superior à registrada no 1T07, e a receita de fornecimento de energia (atendimento a consumidores livres) foi R$ 266.002, representando um crescimento de 23,6% em relação ao mesmo período de 2007, o que reflete os contínuos esforços da Companhia em ampliar o portfólio de consumidores livres. A despeito desse aumento, verificou-se uma pequena redução na participação desse segmento no total da receita bruta operacional.

As vendas consolidadas no 1T08 totalizaram 7.669 GWh (3.511 MW médios), redução de 3,4% em relação aos 7.848 GWh (3.633 MW médios) vendidos em igual período do ano anterior. Essa queda foi ocasionada, principalmente, pelo menor volume destinado às distribuidoras.

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Volume de Vendas - MW médios
3.633
3.701
3.511
1T07
4T07
1T08

Controladora

A receita operacional bruta na controladora no 1T08 alcançou R$ 902.452, 38,3% acima do registrado no 1T07, que foi de R$ 652.513. Excluindo-se a receita na CCEE, de R$ 200.240, o incremento foi de 7,6%. Os referidos aumentos são explicados pelos mesmos comentários anteriormente apresentados.

Deduções da Receita Operacional

No 1T08, as referidas deduções cresceram 25,3% em relação ao mesmo trimestre do ano anterior, elevando-se de R$ 85.766 para R$ 107.497. Esse incremento foi inferior à variação da receita bruta em função, principalmente, de não haver incidência de ICMS sobre as vendas na CCEE.

Receita Líquida de Vendas e Serviços

No 1T08, a receita líquida registrou um avanço de 40,9% em comparação com a do mesmo trimestre de 2007, evoluindo de R$ 675.548 para R$ 951.641. O crescimento decorreu dos motivos anteriormente comentados, quais sejam o aumento no preço médio de energia vendida e os efeitos das transações na CCEE.

O preço médio da energia vendida, líquido das deduções sobre a receita bruta, atingiu R$ 98,86/MWh no 1T08, 15,5% superior ao preço relativo ao 1T07, que foi de R$ 85,60/MWh. O aumento se deveu, principalmente, ao considerável incremento no preço médio praticado com as comercializadoras, que, em contratos de curto prazo, guarda forte relação com o PLD.


Receita Operacional Líquida - R$ milhões
676
782
952
1T07
4T07
1T08
Preço Líquido Médio - R$/MWh
85,6
91,5
98,9
1T07
4T07
1T08

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Controladora

A receita líquida neste trimestre foi de R$ 817.513, 36,9% superior ao do 1T07, que foi de R$ 596.986, crescimento consistente com a da receita operacional bruta.

Custos de Energia Elétrica e Serviços

Os custos alcançaram R$ 304.458 no 1T08 (R$ 254.638 na controladora), valor superior em 52,0% sobre aquele do 1T07 (8,2% na controladora), que foi de R$ 200.342 (R$ 235.256 na controladora). Estas variações decorreram, principalmente, do comportamento dos principais componentes a seguir:

- **Energia elétrica comprada para revenda:** aumento de R$ 66.601 no 1T08 devido, basicamente, ao fato de os preços de alguns contratos de compra de energia guardarem relação com o PLD. Na controladora houve redução de R$ 20.749 em decorrência de, a partir de março de 2008, não ter ocorrido a compra de energia da CEM devido a sua incorporação.

- **Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE:** redução de R$ 32.037 no 1T08 (R$ 31.207 na controladora), em função, principalmente, da combinação dos seguintes fatores: (i) queda de R$ 23.163 no 1T08 (R$ 22.245 na controladora), devido, substancialmente, a uma menor exposição na CCEE, visto que praticamente todas nossas usinas termelétricas geraram plenamente por estarem na ordem de mérito para despacho, ao contrário do que ocorreu no 1T07 onde as usinas geraram apenas a inflexibilidade declarada no sistema; (ii) redução de R$ 18.351 (R$ 18.435 na controladora) nas despesas relacionadas com o Mecanismo de Realocação de Energia (MRE), pelo maior despacho de energia das usinas hidrelétricas requerido pelo Operador Nacional do Sistema Elétrico (ONS), nesse trimestre; e (iii) aumento de R$ 6.254 (no consolidado e na controladora), em função de a despesa na CCEE no 1T07 ter sido apresentada líquida de uma receita de Encargos de Serviço do Sistema (ESS) neste valor, enquanto que em março de 2008, único mês do 1T08 em que a Companhia incorreu em despesa na CCEE, essa receita foi nula.

- **Combustíveis para produção de energia elétrica:** aumento de R$ 50.301 (R$ 49.114 na controladora), em decorrência, basicamente do consumo de óleo diesel na UTWA e na UTAL em virtude do despacho das usinas pelo ONS com o objetivo de manter a segurança energética do sistema elétrico do país. Este aumento do custo foi compensado pelo aumento na receita na CCEE, conforme anteriormente mencionado.

- **Compensação financeira pela utilização de recursos hídricos:** crescimento de R$ 9.606 (R$ 10.019 na controladora), em decorrência do expressivo aumento no despacho da energia gerada nas usinas hidrelétricas pelo ONS em comparação com o mesmo trimestre do ano anterior e do reajuste tarifário ocorrido em janeiro de 2008.

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Despesas com Vendas

As despesas com vendas compõem-se, substancialmente, dos encargos de uso e conexão na rede elétrica e totalizaram R$ 56.453 no 1T08 (R$ 46.726 na controladora), 11,8% (8,3% na controladora) acima do registrado no mesmo período do ano anterior, que foi de R$ 50.501 (R$ 43.135 na controladora). O incremento ocorreu, em grande parte, em decorrência do aumento dos encargos de uso da rede elétrica e conexão por reajuste tarifário.

Despesas Gerais e Administrativas

As despesas gerais e administrativas aumentaram em 17,9% (21,5% na controladora), passando de R$ 30.234 no 1T07 (R$ 25.848 na controladora) para R$ 35.654 no 1T08 (R$ 31.397 na controladora), em função, principalmente, do reajuste salarial anual e da provisão para o Programa de Desligamento Voluntário (PDV) implementado pela Companhia, a partir do 2T07.

Outras Receitas Operacionais – Recuperação de PIS/COFINS

A Companhia reconheceu, no 1T08, receita não recorrente de R$ 76.431, relativa à recuperação de PIS/COFINS recolhidos indevidamente em períodos anteriores. Este montante refere-se, substancialmente, aos referidos impostos pagos sobre os valores relativos à recuperação do consumo dos combustíveis fosseis adquiridos com recursos da Conta de Consumo de Combustíveis (CCC) e da Conta de Desenvolvimento Energético (CDE) que, de acordo com a orientação contida em Despacho da ANEEL, passaram a ser contabilizados em conta retificadora de custo da produção de energia elétrica, a partir de novembro de 2005.

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA no 1T08 alcançou R$ 691.211, 53,2% superior ao apresentado no 1T07, que foi de R$ 451.073. Enquanto a margem EBITDA no 1T07 foi de 66,8%, neste trimestre esta foi de 72,6%.

EBITDA (R$ milhões) e Margem EBITDA (%)


691
451
66,8%
72,6%
1T07
1T08
EBITDA
Margem EBITDA

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Na controladora, o EBITDA no 1T08 alcançou R$ 642.312, com aumento de 65,3% em relação ao do 1T07, que foi de R$ 388.617. Enquanto a margem EBITDA no 1T07 foi de 65,1%, no 1T08 esta foi de 78,6%.


EBITDA (R$ milhões) e Margem EBITDA (%)
Controladora
642,3
388,6
78,6%
65,1%
1T07
1T08
EBITDA
Margem EBITDA

Resultado Financeiro

Receitas financeiras: no 1T08, as receitas financeiras aumentaram R$ 7.106 (R$ 7.259 na controladora) em relação ao mesmo trimestre do ano anterior, devido, principalmente, ao aumento na renda de aplicações financeiras, reflexo de um maior volume de recursos disponíveis para aplicação no período.

Despesas financeiras: as despesas financeiras cresceram R$ 23.494 (R$ 25.079 na controladora) em comparação com igual período de 2007, em decorrência dos seguintes fatores: (i) aumento de R$ 8.955 (no consolidado e na controladora) na despesa de variação cambial de empréstimos e financiamentos, líquida do resultado de operação de *hedge* cambial, existente no 1T07, em razão da maior valorização das moedas que compõem a dívida frente ao Real; e (ii) incremento na despesa de variação monetária sobre dívidas, no valor de R$ 17.955 (R$ 12.590 na controladora), devido, principalmente, à emissão de debêntures realizada no 2T07, indexada ao IPCA, e ao aumento do IGP-M neste trimestre, em relação ao 1T07.

Imposto de Renda e Contribuição Social

O crescimento de R$ 72.039 no 1T08 (R$ 81.727 na controladora) em relação ao mesmo período de 2007 refere-se, basicamente, ao aumento do resultado antes dos tributos, conforme anteriormente comentado.

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

Lucro Líquido

No 1T08 o lucro líquido alcançou R$ 391.512, 61,7% superior ao do mesmo período de 2007, que foi de R$ 242.102, reflexo dos efeitos anteriormente mencionados. Cabe destacar que o lucro do 1T08 teve um impacto positivo de R$ 50.444, líquidos de imposto de renda e contribuição social, relativo ao reconhecimento da recuperação de créditos do PIS/COFINS recolhidos a maior em anos anteriores. Desconsiderando-se esse efeito, o lucro do 1T08 passaria para R$ 341.068, 40,9% superior ao do mesmo trimestre de 2007, influenciado, principalmente, pelos efeitos positivos decorrentes das transações realizadas na CCEE.


Lucro Líquido - R$ milhões
242
392
51
341
1T07
1T08
Não recorrente

As seguintes informações não foram revisadas pelos auditores independentes: EBITDA e Margem EBITDA; quantidades e preços médios de energia divulgados.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA SÃO SALVADOR - CESS	04.848.623/0001-70	ABERTA CONTROLADA	99,99	8,38
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		268.943.147		268.943.147	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	11.066,60
14 - MONTANTE EMITIDO (Reais Mil)	154.932
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% do CDI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2007/013
4 - DATA DO REGISTRO CVM	19/06/2007
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	15/05/2007
9 - DATA DE VENCIMENTO	15/05/2014
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IPCA mais 7% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.435,45
14 - MONTANTE EMITIDO (Reais Mil)	365.241
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	35.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	35.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	04
2 - Nº ORDEM	4
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB-99/029
4 - DATA DO REGISTRO CVM	04/03/1999
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/1998
9 - DATA DE VENCIMENTO	01/04/2013
10 - ESPÉCIE DA DEBÊNTURE	SUBORDINADA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	TJLP mais 4% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	9.586,90
14 - MONTANTE EMITIDO (Reais Mil)	74.519
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	7.773
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	7.773
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

15.01 - PROJETOS DE INVESTIMENTO

Projeto realizado por empresa controlada

Usina Hidrelétrica São Salvador

A Tractebel Energia detém o controle acionário da Companhia Energética São Salvador – CESS uma SPC – Sociedade de Propósito Específico, que está construindo a Usina Hidrelétrica São Salvador - UHE São Salvador.

As principais características do empreendimento são as seguintes:

Localização:	Rio Tocantins, na divisa dos Municípios de São Salvador do Tocantins e Paranã, no Estado de Tocantins
Potência nominal instalada:	243,2 MW
Energia assegurada:	148,5 MW médios
Unidades geradoras:	2 unidades de 121,6 MW
Investimentos Previstos:	aproximadamente R$ 850 milhões
Fontes de recursos:	Cerca de 33% próprios e 67% BNDES
Estágio:	Obra iniciada em 2006, com previsão de início da operação comercial no início de 2009

Em outubro de 2006, a CESS comercializou no 3° Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada – ACR.

A CESS firmou contratos de financiamentos em 19.03.2007 com o BNDES e Agentes Financeiros (repasse BNDES), no valor total de R$ 570 milhões, dos quais R$ 393 milhões já foram liberados até 31.03.2008.

Pela outorga da concessão onerosa da UHE São Salvador, a CESS pagará à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL, o valor original de R$ 555.000, em parcelas mensais proporcionais ao valor anual reajustado. De acordo com o Segundo Termo Aditivo ao Contrato de Concessão n° 017/2002, de 18.07.2007, o início do pagamento dar-se-á a partir da operação comercial da 1ª unidade geradora do UHE São Salvador, ou a partir do início da entrega da energia objeto de Contratos de Comercialização de Energia no Ambiente Regulado – CCEAR, o que ocorrer primeiro, até o término da concessão, em abril de 2037.

Ainda conforme o referido aditivo, este valor será atualizado anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M até a data do aditivo contratual, em 18.07.2007, e a partir desta data, pela variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA.

Os valores contratuais atualizados, até 31.03.2008, são os seguintes:

Valor anual	33.593
Parcelas mensais (1/12)	2.799
Valor presente da Concessão	293.222

15.01 - PROJETOS DE INVESTIMENTO

O valor presente da Concessão foi calculado com base na taxa de desconto de 10% a.a., tradicionalmente utilizada no setor elétrico brasileiro, considerando os pagamentos no período de 01.01.2009 a 23.04.2037.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 31.03.2008.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.512.625	68,71	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.781.369	78,71	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física.

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga
Telfin S.A.	1	0,01	Belga
	668.322.229	100,00	

1.1.1.1 Suez – Tractebel S.A.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Electrabel S.A.	110.603.522	99,97	Belga
Outros	31.178	0,03	
	110.634.700	100,00	

1.1.1.1.1 Electrabel S.A.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez S.A.	53.818.428	98,07	Francesa
Outros	1.059.769	1,93	
	54.878.197	100,00	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1.1.1.1.1.1 Suez S.A.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Groupe Bruxelles Lambert - GBL	122.013.876	9,34	Belga
Outros (*)	1.185.029.646	90,66	
	1.307.043.522	**100,00**	

(*) As ações da Suez S.A. são amplamente pulverizadas, sendo que a Companhia não possuí conhecimento de outros acionistas, além do GBL, com mais de 5% das ações totais da Companhia.

1.1.1.1.1.1.1 Groupe Bruxelles Lambert – GBL

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Pargesa Netherlands B.V. (*)	78.420.013	48,60	Holandesa
Outros	82.938.274	51,40	
	161.358.287	**100,00**	

(*) Pargesa Netherlands B.V. detém indiretamente participação inferior a 5% da Companhia.

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdalla Filho	745.685.582	99,99	Brasileira
José Pais Rangel	1.019	0,01	Brasileira
	745.686.601	**100,00**	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 31.03.2008:

	31.03.2008		31.03.2007	
Acionista	**Quantidade de ações ordinárias**	**% do capital**	**Quantidade de ações ordinárias**	**% do capital**
Controladora				
Suez Energy South America Partic. Ltda.	448.512.625	68,71	448.512.625	68,71
Conselho de Administração	355.802	0,06	266.802	0,04
Diretoria Executiva	24.929	-	24.929	-
Conselho Fiscal	-	-	-	-
	448.893.356	68,77	448.804.356	68,75

3. Quantidade de ações em circulação em 31.03.2008

	Quantidade de ações ordinárias	**%**
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.893.356)	(68,77)
Total de ações em circulação	203.848.836	31,23

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DE REVISÃO DOS AUDITORES INDEPENDENTES

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A.
Florianópolis – SC

1. Revisamos as informações contábeis contidas nas Informações Trimestrais – ITR (individuais e consolidadas) da Tractebel Energia S.A. ("Companhia" ou "controladora") e controladas, referentes ao trimestre findo em 31 de março de 2008, compreendendo o balanço patrimonial e as demonstrações do resultado e de fluxos de caixa, o relatório de desempenho e as notas explicativas, elaborados sob a responsabilidade de sua Administração.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da Companhia e suas controladas.

3. Com base em nossa revisão, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações contábeis contidas nas Informações Trimestrais acima referidas, para que estejam de acordo com as normas expedidas pela Comissão de Valores Mobiliários (CVM), aplicáveis à elaboração das Informações Trimestrais, incluindo a Instrução CVM nº 469/08.

4. Conforme mencionado na nota explicativa 3, em 28 de dezembro de 2007 foi promulgada a Lei nº 11.638 com vigência a partir de 1º de janeiro de 2008. Essa Lei alterou, revogou e introduziu novos dispositivos à Lei nº 6.404/76 (Lei das Sociedades por Ações) e provocou mudanças nas práticas contábeis adotadas no Brasil. Essas mudanças foram adotadas pela Companhia na preparação das Informações Trimestrais referentes ao trimestre findo em 31 de março de 2008. Embora a referida Lei já tenha entrado em vigor e sido aplicada pela Companhia, com base em orientações da CVM e ou nas normas emitidas pelo *International Accounting Standards Board - IASB*, as principais alterações por ela introduzidas dependem de normatização por parte dos órgãos reguladores brasileiros. Dessa forma, as informações contábeis apresentadas poderão requerer ajustes quando do processo de normatização da Lei nº 11.638/07.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Rio de Janeiro, 7 de maio de 2008

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC 2SP 011.609/O-8 "F" SC

Roberto Paulo Kenedi
Contador
CRC 1RJ 081.401/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE


END